Exhibit 15(g)

As filed with the Securities and Exchange Commission on April 26, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 1-13464

TELECOM ARGENTINA S.A.
(Exact name of Registrant as specified in its charter)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Alicia Moreau de Justo 50 (C1107AAB) - Buenos Aires Argentina
(Address of principal executive offices)

Pedro Insussarry (Tel: 54-11-4968-3743, Fax: 54-11-4968-3616, E-mail: pinsussa@ta.telecom.com.ar, Alicia Moreau de Justo 50, 10th Floor, (C1107AAB), Buenos Aires, Argentina)
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, representing Class B Ordinary Shares	New York Stock Exchange
Class B Ordinary Shares, nominal value P$1.00 per share	New York Stock Exchange*

*                      Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Class A Ordinary Shares, nominal value P$1.00 each	502,034,299
Class B Ordinary Shares, nominal value P$1.00 each	466,890,558
Class C Ordinary Shares, nominal value P$1.00 each	234,748

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

PRESENTATION OF FINANCIAL INFORMATION

Telecom Argentina S.A. is a company incorporated under the laws of Argentina. As used in this Annual Report on Form 20-F (the “Form 20-F” or “Annual Report”), the terms “the Company,” “Telecom,” “Telecom Group,” “we,” “us,” and “our” refer to Telecom Argentina S.A. and its consolidated subsidiaries as of December 31, 2016. Unless otherwise stated, references to the financial results of “Telecom” are to the consolidated financial results of Telecom Argentina and its consolidated subsidiaries. The Telecom Group is engaged in the provision of fixed and mobile telecommunications services.

The term “Telecom Argentina” refers to Telecom Argentina S.A. excluding its subsidiaries, as of December 31, 2016, Telecom Personal S.A., Núcleo S.A., Personal Envíos S.A. (“Envíos”), Telecom Argentina USA Inc. (“Telecom Argentina USA”) and Micro Sistemas S.A. Telecom Argentina is engaged in the provision of fixed telecommunication services in Argentina. The terms “Telecom Personal” or “Personal” refer to Telecom Personal S.A., our subsidiary engaged in the provision of mobile telecommunication services in Argentina. The term “Núcleo” refers to Núcleo S.A., Personal’s subsidiary engaged in the provision of mobile telecommunication services in Paraguay. Envíos is Núcleo’s subsidiary engaged in the provision of mobile financial services in Paraguay. Telecom Argentina USA Inc. is a Telecom Argentina’ subsidiary engaged in the provision of telecommunication services in USA and Micro Sistemas is a Telecom Argentina’ subsidiary whose corporate purpose is the provision of electronic payment services in Argentina which had no activities during 2016.

Our Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, and the notes thereto (the “Consolidated Financial Statements”) are set forth on pages F-1 through F-109 of this Annual Report.

Our Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been approved by resolution of the Board of Directors’ meeting held on March 8, 2017.

Our Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, as included in this report, have been audited by an independent registered public accounting firm.

Telecom Argentina and our Argentine subsidiaries maintain their accounting records and prepare their financial statements in Argentine Pesos, which is their functional currency. Our subsidiaries Núcleo, Envíos and Telecom Argentina USA, however, maintain their accounting records and prepare their financial statements in Guaraníes (Núcleo and Envíos) and in U.S. dollars (Telecom Argentina USA). Our Consolidated Financial Statements include the results of these subsidiaries translated into Argentine Pesos. Assets and liabilities are translated at year-end exchange rates and revenue and expense accounts at average exchange rates for each year presented.

Certain financial information contained in this Annual Report has been presented in U.S. dollars. This Annual Report contains translations of various Argentine Peso amounts into U.S. dollars at specified rates solely for convenience of the reader. You should not construe these translations as representations by us that the Argentine Peso amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Except as otherwise specified, all references to “US$,” “U.S. dollars” or “dollars” are to United States dollars, references to “EUR,” “euro” or “€” are to the lawful currency of the member states of the European Union and references to “P$,” “Argentine Pesos” or “pesos” are to Argentine Pesos. Unless otherwise indicated, we have translated the Argentine Peso amounts using a rate of P$15.89 = US$1.00, the U.S. dollar ask rate published by the Banco de la Nación Argentina (Argentine National Bank) on December 31, 2016. On April 24, 2017, the exchange rate was P$15.39= US$1.00. As a result of fluctuations in the Argentine peso/U.S. dollar exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. Consequently, these translations should not be construed as a representation that the peso amounts represent, or have been or could be converted into, U.S. dollars at that or any other rate. See “Item 3—Key Information—Exchange Rates”, and “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Devaluation of the peso may adversely affect our results of operations, our capital expenditure program and the ability to service our liabilities and transfer funds abroad.”

For the purposes of this Annual Report, “billion” means a thousand million.

PRESENTATION OF FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

Certain amounts and ratios contained in this Annual Report (including percentage amounts) have been rounded up or down to facilitate the summation of the tables in which they are presented. The effect of this rounding is not material. These rounded amounts are also included within the text of this Annual Report.

The contents of our website and other websites referred to herein are not part of this Annual Report.

This Annual Report contains certain terms that may be unfamiliar to some readers. You can find a Glossary of these terms on page 5 of this Annual Report.

PRESENTATION OF FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this Annual Report contains information that is forward-looking, including, but not limited to:

•                  our expectations for our future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure;

•                  the implementation of our business strategy;

•                  the changing dynamics and growth in the telecommunications market;

•                  our outlook for new and enhanced technologies;

•                  the effects of operating in a competitive environment;

•                  industry conditions;

•                  the outcome of certain legal proceedings;

•                  regulatory and legal developments; and

•                  other factors identified or discussed under “Item 3—Key Information—Risk Factors.”

This Annual Report contains certain forward-looking statements and information relating to the Telecom Group that are based on current expectations, estimates and projections of our Management and information currently available to the Telecom Group. These statements include, but are not limited to, statements made in “Item 3—Key Information—Risk Factors,” “Item 5—Operating and Financial Review and Prospects” under the captions “Critical Accounting Policies” and “Trend Information,” “Item 8—Financial Information—Legal Proceedings” and other statements about the Telecom Group’s strategies, plans, objectives, expectations, intentions, capital expenditures, and assumptions and other statements contained in this Annual Report that are not historical facts. When used in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” and other similar expressions are generally intended to identify forward-looking statements.

These statements reflect the current views of the Management of the Company with respect to future events. They are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.

Many factors could cause actual results, performance or achievements of the Telecom Group to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among others:

•                  our ability to successfully implement our business strategy;

•                  our ability to introduce new products and services that enable business growth;

•                  uncertainties relating to political and economic conditions in Argentina and Paraguay;

•                  inflation, the devaluation of the peso and of the Guaraní and exchange rate risks in Argentina and Paraguay;

•                  restrictions on the ability to exchange pesos into foreign currencies and transfer funds abroad;

•                  the way the Argentine government regulates Law No. 27,078, the Argentina Digital Law or “LAD,” as amended by Decree No. 267/15, as well as the impact of the announced project of new Telecommunications Law, which has not yet been sent to Congress;

•                  the creditworthiness of our actual or potential customers;

FORWARD-LOOKING STATEMENTS	TELECOM ARGENTINA S.A.

•                  nationalization, expropriation and/or increased government intervention in companies;

•                  technological changes;

•                  the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which we operate; and

•                  the effects of increased competition.

Many of these factors are macroeconomic and regulatory in nature and therefore beyond the control of the Company’s Management. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend and does not assume any obligation to update the forward-looking statements contained in this Annual Report.

These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult the Company’s filings made on Form 6-K, which are periodically filed with or furnished to the United States Securities and Exchange Commission.

FORWARD-LOOKING STATEMENTS	TELECOM ARGENTINA S.A.

GLOSSARY OF TERMS

The following explanations are not provided as or intended to be technical definitions, but only to assist the general reader to understand certain terms used in this Annual Report.

2G (second-generation mobile system): Second-generation protocols using digital encoding and includes GSM, D-AMPS (TDMA) and CDMA. These protocols support high bit rate voice and limited data communications.

3G (third-generation mobile system): Third-generation mobile service, designed to provide high speed data, always-on data access, and greater voice capacity. 3G networks allow the transfer of both voice data services (telephony, messaging) and non-voice data (such as downloading Internet information, exchanging email, and instant messaging). The high data speeds, measured in Mbps, are significantly higher than 2G, and 3G networks technology enable full motion video, high-speed Internet access and video-conferencing. 3G technology standards include UMTS, based on WCDMA technology (quite often the two terms are used interchangeably), and CDMA2000.

4G (fourth-generation mobile system): Fourth-generation mobile service using the LTE technology (Long Term Evolution technology).

Access (or Accesses): Connection provided by Telecom Argentina to Internet services.

ADS: American Depositary Shares issued by JP Morgan, listed on the New York Stock Exchange, each representing rights to five (5) Class B Shares under a Deposit Agreement.

ADSL (Asymmetric Digital Subscriber Line): A type of digital subscriber line technology (DSL); a data communications technology that enables faster data transmission over copper lines than a conventional voiceband modem can provide.

AFIP (Administración Federal de Ingresos Públicos): The Argentine federal tax authority.

AFJP (Administradoras de Fondos de Jubilaciones y Pensiones): Private entities that were in charge of managing the funds of the Private Pension and Retirement System established by Law No. 24,241, until its nationalization in November 2008 pursuant to Law No. 26,425.

AFTIC (Autoridad Federal de Tecnologías de la Información y de las Comunicaciones): The decentralized and autonomous agency in the scope of the PEN appointed as the Regulatory Authority in the LAD. AFTIC was replaced by the ENACOM.

AMBA (Area Metropolitana Buenos Aires): An area comprising the city of Buenos Aires and the greater Buenos Aires area. Telephone calls within the area are considered local.

Analog: A mode of transmission or switching that is not digital, e.g., the representation of voice, video or other not in digital form.

ANSES: The Argentine administrator of social security pension and retirement benefits.

Argentina: Republic of Argentina.

Argentine GAAP: Generally Accepted Accounting Principles in Argentina, which we used before the adoption of IFRS.

ARBU (Average Revenue Billed per User): Calculated by dividing total monthly basic charges and traffic revenue excluding public telephony revenue by weighted-average number of fixed lines in service during the period.

ARPU (Average Revenue per User): Calculated by dividing total revenue excluding mainly handset, out collect (wholesale) roaming, cell site rental and activation fee revenue by weighted-average number of subscribers during the period.

ARSAT: Empresa Argentina de Soluciones Satelitales Sociedad Anónima, a state-owned company which offers satellite and wholesale services.

Auction Terms and Conditions: Terms and Conditions approved by SC Resolution No. 38/14 for the awarding of frequency bands.

Backbone: Main connection network (mainly by fiber optics) that connect local areas.

BADLAR: Buenos Aires Deposits of Large Amount Rate.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

Basic Telephone Services: The supply of fixed telecommunications links that form part of the public telephone network, or are connected to such network, and the provision of local and long-distance telephone service (domestic and international).

BCBA (Bolsa de Comercio de Buenos Aires): The Buenos Aires Stock Exchange.

BCRA (Banco Central de la República Argentina): The Central Bank of Argentina.

Broadband: Services characterized by a transmission speed of 2 Mbps or more. These services include interactive services such as video telephone/video conferencing (both point-to-point and multipoint); video monitoring; interconnection of local networks; file transfer; high-speed fax; e-mail for moving images or mixed documents; Broadband videotext; video on demand and retrieval of sound programs or fixed and moving images.

Broadcasting: Simultaneous transmission of information to all Nodes and terminal equipment of a network.

Carrier: Company that makes available the physical telecommunication network.

CAT: Compañía Argentina de Teléfonos S.A.

CDMA (Code Division Multiple Accesses): A digital wireless technology used in radio communication for transmission between a mobile handset and a radio base station. It enables the simultaneous transmission and reception of several messages, each of which has a coded identity to distinguish it from the other messages.

Cell: Geographical portion of the territory covered by a base transceiver station.

Cellular: A technique used in mobile radio technology to use the same spectrum of frequencies in one network multiple times. Low power radio transmitters are used to cover a “Cell” (i.e., a limited area) so that the frequencies in use can be reused without interference for other parts of the network.

CEO: Chief Executive Officer.

CFO: Chief Financial Officer.

Channel: The portion of a communications system that connects a source to one or more destinations. Also called circuit, line, link or path.

CNC (Comisión Nacional de Comunicaciones): The Argentine National Communications Commission, which was replaced by the AFTIC, which was replaced by the ENACOM (in December 2015).

CNDC (Comisión Nacional de Defensa de la Competencia): Argentine Antitrust Commission.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

CONATEL: National Communications Commission of Paraguay.

Convertibility Law: Law No. 23,928 and its Regulatory Decree No. 529/91. The Convertibility Law fixed the exchange rate at one peso per U.S. dollar during the period from April 1, 1991 through January 6, 2002. The Convertibility Law was partially repealed on January 6, 2002 by the enactment of the Public Emergency Law.

COO: Chief Operating Officer.

COSO: Committee of Sponsoring Organizations of the Treadway Commission.

CPP (Calling Party Pays): The system whereby the party placing a call to a mobile handset rather than the mobile subscriber pays for the air time charges for the call.

D-AMPS (Digital-Advanced Mobile Phone Service): It is a digital version of AMPS (Advanced Mobile Phone Service), the original Analog standard for mobile telephone service in the United States.

Decree No. 267/15: Decree that modifies some aspects of the LAD and Audiovisual Communication Services Law published in the Official Gazette on January 4, 2016. This Decree was subsequently amended by Decree No. 1,340/16 issued by PEN and published in the Official Gazette on January 2, 2017.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

Digital: A mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. Digital networks are rapidly replacing the older Analog ones. Digital networks allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

DWDM (Dense Wavelength Division Multiplexing): Technology for multiplying and transmitting different wavelengths along a single optical fiber contemporaneously.

ENACOM (Ente Nacional de Comunicaciones): Argentine Communications Body within the scope of the Ministry of Communications, acting as Regulatory Authority as of the date of this Annual Report. ENACOM absorbed the functions of AFTIC.

ENTel (Empresa Nacional de Telecomunicaciones): National Telecommunications Company which operated the telecommunications system in Argentina prior to the Transfer Date.

Envíos: Personal Envíos S.A.

FCR: France Cables et Radio S.A.

Fiber Optic: Thin glass, silica or plastic wires, building the infrastructure base for data transmission. A Fiber Optic cable contains several individual fibers, and each of them is capable of driving a signal (light impulse) at unlimited bandwidth. Fiber Optics are usually employed for long-distance communication: it can transfer “heavy” data loads, and the signal reaches the recipient, protected from possible disturbances along the way. The driving capacity of Fiber Optics is higher than the traditional copper cable ones.

Fintech: Fintech Telecom LLC.

FTTH, FTTC, FTT (Fiber to the …): It is the term used to indicate any network architecture that uses fiber optic cables in partial or total substitution of traditional copper cables used in telecommunications access networks. The various technological solutions differ in the point of the distribution network where the fiber connection is made, with respect to the end-user’s location. In the case of FTTC (Fiber to the Curb or Fiber to the Cabinet), the fiber connection reaches the equipment (distribution cabinet) located on the pavement, from where copper connections are run to the customer; in the case of FTTH (Fiber to the Home), the fiber connection terminates inside the customer premises.

GCL: General Corporations Law.

GDP: Gross Domestic Product.

GPON: Gigabit-capable Passive Optical Network. A flexible optical fiber access network capable of supporting the bandwidth requirements of business and residential services. GPON systems are characterized, in general, by an optical line termination (“OLT”) system and an optical network unit (ONU) or optical network termination (“ONT”) with a passive optical distribution network interconnecting them. There is, in general, a one-to-many relationship between the OLT and the ONU/ONTs, respectively.

GPRS (General Packet Radio Service): An enhanced second-generation mobile technology used to transmit data over mobile networks. GPRS transmits and receives packets of data in bursts instead of using continuous open radio channels, and it is used to add faster data transmission speed to GSM networks. GPRS is packet-based rather than circuit-based technology.

GSM (Global System for Mobile Communications): A standard for digital mobile technology used worldwide, which works on 900 MHz and 1,800 MHz band.

IASB: International Accounting Standards Board.

ICT: (Information and Communication Technology): Broad area concerned with information technology, telecommunications networking and services and other aspects of managing and processing information, especially in large organizations.

ICT services (Information and Communication Technology services): Services to transport and distribute signals or data, such as voice, text, video and images, provided or requested by third-party

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

users, through telecommunications networks. Each service is subject to its specific regulatory framework.

IFC: International Finance Corporation

IFRS: International Financial Reporting Standards as issued by the International Accounting Standards Board.

INDEC (Instituto Nacional de Estadísticas y Censos): The Argentine National Statistics and Census Institute.

Internet: The world’s best-known data network. Initially used by the U.S. Department of Defense, the Internet now provides an interface for networks based on different technologies (LANs, WANs, data networks, etc.), but with the use of the TCP/IP protocol platform.

IP (Internet Protocol): A set of communications protocols for exchanging data over the Internet.

ISP (Internet Service Provider): A vendor who provides access to the Internet and World Wide Web.

IT: Information Technology.

LAD (Ley Argentina Digital): Law No. 27,078, Argentina’s Digital Law.

Law No. 25,561(Ley de Emergencia Económica y Reforma del Régimen Cambiario): See “Public Emergency Law.”

Law No. 26,831 (Ley de Mercado de Capitales): Argentine Capital Markets Law.

List of Conditions: The Privatization Regulations, including the Pliego de Bases y Condiciones, was approved by Decree No. 62/90, as amended. Pursuant to the List of Conditions, Telecom Argentina was required to comply with rate regulations and meet certain minimum annual standards regarding the expansion of its telephone system and improvements in the quality of its service to maintain and extend the exclusivity of its non-expiring license to provide fixed-line public telecommunications services and Basic Telephone Services in the Northern Region of Argentina. After the market was opened to competition, the outstanding obligations that continue in force were the rate regulations and those related to the quality of service; the obligations related to the expansion of the network are no longer required.

Merval (Mercado de Valores de Buenos Aires S.A.): Securities Market of Buenos Aires S.A. On April 17, 2017, Bolsas y Mercados Argentinos S.A. (BYMA), a stock market authorized by CNV who shall succed to the Mercado de Valores de Buenos Aires S.A. or MERVAL, started the automatic transfer of all the species listed in the MERVAL to BYMA. BYMA was created after the merger of the MERVAL and the capital contribution of the BCBA, with the purpose of incorporating the Argentine Stock Exchange System (SBA) under Law No. 26,831 of the Capital Markets.

Micro Sistemas: Micro Sistemas S.A.

M2M: Machine to Machine, information exchange between two remote machines.

MMS (Mobile Multimedia Services): Represent an evolution of the SMS and the Enhanced Messaging Service (“EMS”) using various mono-medial elements (text, design, photos, video-clips and audio), which are synchronized and combined allowing them to be packed together and sent to GSM-GPRS platforms.

Mobile service: A mobile telephone service provided by means of a network of interconnected low-powered base stations, each of which covers one small geographic cell within the total cellular system service area.

Modem: Modulator/Demodulator. A device that modulates digital data to allow their transmission on Analog channels, generally consisting of telephone lines.

Multimedia: A service involving two or more communications media (e.g., voice, video, text, etc.) and hybrid products created through their interaction.

NDF (Non Deliverable Forward) Agreement: A generic term for a set of derivatives that covers national currency transactions including foreign exchange forward swaps, cross currency swaps and coupon swaps in nonconvertible or highly restricted currencies. The common characteristics of these contracts are that they involve no exchange of principal, are fixed at a predetermined price and are

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

typically settled in U.S. dollars (or sometimes in Euros) at the prevailing spot exchange rate taken from an agreed source, time, and future date.

Network: An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cable or point-to-point radio connectors.

Node: Topological network junction, commonly a switching center or station.

Nortel: Nortel Inversora S.A., the parent company of Telecom Argentina S.A.

Northern Region: the Argentine government’s privatization program as set forth in the State Reform Law approved in August 1989 and subsequent decrees, the “Privatization Regulations” provided for the division of the Argentine telecommunications network operated by ENTel into two regions, the northern region (the “Northern Region”) and the southern region (the “Southern Region”) of Argentina. Additionally, these two regions are set forth in Decree No. 1,461/93, which ratified the Resolution No. 575/93 which approved the list of conditions for the public offer for the provision of mobile telecommunication services.

OTT (Over the Top): Over the Top applications or services are those services that bypass traditional network distribution approaches and run over, or on top of, internet networks. OTT refers, in general, to content from a third-party that is delivered to an end-user over the internet that is not provided directly by end-user Internet Service Provider.

Outsourcing: Hiring outsiders to perform various telecommunications services, which may include planning, construction, or hosting of a network or specific equipment belonging to a company.

Packs: Packages integrated by SMS and minutes that can be purchased or added to those plans that recharge credit.

PCS (Personal Communications Service): A mobile communications service with systems that operate in a manner similar to cellular systems.

PEN (Poder Ejecutivo Nacional): The executive branch of the Argentine government.

Penetration: The measurement of the take-up of services. As of any date, the penetration is calculated by dividing the number of subscribers by the population to which the service is available and expressed as a percentage.

Personal: Telecom Personal S.A.

Pesification: Modification of the exchange rate by the Argentine government pursuant to the Public Emergency Law.

Platform: The total input, including hardware, software, operating equipment and procedures, for producing (production platform) or managing (Management platform) a particular service (service platform).

POPs of contents: “Point Of Presence”, Netflix, Google or other Internet content providers traffic cache servers where Internet contents are stored locally.

Presubscription of Long-Distance Service: The selection by the customer of international and domestic long-distance telecommunications services from a long-distance telephone service operator.

Price Cap: Rate regulation mechanism applied to determine rate discounts based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. The mentioned factor was established initially in the List of Conditions and afterwards in different regulations by the SC.

Privatization Regulations: The Argentine government’s privatization program as set forth in the State Reform Law approved in August 1989 and subsequent decrees.

Public Emergency Law: The Public Emergency and Foreign Exchange System Reform Law No. 25,561 adopted by the Argentine government on January 6, 2002, as amended by Law No. 25,790, Law No. 25,820, Law No. 25,972, Law No. 26,077, Law No. 26,204, Law No. 26,339, Law No. 26,456, Law No. 26,563, Law No. 26,729, Law No. 26,896 and Law No. 27,200. Among others, the Public Emergency Law grants the PEN the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market and to renegotiate public service agreements.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

Pulse: Unit on which the rate structure of the regulated fixed line services is based.

Regulatory Bodies: Collectively or individually, the ENACOM, the AFTIC, the SC and the CNC.

Roaming: A function that enables mobile subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when a mobile device is used in a foreign country (included in the GSM network).

Satellite: Satellites are used, among other things, for links with countries that cannot be reached by cable to provide an alternative to cable and to form closed user networks.

SBT (Servicio Básico Telefónico): Basic Telephone Service.

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications, which was replaced by the AFTIC and subsequently by the ENACOM.

SCMA (Servicio de Comunicaciones Móviles Avanzadas): Mobile Advanced Communications Service.

SEC: The Securities and Exchange Commission of the United States of America.

SECTIC (Secretariado de Tecnologías de la Información y la Comunicación): Secretariat of Information and Communication Technologies.

Service Provider: The party that provides end users and content providers with a range of services, including a proprietary, exclusive or third-party service center.

SMS (Short Message Service): Short text messages that can be received and sent through GSM-network connected mobile phones. The maximum text length is 160 alpha-numerical characters.

Sofora: Sofora Telecomunicaciones S.A.

Southern Region: See “Northern Region.”

SRMC (Servicios de Radiocomunicaciones Móviles Celular): Cellular Mobile Radiocommunications Service.

STM (Servicio Telefónico Móvil): Mobile Telephone Service.

Switch: These are used to set up and route telephone calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes.

TDMA (Time Division Multiple Accesses): A technology for digital transmission of radio signals between, for example, a mobile handset and a radio base station. TDMA breaks signals into sequential pieces of defined length, places each piece into an information conduit at specific intervals and then reconstructs the pieces at the end of the conduit.

Telco S.p.A.: A joint company made up of the Generali group, Intesa San Paolo S.p.A., Mediobanca S.p.A. and Telefónica, S.A. (of Spain).

Telecom Argentina USA: Telecom Argentina USA, Inc.

Telecom Italia: Telecom Italia S.p.A.

Telecom Italia Group: Telecom Italia and its consolidated subsidiaries.

Telefónica: Telefónica de Argentina S.A.

Telintar: Telecomunicaciones Internacionales de Argentina Telintar S.A.

Terms and Conditions: See “Auction Terms and Conditions.”

TLRD (Terminación Llamada Red Destino): Termination charges from third parties’ mobile networks.

Transfer Date: November 8, 1990, the date on which Telecom Argentina commenced operations upon the transfer from the Argentine government of the telecommunications system in the Northern Region of Argentina that was previously owned and operated by ENTel.

UBB (Ultra Broad Band): High speed Internet connection with download speed of 15MB or more.

UMTS (Universal Mobile Telecommunications System): Third-generation mobile communication standard.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

UNIREN (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos): Renegotiation and Analysis of Public Services Contracts Division.

Universal Service: The availability of Basic Telephone Service, or access to the public telephone network via different alternatives, at an affordable price to all persons within a country or specified area.

Value Added Services (VAS): Services that provide a higher level of functionality than the basic transmission services offered by a telecommunications network such as video streaming, “Personal Video”, “Nube Personal” (Cloud services), M2M (Machine to Machine communication), social networks, “Personal Messenger”, content and entertainment (SMS subscriptions and content, games, music, etc.), MMS and voice mail.

VDSL (Very High bit rate Digital Subscriber Line): a superior technology for Internet access connections. VDSL is superior to ADSL, offering connections speed of over 10Mb.

W de Argentina Inversiones: W de Argentina Inversiones S.A.

WAN (Wide Area Network): A private network that covers a wide geographic area using public telecommunications services.

Wi-Fi: A service for mobile Internet connection and high-speed access.

Wi-Max (Worldwide Interoperability for Microwave Access): A technology that allows mobile access to Broadband telecommunications networks. It is defined by the Wi-Max Forum, a global consortium formed by major companies in the field of fixed and mobile telecommunications, which has the purpose to develop, test and promote the interoperability of systems.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

PART I

ITEM 1.                                                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                KEY INFORMATION

Selected Financial Data

The following table presents our summary financial data for each of the years in the five-year period ended December 31, 2016.

The selected consolidated income statement data for the years ended December 31, 2016, 2015 and 2014 and the selected consolidated financial position data as of December 31, 2016 and 2015 have been prepared in accordance with IFRS as issued by the IASB and have been derived from our Consolidated Financial Statements included elsewhere in this Annual Report. The selected consolidated income statement data for the years ended December 31, 2013 and 2012 and the selected consolidated financial position data as of December 31, 2014 and 2013 have been prepared in accordance with IFRS and have been derived from our consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 included in our Annual Report on Form 20-F for the year ended December 31, 2014, filed on April 24, 2015. The selected consolidated financial position data as of December 31, 2012 prepared in accordance with IFRS have been derived from our Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years then ended included in our Annual Report on Form 20-F for the year ended December 31, 2013, filed on April 14, 2014.

Our Consolidated Financial Statements and the financial information included elsewhere in this Annual Report have been prepared on historical basis in accordance with IFRS. However, due to the high level of inflation prevailing in Argentina in the last few years, the Company’s Management engaged in a deep analysis of the conditions established by IAS 29 paragraph 3 to consider an economy as hyperinflationary. Based on the analysis made as of December 31, 2016, the Company’s Management considers that the quantitative condition provided in section e) of IAS 29 has been met, while the qualitative conditions of the Argentine economy are mixed (some of them would suggest the existence of a high inflation environment while others have not substantially changed from previous years, when it was concluded that financial statements should not be restated). Under these circumstances, and in order to be objective, the Company’s Management gave prominence to the conclusions reached by some international accounting firms that were available to the Company’s Management, which considered that as of December 31, 2016, there was insufficient evidence to consider Argentina’s economy as “hyperinflationary” under IAS 29. Similar conclusions were reached under US GAAP by the International Practices Task Force, according to its memorandum issued on November 17, 2016. See “—Risk factors—Risk Factors Relating to Argentina—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins”, “Item 5— Operating and Financial Review and Prospects—Economic and Political Developments in Argentina” and Note 1.e) to the Consolidated Financial Statements.

You should read the information below in conjunction with our Consolidated Financial Statements and the notes thereto, as well as “Presentation of Financial Information” and “Item 5—Operating and Financial Review and Prospects.”

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

CONSOLIDATED SELECTED INCOME STATEMENT AND FINANCIAL POSITION DATA

	2016	2015	2014	2013	2012
	(P$ million, except per share and per ADS data in P$)
INCOME STATEMENT DATA
Total revenues and other income	53,323	40,540	33,388	27,350	22,196
Operating expenses (without depreciation and amortization)	(38,899)	(29,674)	(24,686)	(19,786)	(15,626)
Operating expenses - depreciation and amortization	(6,198)	(4,438)	(3,243)	(2,873)	(2,612)
Gain /(Loss) on disposal of PP&E and impairment of PP&E	(383)	(199)	(16)	(173)	8
Operating income	7,843	6,229	5,443	4,518	3,966
Other, net (1)	(2,244)	(1,102)	253	528	229
Income tax expense	(1,594)	(1,692)	(1,967)	(1,792)	(1,463)
Net income	4,005	3,435	3,729	3,254	2,732
Other Comprehensive Income, net of tax	263	257	243	133	91
Total Comprehensive Income	4,268	3,692	3,972	3,387	2,823
Total Comprehensive Income attributable to Telecom Argentina	4,142	3,580	3,837	3,285	2,745
Total Comprehensive Income attributable to Non-controlling Interest	126	112	135	102	78
Number of shares outstanding at year-end (in millions of shares) (2)	969	969	969	969	984
Net income per share (basic and diluted) (3)	4.10	3.51	3.79	3.27	2.73
Net income per ADS (4)	20.51	17.56	18.95	16.35	13.64
Dividends per share (5)	2.06	0.83	1.24	1.03	0.82
Dividends per ADS (6)	10.32	4.15	6.20	5.11	4.10

FINANCIAL POSITION DATA
Current assets	15,562	11,492	6,393	9,751	6,986
PP&E and intangible assets	30,757	25,622	19,140	12,745	10,549
Other non-current assets	1,595	1,351	784	634	274
Total assets	47,914	38,465	26,317	23,130	17,809
Current liabilities	16,511	16,914	9,097	9,050	5,883
Non-current liabilities	11,525	3,941	2,451	2,029	1,768
Total liabilities	28,036	20,855	11,548	11,079	7,651
Total equity	19,878	17,610	14,769	12,051	10,158
Equity attributable to Telecom Argentina	19,336	17,194	14,418	11,783	9,959
Non-controlling Interest	542	416	351	268	199

Total Capital Stock (7)	984	984	984	984	984

(1)	Other, net includes Finance income and expenses.

(2)	Number of ordinary shares outstanding at year-end (as of December 31, 2016, 2015, 2014 and 2013 excludes treasury shares).

(3)

Calculated based on the weighted average number of ordinary shares outstanding during each period (969,159,605 ordinary shares for the years 2016, 2015 and 2014, 978,939,079 ordinary shares for the year 2013, and 984,380,978 ordinary shares for the year 2012).

(4)

Calculated based on the equivalent in ADSs to the weighted average number of ordinary shares outstanding during each period (193,831,921 ADSs for the years 2016, 2015 and 2014, 195,787,816 ADSs for the year 2013 and 196,876,196 ADSs for the year 2012).

(5)

Dividends per share translated into U.S. dollars amounts to US$0.14; US$0.09; US$0.15; US$0.16 and US$0.17 as of December 31, 2016, 2015, 2014, 2013 and 2012, respectively. The translation into US Dollar was made using the ask rate published by the Banco de la Nación Argentina (National Bank of Argentina) prevailing as of the date when dividends were available to Telecom Argentina’ shareholders.

(6)

Dividends per ADS translated into U.S. dollars amounts to US$0.70; US$0.46; US$0.75; US$0.79 and US$0.83 as of December 31, 2016, 2015, 2014, 2013 and 2012, respectively. The translation into US Dollar was made using the ask rate published by the Banco de la Nación Argentina (National Bank of Argentina) prevailing as of the date when dividends were available to Telecom Argentina’ shareholders.

(7)	Ordinary shares of P$1 of nominal value each.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

OTHER SELECTED DATA

	2016	2015	2014	2013	2012
Number of installed fixed lines (thousands)(1)	4,908	4,904	4,763	4,700	4,851
Number of fixed lines in service (thousands)(2)	3,920	4,043	4,093	4,124	4,128
Fixed lines in service per 100 inhabitants(3)	19	19	19	19	20
Lines in service per employee (4)	360	371	370	375	371
ARBU (in P$/month) (national + international)	97.9	67.7	57.4	52.5	48.2
Fixed Internet access lines (thousands)	1,738	1,814	1,771	1,707	1,629
Arnet subscribers (thousands)	1,726	1,791	1,749	1,687	1,622
ARPU ADSL (access + ISP) (in P$/month)	270.9	207.4	153.0	124.7	102.3
Mobile subscribers in Argentina (thousands)	19,514	19,656	19,585	20,088	18,975
Subscribers at year-end per employee (4)	4,187	4,005	3,950	3,897	3,612
ARPU (in P$/month)	112.3	91.5	74.2	66.8	57.7
MOU (in minutes/month)	89.9	93.7	99.5	111.7	112.4
MBOU (in Mb per user/month) (5)	943.2	565.5	366.8	n/a	n/a
Mobile subscribers in Paraguay (thousands)(6)	2,538	2,546	2,481	2,420	2,301
Subscribers at year-end per employee (4) (7)	6,317	6,225	6,159	5,696	5,226
ARPU (in P$/month)	71.7	46.5	47.9	34.6	27.5
MOU (in minutes/month)	56.0	68.5	57.5	61.3	56.1
Telecom Group Headcount(8)	15,970	16,224	16,416	16,581	16,808

(1)         Reflects total number of lines available in Switches.

(2)         Includes lines customers, own usage, public telephony and Integrated Services Digital Network (“ISDN”) channels.

(3)         Corresponds to the Northern Region of Argentina.

(4)         Excluding temporary employees, if any.

(5)         Correspond to customers with consumption higher than 10Mb.

(6)         Including Wi-Max Internet customers.

(7)         Excluding Wi-Max Internet customers.

(8)         Including temporary employees, if any.

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal pesos per dollar (ask price). See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.”

	High(1)	Low(1)	Average(2)	End of Period

Year Ended December 31, 2012	4.92	4.30	4.55	4.92
Year Ended December 31, 2013	6.52	4.98	5.55	6.52
Year Ended December 31, 2014	8.55	7.87	8.23	8.55
Year Ended December 31, 2015	13.04	8.64	9.45	13.04
Year Ended December 31, 2016	15.89	13.96	14.99	15.89
Month Ended October 31, 2016	15.23	15.07	15.17	15.15
Month Ended November 30, 2016	15.87	14.92	15.35	15.87
Month Ended December 31, 2016	16.03	15.50	15.84	15.89
Month Ended January 31, 2017	16.08	15.81	15.91	15.90
Month Ended February 28, 2017	15.80	15.36	15.59	15.48
Month Ended March 31, 2017	15.65	15.39	15.52	15.39
April 2017 (through April 24, 2017)	15.49	15.19	15.33	15.39

(1)         Yearly data is based on month-end rates.

(2)         Yearly data reflect average of month-end rates.

Sources: Banco de la Nación Argentina

On April 24, 2017, the exchange rate was P$ 15.39= US$1.00.

Capitalization and Indebtedness

Not applicable.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

Reasons for the Offer and Use of Proceeds

Not applicable.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

Risk Factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this Annual Report. The risks described below are not the only ones that we face. Additional risks that we do not presently consider material, or of which we are not currently aware, may also affect us. Our business, results of operations, financial condition and cash flows could be materially and adversely affected if any of these risks materialize and, as a result, the market price of our shares and our ADSs could decline. You should carefully consider these risks with respect to an investment in Telecom Argentina.

Risks Relating to Argentina

Overview

A substantial majority of our property, operations and customers are located in Argentina, and a portion of our assets and liabilities are denominated in foreign currencies. Accordingly, our financial condition, results of operations and cash flows depend to a significant extent on economic and political conditions prevailing in Argentina and on the exchange rates between the peso and foreign currencies. In the recent past, Argentina has experienced severe recessions, political crises, periods of high inflation and significant currency devaluation. Argentina has experienced economic growth in the last decade, although according to INDEC’s official figures, economic activity has been volatile during 2014, 2015 and 2016. Uncertainty remains as to whether the growth is sustainable, as well as how several factors would impact the Argentine economy, including among others, inflation rates, exchange rates, commodity prices, level of BCRA reserves, public debt, tax pressures and healthy trade and fiscal balances.

Devaluation of the peso may adversely affect our results of operations, our capital expenditure program and the ability to service our liabilities and transfer funds abroad.

Since we generate a substantial portion of our revenues in pesos (our functional currency), any devaluation may negatively affect the U.S. dollar value of our earnings while increasing, in peso terms, our expenses and capital expenditures denominated in foreign currency. A depreciation of the Argentine Peso against major foreign currencies may also have an adverse impact on our capital expenditure program and increase the peso amount of our trade liabilities denominated in foreign currencies. Telecom seeks to manage the risk of devaluation of the peso by entering from time to time into certain NDF agreements to partially or completely hedge its exposure to foreign currency fluctuations caused by its liabilities denominated in foreign currencies (mainly U.S. dollars). The Company also has financial assets denominated in U.S. dollars that contribute to reduce the exposure to liabilities denominated in foreign currencies. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk.” Additionally, in October 2016 Personal and the International Finance Corporation signed a loan agreement for an amount of US$400 million and in November 2016 Personal issued Series IV of its Notes for a nominal value of US$77.9 million. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt Obligations and Debt Service Requirements.”

The Argentine Peso has been subject to significant devaluation against the U.S. dollar in the past and may be subject to fluctuations in the future. According to the exchange rate published by the Banco de la Nación Argentina, in the year ended December 31, 2016 the devaluation of the peso against the U.S. dollar was 21.9% (and 52.5% and 31.1% in the years ended December 31, 2015 and 2014, respectively).

On December 17, 2015, the current administration lifted many of the restrictions to access the foreign exchange markets (“FX Markets”) and the multiple exchange rate system was unified into a floating rate regime. As a result, the value of the peso depreciated significantly against the dollar. On December 31, 2015 the dollar was worth P$13.04 per U. S. dollar and on December 31, 2016 the exchange rate was P$15.89 per U. S. dollar. This measure allowed almost a total unification of the multiple exchange rate system applicable at that time over the commercial and financial transactions in Argentina. See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina”

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

Given the economic and political conditions in Argentina, we cannot predict whether, and to what extent, the value of the peso may depreciate or appreciate against the U.S. dollar, the euro or other foreign currencies. We cannot predict how these conditions will affect the consumption of services provided by the Telecom Group or our ability to meet our liabilities denominated in currencies other than the peso. Moreover, we cannot predict whether the Argentine government will further modify its monetary, fiscal, and exchange rate policy. If any of these changes takes place we cannot anticipate the impact these could have on the value of the peso and, accordingly, on our financial condition, results of operations and cash flows, and on our ability to transfer funds abroad in order to comply with commercial or financial obligations or dividend payments to shareholders located abroad.

Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins.

In the past, Argentina has experienced periods of high inflation. Inflation has increased since 2005 and has remained relatively high since then. There can be no assurance that inflation rates will not be higher in the future.

In January 2014, a new consumer price index, the National Urban Consumer Price Index (Indice de Precios al Consumidor Nacional Urbano, or “IPCNu”) was published with the aim of improving the accuracy of measurements of the evolution of prices in the Argentine economy. The IPCNu integrates a set of price indexes which allows for the monitoring of the change in several prices in the economy (wholesale, commodities and construction costs, among others) by considering the price information from all the provinces in Argentina. The IPCNu increased by 11.9% over the period from January to October 2015 (according to last available data); and by 23.9% in 2014. During the last few years there had been a substantial disparity between the inflation indexes published by the INDEC and the higher inflation indexes estimated by private consulting firms. The INDEC estimated that the Argentine wholesale price index increased by 13.1% in 2012, 14.8% in 2013, 28.3% in 2014 and 10.6% in the period of January to October 2015 (according to the last available data because INDEC has not yet disclosed figures for November and December 2015). The INDEC resumed publication of the wholesale price index for full year 2016, which increased by 34.6% on a year-over-year comparison.

On January 8, 2016, the current administration issued Decree No. 55/2016 declaring a state of administrative emergency with respect to the national statistical system and the INDEC until December 31, 2016. During this state of emergency, the INDEC had suspended publication of certain statistical data (regarding prices, poverty, unemployment and GDP) until it completed a reorganization of its technical and administrative structure capable of producing sufficient and reliable statistical information. As of the date of this Annual Report, INDEC has resumed publication of mentioned statistical data, although for some indicators it has not yet disclosed or provided reestimated figures for certain time periods.

As a consequence of the mentioned events, the full year 2015 inflation measure for IPCNu index was not disclosed, and according to last available data (from October 2015) the IPCNu registered an increase of 11.9% over the January to October 2015 period. As alternative guidance to IPCNu, the authorities suggested that other measures should be observed, such as those published by the statistical entity of the Buenos Aires City (IPC CABA) and the San Luis Province that registered an annual increase of 26.9% and 31.6%, respectively. IPCNu publication was resumed in June 2016 disclosing May 2016 monthly inflation figures, while data for the months in the period January to April 2016 remains unavailable. Taking this into account, IPCNu variation from May to December 2016 was 16.9% and, as alternative guidance, the indexes published by the Province of San Luis and the City of Buenos Aires from January to April 2016 represented an increase of 13.9% and 19.2%, respectively.

The Argentine government continued implementing several actions to monitor and control prices for the most relevant goods and services. Despite such actions, the Argentine economy continues to experience high levels of inflation. If the value of the peso cannot be stabilized through fiscal and monetary policies, a significant increase in inflation rates could be expected.

Since the majority of our revenues are denominated in pesos, any further increase in the rate of inflation not accompanied by a parallel increase in our prices would decrease our revenues in real terms and adversely affect our results of operations.

Also, higher inflation leads to a reduction in the purchasing power of the population, thus increasing the risk of a lower level of service consumption from our fixed and mobile customers in Argentina.

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

Future policies of the Argentine government may affect the economy as well as the operations of the telecommunications industry, including Telecom Argentina.

The Argentine government has historically exercised significant influence over the economy, and telecommunications companies in particular have operated in a highly regulated environment. In the past, the Argentine government promulgated numerous, far-reaching regulations affecting the economy and telecommunications companies in particular. In that context, the CNC adopted new interpretations of applicable regulations and imposed fines on telecommunications companies, particularly incumbent operators including our Company. Also, regulations such as SC Resolution No. 5/13 regarding the quality of telecommunication services could further increase penalties imposed by the regulatory authorities. In addition, local municipalities in the regions where we operate have also introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed line and mobile networks. For example, municipalities usually restrict areas where antennas may be deployed; causing negative impact for the mobile service coverage, which in turn affects our quality of services. Provinces have increased, and may continue to increase, their tax rates, particularly the turnover tax rates, resulting in the highest rates in Argentine history. Municipal and provincial tax authorities have also brought an increasing number of claims against us. We disagree with these proceedings and we are contesting them. See “Item 8—Financial Information—Legal Proceedings—Tax Matters” for more information.

If claims against us are not resolved in our favor, and changes to the existing laws and regulations lead to adverse consequences for the Company, our business, financial condition, results of operations and cash flows may be adversely affected.

Since assuming office on December 10, 2015, President Macri has announced several economic and policy reforms. As of the date of this Annual Report, the impact that these measures and any future measures taken by the current administration will have on the Argentine economy as a whole and the telecommunication sector in particular cannot be predicted. We believe that the effect of the planned liberalization of the economy, the reduction of the poverty and the integration of Argentina to international markets, will be positive for our business by stimulating economic activity. However, it is not possible to predict such effect with certainty and such liberalization could also be disruptive to the economy and fail to benefit or harm the Argentine economy and our business in particular.

The Argentine government may exercise greater intervention in private sector companies, including Telecom Argentina.

The global economic and financial crisis over the last years has resulted in a significant reduction in global GDP growth and a loss in consumer confidence in the financial sectors of many countries. To improve the countries’ financial condition and assist certain troubled industries, some governments have responded with extraordinary intervention in the private sector. Certain governments of the leading industrialized nations have implemented various financial rescue plans outlining new regulatory frameworks that would be expected to remain in effect at least until market conditions and investor and consumer confidence have stabilized.

In November 2008, through Law No. 26,425, Argentina nationalized its private pension and retirement system, which had been previously administered by the AFJP, and appointed ANSES as its administrator. Argentina’s nationalization of its pension and retirement system constituted a significant change in the Argentine government’s approach towards Argentina’s main publicly traded companies. A significant portion of the public float of these companies was owned by the AFJP and is currently held by ANSES, such as the case of Telecom. See “Item 7—Major Shareholders and Related Party Transactions.” The Argentine government could exercise influence over corporate governance decisions of companies in which it owns shares by combining its ability to exercise its shareholder voting rights to designate board and supervisory committee members with its ability to dictate tax and regulatory matters. Additionally, since the AFJP were significant institutional investors and active market traders in Argentina, the nationalization of the private pension and retirement system affected the access to financing in capital markets for publicly traded companies as well as liquidity within the market.

In addition, during 2012, Decree No. 1,278/12 stated that the Secretary of Economic Policy and Development Planning of the Ministry of Economy and Public Finance was responsible for the implementation of policies and actions regarding the exercise of shareholder rights of the equity shares of companies where the Argentine government is a minority shareholder and approved for that

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

purpose a Regulation of officers and directors appointed by the shares or equity interests of the Argentine government, establishing the rules that they must follow in performing their duties.

In July 2016 Decree No. 894/16, which amends Decree No. 1,278/12, established that in companies whose shares integrate the investment portfolio of the Sustainability Guarantee Fund (Fondo de Garantía de Sustentabilidad del Sistema Integrado Previsional Argentino or “FGS”), the corporate, political, and economic rights pertaining to such shares shall not be exercised by the Secretary of Economic Policy and Development Planning as previously stated by Decree No. 1,278/12, but they are to be exercised by the ANSES.

In addition, Decree No. 894/16 established that the directors appointed by the ANSES shall have the functions, duties and powers set out by: (i) the GCL, (ii) the Law of Capital Market No. 26,831 and its complementary and regulatory provisions, (iii) all the regulations applicable to the company in which they perform their duties, and (v) the company’s bylaws and internal regulations, and shall have all the responsibilities they might be liable for under these regulations.

Moreover, on July 22, 2016, Law No 27,260 (“Historical Reparation for Retirees and Pensioners” or Reparación Histórica para Jubilados y Pensionados) was published in the Official Gazette. Article 35 of this Law revokes Law No. 27,181 “Statement of public interest in the protection of National Government’s equity interest that is part of the FGS investment portfolio.” Moreover, Article 30 of Law No. 27,260 establishes the prohibition of the transfer of the shares of national corporations authorized by the CNV to public offer which integrate the FGS, if as a consequence of such a transfer, ownership of such securities by the FGS is less than 7% of the total assets of the FGS, without prior express authorization of the Argentine National Congress. The Law also sets forth the following exceptions to this provision: (i) public offers addressed to all holders of such assets and at an equitable price authorized by the CNV and (ii) stock swap for other stock of the same or another company in the context of a merger, division or corporate reorganization processes. See “Item 4—Information on the Company —Regulatory and Legal Framework—Legal Framework—Law No. 27,260 of Historical Reparation for Retirees and Pensioners.”

In January 2013, Law No. 26,831 came into effect, granting new intervention powers to the CNV. In September 2013, the CNV issued regulations pursuant to Law No. 26,831 through Resolution No. 622/13 that approved the new text of the CNV rules. See “Item 9—The Offer and Listing—The Argentine Securities Market—Capital Markets Law—Law No. 26,831.”

Since assuming office on December 10, 2015, President Macri has announced several economic and policy reforms. As of the date of this Annual Report, the impact that these measures and any future measures taken by the current administration will have on the Argentine economy as a whole and the telecommunication sector in particular cannot be predicted. We believe that the effect of the planned liberalization of the economy, the reduction of the poverty and the integration of Argentina to international markets, will be positive for our business by stimulating economic activity. However, it is not possible to predict such effect with certainty and such liberalization could also be disruptive to the economy and fail to benefit or harm the Argentine economy and our business in particular.

In addition, prior administrations took several steps to re-nationalize the concessions and utilities that were privatized during the 1990s. We cannot predict whether current or future administrations will take similar or further measures, including nationalization, expropriation and/or increased Argentine governmental intervention in companies.

The matters described above could create uncertainties for some investors in public companies in Argentina, including Telecom Argentina.

Argentina’s economy may contract in the future due to international and domestic conditions which may adversely affect our operations.

The effects of the global economic and financial crisis in recent years and the general weakness in the global economy may negatively affect emerging economies like Argentina’s. Global financial instability may impact the Argentine economy and cause a slowdown in Argentina’s growth rate or could lead to a recession with consequences in the trade and fiscal balances and in the unemployment level.

Moreover, Argentine economic growth might be negatively affected by several domestic factors such as an appreciation of the real exchange rate which could affect its competitiveness, reductions and even reversion of a positive trade balance, which, combined with capital outflows could reduce the

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

levels of consumption and investment resulting in greater exchange rate pressure. Additionally, abrupt changes in monetary and fiscal policies or foreign exchange regime could rapidly affect local economic output, while lack of appropriate levels of investment in certain economy sectors could reduce long term growth. Access to the international financial markets could be limited. Consequently, an increase in public spending not correlated with an increase in public revenues could affect the Argentina’s fiscal results and generate uncertainties that might affect the economy’s level of growth.

Moreover, several trading partners of Argentina (such as Brazil, Europe and China) are experiencing significant slowdowns or recession periods in their economies. This may impact the demand for products coming from Argentina and hence affect its economy.

If international and domestic economic conditions for Argentina were to worsen, the Argentine economy could be negatively affected as a result of lower international demand and lower prices for its products and services, higher international interest rates, lower capital inflows and higher risk aversion, which may also adversely affect our business, results of operations, financial condition and cash flows.

Substantially all of our operations, properties and customers are located in Argentina, and, as a result, our business is, to a large extent, dependent upon economic and legal conditions prevailing in Argentina. If economic and legal conditions in Argentina were to deteriorate, they could have an adverse effect on our financial condition, results of operations and cash flows.

Economic and legal conditions in Argentina remain uncertain which may affect our financial condition, results of operations and cash flows.

Although general economic conditions have shown improvement in the last decade, and political protests and social disturbances have diminished considerably since the economic crisis of 2001 and 2002, the nature of the changes in the Argentine political, economic and legal environment over the past several years has given rise to uncertainties about the country’s business environment.

In the event of any economic, social or political crisis, companies operating in Argentina may face the risk of strikes, expropriation, nationalization, forced modification of existing contracts, and changes in taxation policies including tax increases and retroactive tax claims. In addition, Argentine courts have issued rulings changing the existing jurisprudence on labor matters and requiring companies to assume greater responsibility for, and assumption of costs and risks associated with, sub-contracted labor and the calculation of salaries, severance payments and social security contributions. Since we operate in a context in which the governing law and applicable regulations change frequently, it is difficult to predict if and how our activities will be affected by such changes.

Argentina’s ability to obtain financing from international markets is limited, which could affect its capacity to implement reforms and sustain economic growth.

After Argentina’s default on certain debt payments in 2001, the government successfully restructured 92% of the debt through two debt exchange offers in 2005 and 2010. Commencing in 2002, holdout creditors filed numerous lawsuits against Argentina in several jurisdictions, including the United States, Italy, Germany and Japan. These lawsuits generally assert that Argentina failed to make timely payments of interest and/or principal on their bonds, and seek judgments for the face value of and/or accrued interest on those bonds. Judgments have been issued in numerous proceedings in the United States and Germany. As of the date of this Annual Report, creditors with favorable judgments have not succeeded, with a few minor exceptions, in executing on those judgments.

During 2014, the Argentine government took a number of steps intended to continue servicing the bonds issued in the 2005 and 2010 exchange offers, which had limited success. Holdout creditors continued to litigate expanding the scope of issues, aiming to include payment by the Argentine government on debt other than the exchange bonds and dispute the independence of the BCRA.

The current administration engaged in negotiations with holders of defaulted bonds in December 2015 with a view to bringing closure to fifteen years of litigation. Between February and April 2016, the Argentine government entered into an agreement in principle to settle with certain holders of defaulted debt and put forward a proposal to other holders of defaulted debt, including those with pending claims in U.S. courts, subject to two conditions: (i) obtaining approval by the Argentine National Congress and (ii) the lifting of the pari passu injunctions. On March 31, 2016, the Argentine Congress eliminated the

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

legislative obstacles to the settlement and approved the settlement proposal. On April 22, 2016, Argentina performed an issuance of government bonds for US$16.5 billion, of which US$9.3 billion were applied to satisfy payments under the agreements reached with non-accepting bondholders. Judge Thomas Griesa ordered the lifting of the precautionary measures that prevented payments to participants from the debt exchange offers of 2005 and 2010, subject to confirmation of the payments indicated above.

As of the date of this Annual Report, litigations initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions, although the size of the claims involved has decreased significantly.

In addition, foreign shareholders of some Argentine companies have initiated claims for substantial amounts before the International Centre for Settlement of Investment Disputes (“ICSID”) against Argentina, pursuant to the arbitration rules of the United Nations Commission on International Trade Law. Claimants allege that certain measures of the Argentine government issued during the economic crisis of 2001 and 2002 were inconsistent with the norms or standards set forth in several bilateral investment treaties by which Argentina was bound at the time. To date, a significant number of cases are in process or temporarily suspended due to the agreement of the parties.

Notwithstanding that the lifting of the precautionary measures for bondholders that participated in the debt exchange offers of 2005 and 2010 eliminates an important obstacle for the country’s access to international capital markets, there can be no assurance that litigation initiated by non-accepting bondholders as well as pending claims before the ICSID could result in legal procedures against the Argentine government and this could entail embargoes/seizures or precautionary measures in relation to Argentine assets that the Argentine government allocated to other uses. As a result, the Argentine government may not have the financial resources to implement reforms and boost growth, which could have a significant adverse effect on the country’s economy and, consequently, on our activities. Likewise, Argentina’s inability to obtain credit in international markets could have a direct impact on the Company’s ability to access those markets to finance its operations and its growth, including the financing of capital investments, which would negatively affect our financial condition, results of operations and cash flows. In addition, we have investments in sovereign Argentine bonds amounting to P$2,318 million as of December 31, 2016. Although such bonds are outside the scope of the debt settlement, any new event of default by the Argentine government could negatively affect their valuation and repayment terms.

The Argentine banking system may be subject to instability which may affect our operations.

The Argentine banking system has experienced several crisis in the past. Among those, the Argentine banking system collapsed in 2001 and 2002, when the Argentine government restricted bank withdrawals and required mandatory conversion of dollar deposits to pesos. From 2005 to 2007, a period of economic growth coupled with relative stability of the country’s exchange rate and inflation resulted in the restoration of public confidence, a gradual accumulation of deposits in Argentine financial institutions, and improved liquidity of the financial system. However, since 2008 certain events like as internal conflicts with certain sectors of the Argentine economy, the international financial crisis and the increased regulation on the FX Market, have decreased depositors’ confidence. In recent years, the Argentine financial system grew significantly with a marked increase in loans and private deposits, showing a recovery of credit activity. In spite of the fact that the financial system’s deposits continue to grow, they are mostly short-term deposits and the sources of medium and long-term funding for financial institutions are currently limited. In 2016, private deposits in pesos rose by 27% year-over-year, helped by the growth of saving accounts and current accounts with a 40% increase, and followed by time deposits with a 13% increase. As a result, interest rates on placements (Private Badlar rate) were in an average rate of 25.8%. In turn, deposits in foreign currency registered important levels of growth, more than doubling the stock as of the end of 2015. Meanwhile, loans granted in pesos continued expanding but at a slower pace, in comparison with previous years, where personal loans and credit cards financing showed the highest increases, while loans in foreign currency also rose notoriously, almost tripling the loan balance as of the end of 2015. Despite improvements in stability since 2002 we cannot be certain that another economic crisis will not occur in the future.

Financial institutions are particularly subject to significant regulation from multiple Regulatory Authorities, all of whom may, among other things, establish limits on commissions and impose sanctions on the financial institutions. The lack of a stable regulatory framework could impose

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significant limitations on the activities of the financial institutions and could induce uncertainty with respect to the financial system stability.

Despite the strong liquidity currently prevailing in the financial system, a new crisis or the consequent instability of one or more of the larger banks, public or private, could have a material adverse effect on the prospects for economic growth and political stability in Argentina, resulting in a loss of consumer confidence, lower disposable income and fewer financing alternatives for consumers. These conditions would have a material adverse effect on us by resulting in lower usage of our services, lower sales of devices and the possibility of a higher level of uncollectible accounts or increase the credit risk of the counterparties regarding the Company investments in local financial institutions.

Exchange controls and restrictions on transfers abroad and capital inflows have limited, and could continue limiting, the availability of international credit.

Shareholders may be liable under Argentine law for actions that are determined to be illegal or ultra vires.

Under Argentine law, a shareholder’s liability for losses of a company is limited to the value of his or her shareholdings in the company. However, shareholders who vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, to other shareholders or to third parties resulting from such resolution. In connection with recommending any action for approval by shareholders, the Board of Directors occasionally obtains and plans to obtain opinions of counsel concerning the compliance of its actions with Argentine law and Telecom Argentina’s bylaws (or regulations if any). Although, based on advice of counsel, Telecom Argentina believes that a court in Argentina in which a case has been properly presented would hold that a non-controlling shareholder voting in good faith and without a conflict of interest in favor of such a resolution and based on the advice of counsel that such resolution is not contrary to Argentine law or the Company’s bylaws or regulations, would not be liable under this provision, we cannot assure you that such a court would in fact rule in this manner.

Risks Relating to Telecom and its Operations

Current or future regulatory policies could affect the operations of the telecommunications industry, including the Company.

In Argentina, the telecommunications markets have developed within an increasingly regulated framework in recent years.

The Regulatory Authorities have imposed increasing burdens and new regulations on companies that could increase the penalties they can impose for breaches of the regulatory framework.

According to SC Resolution No. 5/13 regarding the quality of telecommunication services could further increase penalties imposed by the Regulatory Bodies as it sets higher compliance standards than international standards, especially, considering the difficulties in obtaining municipal authorization to install antennas in the mobile business. Telecom Argentina, Personal and other telecommunications operators have submitted technical comments for a review of the standards. On March 3, 2017, SECTIC Resolution No. 3-E/17 was issued declaring the opening of the consultation procedure regarding the quality of services of ICT networks, with the aim of ruling a new quality of service framework.

If the technical comments submitted by the Company are not taken into account or changes in the parameters of Resolution No.5/13 do not occur, compliance with the current standards could be difficult which may result in penalties for telecommunications operators, including Telecom Argentina and Personal, affecting our ability to execute our business plan since such penalties could impose increased operation costs, among other effects.

Additionally, according to the Auction Terms and Conditions for the awarding of frequency bands approved by SC Resolution No. 38/14 for mobile operators, repeated or persistent breaches of obligations related to quality indicators of services provided under the terms of the Regulation for the Quality of Telecommunications Services approved by SC Resolution No. 5/13, qualifies as one of the

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circumstances under which the authorization to use radio electric spectrum (as defined in the Auction) could be revoked.

Furthermore, the new ICT services law, the LAD, which became effective on December 19, 2014, incorporated numerous modifications to the regulatory framework applicable to telecommunications services in Argentina. Since the law requires the enactment of new regulations most of which have not been issued to date, there is uncertainty regarding how certain aspects, such as the sanctions regime, the provision of infrastructure to other providers and the asymmetries that may be imposed on the dominant operator, among others, will be regulated as well as uncertainty regarding the impact that any new regulations may have on Telecom Argentina and Personal. Recently, some public consultation documents procedures were opened with the aim to rule new standards, such as SECTIC Resolution No. 2-E/17 which opened the consultation document related to the project for the interconnection and access regime, whose provisions could generate a negative effect in the Company’s operations. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Other Regulations.”

In turn, through Decree No. 267/15 a new Regulatory Body for ICT services, the “ENACOM” was created, and some aspects of the LAD (and of the Law of Audiovisual Communication Services) were amended, imposing regulatory asymmetries regarding to the development of subscription-based broadcasting services by subscription to the detriment of the business development of Telecom Argentina and Personal.

Specifically, the Decree No. 267/15 restricted Telecom Argentina and Personal from providing broadcasting services by subscription, whether through physical and/or radioelectric means, for a period of 2 years beginning January 1, 2016. This period may be extended for another year by ENACOM. However, Decree No.1,340/16 established that operators included in section 94 of the LAD (among them, Telecom Argentina and Personal), may register the broadcasting service by subscription, by physical or radio connection as of the enforcement of Decree No.1,340/16, setting January 1, 2018 as the initial date for the provision of such service in the AMBA (and extended AMBA), and in the cities of Rosario and Córdoba in the Province of Santa Fe and the Province of Córdoba, respectively. The decree also provides that, for the rest of the Argentine Territory, the initial date for the provision of the services of these operators shall be determined by the ENACOM.

Decree No. 267/15 puts the Telecom Group at a disadvantage with respect to other providers and could negatively affect the future development of Telecom Argentina’s and Personal’s operations.

Article 28 of Decree No. 267/15 created the Commission for the Development of the Draft Bill for the Reform, Update and Unification of Laws No. 26,522 and No. 27,078 within the Ministry of Communications. This commission could further modify the regulatory framework for ICT services in Argentina, causing uncertainty as to the impact any potential modifications might have on the development of Telecom Argentina’s and Personal’s business and operations, as well as that of its competitors, in the coming years.

Additionally, the LAD (as amended by Decree No. 267/15), under Article 48 of Title VI, established that licensees of ICT services may set their prices which shall be fair and reasonable, to offset the costs of exploitation and to tend to the efficient supply and reasonable margin of operation. However, the Regulatory Authority is entitled to observe the prices set by the Company if it understands that such prices do not comply with Article 48 of the LAD. If prices are observed as imposing restrictions on our prices our operating margins may be negatively affected.

We must comply with conditions in our license, and regulations and laws related thereto, and such compliance may at times be outside of our control.

We are subject to a complex series of laws and regulations with respect to most of the telecommunications or ICT services that we provide. Such laws and regulations are often governed by considerations of public policy. We provide telecommunications services pursuant to licenses that are subject to regulation by various Regulatory Bodies. Any partial or total revocation of our licenses would likely have a material adverse impact on our financial condition, results of operations and cash flows. Our dissolution and the declaration of bankruptcy, among others, are events that may lead to a revocation of our licenses.

Certain conditions of our licenses are not within the scope of our control. For example, any transfer of shares resulting in a direct or indirect loss of control in Telecom Argentina without prior approval of the Regulatory Authorities may result in the revocation of Telecom Argentina’s licenses.

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See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders of Nortel.” The provisions of Telecom Argentina’s List of Conditions (later amended by SC Resolutions No. 111/03, No. 29/04 and ENACOM Resolution No. 277/16) stated that: (i) any reduction of ownership of Nortel in our capital stock to less than 51% without prior approval of the Regulatory Bodies; or (ii) any reduction of ownership of currently common shareholders in the capital stock with voting power of Nortel to less than 51% without prior approval of the Regulatory Bodies, may result in the revocation of Telecom Argentina’s telecommunications license. More precisely, SC Resolution No. 111/03 established that 15% of the share capital of Sofora owned by W de Argentina Inversiones was to be maintained as part of the principal nucleus (“núcleo principal”) of the bidding consortium in the privatization of the former Sociedad Licenciataria Norte S.A. (currently, Telecom Argentina S.A.).

Nortel owns all of Telecom Argentina’s Class A Ordinary Shares (51% of our total capital stock) and approximately 7.64% of our Class B Ordinary Shares (3.74% of our total capital stock) which, in the aggregate, represents approximately 54.74% of our total capital stock as of the date of this Annual Report. Because Telecom Argentina owns 15,221,373 of its own Class B Shares as of the date of this Annual Report, Nortel’s ownership of the outstanding shares amounts to 55.60% (51.80% consists of Telecom Argentina Class A Ordinary Shares and 3.80% of Telecom Argentina Class B Ordinary Shares). We are directly controlled by Nortel by virtue of Nortel’s ownership of a majority of our capital stock; however, Nortel’s controlling interest is subject to certain agreements among Sofora’s shareholders and it is also subject to obligations and limitations defined by the Regulatory Authorities.

On March 28, 2017, Sofora’s shareholders’ meeting approved the amortization of all of W de  Argentina Inversiones’ shares in Sofora in two (2) tranches (17% on or before May 2, 2017 and 15% subject to the ENACOM’s release from the obligation to be maintained as part of the principal nucleus (“núcleo principal”)). Subsequently, on March 31, 2017, the Boards of Directors of Sofora, Personal and Nortel (together, the “Absorbed Companies”) and the Board of Directors of Telecom Argentina approved a Preliminary Reorganization Agreement (as defined below) by which they agreed that the Absorbed Companies will be absorbed by Telecom, ad referendum of the corporate and regulatory approvals established in the Preliminary Reorganization Agreement. See “Item 4—Information on the Company—Introduction—Organizational Structure—Recent Developments—The Reorganization.”

Compliance with conditions in our license and related regulations and laws may be affected by events or circumstances outside of our control, and therefore we cannot predict whether such events or circumstances will occur and if any do occur, this could result in an adverse effect on our financial condition, our operations and cash flows.

We operate in a competitive environment that may result in a reduction in our market share in the future.

We compete with licensed provider groups, composed of, among others, independent fixed line service providers, mobile and cable operators, as well as individual licensees, some of which are affiliated with major service providers outside Argentina.

Internet and mobile services, which we expect will continue to account for an increasing percentage of our revenues in the future, are characterized by rapidly changing technology, evolving industry standards, changes in customer preferences and the frequent introduction of new services and products. To remain competitive in the fixed telecommunications market, we must invest in our fixed-line network and information technology. Specifically, in the Internet services market, we must constantly upgrade our access technology and software in order to increase the speed, embrace emerging transmission technologies and improve the commercial offers and the user experience. Also, to remain competitive in the mobile telecommunications market, we must continue to enhance our mobile networks by expanding our 3G network and deploying our 4G network. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Spectrum.” Future technological developments may result in decreased customer demand for certain of our services or even render them obsolete. In addition, as new technologies develop, equipment may need to be replaced or upgraded or network facilities (in particular, mobile and Internet network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. These enhancements and the implementation of new technologies will continue requiring increased capital expenditures.

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We also anticipate that we will have to devote significant resources to the refurbishment and maintenance of our existing network infrastructure to comply with regulatory obligations and to remain competitive with respect to the quality of our services. In addition, we must comply with the obligations arising from the acquisition of the 4G spectrum. We also expect to continue to devote resources to customer retention and loyalty in such segments.

The deployment of our wireless network requires authorizations from municipalities to enable the installation of new sites throughout the country, which if not obtained in a timely manner and form, limit the growth of our business and affect the quality of services provided by Personal. If Personal is not successful in obtaining those permissions and if its competitors do obtain them, this could result in a competitive disadvantage for Personal.

The macroeconomic situation in Argentina may adversely affect our ability to successfully invest in, and implement, new technologies, coverage and services in a timely fashion. Accordingly, we cannot assure you that we will have the ability to make needed capital expenditures and operating expenses. If we are unable to make these capital expenditures, or if our competitors are able to invest in their businesses to a greater degree and/or faster than we are, our competitive position will be adversely impacted.

Moreover, the products and services that we offer may fail to generate revenues or attract and retain customers. If our competitors present similar or better responsiveness, functionality, services, speed, plans or features, our customer base and our revenues may be materially affected.

Competitiveness is and will continue to be affected by our competitors’ business strategies and alliances. Recently, through ENACOM Resolution No. 1,299/17, Nextel Communications de Argentina SRL (“Nextel”) was authorized to provide SCMA services resulting in the entrance of a new competitor into the market for these services. In addition, we may face additional competition from other operators under the Mobile Virtual Operator (“MVO”) figure in accordance with Ministry of Communications Resolution No. 38/16. Accordingly, we may face additional pressure on the prices that we charge for our services or experience a loss of market share of fixed and mobile services. In addition, the general business and economic climate in Argentina may affect us and our competitors differently; thus our ability to compete in the market could be adversely affected.

Even though the Company grew and developed in recent years in a highly competitive market, because of the range of regulatory, business and economic uncertainties we face, as discussed in “Risk Factors”, it is difficult for us to predict with precision and accuracy our future market share in relevant geographic areas and customer segments, the possible drop in our customer’s consumption that could result in a reduction of our revenue market share, the speed with which such change in our market share or prevailing prices for services may occur or the effects of competition. Those effects could be material and adverse to our overall financial condition, results of operations and cash flows.

See “Item 4 —Information on the Company—The Business—Competition.”

The Auction Terms and Conditions approved by Resolution SC No. 38/14 established strict coverage and network deployment commitments which will require significant capital expenditures on the part of Personal in the near future.

The Auction Terms and Conditions approved by Resolution SC No. 38/14 established strict coverage and network deployment commitments which will require significant capital expenditures on the part of Personal. Additionally, many municipal governments have issued regulations that exceed their authority, many of which limit, hinder or restrict the installation of the infrastructure required to comply with such commitments. Therefore, such legislation negatively impacts on Personal and its competitors’ obligations they assumed pursuant to the requirements set out in Resolution SC No. 5/13 and related regulations (Regulation for the Quality of Telecommunications Services).

Similarly, Resolution SC No. 25/15 passed on June 11, 2015 awarded to Personal the SCMA 713-723 MHz and 768-778 MHz frequency bands that make up Lot 8 and that were previously pending assignment by the SC. These frequency bands were partially occupied by third parties (broadcasting licensees prior to the public auction). SC Resolutions No. 17/14 and No. 18/14 granted a two-year period for the migration of systems operated in these frequency bands. Personal has informed the regulator of the interference caused by these third parties and has requested state action to halt these activities. Pursuant to Decree No. 1,340/16 the term of authorizations for the use of all the frequencies that make up Lot 8 for the provision of SCMA, as well as the corresponding deployment obligations,

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shall be computed since the effective migration of services currently operating in these bands in the scope of Area II, defined according to the provisions of Decree No 1,461/93 and its amendments.

However, the permanence of such interference and of the subsequent occupation of the frequency bands have a negative impact on the performance of SCMA and may significantly affect investments made for their purchase and projections of planned deployment for their use in the committed terms, such as optimization of the use of other frequency bands acquired jointly to provide the SCMA.

Actual or perceived health risks or other problems relating to mobile handsets or transmission masts could lead to litigation or decreased mobile communications usage.

The effects of, and any damage caused by, exposure to an electromagnetic field were and are the subject of careful evaluations by the international scientific community, but until now there is no scientific evidence of harmful effects on health. We cannot rule out that exposure to electromagnetic fields or other emissions originating from wireless handsets will not be identified as a health risk in the future.

Personal complies with the international security standards established by the World Health Organization and Argentine regulations -which are similar- and mandatory for all Argentine mobile operators. Our mobile business may be harmed as a result of any future alleged health risk. For example, the perception of these health risks could result in a lower number of customers, reduced usage per customer or potential consumer liability.

Operational risks could adversely affect our reputation and our profitability.

Telecom faces operational risks inherent in its business, including those resulting from inadequate internal and external processes, fraud, inability to perform certain operations required by the judiciary due to inadequate technology, employee errors or misconduct, failure to comply with applicable laws and regulations, failure to document transactions properly or systems failures. In addition, unauthorized access to the Company’s information systems or institutional sites could cause the loss or improper use of confidential information, unauthorized changes in the Company’s information and network systems or alterations to the information that the Company publishes on these sites. These events could result in direct or indirect losses, technical failures in the Company’s ability to provide its services, inaccurate information for decision making, adverse legal and regulatory proceedings, and harm our reputation and operational effectiveness, among others.

Telecom’s suppliers of goods and services are contractually obliged to comply with laws and regulations (including tax, labor, social security, anti-corruption, money laundering standards, etc.). Additionally, our suppliers shall comply with a set of conduct standards, such as the Code of Ethics, established by the Telecom Group and must require similar compliance by their employees and subcontractors. Despite these legal safeguards and monitoring efforts made in the Telecom Group in relation to its suppliers, we cannot ensure that they will comply with all applicable standards. As a result, Telecom could be adversely affected in a monetary, criminal or reputational way, despite our contractual rights to claim for compensations for damages that they could cause to us.

Telecom has Risk Management practices at the highest levels including a Risk Management Committee designed to detect, manage and monitor the evolution of operational risks.

However, the Company can give no assurances that these measures will be successful in effectively mitigating the operational risks that Telecom faces and such failures could have a material adverse effect on its results of operations and could harm its reputation.

Nortel, as our controlling shareholder, and Sofora, as Nortel’s controlling shareholder, exercise control over significant matters affecting us.

Nortel is our direct controlling shareholder. Sofora owns 100% of the common stock of Nortel, which represents 78.38% of the total capital stock of Nortel as of the date of this Annual Report. Sofora is 68% owned by Fintech and 32% owned by W de Argentina Inversiones.

Through their ownership of Sofora and the Shareholders’ Agreement among them, Fintech and W de Argentina Inversiones have, as a general matter, the ability to determine the outcome of any action requiring our shareholders’ approval, including the ability to elect a majority of directors and members

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of the Supervisory Committee. In addition, we have been informed that the Shareholders’ Agreement provides for the election of our directors and those of Nortel and Sofora and has given W de Argentina Inversiones veto power with respect to certain matters relating to us. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreement.”

In March 2017, W de Argentina Inversiones offered to Sofora and Sofora accepted with the consent of Fintech, the controlling shareholder of Sofora, an offer to amortize, in two tranches, all of the shares of capital stock issued by Sofora and owned by W de Argentina Inversiones, equal to 140,704,640 shares. As a result of the amortization, Sofora agreed to pay W de Argentina Inversiones an amount equal to the par value of W de Argentina Inversiones’ shares of capital stock issued by Sofora, such amount being equivalent to P$140,704,640, and issue in the name of W de Argentina Inversiones one or more dividend certificates (any such certificate, a “Bono de Goce”) evidencing W de Argentina Inversiones' rights to dividends up to an aggregate amount of up to US$470 million less the amounts paid to amortize the shares of Sofora owned by W de Argentina Inversiones, plus certain incremental amounts, with preference over the Telecom Argentina Class A Shares to be received by the shareholders of Sofora in the Reorganization. The amortization of the first tranche of shares of capital stock of Sofora owned by W de Argentina Inversiones and representing 17% of the issued and outstanding capital stock of Sofora is scheduled to occur on May 2, 2017, after which a Bono de Goce in the amount of US$249,687,500 less the U.S. dollar equivalent of P$74,749,340 will be issued to W de Argentina Inversiones. The amortization of the second tranche of shares of capital stock of Sofora owned by W de Argentina Inversiones and representing an additional 15% of the issued and outstanding capital stock of Sofora as of the date of this Annual Report is subject to the approval of ENACOM. If this second amortization occurs, an additional Bono de Goce will be issued in an amount equal to US$220,312,500 less the U.S. dollar equivalent of P$65,955,300. Upon the completion of the amortizations, Fintech will be the sole shareholder of Sofora. See “Item 4—Information on the Company—Introduction—Organizational Structure—Recent Developments—The Reorganization.”

We have engaged in and may continue to engage in transactions with the shareholders of Nortel and/or Sofora, and their affiliates. Certain decisions concerning our operations or financial structure may present conflicts of interest between these shareholders as indirect owners of Telecom Argentina’s capital stock and as parties with interests in these related-party contracts.

Nevertheless, all related-party transactions are made on an arm’s-length basis. Related-party transactions involving Telecom Argentina that exceed 1% of its shareholders’ equity are subject to a prior approval process established by Law No. 26,831 and require involvement of the Audit Committee and/or an opinion of two independent valuation firms as well as subsequent approval by the Board of Directors to verify that the agreement could reasonably be considered to be in accordance with normal and habitual market practice. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

The businesses of Telecom Argentina and Personal and the Telecom Argentina Class B Shares may be adversely impacted if the Reorganization is not consummated.

There can be no assurance that the Reorganization (as defined below) will occur, as the Reorganization is subject to certain conditions including shareholders’, regulatory and administrative approvals, among others. We cannot guarantee that these conditions will be satisfied and that the Reorganization will be successfully completed. The failure to consummate the Reorganization will prevent Telecom from reaping the expected benefits of the Reorganization, which could adversely affect its results of operations and financial condition and could adversely affect the price of the Telecom Argentina Class B Shares. For information on the Reorganization, see “Item 4—Information on the Company—Introduction—Organizational Structure—Recent Developments—The Reorganization.”

Our operations and financial condition could be affected by union negotiations.

In Argentina, labor organizations have substantial support and considerable political influence. In recent years, the demands of our labor organizations have increased mainly as a result of the increase in the cost of living, which was affected by increased inflation, higher tax pressure over salaries and the consequent decline in the population’s purchasing power.

If labor organization claims continue or are sustained, this could result in increased costs, greater conflict in the negotiation process and strikes (including general strikes and strikes by the Company’s employees and the contractors and subcontractors’ employees) that may adversely affect our

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operations. See “Item 6—Directors, Senior Management and Employees—Employees and Labor Relations.”

In addition, certain telecommunication unions have initiated claims to the Company alleging non- compliance of certain conditions provided for in the collective bargaining agreements that could allow them to negotiate the inclusion of some suppliers’ employees in their collective bargaining agreements. See “Item 8—Financial Information—Legal Proceedings—Labor Claims.”

We are involved in various legal proceedings which could result in unfavorable decisions and financial penalties for us.

We are party to a number of legal proceedings, some of which have been pending for several years. We cannot be certain that these claims will be resolved in our favor. Responding to the demands of litigation may divert Management’s time attention and financial resources. As of December 31, 2016, the Company recorded provisions that it estimates are sufficient to cover those contingencies considered probable. See Notes 2 and 17 to our Consolidated Financial Statements.

The treatment of employment matters under Argentine law incentivizes individuals to pursue employment-related litigation.

The Company is also exposed to claims of employees of suppliers, contractors and commercial agents claiming direct or indirect responsibility of Telecom based on a broad interpretation of the rules of labor law.

Also, the Company is subject to various lawsuits initiated by some employees and former employees who claim wage differences. Certain judicial rulings have created a negative precedent in these matters and could increase our labor costs.

Personal was and is subject to claims by former representatives (commercial agents) who end their business relationship by making claims for reasons that are not always justified by contractual terms.

Customers and consumers’ trade unions brought up different claims against Personal regarding improperly billed charges. See “Item 8—Financial Information—Legal Proceedings—Consumer Trade Union Proceedings.” Although Personal has taken certain actions in order to reduce risks in connection with these claims, we cannot assure that new claims will not be filed in the future.

The Company has sanctions imposed by the Regulatory Bodies for technical reasons, mainly related to the delay in repairing defective lines, installing new lines and/or service failures. The Company has recorded provisions for the amounts of sanctions that it estimates are probable. Although sanctions are appealed in the administrative stage, if the appeals are not resolved in our favor in administrative or judicial stage or if they are resolved for amounts larger than those recorded, it could have an adverse effect on our financial situation, results of our operations and cash flows. See Note 2 to the Consolidated Financial Statements.

As of the date of this Annual Report there are still pending administrative appeals filed by Telecom Argentina in 2012 against several resolutions that rendered deductions in the payments to the Universal Service (“SU”) ineffective with reference to several programs provided by Telecom Argentina in the “play” mode of the SU. Moreover, a response is still pending with respect to the presentation made by Telecom Argentina and Personal to the Regulatory Authority exposing the need to introduce amendments to the affidavit forms approved by ENACOM Resolution No. 6.981-E/16 in order to continue deducting the SU services that both companies are providing. Although the Company’s Management, with the assistance of its legal advisors, considers that there are compelling legal arguments for defending the criteria that the Company has held and holds with regard to the SU scheme, if a resolution of the appeals and presentations made by the Company is not favorable, such resolution could have an adverse effect on our results of operations, financial condition and cash flows. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Universal Service Regulation.”

Recently, certain content providers filed administrative and judicial claims against Personal requesting that contracts be considered under the interconnection regulation. Notwithstanding the request made by the content providers, the ENACOM through Resolution No. 2017-1122-APN-ENACOM # MCO, which we believe to be unclear, established specific rules that apply to the content providers who initiated the claims against Personal as follows: (i) mobile operators may receive, for

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every service they provide, a percentage that should not exceed 40% of the services invoiced by the content providers, and (ii) the application of the same rules for providers of audiotext and mass calling value added services. On March 22, 2017, Personal filed an appeal requiring that ENACOM revoke Resolution No. 2017-1122-APN-ENACOM # MCO. However, if the recourse is not successful Personal’s revenues could be negatively impacted. If this occurs, we cannot guarantee that it will not have an adverse effect on our results of operations, financial condition and cash flows.

In 2009, the Argentine national environmental agency (Secretaría de Medioambiente y Desarrollo Sustentable) required that Telecom Argentina register before the National Registry of Generators and Operators of Hazardous Waste as a result of alleged problems with our liquid drainage in an underground chamber. Such registration would require Telecom Argentina to pay an annual fee calculated in accordance with a formula that takes into consideration the hazard’s extent effect and the quantity of the waste. Telecom Argentina filed a request for administrative review seeking the rejection of the environmental agency’s ordinance. We cannot guarantee that the ordinance will be rejected. In addition, changes in environmental legislation or the evolution of products and services we offer could require Telecom Argentina to be registered in the National Registry of Generators and Operators of Hazardous Waste. In that case or if the ordinance of the environmental agency is not rejected, Telecom Argentina would face increased costs which may include retroactive fees.

Telecom Argentina and Personal may face increased risk of employment, commercial, regulatory, tax, consumer trade union and customers’ proceedings, among others. If this occurs, we cannot guarantee that it will not have an adverse effect on our results of operations, financial condition and cash flows, despite the provisions that the Company has recorded to cover these matters.

See “Item 8—Financial Information—Legal Proceedings” for a detail of the legal proceedings in which the Company is a party.

The enforcement of the Law for the Promotion of Registered Labor and Prevention of Labor Fraud may have a material adverse effect on us.

On June 2, 2014 Law No. 26,940 for the Promotion of Registered Labor and Prevention of Labor Fraud (Ley de Promoción del Trabajo Registrado y Prevención del Fraude Laboral) was published in the Official Gazette. This law, among other things, establishes a Public Record of Employers subject to Labor Sanctions (“Repsal”) and defines a series of labor and social security infringements as a result of which an employer shall be included in the Repsal.

The employers included in the Repsal shall be subject to sanctions, such as: the inability to access public programs, benefits, subsidies or credit from state-owned banks, the inability to enter into contracts and licenses of property owned by the Argentine government, or the inability to participate in the awarding of concessions of public services and licenses. Employers commit the same infringement for which they were added to the Repsal within a 3-year period after the final first decision imposing sanctions, shall not be able to deduct from the Income Tax the expenses related to their employees while the employers are included in the Repsal. This new regulation applies both to Telecom and its contractors and subcontractors, who could initiate claims to Telecom for direct or indirect responsibility.

As of the date of this Annual Report, Telecom Argentina and Personal have no sanctions registered in the Repsal, however if sanctions are applied in the future it could have a significant impact on the Group’s financial position, result of operations and cash flows.

The BCRA has imposed restrictions on the transfer of funds outside of Argentina in the past; some restrictions may be reimposed in the future, which could prevent us from making payments on dividends and liabilities.

In the past, the Argentine government has imposed a number of monetary and currency exchange control measures, including temporary restrictions on the free availability of funds deposited with banks and restrictions or limitations on the access to foreign exchange markets and transfers of funds abroad for purposes of paying principal and interest on debt, trade liabilities to foreign suppliers and dividend payments to foreign shareholders. Between the end of 2001 and 2002, the Argentine

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government implemented a unified exchange market (Mercado Único y Libre de Cambios or “MULC”) with significant regulations and restrictions for the purchase and transfer of foreign currency.

Since late 2011 the Argentine government has implemented a series of measures aimed to increase procedures and controls on the foreign trade and capital flows. To that effect, certain measures were implemented to control and limit the purchase of foreign currency, such as the prior approval of the AFIP for any purchase of foreign currency made by private companies and individuals for saving purposes among others. In addition, the BCRA expanded the controls and measures to make payments abroad accessing the local foreign exchange market, regarding trade payables and financial debt, and also established demanding procedures that must be met to pay certain trade payables with related parties. Although there are no regulations that prohibit making dividend payment to foreign shareholders, in practice authorities have substantially limited any purchase of foreign currency to pay dividends since these exchange controls were implemented.

In addition, starting in February 2012 all import operations of goods and services must be filed and approved in advance by AFIP.

On December 22, 2015 the AFIP published in the Official Gazette the General Resolution No. 3,823/15 by which the Comprehensive Import Monitoring System (“SIMI”) was established, replacing the Affidavit of Import Advance (“DJAI”) and leaving resolutions No. 3,252/12, 3,255/12 and 3,256/12 which regulated this matter without effect.

SIMI establishes the obligation for importers to submit certain electronic information via AFIP’s website. Resolution No. 3,823/15 states that this information is to be made available to the agencies that adhere to SIMI, who will have a period no longer than ten days to submit their observations. The AFIP will inform the importers of any observations made by the agencies, and importers must present themselves to the agency in the event of a regularization. Once approved, the statements under SIMI shall be valid for 180 days.

Resolution No. 3,823/15 became functional on December 23, 2015. However, DJAI’s that had been registered prior to this date remain valid.

While this new resolution was issued in order to promote competitiveness and facilitate foreign trade, we cannot guarantee that the new procedure would not adversely affect our supply chain and would not negatively impact the import of materials and equipment.

In December 2015, the current administration announced certain reforms to the FX Market that are expected to provide greater flexibility and easier access to the foreign exchange market. The principal measures adopted included (i) the elimination of the requirement to register foreign exchange transactions in the AFIP’s Exchange Transactions Consultation Program (Programa de Consulta de Operaciones Cambiarias), (ii) the elimination of the requirement to transfer the proceeds of new financial indebtedness transactions into Argentina and settle such proceeds through the MULC, (iii) the reestablishment of the US$2.0 million monthly limit per resident on the creation of offshore assets, (iv) a decrease to 0% (from 30%) of the registered, non-transferable and non-interest-bearing deposit required in connection with certain transactions involving foreign currency inflows, (v) the reduction of the required period during which the proceeds of any new financial indebtedness incurred by residents, held by foreign creditors and transferred through the MULC must be kept in Argentina from 365 calendar days to 120 calendar days from the date of the transfer of the relevant amount and (vi) the elimination of the requirement of a minimum holding period (of 72 business hours) for purchases and subsequent sales of the securities. In addition, on April 21, 2016 the BCRA published Communication “A” 5955, which eliminated the limits for access to the MULC for payments of foreign accounts payable related to goods and services and established that (starting that following day) access to the market for such payments is unlimited, subject to the compliance of the foreign exchange norms in force. In addition, during August 2016 the aforementioned monthly limit in (iii) was eliminated for Argentine residents, and during January 2017 the minimum required period of 120 days mentioned in (v) was also eliminated. See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.”

The Company contracts financial debt and trade payables in foreign currency with suppliers abroad, which in the past required complex approval procedures to access the FX Market to make payments abroad. Moreover, as a result of the payment of the frequency bands awarded to Personal in the public auction at the end of 2014 and during June 2015, the Company reduced significantly the financial assets in foreign currency that it maintained abroad, thus reducing our capacity to use those assets to make direct payments to foreign suppliers and shareholders, if needed.

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There can be no assurance that the BCRA or other government agencies will not increase controls and restrictions for making payments to foreign creditors or dividend payments to foreign shareholders, which would limit our ability to comply in a timely manner with payments related to our liabilities to foreign creditors or non-resident shareholders. See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.”

Risks Relating to Telecom Argentina’s Shares and ADSs

Fluctuations in Telecom Argentina’s share price depend on various factors, some of which are outside of our control.

The market price of our shares is subject to change due to various factors which are outside of our control such as: (i) changes in market expectations; (ii) changes in the economic, financial and political situation in Argentina; (iii) the way the ANSES will exercise its corporate, political, and economic rights and will manage its share ownership in Telecom Argentina; and (iv) changes in measures used by investors or analysts to value our stock or market trends unrelated to our performance and operations. We cannot predict when such external factors will affect our stock price or whether their effects will be positive or negative.

In addition, currency fluctuations could impact the value of an investment in Telecom Argentina. Although Telecom Argentina’s ADSs listed on the New York Stock Exchange are U.S. dollar-denominated securities, they do not eliminate the currency risk associated with an investment in an Argentine company.

In addition, on March 16, 2017, the Company’s Board of Directors approved the submission to the SEC of a “Shelf Registration Statement” with the aim, once the SEC declares it effective, of permitting the secondary sale of Class B Shares issued by Telecom Argentina and the underlying ADSs of such Class B Shares in the United States. Future sales of substantial amounts of Telecom Argentina Class B Shares and ADSs, or the perception that such future sales may occur, may depress the price of Telecom Argentina Class B Shares and ADSs.

Trading of Telecom Argentina’s Class B Shares in the Argentine securities markets is limited and could experience further illiquidity and price volatility.

Argentine securities markets are substantially smaller, less liquid and more volatile than major securities markets in the U.S. In addition, Argentine securities markets may be materially affected by developments in other emerging markets, particularly other countries in Latin America. Our Class B Shares underlying ADSs are less actively traded than securities in more developed countries and, consequently, an ADS holder may have a limited ability to sell the Class B Shares underlying ADSs upon withdrawal from the ADSs facility in the amount and at the price and time that it may desire. This limited trading market may also increase the price volatility of Telecom Argentina Class B Shares underlying the ADSs.

Holders of ADSs may be adversely affected by currency devaluations and foreign exchange fluctuations.

If the peso exchange rate falls relative to the U.S. dollar, the value of the ADSs and any distributions made thereon from the depositary could be adversely affected. Cash distributions made in respect of the ADSs may be received by the depositary (represented by the custodian bank in Argentina) in pesos, which will be converted into U.S. dollars and distributed by the depositary to the holders of the American Depositary Receipts (“ADRs”) evidencing those ADSs if in the judgment of the depositary such amounts may be converted on a reasonable basis into U.S. dollars and transferred to the United States on a reasonable basis, subject to such distribution being impermissible or impracticable with respect to certain ADR holders. In addition, the depositary will incur foreign currency conversion costs (to be borne by the holders of the ADRs) in connection with the foreign currency conversion and subsequent distribution of dividends or other payments with respect to the ADSs.

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The relative volatility and illiquidity of the Argentine securities markets may substantially limit your ability to sell the Class B Shares underlying the ADSs on the MERVAL at the price and time desired by the shareholder.

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 94% of the aggregate market capitalization of the MERVAL as of December 31, 2016. Accordingly, although shareholders are entitled to withdraw the Class B Shares underlying the ADSs from the depositary at any time, the ability to sell such shares on the MERVAL at a price and time shareholders might want may be substantially limited.

We are traded on more than one market and this may result in price variations; in addition, investors may not be able to easily move shares for trading between such markets.

Trading in the Class B Shares underlying ADSs or ADSs in the United States and Argentina, respectively, will use different currencies (U.S. dollars on the New York Stock Exchange (“NYSE”) and pesos on the MERVAL), and take place at different times (resulting from different trading platforms, different time zones, different trading days and different public holidays in the United States and Argentina). The trading prices of the Class B Shares underlying ADSs on these two markets may differ due to these and other factors. Any decrease in the price of the Class B Shares underlying ADSs on the MERVAL could cause a decrease in the trading price of the ADSs on the NYSE. Investors could seek to sell or buy the Class B Shares underlying ADSs to take advantage of any price differences between the markets through a practice referred to as “arbitrage.” Any arbitrage activity could create unexpected volatility in both our share prices on one exchange, and the ADSs available for trading on the other exchange. In addition, holders of ADSs will not be immediately able to surrender their ADSs and withdraw the underlying Class B Shares for trading on the other market without effecting necessary procedures with the depositary. This could result in time delays and additional cost for holders of ADSs.

As a foreign private issuer, we will not be subject to U.S. proxy rules and will be exempt from filing certain reports under the Securities Exchange Act of 1934.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act of 1934 (the “Exchange Act”) related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not be required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act, and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act.

In addition, if a majority of our directors or executive officers are U.S. citizens or residents, we would lose our foreign private issuer status and we would fail to meet additional requirements necessary to avoid such loss. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory for us. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher for us. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would have to present our financial statements under US GAAP and may also be required to modify certain of our policies to comply with corporate governance practices applicable to U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

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If we do not file or maintain a registration statement and no exemption from the Securities Act of 1933 (“Securities Act”) registration is available, U.S. holders of ADSs may be unable to exercise preemptive rights granted to our holders of Class B Shares underlying ADSs.

Under the GCL, if we issue new shares as part of a capital increase, our shareholders may have the right to subscribe to a proportional number of shares of the same class to maintain their existing ownership percentage. Rights to subscribe for shares in these circumstances are known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed shares remaining at the end of a preemptive rights offering on a pro rata basis, known as accretion rights.

According to our By-laws, in the case of an issuance of any among our three classes of common stock (class A ordinary shares, Class B Shares and class C ordinary shares), preemptive rights shall be limited to the shares of the same class for which there has been no subscription. If, once preemptive rights have been exercised and remains Class B Shares or Class C ordinary Shares for which to subscribe, the same shares may be subscribed by shareholders of any of our three classes of common stock, with no distinction, in proportion to the shares of common stock for which such shareholder has subscribed on such occasion.

Upon the occurrence of any future increase in our Class B Shares, U.S. persons (as defined in Regulation S under the Securities Act) holding our Class B Shares underlying ADSs or ADSs may be unable to exercise preemptive and accretion rights granted to our holders of Class B Shares underlying ADSs in connection with any future issuance of our Class B Shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to both the preemptive rights and the new Class B Shares underlying ADSs, or an exemption from the registration requirements of the Securities Act is available.

We are not obligated to file or maintain a registration statement relating to any preemptive rights offerings with respect to Telecom Argentina’s Class B Shares underlying ADSs, and we cannot assure that we will file or maintain any such registration statement or that an exemption from registration will be available. Unless those Class B Shares underlying ADSs or ADSs are registered or an exemption from registration applies, a U.S. holder of Telecom Argentina’s Class B Shares underlying ADSs or ADSs may receive only the net proceeds from those preemptive rights and accretion rights if those rights can be assigned by the ADS depositary. If the rights cannot be sold, they will be allowed to lapse. Furthermore, the equity interest of holders of shares or ADSs located in the U.S. may be diluted proportionately upon future capital increases.

Our status as a foreign private issuer allows us to follow alternate standards to the corporate governance standards of the NYSE, which may limit the protections afforded to investors.

We are a “foreign private issuer” within the meaning of the New York Stock Exchange (“NYSE”) corporate governance standards. Under NYSE rules, a foreign private issuer may elect to comply with the practices of its home country and not comply with certain corporate governance requirements applicable to U.S. companies with securities listed on the exchange. We currently follow certain Argentine practices concerning corporate governance and intend to continue to do so. For example, according to Argentine securities law, our audit committee, unlike the audit committee of a U.S. issuer, will only have an “advisory” and/or “supervisory” role, such as assisting our board of directors with the evaluation the performance and independence of the external auditors and exercising the function of our internal control. Accordingly, holders of our ADSs will not have the same protections afforded to shareholders of U.S. companies that are subject to all of the NYSE corporate governance requirements.

If we were a passive foreign investment company for U.S. federal income tax purposes for any taxable year, U.S. holders of our ADSs could be subject to adverse U.S. federal income tax consequences.

If we were a “passive foreign investment company,” (a “PFIC”) within the meaning of Section 1297 of the Internal Revenue Code of 1986, as amended, for any taxable year during which a U.S. holder (as defined in “Item 10— Additional Information—Taxation—United States Federal Income Taxes”) holds our ADSs or Class B Shares underlying ADSs, certain adverse U.S. federal income tax

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consequences may apply to the U.S. holder. We do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or the reasonably foreseeable future, although there can be no assurance in this regard. Our possible status as a PFIC must be determined annually and therefore may be subject to change. This determination will depend on the composition of our income and assets, the market valuation of our assets (including, among others, our goodwill) from time to time, and our spending schedule for cash balances and the proceeds of any offering, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC, U.S. holders of our ADSs or Class B Shares underlying ADSs may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on gains recognized and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements.

Changes in Argentine tax laws may adversely affect the tax treatment of our Class B Shares underlying ADSs or ADSs.

On September 23, 2013, the Argentine income tax law was amended by the passage of Law 26,893 (the “Argentine Income Tax Law”). The Argentine Income Tax Law establishes that the sale, exchange or other transfer of shares and other securities is subject to a capital gain tax at a rate of 15% for Argentine resident individuals and foreign beneficiaries. There is an exemption for Argentine resident individuals if certain requirements are met. However, there is no such exemption for non-Argentine residents. See “Item 10— Additional Information— Taxation—Material Argentine Tax Considerations.” As of the date of this Annual Report many aspects of the Argentine Income Tax Law remain unclear and, they are subject to further regulation and interpretation, which may adversely affect the tax treatment of our Class B Shares underlying ADSs and/or ADSs. The income tax treatment of income derived from the sale of ADSs or exchanges of shares from the ADS facility may not be uniform under the revised Argentine Income Tax Law. The possibly varying treatment of source income could impact both Argentine resident holders as well as non-Argentine resident holders.

In addition, should a sale of ADSs be deemed to give rise to Argentine source income, as of the date of this Annual Report no regulations have been issued regarding the mechanism for paying the Argentine capital gains tax when the sale exclusively involves non-Argentine parties. However, as of the date of this Annual Report, no administrative or judicial rulings have clarified the ambiguity in the law. Conversely, if the sale of ADSs were deemed to give rise to foreign source income, no income tax would apply.

Consequently, holders of our Class B Shares, including in the form of ADSs, are encouraged to consult their tax advisors as to the particular Argentine income tax consequences under their specific facts.

We are organized under the laws of Argentina and holders of the ADSs may find it difficult to enforce civil liabilities against us, our directors, officers and certain experts.

We are organized under the laws of Argentina. A significant portion of our and our subsidiaries’ assets are located outside the U.S. Furthermore, almost all of our directors and officers and some advisors named in this prospectus reside in Argentina. Investors may not be able to effect service of process within the U.S. upon such persons or to enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the U.S. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the U.S., including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an original action in an Argentine court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons.

Prior to any enforcement in Argentina, a judgment issued by a U.S. court will be subject to the requirements of Article 517 through 519 of the Argentine Federal Civil and Commercial Procedure Code if enforcement is sought before federal courts or courts with jurisdiction in commercial matters of the City of Buenos Aires. Those requirements are: (1) the judgment, which must be valid and final in the jurisdiction where rendered, was issued by a competent court in accordance with the Argentine

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principles regarding international jurisdiction and resulted from a personal action, or an in rem action with respect to personal property which was transferred to Argentine territory during or after the prosecution of the foreign action; (2) the defendant against whom enforcement of the judgment is sought was personally served with the summons and, in accordance with due process of law, was given an opportunity to defend against foreign action; (3) the judgment must be valid in the jurisdiction where rendered, and its authenticity must be established in accordance with the requirements of Argentine law; (4) the judgment does not violate the principles of public policy of Argentine law; and (5) the judgment is not contrary to a prior or simultaneous judgment of an Argentine court. Any document in a language other than Spanish, including, without limitation, the foreign judgment and other documents related thereto, requires filing with the relevant court of a duly legalized translation by a sworn public translator into the Spanish language.

Future sales of substantial amounts of Telecom Argentina’s Class B Shares and ADSs may depress the price of Telecom Argentina’s Class B Shares and ADSs.

Future sales of substantial amounts of our Class B Shares and ADSs, or the perception that such future sales may occur, may depress the price of our Class B Shares and ADSs. Any such sale may lead to a decline in the price of our Class B Shares and ADSs. We cannot assure you that the price of our Class B Shares and ADSs would recover from any such decline in value.

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ITEM 4.                INFORMATION ON THE COMPANY

INTRODUCTION

The Company

Telecom is one of the largest private-sector companies in Argentina in terms of revenues, net income, capital expenditures and number of employees. Telecom Argentina has a non-expiring license (the “License”) to provide fixed-line telecommunications services in Argentina, and it also provides other telephone-related services such as international long-distance service, data transmission, IT solutions outsourcing and Internet services. Through our subsidiaries, we also provide mobile telecommunications services and international wholesale services.

At Telecom Argentina’s Ordinary and Extraordinary Shareholders’ Meeting held on June 22, 2015, the shareholders approved amendments to Telecom Argentina’s corporate purpose to include the provision of Audiovisual Communication Services. Telecom Argentina obtained authorization for the amendments from the AFTIC, the CNV and the General Agency of Corporations (Inspección General de Justicia or “IGJ”). IGJ registered the amendment to Telecom Argentina’s bylaws on September 26, 2015. In addition, at Personal’s Extraordinary Shareholders’ Meeting held on November 26, 2015, the shareholders also approved amendments to Personal’s corporate purpose to include the provision of Audiovisual Communication Services. The amendment to Personal’s bylaws was registered by IGJ on January 25, 2016.

As of December 31, 2016, we had approximately 4 million fixed lines in service. This is equivalent to approximately 19 lines in service per 100 inhabitants in the Northern Region of Argentina and 360 lines in service per employee.

As of December 31, 2016, our Internet business reached approximately 1.7 million Accesses and our mobile business had approximately 19.5 million subscribers in Argentina and approximately 2.5 million subscribers in Paraguay.

Business Strategy

On March 8, 2016 Fintech took indirect control of the Company, which resulted in the appointment of a new management team that has worked to design and implement a new business strategy for the Telecom Group, taking into consideration its existing positioning, reputational and operational strengths and the challenges that face the ICT market within the context of deep changes in rules applicable for the industry.

Below are described the outstanding aspects of the new business strategy of the Telecom Group, where the convergence of multiple services and the intensification of competition among operators is deemed to become deeper in the coming years.

The Telecom Group strategy and their stakeholders

In the Telecom Group, our priority is to generate value for our customers, investors, suppliers, employees and, in broad terms, for the communities in which we operate, providing services and solutions to improve life quality of people, their education, their opportunities for personal development and the improvement of the productivity of the economy as a whole. The Group’s focus is to be key players in the country’s digital transformation for its habitants.

To achieve these objectives, we develop and execute business plans consistent with the microeconomic and macroeconomic environment of Argentina and the telecommunications and technology market, investing both in the development of innovative products and services, as well as in the professional development of our employees, with the aim of adding value to the user experience with content, interactivity and convenience in communication.

In addition, our approach prioritizes the digital transformation of our industry, focusing on people, organizational culture, general and transformational processes, technological tools and key factors for achieving competitiveness and ensuring the long-term sustainability of the business. All of the above is achieved by applying the best practices in corporate governance, and compliance with laws and regulations applicable to us.

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We also strategically focus on being a facilitating tool for our customers, both in their corporate and business segments, as well as developing, providing and prioritizing solutions and digital services in our “nube” (cloud services), which is provided through our four state of the art data centers and serves as an essential node of our next-generation networks, fulfilling our customers’ quality, safety and availability requirements. Our portfolio of solutions will evolve with the incorporation of new services like big data, video-on-demand and IoT (Internet of things), which will focus on industry pillars such as agroindustry, finance, manufacturing, health and government, among others.

Incubating and accelerating new business development, investing in projects led by Argentine entrepreneurs and transforming ideas into real businesses to make available technology solutions to help in the development of Argentine small- and medium-sized companies, all these are part of our commitment to this sector of the economy.

Home, the traditional ambit of our services, is today the strategic environment for the convergence of solutions where we focus on providing devices and sensors services, and, at the same time, VAS in every time and every place. Access to applications, value-added services, social networks, content in different formats, e-commerce and entertainment are the focus of home services.

Investments in technology are one of the fundamental pillars of our strategy, as we are focused on (i) the coverage and capacity of our infrastructure and (ii) new service platforms to meet, with higher quality, the increasing needs created by traffic and bandwidth generated by changes in consumer habits and by the expansion of our customer base. Investments in cutting-edge technologies ensure that we provide products and services that are developed for the future. These investments further ensure that we are always at the forefront, improving timing and reducing implementation costs, and being more efficient in the use of our resources and allocation of the underlying benefits to those who decide to choose us as their supplier of communications solutions, infrastructure, entertainment and any other service that we may offer in the future.

Strategic priorities and their implementation: “customer-centered”, “innovation” and “operational excellence”

The aspiration of the Telecom Group is “to be the leading company in solutions and convergent connectivity services with an agile organization focused on our customers.” This implies that the Telecom Group becomes the preferred company in “user experience” in the markets where we operate. We aim to provide our customers with solutions, technology, connectivity and entertainment, leveraging customer satisfaction with a focus on the interest of our customers, and the value contribution of our suppliers and employees, positively impacting our business results and adequately remunerating the investors that trust us (e.g., financial creditors and shareholders).

The growth of our business will be supported by excellent management, transforming processes by focusing on “customer-centered” and innovation as the pillar of self-improvement and creativity to transform our traditional businesses as well as to capture new service opportunities for individuals and businesses.

In order to implement of the aforementioned strategy, the development of new forms of work, projects or initiatives is a priority where creativity will serve our customers and multidisciplinary teams work will enrich our value proposition. We will strive to turn this process into a competitive advantage sustainable over time. Strategic initiatives will be implemented through the following business initiatives:

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Technological convergence generates both opportunities and threats. The digital transformation and a connected world enable us to participate in new businesses. However, there are also new players in the services market: “the digital giants” (OTT) and the new startups. The exploitation of these opportunities and the mitigation of the risks posed by these new players are key elements of our strategic planning process.

In addition, and in line with the new regulatory framework, the concept of “convergence” is understood as the challenge our customer requires when we supply them with services and solutions and new services, such as paid TV and distribution of content, business consulting, outsourcing of hardware and software services, technology and managed services, each case for the local, international and/or regional markets. New services and offerings will result in a balanced cost-benefit analysis, ensuring profitability for shareholders and suitability for different customer segments.

Our professionals, as a differential element, are one of the strategic assets of Telecom Group. The professionalization of human capital and the strict compliance with the best practices of corporate governance are basic and indispensable transformational pillars of the new ecosystem of collaborative connection with customers, suppliers, government, companies and communities.

In this ecosystem, we aim to be the leading company in the markets where we operate in using analytical intelligence and strategic vision, with a deep understanding of leadership, based on:

•                  Prioritizing attention and understanding the needs of our current and potential customers;

•                  Investing in technology, infrastructure and our professionals;

•                  Designing a convenient and segmented commercial offering according to customer behavior;

•                  Developing capabilities for data processing and analysis;

•                  Enhancing the skills and internal knowledge utilized for different solutions and business;

•                  Increasing the speed of process execution and innovation in services;

•                  Increasing operational efficiency; and

•                  Complying with the applicable laws and regulations.

For the abovementioned reasons, the new strategies designed and the processes of implementation set out, the necessary foundation to achieve in a sustainable manner our objectives for enriching our offering of products and services, quality improvement, market position and operational efficiency that our stakeholders are demanding and to allow the Telecom Group to become the leader of ICT services of Argentina in the years to come.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Organizational Structure

The following chart shows our subsidiaries as of December 31, 2016, and jurisdiction of organization.

(*)    Dormant entity as of December 31, 2016.

(**) As of the date of this Annual Report, Telecom Argentina owns 100% of Telecom Personal.

Revenues generated by each company in the Telecom Group

The following table presents information relating to the percentage of revenues and other income, net of intercompany transactions, generated by each company in the Telecom Group during the year ended as of December 31, 2016:

Company (1)	Activity	Segment	Percentage of Telecom’s Total Revenues and other income (5)
Telecom Argentina S.A.	Fixed services	Fixed services	27.76
Telecom Personal S.A.	Mobile Services	Personal Mobile Services	66.76
Núcleo S.A. (2)	Mobile Services	Núcleo Mobile Services	4.91
Personal Envíos S.A. (3)	Financial Mobile Services	Núcleo Mobile Services	0.05
Telecom Argentina USA Inc.	International Wholesale Services	Fixed Services	0.52
Micro Sistemas S.A. (4)	—	Fixed Services	—
Total			100.00

(1)         Personal and Micro Sistemas are incorporated in Argentina, Núcleo and Envíos are incorporated in Paraguay and Telecom Argentina USA is incorporated in the United States.

(2)         Interest held indirectly through Personal. The non-controlling interest of 32.50% is held by ABC Telecomunicaciones S.A. (a Paraguayan company).

(3)         Interest held indirectly through Núcleo. The non-controlling interest of 32.50% is held by ABC Telecomunicaciones S.A.

(4)         Dormant entity as of December 31, 2016.

(5)         Includes service revenues, equipment sales and other income with third parties.

Our principal executive offices are located at Alicia Moreau de Justo 50, C1107AAB, Buenos Aires, Argentina, telephone number: 54-11-4968-4000.

Our authorized agent in the United States for SEC reporting purposes is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19711.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Recent Developments

Telecom Argentina’s Board of Directors called for the Annual Shareholders’ Meeting

Telecom Argentina’s Board of Directors, at its meeting held on March 16, 2017, called an Ordinary and Extraordinary Shareholders’ meeting to be held on April 27, 2017, to consider among other issues the allocation of Telecom Argentina’s retained earnings as of December 31, 2016, (P$3,975 million). The proposal of the Board of Directors is to allocate the total amount of said retained earnings to the “Voluntary Reserve for Future Dividend Payment.” In addition the Board of Directors proposed the withdrawal of P$2,730 million from the “Voluntary Reserve for Capital Investments” and the withdrawal of the “Voluntary Reserve for Future Investments” (P$2,904 million), increasing in turn the “Reserve for Future Cash Dividends” by P$5,634 million.

Personal Annual Shareholders’ Meeting

Personal’s ordinary and extraordinary shareholders’ meeting held on April 7, 2017, approved, among other items, the allocation of P$2,812 million of retained earnings as of December 31, 2016 to the “Reserve for Future Cash Dividends.” The shareholders also approved to withdraw the total amount of the “Voluntary Reserve for Financing of Working Capital and Investments in Capital Expenditures in the Country” (P$1,470 million), increasing the “Reserve for Future Cash Dividends” with this withdrawal.

The Reorganization

On March 31, 2017, each of Sofora, Personal and Nortel (together, the “Absorbed Companies”) and Telecom Argentina entered into a preliminary reorganization agreement (Compromiso Previo de Fusión) (the “Preliminary Reorganization Agreement”). Under the terms of the Preliminary Reorganization Agreement, the Absorbed Companies and Telecom Argentina have, subject to the approval of the relevant extraordinary general shareholders’ meetings in the case of Telecom Argentina, Personal, Nortel and Sofora and special shareholders’ meetings in the case of Nortel and to other authorizations, agreed to a corporate reorganization in which the Absorbed Companies will be absorbed by Telecom Argentina, with Telecom Argentina being the surviving entity (the “Reorganization”). Telecom Argentina will assume, by universal succession, all of the assets, liabilities, operations and activities, and will succeed to all of the rights and obligations, of each of the Absorbed Companies. As a consequence of the Reorganization, Nortel will: (i) distribute a portion of Nortel’s Telecom  Argentina Class A Shares to the holders of Sofora Common Shares, (ii) convert Nortel’s remaining Telecom Argentina Class A Shares to Telecom Argentina Class B Shares, (iii) distribute all of Nortel’s Telecom Argentina Class B Shares (including all of Nortel’s Telecom Argentina Class B Shares that will be converted from Telecom Argentina Class A Shares) to the holders of Nortel Preferred Shares, and (iv) cancel all of Nortel’s shares (preferred and ordinary). Telecom Argentina will not issue any new Class B Shares or Class A Shares in connection with the Reorganization. The Reorganization is subject to the approval of ENACOM.

If the Reorganization is approved at the shareholders meetings of the Absorbed Companies and Telecom Argentina, such companies expect to enter into a definitive reorganization agreement (the “Final Reorganization Agreement”), which will be subject to the approval of ENACOM and filed with the relevant Argentine administrative authorities in accordance with applicable corporate procedures. We expect that obtaining the necessary regulatory, corporate and administrative  approval in connection with the Reorganization will take several months. The surviving company will continue to be known as “Telecom Argentina S.A.”  Since each of the Absorbed Companies is either (i) a holding company with no operations or assets other than direct and indirect interests in Telecom Argentina or (ii) a wholly-owned subsidiary of Telecom Argentina, Telecom Argentina does not expect any material changes in its statement of financial position or income statement. The Reorganization will be accounted for under the predecessor basis of accounting, using historical cost as permitted by IFRS as issued by the IASB.  Under the historical cost method, assets and liabilities of the Absorbed Companies will be consolidated into Telecom Argentina at their respective book values.

Conditions to Effectiveness and Completion of the Reorganization

As of the date of this annual report, the effectiveness of the Reorganization is subject to the satisfaction of the following conditions:

•                  approval of the Reorganization on the terms and conditions set forth in the Preliminary Reorganization Agreement by the shareholders of the Absorbed Companies and Telecom

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Argentina at each of their respective general shareholders’ meetings (in the case of Telecom Argentina, Personal, Nortel and Sofora) and special shareholders’ meetings in the case of Nortel;

•                  the execution of the Final Reorganization Agreement;

•                  the receipt of certain regulatory approvals by ENACOM;

•                  the amortization in full of 140,704,640 common shares of Sofora representing 32.0% of Sofora’s outstanding capital stock; and

•                  Telecom Argentina has prepared its technical and operational systems with the capacity to absorb the operations of Personal, Nortel and Sofora.

In addition, the completion of the Reorganization’s corporate and administrative procedures is subject to the following conditions: (i) obtaining the administrative consent (conformidad administrativa) of the CNV with respect to the Reorganization and (ii) the registration of the Final Reorganization Agreement with the Public Registry of the City of Buenos Aires (Inspección General de Justicia), among others.

No assurance can be given as to when or whether any of these approvals and consents will be obtained or conditions satisfied, the terms and conditions that may be imposed in connection with the consents and approvals, or the consequences of failing to obtain the consents and approvals.

Amortization of Sofora shares

In March 2017, W de Argentina Inversiones offered to Sofora and Sofora accepted with the consent of Fintech, the controlling shareholder of Sofora, an offer to amortize, in two tranches, all of the shares of capital stock issued by Sofora and owned by W de Argentina Inversiones, equal to 140,704,640 shares. As a result of the amortization, Sofora agreed to pay W de Argentina Inversiones an amount equal to the par value of W de Argentina Inversiones’s shares of capital stock issued by Sofora, such amount being equivalent to P$140,704,640, and issue in the name of W de Argentina Inversiones one or more dividend certificates (any such certificate, a “Bono de Goce”) evidencing W de Argentina Inversiones ´s rights to dividends up to an aggregate amount of up to US$470 million less the amounts paid to amortize the shares of Sofora owned by W de Argentina Inversiones plus certain incremental amounts, with preference over the Telecom Argentina Class A Shares to be received by the shareholders of Sofora in the Reorganization. The amortization of the first tranche of shares of capital stock of Sofora owned by W de Argentina Inversiones and representing 17% of the issued and outstanding capital stock of Sofora is scheduled to occur on May 2, 2017, after which a Bono de Goce in the amount of US$249,687,500 less the U.S. dollar equivalent of P$74,749,340 will be issued to W de Argentina Inversiones. The amortization of the second tranche of shares of capital stock of Sofora owned by W de Argentina Inversiones and representing an additional 15% of the issued and outstanding capital stock of Sofora as of the date of this Annual Report is subject to the approval of ENACOM (See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders of Nortel”). If this second amortization occurs, an additional Bono de Goce will be issued in an amount equal to US$220,312,500 less the U.S. dollar equivalent of P$65,955,300. Upon the completion of the amortizations, Fintech will be the sole shareholder of Sofora.

The principal terms and conditions of each Bono de Goce provide that: (i) dividend payments of up to the maximum amount under the Bono de Goce will be made only if and when Sofora resolves to pay a dividend, (ii) dividend payments made by Sofora shall be paid to the holder of the Bono de Goce with priority over all other shareholders of Sofora, (iii) all dividends to be paid under the Bono de Goce will be paid by Sofora with liquid and realized profits (ganancias realizadas y líquidas), (iv) the maximum amount of dividends to be collected under the Bono de Goce shall accrete every year on June 1 on the amount of dividends that remain unpaid by Sofora as of May 31 of the relevant year at a rate that will be set by the Board of Directors of Sofora and W de Argentina Inversiones, (v) Sofora has a right to redeem the Bono de Goce at any time after the later of (x) 36 months from the date of issuance or (y) the payment of 60% of the maximum amount of dividends under the Bono de Goce and (vi) in the event that Sofora is absorbed by Telecom Argentina pursuant to the Reorganization, the preference over dividends provided in the Bono de Goce will extend only to the shares received by Fintech as a result of the Reorganization which will be Telecom Argentina Class A Shares (which will be distributed exclusively to Fintech) but not to the Telecom Argentina Class B Shares.

If the Reorganization is consummated, Telecom Argentina will assume, by universal succession, all of the assets, liabilities, operations and activities, and will succeed to all of the rights and obligations, of Sofora as issuer of the Bono de Goce. In no event shall the dividend rights under the Bono de Goce affect the dividend rights of holders of Telecom Argentina Class B Shares.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Sale of Nortel’s interest in Telecom Personal

On March 31, 2017, the Board of Directors of Nortel approved a proposal regarding the sale of its interest of 120,000 shares of Telecom Personal to Telecom Argentina (representing 0.008% of Telecom Personal). As of the date of this Annual Report the transaction was fulfilled by an amount of P$4 million. As a result of this transaction, Telecom Argentina owns 100.00% of Telecom Personal.

Registration Statement on Form F-3

On March 22, 2017, Telecom Argentina filed a registration on Form F-3 (File No. 333-216890) through which the selling shareholder to be identified in a prospectus supplement may offer and sell from time to time Telecom Argentina Class B Shares underlying ADSs or ADSs. As of the date of this Annual Report, this registration statement has not been declared effective by the SEC.

History

Telecom Argentina was created by Decree No. 60/90 of the PEN dated January 5, 1990, and incorporated as “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, its legal name was changed to “Telecom Argentina STET-France Telecom S.A.” and on February 18, 2004, it was changed to “Telecom Argentina S.A.”

Telecom Argentina is organized as a corporation (sociedad anónima) under Argentine law. The duration of Telecom Argentina is 99 years from the date of registration with the Public Registry of the City of Buenos Aires (July 13, 1990). Telecom Argentina conducts business under the commercial name “Telecom.”

Telecom Argentina commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer from the Argentine government of the telecommunications system in the Northern Region previously owned and operated by ENTel. This transfer was made pursuant to the Argentine government’s privatization program as set forth in the State Reform Law approved in August 1989 and subsequent decrees (the “Privatization Regulations”), which specified the privatization procedure for ENTel.

The Privatization Regulations provided for:

•                  the division of the Argentine telecommunications network operated by ENTel into two regions, the Northern Region and the Southern Region of Argentina;

•                  the granting to Telecom Argentina and Telefónica of non-expiring licenses to provide basic telecommunication services in the Northern Region and Southern Region, respectively;

•                  the granting to Telintar and Startel, each joint subsidiaries of Telecom Argentina and Telefónica, of non-expiring licenses to provide international long-distance and data transmission, respectively; and

•                  the transfer by ENTel of substantially all of its assets and certain contracts into Telecom Argentina, Telefónica, Telintar and Startel.

On the Transfer Date, pursuant to the terms and conditions of a transfer contract (the “Transfer Agreement”), the Argentine government sold 60% of the common stock of Sociedad Licenciataria Norte S.A. to Nortel, a holding company formed by a consortium of investors including Telecom Italia, among others.

Pursuant to the Privatization Regulations, 10% of Telecom Argentina’s common stock was transferred as Class C Shares to a Share Ownership Plan for certain former employees of ENTel and CAT by the Argentine government, and the remaining 30% of Telecom Argentina’s common stock was sold to investors, principally in Argentina, the United States and Europe, in an offering completed in March 1992. A portion of the shares in the Share Ownership Plan has been sold in the public market, and the remaining shares resulting from the Share Ownership Plan are being gradually converted into Class B Shares. See “Item 6—Directors, Senior Management and Employees—Share Ownership—Share Ownership Plan.”

In 2003, Nortel’s common stock was transferred to an Argentine company named Sofora. The provisions of Telecom Argentina’s List of Conditions (later amended by SC Resolutions No. 111/03, No. 29/04 and ENACOM Resolution No. 277/16) stated that: (i) any reduction of ownership by Nortel of our capital stock to less than 51% without prior approval of the Regulatory Bodies; or (ii) any

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

reduction of ownership by current common shareholders in the capital stock with voting power of Nortel to less than 51% without prior approval of the Regulatory Bodies, may each result in the revocation of Telecom Argentina’s telecommunications license.

On November 14, 2013, Telecom Italia S.p.A. and Telecom Italia International N.V. (collectively, the “Sellers”) and Tierra Argentea S.A. (“Tierra Argentea”, a company controlled by the Sellers) announced their acceptance of the offer made by Fintech to acquire Telecom Italia’s controlling stake in Telecom Argentina owned by the Sellers through their subsidiaries Sofora, Nortel and Tierra Argentea.

On December 10, 2013, Tierra Argentea completed the transfer to Fintech of (i) Class B Shares of Telecom Argentina, representing 1.58% of the capital stock of such company, and (ii) Nortel’s ADRs representing 8% of the aggregate Series “B” Preferred Shares of Nortel.

On October 25, 2014, Telecom Italia S.p.A. announced the acceptance of an offer made by Fintech to amend and restate the agreement announced on November 14, 2013. Within the frame of this amendment agreement: (i) on October 29, 2014, Telecom Italia International N.V. transferred 17% of the capital stock of Sofora to Fintech; and (ii) it was confirmed that the transfer of the 51% controlling interest in Sofora was subject to the approval of the telecommunications regulatory body (formerly, SC, subsequently, AFTIC and currently, ENACOM).

On October 16, 2015 AFTIC’s Resolution No. 491/15 was published in the Official Gazette, denying the requested authorization for the transfer to Fintech of the controlling interest that the Telecom Italia Group held in Sofora. Fintech, the Telecom Italia Group, W de Argentina Inversiones S.A., Telecom Argentina and Personal filed an appeal against such Resolution requesting AFTIC to reconsider it.

On February 17, 2016 Telecom Argentina was notified of ENACOM Resolution No. 64/16 pursuant to which ENACOM partially granted the abovementioned requests revoking the denial in AFTIC Resolution No. 491/15 and deciding to continue the analysis of the transfer of Telecom Italia’s interest in Sofora to Fintech.

On February 24, 2016, Telecom Argentina was notified of Fintech’s intention to launch a Mandatory Tender Offer (the “OPA”) resulting from a change of control event for all Class B Shares of Telecom Argentina which are traded on the Buenos Aires Securities Market, or Mercado de Valores de Buenos Aires S.A., promoted and formulated by Fintech.

On March 7, 2016, ENACOM Resolution No. 277/16 authorized the transfer of Sofora’s majority shareholder stake to Fintech, and on March 8, 2016, the transfer of Telecom Italia Group’s 51% stake in Sofora to Fintech was completed. As a result, Fintech replaced the Telecom Italia Group as the indirect controlling shareholder of Telecom Argentina.

On March 8, 2016, the new members of the Board of Directors for both, Telecom Argentina and Personal, appointed by Fintech, replaced the members of such Boards of Directors appointed by the Telecom Italia Group. The Personal’s Unanimous General Ordinary and Extraordinary Shareholders’ Meeting held on March 29, 2016 and the Telecom Argentina’s General Ordinary and Extraordinary Shareholders’ Meeting held on April 8, 2016 each approved, among other items, the performance of duties of the directors and alternate directors and the members of the Supervisory Committee appointed by the Sellers in such companies and appointed new directors and alternate directors and members of the Supervisory Committee to cover the vacancy generated by those appointed by the Sellers. These new directors and alternate directors and members of the Supervisory Committee would hold their positions until the next Shareholders’ Meetings that would consider the financial statements as of December 31, 2015.

On March 8, 2016 the change of Sofora’s controlling shareholder became effective and, accordingly, the Telecom Italia Group ceased to be Telecom Argentina’s indirect controlling shareholder (position assumed by Fintech). Based on such facts, on April 15, 2016 Telecom Argentina and Personal notified the CNCD that the “Telco and TI-W Commitments have become moot and have completely lost its cause and purpose”. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Telco and TI-W Commitments.”

On July 22, 2016, Fintech informed Telecom Argentina of the modifications to certain terms of the OPA announced previously by Fintech, including the offering price. The offered price was amended from P$46 per share to US$3.925 per share from which US$0.050 (five cents) per share should be

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

deducted as cash dividends paid on May 13, 2016, together with any other cash dividend to be paid by Telecom Argentina from the OPA’s announcement date to the OPA’s payment date.

On September 6, 2016, the CNV’s Board of Directors approved the formal terms of the OPA. Subsequently, on September 14, 15 and 16 of 2016, Fintech published in “El Cronista Comercial” newspaper the notice required under the CNV Rules (modified by complementary notices published in the same newspaper on October 5, 6 and 7, the first time, and on October 26, 27 and 28, the second time) setting the opening and closing dates of the OPA and the amendments to the “OPA Notice” published on February 24, 2016. The end of the OPA and its additional deadline took place on November 4, 2016 for Argentina.

On November 7, 2016, Fintech informed Telecom Argentina that, having ended the OPA’s offers reception period in Argentina, a total of 12,337,723 Class B Shares acceptances were received, representing 1.253% of Telecom Argentina’s total capital.

Simultaneously, Fintech launched an OPA in the United States, which offers’ reception period expired on November 23, 2016. This OPA did not affect in any way the OPA launched by Fintech in Argentina. According to Fintech, 5,549,209 ADSs and 3,695 Class B Shares entered into the OPA launched in the United States.

On the other hand, on November 25, 2016, Fintech informed that it was notified of the Resolution No. 356/16 of the Secretary of Commerce of the Ministry of Production, which authorized the economic concentration operation consisting on the acquisition by Fintech of 68% of the common shares of Sofora.

As of the date of this Annual Report, Sofora’s shares belong to Fintech (68%) and to W de Argentina Inversiones S.A. (32%). Additionally, Fintech has 58,173,522 Class B Shares that represent 5.91% of Telecom Argentina’s total capital stock.

However, as explained in previous paragraphs, in March 2017, W de Argentina Inversiones offered and Fintech, the controlling shareholder of Sofora, and Sofora accepted an offer to amortize, in two tranches, all of the shares of capital stock issued by Sofora and owned by W de Argentina Inversiones, equal to 140,704,640 shares. See “—Recent Developments—The Reorganization—Amortization of Sofora Shares.”

However, as detailed in “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders of Nortel”, on March 28, 2017 Sofora’s Shareholders’ Meeting approved the amortization of all of W de Argentina Inversiones’ shares in Sofora in two tranches (17% on or before May 2, 2017 and 15% subject to the ENACOM´s release from the obligation to be maintained as part of the principal nucleus (“núcleo principal”)).

Fintech, a Delaware (United States) limited liability company, is a wholly-owned direct subsidiary of Fintech Advisory Inc. and its primary purpose is to hold, directly and indirectly, the securities of Telecom Argentina. Fintech Advisory Inc., a Delaware (United States) corporation, is directly controlled by Mr. David Martínez, a former member of the Board of Directors of Telecom Argentina who submitted his resignation on April 5, 2017. Fintech Advisory Inc. is an investor and investment manager in equity and debt securities of sovereign and private entities primarily in emerging markets.

Additional information regarding the transaction between the Telecom Italia Group and Fintech as well as the OPA promoted by Fintech is available in the “Relevant Facts” section of the CNV at www.cnv.gob.ar, and in the “Company filings” section (Telecom Italia S.p.A and Telecom Argentina) of the SEC at www.sec.gov. Unless specifically incorporated by reference herein, the information contained or accessible through such websites should not be considered a part of this Annual Report.

THE BUSINESS

Liberalization of the Argentine Telecommunications Industry

In March 1998, the Argentine government issued Decree No. 264/98, introducing a plan for the liberalization of the Argentine telecommunications industry, (or the “Plan”). Decree No. 264/98 provided for the extension of the period of exclusivity with respect to the provision of Basic Telephone Services until sometime between October 8, 1999, and November 8, 1999, depending on the particular region. The Plan also provided for: (i) the immediate liberalization of paid telephone services and (ii) during July 1998, the liberalization of telephone service in rural areas. In addition, the Plan

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

contemplated that in January 1999, data transmission services within the countries included in Mercosur would be open to competition, subject to the following conditions: (i) each of the Mercosur countries enters into agreements providing for the liberalization of these services and establishing similar regulatory bodies and (ii) reciprocity exists between countries with respect to the granting of licenses. Beginning in late 1999, two new operators, formed by independent operators, mobile operators and cable television operators were permitted to offer services. These new operators, together with the existing licensees of Basic Telephone Services, allowed customers to choose from four operators until the full liberalization of services occurred. The Plan also granted data transmission operators existing before the privatization of ENTel the right to operate domestic and international long-distance services by the end of 2000. Finally, the full liberalization of local, domestic and international long-distance services took place in November 2000.

During the “Transition Period” (1998-1999), new regulatory obligations were also introduced with respect to quality and service targets applicable to both Telecom Argentina and Telefónica.

As long-distance services were liberalized, competition was introduced by pre-subscription of long-distance service for locations with more than 5,000 clients. Following the introduction of Presubscription of Long-Distance Service, a call-by-call selection service will be installed. These requirements obligated the telephone companies to make significant investments and modifications to their networks.

During 1999, competition in local, national and international long-distance services was established among Telecom Argentina and Telefónica and Compañía Telefónica del Plata (CTP, Movicom Bell South) and Compañía de Telecomunicaciones Integrales S.A. (CTI, now Claro), the two new national operators permitted to offer services by Decree No. 264/98. Some provisions of Decree No. 264/98 and related resolutions were modified by Decree No. 764/00, mainly provisions related to licensing conditions, interconnection and Universal Service. Decree No. 764/00 established the general regulation of licenses and provided that each licensed company was allowed to launch its services in November 2000 when the full liberalization of the telecommunications market began. As of the date of this Annual Report, the main licensees providing local and/or fixed long-distance telephone service are Telmex, Level 3 Communications (formerly Impsat), IPlan, Telecentro, CPS Comunicaciones (Metrotel), Telefónica, Telecom Argentina and many other small independent operators.

Pursuant to the Plan, the liberalization of public telephone services began. On December 9, 1998, Telecom Argentina was granted (upon the subsequent issuance of SC General Resolution No. 2,627/98) a license to provide public telephone services in the Southern Region.

General

As of the date of this Annual Report, we conduct our business through six legal entities, each representing a distinct operating segment. We aggregate these operating segments into three segments — Fixed Telecommunications Services (“Fixed Services”), Personal Mobile Telecommunications Services (“Personal Mobile Services”) and Núcleo Mobile Telecommunications Services (“Núcleo Mobile Services”) — according to the type of products and services provided and taking into account the regulatory and economic framework under which each entity operates.

The companies we aggregated to create the segments are as follows:

Segment	Consolidated Company/Operating Segment
Fixed Services	Telecom Argentina
Telecom Argentina USA
Micro Sistemas (1)
Personal Mobile Services	Personal
Núcleo Mobile Services	Núcleo
Envíos

(1)         Dormant entity as of December 31, 2016.

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Fixed Services. Telecom Argentina owns a local telephone line network, public long-distance telephone transmission facilities and a data transmission network in the Northern Region. Since the market was open to competition, Telecom Argentina expanded its network in the Southern Region of Argentina providing nationwide services. Fixed services are comprised of the following:

•                  Basic Telephone Services. Telecom Argentina provides Basic Telephone Services, including local, domestic and international long-distance telephone services and public telephone services. As of December 31, 2016, Telecom Argentina had approximately 4 million of lines in service;

•                  Interconnection services. Telecom Argentina provides interconnection services, which primarily include Access, termination and long-distance transport of calls;

•                  Data transmission and Internet services. Telecom Argentina provides data transmission and Internet services, including traditional Broadband, Internet dedicated lines, private networks, national and international video streaming, transportation of radio and TV signals and videoconferencing services. As of December 31, 2016, Telecom Argentina had approximately 1.7 million Internet subscribers;

•                  Information and Communication Technology Services. Telecom Argentina provides ICT services, datacenter services, telecommunications consulting and value-added solutions;

•                  Other telephone services. Other services provided by Telecom Argentina include supplementary services such as call waiting, call forwarding, conference calls, caller ID, voice mail, itemized billing and maintenance services; and

•                  Sale of equipment.

Personal Mobile Services and Núcleo Mobile Services.

We provide mobile services through our subsidiaries in Argentina and Paraguay.

Personal’s service offerings include voice communications, high-speed mobile Internet content and applications download, MMS, SMS, online streaming, corporate e-mail and social network access, among others; and sale of mobile communication devices (handsets, Modems mifi and wingles, smart watches). The services are supported in the different technologies of the mobile network (2G/3G/4G).

We also provide mobile services in Paraguay through Núcleo, a subsidiary of Personal.

As of December 31, 2016, Personal had approximately 19.5 million mobile subscribers in Argentina and Núcleo had approximately 2.5 million subscribers in Paraguay.

See Note 28 to our Consolidated Financial Statements and “Item 5—Operating and Financial Review and Prospects—Years ended December 31, 2016, 2015 and 2014—(B) Results of Operations by Segment” for additional information as to our results of operations by segment.

Fixed Services

Telecom Argentina is the principal provider of Basic Telephone Services in the Northern Region, and since late 1999 has also provided Basic Telephone Services in the Southern Region.

Since November 2000, the telecommunications sector in Argentina is completely open to competition. Our operations are subject to a complex series of laws and regulations. In addition, we are subject to the supervision of the Regulatory Bodies. See “—Regulatory and Legal Framework—Regulatory Framework” below.

Telecom Argentina’s Telephone Network

Telecom Argentina’s fixed-line telephone network includes installed telephones and switchboards, a network of access lines connecting customers to exchanges and trunk lines connecting exchanges and long-distance transmission equipment.

The following table illustrates the deployment of Telecom Argentina’s telephone network:

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	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012
Number of installed lines (1)	4,908,102	4,903,700	4,763,336	4,699,254	4,850,554
Net lines installed (during each year)	4,402	140,364	64,082	(151,300)	58,024
Net lines installed cumulative (2)	3,337,138	3,332,736	3,192,372	3,128,290	3,279,590
Number of lines in service (3)	3,919,577	4,042,624	4,093,038	4,123,795	4,127,858
Net (Reductions)/Additions in lines in service for the year	(123,047)	(50,414)	(30,757)	(4,063)	(13,277)
Net (Reductions)/Additions in lines in service cumulative	2,517,608	2,640,655	2,691,069	2,721,826	2,725,889
Lines in service per 100 inhabitants (4)	19	19	19	19	20
Pending applications (5)	75,300	64,093	75,213	91,950	152,210

(1)         Reflects total number of lines available in Switches.

(2)         Cumulative net lines installed since the Transfer Date.

(3)         Includes lines customers, own usage, public telephony and ISDN channels.

(4)         Corresponds to the Northern Region of Argentina.

(5)         Corresponds to lines requested by clients, but not yet installed.

The following table illustrates the evolution of Internet services:

	December 31,
	2016	2015	2014	2013	2012
Fixed Internet access lines	1,737,534	1,813,590	1,771,050	1,706,787	1,629,294
Arnet subscribers	1,725,609	1,791,030	1,749,111	1,686,982	1,621,643

Arnet customer base decreased by 4% in 2016 while it increased by 2%, 4% and 4% in 2015, 2014 and 2013, respectively.

Revenues

Fixed services include, among other charges, monthly charges, measured service charges, installation charges, public telephone services and interconnection services related to “essential facilities.” The prices for these services were regulated by rules governing our license, which established “maximum prices” that could be charged to clients. Telecom Argentina was able to charge prices below the maximum regulated prices as long as the discount was applied equally to clients who share the same characteristics (under the so-called principle of “non-discrimination”). In accordance with this ability, Telecom Argentina charged lower prices than the maximum regulated prices for certain of the services offered. Since the enactment of the LAD it was established that licensees of ICT services may set their prices. See “—Regulatory and Legal Framework—Regulatory Framework—Law No. 27,078—Argentine Digital Law.”

The remaining services included in the Fixed Services segment, such as data transmission services and Internet services, were not subject to regulation and, as a result, Telecom Argentina was able to set the corresponding prices. Market conditions could limit price increases.

a)             Retail — Residential and SME (Small and Medium Enterprises)

Monthly Charges. Telecom Argentina bills a monthly charge to its customers. As of December 31, 2016 and 2015 approximately 82% of lines in service were for residential customers and public telephony and approximately 18% were for professional, commercial and government customers. Additionally, due to the regulatory regime, Telecom Argentina is obligated to offer discounts to certain retired individuals and low-consumption residential customers.

Measured Service Charges. In addition to a monthly charge, Telecom Argentina bills to a portion of its customers for a monthly measured service charge, which is based on telephone usage. Measured service is billed at the price per unit of time. Charges for local and domestic long-distance measured service vary with the price per unit of usage. The number of units of usage depends on the time of day, the day of the week, the distance and the duration of calls. Additionally, due to

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competition, Telecom Argentina offers discounts to customers mainly for domestic long-distance service as semi-flat rate plans that include a set quantity of minutes for a fixed charge.

During 2016 and 2015, the volume of local minutes decreased by approximately 13.9% and 9.9%, respectively, due to the strong growth in mobile telephony and the resulting migration of traffic to mobile service. Although the traffic volume decreased during 2016, revenues from local traffic continued to increase leveraged by the increase in prices of the semiflat rate plans.

Total volume of domestic long-distance minutes decreased by approximately 13.2% and 8.6% in 2016 and 2015, respectively. Ever since the Northern Region was opened to competition in 1999, Telecom Argentina has maintained its position as the regional market leader for domestic long-distance traffic. During 2016, deploying a similar strategy to that which was adopted for local traffic, we maintained sales of targeted and selective flat-rate plans positioned to maintain average revenues generated by customers.

International Long-Distance Service. International long-distance traffic minutes decreased approximately 48.6% in 2016 and 19.6% in 2015. Since 1992, international rates have been reduced annually as a consequence of the application of the Price Cap described in “—Regulatory and Legal Framework—Regulatory Framework—Dollarization and pesification of rates” Telecom Argentina also has reduced international long-distance prices in order to compete with the new providers of long-distance calling services.

Installation Charges. Revenues from installation charges consist primarily of fees levied for installation of new fixed lines. Telecom Argentina offers discounts in multiple localities to reduce the rates, with the aim of stimulating demand in those areas. The penetration of fixed-line telephony has been affected by the maturity of the Argentine market.

Other Domestic Telephone Services. Telecom Argentina provides other domestic telephone services including charges for supplementary services such as call waiting, call forwarding, conference calls, caller ID, voicemail and itemized billing.

Internet. Telecom Argentina has been providing residential Internet services under the brand name Arnet since 1998. Telecom Argentina mainly offers this service in the major cities of Argentina. In recent years, Telecom Argentina’s Internet service has experienced higher demand and usage in less populated areas of the country. The Internet services include Access and Arnet service.

Broadband can be delivered through three technologies: cable Modem, ADSL and wireless; cable Modem and ADSL being the most widely used. In the local market, ADSL connections exceeded the number of cable Modem and wireless connections. Telecom Argentina markets its ADSL service through its Arnet brand and in partnership with other Internet services providers.

As of December 31, 2016, we reached approximately 1.7 million accesses. During 2016, our efforts to communicate effectively with our customers and special offers with competitive prices according to segment helped us to maintain the leadership of our products under the brand Arnet. In November 2016, Telecom launched the new offer “Arnet + Voz” providing Internet and unlimited local and national calls, as part of a bundled package. At the end of 2016, the Company announced the first convergent offer of the market, offering a bundle, including Internet services, fixed line telephony and mobile connectivity, with a differential and convenient price.

Continuing the evolution of Internet access services, during the year 2016 services focused on offering higher speed access to customers. The number of customers with UBB has grown 40% in 2016, increasing the average speed of the customer base.

Internet revenues include both Internet access services and the provision of Internet service.

A small portion of Internet access services is provided by Telecom Argentina’s 0610, 0611 and 0612 services. Internet dial-up service represents a marginal percentage of Telecom Argentina’s revenues, we continue to provide this service to a small market where Broadband service is not available.

b)             Corporate Customers

The large customer segment includes leading companies in the Argentine market as well as the National government, provincial governments and municipalities. These customers demand cutting-edge technology and solutions tailored to their needs, including voice, data, Internet and Value Added Services.

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In response to the constant changes demanded by the market, Telecom Argentina maintained its strategy to position itself as the integrated provider for large customers through the offer of convergence of ICT solutions, including fixed and mobile voice, data, Internet, Multimedia, ICT, datacenter and application services through sales, consulting, management and specialized and targeted post-sale customer services.

The data services business includes nationwide data transmission services, virtual private networks, symmetric Internet access, national and international signal transport and videoconferencing services. These services are provided mainly to corporations and governmental agencies. Telecom Argentina also provides certain Value Added Services, including electronic standard documents telecommunication software exchange and fax storage and delivery service. The data services business also includes the lease of networks to other providers, telecommunications consulting services, operation and maintenance of telecommunications systems, supply of telecommunications equipment and provision of related services. Corporate data transmission services are mainly Ethernet and IP services.

During 2016, we maintained our efforts in ICT solutions and the sale of data services and dedicated Internet accesses. This strategy is supported by the world class multi-site network of datacenters focused on communications, with over 7,000 square meters used to keep computer technology services throughout Argentina. Through this infrastructure, we offer a broad services portfolio including dedicated hosting and housing, connectivity, cloud services which enable our customers to optimize their costs by increasing the security of their information and avoiding hardware and software obsolescence issues. All the services are provided with support, security, connectivity and the ability to engage further management, professional, monitoring, storage and backup services.

In addition, we continued making additional investments at the major datacenter in Pacheco, consolidating its position as leader in the market and enhancing the level of services supplied. Such investments will enable Telecom Argentina to support business growth in the next few years with the highest market standards.

The main solutions and businesses developed in recent years and which continued during 2016 included:

•                  Renovation and maintenance of infrastructure and terminals of the truncated communications system for Buenos Aires City Police force.

•                  Extension and renegotiation of 911 systems for public safety management in a province of the Litoral region.

•                  A datacenter solution in alliance with Oracle, to optimize operation in databases for an important industrial company.

•                  Implementation of datacenter and VPD (Virtual Private Datacenter) solutions, and development of Managed Services and NOC (Network Operations Centers) in main clients of the private sector.

•                  A DWDM (Dense Wavelength Division Multiplexing) solution for a relevant customer in the financial industry

•                  Integrated fleet management and monitoring system for a customer that provides assistance service in the Mediterranean region.

•                  Implementation of a unified communications solution with redundancy in sites of high criticality in Municipality, Mediterranean Region.

c)              Wholesale

Interconnection Revenues: Telecom Argentina collects fees from other operators for interconnection services. These fees primarily include local Access, termination and long-distance transport of calls, rentals of network capacity and commissions on calling party pays fees. These fees are payable by mobile operators as well as fixed-line operators. Additionally, Telecom Argentina remained one of the leading providers of wholesale telecommunications solutions for various fixed and mobile operators, independent operators, local operators, public telephony licensees, cable operators, ISP, TV and radio channels, production companies and other service providers. The services marketed by Telecom Argentina include, among others, traffic and interconnection resources, third-

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party billing, dedicated Internet access services, transport of video signals in standard definition and high definition, streaming audio and video, dedicated links, backhaul links for mobile operators, Internet Protocol Virtual Private Network and data center hosting services.

Telecom Argentina continued to strengthen its position as a provider of solutions for the broadcasting segment by offering transportation solutions for audio and video signals both as dedicated private links and on the Internet. We provide solutions to cable operators and TV channels for the distribution of video signals.

International Long-Distance Service: Telecom Argentina holds a non-expiring license to provide international telecommunications services in Argentina, including voice and data services and international point-to-point leased circuits.

Revenues from wholesale international long-distance service reflect payments under bilateral agreements between Telecom Argentina and foreign telecommunications carriers, covering virtually all international long-distance calls into or out of Argentina using our network. Revenues from international long-distance service therefore consist mainly of:

•                                  amounts earned from foreign telecommunications carriers for connection to the Argentine telephone network;

•                                  bandwidth capacity under an Indefeasible Right of Use (“IRU”) basis;

•                                  international point-to-point leased circuits; and

•                                  international data and IP transit services.

Operating revenues from international long-distance service depend on the volume of traffic and the prices charged by each party under agreements between the Argentine provider and foreign telecommunications carriers. Settlements among carriers are usually made on a net basis. Incoming traffic with carriers measured in minutes accounted for 329 million minutes in 2016 and 455 million minutes in 2015.

Telecom Argentina is connected to international telecommunications networks, mainly through the following submarine Fiber Optic cables: Americas 2 (USA), Columbus 3 (Europe), Atlantis 2 (Brazil — Europe), Sea-Me-We (Europe — Asia), Bicentenario (Uruguay), Latin American Nautilus (LAN), a company in the Telecom Italia Group, and other minor cables.

In order to meet the growth in our Internet access base, Telecom Argentina has acquired some IRUs on a submarine facility of Latin America Nautilus (LAN) (a subsidiary of Telecom Italia), which connects Argentina with the U.S. (Miami) in a submarine fiber optic ring. These rights, which last for 15 years, allow the interconnection of the IP backbone of Telecom Argentina with IP Transit providers in Miami. Telecom Argentina has also contracted international capacity under lease modality (Transit IP) in Buenos Aires to ensure better performance regarding regional traffic.

Through our wholly owned subsidiary in the United States, Telecom Argentina USA, a corporation organized under the laws of the State of Delaware, we focus mainly on wholesale long-distance international traffic, video and data services.

Telecom Argentina USA, routes the majority of its wholesale traffic through its own switching capabilities. In 2016, Telecom Argentina USA, continued operating a Node of high-definition video in Miami, thus extending the Telecom video matrix to the international market.

Network and Equipment

The network strategy focuses on medium and long-term guidelines in line with technological developments, the demand for new services and the customer experience. In that sense, the “core network” seeks to provide the capacity, improve the closeness and increase the availability of our services toward to the end user, together with the standardization of protocols and network architectures, allowing for us to reduce the related operating costs and operate more efficiently.

In access networks, our strategy is based on continuing to meet the growing bandwidth needs that require the services requested by our customers, mainly Internet access to Multimedia content and video. The increased deployment of fiber optic infrastructure for access to different architectures and technologies continued, optimized according to demands and geographic areas. On the other hand, progress was achieved with enhancements of capacity and the inclusion of new POPs of

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content, providing a better user-experience when it comes to accessing the network and, in particular, OTT services.

Personal Mobile Services and Núcleo Mobile Services

We provide mobile services through our subsidiaries in Argentina and Paraguay.

Mobile Telecommunication Services in Argentina—Personal

The market for mobile telecommunications services in Argentina is characterized by intense competition. Operators are generally free from regulation to determine the pricing of services. There are currently three mobile operators offering nationwide service. According to the statistics published by the national telecommunications regulatory agency (ENACOM), the penetration of mobile service in Argentina has increased from approximately 138.9% of the population in 2014, to approximately 141.9% in 2015 and to approximately 142.4% in the first half of 2016. This information regarding penetration of mobile service is an estimate, based on demographic data form 2010 national census as there are no official statistics published in Argentina, and only considers lines serviced by the three operators providing nationwide mobile telecommunications services (i.e., it does not include Nextel providing trunking telephony and other telecommunication services in Buenos Aires and cities in the interior).

Service providers in Argentina are making significant capital expenditures in new network infrastructure for the enhancement and deployment of 3G and 4G technology, which allows for the higher transmission speeds required for Value Added Services such as data transfer, video calling and Internet browsing.

Our mobile telecommunications services in Argentina are provided through our subsidiary, Personal. We provide mobile services on the 850 MHz and 1,900 MHz, through GSM and 3G technology (by STM/SRMC y PCS networks). In addition, since December 2014, Personal has offered LTE technology service (by SCMA network) through the frequency bands awarded to Personal in 2014 and 2015 (1730-1745 MHz; 2130-2145; 713-723 MHz and 768-778 MHz). See “—Regulatory and Legal Framework—Regulatory Framework—Spectrum.”

a)             Residential and Business Customers

We offer to Personal subscribers a variety of flexible pricing options for mobile services. These options include prepaid, post-paid and mixed (“Abono Fijo”) plans.

Prepaid Plans. Under prepaid plans, subscribers pay in advance for their services, using prepaid credit. Since there are no monthly bills, prepaid plans allow subscribers to communicate with maximum flexibility while maintaining control over their consumption. Prepaid credit can be purchased through prepaid cards or virtual credit on Personal’s website, by phone, at ATMs and drugstores, or through authorized agents. This credit allows subscribers to use data to browse on the Internet, make and receive local, national and international calls and buy multimedia content.

Personal offers a variety of “packs” which enable customers to use the abovementioned services at a lower price. These packs may include a fixed amount of minutes to make national or international calls, SMS, a daily quota of megabytes to access the Internet during 1, 7 or 30 days or different combinations of these services.

In addition, customers can buy multimedia contents, or subscriptions to these contents, in order to receive them periodically.

Prepaid customers can access different benefits according to their monthly credit charges, such as days of free Whatsapp access, credit gifts, and two telephone numbers to communicate for free, one for calls and the other for SMS.

Post-Paid Plans. Under post-paid plans, a subscriber pays a monthly fee, plus charges for additional services not included in its plan. According to Personal’s current offer, most of the plans include a quota of megabytes for browsing Internet, unbounded airtime for on-net calls and SMS. Some plans include an amount of free seconds for off net calls. Once the free seconds have been used, they can continue using the mobile service at a set price per second. They can also buy packs of additional megabytes to continue browsing Internet after they have consumed the megabytes included in the monthly fee. The charges for additional airtime, megabytes or multimedia contents, will

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be added to the next month’s bill. The plans offer Personal digital invoicing, enabling subscribers to view, download and print their invoices from the web.

Under post-paid plans, we also offer M2M plans, based on the “Internet of Things” (IoT) concept, which refers to the digital interconnection of everyday objects with the Internet, and are specially focused on customers of the business segment. These plans include solutions such as geolocation and fleet monitoring, refrigeration control, information security solutions, sales management solutions, and cloud solutions for information storage and protection, among others.

Abono Fijo. Under the “Abono Fijo” plans, a subscriber pays a set monthly bill. Like in post-paid plans, most of these plans include a quota of megabytes for browsing in the Internet, unbounded airtime for on-net calls, SMS and a fixed amount of credit that can be used to buy packs or multimedia contents. Once the free seconds have been used or Internet quota has been met, the subscriber can obtain additional credit by recharging its line through the prepaid system. With this new credit, customers can buy packs of 100 MB, 500 MB or 1 GB to continue browsing Internet or packs of seconds for off net calls. The plans offer Personal digital invoicing, enabling subscribers to view, download and print their invoices from the web.

The following table presents information regarding Personal’s post-paid, prepaid, “Abono Fijo” and Mobile Internet dongle subscribers bases for the periods indicated:

	As of December 31,
	2016	% of Total	2015	% of Total	2014	% of Total
Mobile subscribers:
Prepaid (1)	13,007,221	66.7	13,187,958	67.1	13,262,265	67.7
Post-paid (2)	2,159,797	11.1	2,134,376	10.9	2,155,258	11.0
“Abono Fijo” (2)	4,248,050	21.8	4,216,519	21.4	3,993,349	20.4
Mobile Internet dongles	98,906	0.4	117,802	0.6	174,711	0.9
Total	19,513,974	100.0	19,656,655	100.0	19,585,583	100.0

(1)         Lines with at least one recharge in the last thirteen months as of December 31 of each year.

(2)         Lines with payment modality through the billing to the customer.

New products and services. In 2016, Personal continued boosting its strategy with a customer-centric approach based on the concept “Hagamos que todo suceda” (Let’s make it all happen). This concept stands for Personal placing technology at the center of relationships, allowing interaction to take place as something real that is beyond the virtual scope.

The loyalty program Club Personal continued throughout 2016 providing important benefits, such as discounts on gastronomy, shows, shopping, leisure and tourism, and the possibility of exchanging accumulated points for consumption, to maintain the satisfaction of the members and incorporate new ones. Club Personal is one of the most important benefit programs in the country with more than 4.4 million members.

Finally, Personal continued its strategy of repositioning its brand by holding the 12th annual Personal Fest, one of the most important international music festival in Buenos Aires, and also its summer edition in five of the major cities of Argentina.

Personal’s ARPU was approximately P$112.3 per month for 2016 and P$91.5 per month for 2015.

b)             Wholesale

International Business: During 2016, Personal continued to strengthen its position in the international roaming services market, expanding 3G and 4G LTE agreements, in order to provide a better user’s experience to its subscribers.

Personal entered into five (5) GPRS and 13 3G agreements during 2016, reaching an overall total of 366 commercial agreements of international roaming, which provide service in more than 166 countries.

Personal has increased its voice and data roaming destinations, through the implementation of new agreements under “CAMEL” standard (“Customized Applications for Mobile networks Enhanced Logic”), which expand the roaming services for pre-paid subscribers of other carriers that use our network.

Also, Personal enhanced destination’s coverage reached by the International SMS service adding a third SMS Hub, which will enable greater flexibility and reliability of the service.

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In order to improve the customer’s roaming service experience, Personal has launched nine LTE agreements in the modality “Outbound” (4G services for our foreign customers). These agreements allowed customers to use a higher Internet navigation speed, especially at “La Copa América Centenario USA 2016” and the “Rio 2016 Olympic Games”, both major international sports events in 2016.

Domestic Business: The main national wholesale revenues are composed by TLRD, CPP, and to a lesser extent, national roaming sold to other operators in connection with the use of Personal’s network, as well as by leasing of infrastructure sites.

During 2016, Personal continued to strengthen its relationship with operators and telecommunication services providers, cooperative’s federations, and clearing house services suppliers, renewing the existing contracts or entered into new ones.

Personal also signed new agreements with cooperatives for installing new cell sites in their local area with the purpose of achieving or improving the mobile coverage in their influence areas and in accordance with the Company’s deployment plan.

Personal expanded agreements to contract resources and facilities of other operators (data links, interconnection resources, origination, termination, and transport minutes, conventional and non-conventional site leases and domestic roaming) that contributed to continue the mobile network development and its 4G evolution improving the offer to customers.

Personal’s Network and Equipment

In 2016, the Company continued with the strategy of improving the coverage and capacity of the mobile access network. To that end, an important deployment plan for 4G (LTE) technology was held that has synergistically continued the modernization of the 2G/3G network using the new spectrum acquired in the auction process carried out in 2014. This deployment essentially allows increasing Internet access speed, thus improving customers’ user experience, in particular their experience related to accessing Multimedia content.

From the beginning of their deployment, the 700 MHz band where there is no interference, and 1,700/2,100 MHz bands, were enabled at the same time allowing the optimal use of both spectrums through the “carrier aggregation” functionality (functionality that enables adding carriers to increase bandwidth). In accordance with the abovementioned, the capacity of existing sites continued to increase after the activation of the reassigned spectrum of the 2G network and the new PCS/SRMC spectrum acquired in the auction process of 2014.

In addition, the plan to increase the number of base stations linked through optic fiber and full IP connectivity continued, aimed at ensuring the availability of bandwidth for current and future needs.

To strengthen the use of new frequency bands, Personal has continued selling 4G smartphones to new and existing clients with the aim to promote a faster adoption of the new technology. As of December 31, 2016 the customers using 4G handsets were approximately 5.5 million.

Finally, the start-up and migration of the Core Mobile platform on a virtual infrastructure were initiated. This new platform includes the migration of all the existing features of the current core and adds features in the IMS (Internet Map System) architecture, oriented toward the convergence and evolution of services such as VoLTE (Voice over LTE), VoWiFi (Voice-over-WiFi), etc.

Mobile Telecommunications Services in Paraguay—Núcleo

We provide nationwide mobile telecommunications services in Paraguay through our subsidiary, Núcleo, under the commercial name of “Personal.” Núcleo is 67.5% owned by Personal and 32.5% owned by ABC Telecomunicaciones S.A., a Paraguayan corporation. Núcleo has been granted licenses to provide commercial mobile services, Internet access and videoconference and data transmission services in Paraguay.

At the end of 2015, Núcleo decided to launch LTE services on its available 1,900 MHz frequency bands, implementing an aggressive investment plan for the deployment of the new technology. See—“Núcleo’s Network and Equipment.”

The communication strategy of Núcleo in 2016 for post-paid customers was an aggressive proposal that enabled us to increase the capture of customers, to ensure base loyalty and to boost data use. As of the second quarter, the strategic focus for prepaid customers was based on the growth of 0-30 customers (customers that regularly recharge within the last 30 days) and on the recharge

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processes. With these objectives in mind, tactical actions for the customer base were implemented, with segmented campaigns, new recharge services, special Packs by cell and geographic area and additional benefits with recharges, among others.

In order to further enhance the penetration of 4G smartphones, Núcleo strengthened smartphone benefits by holding two “Smart” fairs, one in October 2016 and one in December 2016. It also launched new smartphone signing-financing alliances with two financial institutions.

In relation to the SVA, a promotional platform was implemented to increase “engagement” of customers who participate in promotions via SMS, consequently improving the participation of SVA in prices and sales.

Finally, with respect to brand and institutional campaigns, as of the second quarter of 2016, the focus on communication was the dissemination of the new brand purpose “Hagamos que todo suceda.” Núcleo launched a new campaign to convey the way in which the company seeks to improve people’s lives through technology.

Envíos, Núcleo’s subsidiary, is engaged in the provision of mobile financial services in Paraguay. Envíos commenced its operations in January 2015 but has not had significant result of operations for the Group in 2016.

Additionally, on October 4, 2016, Núcleo’s Board of Directors authorized the execution of the shares purchase option that TU VES S.A (Chile) granted to Núcleo in order to acquire the controlling interest in Tuves. Tuves is a company engaged in the broadcasting supplied by subscription. On October 6, 2016 Tuves’ shareholders accepted Núcleo’s proposal for executing the shares purchase option (70% Tuves’ total capital), which was approved by the Comisión Nacional de Telecomunicaciones (“CONATEL”) on April 21, 2017.

Núcleo’s Network and Equipment

In December, 2015 Núcleo decided not to participate in the auction of the license for the supply of mobile telephone services, Internet access and data transmission in the 1,700/2,100 MHz (4G - LTE) frequency bands in the Republic of Paraguay, because it assessed more convenient launching 4G services in its available 1,900 MHz frequency bands where it has vacancy. As a result, during 2016 Núcleo implemented an aggressive investment plan for the deployment of the new technology, thus enhancing its LTE capacity and coverage in Paraguay. As of December 31, 2016, 610 LTE Nodes that provide coverage to 67 locations throughout Paraguay were installed.

In addition, Núcleo has continued its “Dream 2” project for the modernization of the access network after the swap or replacement of 180 sites in the mobile network. Additionally, Núcleo has expanded and improved the quality and capacity of its network, setting into operation 118 new cell sites in Paraguay (an increase of 12% of the total amount of its mobile network) in order to absorb the data traffic growth. Also, as part of the “Dream 2” project, the expansion of the Packet Core PS (“Packet Switch’“) was carried out

With respect to growing its transport network, Núcleo expanded its coverage of FFTH Gigabit-capable Passive Optical Network (“GPON”) network, aimed at providing Internet access services to the corporate segment.

Moreover, Núcleo has successfully completed the exchange process across the DWDM network replacing the existing hardware and, thus, successfully obtaining equipment with increased capacity and processing speeds that are able to support the demand for increased data traffic.

In addition, in order to strengthen the use of data through 4G technology, Núcleo promoted the selling of 4G smartphones to post-paid customers.

Competition

Fixed Services

Basic Telephony and International Long-Distance Services. Before November 1999, Telecom Argentina held an exclusive license to provide Basic Telephone Services to the Northern Region. The Argentine telecommunications market has been open to full competition since November 2000. As of the date of this Annual Report, the main licensees providing local and/or fixed long-distance telephone

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service are Telmex, AMX Argentina (commercially known as Claro), Level 3 Argentina (commercially known as “Level 3 Communication” formerly “Global Crossing”), IPlan, Telecentro, Telefónica (principally in the Southern Region) and Telecom Argentina (principally in the Northern Region). Telefónica has the dominant market share for provision of telecommunications service in the Southern Region. Accordingly, if economic conditions in Argentina improve and competitors increase their presence in the Northern Region, Telecom Argentina expects that it will face additional pressure on the prices it charges for its services and experience limited loss in market share in the Northern Region.

Internet and Data Services. We face nationwide competition in the Internet service market in Argentina from Telefónica, Gigared, Cablevisión (Fibertel) and Telecentro (providing a triple-play offer), among others. Our data services business faces competition from Telefónica, AMX Argentina (commercially known as Claro), and from several providers of niche data services such as Level 3 Argentina, IPlan and others.

Mobile Telecommunications Services

Mobile Telecommunications Services in Argentina. The mobile telecommunications market in Argentina has been open to competition since 1993 and was expanded to include PCS services in 1999. In addition, GSM technology has created intense competition for subscribers among the various service providers, including giving rise to severe pricing pressure, significant handset subsidies and increased sales incentives provided to dealers. The introduction of 3G technology since May 2008 and of 4G technology since 2014 has allowed operators to focus competition on Value Added Services.

Currently, there are three operators providing nationwide mobile telecommunications services. These three operators are Personal, Telefónica Móviles Argentina and América Móvil. Nextel competes on a limited level, offering trunking telephony services in Buenos Aires and selected cities in the interior, in addition to offering mobile telecommunication services in those cities.

América Móvil, operating in Argentina under the trade name “Claro” (formerly CTI), is the country’s largest mobile operators in terms of number of subscribers and has provided STM cellular services in the Northern and Southern Regions outside of the AMBA since 1994 through the 850 MHz band (25 MHz in each region). Claro also holds a non-expiring license of 40 MHz license for its PCS services in the AMBA and a 20 MHz license for PCS in each of the Northern and Southern Regions. In addition, as a result of the Spectrum Public Auction, Claro was awarded the 15 year-term PCS frequency bands 1,867.5-1,870 MHz and 1,947.5-1,950 MHz for the Southern Region, 1,892.5- 1,895 MHz and 1,972.5-1,975 MHz for the Northern Region and 1,870-1,875 MHz and 1,950-1,955 MHz for the AMBA and SCMA frequency bands 1,720-1,730 MHz and 2,120-2,130 MHz, while the SCMA 723-738 MHz and 778-793 MHz have been awarded in 2015.

Telefónica Móviles, operating in Argentina under the trade name “Movistar,” is another of the largest mobile operators in Argentina in terms of number of subscribers. Movistar is the result of Telefónica’s merger of Unifón and Movicom in 2005. Movistar operates in the AMBA through the non-expiring license of 850 MHz band with a total of 30 MHz, and a total of 20 MHz for PCS. It also holds a total of 50 MHz for its PCS licenses for the Northern Region, and a total of 25 MHz for its PCS license in the Southern Region. This Southern Region is Unifon’s original service area, where it also holds a 25 MHz license for STM. In addition, as a result of the Spectrum Public Auction, Movistar was awarded the 15 year-term SCMA frequency bands 1,710-1,720 MHz, 2,110-2,120 MHz, while the 703-713 MHz and 758-768 MHz have been awarded in 2015.

Meanwhile Personal holds a non-expiring license to provide mobile telephony services (STM) in the Northern Region of Argentina holding 25MHz in 850MHz frequency bands, and licenses to provide data transmission and VAS throughout the country, as well as registration for national and international long-distance services. In addition, Personal holds non-expiring licenses to provide mobile radio communication services (SRMC), holding 12,5MHz in 850MHz frequency bands in AMBA, and non-expiring licenses to provide PCS services nationwide. To provide PCS Personal holds 30MHz in 1900 frequency band in the AMBA, 20 MHz in the Northern Region, and 40 MHz in the Southern Region.

As a result of the Spectrum Public Auction, Personal was awarded additional frequency bands 830,25-834 MHz and 875,25-879 MHz for SRMC in AMBA (7,5MHz), and PCS frequency bands in 1890-1892,5 MHz and 1970-1972,5 MHz in the Northern Region (5 MHz) and 1862,5-1867,5 MHz and 1942,5-1947,5 MHz in the Southern Region (10MHz). Personal was also awarded 30 MHz for SCMA in 1730-1745 MHz and 2130-2145 MHz frequency bands, and the SCMA bands 713-723 MHz and

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768-778 MHz have been awarded in 2015. All these frequencies were awarded for the term of 15 years. According with Decree No. 1,340/16 the term of authorizations for the use of all frequencies that make up Lot 8 for the provision of SCMA, as well as the corresponding deployment obligations, shall be computed since the effective migration of services currently operating in these bands in the scope of Area II, defined according to the provisions of Decree No. 1,461/93 and its amendments.

Nextel Argentina provides trunking telephony and other telecommunications services in Buenos Aires and cities in the provinces of Argentina. Nextel Argentina’s service currently focuses on business subscribers in the main cities of Argentina.

On March 7, 2017, through Resolution No. 1,299-E/17 ENACOM approved the Refarming Project with financial compensation and shared use of frequencies (the “Project”) to Nextel Communications Argentina SRL (“Nextel”), to provide the SCMA (according with ENACOM Resolution No. 171/17), granting this company the registration for the provision of such service, and authorizing it to use frequencies in 900 MHz band and 2.6 GHz, and subject to certain conditions, the use of 700 MHz band for the provision of SCMA. The contract establishing the conditions of the Project has not been approved, nor published by ENACOM as of the date of this Annual Report.

Prior to the provision of the SCMA, Nextel should return the radioelectric spectrum in the localities and areas stated in the Project and should constitute a guarantee in favor of the ENACOM at its satisfaction, under the terms, conditions, goals, commitments and other matters related to the provision of SCMA. See “—Regulatory and Legal Framework—Regulatory Framework—New Developments for fiscal year 2016.”

On May 5, 2016, the Ministry of Communications issued Resolution No. 38/16 approving the new Regulation of Virtual Mobile Operators (“VMO”), thus allowing the entrance of new competitors.

The acquisition and retention of high-value customers continues to be a key factor to Personal’s strategy, which is focused on maintaining customer’s consumption through the launch of new products and services that enable retention of existing customers.

Further, see “—Regulatory and Legal Framework—Regulatory Framework—Licenses granted as of December 31, 2016” below for additional details on Personal’s license.

Mobile Telecommunications Services in Paraguay. Currently, there are four participants in the mobile telecommunications services market in Paraguay. As of December 31, 2016, Núcleo’s major competitor was Tigo (a Millicom International Cellular subsidiary). The operators provide services through 2G, 3G and 4G technology. The Paraguayan market is highly competitive, where Tigo holds a great portion of the market (more than 65% of market share, in terms of revenues). In addition, in August 2012, Tigo acquired the major TV cable operator -which in turn held a portion of the 2,600 MHz band available for 4G services-, thus widening its business and strengthening its position in the industry. In 2015, the governmental authorities called for an auction for the awarding of additional frequency bands to provide 4G services throughout Paraguay, but after assessing the auction’s terms and conditions, Núcleo decided not to participate in the auction process. As a result of the auction Claro and Tigo were awarded with 30 MHz in the 1,700/2,100 MHz frequency bands.

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REGULATORY AND LEGAL FRAMEWORK

REGULATORY FRAMEWORK

Regulatory Authority

Telecom Argentina and its domestic subsidiaries are regulated by a set of rules and regulations that comprise the regulatory framework of the telecommunication sector in Argentina.

Until the issuance of Law No. 27,078, the LAD, which was published in the Official Gazette on December 19, 2014 and has been in force since its publication, the telecommunication services provided by Telecom Argentina and its domestic subsidiaries were regulated by the CNC, a decentralized agency within the scope of the SC, which was also under the scope of the Ministry of Federal Planning, Public Investment and Services. (See “—Law No. 27,078—Argentine Digital Law” below).

The LAD created the Federal Authority of Information and Communication Technologies (“AFTIC”), as a decentralized and autonomous agency within the scope of the National Executive Power (PEN), which would act as the Regulatory Authority of the LAD and would replace, for all purposes, of the SC and the CNC.

The LAD conferred the AFTIC the regulation, control, supervision and verification functions concerning Information and Communication Technologies (“ICT”) in general, and in particular of the telecommunications, postal service and all those matters integrated to its field in accordance with the provisions of the LAD.

By the end of December 2015, the PEN issued the Decree of Need and Urgency (“Decreto de Necesidad y Urgencia” or hereinafter the “DNU”) No. 267/15 published in the Official Gazette on January 4, 2016. The DNU substantially amends Law No. 26,522 (Audiovisual Communication Services — “SCA”) and Law No. 27,078 (LAD) and also creates the National Communications Agency (“ENACOM”) as a new Regulatory Authority of those laws. The ENACOM replaces the AFTIC and AFSCA (“Federal Authority of Audiovisual Communication Services”). This new Authority acts as an autonomous agency within the scope of the Ministry of Communications. See “—Decree No. 267/15 - Amendments to the “LAD” below.

Additionally, Decree No. 13/15 creates the Ministry of Communications. The organizational structure of the Ministry was approved by Decree No. 268/15, issued on December 29, 2015 (published in the Official Gazette on January 4, 2016).

The Board of ENACOM is composed of a Chairman and three directors appointed by the PEN, as well as three directors appointed by the Bicameral Commission of Audiovisual Communication and ICT services. The quorum is met with the attendance of four members. No special eligibility conditions are established to be a member of the Board; the only limitation is the non-existence of incompatibilities, under the terms of Law No. 25,188 (“Public Ethic”). The ENACOM members can be removed directly and without cause by the PEN.

The ENACOM has started its operations on January 5, 2016 with the 4 directors appointed by the PEN through Decree No. 7/16, thus resulting in the constitution of the ENACOM as established by Article 23 of Decree No. 267/15.

Regulatory framework of the services provided by Telecom Argentina and its subsidiaries

Among the principal features of the regulatory framework governing the services provided by the Company and its domestic subsidiaries is worth mentioning:

•                  The LAD, as amended by Decree of Need and Urgency No. 267/15 and Decree No. 1,340/16;

•                  Law No. 19,798 remains in force only to the extent that it does not conflict with the provisions set out under the LAD;

•                  The Privatization Regulations;

•                  The Transfer Agreement;

•                  The Licenses for providing telecommunication services granted to Telecom Argentina and Telecom Personal through several regulations and the List of Conditions and their respective regulations;

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•                  The Customer Regulation of Mobile Communication Services and the SBT approved by SC Resolutions No. 490/97 and 10,059, respectively;

•                  A set of rules that state the payment of fees for the control, oversight and verification as well as the payment of radioelectric fees and rights;

•                  Regulations governing the CPP system;

•                  The Number portability regulation for the mobile services;

In addition, Law No. 27,078 states that Decree No. 764/00 and its amendments shall remain in force to the extent that it does not conflict with the provisions set out under the LAD, for the time required by the Regulatory Authority to draw up the regulations concerning the Licensing Framework for ICT Services, the Interconnection Regulation, the Universal Service Regulation and the Administration, Management and Control of the Spectrum Regulation. Also, the LAD states that Law No. 19,798 (“Ley Nacional de Telecomunicaciones” passed in 1972) and its amendments shall remain in force in respect of those regulations not opposing its provisions.

Núcleo, Personal’s Paraguayan subsidiary, is supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”) and its subsidiary Personal Envíos S.A. is supervised by the Banco Central de la República del Paraguay. Additionally, Telecom USA, Telecom Argentina’s subsidiary in the United States, is supervised by the Federal Communications Commission (the “FCC”).

Licenses granted as of December 31, 2016

To Telecom Argentina

As of December 31, 2016, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•                  Local fixed telephony;

•                  Public telephony;

•                  Domestic and international long-distance telephony;

•                  Domestic and international point-to-point link services;

•                  Domestic and international telex services;

•                  VAS, data transmission, videoconferencing and transportation of audio and video signals; and

•                  Internet access.

To Telecom Argentina’s subsidiaries

As of December 31, 2016, Telecom Argentina’s subsidiaries have been granted the following licenses:

•                  Personal has been granted a non-expiring license to provide mobile telecommunication services (STM) in the Northern Region of Argentina and data transmission and Value Added Services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services (SRMC) in the AMBA area, as well as a non-expiring license to provide PCS services throughout the country, and it is registered to provide national and international long-distance telephone services. Additionally, from November 2014 Personal has been granted a license to provide Mobile Advanced Communications Services (SCMA) for 15 years. According with Decree No. 1,340/16 the term of authorizations for the use of all frequencies that make up Lot 8 for the provision of SCMA, as well as the corresponding deployment obligations, shall be computed since the effective migration of services currently operating in these bands in the scope of Area II, defined according to the provisions of Decree No. 1,461/93 and its amendments. (See “—Spectrum” below).

•                  Núcleo, a company controlled by Personal, has been granted a license to provide mobile telecommunication services (STM and PCS) throughout Paraguay. In addition, Núcleo has been granted a license for the installation and provision of Internet and Data throughout Paraguay. All these licenses have been granted for renewable five-year periods.

•                  Personal Envíos, a company controlled by Núcleo, was authorized by the Central Bank of

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Paraguay to operate as an Electronic Payment Company (EMPE) through Resolution No. 6 issued on March 30, 2015, and its corporate purpose is restricted to such service.

Events of revocation of the Licenses

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•                  repeated interruption of all or a substantial portion of service;

•                  a modification of corporate purpose without prior approval of the Regulatory Bodies or change of domicile to a jurisdiction outside Argentina;

•                  the transfer of the license to third parties without prior approval of the Regulatory Bodies;

•                  the sale, encumbrance or transfer of assets which has the effect of reducing services supplied without the prior approval of the Regulatory Bodies;

•                  a reduction of ownership of Nortel in the capital stock of Telecom Argentina to less than 51%, or the reduction of ownership of Sofora in the capital stock with voting power of Nortel to less than 51%, in either case without prior approval of the Regulatory Bodies (as of December 31, 2016 all Nortel’s ordinary shares belong to Sofora);

•                  any transfer of shares resulting in a direct or indirect loss of control in Telecom Argentina which has not been executed ad referendum of the approval of the ENACOM and informed within 30 days following its completion (according to the provisions of article 8 of Decree No. 267/15); and

•                  the bankruptcy of Telecom Argentina.

If Telecom Argentina’s license is revoked, Nortel must transfer its interest in Telecom Argentina’s capital stock to the Regulatory Bodies, in trust for subsequent sale through public auction.

Once the sale of the shares to a new management group is performed, the Regulatory Bodies may renew the license of Telecom Argentina under the terms to be determined.

Personal’s licenses are revocable in case of non-compliance with certain obligations, including but not limited to:

•                  repeated interruptions of Personal’s services as set forth in the List of Conditions;

•                  any transfer of the license and/or the related rights and obligations, without the approval of the Regulatory Authority (according to the provision of article 8 of Decree No. 267/15);

•                  any encumbrance of the license;

•                  any voluntary insolvency proceedings or bankruptcy of Personal; and

•                  a liquidation or dissolution of Personal, without the prior approval of the Regulatory Authority.

According to the Auction Terms and Conditions for the awarding of frequency bands for SCMA (and some bands for SRMC and PCS), approved by SC Resolution No. 38/14, the authorization to use radio electric spectrum (as defined in the Auction) will be revocable under the following circumstances:

•                  repeated or persistent breaches of obligations related to quality indicators of services provided under the terms of the Regulation for the Quality of Telecommunications Services approved by SC Resolution No. 5/13 (See “—SC Resolution No. 5/13” below);

•                  repeated or persistent failure of infrastructure sharing obligations and the conditions set for automatic roaming agreements established in the Terms and Conditions;

•                  repeated or persistent failure of the coverage obligations set in Annex III of the Terms and Conditions;

•                  assignment, transfer, encumbrance, lease or sale to third parties of the authorization for the use of the awarded bands, without authorization of the Regulatory Authority.

Núcleo’s licenses are revocable mainly in the case of:

•                  repeated interruptions of the services;

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•                  any voluntary insolvency proceedings or bankruptcy of Núcleo; and

•                  non-compliance with certain service obligations.

According to the Resolution No. 6/14 of the Central Bank of Paraguay, Personal Envíos’ license to provide Electronic Payment services may be revoked by:

•                  insolvency proceedings or bankruptcy,

•                  sanctions imposed by the Central Bank of Paraguay, with prior administrative proceedings regarding the performance of operations that are forbidden by the legislation in force.

Law No. 27,078 — Argentine Digital Law

Among the most relevant contents in the LAD, which amended the regulatory framework in force as of December 19, 2014, as regards telecommunications are:

a)            the recognition as an essential and strategic public service of ICT as regards the use and access to the telecommunications networks, for and between licensees of ICT services (subsequently repealed by Article 22 of Decree No. 267/15);

b)            the rule on prices and rates establishing that the licensees of ICT services shall set their prices which shall have to be fair and reasonable, cover the exploitation costs and tend to the efficient supply and reasonable operation margin;

c)             the exemptions of taxes, establishing that tax exemptions or reductions, prices and encumbrances of ICT in general and in telecommunications in particular may be set on a precarious basis when the nature of certain activities so warrant;

d)            the amendments as regards Universal Service (See “—Universal Service Regulation” below);

e)             the asymmetric regulation as universalization tools towards the development of an effective competition; and

f)              a maximum period for granting each authorization or use of frequencies of the radioelectric spectrum must be established (section 28 in fine).

The LAD declared of public interest the development of ICT and its associated resources in order to establish and ensure complete neutrality of networks and to guarantee every user the right to access, use, send, receive or offer any content, application, service or protocol through Internet without any restrictions, discrimination, distinction, blocking, interference, obstruction or degradation.

The LAD set forth that the licensees of the ICT services may supply audiovisual communication services with the exception of those provided through satellite link, in which case, the corresponding license must be requested from the proper authority. Also, the LAD allowed ICT service licensees included in the restrictions of the Audiovisual Services Communications Law (among them, Telecom Argentina) to provide audiovisual communications services. Nevertheless, that regulation was partially amended by Decree No. 267/15 (see “—Decree No. 267/15—Amendments to the LAD” below).

According to the LAD provisions, Telecom Argentina amended its corporate purpose during 2015, which was approved by AFTIC Resolution No. 19/15. Further information is disclosed in “—Introduction—The Company” and in Note 1.a) to the Consolidated Financial Statements.

Also, the LAD established the framework for suppliers and licensees entering the audiovisual communication services market (among them, Telecom Argentina and its Argentine subsidiaries) setting forth that the Federal Authority of Audiovisual Communication Services (replaced by the ENACOM since Decree No. 267/15 enforcement) would determine the go-to-market conditions of audiovisual communication services for ICT suppliers and licensees. The LAD also stated a gradual implementation plan through the setting up of promotion areas for limited periods of time determined according to public interest, within which the ICT licensees with significant market power would not be able to provide audiovisual communication services.

It also set forth that the ICT service should be provided throughout the national territory, considered for that end as a unique area of exploitation and supply, and the modification of the interconnection schedule, imposing higher obligations to the operators and more rights to the Argentine government for the regulation in this sense of the wholesale market.

According to the LAD provisions, the SBT holds its status of public service (section 54), but with a

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different scope than the previous regulations provisions. It was defined as the national and international telephone voice service, through the local networks, notwithstanding the technology used for its transportation, provided that it complies with the objective of allowing its users to communicate with each other (section 6 paragraph c)). In addition, in section 90 of Title XI, it established that said definition, comprises the senses of the definition established in the Auction Terms and Conditions for the International Public Auction process for the Privatization of the Supply of the Telecommunications Service timely approved by Decree No. 62/90.

The LAD introduced substantial changes to the SU regulation established by Decree No. 558/08. Among its provisions the LAD creates a new SU Fund and provides that the investment contributions for the SU programs shall be managed through this fund, which assets, belong to the Federal Government (See “—Universal Service Regulation” below).

Law No. 19,798 Telecommunications Act (passed in 1972), as amended, continues in effect only with respect to those provisions that do not contradict the provisions of the new LAD (including, for example, Article 39 of Law No. 19,798 referred to exemption from all taxes on the use of soil, subsoil and airspace for telecommunications services).

The LAD also revoked Decree No. 764/00, as amended, but provisions of the decree that do not contradict the LAD will remain in effect during the time it takes to the Regulatory Authority to issue new licensing, interconnection services, universal service and spectrum regulations.

Decree No. 267/15 — Amendments to the “LAD”

On January 4, 2016, Decree No. 267/15 was issued, amending Law No. 26,522 (Audiovisual Communication Services) and Law No. 27,078 (LAD). As mentioned above, “ENACOM” was created as the Regulatory Authority applicable of these laws. However, many of its provisions were subsequently amended by Decree No. 1,340/16.

The main amendments to the LAD consist of:

•                   The incorporation of Broadcasting Services provided by subscription (physical or radio electric link, such as Cable TV) as an ICT service within the scope of the LAD, and excluding it from Law No. 26,522. Satellite Television Services will remain within the scope of Law No. 26,522. Furthermore, Decree No. 267/15 states that the ownership of a satellite television license provided by subscription is incompatible with having any other kind of ICT services license. Provision amended by Decree No. 1,340/16.

Broadcasting supplied by subscription licenses (such as Cable TV) issued before the application of Decree No. 267/15 will be considered for all purposes as in compliance with LAD upon the respective registration for such service provision. Furthermore, the Decree states a 10 years extension from January 1, 2016, for the use of frequency spectrum to radio electric link provided by subscription license holders.

Among the amendments that replaces Section 6 of the LAD is the incorporation of “video on demand service,” defined as a service offered by an ICT services supplier to provide access to software under demand on a catalogue basis. On January 7, 2016, the Company and Personal presented to ENACOM an application for the registration of “Video On Demand or On Demand Video Service”, describing the service characteristics which registration was requested. As of the date of this Annual Report, the ENACOM resolution is still pending.

Decree No.267/15 replaced the LAD’s article No. 94, and states that SBT suppliers, fixed telephony license holders within the scope of Decree No.264/98, and mobile telecommunication license holders within the scope of Decree No.1,461/93 are prohibited from providing Broadcasting under subscription services (defined as any form of communication, primarily one-way, for the transmission of signals to be received by a determinable public, either by physical or by radio connection, for example, video cable and IP TV services) until January 1, 2018 (this term can be extended by 1 additional year). Also, the Decree replaces article 95 of the LAD and provides several obligations for fixed telephony licensees granted by Decree No.264/98 and mobile services providers with licenses granted by Decree No.1,461/93, which choose to provide broadcasting under subscription services. This provision was subsequently amended by Decree No. 1,340/16.

In addition, shareholders of a 10% or more interest in companies that provide public services may not be holders of a Subscription Radio Record. However, this will not apply in the following cases: (i) non-profit companies to whom the national, provincial or municipal State has granted the license,

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concession or permission to provide a public service (such as telecommunications cooperatives); (ii) those mentioned in section 94 (including the Company and Personal) who will be only able to provide the service after the expiration of the period specified therein.

In addition, the Decree provides an advertising and opposition mechanism, in case of the existence of another provider of the same service in the same area when requesting it inclusion in the record, with intervention, in case of opposition, of the National Competition Defense Commission. Such procedure must not apply to non-profit companies who exclusively provide public ICT service.

•                   Section 28 of Decree No. 267/15 created, in the field of the Ministry of Communications, the “Commission for the Elaboration of the Draft Law for the Reform, Updating and Unification of Laws No. 26,522 and 27,078” (Comisión para la Elaboración del Proyecto de Ley de Reforma, Actualización y Unificación de las Leyes N° 26,522 y 27,078”). The Commission is responsible for the study of the reform of both laws under the principles set out herein.

On April 15, 2016, the Ministry of Communications through Resolution No. 9/16 provided that the Commission shall be composed by 6 members and 1 Secretary, who will perform their duties “ad honorem.” The Resolution also appointed its members. The Commission should submit a draft Law for the reform, updating and adaptation of a unified system of the Regulatory Framework Law for the Telecommunications and Audiovisual Communication Services in Argentina, within the following 180 calendar days from the date of its constitution.

Through Resolution No. 1,098-E/16 published on October 31, 2016, the Ministry of Communications extended for 180 days the deadline for the preparation of the draft reform of Laws No. 26,522 and 27,078. As of the date of issuance of this Annual Report, the elaboration of the draft reform of Laws No. 26,522 and 27,078 is still pending.

•                   Furthermore, the Decree provides that licenses transfers and interest transfers involving the loss of company control must be approved by ENACOM, stating a new procedure provided by section 8 of Decree No. 267/15. That licenses transfers and interest in licensees’ transfers will be considered ad referendum of ENACOM approval.

•                   Decree No. 267/15 repealed Section 15 and Section 48 (second paragraph) of the LAD. Therefore, the following provisions have no longer effect: (i) the condition of essential and strategic public services of ICT regarding the access to the telecommunications network for the “ICT services” license holders; and (ii) the Regulatory Authority power to regulate tariffs due to public interest reasons.

•                   On April 8, 2016, the Chamber of Representatives voted in favor of the validity of DNU No. 267/15. According to this, such Decree acquired the status of Law.

•                   The Decree also establishes several amendments to the Audiovisual Communications Services Law (SCA).

Company’s filings to Regulatory Authority

On June 18, 2014, Telecom Argentina made a filing before the SC requesting the adjustment of the SBT lines’ Connection Fee, in order to obtain an urgent restoration of the balance that must reasonably exist in the operative costs incurred for the provision of the public service under its charge, recomposing the Connection Fee in an equitable manner and pursuant to the legal provisions that govern the licenses granted to Telecom Argentina, taking into account that the revenues obtained for the installation of the SBT lines was much lower than the direct costs that Telecom Argentina incurred to connect new customers. In addition, Telecom Argentina requested that, until such adjustment takes place, such installations become excluded from the sanctioning regime provided by Decree No.1,185/90, Decree No.62/90, and SC Resolution No. 5/13.

On July 23, 2014, Telecom Argentina made a second filing before the SC pursuant to which it requested, among other matters: (i) an adjustment of the monthly basic charges of all the SBT categories set forth in the Tariffs General Structure; (ii) the determination of a social tariff; (iii) the adjustment of the telephonic pulse value; (iv) the adaptation of the international long distance tariff to the current value of the gold franc; and (v) the tariff deregulation of the commercial service category. In addition, and until such adjustments are made, Telecom Argentina also requested the SBT to be excluded from the sanctioning regime provided by Decrees Nos. 1,185/90 and No. 62/90, and SC Resolutions No.10,059/99 and No. 5/13. It is worth mentioning that such adjustments would have

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relevant effects on Telecom Argentina’s ability to finance the technological updating of its networks and infrastructure, which would finally result in the provision of better services to its customers.

Telecom Argentina has not received any answer related to the filing made before the SC.

Following these presentations, on December 19, 2014 the LAD (under Title (VI) “Prices, rates and levies”), established a general rule (Article 48) setting a new legal framework in this matter.

Under the provisions of Article 48 of the LAD, on April 16, 2015, Telecom Argentina made two presentations before the CNC through which it reported new installation prices for the “business, professional and government” segment (which were applied from April 23, 2015 and will be equal to P$690) and the new monthly prices for this segment (which were applied from July 15, 2015 and will be equal to P$77.28).The presentation was rejected by the CNC through a letter received on April 29, 2015, in which it requested that Telecom Argentina refrain from engaging in unilateral conduct, or it could otherwise face penalties under a sanctioning process.

Likewise, on June 2, 2015, Telecom Argentina informed the CNC of new price per minute for calls made by its customers to certain international destinations that became effective on October 15, 2015. Telecom Argentina also informed the CNC of the new prices applying for public telephony service in the Southern Region and new prices applying to the assisted call service, effective on July 1, 2015.

On June 16, 2015 Telecom Argentina was notified of the CNC GC Note No.364/15 through which the CNC urged Telecom Argentina to apply the effective maximum prices approved by the General Tariff Structure to international calls made to the mentioned countries according to the provisions of CNT Resolution No.127/91, as amended. The Company was also asked to refrain from engaging in unilateral conduct, or it could otherwise face penalties under a sanctioning process.

On May 27, 2015 and July 2, 2015, Telecom Argentina filed its defense of rights in response to both CNC letters.

However, on July 17, 2015, the AFTIC notified Telecom Argentina of the initiation of a sanction process related to a potential violation of the General Tariff Structure and of CNT Resolution No. 127/91, as amended, with respect to the increase of the installation charges prices and the monthly charges tariffs for the “business, professional and government” segment informed on April 16, 2015.

On August 11, 2015, Telecom Argentina filed before the AFTIC a discharge against the mentioned sanctioning process, which, as of the date of issuance of this Annual Report, is still pending of resolution. In the opinion of the Company’s legal counsel, there are solid legal arguments under the LAD that allow it to perform these price adjustments.

On February 1, 2016, Telecom Argentina informed the ENACOM, that effective May 15, 2016, the new rate of SBT for residential segment will be P$50 (plus VAT) and that the “Retired” customer’s category will have a discount of 50% on the mentioned new rate.

However, on March 11, 2016, Telecom Argentina informed the ENACOM that the new rate of SBT for the residential segment will be P$38 (plus VAT) since May 1st, 2016, in response to a collaboration request made by the Regulatory Authority taking into consideration the special circumstances of the current macroeconomic environment in Argentina.

Before implementing the mentioned price increase, Telecom Argentina has communicated the new rate to its affected customers.

On June 14, 2016, Personal informed ENACOM that, since August 15, 2016, the price of calls from fixed origin to mobile destination, regardless the time band, will be P$0.90 plus VAT per minute, applying a discount during the first 120 days, period in which the price will be P$0.66 plus VAT per minute.

Personal —through fixed operators— informed the changes of the mentioned prices to its affected subscribers.

On August 18, 2016, ENACOM summoned Personal to refrain from modifying the amounts established by SC Resolution No. 48/03. Personal filed its response on August 26, 2016, supporting its right to increase the price informed, which is fully in force.

As of the date of issuance of this Annual Report, ENACOM has not rejected the disclaimer presented by Personal.

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Decree No. 1,340/16 - Amendments to DNU No. 267/15

Decree No. 1,340/16 issued by PEN and published in the Official Gazette on January 2, 2017 provides the rules for achieving a greater convergence of networks and services under competitive conditions, promoting the deployment of next generation networks and the penetration of Broadband Internet access throughout the national territory, in accordance with the provisions of Laws No. 26,522 and 27,078. This Decree introduces some amendments to DNU No. 267/15, which has the status of Law.

Among the most relevant provisions, it establishes:

•                                           Fix the 15-year-term, as from the publication of the Decree, as differential condition in the terms provided by section 45 of Law No. 27.078, for the protection of last-mile fixed NGN networks for Broadband deployed by ICT licensees for Broadband regarding the regulations of open access to Broadband and infrastructure to be stated, notwithstanding the provisions of section 56 of said Law.

•                                           That the Ministry of Communications or ENACOM, as appropriate, shall establish the rules for the administration, management, and control of the radio spectrum, according to guidelines for the promotion of competition as follows:

a) the ENACOM, in a period not exceeding 6 months since the publication of the Decree, shall call for National and International Public Auction Process for the allocation of new frequency bands for the provision of mobile communications services, according to the service attributions following the recommendations of the International Telecommunication Union (ITU), to maximize and increase the radio resources assigned thereto;

b) for the purposes of the provisions of section 28 of Annex IV of Decree No. 764/00 and section 29 of Law No. 27,078, rules and procedures shall be adopted ensuring the reattribution of radio spectrum frequencies with economic compensation and shared use to frequencies previously allocated to other service and assigned to ICT or SCA providers who request to re-use them for the provision of mobile or fixed wireless services with LTE or higher technologies. To this effect, the Regulatory Authority shall impose coverage obligations and specific goals;

c) for the purposes of the provisions of sections 27 and 28 of Law No. 27,078 and section 2 subparagraphs c) and d) of Decree No. 798/16, the ENACOM shall have the power to assign radio spectrum frequencies on demand, establishing compensation, deployment and coverage obligations, within the corresponding deadlines, to: 1) current local or regional providers of ICT services in their service areas; and 2) current providers of MCS, on the terms provided in section 3 of Decree No. 798/16;

d) the term of authorizations for the use of frequencies of the SCMA, as well as the corresponding deployment obligations, shall be computed since the effective migration of services currently operating in these bands in the scope of Area II, defined according to the provisions of Decree No. 1,461/93 and its amendments (additional information on the impact on Personal is provided in Note 3.i) and Note 18.e) to the Consolidated Financial Statements as of December 31, 2016).

•                                           That Operators included in section 94 of the LAD (among them, Telecom Argentina and Personal), may register the Broadcasting Service by subscription, by physical or radio connection as of the enforcement of this Decree, setting January 1, 2018 as initial date for the provision of such service in the AMBA (and extended AMBA), and in the cities of Rosario (Santa Fe Province) and Córdoba (Córdoba Province). The Decree also provides that, for the rest of the country, the initial date for the provision of the services of these operators shall be determined by the ENACOM.

•                                           That ICT’s licensees and Satellite Link Subscription Broadcasting licensees, who as of December 29, 2016 simultaneously provided both services, may retain ownership of both types of licenses.

•                                           That ICT’s services providers carrying out joint service offerings, shall detail the price of each of them, including the breakdown of these values, and the discounts or benefits applied to each service or product of the aforementioned offer, not being able to subsume, under any condition, the hiring of any service to the hiring of another, so as to prevent the consumer from obtaining the service individually or separately.

•                                           That within 180 days of the Decree enforcement, the Ministry of Communications will establish the necessary guidelines for the creation of the “Public Protection, Defense and Security

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Operations Network” (Red de Protección Pública y Operaciones de Socorro, Defensa y Seguridad) under the terms of section 12 of Law No. 27,208 to secure suitable communications for public safety agencies.

•                                           That for the purposes of the provisions of section 92 of Law No. 27,078 and section 2, paragraph g) of Decree No. 798 issued on June 21, 2016, MINCOM shall ensure the following principles on interconnection matters:

a)        Until the interconnection prices determination systems provided by the National Interconnection Regulation are implemented, averages of regional Latin America prices shall be considered for similar functions and facilities, corrected by parameters which comply with the conditions of the sector, as determined by the Authority of Application;

b)       In accordance with section 46 of Law No. 27,078, the National Interconnection Regulation shall provide asymmetric interconnection rates for mobile services for a 3 years period from the effective service implementation, extendable for a maximum of 18 months.

c)         The National Interconnection Regulation shall provide rules concerning the automatic national roaming service, forcing mobile services providers, for a maximum period of 3 years, to make such service available to other providers in areas where they do not have their own network coverage.

The temporary limitation provided in the previous paragraph shall not be enforceable in those cases in which mobile services are provided by cooperatives and small and medium-sized companies with exclusively regional coverage.

Mobile service providers shall freely enter into agreements to secure, among other issues, technical, economic, operational and legal conditions. Such agreements may not be discriminatory or may not establish technical conditions that prevent, delay or obstruct interconnection services.

The National Interconnection Regulation will enable ENACOM to define reference prices for a maximum period of 3 years, taking into consideration the costs of the assets involved (subject to exploitation) and a reasonable return rate to ensure speed, neutrality, non-discrimination and competition between mobile service providers. Likewise, they shall not contain technical, interconnection, operational or other conditions that delay, obstruct or create barriers for the remaining mobile services providers to access the market.

As of the date of issuance of this Annual report, Telecom Argentina’s Management, with the assistance of its legal advisors, is evaluating the operational, business and financial implications of the provisions of the recently issued Decree No. 1,340/16, and its application together with Decree No. 267/15, in order to protect Telecom Argentina’s and its shareholder’s interests.

Universal Service Regulation

Decree No. 764/00

Law No. 27,078 states that Decree No. 764/00 and its amendments shall remain in full force to the extent that the provisions of such Decree do not conflict with the law until the Regulatory Bodies have drawn up the regulations concerning the Licensing Framework for ICT Services.

With respect to Universal Service Regulation, Annex III of Decree No. 764/00 required entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the Universal Service Fiduciary Fund (the “SU Fund”). The regulation adopted a “pay or play” mechanism for compliance with the mandatory contribution to the SU Fund. The regulation also established the exemption to contribute to the FSU in the following events: (i) for local services provided in areas with teledensity lower than 15%, and ii) when certain conditions exists in connection with a formula which combines the foregone revenues and the market share of other operators than Telecom Argentina and Telefónica who provide local telephony. Additionally, the regulation created a committee responsible for the administration of the SU Fund and the development of specific SU programs.

On June 8, 2007, the SC issued Resolution No. 80/07 which stipulated that until the SU Fund was effectively implemented, telecommunication service providers, such as Telecom Argentina and Personal, were required to deposit any contributions accrued since the issuance of such Resolution into a special individual account held in their name at Banco de la Nación Argentina. CNC Resolution No. 2,713/07, issued in August 2007, established how these contributions are to be calculated.

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SU Regulation established by Decree No. 558/08

Decree No. 558/08, published on April 4, 2008, introduced certain changes to the SU Fund regime, replacing the Annex III of the Decree No. 764/00. Decree No. 558/08 established that the SC would assess the value of service providers’ direct program contributions in compliance with obligations promulgated by Decree No. 764/00. It would also determine the level of funding required in the SU Fund for programs pending implementation. In the same manner, in order to guarantee the continuity of certain projects, the SC was given the choice to consider as SU contributions certain other undertakings made by telecommunication services providers and compensate providers for these undertakings.

In defining “Universal Service,” the new regulation established two categories: (a) geographical areas with uncovered or unsatisfied needs and (b) customer groups with unsatisfied needs. It also determined that the SC would have exclusive responsibility for the issuance of general and specific resolutions regarding the new regulation, as well as for its interpretation and application.

It also established that the SC would review SU programs which were established under the previous regulation, guaranteeing the continuity of those already being administered and implementing those that had been under review. The financing of SU ongoing programs which were recognized as such were determined by the SC, whereas telecommunications providers appointed to participate in future SU Programs were selected by competitive auction.

The Decree required Telecom Argentina and Telefónica to extend the coverage of their fixed line networks, within their respective original region of activity, within 60 months from the effective date of publication of the Decree.

The Decree required telecommunications service providers to contribute 1% of their revenues (from telecommunication services, net of taxes) to the SU Fund and kept the “pay or play” mechanism for compliance with the mandatory monthly contribution to the SU Fund or, to claim the corresponding receivable, as the case may be.

Providers of telecommunications services should rely on the advice of a Technical Committee made up of seven members (two members should be appointed by the SC, one member should be appointed by the CNC, three members should be appointed by the telecommunication services providers — two of which should be appointed by Telecom Argentina and Telefónica and one by the rest of the providers — and another member had to be appointed by independent local operators). This Technical Committee was informed by the SC of the programs to be financed and was responsible for managing and controlling the SU Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive auction and adjudication of new SU programs, with the prior approval by the SC.

The Technical Committee was created. Additionally, telecommunications service providers sent the proposed Fiduciary agreement to the SC. The SC approved it in January 2009 through Resolution No. 7/09.

On December 9, 2008, the SC issued Resolution No. 405/08 which was objected by the Company and Personal. These objections were resolved by the SC through its Resolution No. 154/10.

On April 4, 2009, by means of SC Resolution No. 88/09, the SC created a program denominated “Telephony and Internet for towns without provision of Basic Telephone Services” that will be subsidized with funds from the SU Fund. The program sought to provide local telephony, domestic long-distance, international long-distance and Internet in towns that did not provide basic telephone services. The proposed projects approved by the SC would be sent to the Technical Committee of the SU Fund so that availability of funds can be evaluated and they can be included in an auction process provided for in Decree No. 558/08.

On December 1, 2010, the SC issued Resolutions No. 147/10 and 148/10, approving “Internet for educational institutions” and “Internet for public libraries” programs, respectively. These programs aimed to reclaim the Broadband service to state-run educational institutions and public libraries, respectively, and were implemented through the use of the SU Fund resources. Telecom Argentina was awarded with the “Internet for educational institutions” program and is finishing the last project facilities, reaching 1,540 schools. This program represents a billing to the SU Fund of approximately P$5 million per year for a period of 5 years. On the other hand, the auction “Internet for public libraries” program was cancelled by the Regulatory Authority for its redefinition. During 2012, the auction “Telephony and Internet for towns without provision of Basic Telephone Service” took place according

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to Resolution No. 88/09, which involved the service provision in 430 locations. Personal presented its offer to the auction. As of the date of this Annual Report, the auction is pending of definition.

On November 11, 2010, the SC issued Resolution No. 154/10 adopted the methodology for the deposit of the SU contributions to the trustee’s escrow account. The Resolution included several provisions related to the determination of the contributions that correspond to the periods before and after Decree No. 558/08 was issued. It also provided that until the SC determined the existence of programs, the amounts that would correspond to their implementation would be discounted by the telecommunication providers when determining their contribution to the SU Fund. If completed the verification from the SC there were unrecognized amounts, they should be contributed into the SU Fund or for the development of new works of the SU, with the approval of the SC.

On December 30, 2010, the trustee notified Telecom Argentina and Personal the trustee’s escrow account number in which they should deposit the SU contributions under the provisions of SC Resolution No. 154/10.

Amendments of the LAD to the SU Regulation

In December 2014, the LAD introduced substantial modifications to the SU regulations pursuant to Decree No. 558/08. Among its provisions the LAD establishes the creation of a new SU Fund and the fact that the investment contributions corresponding to the SU programs be managed through said fund, whose assets shall belong to the National Government.

The licensees of ICT Services (among them, Telecom Argentina and Personal) are obliged to make investment contributions to the SU Fund equivalent to one per cent (1%) of the total accrued revenues for the provision of the ICT Services included in the scope of application of the law, net of imposed taxes and charges. The investment contribution shall not be transferred to the users whatsoever. In turn, the Regulatory Authority may dispose, once the SU objectives are reached, the total or partial, permanent or temporary exemption, of the obligation to perform said investment contributions.

This law also establishes that by virtue of that set forth by Sections 11.1 and 11.2 of the Management Trust Agreement of the SU Fund of Decree No. 558/08, the resources therein foreseen in section 8 of Annex III of Decree No. 764/00 and its amendments shall be integrated to the SU Fund created by the LAD in the conditions determined by the Regulatory Authority.

The SU Funds shall be applied by means of specific programs. Its content and the corresponding awarding mechanisms shall be defined by the Regulatory Authority who may entrust the execution of these plans directly to the entities included in article 8, paragraph b), of Law No. 24,156, or, complying with the selection mechanisms that may correspond, respecting publication and competition principles, to other entities.

On September 10, 2015 Telecom Argentina and Personal filed before the AFTIC their respective SU contribution affidavits corresponding to the revenues recorded in July 2015, clarifying that these presentations were made with the understanding that the operational rules related to the SU Fund contribution, regulated by Decree No. 558/08 and related provisions, are in force. Additionally, Personal proceeded to deposit the corresponding contribution in the new SU Fund account reported through the Official Notice published by the AFTIC.

In its filings, Telecom Argentina and Personal had stated that the filing of the affidavits and, in the case of Personal, the deposit did not imply explicit or implicit consent of the regulations issued by the LAD and expressly reserved their rights in relation to the unconstitutionality of the provisions set forth in articles 21, 22, 91 and related provisions of said law, as well as the claim of any rights arising from the acknowledgement of this argument.

As of the date of this Annual Report, Personal has not received any response to its filings.

ENACOM Resolution No. 2,642/16 approved the new SU Regulation, which was published on May 31, 2016.

The new regulation retains the obligation of contributing 1% of total income related to the provision of ICT services net of taxes and fees, anticipating the possibility of granting exemptions, in which case the subjects liable for payment, must comply with the obligations established by the Regulatory Authority.

In accordance with ENACOM Resolution No. 6,981-E/16 issued on October 19, 2016, the FFSU

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and the FFSU Investment Contribution Settlement and Interest Report forms were approved and are in force since January 1, 2017, being operationally implemented since March 2017. The new affidavit form does not contemplate any item for the deductions regarding programs provided by Telecom Argentina in the “play” mode of the SU. Telecom Argentina and Personal made an administrative recourse to the Regulatory Authority exposing the need to introduce amendments to the forms in order to continue deducting the SU services that both companies are providing. At the time Resolution No. 6,981-E/16 had come into force, Telecom Argentina and Personal filed the respective affidavits including a special caption for the deductions corresponding to the “play” mode.

ENACOM Resolution No. 8,770-E/16, issued on December 19, 2016, amends section 21 of the RGSU (General Regulation of the Universal Service), providing that programs developed in accordance with sections 19 and 20 of the Regulation will be awarded by Resolution of the ENACOM Board of Directors through any of the following mechanisms, as proposed by the Chairman of the ENACOM Board of Directors:

a) Direct implementation of the programs to entities included in section 8 paragraphs b) of Law No. 24,156, or

b) Public or private, national or international, single or multiple-stage auction or offering.

Priority will be given to projects to be developed in those municipalities that have adopted the regulations proposed in the code of good practices for the deployment of mobile communications networks developed by Argentine Federation of Municipalities and the Operators of Mobile Communications and supported by the former SC of the former Ministry of Federal Planning, Public Investment and Services on August 20, 2009 or those contemplating regulations of similar characteristics.

ENACOM Resolution No. 1,035-E/2017, issued on February 20, 2017, approved the “Digital Educational Networks Program”, which aims to develop the internal network infrastructure of state managed educational facilities to enable the reception and use of Broadband Internet service and to enhance their educational practices. The Program will be implemented through the execution of a project and/or projects which presentation will be made by EDUC.AR S.E, with the intervention of the National Ministry of Education and Sports.

As of the date of this Annual Report, there are still pending administrative appeals filed by Telecom Argentina in 2012 against several resolutions that rendered ineffective deductions in the SU payments with reference to several programs provided by Telecom Argentina in the “play” mode  of the SU. The magnitudes of the deductions challenged by the Regulatory Authority are disclosed below in “—SU Fund in Telecom Argentina”, transforming the asset position of Telecom Argentina (P$2,423 million) into a potential liability position. As a reference Telecom Argentina potential obligation of the SU for the period July 2007 to December 2016 represents approximately P$628 million, which should be reduced by the periods for which statute of limitations is applicable. However, the Company’s Management, with the assistance of its legal advisors, considers that has solid fact and legal arguments to defend the criteria that Telecom Argentina has held and holds with regard to the SU scheme.

SU Fund in Telecom Argentina

Several years after the market’s liberalization and the effectiveness of the first SU regulations, incumbent operators have not received any set-offs for providing services as required by the SU regime and the LAD.

As of the date of this Annual Report and in compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713 /07, Telecom Argentina has filed its monthly calculations since July 2007 for the review of the Regulatory Authority and estimated a receivable of P$2,423 million (unaudited). This receivable has not yet been recorded as of December 31, 2016 since it is subject to the approval of the SU programs, the review of the Regulatory Authority and the availability of funds in the SU Trust.

On April 8, 2011, the SC issued Resolution No. 43/11 notifying Telecom Argentina that investments associated with “High-Cost Areas” — amounting to approximately P$2,171 million since July 2007 to date and which are included in the abovementioned receivable - did not qualify as an Initial Indicative Program. Telecom Argentina filed a claim on this resolution.

Telecom Argentina was notified of SC Resolutions No. 53, 54, 59, 60, 61, 62, 69 and 70/12,

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pursuant to which the “Special Service of Information 110”, the “Discounts for Retired People, Pensioners and Low Consumption Households”, the services of “Social Public Telephony and Loss-Making Public Telephony”, the “Services and Discounts relating to the Information Society Program argentin@internet.todos”, the “Services for Deaf-Mute People”, the “Free Access to Special Emergency Services and Special Community Services”, the “Value Added Service 0611 and 0612” and the “Long Distance Semipublic Service “, respectively, did not qualify as an Initial Indicative Program, pursuant to the terms of Article 26 of Annex III of Decree No. 764/00, and that, they did not constitute different services involving a SU provision, and therefore they cannot be financed with SU Funds, pursuant to the terms of Article 2 of Decree No. 558/08.

Telecom Argentina’s Management, with the advice of its legal counsel, has filed appeals against SC Resolutions Nos. 53, 54, 59, 60, 61, 62, 69 and 70 presenting the legal arguments based on which such resolutions should be revoked. The deductions that were objected by the SC Resolutions amount to approximately P$880 million and are included in the credit balance mentioned in the second paragraph. As of the date of issuance of this Annual Report the resolution of this appeal is still pending.

On September 13, 2012, the CNC required Telecom Argentina to deposit approximately P$208 million. Telecom Argentina has filed a recourse refusing the CNC’s request on the grounds that appeals against the SC Resolutions are still pending of resolution. As of the date of this Annual Report, although it cannot be assured that these issues will be favorably resolved at the administrative stage, Telecom Argentina’s Management, with the assistance of its legal advisors, considers that it has solid legal and de facto arguments to support the position of Telecom Argentina.

SU Fund in Personal

Since January 2001, Personal has recorded a liability related to its obligation to make contributions to the SU Fund. In addition, since July 2007 and in compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713/07, Personal deposited the correspondent contributions of approximately P$112 million into an account held under their name at the Banco de la Nación Argentina in January 2011.

During the first quarter of 2011, the above -mentioned funds were transferred to the trustee’s escrow account, in compliance with the provisions of SC Resolution No. 154/10 previously described. Since January 2011, the SU Fund monthly contributions were made into such escrow account.

On January 26, 2011, the SC issued Resolution No. 9/11 establishing the “Infrastructure and Facilities Program.” The Resolution provided that telecommunication service providers could contribute to investment projects under this program, exclusively the amounts corresponding to their pending obligations of investment contributions born under Annex III of Decree No. 764/00, before the effective date of Decree No. 558/08.

In March 2011, Personal submitted to the SC a P$70 million investment project, pursuant to SC Resolution No. 9/11, for the development of a network infrastructure in locations in the Northern Region of Argentina with no mobile coverage. Personal submitted its calculations from 2001/2007 related to the mentioned project to be financed through its own SU contribution of such periods as required by the SC.

On April 9, 2014 Personal filed an amended proposal for the project within the scope of resolution No. 9/11, pursuant to the SC’s request. This new filing consists only of additional detailed information about the project’s scope. As of the date of this Annual Report the Project is pending of approval.

On July 5, 2012, the SC issued Resolution No. 50/12 pursuant to which it notified that the services referred to by the Mobile Communications Services Providers, which were filed as High Cost Areas or services provided in non-profitable areas, services provided to clients with physical limitations (deaf-mute and blind people), rural schools, and the request relating to the installation of radio-bases and/or investment in the infrastructure development in various localities, did not constitute items that may be discounted from the amount of contributions to the SU pursuant to the last part of Article 3, of Resolution No. 80/07, or Article 2 of Decree No. 558/08. It also provided that certain amounts already deducted would be used for investment projects within the framework of the Program of SC Resolution No. 9/11, or deposited in the SU Fund, as applicable.

Personal has filed an administrative action against SC Resolution No. 50/12 requesting its nullity. As of the date of this Annual Report, this matter is still pending.

On October 1, 2012, responding to an SC’s requirement, Personal deposited under protest

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approximately P$23 million in the SU Fund, corresponding to the assessment of the SU services provided by Personal since the issuance of Decree No. 558/08, reserving its right to take all actions it may deem appropriate to claim its reimbursement, as informed to the SC and the CNC on October 15, 2012. Since August 2012, Personal is paying under protest of those concepts in their monthly affidavits.

It cannot be assured that this issue would be favorably resolved in the administrative stage, or, later at a judicial stage.

Spectrum

SC Resolution No. 38/14

On July 7, 2014, SC Resolution No. 38 was published in the Official Gazette which announced a Public Auction process (the “Auction process”) for the awarding of the remaining frequencies of the Personal Communication Services (PCS), of the Cellular Mobile Radiocommunication Services (SRMC), as well as those of the new spectrum for the Advanced Mobile Communications Service (SCMA) recently created.

The Terms and Conditions organized the aggregate of the spectrum to be auctioned in 10 Lots, being the first one to be auctioned exclusively among entering operators. The Public Auction took place on October 31, 2014. Personal presented its economic bids and was awarded Lots 2, 5, 6 and 8. Telefónica Móviles Argentina S.A. (Movistar), América Móvil S.A. (Claro) and Arlink S.A also participated in the Auction.

Through SC Resolution No.79/14 the SCMA service was awarded to Personal, while through SC Resolutions No. 80/14, 81/14, 82/14 and 83/14 that were published in the Official Gazette on November 27, 2014, the following frequency bands were awarded to Personal:

SC Resolution	Lot No.		Frequency Band	Exploitation area/ (Service)	Amount paid (in millions of US$)	Capitalized cost of acquisition (in millions of $)
80/14	5	PCS	1890-1892.5 MHz and 1970-1972.5 MHz	Northern (3G)	5.0	43
81/14	2	SRMC	830.25-834 MHz and 875.25-879 MHz	AMBA (3G)	45.0	387
82/14	6	PCS	1862.5-1867.5 MHz and 1942.5-1947.5 MHz	Southern (3G)	6.0	51
83/14	8	SCMA	1730-1745 MHz and 2130-2145 MHz	Country (4G) partial awarding	354.7	3,049
					410.7	(*) 3,530

(*) Includes $18 corresponding to the tax on debits to bank accounts that were capitalized in the cost of the licenses.

Personal paid for the awarded frequency bands, and also constituted the corresponding performance guarantees. In the case of Lot No. 8, the payment was made on account of the single and total price offered for this Lot.

Personal asked that the assignment of the Frequency Bands for the SCMA services in Lot No. 8, which was partially awarded to Personal through SC Resolution No.83/14, be completed and reserved the applicable rights.

The full awarding of Lot No. 8 became essential for compliance with the commitments foreseen in the Auction Terms and Conditions. Once the awarding process was completed, Personal had access to SCMA Frequency Bands 713-723/768-778.

The Auction Terms and Conditions provided authorizations for the use of the auctioned frequency bands for a period of fifteen (15) years from the notification of the award. After this deadline the Regulatory Authority would extend the terms of use upon formal request of the awarded operator (which price and conditions would be set forth by the Regulatory Authority).

The Auction Terms and Conditions also established strict coverage and network deployment commitments which require significant investments to Personal. Additional information is provided in Note 18.e) to the Consolidated Financial Statements.

Through SC Resolution No. 25/15, issued on June 11, 2015, Personal was assigned Frequency Bands 713-723 MHz and 768-778 MHz, which composed Lot 8 and that were pending of assignment by the SC.

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On June 25, 2015 Personal paid the offered amounts corresponding to the awarded Frequency Bands (which were equivalent to US$247.3 millions) pursuant to the provisions of the Auction Terms and Conditions and its complementary clarifying documents, as a result of which the whole amount of the sum offered for Lot 8 was paid. In addition, in its bid documents, Personal stated that such Lot formed a unique and comprehensive block for purposes of complying with the obligations undertaken in connection with the deployment of the SCMA, also expressing that the Federal Government has the obligation to cause the awarded bands to be free from occupants and interferences.

SC Resolution No.18/14, provided that the 698 to 806MHz frequency bands had to be disengaged before a two years deadline. Expired that period, the irradiating systems involved in the migration had to finish their emissions.

As of the date of this Annual report, the deadline provided by SC Resolution No. 18/14 for the disengagement of the 698 to 806MHz frequency band expired on July 18, 2016. However, such frequency band continues to be busy.

According to the provisions of Decree No. 1,340/16, the term of the authorizations for the use of frequencies of the SCMA, as well as the corresponding deployment obligations, will be computed from the actual migration of the services currently operating in these bands in Area II (AMBA).

New Developments for fiscal year 2016

ENACOM Resolution No. 6,396/16, published in the Official Gazette on July 22, 2016, provided that the licensees within the scope of the migration provided by SC Resolution No. 18/14 that are currently providing services within the 698 to 806MHz frequency band, may choose to: (i) temporarily continue providing their respective services in other frequencies corresponding to the bands allocated to the broadcasting service, particularly 512-698 MHz frequency band, subject to technical feasibility verified in each case, and for the term provided in section 2 of Resolution No. 6,396/16; or (ii) request the assignment of a bandwidth equivalent to that currently authorized, in 12.2 to 12.7 GHz destination band.

On the other hand, the “Authorization Agreement for the Use of Frequency Bands”, related to the bands awarded to Personal as a result of the public auction called pursuant to the provisions of SC Resolution No. 38/14 is still pending of execution by the Regulatory Authority.

Personal has filed a presentation before the ENACOM, requesting clarification on the timescale in which the operators involved in the migration should comply with the provisions of the ENACOM Resolution No. 6,396/16. In addition, Personal has requested the review of the proceedings related to the migration of services operating in the bands that were awarded to it through SC Resolution No. 25/15. As of the date of issuance of this Annual report, ENACOM has not responded to the request filed.

According to the provisions of Decree No. 1,340/16, the term of the authorizations for the use of frequencies of the Advanced Mobile Communications Service, as well as the corresponding deployment obligations, will be computed from the actual migration of the services currently operating in these bands in Area II (AMBA) (Additional information on the impact on Personal is disclosed in Note 3.i) and Note 18.e) to the consolidated financial statements as of December 31, 2016).

On January 18, 2017, Personal filed a letter to ENACOM expressing its interest in participating in the Auction, Offering or Reattribution procedure/s of frequency bands timely available within the scope provided by Law No. 27,078 and consistent regulations, subject to the analysis of the conditions defined at that time. This includes the bands currently attributed to the Mobile Communications Service or Advanced Mobile Communications Service, as thus also any other band which, in the future, be attributed to the provision of such services among other frequencies in bands 2.5-2.6 Ghz, 3.4-3.7 GHz, 450 Mhz, 600 MHz, 700 MHz, 800 MHz, 850 MHz, 900 MHz, 1900 MHz, AWS, and extended AWS.

On January 31, 2017, Resolution of the Ministry of Communications 171-E 2017 was issued, approving the “Regulations of Refarming with Financial Compensation and Shared Use of Frequencies” (Reglamento de Refarming con Compensación Económica y Uso Compartido de Frecuencias). As a summary, the following provisions can be highlighted:

• Instructs ENACOM to analyze the technical feasibility and implement the allocation to the mobile service, with primary status, of the 450-470 MHz, 698-960 MHz and 2,300-2,400 MHz frequency

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bands. All of the above is to be used in the provision of SCMA or any other arising from technological developments.

• Provides the preventive suspension of the reception of awarding procedures in 1,427-1,518 and 3,300-3,600 MHz frequency bands.

• Modifies the spectrum cap, setting it in 140 MHz per provider for each area and/or operating location. For such purposes, the spectrum assigned to each company, its subsidiaries or controlling shareholders, directly or indirectly, or subject to common control or those holding more than 30% of the shares of another company, will be considered if, with such equity interest, holds a position of substantial influence in the decisions of such company. Any other subject or body may be included in the calculation of the spectrum awarded to any other subject or entity assigned to that spectrum when it is understood that any contractual linkage has been entered into to circumvent this limit.

• Instructs ENACOM to modify the “National Scheme of Attribution of Radio Spectrum Bands” (Cuadro Nacional de Atribución de Bandas del Espectro Radioeléctrico — “ER”) for the purpose of making available for MCS providers frequency bands suitable to that end.

• From the publication of the new bandwidth table and its respective channels, MCS providers will have a maximum of 15 working days to request their express assignment. Such allocations shall be made on equal terms and conditions as those required from other providers of similar service in the same band. This provision is complemented by section 9 of Resolution No. 1,034-E/17.

• The regulatory authority is delegated to ENACOM, who will provide the necessary complementary or explanatory rules for a better application of these provisions.

Through the Annex attached to the resolution, the “Refarming Regulation” is approved including a series of definitions that enable to properly understand the scope of the resolution. These definitions include the following:

Economic Compensation (EC): The amount established by ENACOM to be paid by the Authorized Provider for the implementation of the Refarming procedure, calculated on the basis of the values obtained from URV, RV and its application thereto of the relevant discounts according to the Coverage Obligations and other weightings carried out in the approving resolution.

Distinguishes between Provider, Authorized Provider: (licensee to which ENACOM authorizes a new mobile service of high spectral performance using Radio Spectrum frequencies previously authorized for the provision of another fixed or mobile service) and Incoming Provider (licensee that until the approval of the project requesting the re-allocation of frequency use through Refarming, was not providing PCS, SRMC, STM or SCMA. Any entity that, directly or indirectly, is the parent company of, controlled by, or subject to common control with, any entity that is providing PCS, CMRS or AMCS shall not be deemed as Incoming. Notwithstanding this, ENACOM may consider cooperatives or SMEs as Incoming, even when they are providing PCS, SRMC or SCMA in the virtual operator mode).

Reference Value (RV): Value based on the VUR to be calculated for the frequency bands originally assigned for other services.

Unitary Reference Value (URV): The value expressed in US$ cents per MHz per inhabitant, which will be the multiplication factor of the bandwidth and population of each of the localities covered by each submitted Project, for the purpose of the RV.

Principles of the Reclassification Procedure (Refarming): It will only be applicable to Frequency Bands for which, according to ENACOM opinion, there is “commercial availability of the technology ecosystem.” ENACOM will be entitled to determine, to its exclusive judgment, whether the applicant meets the necessary conditions for the provision of the services involved. It will also be empowered to impose coverage obligations and specific service goals. On the other hand, the authorizations resulting from the Refarming procedure may have extension terms similar to those of equivalent services.

The Refarming project: Each provider who requests the re-qualification of the RE having a use other than the one originally assigned must submit a project including at least:

•     Description of the bands

•     Area of coverage and affected localities

•     Population

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•     Bandwidth

•     15-year customer estimate and associated Investment Plan

If the Project is approved, ENACOM shall publish it in the Official Gazette with the level of detail required in the regulation (service plan, location, values, deadlines, etc.).

The deadline for the payment of the Financial Compensation will be 30 working days from the enactment of the Administrative Act. In the case of an SME or cooperative, a payment plan may be requested.

The URV shall be calculated on the basis of the arithmetic average of the final values resulting from auctions carried out in our country for each specific frequency band involved in the refarming procedure expressed in US$ cents per MHz per inhabitant.

In the absence of a national background, the market average retrieved in auctioning processes in each frequency band retrieved from publications of ITU, Organización para la Cooperación y el Desarrollo Económicos (CNUCYD), Conferencia de las Naciones Unidas sobre Comercio y Desarrollo (UNCTAD), among other multilateral organizations of reference, will be adopted. These values should be adjusted by comparative parameters reflecting the differences of scenarios with Argentina (PPP and ARPU). Once the URV is calculated, the next stage is to determine the RV, which is obtained by multiplying the URV of each band by MHz and the population of each location.

The amount of the EC will emerge when applying discounts to the VR, according to the impact in the Discounted Cash Flow (CDF) that coverage obligations and goals of service established by ENACOM may have, as well as the speed of network services deployment calculated from the investment amounts of the first 5 years with respect to the total amount of the Project. In each Project, the provider may propose returning to the State portions of the spectrum not used in the Refarming, which may be applied to deduct the calculated value of the RV.

In addition, ENACOM Resolution No. 1,033-E/17, issued on February 20, 2017 provided to allocate the frequency bands between 905-915 MHz, and 950-960 MHz to the Mobile Service with primary status, and the use of the frequency bands between 905-915 MHz, and 950-960 MHz for the provision of the Advanced Mobile Communications Service.

ENACOM Resolution No. 1,034-E/17, also issued on February 20, 2017, allocated the frequency band between 2,500-2,690 MHz to the Mobile Service with primary status, and the use of the frequency band between 2,500-2,690 MHz for the provision of the Advanced Mobile Communications Service, in addition to current services when their coexistence is possible.

On March 7, 2017 ENACOM Resolution No. 1,299-E/17 was published in the Official Gazette. This Resolution approved the Refarming Project with Financial Compensation and Shared Use of Frequencies to Nextel Communications Argentina SRL (“Nextel”), to provide the Advanced Mobile Communications Service, granting this company the registration for the provision of such service, and authorizing it to:

•     use frequencies between 905-915 MHz and 950-960 MHz in accordance with the provisions of ENACOM Resolution No. 1,033-E/17 and channels 7 to 10, and 7’ to 10’ in FDD mode, provided in the Annex of Resolution No. 1,034-E/17, for the provision of the Advanced Mobile Communications Service in locations and areas described in the Project approved by the Resolution.

•     use frequencies between 2,550-2,560 MHz, and between 2,670-2,680 MHz exclusively for migrating users from pre-existing services, for a 2-year period, term in which it should additionally resolve the final destination of those users. Once the migration is completed, or the 2-year term expires, whichever occurs last, Nextel may use channels 11 and 12, and the corresponding 11’ and 12’ in FDD mode, provided in the Annex to Resolution No. 1,034-E/17, for the provision of the Advanced Mobile Communications Service in locations and areas described in the Project hereby approved.

The Resolution provides as URV for the radio spectrum the following bands involved in the project:

•    900 MHz Band = 0.1841 (US$/MHz/inhabitant)

•    2,600 MHz Band = 0.0423 (US$/MHz/inhabitant)

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RV for frequencies involved in the Project in FDD mode is set in US$178,419,397 calculated pursuant to Section 7 of MINCOM Resolution No. 171-E/17, based on the URV provided in the foregoing section.

The rule establishes that the following discounts and weighting factors will be applied, which shall be calculated pursuant to section 7 of MINCOM Resolution No. 171-E/17, and which in detail will be used in order to determine the amount of the Financial Compensation that will be part of the agreement to be settled.

•              Discounts:

–             The amount equivalent to the frequencies of the spectrum whose return is provided in section 7 therein, and whose value will be calculated according to the URV provided in section 8 herein, as appropriate.

–             The amount corresponding to the valuation of the Coverage Obligations provided by section 10 of the regulation.

•              Weighting Factors:

–             The speed of networks and service deployment calculated from the amount of investment for the first five years, with respect to the total Project hereby approved.

–             The speed of deployment of the Coverage Obligations provided in section 10 therein.

The approved Project has not been published and its implementation is subject to the issuance of the agreement specifying the terms, conditions, goals, obligations and other issues inherent to the provision of Advanced Mobile Communications Service, which is pending of subscription.

Telecom Argentina and Personal, with the assistance of its legal advisors, are analyzing the impact that the application of the provisions of MINCOM Resolution No. 171-E/17, ENACOM Resolution No. 1,034-E/17and ENACOM Resolution No. 1,299-E/17 may have on their business.

SC Resolution No. 1/13 - Contingency plan for service provision in case of emergencies

On April 8, 2013, SC Resolution No. 1/13 was published in the Official Gazette, establishing that all mobile operators should guarantee the service provision, even in emergency situation or catastrophe, in which case the normal service provision must be restored in a maximum period of one hour. Mobile operators must, in all cases, prioritize the access to emergency services in the affected areas.

In addition, SC Resolution No. 1/13 established that mobile operators present within 45 days a Contingency Plan for emergency situations, for purposes of guaranteeing the continuity of services in such circumstances.

As of the date of this Annual Report, Personal has appealed SC Resolution No. 1/13 exposing the arguments by which the mentioned resolution should be released. However, Personal has met its commitment to present a Contingency Plan for emergency situations.

On January 26, 2015, the CNC provided comments on Personal’s Contingency Plan and also required the reporting of the measures chosen to implement the Plan and the status thereof. Personal filed to AFTIC a new Contingency Plan with the required amendments. As of the date of this Annual Report, the Regulatory Authority has not pronounced on this matter.

SC Resolution No. 5/13 — Telecommunication service quality regulation

On July 2, 2013, SC Resolution No. 5/13 was published in the Official Gazette. This Resolution approved a “telecommunication service quality regulation”, establishing, among others, new quality parameters required for telecommunication services provided through mobile and fixed public networks, for all the operators in Argentina, as well as the obligation to provide periodic information to the CNC.

CNC Resolution No. 3,797/13 was published in the Official Gazette on November 13, 2013, supplementing SC Resolution No. 5/13 and approving the Audit Procedures and Technical Verification of Service Quality Regulation of Telecommunications Services Manual.

Pursuant to the provisions of CNC Resolution No. 3,797/13, Telecom Argentina and Personal have submitted their respective “Technical Reports” (detailed technical specifications of the

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measurement process) and have made their submissions providing the required information pursuant to the provisions of SC Resolution No. 5/13.

On August 14, 2014 the CNC notified Telecom Argentina and Personal that the audits and technical verifications that the Regulatory Authority shall perform on the supply of services regarding licenses of Telecom Argentina and Personal will be performed following the processes and methods of measurement exhibited in the respective presentations of the “Technical Reports.” The CNC also notified Telecom Argentina that these shall be carried out using the principles set forth in SC Resolutions No. 5/13 and CNC No. 3,797/13. Notwithstanding, the CNC developed verification tasks of the mobile services by means of tests of calls and data with measuring mobile devices in different locations of the country using procedures different from those defined in the Quality Regulation and published the results at “quenosecorte.gob.ar.”

Within the scope of said verifications, the CNC initiated penalty processes against Personal for alleged non-compliance with CNC Resolution No. 3,797/13. The Management of Personal has in a timely basis submitted its solid legal defense against these claims.

Since the enforceability of this Resolution is subject to the compliance of certain steps for its implementation with the previous approval of the Regulatory Authority, Telecom Argentina and Personal have carried out the corresponding reservations of their rights in each of their submissions. In addition, Telecom Argentina has stated in its different submissions that, due to the special circumstances that affected its tariff structure, the compliance of the burdensome operative and customer service parameters set forth in SC Resolution No. 5/13 should not apply.

Regulation of Virtual Mobile Operators

SC Resolution No. 68/14, published in the Official Gazette on October 28, 2014, approved the Regulation of Virtual Mobile Operators (“VMO”) and the Basic Requirements for VMO Agreements. Among its provisions, the Resolution states that the Network Mobile Operators (“NMO”) that have spectrum and infrastructure, shall annually file a reference offer for those interested in providing services as VMO, in which they will set forth the technical and economic conditions, which shall be reasonable and non-discriminatory.

The Resolution also provides the modalities and procedures for the provision of such services. According to article 2 of the Annex of the Resolution, the Regulation is applicable to SCMA.

Ministry of Communications Resolution No. 38/16, issued on May 5, 2016, approved the new Regulation of Virtual Mobile Operators (“VMO”) and revoked SC Resolution No. 68/14, which had approved the Regulation of Virtual Mobile Operators previously provided by former SC.

The mentioned Resolution provides that Network Mobile Operators (“NMO”), which have spectrum and infrastructure (among them, Personal), must submit, within 120 calendar days since the Resolution publication, a Reference Offer (“the RO”) for those interested in providing VMO services. The RO must be published annually in the NMO and on the Regulatory Authority official web site, and shall provide the economic and technical conditions (that will be freely established between the parties, reasonable, and non-discriminatory), clearly detailing the prices and conditions of each of the benefits and services to be provided.

This new Regulation is applicable for Mobile Communications Service (SCM), which includes Mobile Telecommunication Services (STM), Cellular Mobile Radio-communications Services (SRMC), Personal Communications Services (PCS) and Mobile Advanced Communications Services (SCMA). The Resolution also provides the procedures for the Services Agreements subscription between the NMO and the VMO, which will determine the terms and conditions under which the NMO will provide telecommunications network access and, where appropriate, telecommunications network interconnection the VMO.

On September 1, 2016, Personal filed a presentation to the Ministry of Communications through which it exposed substantial grounds for finding essential the suspension of the deadline for submission of the OR provided in Section 2 of Ministry of Communications Resolution No. 38/16, until the 700MHz frequencies comprising Lot 8 (awarded and paid by Personal) were in full conditions of use and until the spectrum of Lot 1 of the Frequency Bands Public Auction developed by SC Resolution No. 38/14 was allocated and “on-air.” Through the mentioned presentation it was also requested: a) the removal of Section 10 of Annex I of the above-mentioned rule (which does not allow agreements with VMO on an exclusive basis); b) that ENACOM enclose interference measurements carried out in the 700MHz Band awarded to Personal; and c) that ENACOM informs whether it has

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definitively resolved all the claims filed by the users of such band.

Notwithstanding its presentation, on January 12, 2017, ENACOM charged Personal for non- compliance with the RO presentation. Personal has submitted its discharge rejecting the accusation and has submitted its RO, which validity is subject to the resolution of the legal issues exposed in its submissions.

Decree No. 798/16: National Plan for the Development of Competitiveness Conditions and Quality of Mobile Communications Services

Decree No. 798 published in the Official Gazette on June 22, 2016 — issued within the scope of the Ministry of Communications— approved the National Plan for the Development of Competitiveness Conditions and Quality of the Mobile Communications Services, which has its strategic focus on encouraging greater efficiency in the market, with quality services at fair and reasonable prices.

The above mentioned plan provides that within 90 days the Ministry of Communications shall, i) start the process of adaptation of the scheme approved by Resolution SC No. 157/97 (CPP scheme) to the provisions of the LAD; ii) update the General Regulation of MCS customers along with the process initiated by the Resolution SC No. 12/13, proving for the existence of mechanisms that would allow customers to access information about the quality of the service and to get benefits and/or compensation in their services in case of non-compliance with the established quality standards; (iii) start the process of adaptation of the “Regulation on Administration, Management and Control of Frequency Bands” (Reglamento sobre Administración, Gestión y Control del Espectro Radioeléctrico”), to the provisions of the LAD, in order to introduce greater competitiveness in all services; (iv) update the “National Scheme for the Granting of Frequency Bands” (Cuadro Nacional de Atribución de Bandas del Espectro Radioeléctrico) so as to increase the availability of frequencies for the provision of mobile communications services, for which purpose the procedures provided in section 30 of the LAD will be initiated; v) incorporate to the “Universal Service General Regulation” (Reglamento General del Servicio Universal) approved by Resolution ENACOM No. 2.642/16, the granting of priority to consider -in programs with SU Funds- projects eligible to be developed in those Municipalities which have adopted the legislation proposed in the “Code of Good Practices for the Deployment of Mobile Communication Networks” (Código de Buenas Prácticas para el Despliegue de Redes de Comunicaciones Móviles) provided by the “Argentine Federation of Municipalities and the Operators of Mobile Communications” (Federación Argentina de Municipios y los Operadores de Comunicaciones Móviles) and supported by the former SC of the former Ministry of Federal Planning, Public Investment and Services on August 20, 2009, or those contemplating rules of similar characteristics that would not prevent, in fact or Law, the deployment of such networks; (vi) develop a National Contingency Plan for disaster situations; and (vii) Update the National Interconnection Regulations and Licensing for Telecommunications Services and the Scheme of Portability Number approved by Resolution SC No. 98/10.

This Decree also provides that the Ministry of Communications, through the ENACOM, shall, in a 60-calendar-day term, prepare measurement protocols that would enable to show the quality perception of MCS users, taking into account UIT parameters, and review and update quality standards for the ICT service networks through all the corresponding areas.

In addition, the ENACOM shall perform measurements of non-ionizing radiations in order to control that these remain within non-harmful levels to human health, and the “Administration Agency for State Property” (Agencia de Administración de Bienes del Estado - AABE) shall in its role as governing Body of the state property policy, perform procedures and administrative acts and relevant contracts to grant the use for valuable consideration of terraces, roofs, towers, solar and/or any installation, plant or property sector of the State that are suitable for the installation of supporting structures of antennas, equipment and installations associated with telecommunications, information technologies and communications and/or audiovisual communication services. The AABE will make available for the licensees of such services and for independent companies sharing passive infrastructure, the listing of state properties potentially suitable for such facilities.

Among other aspects, the Decree provides that, as a way to encourage the rapid deployment of networks and the infrastructure sharing, rent fees will not be charged for a 1-year period for the use of state property in which base stations are installed within 3 months of publication of the rule in the Autonomous City of Buenos Aires, or within 6 months in the rest of the country. Under the same condition, this period will be extended to 3 years when the infrastructure is shared by two Mobile Services Licensees, and to 4 years when it is shared by more than two. Identical benefit will be

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granted if it is a sharing independent company of passive infrastructure, and the above conditions are met.

In this regard, it is worth mentioning the agreement signed on April 27, 2016 between Personal, AMX Argentina S.A., Telefónica Móviles Argentina S.A., the Ministry of Communications and the Government of the City of Buenos Aires, to facilitate the deployment of network infrastructure in the area of Comuna 1 of the Autonomous City of Buenos Aires, including the use of roofs and luminaries of the GCBA.

As of the date of this Annual Report, the issuance of the rules regulating the above mentioned provisions is still pending.

Through Resolution No. 5/2017 of the Ministry of the Interior, Public Works and Housing Court of Appraisals of the Nation (February 1, 2017), initial monthly rent fees for the year 2017 were approved, for the use against payment of terraces, roofs, solar towers or any installation, plant or sector of state property that are suitable for the installation of supporting structures of antennas, equipment and installations associated with telecommunications, information technologies and communications and audiovisual communication services.

“Tax Stability” principle: impact of variations in social security contributions

On March 23, 2007, the SC issued Resolution No. 41/07 relating to the impact of variations in social security contributions occurring after November 8, 1990 and the proposed use for the resulting savings and increases in contribution rates that have occurred.

Telecom Argentina had recorded a liability related to the savings caused by reductions in the levels of social security contributions initially earmarked for the Argentina@internet.todos Program. The mentioned savings were substantially generated during fiscal year 2000. Resolution No. 41/07 allowed Telecom Argentina to recover the increases in social security contributions that it has to pay as a consequence of the increase in social contributions rates.

Within this context and considering applicable the principle of tax stability provided by the Transfer Agreement approved by Decree No. 2,332/90, the Resolution authorized the aforementioned savings being offset with the amounts arising from the application of the mentioned increases.

The offset of both concepts and the determination of a balance, were subject to the audit results performed by the Regulatory Authority according to the information provided by Telecom Argentina. The mentioned audit was performed during the third quarter of 2007. Telecom Argentina took knowledge of the proceedings, in which the CNC recognized a receivable arising from increases in social contributions within the scope of Resolution No. 41/07, and cancelled payables arising from reduction in social contributions taxes with the Regulatory Authority and other sanctions imposed to Telecom Argentina.

As of December 31, 2016, Telecom Argentina has a net receivable of P$34 million which, in addition to the receivable of P$23 million corresponding to the Impuesto a los Débitos y Créditos bancarios (“IDC”) as explained below, is included in under the item “Other receivables” in our Consolidated Financial Statements.

Since Resolution No. 41/07 provides Telecom Argentina the right to offset receivables with existing and/or future regulatory liabilities and, given Telecom Argentina’s intention to exercise this right, the receivable was recorded net of several provisions. As of December 31, 2016, the provisions which can be offset with the receivables arising from Resolution No. 41/07 and from IDC amounted to P$57 million.

Tax on deposits to and withdrawals from bank accounts charged to customers

On February 6, 2003, the Ministry of Economy and Public Finance, through Resolution No.72/03, defined the method to allow, going forward, rate increases on Basic Telephone Services reflecting the impact of the IDC. The amount of tax charged must be shown separately in customers’ bills. Telecom Argentina has determined the existence of a remaining unrecovered amount of approximately P$23 million that arose before the issuance of Resolution No.72/03.

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In April 2007, Telecom Argentina provided the CNC with supporting documentation about this amount and in May 2007 filed its preliminary economic evaluation to the Regulatory Authority. Telecom Argentina took knowledge of the Regulatory Authority’s documentation which corroborates the amount claimed by it and provides a similar offsetting method pursuant to Resolution No.41/07 (as described in “—Tax Stability principle: impact of variations in Social Security contributions” above). As a result, Telecom Argentina recorded as “Non-current Other receivable” a total of P$23 million. This receivable is also included in the provisions for regulatory matters described above.

Dollarization and pesification of rates

Convertibility period of the peso to the US dollar: dollarization of rates

On November 28, 1991 Telecom Argentina and Telefónica signed an agreement with the Argentine government related to the rate regime, which was ratified by Decree No. 2,585/91 and was effective from December 18, 1991. The most relevant aspects included in this agreement that amended the rate regime provided by the Transfer Agreement were:

•                  The rate, measured in basic telephone pulses, was set in US dollars, adjustable twice a year (April and October) based on the variation of the U.S. C.P.I. (all items). These rate adjustments did not require the prior approval of the Regulatory Authority. Since 2000 these rate adjustments were not applied according to agreements signed with the SC, which delayed its implementation. Subsequently, in October 2001, an injunction prevented the continuity of application.

•                  The customers billing continued performing in local currency.

Rates pesification: regulated public services rates freezing

On January 6, 2002, the Argentine Government enacted Law No. 25,561, “Ley de Emergencia Pública y Reforma del Régimen Cambiario” (the “Public Emergency Law”). This Law, by Article 8, annulled adjustment clauses in dollars or other foreign currencies and indexation clauses based on price index and any other indexation method. As a consequence, from that date Telecom Argentina’s rates were set in pesos at the exchange rate P$1 per US$ 1. As a consequence, regulated fixed service tariffs remained frozen until the end of the year 2015. Such freezing of tariffs violated the Transfer Contract and regulations that supplemented it.

Transfer Agreement and the resolution of the regulatory issues that negatively affected the operations of Telecom Argentina since the enactment of the Public Emergency Law and the Exchange Regime System Reform in January 2002 (pesification of rates, lack of compensation for SU features, increased penalties for delays in repairing and installation in fixed telephony, etc.), have not been fulfilled by the National Government making it responsible for the damages caused.

Additional information on Telecom Argentina’s tariffs pesification, Letters of Understanding with the National Government/UNIREN and Price Cap are presented in consolidated financial statements of prior years.

Other Regulations

Buy Argentine Act

According to the provisions of Article 1 of Law No. 25,551, which is regulated by Decree No.1,600/02, Telecom Argentina, as a public fixed telephone service licensee, and their respective direct subcontractors, shall give preference to the purchase or lease domestic goods and services.

Article 2 of the mentioned law provides that a good or service is of domestic origin when it has been produced or extracted in Argentina, provided that the cost of raw materials, supplies or nationalized imported materials do not exceed 40% of the goods or services gross production value.

Article 3 of the mentioned law provides that the preference established in Article 1 to domestic goods or services will apply when, for identical or similar goods or services, under cash payment terms, the price is equal to or lower than the price of imported goods or services, increased by 7% when the offering of the good or services is carried out by companies qualified as SME, and 5% when the offering of the good or services is carried out by other companies. For comparison purposes, the price of imported goods shall include import duties and taxes and all expenses required for its nationalization.

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The mentioned law provides that the hiring companies shall announce their tenders in the Official Gazette as required by the regulation involved, so as to provide all possible bidders timely access to information that enables them to participate in the mentioned tender. It is worth mentioning that the communication provided in the hiring processes law for purchases subject to the Buy Argentine Act, establishes a considerable period prior to the issuance of the purchase order. The mentioned Act also establishes criminal sanctions for non-compliance.

Relating to services acquisitions, Decree No.1,600/02 refers to Law No. 18,875, which provides the obligation to hire only companies, consultants and domestic professionals, as defined in the mentioned Law. Any exceptions must be approved by the competent Ministry.

In August 2004, the CNC Resolution No. 2,350/04, approved the “Procedure for the accomplishment of the Buy Argentine Act”, which includes the obligation to submit semiannual affidavits related to the compliance with the Act. The Act provides an administrative sanctions procedure for non-compliance with this information procedure.

It is worth mentioning that this Act provides to Telecom Argentina less operational flexibility related to, among other matters, the terms lengthening in tenders, authorizations management prior to acquisitions and higher administrative expenses for the required semiannual information submission.

Regulation Draft for Mobile Communication Service Subscribers

SECTIC Resolution 6-E/16 issued on September 16, 2016 declared the opening of the Procedure provided by the “General Regulation for the Participatory Formulation of Regulations” (Reglamento General para la Elaboración Participativa de Normas) in relation to the draft of “Regulation for Mobile Communication Service Subscribers” (Reglamento de Clientes de los Servicios de Comunicaciones Móviles) published in the Official Gazette and on the ENACOM website. This Procedure invites citizens to express their opinions and proposals regarding the Regulation draft. The deadline for opinions and proposals submission expired on November 1, 2016. Personal submitted its comments to the Regulation draft.

Amendment Draft to the “Number Portability Regulation”

Through SECTIC Resolution 7-E/16 issued on September 16, 2016, the ICT Secretary declared the opening of the Consultation Document procedure provided by the “General Regulation of Public Hearings and Consultation Documents for Communications” (Reglamento General de Audiencias Públicas y Documentos de Consulta para las Comunicaciones), in relation to the “Number Portability Regulation” Amendment Project. The submission of opinions and proposals deadline expired on October 17, 2016. Personal submitted its opinion to the amendments proposed in the published draft.

Document on “Consultation on Interconnection and ICT Services Network Access”

Through SECTIC Resolution 9-E/16: published on September 22, 2016, the ICT Secretary declared the opening of the procedure provided by the “General Regulation of Public Hearings and Consultation Documents for ICT Services” in relation to the document “Consultation on Interconnection and ICT Services Networks Access”. On October 20, 2016, Telecom Argentina submitted to the ICT Secretary its opinions and proposals for the published consultation.

Recently through SECTIC Resolution No. 2-E/17 published on March 13, 2017, the ICT Secretary declared the opening of the Public Consultation Document Procedure related to the project for the interconnection and access regime. The submission of opinions and proposals deadline expires on April 27, 2017.

Document on “Consultation on ICT Network Service Quality”

Through SECTIC Resolution No. 3-E/17 published on March 13, 2017, the ICT Secretary declared the opening of the procedure provided by the “General Regulation of Public Hearings and Consultation Documents for ICT Services” in relation to the document “Consultation on ICT Network Service Quality.” On April 12, 2017, Telecom Argentina and Personal submitted to the ICT Secretary its opinions and proposals for the published consultation.

Identification of Users of the Mobile Communications Service

Through Resolution No. 6-E/16, issued on November 10, 2016, the Ministry of Security and MINCOM, decided jointly to instruct ENACOM to adopt, within a period of 15 days, the necessary

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measures to identify all Mobile Communications Service users of the country in a Mobile Communications Service Identity Record.

ENACOM Resolution No. 8,507-E/16, published on December 2, 2016, approved the Regulation for the Mobile Communications Services user’s identity validation. Personal is developing the necessary actions and implementations in order to comply with the registration guidelines of its subscribers, provided in this regulation.

“Consultation on ICT Services Licenses Regulation” Document

MINCOM and SECTIC Resolution No. 1-E/17, issued on January 20, 2017, declared the opening of the Consultation Document procedure provided in Annex I of the “General Regulations for Public Hearings and Communications Consultation Documents”, in relation to “ICT Services Licenses Regulation” project.

Blocking Procedure for handsets with Theft or Loss Report and Identification of Irregular IMEIS

ENACOM Resolution No. 2,459/16, published in the Official Gazette of May 20, 2016, approved the “Terminal Blocking Procedure for handsets with Theft or Loss Report and Identification of Irregular IMEIS”, for the purpose of establishing the obligations with which to be complied by Mobile Communications Service Providers and Virtual Mobile Operators regarding the blocking of mobile handsets with theft or loss report, and the identification of Irregular IMEIs operating on their networks, as well as the obligations of loading and updating negative databases, or “negative list.”

The Regulation entered into force since July 6, 2016 and among its main provisions establishes that SCM users should report the theft or loss of their telephone line and its associated ETM to its PSCM, which should block the Telephone line and its last associated IMEI without any exception, by including the latter in its Negative Database (BDN) at the time of receiving the complaint. The PSCM and the MVNO should make available to the users different channels of contact for the receipt of complaints, among which stand out: i) Personalized Attention in branches and customer service centers; Ii) Telephone Assistance, through a unique and free number to which the user must have access both by mobile telephone network and by fixed telephone network; Iii) PSCM Web site.

The PSCM shall exchange their BDNs in order to ensure that the IMEIs contained therein are blocked or enabled in all networks, with a period of eight (8) hours, and shall include the Authority Of Application in the circuit of exchange of registrations, so that the latter updates the Administrative Database, administered by the Application Authority.

The standard establishes control mechanisms in relation to Irregular IMEIs, which provide that the PSCM must arbitrate the necessary means to analyze their networks in order to detect the activity of ETM with Irregular IMEI, for later blocking, providing a Term for its implementation of 180 days, counted from the effective date of the Regulation.

It is also provided that the PSCM should block and include in their BDN all invalid IMEI detected. For the cases of the ETMs associated with a telephone line prior to the present time, the PSCM shall, within a period of two (2) years, block and include in the BDN all invalid IMEI detected in their Networks.

Personal is developing the necessary system implementations in order to comply with the provisions of this Regulation.

LEGAL FRAMEWORK

Law No. 27,260 of Historical Reparation for Retirees and Pensioners “Reparación Histórica para Jubilados y Pensionados”

On July 22, 2016, Law No. 27,260 was published in the Official Gazette Historical Reparation for Retirees and Pensioners, where article 35 revokes Law No. 27,181. Article 30 of Law No. 27,260 establishes the prohibition for the transfer of national corporations shares authorized by the CNV to public offer which integrate the FGS, if as a consequence of such a transfer, ownership of such securities by the FGS is less than 7% of the total assets of the FGS, without prior express authorization of the National Congress, setting the following exceptions to this provision: “1. Public offers addressed to all holders of such assets and at an equitable price authorized by the CNV, in accordance with chapters II, III and IV of Title III of Law No. 26,831. 2. Stock swap for other stock of

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the same or another company in the context of a merger, division or corporate reorganization processes.”

Decree No. 894/16: corporate, political, and economic rights in charge of the ANSES

Decree No 1,278/12 established that the Secretary of Economic Policy and Development Planning of the Ministry of Economy and Public Finances was in charge of the implementation of policies and actions related to the performance of the corporate rights on equity interest of companies where the State is a minority partner, and to this end, it approved a Regulation of representatives and directors appointed by the shares or equity interest of the National State.

On July 28, 2016 Decree No. 894/16 was published, which modifies Decree No. 1,278/12, establishing that in those companies whose shares integrate the investment portfolio of the FGS, the corporate, political, and economic rights pertaining to such shares shall not be exercised by the Secretary of Economic Policy and Development Planning, but they are to be exercised by the ANSES.

In addition, Decree No. 894/16 established that the Directors appointed by the ANSES shall have the functions, duties and powers set out by the General Companies Law No. 19,550, the Law of Capital Market No. 26,831 and its complementary and regulatory provisions, all the applicable regulations to the company in which they perform duties, their bylaws and internal regulations, and shall have all the responsibilities they might be liable for under these rules; the provisions of Decrees no. 1,278/12 and 196/15 (the latter in respect of delimitation of responsibility) are not applicable.

Elimination of Income Tax on dividend payment

Law No. 26,893 and Decree No. 2,334/13 set out that dividends and profits, in money or in kind, except in shares or stock, distributed by companies and other entities incorporated in the country made available as of September 23, 2013, were subject to 10% retention, with the exception of dividends received by companies and other local entities which remained non-computable for tax purposes.

Law No. 27,260 repealed the above provision, reason why, as of July 23, 2016, all dividends and profits, in money or in kind, distributed by companies and other entities incorporated in the country (as it is the case for the Company), whoever the beneficiary, are not reached by the aforementioned retention.

Modification to Law No. 24,240 Consumer Protection

On August 17, 2016, Law No. 27,265 was published in the Official Gazette (in force as from August 29, 2016) that incorporates an amendment to Law No. 24,240 of Consumer Protection. This addition (in article 10 quater) establishes the prohibition of “collections of advance notice, advance month payment and/or any other concept on the part of the providers of services, including the public utilities, upon the consumer’s request for cancellation of the service in any way, either in person, on the telephone, electronic or similar-shaped”. In this sense, as from the last quarter of 2016, the Company abides by this regulation in cases where applicable.

DISCLOSURE PURSUANT TO SECTION 219 OF THE IRAN THREAT REDUCTION AND SYRIA HUMAN RIGHTS ACT OF 2012 (ITRSHRA)

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose in its annual or quarterly reports filed with the SEC whether the issuer or any of its affiliates has knowingly engaged in certain activities, transactions or dealings with the government of Iran, relating to Iran or with designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the annual or quarterly report. Disclosure is required even when the activities were conducted outside the United States by non-U.S. entities and even when such activities were conducted in compliance with applicable law.

In accordance with our Code of Ethics and Business Conduct, we seek to comply with all applicable laws.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Activities relating to Iran

Telecom Group

We have, to our knowledge, two activities relating to Iran: (i) our roaming agreement (mobile services) with Mobile Company of Iran (MCI) (formerly TCI), which allow our mobile customers to use their mobile device on a network outside their subscriber’s home network (see “Glossary of Terms—Roaming”) and (ii) our international telecommunications services agreements with international carriers (fixed services), which cover delivery of traffic to Iran through non-Iranian carriers.

i.                 Roaming agreements (mobile services)

Like all major mobile networks, in response to the competition and customers’ demands, Personal has entered into roaming agreements with many foreign mobile networks, including MCI, to allow their customers to make and receive calls abroad.

Roaming agreements are entered into using standard terms and conditions including the one relating to Iran. Entering into roaming agreements is an activity carried out in the ordinary course of business by a mobile network operator.

Roaming agreements are generally reciprocal. Pursuant to a roaming agreement, when our mobile customers are in a foreign country covered by the network of an operator with which we have a roaming agreement (the “Foreign Operator”), our mobile customers may make and receive calls on their mobile phone using the Foreign Operator’s network. Likewise, the Foreign Operator’s customers may make and receive calls using our networks when these customers are in Argentina.

The Foreign Operator bills us for the calls made and received by our roaming customers at the rate agreed upon in the applicable roaming agreement. We then bill these customers according to the specific roaming fees in their subscription agreement. Likewise, we bill the Foreign Operator for the calls made and received by its clients using our networks for those calls, at the roaming rate agreed upon in the applicable roaming agreement, and then the Foreign Operator bills its clients according to their customer agreements. Roaming agreements do not, generally, contemplate other fees or disbursements.

In 2016, the consolidated impact on net profit (loss) arising from our roaming agreements with MCI was as follows:

•                  our total revenues under roaming agreements with MCI were approximately P$1.1 thousand.

•                  our total charges paid under roaming agreements with MCI were approximately P$1.8 thousand.

These revenues and charges are immaterial to our consolidated revenues and operating expenses. Because we do not separately allocate costs directly attributable to the service provision or other overhead costs to these transactions, the amount of our consolidated net profits earned under these agreements is not determinable, but it does not exceed our gross revenues from the agreements.

Also, as of December 31, 2016, the amount for receivables for these concepts pending to collect were approximately P$0.4 thousand.

The purpose of our roaming agreements is to provide our customers with coverage in areas where we do not own networks. For that purpose, we intend to continue maintaining our roaming agreements.

ii.             Commercial Agreements with International Carriers (fixed services):

We maintain commercial agreements with international carriers from countries other than Iran, which permit those carriers to deliver traffic from Iran to our networks and from our networks to Iran. Telecom Argentina and Telecom USA’s total charges paid under commercial agreements with international carriers regarding delivery of traffic to Iran were approximately P$6,784 thousand.

Regarding incoming traffic, Telecom Argentina and Telecom USA charge the relevant international carrier for their traffic terminated in Telecom’s network. Consequently, Telecom Argentina and Telecom USA do not know the country of origin of such traffic.

Telecom Italia Group

We are also required to disclose our affiliates’ activities relating to Iran as of December 31, 2016. On March 8, 2016, Telecom Italia ceased to be our affiliate. Telecom Italia has included Iran-related

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

disclosure in its annual report on Form 20-F for year ended December 31, 2016, which was filed with the SEC on April 12, 2017.

Activities relating to Syria and Sudan

In addition to the mandatory disclosure regarding the activities related to Iran described above, below we describe our activities that directly or indirectly relate to Syria and Sudan (designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls) (“Designated Countries”):

i.                 Roaming agreements (mobile services)

Operators of mobile telecommunications networks, including Telecom Personal and Núcleo, enter into roaming agreements with other operators of mobile telecommunications networks in the ordinary course of business. See “—Activities relating to Iran—Telecom Group” for a description of roaming agreements.

We maintain roaming agreements with MTN Sudan Co. Ltd, in Sudan and MTN Syria (formerly Spacetel) in Syria. The purpose of all of these roaming agreements is to provide our customers with coverage in areas where we do not own networks. In order to remain competitive and maintain such coverage, we intend to continue maintaining these agreements.

As of December 31, 2016, the approximate revenues, expenses, receivables and payables from roaming agreements with the Designated Countries were as follows:

	December 31, 2016
Roaming agreements (mobile services)	Revenues	Expenses	Receivables	Payables
	In thousands of P$
Syria	0.31	6.53	—	8.81
Sudan	—	0.03	—	0.16
Total	0.31	6.55	—	8.98
% of respective consolidated total amounts	(a)	(a)	—	0.006%

(a)         Less than 0.001%.

ii.             Commercial Agreements with International Carriers (fixed services):

We also maintain commercial agreements with international carriers from countries other than the Designated Countries which permit those carriers to deliver traffic from the Designated Countries to our networks and from our networks to such countries.

Regarding outgoing traffic, during 2016, Telecom has sent traffic to the Designated Countries mainly through Verizon Communications Inc. (United States) and Telekom Malaysia (Malaysia).

As of December 31, 2016, the total approximate expense for delivery of traffic terminated in the Designated Countries was:

Commercial Agreements with
International Carriers (fixed services)	December 31, 2016
In thousands of P$
Syria	22.1
Sudan	(a)
Total outbound costs	22.1
% of consolidated operating expenses	(b)

(a)         Less than P$ 0.5 thousand.

(b)         Less than 0.001%.

Regarding incoming traffic, Telecom Argentina and Telecom USA charge the relevant international carrier for their traffic terminated in Telecom’s network. Consequently, Telecom Argentina and Telecom USA do not know the country of origin of such traffic.

Accordingly, our total payables and receivables from international carriers include those balances arising from traffic related with the Designated Countries but it is not possible to segregate them.

The outbound costs described in the table above are wholly immaterial with respect to the Company’s consolidated operating expenses for the period presented.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

CAPITAL EXPENDITURES

Capital expenditures (investment in Property, Plant and Equipment “PP&E” and Intangible Assets) amounted to P$11,386 million in the year ended December 31, 2016, P$10,100 million in the year ended December 31, 2015, and P$8,957 million in the year ended December 31, 2014.

The following table sets forth our Total Additions (Capital Expenditures plus Materials) for the years ended December 31, 2016, 2015 and 2014, amounting to P$11,860 million, P$11,162 million and P$9,547 million, respectively.

	Year ended December 31,
	2016	2015	2014
	(P$ million)(1)
Land and buildings	372	238	159
Switching and transmission	2,134	1,870	1,234
Equipment and infrastructure for special projects	50	11	13
Access and outside plant	4,936	2,475	1,808
Computer equipment and software	1,397	1,251	707
Other	743	551	383
Subtotal tangible capital expenditures (2)	9,632	6,396	4,304
Rights of use, exclusivity agreements and licenses	32	2,304	3,541
Service connection or habilitation costs	41	36	30
Subscribers acquisition costs	1,681	1,364	1,082
Subtotal intangible capital expenditures	1,754	3,704	4,653
Total capital expenditures	11,386	10,100	8,957
Materials (3)	474	1,062	590
Total additions in PP&E and intangible assets	11,860	11,162	9,547

(1)         The allocation of work in progress among items is estimated.

(2)         Includes materials transferred amounting to P$3,173 million, P$1,888 million and P$656 million as of December 31, 2016, 2015 and 2014, respectively.

(3)         Each year increase is calculated as the net amount between additions and transfers to work in progress during the year.

In addition, the following table shows capital expenditures for the years ended December 31, 2016, 2015 and 2014 broken down by Fixed Services and Mobile Services:

	Year ended December 31,
	2016	2015	2014
	(P$ million)
Fixed Services
Land and buildings	248	177	120
Switching and transmission	1,013	820	516
Equipment and infrastructure for special projects	50	11	13
Outside plant	1,722	1,011	981
Computer equipment and software	397	510	276
Other	390	317	206
Subtotal tangible capital expenditures	3,820	2,846	2,112
Rights of use, exclusivity agreements and licenses	19	39	9
Service connection or habilitation costs	41	36	30
Subscribers acquisition costs	137	158	126
Subtotal intangible capital expenditures	197	233	165
Total Fixed Services capital expenditures	4,017	3,079	2,277

	Year ended December 31,
	2016	2015	2014

Personal Mobile Services and Núcleo Mobile Services
Land and buildings	124	61	39
Switching and transmission	1,121	1,050	718
Mobile network access	3,214	1,464	827
Computer equipment and software	1.000	741	431
Other	353	234	177
Subtotal tangible capital expenditures	5,812	3,550	2,192
Rights of use, exclusivity agreements and licenses	13	2,265	3,532
Subscribers acquisition costs	1,544	1,206	956
Subtotal intangible capital expenditures	1,557	3,471	4,488
Total Personal Mobile Services and Núcleo Mobile Services capital expenditures (1)	7,369	7,021	6,680
Total capital expenditures	11,386	10,100	8,957

(1)         Includes P$639 million, P$469 million and P$357 million of capital expenditures in Paraguay as of December 31, 2016, 2015 and 2014, respectively

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

In the Personal Mobile Services segment, the capital expenditures were mainly oriented towards the deployment of the 4G technology and the extension of the coverage and capacity of our network in numerous cities across Argentina. The objectives were reached mainly through new sites, together with replacement plans and the upgrade of the current network. At the same time, new investments were made in connection with the swap of the Core Platform.

In the Fixed Services segment, specifically in the access area, the investment in deployment of new technologies continued to provide higher bandwidth to customers, mainly over Gigabit-capable Passive Optical Network (GPON) technology whose deployment began massively.

Following the strategy of previous years, in the transportation area, investments were made on the deployment of interurban trunk optical fiber, the increase in the capacity and security of the DWDM (Dense Wavelength Division Multiplexing) Centurión network, the capacity increase of the Backbone IP and the addition of new POPs of content.

Also, investments continued on the installation of equipment for the Metro Ethernet network and the evolution of the capacity and capillarity of regional transportation, especially on the Packet Transport Network. In both business segments, major investments were made on IT projects.

We estimate that our capital expenditures for the year 2017 will be approximately 20% of consolidated revenues. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

We expect to finance these expenditures through cash flows generated by our operations and financing provided by third parties.

PROPERTY, PLANT AND EQUIPMENT

As detailed below, our principal physical properties consist of transmission equipment, access facilities, outside plant (external wiring) and switching equipment. These properties are, at present, mainly located throughout the AMBA and Northern Region. We believe that these assets are, and for the foreseeable future will be, adequate and suitable for their respective uses.

	As of December 31, 2016
	Fixed Services	Personal Mobile Services and Núcleo Mobile Services	Total
	(P$ million)(*)
Land and buildings	1,208	302	1,510
Switching and transmission	3,197	3,272	6,469
Access and outside plant	5,220	5,024	10,244
Equipment & infrastructure for Special Projects	217	—	217
Computer equipment and software	864	1,875	2,739

	As of December 31, 2016
	Fixed Services	Personal Mobile Services and Núcleo Mobile Services	Total
	(P$ million)(*)
Materials	514	765	1,279
Others	248	459	707
Total PP&E, net carrying value	11,468	(**) 11,697	(***) 23,165

(*)                                 The allocation of work in progress among items is estimated.

(**)                          Includes P$2,156 million located in Paraguay.

(***)                   Net of valuation allowance for materials for P$68 million and impairment of PP&E for P$282 million.

All of the above-mentioned assets were used to provide service to our customers as described below.

	2016	2015	2014
	(thousands)
Fixed lines in service	3,920	4,043	4,093
Fixed Internet access lines	1,738	1,814	1,771
Mobile subscribers(*)	22,052	22,202	22,066

(*)         In 2016, 2015 and 2014, includes 2,538, 2,546 and 2,481 thousand Núcleo mobile subscribers, respectively, of which 5, 6 and 5 thousand were Internet (Wi-Max) customers, respectively.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

As of December 31, 2016, we have entered into purchase commitments relating to PP&E totaling P$2,866 million primarily for switching equipment, external wiring, network infrastructure, inventory and other goods and services. In general, the contracts are financed, directly or indirectly, by domestic and foreign vendors.

Our current major suppliers of PP&E are Huawei Tech Investment Co. Ltd. Argentina, Huawei International PTE. LTD (Singapore), Italtel Argentina S.A. (Argentina), Cía. Ericson S.A.C.I. (Argentina), Sofrecom Argentina S.A. (Argentina), Alcatel Lucent de Argentina S.A. (Argentina), Alcatel Lucent International (France), Nokia Solution and Networks (Argentina) and Vlocity UK Limited (United Kingdom).

ITEM 4A.                                       UNRESOLVED STAFF COMMENTS

None.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

ITEM 5.                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion in conjunction with our Consolidated Financial Statements, including the notes to those financial statements, which appear elsewhere in this Annual Report. Our Consolidated Financial Statements have been prepared in accordance with IFRS. See “Item 3—Key Information—Selected Financial Data.” The following discussion and analysis are presented by the Management of our company and provide a view of our financial condition, operating performance and prospects from Management’s perspective. The strategies and expectations referred to in this discussion are considered forward-looking statements and may be strongly influenced or changed by shifts in market conditions, new initiatives that we implement and other factors. Since much of this discussion is forward-looking, you are urged to review carefully the factors referenced elsewhere in this Annual Report that may have a significant influence on the outcome of such forward-looking statements. We cannot provide assurance that the strategies and expectations referred to in this discussion will come to fruition. Forward-looking statements are based on current plans, estimates and projections, and therefore, you should not rely solely on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statements in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. Please refer to “Forward-Looking Statements” and “Item 3—Key Information—Risk Factors” for descriptions of some of the factors relevant to this discussion and other forward-looking statements in this Annual Report.

Management Overview

Telecom is considered one of the leading companies in the Argentine telecommunications sector. The Telecom Group continued focusing on business growth, especially through the deployment of 4G/LTE technology. This deployment allowed us to provide higher speeds of Internet access, improving the mobile customers’ experience, particularly access to Multimedia content. In the fixed services segment we continued to satisfy the demand of higher bandwidth through the deployment of new technologies in the access and transport network.

As of December 31, 2016, the Telecom Group had 22.0 million mobile subscribers (of which 2.5 million came from our subsidiary Núcleo), 3.9 million fixed lines in service and 1.7 million fixed Internet Accesses (equivalent to 44% of fixed lines in service).

To promote the expansion of business, our capital expenditures amounted to P$11,386 million in 2016, equivalent to 21% of consolidated revenues. Investments made by the Telecom Group and the estimated capital expenditures for 2017 are clear evidence of our commitment to our customers.

The following discussion and analysis summarizes relevant measures of results of operations presenting items by nature. The Company believes that the presentation of the measure “operating income before depreciation and amortization” provides investors and financial analysts with appropriate information that is relevant to understanding the Company’s past and present performance as well as our projections of future performance. Moreover, operating income before depreciation and amortization is one of the key performance measures used by Management for monitoring the Company’s profitability and financial position, at each of the segments and consolidated levels.

Continuing the trend of prior years, revenues in 2016 grew by 31% compared to 2015, reaching P$53,240 million, and grew by 21% in 2015 compared to 2014, reaching P$40,496 million. Operating income before depreciation and amortization in 2016 increased by P$3,558 million as compared to 2015, reaching P$14,424 million (equivalent to 27% of total revenues), while in 2015 it increased by P$2,164 million as compared to 2014, reaching P$10,866 million (equivalent to 27% of total revenues). Operating income increased by P$1,614 million in 2016 as compared to 2015, reaching P$7,843 million (equivalent to 15% of total revenues) while in 2015 it increased by P$786 million as compared to 2014, reaching P$6,229 million (equivalent to 15% of total revenues). Net income increased by P$570 million in 2016 as compared to 2015, reaching P$4,005 million (equivalent to 8% of total revenues), while it decreased by P$294 million in 2015 as compared to 2014, reaching P$3,435 million (equivalent to 8% of total revenues). Net income attributable to Telecom Argentina increased by P$572 million in 2016 as compared to 2015, reaching P$3,975 million, while it decreased by P$270 million in 2015 as compared to 2014, reaching P$3,403 million.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

For a discussion of the factors that may affect our results of operations see “Item 3—Key Information—Risk Factors” and “—Years ended December 31, 2016, 2015 and 2014—Factors Affecting Results of Operations” and “—Trend Information” below.

For a detailed analysis of our results of operations for fiscal year 2016, see “—Years ended December 31, 2016, 2015 and 2014” below.

Economic and Political Developments in Argentina

In the second half of 2001 and through the first half of 2002, Argentina experienced a deep economic recession together with an overwhelming financial and political crisis. The rapid and radical nature of changes in the Argentine social, political, economic and legal environment created a very unstable macroeconomic environment. In January 2002, the Argentine government abandoned the convertibility regime which had fixed the peso/U.S. dollar exchange rate at 1:1 and adopted emergency economic measures which converted and froze the rates for the voice-regulated services in the Fixed Services segment into pesos at a 1:1 peso/U.S. dollar ratio (referred to herein as “Pesification”), among other measures. Capital outflows increased sharply, leading to a massive devaluation of the peso and an upsurge in inflation. By the end of 2002, the peso had devalued by 237% (having devalued 280% as of June 30, 2002) while the wholesale price index increased 118% and the consumer price index increased 41%.

After the above mentioned crisis, the Argentine economy began a new period of rapid growth. Argentina’s GDP increased for six consecutive years, from 2003 to 2008. However, the international financial crisis of 2008 affected the country, which recorded a significant fall in its economic activity of 5.9%, interrupting the growth period mentioned above. Throughout 2010 and 2011, the economy showed a rapid and strong recovery, growing at an annual rate of 10.1% and 6.0%, respectively, but in 2012 a slowdown affected the economy and growth was again affected, decreasing by 1.0%. In 2013, better economic conditions helped to increase by 2.4% the country’s economic activity, but a new slowdown was recorded during 2014 as a new decrease of 2.5% in economic activity was recorded. Finally, growth resumed during 2015 at a moderate rate of 2.6%. As of the date of this Annual Report and according to figures published by INDEC, Argentina recorded a fall in its GDP of 2.3% during 2016.

Inflation continued to be the main concern for the economy. According to official statistics reported by the INDEC, the consumer price index rose 9.5% in 2011, 10.8% in 2012 and 10.9% in 2013. Since January 2014, a new consumer price index is being published aimed at improving the accuracy of the macroeconomic statistics. In 2014, the new consumer price index (“IPCNu”) showed an increase of 23.9%. In addition, the INDEC estimates that the Argentine wholesale price index increased by 12.7% in 2011, 13.1% in 2012, 14.8% in 2013 and 28.3% in 2014.

On January 8, 2016, the current administration issued Decree No. 55/2016 declaring a state of administrative emergency with respect to the national statistical system and the INDEC until December 31, 2016. During this state of emergency, the INDEC has suspended publication of certain statistical data (regarding prices, poverty, unemployment and GDP) until it completes a reorganization of its technical and administrative structure capable of producing sufficient and reliable statistical information. As of the date of this Annual Report, INDEC had resumed publication of the aforementioned statistical data, although for some indicators, it has not yet disclosed or provided reestimated figures for certain time periods. Under these circumstances the INDEC has recommended the use of alternative indexes published by San Luis Province and by the Autonomous City of Buenos Aires, which are an integral part of the National Statistic System, until a new index in compliance with international standards is produced. The national CPI and the national wholesale Price index published by the INDEC for the period January-October 2015 was 11.9% and 10.6%, respectively. Additionally, CPI published by the San Luis Province and by the Autonomous City of Buenos Aires for the period November-December 2015 were 9.5% and 6.0%, respectively.

INDEC resumed publication of the wholesale price index the entirety of 2016, which increased by 34.6% based on a year-to-year comparison. According to the latest available data, as INDEC has not disclosed figures for November and December 2015. In turn, the publication of the IPCNu index was resumed in June 2016 disclosing May 2016 monthly inflation figures, while data for the months of January to April of 2016 remains unavailable. Taking this into account, IPCNu index variation from May to December 2016 was 16.9%. Meanwhile, consumer price measures for Buenos Aires City and San Luis Province registered a 41.0% and 31.4% increase during 2016, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

For further detail regarding Argentine economic conditions see “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins.”

Economic activity closed 2016 with a contraction that became deeper during the second and third quarter of the year. The telecommunications sector was also affected by this context. The global economy evidenced mixed results, with U.S. economic activity slowing down slightly in comparison with economic activity in 2015, and Eurozone countries grew at steady levels, with a less favorable outlook after Brexit results. In turn, emerging economies such as China and Brazil have significantly reduced their expansion rates, thus impacting Argentine exports and external competitiveness. Overall household consumption in Argentina registered a decrease during 2016, after being affected by important increases in prices and tariffs that in turn affected real household income.

During the period between 2005 and 2007, the peso remained relatively stable against the U.S. dollar, with US$1.00 trading within a range of P$2.86 to P$3.16. However, the international financial crisis created uncertainty that affected the Argentine exchange rate, as reflected by a peso/dollar exchange rate increase of 9.5% and 10.1% per year in 2008 and 2009, respectively. The peso/dollar exchange rate was relatively stable in 2010 and 2011, ending 2010 at P$3.98 per US$1.00 and 2011 at P$4.30 per US$1.00, increasing 4.7% and 8.0%, respectively. In 2012, 2013 and 2014, the pace of peso devaluation accelerated to 14.4%, 32.5% and 31.1%, respectively; and the official exchange rate ended the year at a P$8.55 per US$1.00. In December 2015, the current administration lifted many of the restrictions to access the FX Markets and the multiple exchange rate system was unified into a floating rate regime. As a consequence, a significant depreciation of the peso occurred, with the exchange rate at P$13.04 per US$ 1.00, an increase of 52.5% by the end of 2015. In addition, on April 21, 2016 the BCRA published Communication “A” 5955, whereby the limits for access to the MULC for payments of foreign accounts payable related to goods and services were eliminated, establishing that starting on the following day access to the market for such payments is unlimited, subject to compliance with the foreign exchange norms in force. As of December 31, 2016, the exchange rate was P$15.89 = US$1.00, while on April 24, 2017, the exchange rate was P$ 15.39= US$1.00.

As the substantial majority of our property and operations are located in Argentina, macroeconomic and political conditions will continue to affect us. The Argentine government has exercised and continues to exercise significant influence over many aspects of the Argentine economy. Accordingly, Argentine governmental actions concerning the economy could significantly affect private sector entities in general and our operations in particular, as well as affect market conditions, prices and returns on Argentine securities, including ours. While our business continued growing in 2016, our operating results, financial condition and cash flows remain vulnerable to fluctuations in the Argentine economy. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina.”

Critical Accounting Policies

Our Consolidated Financial Statements, prepared in accordance with IFRS, are dependent upon and sensitive to accounting methods, assumptions and estimates that we use as a basis for its preparation. We have identified critical accounting estimates and related assumptions and uncertainties inherent in our accounting policies (that are fully described in Note 3 to our Consolidated Financial Statements), which we believe are essential to an understanding of the underlying financial reporting risks. Additionally we have identified the effect that these accounting estimates, assumptions and uncertainties have on our Consolidated Financial Statements.

Use of estimates

IFRS involves the use of assumptions and estimates that may significantly affect the reported amounts of assets, liabilities and results of operations and any accompanying financial information.

Management considers financial projections in the preparation of the financial statements as further described below. These financial projections anticipate scenarios deemed both likely and conservative based upon macroeconomic, financial and industry-specific assumptions. However, actual results may differ significantly from such estimates.

Variations in the assumptions regarding exchange rates, rates of inflation, level of economic activity and consumption, creditworthiness of our current and potential customers, aggressiveness of our current or potential competitors and technological, legal or regulatory changes could also result in

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

significant differences from financial projections used by us for valuation and disclosure of items under IFRS.

The most important accounting estimates, those which require a high degree of subjective assumptions and judgments, are the following:

Revenue recognition

Revenues are recognized to the extent that it is probable that economic benefits will flow to the Telecom Group and their amount can be measured reliably. Revenues are stated net of estimated discounts and returns.

Revenues from upfront connection fees for fixed, data and Internet services that are non-separable from the service are accounted for as a single transaction and deferred over the term of the contract or, in the case of indefinite period contracts, over the average period of the customer relationship (approximately eight years for the fixed telephony customers). Therefore, these revenues are influenced by the estimated expected duration of customer relationships for indefinite period contracts.

Revenues are also subject to estimations of the traffic measures. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on the traffic and are accrued at the end of the month. In addition, revenues from unexpired prepaid recharges made by customers are recognized on the basis of the services used, at the contract price per service.

Changes in these estimations, if any, may require adjustments to recorded revenues.

PP&E and intangible assets

Useful lives and residual value

We record PP&E and intangible assets at acquisition or construction cost. PP&E and intangible assets, except for indefinite useful life intangibles, are depreciated or amortized on a straight-line basis over their estimated useful lives. The determination of the depreciable amount of the assets and their useful lives involves significant judgment. We periodically review, at least at each financial year-end, the estimated useful lives of PP&E and amortizable intangible assets.

Recoverability assessment of PP&E and intangible assets with finite useful life

At a minimum at every annual closing date, we assess whether events or changes in circumstances indicate that PP&E and amortizable intangible assets may be impaired.

Under IFRS, the carrying value of a long-lived asset is considered impaired by the Company when the recoverable amount of such asset is lower than its carrying value. In such event, a loss would be recognized based on the amount by which the carrying value exceeds the recoverable amount of the long-lived asset. The recoverable amount is the higher of the fair value (less costs to sell) and its value in use (present value of the future cash flows expected to be derived from the asset, group of assets or cash generating unit). Once an impairment loss is identified and recognized, future reversal of impairment loss is permitted only if the indicators of the impairment no longer exist or have decreased.

The identification of impairment indicators and the estimate of the value in use for assets (or groups of assets or cash generating units) require Management to make significant judgments concerning the validation of impairment indicators, expected cash flows and applicable discount rates. Estimated cash flows are based on significant assumptions by Management about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, capital cost, etc.

For the years presented, we estimated that there are no indicators of impairment of assets that are subject to amortization, except for the net impairment loss of certain assets amounting to P$383 million, P$230 million and P$25 million in 2016, 2015 and 2014, respectively. See Note 3.k) to our Consolidated Financial Statements.

However, changes in our current expectations and operating assumptions, including changes in our business strategy, technology, competition, changes in market conditions or regulations, could significantly impact these judgments and could require future adjustments to the carrying amount of recorded assets.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Intangible assets with indefinite useful life—PCS license

We determined that Personal’s PCS license met the definition of an indefinite-lived intangible asset for the years presented. Therefore, Personal does not amortize the cost of this license. However, Personal tests it annually for impairment. An impairment loss is recognized when the carrying amount exceeds the recoverable amount. The recoverability assessment of an indefinite-lived intangible asset such as the PCS license requires our Management to make assumptions about the future cash flows expected to be derived from such asset.

Such estimated cash flows are based on significant assumptions by Management about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, discount rate, etc.

Personal’s net cash flows projection is denominated in Argentine pesos, its functional currency. However, due to the fact that there is no prevailing long-term discount rate in pesos available in the market, Personal: (a) has converted such peso-denominated cash flows into U.S. dollars using future estimated exchange rates applicable to each period; and (b) has discounted these U.S. dollar-denominated cash flows at an annual U.S. dollar rate of approximately 11% in order to obtain the recoverable value of intangible assets with indefinite useful life.

Through this evaluation, it was determined that the carrying amount of the PCS license did not exceed the recoverable amount of the asset. As a result, no impairment has been recognized.

Our judgments regarding future cash flows may change due to future market conditions, competition, business strategy, the evolution of technology, changes in regulations and other factors. These changes, if any, may require material adjustments to the carrying amount of the PCS license.

Income Taxes and Recoverability assessment of deferred income tax assets and other tax receivables

We are required to estimate our income taxes (current and deferred) in each of the companies of the Telecom Group according to a reasonable interpretation of the tax law in effect in each jurisdiction where the companies operate. This process may involve complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized for all deductible temporary differences to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets requires estimating future taxable income based on the Company’s projections and takes into account conservative tax planning.

The recoverability assessment of the income tax receivable related to Telecom Argentina’s actions for recourse filed during 2015 and 2016 regarding the amounts determined in excess due to lack of application of the income tax inflation adjustment, is based on the existing legal jurisprudence on this matter and the estimated future behavior of the National Tax Authority and of the National court in their review of the actions filed by the Company (see Note 14 to our Consolidated Financial Statements).

If actual results differ from these estimates due to changes in tax authority’s interpretations and the new fiscal jurisprudence, or we adjust those estimates in future periods, our financial position, results of operation and cash flows may be materially affected.

The measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law as of the end of the reporting period and the effects of future changes in tax laws or rates are not anticipated.

Receivables and payables valued at amortized cost

Receivables and payables valued at amortized cost are initially recorded at their fair value, which is generally determined by using a discounted cash flow valuation method. The fair value under this method is estimated as the present value of all future cash flows discounted using an estimated discount rate, especially for long-term receivables and payables. The estimated discount rate used to determine the discounted cash flow of long-term receivables and payables was an annual rate in pesos of approximately 34% for 2015. The estimated discount rate used to determine the discounted cash flow of long-term receivables in U.S. dollars was an annual rate of 13% for years 2016 and 2015. The discount rate in Guaraníes for loans was 9.42% in 2016 and 2015, and for accounts receivable was 9.8% in 2016 and 2015. The difference between the initial fair value and the nominal amount of

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

receivables and payables is recognized as finance income or expense using the effective interest method over the relevant period.

Changes in these estimated discount rates could materially affect our financial position, cash flows and results of operations.

Provisions

We are subject to proceedings, lawsuits and other claims related to labor, civil, tax, regulatory, commercial and other matters. In order to determine the proper level of provisions relating to these contingencies, we assess the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. We consult with internal and external legal counsel on these matters. A determination of the amount of provisions required, if any, is made after careful analysis of each individual issue. Our determination of the required provisions may change in the future due to new developments in each matter, changes in jurisprudential precedents and tribunal decisions or changes in our method of resolving such matters, such as changes in settlement strategy, and, therefore, these changes may materially affect our financial position, cash flows and results of operations.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make the required payments. We base our estimates on the aging of our accounts receivable balances, the requests by customers to unsubscribe, our historical write-offs, public sector and corporate customer creditworthiness and changes in our customer payment terms. If the financial condition of our customers were to deteriorate, the actual write-offs could be higher than expected.

Years ended December 31, 2016, 2015 and 2014

For purposes of these sections, the fiscal years ended December 31, 2016, 2015 and 2014 are referred to as “2016,” “2015” and “2014,” respectively.

Our results of operations are determined in accordance with IFRS. The Telecom Group provides customers with a broad range of telecommunication services. To fulfill its purpose, the Telecom Group conducts different activities that are distributed among the companies in the Group. Each company represents an operating segment. These operating segments have been aggregated into the following segments according to the nature of the products and services provided and economic characteristics:

Segment	Company of the Telecom Group/Operating Segment
Fixed Services	Telecom Argentina
Telecom Argentina USA
Micro Sistemas (i)
Personal Mobile Services	Personal
Núcleo Mobile Services	Núcleo
Envíos

(i)             Dormant entity during the years ended December 31, 2016, 2015 and 2014.

The main products and services in each segment for the years presented are:

•                  Fixed Services: local area, national long-distance and international communications, supplementary services (including call waiting, itemized invoicing, voicemail, etc.), interconnection with other operators, data transmission (including private networks, point-to-point traffic, radio and TV signal transportation), Internet services, IT solution Outsourcing and sales of equipment.

•                  Personal Mobile Services and Núcleo Mobile Services: service offerings include voice communications, high-speed mobile Internet content and applications download, MMS, SMS, among others; and sale of mobile communication devices (handsets, modems mifi and wingles). The services are supported in the different technologies of the mobile network (2G/3G/4G).

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The following table shows a breakdown of our revenues by business segment for the years ended December 31, 2016, 2015 and 2014:

	2016		2015		2014
Segment	Revenues (1) (P$ million)	% of Consolidated Revenues	Revenues (1) (P$ million)	% of Consolidated Revenues	Revenues (1) (P$ million)	% of Consolidated Revenues

Fixed Services	15,014	28.2	10,736	26.5	8,559	25.7
Personal Mobile Services	35,584	66.8	28,054	69.3	23,204	69.6
Núcleo Mobile Services	2,642	5.0	1,706	4.2	1,578	4.7
TOTAL	53,240	100.0	40,496	100.0	33,341	100.0

(1)         Includes service revenues and equipment sales and the effect of elimination of intersegment transactions.

Management’s explanations under “—(B) Results of Operations by Segment” below regarding changes in financial condition and results of operations for years 2016, 2015 and 2014 related to segments of the Company have been provided based on financial information under IFRS as disclosed in Note 28 to our Consolidated Financial Statements.

Factors Affecting Results of Operations

Described below are certain factors that may be helpful in understanding our operating results. These factors are based on the information currently available to our Management and may not represent all of the factors that are relevant to an understanding of our current or future results of operations. See also “Item 3—Key Information—Risk Factors”. Additional information regarding trends expected to influence our results of operations is analyzed below under “—Trend Information.”

Impact of Political and Economic Environment in Argentina: Levels of economic activity affect our customers’ consumption of our services, the demand for new mobile and fixed lines and Broadband accesses as well as the levels of uncollectible accounts and disconnections. Demand for our services and the amount of revenues we collect are also affected by inflation, the evolution of consumption in the economy, exchange rate variations and the rate of unemployment, among other factors.

Price of services: The LAD (as amended by Decree No. 267/15), under Title VI - Article 48, established that licensees of ICT services may set their prices which shall be fair and reasonable, to offset the costs of exploitation and to tend to the efficient supply and reasonable margin of operation. However, the Regulatory Authority is entitled to observe the prices set by the Company if it understands that they do not comply with the provisions of Article 48 of the LAD. If prices are observed as imposing restrictions on our prices our operating margins may be negatively affected. Before the LAD came into force, the service prices that Telecom Argentina charged in its fixed telephony service (including both monthly charges and measured service charges), installation charges, public telephone charges and charges for Internet dial-up traffic (“Regulated Services”) were subject to regulation.

The impact of the service price adjustments on the Company’s results of operations has been particularly relevant in recent years as a result of inflationary pressures on our costs structure.

Competition: The Argentine telecommunications market has become increasingly competitive. Competition is mainly focused on Internet and mobile services. Recently, through ENACOM Resolution No. 1,299/17, Nextel was authorized to provide SCMA resulting in the entrance of a new competitor for these services. To remain competitive, we must devote significant resources to capital expenditures, and trade expenses (including selling commissions). See “Item 4 —Information on the Company—The Business—Competition.”

Technology Developments and Capital Expenditures: Improvements in technology influence our customers’ demand for services and equipment. For example, demand for fixed-line telecommunications services has been affected by continued significant growth in mobile business. Growth in the fixed-services business at present is being driven by the expansion of Broadband for individuals and corporations. The increase in Broadband adoption has also proven to be a critical factor in facilitating the offering of Value Added Services to customers and the bundling of services.

In the fixed-services business, we must invest in our fixed-line network and information technology. Specifically, in Internet services, we must constantly upgrade our Access technology and software, embrace emerging transmission technologies and improve the responsiveness, functionality, coverage and features of our services.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

In the mobile business, to provide its subscribers with new and better services, Personal has to enhance its mobile networks extending 3G and 4G technology and bandwidth for mobile data transmission. Moreover, taking into account the frequencies acquired, Personal must develop a LTE infrastructure expeditiously, according to regulatory requirements and the mobile market development.

In addition, as new technologies develop, equipment may need to be replaced or upgraded, and network facilities (in particular, mobile and Internet network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. These enhancements and the implementation of new technologies will continue requiring increased capital expenditures. See “Item 4—Information on the Company—Capital Expenditures.”

Devaluation of the peso: The peso has been subject to significant devaluations in the past and may be subject to fluctuation in the future. In recent years, there was a significant devaluation which amounted to approximately 21.9% in 2016, 52.5% in 2015 and 31.1% in 2014. The majority of our revenues are received in pesos whereas a portion of the costs regarding materials and supplies related to the construction and maintenance of our networks and services are incurred in foreign currencies. Also, the high level of competition limited our ability to transfer to our customers the fluctuations in the exchange rates between the peso and the U.S. dollar and other currencies. In addition, any devaluation of the peso against foreign currencies may increase operating costs and capital expenditures, which will adversely affect our results of operations, considering the net effect on revenues and costs.

Increase in inflation. In the past, Argentina has experienced periods of high inflation. In recent years, inflation levels have been increasing and have remained relatively high. The economic recovery, a higher increase in public spending or a fast devaluation of the Argentine peso could lead to higher inflation. Any increase in inflation levels not accompanied by an increase in the rates we charge our customers could adversely affect our results of operations in nominal and real terms. See “Item 3—Key Information—Risk Factors—Risks relating to Argentina—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins.”

Our Consolidated Financial Statements and the financial information included elsewhere in this Annual Report have been prepared on a historical basis in accordance with IFRS. However, due to the high level of inflation prevailing in Argentina in the last few years, Management analyzed the conditions established by IAS 29 paragraph 3 to consider an economy as hyperinflationary. It should be mentioned that if the conditions established by IAS 29 to consider an economy as a hyperinflationary are met, the restatement of financial statements must be made retroactively from the date of the revaluation used as deemed cost (in the case of Group companies located in Argentina, since February 2003) or from the acquisition date for assets acquired after that date.

Based on the analysis made as of December 31, 2016, Management considers that the quantitative condition provided in section e) of IAS 29 has been met, while the qualitative conditions of the Argentine economy are mixed (some suggest the existence of a high inflation environment while others have not substantially changed from previous years, when it was concluded that our financial statements should not be restated). Under these circumstances, and in order to be objective, Management gave prominence to the conclusions reached by some international auditing firms that were available to Management, which considered that as of December 31, 2016 there was insufficient evidence to consider the Argentina’s economy as “hyperinflationary” under IAS 29. Similar conclusions were reached under US GAAP by the International Practices Task Force (the “IPTF”), according to its memorandum issued on November 17, 2016. See “Item 3—Key Information—Risk factors—Risk Factors Relating to Argentina— Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins”, “Economic and Political Developments in Argentina” and Note 1.e) to the Consolidated Financial Statements.

Although we believe that in 2017 inflation rates will be significantly reduced, IAS 29 and the IPTF recommended that Argentine issuers continue monitoring whether the Argentine economy qualifies as highly inflationary. Therefore, given the retroactive nature of the potential financial information restatement that should be applied in the event that Argentine economy be qualified as highly inflationary, under “—Additional relevant information on the possible application of IAS 29 in the Telecom Group as of December 31, 2016, 2015 and 2014” we provide an aggregate estimation of IAS 29 application for the amounts reported in accordance with IFRS as of December 31, 2016, 2015 and 2014.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Tax pressures and litigation. Local municipalities in the regions where we operate have introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed-line and mobile networks. Local and federal tax authorities have brought an increasing number of claims against us. We disagree with these proceedings and we are contesting them. Also, jurisprudential changes in labor and pension matters have generated higher claims from employees and former employees and also increased claims from employees of a contractor or subcontractor alleging joint liability. We cannot assure you that the laws and regulations currently governing the economy or the telecommunications industry will not change, that the claims will be resolved in our favor, or that any changes to the existing laws and regulations will not adversely affect our business, financial condition, results of operations and cash flows as well.

(A) Consolidated Results of Operations

In the year ended December 31, 2016, we reported net income of P$4,005 million, compared to net income of P$3,435 million for the year ended December 31, 2015, and net income of P$3,729 million for the year ended December 31, 2014. Net income attributable to Telecom Argentina increased by P$572 million in 2016 as compared to 2015, reaching P$3,975 million, while it decreased by P$270 million in 2015 as compared to 2014, reaching P$3,403 million, from P$3,673 million reported in 2014.

Consolidated revenues in 2016 were P$53,240 million compared to P$40,496 million in 2015 and P$33,341 million in 2014. The increase of P$12,744 million in 2016 (a 31% increase) can be largely attributed to the growth in the Personal and Núcleo Mobile Services segments, including handset revenues and in Internet and Data services included in the Fixed Services segment.

In 2016, operating expenses (including depreciation and amortization and impairment of PP&E) totaled P$45,480 million, representing an increase of P$11,169 million, or 33%. In 2015, operating expenses (including depreciation and amortization and gain on disposal of PP&E and impairment of PP&E) totaled P$34,311 million, representing an increase of P$6,366 million, or 23% in relation to 2014. The increase in costs in both years is mainly a consequence of higher revenues, higher expenses related to competition in mobile and Internet businesses, higher direct and indirect labor costs on the cost structure of the Telecom Group in Argentina, the increase in fees for services related to higher supplier prices, the increase in taxes and fees with the Regulatory Authority, the increase of VAS costs, the increase in bad debt expenses and higher depreciation and amortization of PP&E and intangible assets. Also, in 2016, the increase is mainly due to higher provisions costs, higher agents’ commissions, and, in 2015 is also mainly due to an increase in cost of equipment and handsets.

(A.1) 2016 Compared to 2015

	Years Ended December 31,				Change by segment (1)
	2016	2015	Total Change		Fixed Services	Personal Mobile Services	Núcleo Mobile Services
	(P$ million)%				(P$ million)
Revenues	53,240	40,496	31	12,744	4,278	7,530	936
Other Income	83	44	89	39	27	11	1
Operating expenses (without depreciation and amortization)	(38,899)	(29,674)	31	(9,225)	(3,637)	(4,933)	(655)
Operating income before depreciation and amortization (2)	14,424	10,866	33	3,558	668	2,608	282
Depreciation and amortization	(6,198)	(4,438)	40	(1,760)	(371)	(1,094)	(295)
Impairment of PP&E	(383)	(199)	92	(184)	92	(275)	(1)
Operating income	7,843	6,229	26	1,614	389	1,239	(14)
Financial results, net	(2,244)	(1,102)	104	(1,142)	35	(1,213)	36
Income tax expense	(1,594)	(1,692)	(6)	98	96	16	(14)
Net income	4,005	3,435	17	570	520	42	8

Net income attributable to:
Telecom Argentina (Controlling Company)	3,975	3,403	17	572
Noncontrolling interest	30	32	(6)	(2)

(1)         Includes the effect of eliminations of Intersegment transactions.

(2)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Revenues

	Years Ended December 31,				Change by segment (1)
	2016	2015	Total Change		Fixed Services	Personal Mobile Services	Núcleo Mobile Services
	(P$ million)%				(P$ million)
Voice	17,566	13,854	27	3,712	1,671	1,733	308
Data	9,984	9,249	8	735	1,139	(520)	116
Internet	17,804	11,377	56	6,427	1,438	4,578	411
Service Revenues	45,354	34,480	32	10,874	4,248	5,791	835
Equipment (2)	7,886	6,016	31	1,870	30	1,739	101
Revenues	53,240	40,496	31	12,744	4,278	7,530	936

(1)         Net of the Intersegment revenues effect.

(2)         This item is composed of voice, data and Internet equipment in each year.

During 2016, total consolidated revenues increased by 31% to P$53,240 million from P$40,496 million in 2015, mainly driven by the mobile services provided by Personal and our Broadband and data transmission businesses.

Consolidated revenues for 2016 and 2015 are comprised as follows:

Voice

Revenues from voice services increased 27% to P$17,566 million in 2016 from P$13,854 million in 2015. Revenues from voice services represented 33% of our total consolidated revenues for 2016 compared to 34% of our total consolidated revenues for 2015.

Fixed services

Revenues from voice services represented 40% of our total Fixed Services segment revenues attributable to third parties for each of 2016 and 2015.

Voice services mainly include revenues from monthly charges, charges for supplementary services, measured service (national and international calls) and public telephone service. Charges for supplementary services include call waiting, call forwarding, three-way calling, caller ID, direct inwards dialing, toll-free service and voicemail, among others. Measured service charges are based on the number and duration of calls. Measured service revenues depend on the number of lines in service, the volume of usage, the number of new lines installed and applicable rates. They also include interconnection services (which primarily include Access, termination and long-distance transport of calls), international long-distance service (which reflect payments made under bilateral agreements between Telecom Argentina and foreign telecommunications carriers covering inbound international long-distance calls) and revenues related to billing and collection services charged to other operators.

Revenues from voice-retail increased 41% to P$4,654 million.

Monthly charges and supplementary services increased by P$1,074 million or 76% to P$2,480 million in 2016 from P$1,406 million in 2015. Such growth was mainly due to an increase of residential monthly basic charges prices since May 2016 and an increase in the prices of supplementary services.

Measured service charges increased 15% to P$2,073 million in 2016 from P$1,800 million in 2015. The increase was mainly due to the increase in plans prices (both in local and national long-distance).

Voice-wholesale revenues (including fixed and mobile interconnection revenues and lease of circuits, together with the revenues generated by the subsidiary Telecom Argentina USA amounting to P$265 million) amounted to P$1,356 million in 2016 (31% higher than in 2015). Interconnection services reached P$845 million in 2016, an increase of P$156 million, or 23% as compared to 2015. Other wholesale revenues reached P$511 million in 2016, an increase of P$165 million, or 48%, as

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

compared to 2015. The increase was mainly due to higher prices related to cell sites rentals and lease of circuits due to the variation of the P$/US$ exchange rate.

Personal Mobile services

Revenues from voice services represented 30% of our total Personal Mobile Services segment revenues attributable to third parties for 2016 compared to 32% for 2015.

Voice services mainly include revenues from monthly charges, airtime usage charges and roaming charges to our customers for their use of our and other carriers’ networks, CPP, TLRD and roaming charges to other mobile service providers whose customers use our network.

Voice-retail revenues reached P$8,503 million in 2016 (an increase of 22% as compared to 2015). The increase was mainly due to the increase in monthly charges prices for the post-paid and “Abono Fijo” subscribers and prepaid services, net of the variation of the subscriber’s base (evidencing an increase of 1.2% and 0.7% of post-paid, “Abono Fijo” subscriber’s base, respectively and a decrease of 1.4% of prepaid of subscriber’s base as compared to 2015).

Voice-wholesale revenues to third parties reached P$2,078 million in 2016 (an increase of 10% as compared to 2015). The increase was mainly due to an increase in interconnection prices, partially offset by a decrease in interconnection traffic (mainly TLRD and CPP).

In Núcleo Mobile Services segment, voice revenues increased by 46% to P$975 million in 2016 compared to P$667 million in 2015, mainly due to the devaluation of the P$ as compared to the Guaraní.

Data and Internet

Revenues from data and Internet services increased 35% to P$27,788 million in 2016 from P$20,626 million in 2015. Revenues from data and Internet represented 52% of our total consolidated revenues in 2016 compared to 51% of our total consolidated revenues in 2015.

In the Mobile Services segments, data and Internet services mainly include SMS, contents via SMS and Internet. Revenues from data and Internet in the Personal Mobile segment increased 30% to P$17,468 million in 2016 from P$13,410 million in 2015.

As a consequence of the increase in VAS consumption (Internet and data), the ARPU increased to P$112.3 per month in 2016 (as compared to P$91.5 per month in 2015) in the Personal Mobile Segment.

Data

Revenues from data services in the Fixed segment increased 64% to P$2,919 million in 2016 from P$1,780 million in 2015. These revenues were generated by focusing on Telecom Argentina’s position as an integrated ICT provider (Datacenter and VPN, among others) for wholesale and government segments. The increase was primarily due to higher prices of these services related to the variation of the P$/US$ exchange rate and the increase in the number of customers of Innovation services (which generated an increase of P$812 million as compared to 2015).

Mobile data revenues reached P$7,065 million in 2016 (a decrease of 5% as compared to 2015). The decrease was due to lower revenues from the principal item of VAS revenues, SMS consumption in Personal Mobile Services Segment, which decreased by 27%from 2015 to 2016. Notwithstanding, this effect was partially offset by a constant increase of the SMS with content sales (where its inter-annual variation amounted to an increase of P$438 million or 14%).

Internet

Internet revenues in the Fixed segment increased by 32% to P$5,994 million in 2016 from P$4,556 million in 2015. The increase was mainly due to an increase in average prices resulting in an improvement in the ARPU, which amounted to P$270.9 per month in 2016 as compared to P$207.4 per month in 2015, which was partially offset by a decrease in Broadband service access lines (a decrease of 4% of access lines as compared to 2015). As of December 31, 2016 the number of Internet accesses reached approximately 1.7 million (of which 1,298,000 correspond to an increase of access over 3Mb as compared to 1,010,000 in 2015) equivalent to 44% of fixed lines in service of Telecom Argentina (as compared to 45% in 2015), compared to approximately 1.8 million as of December 31, 2015, as a consequence of a decrease of prepaid customers with no consumption.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Mobile Internet revenues in the Personal Mobile segment increased 73% to P$10,832 million in 2016 from P$6,254 million in 2015. This increase is mainly explained by the increase in browsing services consumption of Personal’s subscribers, which was mainly fueled by the increase in the offer of services, plans and packs (including VAS) launched by Personal. This growth was fueled by new subscribers, the migration of existing ones to higher-value plans and the increase in subscribers that acquired 3G and 4G handsets, which facilitate Internet browsing.

Equipment

Revenues from equipment increased by 31% to P$7,886 million in 2016 from P$6,016 million in 2015. The Personal Mobile Services segment showed an increase of P$1,739 million as compared to 2015 due to an increase in handset’s average sale price (an increase of 34% as compared to 2015), which was partially offset by a decrease in handset units sold (a decrease of 4% as compared to 2015), resulting in a higher operating margin. Núcleo Mobile Services segment reached an increase of P$101 million (an increase of 64% as compared to 2015) due to an increase in handset’s average sale prices including the effect of the devaluation of P$ against Guaraníes (an increase of 78% as compared to 2015), partially offset by a decrease in handset units sold (a decrease of 8% as compared to 2015).

Other Income

Other income mainly includes penalties and indemnities collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided and gains on disposal of PP&E since 2016. During 2016, other income increased by 89% to P$83 million from P$44 million in 2015, mainly due to an increase in penalties and indemnities collected from suppliers.

Operating expenses (without depreciation and amortization)

Total operating expenses (without depreciation and amortization and impairment of PP&E) increased by P$9,225 million totaling P$38,899 million in 2016, representing a 31% increase as compared to 2015.

					Change by segment (1)
	Years Ended December 31,				Fixed	Personal Mobile	Núcleo Mobile
	2016	2015	Total Change		Services	Services	Services
	(P$ million)%				(P$ million)
Employee benefit expenses and severance payments	9,800	7,253	35	2,547	1,952	525	70
Interconnection costs and other telecommunications charges	2,553	2,170	18	383	235	110	38
Fees for services, maintenance, materials and supplies	5,006	3,919	28	1,087	532	478	77
Taxes and fees with the Regulatory Authority	5,125	3,943	30	1,182	300	854	28
Commissions	3,849	3,193	21	656	59	501	96
Cost of equipment and handsets	6,188	4,595	35	1,593	54	1,421	118
Advertising	874	814	7	60	18	16	26
Cost of VAS	1,499	1,256	19	243	15	193	35
Provisions	187	113	65	74	61	13	—
Bad debt expense	1,228	564	118	664	73	489	102
Other operating expense	2,590	1,854	40	736	338	333	65
Total operating expenses (without depreciation and amortization)	38,899	29,674	31	9,225	3,637	4,933	655

(1)         Net of the Intersegment transactions effect.

Employee benefit expenses and severance payments

During 2016, employee benefit expenses and severance payments were P$9,800 million, representing a 35% increase from 2015. This was primarily due to salary increases that Telecom implemented across all segments with several trade unions with respect to the unionized employees and also to non-unionized employees, together with related social security charges.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

With a total headcount of 15,970 at the end of 2016 (a decrease of 2% as compared to 2015), lines in service per employee reached 360 in the Fixed Services segment (a decrease of 3% as compared to 2015), 4,187 customers by employee in the Personal mobile services segment ( an increase of 5% as compared to 2015) and 6,317 customers by employee in the Núcleo mobile services segment (an increase of 1.5% as compared to 2015).

Interconnection costs and other telecommunications charges

Interconnection costs and other telecommunication charges (including charges for TLRD, Roaming, cost of international outbound calls and lease of circuits) amounted to P$2,553 million in 2016 as compared to P$2,170 million in 2015. The increase was mainly due to an increase in international outbound calls and Roaming traffic, and higher TLRD costs.

Fees for services, maintenance, materials and supplies

Expenses related to fees for services, maintenance, materials and supplies increased by 28% to P$5,006 million in 2016 from P$3,919 million in 2015. Maintenance, material and supplies costs increased 48% as compared to 2015 (including obsolescence of inventories) and fees for services increased 11% as compared to 2015. The increase was mainly due to higher maintenance costs of radio bases in the mobile services segments, as a result of the variation in the P$/US$ exchange rate, an increase in corrective and preventive technical assistance cost of radio bases, higher system licenses costs, higher costs of sites location and higher storage costs. There were also increases in other maintenance costs and fees for services, mainly due to higher costs recognized by suppliers in all segments.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority (including turnover tax, tax on deposits and withdrawals from bank accounts, municipal and other taxes) increased by 30% to P$5,125 million in 2016 from P$3,943 million in 2015, mainly influenced by the increase in revenues of fixed and mobile services in Argentina and higher taxes on deposits and withdrawals from bank accounts related to higher collections and payments to suppliers.

Commissions

Commissions (including agent, distribution of prepaid cards and other commissions) increased by 21% to P$3,849 million in 2016 from P$3,193 million in 2015. The increase was mainly due to the increase in agents’ commissions (associated with higher revenues) as a result of higher customer’s acquisition and retention costs recognized and an increase in outsourced sales commissions and collection commissions.

Commissions are net of agents’ commissions capitalized as Subscriber acquisition cost (“SAC”), which totaled P$1,403 million in 2016 (an increase of P$231 million or 20% as compared to 2015), and it’s directly related to the gross increase of new customers in the “Abono Fijo” subscribers’ base, mainly in the Personal Mobile Services segment, and the increase in the commissions prices.

Cost of equipment and handsets

During 2016, the cost of equipment and handsets increased to P$6,188 million from P$4,595 million in 2015, mainly due to an increase in the average unit cost of sales (an increase of 39% as compared to 2015) which was partially offset by a decrease in the units of handsets sold (a decrease of 4% as compared to 2015) in the Personal Mobile Services segment.

Cost of equipment and handsets are net of handset costs capitalized as SAC, which amounts to P$130 million in 2016, P$37 million, or 40% higher than in 2015.

Advertising

Costs related to advertising increased by P$60 million, or 7%, to P$874 million in 2016, mainly due to an increase in media campaigns of Personal related to the launch of 4G services throughout the country.

Cost of VAS

Cost of VAS amounted to P$1,499 million in 2016 (an increase of P$243 million as compared to 2015), mainly due to the increase of VAS sales in the Personal Mobile Services segment (mainly the Contents via SMS service) as a consequence of several campaigns launched by Personal.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Provisions

During 2016, we recorded P$187 million in provisions compared to P$113 million recorded in 2015, representing a 65% increase. The increase was mainly due to higher labor and regulatory claims, which were partially offset by lower civil and commercial claims. See Note 17 to our Consolidated Financial Statements for more information.

Bad debt expenses

In 2016, bad debt expense amounted to P$1,228 million, an increase of 118% as compared to 2015, representing 2.3% and 1.4% of consolidated revenues in each of 2016 and 2015. The major increase is observed in the Personal Mobile Services segment as a consequence of higher aging of the accounts receivables and higher incidence of handset sales directly financed by Personal and Núcleo to its post-paid and “Abono Fijo” subscribers.

Other Operating Expenses

Other operating expenses, which include transportation costs, energy and rentals, among others, increased by 40% to P$2,590 million in 2016 from P$1,854 million in 2015, primarily as a result of higher prices on related services, especially in transportation, freight and travel expenses(an increase of P$193 million or 25% as compared to 2015), among others, in the operations in Argentina; the increase of rent prices (an increase of P$225 million or 42% as compared to 2015), as a result of new agreements and the renegotiation of some existing agreements and an increase in the energy cost (an increase of P$181 million or 53% as compared to 2015), mainly due to an increase in prices.

For a further breakdown of our consolidated operating expenses, see “—Results of Operations by Segment” below.

Operating income before depreciation and amortization

Our consolidated operating income before depreciation and amortization was P$14,424 million in 2016, (representing an increase of P$3,558 million or 33% from P$10,866 million in 2015). It represented 27% of total consolidated revenues, in each 2016 and 2015. This growth was mainly fueled by the Fixed Services segment (an increase of P$760 million or 30% as compared to 2015) and Personal Mobile Services segment (an increase of P$2,529 million or 32% as compared to 2015).

Depreciation and Amortization

Depreciation of PP&E and amortization of intangible assets increased by P$1,760 million, or 40% as compared to 2015, to P$6,198 million during 2016. The increase was mainly due to the increase in PP&E depreciation of P$1,312 million, the increase in the amortization of SAC and Service connection costs of P$429 million, and the increase in the amortization of other intangible assets of P$19 million.

Impairment of PP&E

In 2016, impairment loss of PP&E amounted to P$383 million, which was mainly related to the Mobile swap of Vendors in AMBA, and the simultaneous modernization of 2G/3G technology.

In 2015, the impairment is mainly related to projects of Telecom Argentina of P$116 million (P$107 million related to AFA Plus Project) and Telecom Personal of P$114 million (Telecom Personal has assessed the recoverability of a group of former work in progress, recording an impairment of P$44 million equivalent to its book value and an impairment of P$49 million related to the total amount of works related to the discontinuation of the Orga Gold IT project and recorded an impairment of P$21 million related to the Mobile swap of Vendors in AMBA, and the simultaneous modernization of 2G/3G technology).

Operating income

During 2016, consolidated operating income was P$7,843 million, representing an increase of P$1,614 million or 26% from 2015. Operating income represented 15% of consolidated revenues in each of 2016 and 2015.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

	Years Ended December 31,		% of Change
	2016	2015	2016-2015
	(P$ million / %)		Increase/(Decrease)
Operating income before depreciation and amortization (1)	14,424	10,866	33
As % of revenues	27	27
Depreciation and amortization	(6,198)	(4,438)	40
As % of revenues	(12)	(11)
Impairment of PP&E	(383)	(199)	92
Operating income	7,843	6,229	26
As % of revenues	15	15

(1)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” for a discussion of the use of this measure.

Financial results, net

During 2016, the Company recorded a net financial loss of P$2,244 million compared to a net financial loss of P$1,102 million in 2015. The variation is mainly due to higher interest on loans as a result of higher indebtedness of the Company of P$1,047 million, lower interest on time deposits and other investments at a total cost of P$272 million, higher interest on provisions at a total cost of P$70 million, which were partially offset by lower foreign currency exchange losses net of NDF agreement of P$85 million and higher interest on receivables of P$190 million.

Income tax expense

Income tax expense amounted to P$1,594 million and P$1,692 million in 2016 and 2015, respectively.

The Company’s income tax charge includes three effects: (i) the current tax payable for the year pursuant to tax legislation applicable to each company in the Telecom Group; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to tax versus financial accounting criteria; and (iii) tax receivable from the action for recourse filed by Telecom Argentina claiming income tax determined in excess.

(i)         Regarding current tax expenses, Telecom Argentina, Telecom Argentina USA, Personal and Núcleo generated tax profit in fiscal year 2016, resulting in an income tax payable of P$2,091 million versus P$1,721 million in 2015. Fixed Segment income tax expense in 2016 amounted to P$476 million as compared to P$278 million in 2015; Personal’s income tax expense, in 2016, amounted to P$1,586 million compared to P$1,410 million in 2015; and Núcleo’s income tax expense, in 2016, amounted to P$29 million compared to P$33 million in 2015.

(ii)          Regarding the deferred tax, in 2016 and 2015, the Fixed Segment recorded a deferred tax gain of P$49 million and P$25 million, respectively; Personal recorded a deferred tax gain of P$80 million and a deferred tax loss of P$112 million (mainly due to an increase in the allowance for doubtful accounts) in 2016 and 2015, respectively; and Núcleo generated a P$18 million gain in 2015.

(iii) Telecom Argentina filed actions for recourse with the AFIP in 2015 and 2016 to claim the full tax determined in excess. The income tax determined in excess qualifies as a tax credit in compliance with IAS 12 and the Company recorded a gain of P$368 million and P$98 million in 2016 and 2015, respectively. For the determination of the tax credit valuation, the Company has estimated the amount of the tax paid determined in excess for fiscal years 2009-2016 weighting the probability of certain variables according to the jurisprudential precedents known until such date. The Management will assess Tax Authority’s resolutions related to actions for recourse filed and the evolution of jurisprudence in order to annually measure the tax credit recorded. See Note 14 to our Consolidated Financial Statements.

Net Income

For 2016, we recorded net income of P$4,005 million (8% of total consolidated revenues), of which P$3,975 million is attributable to Telecom Argentina. The Fixed Services segment accounted for a gain of P$1,163 million, the Personal Mobile Services segment accounted for a gain of P$2,750

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

million and the Núcleo Mobile Services segment accounted for a gain of P$92 million, representing 7%, 8% and 3% of the total segment revenues, respectively, including intercompany transactions.

For 2015, we recorded net income of P$3,435 million (8% of total consolidated revenues), of which P$3,403 million is attributable to Telecom Argentina. The Fixed Services segment accounted for a gain of P$564 million, the Personal Mobile Services segment accounted for a gain of P$2,774 million and the Núcleo Mobile Services segment accounted for a gain of P$97 million, representing 4%, 10% and 6% of the total segment revenues, respectively, including intercompany transactions.

(A.2) 2015 Compared to 2014

	Years Ended December 31,				Change by segment(1)
	2015	2014	Total Change		Fixed Services	Personal Mobile Services	Núcleo Mobile Services
	(P$ million)%				(P$ million)
Revenues	40,496	33,341	21	7,155	2,177	4,850	128
Other Income	44	47	(6)	(3)	13	(16)	—
Operating expenses (without depreciation and amortization)	(29,674)	(24,686)	20	(4,988)	(1,814)	(3,031)	(143)
Operating income before depreciation and amortization(2)	10,866	8,702	25	2,164	376	1,803	(15)
Depreciation and amortization	(4,438)	(3,243)	37	(1,195)	(296)	(870)	(29)
Gain on disposal of PP&E and impairment of PP&E	(199)	(16)	n/a	(183)	(100)	(84)	1
Operating income	6,229	5,443	14	786	(20)	849	(43)
Financial results, net	(1,102)	253	n/a	(1,355)	(471)	(841)	(43)
Income tax expense	(1,692)	(1,967)	(14)	275	248	20	7
Net income	3,435	3,729	(8)	(294)	(243)	28	(79)

Net income attributable to:
Telecom Argentina (Controlling Company)	3,403	3,673	(7)	(270)
Noncontrolling interest	32	56	(43)	(24)

(1)         Includes the effect of eliminations of Intersegment transactions.

(2)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

Revenues

	Years Ended December 31,				Change by segment (1)
	2015	2014	Total Change		Fixed Services	Personal Mobile Services	Núcleo Mobile Services
	(P$ million)%				(P$ million)
Voice	13,854	11,766	18	2,088	557	1,565	(34)
Data	9,249	9,467	(2)	(218)	310	(510)	(18)
Internet	11,377	7,045	61	4,332	1,302	2,919	111
Service Revenues	34,480	28,278	22	6,202	2,169	3,974	59
Equipment (2)	6,016	5,063	19	953	8	876	69
Revenues	40,496	33,341	21	7,155	2,177	4,850	128

(1)         Net of the Intersegment revenues effect.

(2)         This item is composed of voice, data and Internet equipment in each year.

During 2015, total consolidated revenues increased by 21% to P$40,496 million from P$33,341 million in 2014, mainly driven by our mobile, Broadband and data transmission businesses.

Consolidated revenues for 2015 and 2014 are comprised as follows:

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Voice

Revenues from voice services increased 18% to P$13,854 million in 2015 from P$11,766 million in 2014. Revenues from voice services represented 34% of our total consolidated revenues for 2015 compared to 35% of our total consolidated revenues for 2014.

Fixed services

Revenues from voice services represented 40% of our total Fixed Services segment revenues attributable to third parties for 2015 compared to 44% for 2014.

Voice services mainly include revenues from monthly basic charges, charges for supplementary services, measured service (national and international calls) and public telephone service. Charges for supplementary services include call waiting, call forwarding, three-way calling, caller ID, direct inwards dialing, toll-free service and voicemail, among others. Measured service charges are based on the number and duration of calls. Measured service revenues depend on the number of lines in service, the volume of usage, the number of new lines installed and applicable rates. They also include interconnection services (which primarily include Access, termination and long-distance transport of calls), international long-distance service (which reflect payments made under bilateral agreements between Telecom Argentina and foreign telecommunications carriers covering inbound international long-distance calls) and revenues related to billing and collection services charged to other operators.

Revenues from voice-retail increased 16% to P$3,304 million and were affected by the freezing of regulated rates in early 2002. Revenues from regulated rate services represented 26% of our total segment revenues in 2015 compared with 28% in 2014.

Monthly basic charges and supplementary services increased by P$203 million or 17% to P$1,406 million in 2015 from P$1,203 million in 2014. Such growth was mainly due to an increase of their prices (mainly due to an increase in monthly basic prices in the Business Segment of approximately 55% and an average increase of 14% in supplementary services prices).

Measured service charges increased 17% to P$1,800 million in 2015 from P$1,541 million in 2014. The increase was mainly due to the increase in plans prices (both in local and national long-distance), while customers remain stable.

Voice-wholesale revenues (including fixed and mobile interconnection revenues, together with the revenues generated by the subsidiary Telecom Argentina USA amounting to P$151 million) amounted to P$1,035 million in 2015 (an increase of 11% as compared to 2014). Interconnection services reached P$689 million in 2015, an increase of P$68 million or 11% as compared to 2014. Other wholesale revenues reached P$346 million in 2015, an increase of P$38 million or 12% compared to 2014. The increase was mainly due to higher prices related to cell sites rentals due to the variation of the P$/US$ exchange rate.

Personal Mobile services

Revenues from voice services represented 32% of our total Personal Mobile Services segment revenues attributable to third parties for 2015 compared to 31% for 2014.

Voice services mainly include revenues from monthly basic charges, airtime usage charges and roaming charges to our customers for their use of our and other carriers’ networks, CPP, TLRD and roaming charges to other mobile service providers whose customers use our network.

Voice-retail revenues reached P$6,964 million in 2015 (an increase of 31% as compared to 2014). The increase was mainly due to the increase in monthly charges prices in the post-paid and “Abono Fijo” subscribers (an increase of 30% as compared to 2014) and prepaid services (an increase of 22% as compared to 2014), and because of the positive variation of the subscribers base in “Abono Fijo” (an increase of 5.6% as compared to 2014).

Voice-wholesale revenues to third parties reached P$1,884 million in 2015 (a decrease of 4% as compared to 2014). The decrease was mainly due to the decrease in interconnection traffic (TLRD and CPP).

In Núcleo Mobile Services segment, voice revenues decreased 5% to P$667 million in 2015 compared to P$701 million in 2014.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Data and Internet

Revenues from data and Internet services increased 25% to P$20,626 million in 2015 from P$16,512 million in 2014. Revenues from data and Internet represented 51% of our total consolidated revenues for 2015 compared to 50% of our total consolidated revenues for 2014.

In the Mobile Services segments, data and Internet services mainly include SMS, contents via SMS, MMS, Browsing and Internet. Revenues from data and Internet in the Personal Mobile segment increased 22% to P$13,410 million in 2015 from P$11,001 million in 2014.

As a consequence of the increase in VAS consumption (Internet and data), the ARPU increased to P$91.5 per month in 2015 (as compared to P$74.2 per month in 2014) in the Personal Mobile Segment.

Data

Revenues from data services in the Fixed segment increased 21% to P$1,780 million in 2015 from P$1,470 million in 2014. These revenues were generated focusing on the Company’s position as an integrated ICT provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was primarily due to higher prices of these services related to the variation of the P$/US$ exchange rate (mainly due to an increase in prices of the product Integra by 16% as compared to 2014 and in prices of VPN-IP services by 34% as compared to 2014) and to the increase in the number of customers of Innovation services (mainly due to an increase in the number of customers of Integra of 8% as compared to 2014 and in the number of customers of VPN-IP services of 0.2% as compared to 2014).

Mobile data revenues reached P$7,469 million (a decrease of 7% as compared to 2014). The decrease was due to lower revenues from the principal item of VAS revenues, SMS consumption in Personal Mobile Services Segment, which decreased 15%. Notwithstanding, this effect was partially offset with a constant increase of the SMS with content sales, as a result of several campaigns launched by Personal (where its inter-annual variation amounted to an increase of P$192 million or 7%).

Internet

Internet revenues in the Fixed segment increased 40% to P$4,556 million in 2015 from P$3,254 million in 2014. The increase was mainly due to the substantial expansion of the Broadband service (an increase of 2% of access lines as compared to 2014), and an increase in average prices resulting in an improvement in the ARPU amounted to P$207 per month in 2015 as compared to P$153 per month in 2014. As of December 31, 2015 the number of Internet accesses reached approximately 1.8 million equivalent to 45% of fixed lines in service of Telecom Argentina (as compared to 43% in 2014), compared to approximately 1.8 million as of December 31, 2014.

Mobile Internet revenues in the Personal Mobile segment increased 88% to P$6,254 million in 2015 from P$3,335 million in 2014. This increase is mainly explained by the increase in browsing services consumption of Personal’s subscribers, which was mainly fueled by the increase in the offer of services, plans and Packs (including VAS) launched by Personal. This growth was fueled by new subscribers, the migration of existing ones to higher-value plans and the increase in subscribers that acquired 3G and 4G handsets, which facilitate Internet browsing.

Equipment

Revenues from equipment increased by 19% to P$6,016 million in 2015 from P$5,063 million in 2014. Personal Mobile Services segment shows an increase of P$876 million as compared to 2014 due to an increase in handset’s average sale price (an increase of 56% as compared to 2014), partially offset by a decrease in handset units sold (a decrease of 23% as compared to 2014), resulting in a higher operating margin. Núcleo Mobile Services segment reached an increase of P$69 million in 2015 (an increase of 77% as compared to 2014) due to higher sales of handset units and an increase in handset’s average sale prices.

Other Income

Other income mainly includes penalties and indemnities collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided. During 2015, other income decreased 6% to P$44 million from P$47 million in 2014.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Operating expenses (without depreciation and amortization)

Total operating expenses (without depreciation and amortization and gain on disposal and impairment of PP&E) increased by P$4,988 million totaling P$29,674 million in 2015, representing a 20% increase as compared to 2014.

					Change by segment (1)
	Years Ended December 31,				Fixed	Personal Mobile	Núcleo Mobile
	2015	2014	Total Change		Services	Services	Services
	(P$ million)%				(P$ million)
Employee benefit expenses and severance payments	7,253	5,591	30	1,662	1,247	404	11
Interconnection costs and other telecommunications charges	2,170	2,074	5	96	41	89	(34)
Fees for services, maintenance, materials and supplies	3,919	3,333	18	586	352	219	15
Taxes and fees with the Regulatory Authority	3,943	3,297	20	646	95	544	7
Commissions	3,193	2,494	28	699	58	598	43
Cost of equipment and handsets	4,595	4,143	11	452	10	369	73
Advertising	814	792	3	22	(43)	65	—
Cost of VAS	1,256	936	34	320	22	280	18
Provisions	113	84	35	29	(98)	127	—
Bad-debt expense	564	424	33	140	(10)	147	3
Other operating expense	1,854	1,518	22	336	140	189	7
Total operating expenses (without depreciation and amortization)	29,674	24,686	20	4,988	1,814	3,031	143

(1)         Net of the Intersegment transactions effect.

Employee benefit expenses and severance payments

During 2015, employee benefit expenses and severance payments were P$7,253 million, representing a 30% increase from 2014. This was primarily due to salary increases that Telecom implemented across all segments with several trade unions with respect to the unionized employees and also to non-unionized employees, together with related social security charges.

With a total headcount of 16,224 at the end of 2015 (a decrease of 1% as compared to 2014), lines in service per employee reached 371 in the Fixed Services segment (slightly higher than 2014), 4,005 customers per employee in the Personal mobile services segment (an increase of 1% as compared to 2014) and 6,225 customers per employee in the Núcleo mobile services segment (an increase of 1% as compared to 2014).

Interconnection costs and other telecommunications charges

Interconnection costs and other telecommunication charges (including charges for TLRD, Roaming, Interconnection costs, cost of international outbound calls and lease of circuits) amounted to P$2,170 million in 2015 compared with P$2,074 million in 2014. The increase was mainly due to higher TLRD costs (an increase of 23% in traffic minutes and an increase of 15% in prices as compared to 2014).

Fees for services, maintenance, materials and supplies

Expenses related to fees for services, maintenance, materials and supplies increased 18% to P$3,919 million in 2015 from P$3,333 million in 2014. Maintenance, material and supplies costs increased 11% as compared to 2014 (including obsolescence of inventories) and fees for services increased 24% as compared to 2014. The increase was mainly due to higher maintenance costs of network, systems and buildings mainly due to higher costs recognized to suppliers and, as a result of the variation in the P$/US$ exchange rate. Also there was an increase in services, principally Call Center services, because of more calls attended (an increase of P$156 million as compared to 2014).

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority (including turnover tax, tax on deposits and withdrawals from bank accounts, municipal and other taxes) increased 20% to P$3,943 million in 2015

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

from P$3,297 million in 2014, mainly influenced by the increase in revenues of fixed and mobile services and by the increase of equipment revenues in Argentina.

Commissions

Commissions (including agent, distribution of prepaid cards and other commissions) increased 28%, to P$3,193 million in 2015 from P$2,494 million in 2014. The increase was mainly due to the increase in agents’ commissions (associated with higher revenues) as a result of higher customer acquisition and retention costs recognized to them and to an increase of outsourced sales commissions and collection commissions, especially in relation to equipment revenues and prepaid cards recharge.

Commissions are net of agents’ commissions capitalized as SAC, which totaled P$1,172 million in 2015 (an increase of P$259 million or 28% as compared to 2014), and it’s directly related to the increase in the “Abono Fijo” subscribers’ base mainly in the Personal Mobile Services segment and the increase in the commissions prices.

Cost of equipment and handsets

During 2015, the cost of equipment and handsets increased to P$4,595 million from P$4,143 million in 2014, mainly due to an increase in the average unit cost of sales (an increase of 40% as compared to 2014) partially offset by a decrease in the units of handsets sold (a decrease of 23% as compared to 2014).

Cost of equipment and handsets are net of handset costs capitalized as SAC, which amounts to P$93 million in 2015, P$10 million or 10% lower than 2014, because of the reduction in subsidies in the Personal Mobile Services segment.

Advertising

Costs related to advertising increased by P$22 million, or 3%, to P$814 million in 2015, mainly due to higher commercial campaigns of Personal related to the launch of the 4G services throughout the country as compared to 2014, especially those related to the new slogan “Hagamos que todo suceda” (“Let’s make it all happen”).

Cost of VAS

Cost of VAS amounted to P$1,256 million in 2015 (an increase of P$320 million as compared to 2014), mainly due to the increase of VAS sales in the Personal Mobile Services segment (mainly the Contents via SMS service) as a consequence of several campaigns launched by Personal

Provisions

During 2015, we recorded P$113 million in provisions compared to P$84 million recorded in 2014, representing a 35% increase. The increase was mainly due to higher civil and commercial claims (an increase of P$27 million as compared to 2014). See Note 17 to our Consolidated Financial Statements for more information.

Bad debt expenses

In 2015, bad debt expense amounted to P$564 million, an increase of 33% as compared to 2014, representing 1.4% and 1.3% of consolidated revenues in 2015 and 2014, respectively. The major increase is observed in the Personal Mobile Services segment as a consequence of higher aging of the accounts receivables and higher incidence of handset sales directly financed by Personal to its post-paid and “Abono Fijo” subscribers.

Other Operating Expenses

Other operating expenses, which include transportation costs, energy and rentals, among others, increased 22% to P$1,854 million in 2015 from P$1,518 million in 2014 primarily as a result of higher prices on related services, especially in transportation, freight and travel expenses, net of SAC (an increase of P$183 million or 37% as compared to 2014); and the increase of rent prices (an increase of P$138 million or 34% as compared to 2014), as a result of new agreements and the renegotiation of some of the existing ones.

For a further breakdown of our consolidated operating expenses, see “—Results of Operations by Segment” below.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Operating income before depreciation and amortization

Our consolidated operating income before depreciation and amortization was P$10,866 million in 2015, (representing an increase of P$2,164 million or 25% from P$8,702 million in 2014). It represented 27% and 26% of total consolidated revenues in 2015 and 2014, respectively. This growth was mainly fueled by the Fixed Services segment (an increase of P$418 million or 20% as compared to 2014) and Personal Mobile Services segment (an increase of P$1,756 million or 29% as compared to 2014).

Depreciation and Amortization

Depreciation of PP&E and amortization of intangible assets increased by P$1,195 million, or 37% as compared to 2014, to P$4,438 million during 2015. The increase was mainly due to the increase in PP&E depreciation of P$657 million and the increase in the amortization of other intangible assets of P$304 million (mainly due to 3G/4G licenses, which started their amortization in December 2014 and June 2015), and the increase in the amortization of SAC and Service connection costs of P$234 million.

Gain on disposal of PP&E and impairment of PP&E

Gain on disposal of PP&E amounted to P$31 million in 2015 and the impairment loss of PP&E amounted to P$230 million related to projects of Telecom Argentina of P$116 million (P$107 million related to AFA Plus Project), and Telecom Personal of P$114 million (Telecom Personal has assessed the recoverability of a group of former work in progress, recording an impairment of P$44 million equivalent to its book value and an impairment of P$49 million related to the total amount of works related to the discontinuation of the Orga Gold IT project and recorded an impairment of P$21 million related to the mobile swap of Vendors in AMBA, and the simultaneous modernization of 2G/3G technology).

Gain on disposal of PP&E amounted to P$9 million in 2014 and the impairment loss of PP&E amounted to P$25 million (an impairment loss of PP&E for a total amount of P$61 million relating to certain work in progress recorded in PP&E, and a partial reversal amounting to P$36 million of the impairment loss recorded in 2013 relating to certain projects entered into by Telecom Argentina and the private sector).

Operating income

During 2015, consolidated operating income was P$6,229 million, representing an increase of P$786 million or 14% from 2014. Operating income represented 15% of consolidated revenues in 2015 versus 16% in 2014.

	Years Ended December 31,		% of Change
	2015	2014	2015-2014
	(P$ million / %)		Increase/(Decrease)
Operating income before depreciation and amortization (1)	10,866	8,702	25
As % of revenues	27	26
Depreciation and amortization	(4,438)	(3,243)	37
As % of revenues	(11)	(10)
Gain on disposal of PP&E and impairment of PP&E	(199)	(16)	n/a
Operating income	6,229	5,443	14
As % of revenues	15	16

(1)   Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” for a discussion of the use of this measure.

Financial results, net

During 2015, Telecom recorded a net financial loss of P$1,102 million compared to a net financial gain of P$253 million in 2014. This net loss is related to the net financial position, which turned into a net financial debt in 2015 as a consequence of Group’s higher investments. The variation is mainly due to higher foreign currency exchange losses net of NDF agreement of P$865 million mainly due to the devaluation of local currency in December 2015 and higher interest on loans of P$536 million, partially offset by higher interest on time deposits and other investments of P$53 million.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Income tax expense

Income tax expense amounted to P$1,692 million, and P$1,967 million in 2015 and 2014, respectively.

The Company’s income tax charge includes four effects: (i) the current tax payable for the year pursuant to tax legislation applicable to each company in the Telecom Group; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to tax versus financial accounting criteria; (iii) the analysis of recoverability of deferred tax assets; and (iv) the action for recourse filed by Telecom Argentina claiming income tax determined in excess with respect to fiscal year 2009.

(i)         Regarding current tax expenses, Telecom Argentina, Telecom Argentina USA, Personal and Núcleo generated tax profit in fiscal year 2015, resulting in an income tax payable of P$1,721 million versus P$1,749 million in 2014. Fixed Segment income tax expense in 2015 amounted to P$278 million as compared to P$422 million in 2014; Personal’s tax expense, in 2015, amounted to P$1,410 million compared to P$1,302 million in 2014; and Núcleo’s tax expense, in 2015, amounted to P$33 million compared to P$25 million in 2014.

(ii)          Regarding the deferred tax, in 2015 and 2014, the Fixed Segment recorded a deferred tax benefit of P$25 million and P$19 million, respectively; Personal recorded a deferred tax expense of P$112 million and P$267 million (mainly due to an increase in deferred tax liabilities of Fixed Assets and the deduction of deferred tax assets related to investments in bonds) in 2015 and 2014, respectively; and Núcleo generated a P$18 million and P$3 million gain in 2015 and 2014, totaling P$69 million and P$245 million expense of deferred tax in 2015 and 2014, respectively.

(iii)       Regarding the analysis of recoverability of deferred tax assets, Personal recorded a recovery of the valuation allowance for deferred tax assets of P$27 million in 2014, while no charges were recorded for Telecom Argentina, Telecom Argentina USA and Núcleo in such year.

(iv) In December 2015, Telecom Argentina filed an action for recourse to claim P$98 million of income tax determined in excess in 2009, recording a non-current tax receivable. See Note 14 to our Consolidated Financial Statements.

Net Income

For 2015, we recorded net income of P$3,435 million (8% of total consolidated revenues), of which P$3,403 million is attributable to Telecom Argentina. The Fixed Services segment accounted for a gain of P$564 million, the Personal Mobile Services segment accounted for a gain of P$2,774 million and the Núcleo Mobile Services segment accounted for a gain of P$97 million, representing 4%, 10% and 6% of the total segment revenues, respectively including intercompany transactions.

For 2014, we recorded net income of P$3,729 million (11% of total consolidated revenues), of which P$3,673 million is attributable to Telecom Argentina. The Fixed Services segment accounted for a gain of P$742 million, the Personal Mobile Services segment accounted for a gain of P$2,816 million and the Núcleo Mobile Services segment accounted for a gain of P$171 million, representing 7%, 12% and 11% of the total segment revenues, respectively including intercompany transactions.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

(B) Results of Operations by Segment

(B.1) Fixed Services Segment

Results of operations for our Fixed Services segment for 2016, 2015 and 2014 are comprised as follows:

	Years Ended December 31,			% of Change
	2016	2015	2014	2016-2015	2015-2014
	(P$ million)			Increase/(Decrease)
Revenues(1)	16,942	12,554	10,320	35	22
Other Income(2)	85	55	37	55	49
Operating expenses (without depreciation and amortization)(5)	(13,758)	(10,100)	(8,266)	36	22
Operating income before depreciation and amortization(3)	3,269	2,509	2,091	30	20
Depreciation and amortization	(1,897)	(1,526)	(1,230)	24	24

Impairment of PP&E	1	(91)	9	n/a	n/a
Operating income	1,373	892	870	54	3
Financial results, net (4)	(151)	(173)	275	(13)	n/a
Income tax expense	(59)	(155)	(403)	(62)	(62)
Net income	1,163	564	742	106	(24)

(1)   Includes intersegment revenues of P$1,928 million, P$1,818 million and P$1,761 million in 2016, 2015 and 2014, respectively.

(2)   Includes intersegment other income of P$19 million, P$16 million and P$11 million in 2016, 2015 and 2014, respectively.

(3)   Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

(4)   Includes intersegment financial income of P$77 million, P$90 million and P$67 million in 2016, 2015 and 2014, respectively.

(5)   Includes intersegment financial income of P$158 million, P$137 million and P$117 million in 2016, 2015 and 2014, respectively.

Revenues

During 2016, revenues from our Fixed Services segment increased by 35% to P$16,942 million from P$12,554 million in 2015. During 2015, revenues from our Fixed Services segment increased by 22% to P$12,554 million from P$10,320 million in 2014. The increase in each year was mainly due to an increase in data and Internet services. Also in 2016 Voice Sales increased substantially, particularly, due to the monthly charges to commercial customers since 2015 and to residential customers since May 2016.

Revenues from our Fixed Services segment for 2016, 2015 and 2014 are comprised as follows:

	Years Ended December 31,			% of Change
	2016	2015	2014	2016-2015	2015-2014
	(P$ million)			Increase/(Decrease)
Voice-retail	4,654	3,304	2,853	41	16
Voice-wholesale	1,356	1,035	929	31	11
Data	2,919	1,780	1,470	64	21
Internet	5,994	4,556	3,254	32	40
Service Revenues	14,923	10,675	8,506	40	25
Equipment (1)	91	61	53	49	15
Subtotal third-party revenues	15,014	10,736	8,559	40	25
Intersegment	1,928	1,818	1,761	6	3
Total Fixed Services revenues	16,942	12,554	10,320	35	22

(1)         This item is composed of voice, data and Internet equipment in each year.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Voice-retail

Revenues from voice-retail represented 27% of our total segment revenues for 2016 compared to 26% of our total segment revenues for 2015 and 28% of our total segment revenues for 2014. Revenues from voice-retail increased by 41% to P$4,654 million in 2016 from P$3,304 million in 2015 and increased by 16% in 2015 from P$2,853 million in 2014.

Voice-retail mainly includes revenues from monthly charges (which differ for residential, professional and commercial customers), charges for supplementary services, measured service (national and international calls) and public telephone service. Charges for supplementary services include call-waiting, call-forwarding, three-way calling, caller ID, direct inwards dialing, toll-free service and voicemail, among others. Measured service charges are based on the number and duration of calls. Measured service revenues depend on the number of lines in service, the volume of usage, the number of new lines installed and applicable rates. Most of our customers are billed monthly.

Monthly charges increased by 76% to P$2,480 million in 2016 from P$1,406 million in 2015 and increased by 17% from P$1,203 million in 2014. Such growth is mainly due to an increase in residential monthly basic charges prices since May 2016 and an increase in supplementary services mainly due to an increase in their prices.

Measured service charges increased by 15% to P$2,073 million in 2016 from P$1,800 million in 2015 and increased by 17% in 2015 from P$1,541 million in 2014. The increase in both 2016 and 2015 was mainly due to the increase in plan prices (both in local and national long-distance).

Voice-wholesale

Revenues from voice-wholesale represented 8% of our total segment revenues for 2016 compared to 8% in 2015 and 9% in 2014. Revenues from voice-wholesale increased by 31% to P$1,356 million in 2016 from P$1,035 million in 2015 and increased by 11% from P$929 million in 2014.

Voice-wholesale mainly includes interconnection services (which primarily include Access, termination and long-distance transport of calls), international long-distance services (which reflect payments made under bilateral agreements between Telecom Argentina and foreign telecommunications carriers covering inbound international long-distance calls) and revenues related to billing and collection services charged to other operators.

Interconnection services increased by 23% to P$845 million in 2016 from P$689 million in 2015 and increased by 11% in 2015 from P$621 million in 2014.

Data and Internet

Revenues from data and Internet represented 53% of our total segment revenues in 2016 compared to 50% and 46% in 2015 and 2014, respectively. Revenues from data and Internet services increased by 41% to P$8,913 million in 2016 from P$6,336 million in 2015 and increased by 34% in 2015 from P$4,724 million in 2014.

Data

Revenues from data services increased by 64% to P$2,919 million in 2016 from P$1,780 million in 2015 and increased by 21% in 2015 from P$1,470 million in 2014. These revenues were generated by focusing on Telecom Argentina’s position as an aggressive growth of symmetric Internet Accesses and an integrated ICT provider (Datacenter and VPN, among others) for wholesale and government segments. The increase was primarily due to higher prices of these services related to the variation of the P$/US$ exchange rate and the increase in the number of customers of Innovation services.

Internet

Revenues from Internet increased by 32% to P$5,994 million in 2016 from P$4,556 million in 2015 and increased by 40% in 2015 from P$3,254 million in 2014. The increases were mainly due to the increase in average prices. ARPU amounted to P$270.9 per month in 2016 as compared to P$207.4 per month in 2015. As of December 31, 2016, the number of Internet accesses decreased by approximately 4% to 1.74 million (of which 1,298,000 correspond to an increase in accesses over 3Mb as compared to 1,010,000 in 2015) from 1.81 million as of December 31, 2015 and increased approximately 2% from 1.77 million as of December 31, 2014.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Equipment

Revenues from equipment amounted to P$91 million in 2016 compared to P$61 million in 2015 and P$53 million in 2014. Equipment revenues include revenues on construction contracts recognized in 2014 that amounted to P$7 million.

Intersegment

Intersegment revenues mainly include connectivity, corporate and operational service billed to Personal, interconnection services, which primarily include Access, termination and transportation of calls, leases of circuits, revenues related to billing and collection services charged.

During 2016, our intersegment revenues increased by 6% to P$1,928 million from P$1,818 million in 2015 which increased by 3% from P$1,761 million in 2014. The intersegment revenues are eliminated at the consolidated level.

Other Income

Other income mainly includes penalties and indemnities collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided and gains on disposal of PP&E since 2016. During 2016, other income increased by 55% to P$85 million from P$55 million in 2015. During 2015, other income increased by 49% from P$37 million in 2014.

Operating Expenses (without depreciation and amortization)

During 2016, total operating expenses (without depreciation and amortization) for the Fixed Services segment increased by 36% to P$13,758 million from P$10,100 million in 2015 and increased by 22% from P$8,266 million in 2014. The increases were mainly due to increases in employee benefit expenses and severance payments, fees for services, maintenance, materials and supplies and taxes and fees with the Regulatory Authority.

Detailed below are the major components of our operating expenses for the years ended December 31, 2016, 2015 and 2014 related to our Fixed Services segment:

	Years Ended December 31,			% of Change
	2016	2015	2014	2016-2015	2015-2014
	(P$ million)			Increase/(Decrease)
Employee benefit expenses and severance payments	7,220	5,268	4,021	37	31
Interconnection costs and other telecommunications charges	961	719	676	34	6
Fees for services, maintenance, materials and supplies	2,311	1,769	1,402	31	26
Taxes and fees with the Regulatory Authority	1,118	818	723	37	13
Commissions	327	268	210	22	28
Cost of equipment	136	82	72	66	14
Advertising	126	108	151	17	(28)
Cost of VAS	53	38	16	39	138
Provisions	78	17	115	359	(85)
Bad debt expenses	152	79	89	92	(11)
Other operating expenses	1,276	934	791	37	18
Total Fixed Services (1)	13,758	10,100	8,266	36	22

(1)         Includes intersegment cost of P$158 million, P$137 million and P$117 million in 2016, 2015 and 2014, respectively. These costs are eliminated at the consolidated level.

Employee benefit expenses and severance payments

During 2016, employee benefit expenses and charges for severance payments were approximately P$7,220 million, representing a 37% increase from P$5,268 million in 2015. In 2015, employee benefit expenses and charges for severance payments increased by 31% from P$4,021 million in 2014. The increases were mainly due to salary increases that Telecom implemented with several trade unions with respect to the unionized employees and also to non-unionized employees,

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

together with related social security charges. The Fixed Services segment had 10,901, 10,903 and 11,056 employees as of December 31, 2016, 2015 and 2014, respectively.

Interconnection costs and other telecommunications charges

Interconnection costs and other telecommunications charges includes interconnection costs, lease of circuits and costs of international outbound calls, which reflect payments made under bilateral agreements between Telecom Argentina and international carriers in connection with outgoing calls made by our customers. Interconnection costs and other telecommunications charges included intersegment costs of P$103 million, P$96 million and P$94 million in 2016, 2015 and 2014, respectively, that are eliminated at the consolidated level.

In 2016 interconnection costs and other telecommunications charges amounted to P$961 million, representing an increase of 34% from P$719 million in 2015. In 2015 such costs increased by 6% from P$676 million in 2014.

Fees for services, maintenance, materials and supplies

During 2016, fees for services, maintenance, materials and supplies increased by 31% to P$2,311 million from P$1,769 million in 2015 and increased by 26% from P$1,402 million in 2014.

The increase was mainly due to higher maintenance costs of network, systems and buildings and to higher costs recognized to suppliers, mainly as a result of the variation in the P$/US$ exchange rate.

Fees for services, maintenance, materials and supplies are net of service connection fees capitalized (P$55 million, P$50 million and P$37 million in 2016, 2015 and 2014, respectively).

Fees for services, maintenance, materials and supplies expenses included intersegment costs of P$35 million, P$25 million and P$10 million in 2016, 2015 and 2014, respectively that are eliminated at the consolidated level.

Taxes and fees with the Regulatory Authority

Expenses related to taxes and fees with the Regulatory Authority increased by 37% to P$1,118 million in 2016 from P$818 million in 2015 and increased by 13% in 2015 from P$723 million in 2014. The increase in 2016 and 2015 was mainly due to an increase in revenues. Also, in 2016, the increase in taxes is due to higher taxes on deposits and withdrawals from bank accounts related to higher collections and payments to suppliers.

Commissions

During 2016, costs related to commissions amounted to approximately P$327 million, representing an increase of 22% as compared to P$268 million in 2015. In 2015, these charges increased by 28% from P$210 million in 2014. The increase during both years was mainly due to the increase in agents’ commissions (associated with higher revenues) and the increase of collection commissions.

Cost of equipment

During 2016, 2015 and 2014 we recorded P$136 million, P$82 million and P$72 million in cost of equipment, respectively. Cost of equipment includes P$6 million related to equipment construction contract costs in 2014.

Advertising

During 2016, we recorded P$126 million in costs of advertising representing an increase of 17% as compared to P$108 million recorded in 2015. In 2015, these charges decreased by 28% from P$151 million in 2014. Telecom Argentina continued its advertising campaigns as a result of competition in the Internet services market.

Cost of VAS

Cost of VAS increased to P$53 million in 2016 from P$38 million in 2015 and P$16 million in 2014.

Provisions

During 2016, we recorded P$78 million in provisions compared to P$17 million recorded in 2015 and P$115 million recorded in 2014. The increase in 2016 was mainly due to higher labor claims

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

amounting to approximately P$53 million. The decrease in 2015 was mainly due to lower regulatory and tax claims for approximately P$75 million.

Bad debt expenses

Bad debt expenses amounted to P$152 million in 2016, P$79 million in 2015 and P$89 million in 2014. In 2016 these charges increased by 92%. In 2015, these charges decreased by 11%. The increase in 2016 was mainly due to higher aging of accounts receivable.

Other Operating Expenses

Other operating expenses include accrued expenses, such as transportation costs, insurance, international and satellite connectivity, energy and rentals.

During 2016, our other operating expenses amounted to P$1,276 million compared to P$934 million in 2015 and P$791 million in 2014. The increase in 2016 was mainly due to higher prices for related services, especially in transportation, freight and travel expenses; the increase of rent prices, as a result of new agreements and the renegotiation of some existing agreements and an increase in the energy consumption. The increase in 2015 was primarily due to the increase in prices of transportation, freight, energy, water and others to provide Telecom Argentina’s services and rental expenses.

Operating Income before depreciation and amortization

Our operating income before depreciation and amortization from the Fixed Services segment was P$3,269 million in 2016, P$2,509 million in 2015 and P$2,091 million in 2014, representing 19%, 20% and 20% of total segment revenues, respectively. The increase in each year was mainly due to higher growth in revenues, which was partially offset by increases in operating costs (before depreciation and amortization).

Depreciation and amortization

Depreciation and amortization expenses were P$1,897 million in 2016, P$1,526 million in 2015 and P$1,230 million in 2014. The increase in each year was mainly due to assets acquired and transferred during 2016 and 2015, which was partially offset by a reduction in the level of depreciation due to the end of the useful life of certain assets.

Impairment of PP&E

Impairment of PP&E amounted to a P$1 million gain in 2016 and a P$116 million loss in 2015 mainly due to the AFA Plus project. The gain of P$1 million was due to an impairment recovery of P$4 million of former work in progress and others, partially offset by an impairment of P$3 million related to the AFA Plus project.

Operating Income

Operating income represented 8%, 7% and 8% of total segment revenues in 2016, 2015 and 2014, respectively. In 2016, the operating income from our Fixed Services segment increased by 54% to P$1,373 million from P$892 million in 2015. In 2015, the operating income from our Fixed Services segment increased by 3% from P$870 million in 2014.

The following table shows our operating income from the Fixed Services segment in 2016, 2015 and 2014 and its percentage of revenues in each year.

	Years Ended December 31,			% of Change
	2016	2015	2014	2016-2015	2015-2014
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization (1)	3,269	2,509	2,091	30	20
As % of revenues	19	20	20
Depreciation and amortization	(1,897)	(1,526)	(1,230)	24	24
As % of revenues	(11)	(12)	(12)
Impairment of PP&E	1	(91)	9	n/a	n/a
Operating income	1,373	892	870	54	3
As % of revenues	8	7	8

(1)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Financial results, net

During 2016, there was a net loss of P$151 million compared to a P$173 million loss in 2015. The 2016 net financial loss compared to 2015 was mainly due to lower foreign currency exchange net losses (a decrease of P$198 million), which were partially offset by higher interest on loans (an increase of P$117 million), and higher interest on provisions (an increase of P$61 million).

During 2015, there was a net loss of P$173 million. The net financial loss compared to the 2014 net financial gain of P$275 million was mainly due to higher foreign currency exchange net losses (an increase of P$470 million as compared to 2014).

Income tax expense

As previously mentioned, the income tax charge includes three effects (See “—Years ended December 31, 2016, 2015 and 2014—(A.1) Income tax expense”).

During 2016, our Fixed Services segment recorded an income tax expense of P$59 million compared to P$155 million in 2015 and P$403 million in 2014. The decrease in 2016 was mainly due to the recognition of a P$368 million gain in relation to the action for recourse filed (as compared to P$98 million in 2015), which was partially offset by an increase in the current tax expense. The decrease in 2015 was mainly due to the decrease in our pre-tax income compared to previous year.

The income tax expense in 2016 was mainly attributable to the recognition of current income tax expense (amounting to P$476 million), which was partially offset by income generated by deferred tax on temporary differences (amounting to P$49 million), and by the action for recourse filed by Telecom Argentina claiming P$368 million of income tax determined in excess from 2009 to 2016. See Note 14 to our Consolidated Financial Statements.

The income tax expense in 2015 was mainly attributable to the recognition of current income tax expense (amounting to P$278 million), partially offset by income generated by deferred tax on temporary differences (amounting to P$25 million), and by the action for recourse filed by Telecom Argentina claiming P$98 million of income tax determined in excess in 2009. See Note 14 to our Consolidated Financial Statements.

The income tax expense in 2014 was mainly attributable to the recognition of current income tax expense (amounting to P$422 million), partially offset by income generated by deferred tax on temporary differences arising out of the asset and liability valuations due to tax versus financial accounting criteria (amounting to P$19 million).

Net Income

For 2016, 2015 and 2014, the Fixed Services segment recorded net income of P$1,163 million, P$564 million and P$742 million, respectively. The increase in 2016 was mainly due to an increase in our operating income and a decrease in income tax expense, as detailed above. The decrease in 2015 was mainly due to a decrease in financial results, net partially offset by a decrease in income tax expense.

(B.2) Personal Mobile Services Segment

Results of operations from our Personal Mobile Services segment for 2016, 2015 and 2014 are comprised as follows:

	Years Ended December 31,			% of Change
	2016	2015	2014	2016-2015	2015-2014
	(P$ million)			Increase/(Decrease)
Revenues (1)	35,750	28,198	23,332	27	21
Other Income	16	5	21	220	(76)
Operating expenses (without depreciation and amortization) (4)	(25,448)	(20,414)	(17,320)	25	18
Operating income before depreciation and amortization (2)	10,318	7,789	6,033	32	29

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

	Years Ended December 31,			% of Change
	2016	2015	2014	2016-2015	2015-2014
	(P$ million)			Increase/(Decrease)
Depreciation and amortization	(3,614)	(2,520)	(1,650)	43	53
Impairment of PP&E	(384)	(109)	(25)	252	336
Operating income	6,320	5,160	4,358	22	18
Financial results, net (3)	(2,064)	(864)	—	139	n/a
Income tax expense	(1,506)	(1,522)	(1,542)	(1)	(1)
Net income	2,750	2,774	2,816	(1)	(1)

(1)         Includes intersegment revenues of P$166 million, P$144 million and P$128 million in 2016, 2015 and 2014, respectively.

(2)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

(3)         Includes intersegment financial loss of P$77 million, P$90 million and P$67 million in 2016, 2015 and 2014, respectively.

(4)         Includes intersegment financial loss of P$1,930 million, P$1,829 million and P$1,766 million in 2016, 2015 and 2014, respectively.

Revenues

During 2016, revenues from our Personal Mobile Services segment increased by 27% to P$35,750 million from P$28,198 million in 2015 and increased by 21% from P$23,332 million in 2014. The increase in each year was mainly due to the increase in prices of our services and the increase in the monthly consumption of the offered services, primarily Internet services.

An important monthly operational measure used in the Personal Mobile Services segment is ARPU, which we calculate by dividing adjusted total service revenues—excluding outcollect wholesale roaming, cell site rental and reconnection fee revenues and others—(divided by 12 months) by the average number of subscribers during the period. ARPU is not a measure calculated in accordance with IFRS and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Personal’s ARPU calculations presented in this Annual Report. Management believes that this measure is helpful in assessing the development of the subscriber base in the Personal Mobile Services segment. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations:

	Years Ended December 31,
	2016	2015	2014
	(P$ million)
Total service revenues	28,215	22,402	18,412
Components of service revenues not included in the ARPU calculation:
Outcollect wholesale roaming	(287)	(288)	(304)
Cell sites rental	(88)	(54)	(43)
Reconnection fees and others	(1,171)	(730)	(407)
Adjusted total service revenues included in the ARPU calculation (1)	26,669	21,330	17,658
Average number of subscribers during the year (thousands)	19,798	19,436	19,821

(1)        Certain components of service revenues are not included in the ARPU calculation. Includes Intersegment revenues for P$166 million in 2016, P$144 million in 2015 and P$128 million in 2014.

During 2016, ARPU increased by 23% to approximately P$112.3 per customer per month compared to approximately P$91.5 per customer per month in 2015. ARPU reached P$74.2 per customer per month in 2014.

The total number of Personal’s subscribers decreased by approximately 0.7% to 19.5 million as of December 31, 2016 from 19.7 million as of December 31, 2015 and increased 0.4% from 19.6 million as of December 31, 2014. As of December 31, 2016, our subscriber base amounted to

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

approximately 13 million prepaid subscribers (customers that made at least one recharge in the previous thirteen months as of December 31, 2016), or 67% of the total subscriber base, approximately 2.3 million post-paid subscribers, or 11% of the total subscriber base and approximately 4.2 million “Abono Fijo” plan subscribers, or 22% of the total subscriber base.

At least a 65% of prepaid customers made a recharge in the 180 days prior to the date of the year end of this Annual Report.

Revenues from our Personal Mobile Services segment for 2016, 2015 and 2014 are comprised as follows:

	Years Ended December 31,			% of Change
	2016	2015	2014	2016-2015	2015-2014
	(P$ million)			Increase/(Decrease)
Voice-retail	8,503	6,964	5,330	22	31
Voice-wholesale	2,078	1,884	1,953	10	(4)
Data	6,636	7,156	7,666	(7)	(7)
Internet	10,832	6,254	3,335	73	88
Services Revenues	28,049	22,258	18,284	26	22
Equipment	7,535	5,796	4,920	30	18
Subtotal third-party revenues	35,584	28,054	23,204	27	21
Intersegment	166	144	128	15	13
Total Personal Mobile Services Revenues	35,750	28,198	23,332	27	21

Voice-retail

Revenues from voice-retail represented 24% of our total segment revenues in 2016 compared to 25% and 23% of our total segment revenues in 2015 and 2014, respectively. Revenues from voice-retail increased by 22% to P$8,503 million in 2016 from P$6,964 million in 2015 and increased by 31% from P$5,330 million in 2014.

Voice-retail mainly includes revenues from monthly basic charges, airtime usage charges and roaming charges billed to our customers for their use of our and other carriers’ networks.

Monthly basic charges increased by 28% to P$5,113 million in 2016 from P$4,009 million in 2015 and increased by 30% in 2015 from P$3,074 million in 2014. Airtime usage charges increased by 2% to P$2,007 million in 2016 from P$1,977 million in 2015 and increased by 20% in 2015 from P$1,654 million in 2014. Roaming charges and other services increased by 41% to P$1,383 million in 2016 from P$978 million in 2015 and increased by 62% in 2015 from P$602 million in 2014.

The increase in 2016 was mainly due to the increase in monthly charges prices for the post-paid and “Abono Fijo” subscribers and prepaid services, net of the variation of the subscribers’ base.

The increase in 2015 was mainly due to the increase in monthly charges prices for the post-paid and “Abono Fijo” subscribers and prepaid services, and by the positive variation of the subscriber base.

Voice-wholesale

Revenues from voice-wholesale represented 6% of our total segment revenues in 2016 compared to 7% and 8% of our total segment revenues in 2015 and 2014, respectively. Revenues from voice-wholesale increased by 10% to P$2,078 million in 2016 from P$1,884 million in 2015 and decreased by 4% in 2015 from P$1,953 million in 2014.

Voice-wholesale mainly includes revenues from CPP, TLRD and roaming charges to other mobile service providers whose customers use our network.

CPP and TLRD increased by 11% to P$1,711 million in 2016 from P$1,548 million in 2015 and decreased by 4% in 2015 from P$1,611 million in 2014.Roaming charges and other services increased by 9% to P$367 million in 2016 from P$336 million in 2015, and decreased by 2% from P$342 million in 2014.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Data and Internet

Data and Internet services mainly include SMS and Internet. Data and Internet represented 49%, 48% and 47% of our total segment revenues for 2016, 2015, and 2014, respectively.

Data

Revenues from data mainly include contents via SMS, and other Value Added Services. Revenues from data decreased by 7% to P$6,636 million in 2016 from P$7,156 million in 2015. Revenues from data also decreased 7% in 2015 from P$7,666 million in 2014. The decrease in 2016 and 2015 was due to lower revenues from the principal item of VAS revenues, SMS consumption, which was partially offset by an increase in Content via SMS revenues.

Internet

Revenues from Internet increased by 73% to P$10,832 million in 2016 from P$6,254 million in 2015 and increased by 88% in 2015 from P$3,335 million in 2014. This increase is mainly explained by the increase in consumption by Personal’s subscribers, which was mainly fueled by the increase in the offer of services, plan and packs (including VAS) launched by Personal. This growth was fueled by the migration of existing plans to higher-value plans and the increase of subscribers that acquired 3G and 4G handsets, which facilitate Internet browsing.

Equipment

Equipment revenues consist primarily of revenues from the mobile handsets sold to new and existing subscribers and to agents and other third-party distributors. The revenues associated with the sale of mobile handsets and related expenses are recognized when the products are delivered and accepted by the subscribers, agents and other third-party distributors.

During 2016, handset revenues increased by 30% to P$7,535 million from P$5,796 million in 2015 and increased by 18% in 2015 from P$4,920 million in 2014. This increase in 2016 was due to a mix between the increase in the average price of handsets of 34% and the decrease of 4% in the handset units sold, resulting in a higher operating result.

Intersegment

Intersegment revenues mainly include services rendered to Telecom Argentina and primarily consist of GSM fixed services, Mobile Internet and monthly charges, airtime usage charges and Value Added Services. During 2016, our intersegment revenues increased by 15% to P$166 million from P$144 million in 2015 and increased by 13% in 2015 from P$128 million in 2014. The intersegment revenues are eliminated at the consolidated level.

Other Income

Other income mainly includes penalties collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided and gains on disposal of PP&E since 2016. During 2016, other income was P$16 million, compared to P$5 million in 2015 and P$21 million in 2014.

Operating Expenses (without depreciation and amortization)

Total operating expenses (without depreciation and amortization) in our Personal Mobile Services segment increased by 25% to P$25,448 million in 2016 from P$20,414 million in 2015 and increased by 18% in 2015 from P$17,320 million in 2014. In line with our increases in revenues, during 2016 and 2015, all items in the cost structure of the Personal Mobile Services segment experienced increases. This trend reflects increases in certain costs related to acquiring and retaining customers, taxes, commissions.

Detailed below are the major components of the operating expenses for the years ended December 31, 2016, 2015 and 2014 in the Personal Mobile Services segment:

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

	Years Ended December 31,			% of Change
	2016	2015	2014	2016-2015	2015-2014
	(P$ million)			Increase/(Decrease)
Employee benefit expenses and severance payments	2,381	1,856	1,452	28	28
Interconnection costs and other telecommunications charges	2,721	2,686	2,592	1	4
Fees for services, maintenance, materials and supplies	2,975	2,417	2,145	23	13
Taxes and fees with the Regulatory Authority	3,925	3,071	2,527	28	22
Commissions	3,286	2,774	2,181	18	27
Cost of equipment and handsets	5,749	4,328	3,959	33	9
Advertising	644	628	563	3	12
Cost of VAS	1,329	1,136	856	17	33
Provisions	109	96	(31)	14	n/a
Bad debt expenses	951	462	315	106	47
Other operating expenses	1,378	960	761	44	26
Total Personal Mobile Services(1)	25,448	20,414	17,320	25	18

(1)         Includes intersegment costs of P$1,929 million, P$1,829 million and P$1,766 million in 2016, 2015 and 2014, respectively. These costs are eliminated at the consolidated level.

Employee benefit expenses and severance payments

During 2016, employee benefit expenses and severance payments charges increased by 28% to P$2,381 million from P$1,856 million in 2015 and also increased by 28% in 2015 from P$1,452 million in 2014. The increase in 2016 was mainly due to increases in salaries agreed by Telecom Personal with several trade unions for the unionized employees and also non-unionized employees, together with related social security charges.

The Personal Mobile Services segment had 4,661, 4,908 and 4,958 employees as of December 31, 2016, 2015 and 2014, respectively.

Interconnection costs and other telecommunications charges

During 2016, interconnection costs and other telecommunications charges increased by 1% to P$2,721 million from P$2,686 million in 2015 and increased by 4% in 2015 from P$2,592 million in 2014. The increase in 2016 was mainly due to an increase in Roaming traffic and higher TLRD costs. The increase in 2015 was mainly due to higher TLRD costs.

Interconnection costs and other telecommunications charges amounted to P$1,200 million, P$1,275 million and P$1,274 million in 2016, 2015 and 2014, respectively, that are eliminated at the consolidated level.

Fees for services, maintenance, materials and supplies

In 2016, fees for services, maintenance, materials and supplies expenses increased by 23% to P$2,975 million from P$2,417 million in 2015 and increased by 13% from P$2,145 million in 2014.

The increase in 2016 was mainly due to higher maintenance costs of radiobases, network, identification sites costs and storage costs. There was an increase of maintenance and fees for services mainly due to higher costs recognized to suppliers.

The increase in 2015 was mainly due to higher maintenance costs of network, systems and buildings mainly due to higher costs recognized to suppliers and, as a result of the variation in the P$/US$ exchange rate. Also there was an increase in services, principally call center services, because of more calls attended.

Fees for services, maintenance, materials and supplies expenses includes intersegment costs of P$468 million, P$389 million and P$332 million in 2016, 2015 and 2014, respectively, that are eliminated at the consolidated level.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Taxes and fees with the Regulatory Authority

During 2016, taxes and fees with the Regulatory Authority increased by 28% to P$3,925 million from P$3,071 million in 2015 and increased by 22% in 2015 from P$2,527 million in 2014. The increase in 2016 was influenced mainly by the increase in revenues and higher taxes on deposits and withdrawals from bank accounts related to higher collections and payments to suppliers. The increase in 2015 was influenced mainly by the increase in revenues and the increase in equipment sales.

Commissions

In 2016, commissions increased by 18% to P$3,286 million from P$2,774 million in 2015 and increased by 27% in 2015 from P$2,181 million in 2014. The increase was mainly due to the increase in agents’ commissions of P$122 million (associated with higher revenues) and the increase of collection commissions of P$273 million.

Commissions include intersegment costs of P$59 million, P$48 million and P$53 million in 2016, 2015, and 2014, respectively, that are eliminated at the consolidated level.

Cost of equipment and handsets

During 2016, the cost of equipment and handsets sold increased by 33% to P$5,749 million from P$4,328 million in 2015 and increased by 9% from P$3,959 million in 2014. The increase in cost of mobile handsets in 2016 is related to the increase in the average unit cost of sales (an increase of 39% as compared to 2015), which was partially offset by a decrease in units of handsets sold (a decrease of 4% as compared to 2015). The increase in cost of mobile handsets in 2015 is related to the increase in the average unit cost of sales (an increase of 40% as compared to 2014), which was partially offset by a decrease in units of handsets sold (a decrease of 23% as compared to 2014). Cost of equipment and handsets are net of costs capitalized as SAC (P$83 million in 2016, which is P$46 million, or 124%, higher than in 2015).

Advertising

During 2016, advertising expenses including media, promotional and institutional campaigns, amounted to P$644 million, representing an increase of 3% from P$628 million in 2015. During 2015, advertising expenses increased by 12% from P$563 million in 2014.

Cost of VAS

Cost of VAS amounted to P$1,329 million in 2016 (an increase of 17% as compared to 2015), mainly due to the increase of VAS (mainly the Contents via SMS service) as a consequence of several campaigns launched by Personal. Such costs were P$1,136 million and P$856 million in 2015 and 2014, respectively.

Provisions

During 2016, we recorded a loss of P$109 million in provisions compared with a loss of P$96 million and a gain of P$31 million recorded in 2015 and 2014, respectively. The increase in 2016 was mainly due to higher regulatory, tax and municipal claims (an increase of P$40 million as compared to 2015). The increase in 2015 was mainly due to higher regulatory and municipal claims (an increase of P$70 million as compared to 2014) and higher civil and commercial claims (an increase of P$44 million as compared to 2014).

Bad debt expenses

In 2016 bad debt expenses amounted to P$951 million (an increase of 106% as compared to 2015). In 2015, bad debt expenses amounted to P$462 million representing an increase of 47% from P$315 million in 2014. The major increase in 2016 as compared with 2015 was a consequence of higher aging of the accounts receivables and higher incidence of handset sales directly financed by Personal to its post-paid and “Abono Fijo” subscribers.

Other operating expenses

Other operating expenses include accrued expenses such as costs associated with the provision of transportation costs, insurance, energy and costs of site leases.

Other operating expenses increased by 44% to P$1,378 million in 2016 from P$960 million in 2015 and increased by 26% from P$761 million in 2014. The increase in 2016 was primarily a result of higher prices of related services, especially transportation, freight and travel expenses; and the increase in rent prices, as a result of new agreements and the renegotiation of some existing ones.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Other operating expenses included intersegment costs of P$202 million, P$117 million and P$107 million in 2016, 2015, and 2014, respectively, that are eliminated at the consolidated level.

Operating Income before depreciation and amortization

Our operating income before depreciation and amortization from the Personal Mobile Services segment reached P$10,318 million in 2016, P$7,789 million in 2015 and P$6,033 million in 2014, representing 29%, 28% and 26% of total segment revenues in 2016, 2015 and 2014, respectively. The increase in each year was mainly due to higher growth in revenues, which were partially offset by increases in operating costs (before depreciation and amortization).

Depreciation and Amortization

During 2016 depreciation of PP&E and amortization of intangible assets increased by 43% to P$3,614 million from P$2,520 million in 2015 and increased by 53% from P$1,650 million in 2014. During 2016, the increase in PP&E depreciation amounted to P$709 million, the increase in amortization of SAC amounted to P$370 million and the increase in amortization of other intangible assets amounted to P$15 million.

Impairment of PP&E

Impairment loss of PP&E amounted to P$384 million in 2016, mainly due to the mobile access modernization for the introduction of 4G technology. Impairment of PP&E amounted to P$114 million in 2015 related to the assessment of recoverability of a group of former work in progress, recording an impairment of P$44 million equivalent to its book value; an impairment of P$49 million related to the total amount of works related to the discontinuation of the Orga Gold IT project and the impairment of P$21 million related to the mobile access modernization for the introduction of 4G technology.

Operating Income

In 2016, our operating income from the Personal Mobile Services segment was P$6,320 million, representing an increase of 22% from P$5,160 million in 2015, and increased of 18% from P$4,358 million in 2014. Operating income represented 18% of revenues in 2016 and 2015 for this segment, and 19% of revenues in 2014. The increase in operating income was mainly due to the growth in service and equipment revenues, partially offset by increases in operating expenses and depreciation and amortization costs as explained above.

The following table shows our operating income from the Personal Mobile Services segment in 2016, 2015 and 2014 and its percentage of revenues in each year:

	Years Ended December 31,			% of Change
	2016	2015	2014	2016-2015	2015-2014
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization (1)	10,318	7,789	6,033	32	29
As % of revenues	29	28	26
Depreciation and amortization	(3,614)	(2,520)	(1,650)	43	53
As % of revenues	(10)	(9)	(7)
Impairment of PP&E	(384)	(109)	(25)	252	336
Operating income	6,320	5,160	4,358	22	18
As % of revenues	18	18	19

(1)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

Financial results, net

During 2016, the Personal Mobile Services segment financial results, net amounted to a loss of P$2,064 million. The loss is mainly attributable to higher interest on loans of P$1,437 million (an increase of P$897 million as compared to 2015), higher foreign currency exchange losses, net that amounted to P$929 million (an increase of P$180 million as compared to 2015) and lower interest on

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

time deposits and other investments (a decrease of P$244 million as compared to 2015), partially offset by higher interest on receivables of P$124 million.

During 2015, the Personal Mobile Services segment financial results, net amounted to a loss of P$864 million. The loss is mainly attributable to higher foreign currency exchange losses, net of P$749 million (an increase of P$340 million as compared to 2014) and interest on loans of P$540 million (an increase of P$537 million as compared to 2014), and lower interest on time deposits of P$209 million, which was partially offset by gains on other investments of P$519 million (an increase of P$255 million as compared to 2014).

Income Tax Expense

During 2016, our Personal Mobile Services segment recorded an income tax expense of P$1,506 million compared to P$1,522 million in 2015 and P$1,542 million in 2014. The decrease was mainly due to lower pre-tax income. The income tax expense in 2016 was mainly attributable to the recognition of current income tax expense amounting to P$1,586 million, and by the gain generated by the deferred tax on the temporary differences amounting to P$80 million.

The income tax expense in 2015 was mainly attributable to the recognition of current income tax expense amounting to P$1,410 million, and by the loss generated by the deferred tax on the temporary differences amounting to P$112 million.

The income tax expense in 2014 was mainly attributable to the recognition of current income tax expense amounting to P$1,302 million, and by the loss generated by the deferred tax on the temporary differences amounting to P$267 million (mainly due to an increase in deferred tax liabilities of Fixed Assets and the deduction of deferred tax assets related to investments in bonds) and P$27 million of an allowance recovery.

Net Income

During 2016, our Personal Mobile Services segment reported net income of P$2,750 million as compared to P$2,774 million during 2015 and P$2,816 million in 2014. The decrease in net income in 2016 and 2015 was mainly due to higher financial losses, partially offset by higher operating income, as explained above.

(B.3) Núcleo Mobile Services Segment

The Núcleo Mobile Services Segment includes Núcleo and Personal Envíos, which is a company controlled by Núcleo that was authorized by the Central Bank of Paraguay to operate as an Electronic Payment Company (EMPE) through Resolution No.6 issued on March 30, 2015 and its corporate purpose is restricted to such service.

Results of operations from our Núcleo Mobile Services segment for 2016, 2015 and 2014 are comprised as follows:

	Years Ended December 31,			% of Change
	2016 (3)	2015 (4)	2014	2016-2015	2015-2014
	(P$ million)			Increase / (Decrease)
Revenues (1)	2,648	1,717	1,588	54	8
Other Income	1	—	—	100	—
Operating expenses (without depreciation and amortization)	(1,812)	(1,149)	(1,010)	58	14
Operating income before depreciation and amortization (2)	837	568	578	47	(2)
Depreciation and amortization	(687)	(392)	(363)	75	8
Gain on disposal of PP&E	—	1	—	(100)	n/a
Operating income	150	177	215	(15)	(18)
Financial results, net	(29)	(65)	(22)	(55)	195
Income tax expense	(29)	(15)	(22)	93	(32)
Net income	92	97	171	(5)	(43)

(1)          Includes intersegment revenues of P$6 million, P$11 million and P$10 million in 2016, 2015 and 2014, respectively.

(2)          Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

(3)         Includes operations of Personal Envíos that are not material (Revenues P$25million, Operating income before depreciation and amortization (P$7million), Operating income ($9million) and Net loss (P$9million)).

(4)         Includes operations of Personal Envíos. Its operations are not material (Revenues P$9 million, Operating income before depreciation and amortization (P$2million), Operating income (P$4million) and Net loss (P$4million)).

Revenues and Other Income

During 2016, total revenues from Núcleo increased by 54% to P$2,648 million from P$1,717 million in 2015. This increase was mainly due to a 46% appreciation of Guaraní as compared to P$, to an increase in Internet revenues (an increase of 72% as compared to 2015) as a consequence of subscribers that acquired 3G and 4G handsets, which facilitate Internet browsing, and an increase in voice retail revenues (an increase of 50% as compared to 2015). As of December 31, 2016, Núcleo had approximately 2.1 million prepaid subscribers, representing 82% of Núcleo’s total mobile subscriber base.

Value Added Services sales (included in Data and Internet services) grew by 60% in 2016 as compared to 2015.

During 2015, total revenues from Núcleo increased by 8% to P$1,717 million from P$1,588 million in 2014. This increase was mainly due to an increase of 3% in Núcleo’s subscriber base that reached approximately 2.5 million mobile subscribers as of December 31, 2015. As of December 31, 2015, Núcleo had approximately 2 million prepaid subscribers, representing 80% of Núcleo’s total mobile subscriber base.

Value Added Services sales (included in Data and Internet services) grew by 12% in 2015 as compared to 2014.

During 2016, handset revenues increased by 64% to P$260 million from P$159 million in 2015 and increased by 77% from P$90 million in 2014.

Revenues from our Núcleo Mobile Services segment for 2016, 2015 and 2014 are comprised as follows:

	Years Ended December 31,			% of Change
	2016	2015	2014	2016-2015	2015-2014
	(P$ million)			Increase/(Decrease)
Voice	975	667	701	46	(5)
Data	429	313	331	37	(5)
Internet	978	567	456	72	24
Service revenues	2,382	1,547	1,488	54	4
Equipment	260	159	90	64	77
Subtotal third-party revenues	2,642	1,706	1,578	55	8
Intersegment	6	11	10	(45)	10
Total revenues	2,648	1,717	1,588	54	8

Operating expenses (without depreciation and amortization)

Total operating expenses in our Núcleo Mobile Services segment increased by 58% to P$1,812 million in 2016 from P$1,149 million in 2015 (mainly due to the appreciation of the Guaraní as compared to P$ of 46% in 2016) and increased 14% in 2015 from P$1,010 million in 2014. In line with our increases in revenues, during 2016 and 2015, all items in the cost structure of the Núcleo Mobile Services segment experienced increases. This trend reflected increases in certain costs of acquiring and retaining subscribers, and commissions directly associated with sales and expansions of the customer service staff. Detailed below are the major components of the operating expenses for the years ended December 31, 2016, 2015 and 2014 related to Núcleo Mobile Services segment:

	Years Ended December 31,			% of Change
	2016	2015	2014	2016-2015	2015-2014
	(P$ million)			Increase/(Decrease)
Employee benefit expenses and severance payments	199	129	118	54	9
Interconnection costs and other telecommunications charges	200	154	192	30	(20)

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

	Years Ended December 31,			% of Change
	2016	2015	2014	2016-2015	2015-2014
	(P$ million)			Increase/(Decrease)
Fees for services, maintenance, materials and supplies	229	152	137	51	11
Taxes and fees with the Regulatory Authority	82	54	47	52	15
Commissions	295	199	156	48	28
Cost of equipment and handsets	303	185	112	64	65
Advertising	104	78	78	33	—
Cost of VAS	117	82	64	43	28
Bad debt expense	125	23	20	443	15
Other operating expenses	158	93	86	70	8
Total Núcleo Mobile Services(1)	1,812	1,149	1,010	58	14

(1)         Includes intersegment cost of P$32 million, P$23 million and P$27 million in 2016, 2015 and 2014, respectively. These costs are eliminated at the consolidated level.

Employee benefit expenses and severance payments

During 2016, employee benefit expenses and severance payments increased 54% to P$199 million from P$129 million in 2015. During 2015, these costs increased 9% from P$118 million in 2014. Núcleo had 408 employees as of December 31, 2016. As of December 31, 2015 and 2014 it had 413 and 402, respectively.

Interconnection costs and other telecommunication charges

During 2016, interconnection costs and other telecommunication charges increased 30% to P$200 million from P$154 million in 2015 and decreased 20% in 2015 from P$192 million in 2014. The increase in 2016 was mainly due to an increase in TLRD costs. The decrease in 2015 was mainly due to a decrease in TLRD costs.

Fees for services, maintenance, materials and supplies

During 2016, fees for services and maintenance, materials and supplies totaled P$229 million, representing an increase of 51% from P$152 million in 2015. During 2015, they increased 11% from P$137 million in 2014.

Taxes and fees with the Regulatory Authority

During 2016, taxes and fees with the Regulatory Authority increased 52% to P$82 million from P$54 million in 2015 and increased 15% from P$47 million in 2014. The increase in each year was mainly attributable to the increase in total segment revenues.

Commissions

During 2016, commissions increased 48% to P$295 million from P$199 million in 2015. During 2015, commissions increased 28% from P$156 million in 2014. The increase in 2016 was mainly due to an increase in agent commissions and commissions for distribution of prepaid cards. The increase in 2015 was mainly due to the growth in the subscriber base and an increase in the commissions for distribution of prepaid cards.

Cost of equipment and handsets

During 2016, the cost of equipment and handsets increased to P$303 million from P$185 million in 2015, representing an increase of 64%. During 2014, the cost of equipment and handsets was P$112 million. The increase in 2016 and 2015 was mainly due to the increase of the customer upgrade of mobile handsets as a result of technological advances and new service offerings.

Advertising

During 2016, advertising expenses including media, promotional and institutional campaigns, increased 33% as compared to 2015 and amounted to P$104 million.

During 2015 and 2014, advertising expenses including media, promotional and institutional campaigns, amounted to P$78 million.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Cost of VAS

Cost of VAS increased 43% million to P$117 million in 2016 from P$82 million in 2015. Such costs were P$64 million in 2014.

Bad debt expenses

In 2016 bad debt expenses amounted to P$125 million, representing an increase of 443% from P$23 million in 2015 and an increase of 15% in 2015 from P$20 million in 2014. The major increase in 2016 as compared with 2015 was a consequence of higher incidence of handset sales directly financed by Núcleo to its post-paid and “Plan Control” subscribers.

Other operating expenses

Other operating expenses include accrued expenses such as costs associated with the provision of transportation costs, insurance, energy and costs of site leases.

Other operating expenses increased 70% to P$158 million in 2016 and increased 8% in 2015 to P$93 million from P$86 million in 2014.

Operating income before depreciation and amortization

Operating income before depreciation and amortization was P$837 million in 2016, P$568 million in 2015 and P$578 million in 2014, representing 32%, 33% and 36% of total revenues, respectively. The increase was mainly due to growth in service revenues, partially offset by increases in costs, such as employee benefit expenses and severance payments, fees for services and maintenance, materials and supplies, cost of equipment and handsets and commissions.

Depreciation and Amortization

During 2016, depreciation of PP&E and amortization of intangible assets increased 75% to P$687 million from P$392 million in 2015. During 2015, depreciation of PP&E and amortization of intangible assets increased 8% from P$363 million in 2014. The increase was mainly due to the appreciation of the Guaraní of 46% as compared to P$ in 2016, and the result of higher investment in PP&E and intangible assets, partially offset by a reduction in the level of depreciation due to the end of the amortization period for certain assets..

Operating Income

In 2016, our operating income from the Núcleo Mobile Services segment was P$150 million, representing a decrease of 15% from P$177 million in 2015, which represent 6% and 10% of total revenues for this segment in 2016 and 2015, respectively. In 2014, our operating income was P$215 million, representing 14% of total revenues for this segment.

The following table shows our operating income from the Núcleo Mobile Services segment in 2016, 2015 and 2014 and its percentage of total revenues in each year:

	Years Ended December 31,			% of Change
	2016	2015	2014	2016-2015	2015-2014
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization (1)	837	568	578	47	(2)
As % of total revenues	32	33	36
Depreciation and amortization	(687)	(392)	(363)	75	8
As % of total revenues	(26)	(23)	(23)
Gain on disposal of PP&E	—	1	—	(100)	n/a
Operating income	150	177	215	(15)	(18)
As % of total revenues	6	10	14

(1)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

Financial results, net

During 2016, the Núcleo Mobile Services segment recorded a net financial loss of P$29 million, compared to a net financial loss of P$65 million in 2015 and P$22 million in 2014. The decrease in the

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

loss in 2016 was mainly due to lower foreign currency exchange losses. The increase in the loss in 2015 was mainly due to higher foreign currency exchange losses.

Income Tax Expense

During 2016, our Núcleo Mobile Services segment recorded an income tax expense of P$29 million compared to P$15 million in 2015 and P$22 million in 2014. The income tax expense in 2016 was attributable to the recognition of current income tax expense amounting to P$29 million.

The income tax expense in 2015 was mainly attributable to the recognition of current income tax expense amounting to P$16 million, which was partially offset by the gain generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to tax versus financial accounting criteria amounting to P$1 million.

The income tax expense in 2014 was mainly attributable to the recognition of current income tax expense amounting to P$25 million, which was partially offset by the gain generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to tax versus financial accounting criteria amounting to P$3 million.

Net Income

During 2016, our Núcleo Mobile Services segment reported net income of P$92 million as compared to P$97 million during 2015, representing 3% and 6% of total revenues in 2016 and 2015, respectively. In 2014, our net income was P$171 million, representing 11% of total revenues. The decrease in 2016 was mainly due to a decrease in the operating income as a consequence of a strong increase in depreciation and amortization that offset the improvement in Operating income before depreciation and amortization, and an increase in income tax expense, partially offset by a decrease in the net financial losses. The decrease in 2015 was mainly due to a decrease in the operating income and higher net financial losses, partially offset by lower income tax expense.

Liquidity and Capital Resources

Sources and Uses of Funds

We expect that the main source of Telecom Argentina’s liquidity in the near term will be cash flows from Telecom Argentina’s operations and the dividends that Personal may pay to it. Telecom Argentina’s principal uses of cash flows are expected to be for capital expenditures, operating expenses and dividends to its shareholders. Telecom Argentina expects working capital, funds generated from operations, dividend payments from its subsidiaries and financing from third parties to be sufficient for its present requirements.

We expect that the principal source of Personal’s liquidity in the near term will be cash flows from operations, dividends that Núcleo may pay to it and cash flow from financing from third parties. During 2014 and 2015, Personal’s working capital was impacted by 3G and 4G licenses’ acquisitions. Personal’s principal uses of cash flows are expected to be for capital expenditures, operating expenses, dividend payments to its shareholders and payment of financial debt, interests and related expenses.

The Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina held on December 15, 2011, approved the creation of a Medium-Term Notes Global Program for a maximum outstanding amount of US$500 million or its equivalent in other currencies for a term of five years.

Also, the Ordinary and Extraordinary Shareholders’ Meeting of Personal held on December 2, 2010, approved the creation of a Medium-Term Notes Global Program for a maximum outstanding amount of US$500 million or its equivalent in other currencies for a term of five years. On October 13, 2011, the CNV approved this program. Personal’s Ordinary Shareholders’ Meeting held on May 26, 2016 authorized to extend the due date of the Program until October 31, 2021, and to expand the Program’s maximum circulation amount to US$1,000 million or its equivalent in other currencies. On October 20, 2016, the CNV authorized the extension and expansion of the aforementioned Program through Resolution No. 18,277.

Under this program, on December 10, 2015, Telecom Personal has successfully completed the issuance of Series I and Series II notes for a total nominal value of P$720.5 million. Additionally, on November 16, 2016 Telecom Personal also completed the issuance of Series III and Series IV notes

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for a total nominal value of almost P$722.0 million and US$77.9 million, respectively. See “—Debt Obligations and Debt Service Requirements” below.

Additionally, during October 2016 Personal and the IFC signed a loan agreement for an amount of US$ 400 million.

We do not expect any implications on the sources of liquidity and the sources of funds as a result of the Reorganization. See “Item 4—Information on the Company—Introduction—Recent Developments—The Reorganization.”

The table below summarizes, for the years ended December 31, 2016, 2015 and 2014, Telecom’s consolidated cash flows:

	Years ended December 31,
	2016	2015	2014
	(P$ million)

Cash flows provided by operating activities	11,365	6,812	5,721
Cash flows used in investing activities	(11,340)	(9,651)	(9,426)
Cash flows provided by (used in) financing activities	2,828	2,950	(1,340)
Net foreign exchange differences on cash and cash equivalents	222	75	505

Increase/(Decrease) in cash and cash equivalents	3,075	186	(4,540)
Cash and cash equivalents at the beginning of the year	870	684	5,224

Cash and cash equivalents at the end of the year	3,945	870	684

As of December 31, 2016, 2015 and 2014, we had P$3,945 million, P$870 million and P$684 million in cash and cash equivalents, respectively.

Cash flows from operating activities: The breakdown of the net cash flow provided by operating activities is as follows:

	Years ended December 31,
	2016	2015	2014
	(P$ million)
Collections
Collections from customers	55,928	41,930	34,396
Interests from customers	366	182	160
Interests from investments	59	190	400
Mobile operators collections	885	843	330
Subtotal	57,238	43,145	35,286

Payments
For the acquisition of goods and services and others	(17,120)	(12,784)	(7,821)
For the acquisition of inventories	(5,383)	(6,343)	(4,167)
Salaries and social security payables and severance payments	(9,113)	(6,885)	(5,146)
CPP payments	(393)	(413)	(475)
Income taxes (includes tax returns and payments in advance)	(1,700)	(1,631)	(2,277)
Other taxes and taxes and fees with the Regulatory Authority	(10,731)	(7,775)	(8,902)
Foreign currency exchange differences related to the payments to suppliers	(1,433)	(502)	(777)
of which: Inventory suppliers	(295)	(182)	(343)
PP&E suppliers	(1,467)	(188)	(311)
Other suppliers	(144)	(31)	(154)
NDF	473	(101)	31
Subtotal	(45,873)	(36,333)	(29,565)
Net cash flow provided by operating activities	11,365	6,812	5,721

Cash flows used in investing activities were P$11,340 million, P$9,651 million and P$9,426 million in 2016, 2015 and 2014, respectively, and includes the payment for the acquisition of 4G licenses of P$2,256 million and P$3,091 million in 2015 and 2014, respectively. The increase of P$1,689 million in 2016 was mainly due to an increase in PP&E capital expenditures (mainly due to the modernization of the Mobile technology).

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Cash flows provided by financing activities were P$2,828 million and P$2,950 million in 2016 and 2015, respectively while cash flows used in financing activities were P$1,340 million in 2014. The decrease in 2016 was mainly due to higher payments of loans and dividends, partially offset by higher proceeds of financial debts. The positive cash flows from financing activities in 2015 as compared to 2014 were mainly due to the increases in proceeds of financial debt to acquire, among others, 4G licenses by P$2,256 million.

NDF and US Dollar bonds

Due to the existence of commitments denominated in US Dollars as of December 31, 2016, the Company entered into several NDF agreements during 2016 to purchase a total amount of US$ 7 million. The purpose of these NDF is to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Telecom Argentina’s and Personal’s commitments (hedged item) to its functional currency. As the effect of the fluctuation of the exchange rate over the hedged items is recognized in the Income Statement, changes in the fair value of NDF in 2016 (net gain of approximately P$2 million) have also been recognized in the Income Statement, within Finance expenses — Exchange Differences with counterpart in current assets (Other receivables), maturing in February 2017.

During 2016, Personal entered into several NDF agreements for US$9 million, maturing in March 2017 in order to hedge the first interest installment of the IFC Loan. These NDF agreements were qualified as “effective” cash flow hedges for accounting purposes. The Telecom Group recognizes the hedging instruments results, distinguishing between gains and losses of such agreements that generate assets and liabilities, as appropriate, without offsetting balances with different counterparties. As of December 31, 2016, the Telecom Group has a current liability amounting to P$2 million, of which P$1 million (before income tax) has been recorded within Other Comprehensive Income and a net loss amounting to P$1 million has been included in Finance expenses — Exchange Differences related to the US$9 million outstanding NDF to such date, which will mature in March 2017.

During 2016 Personal also settled US$ 159 million of NDF agreements in US dollars that had as of December 31, 2015, which resulted in a gain of P$2 million recognized in the Income Statement, within Other operating costs. The purpose of these NDF was also to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Personal’s commercial commitments (hedged item) to its functional currency.

As part of their financial risk management and reduction of exchange rate risk policies, during 2016 Personal acquired National Government bonds denominated in US dollars (Discount 2033) for a total cost of P$715 million, which bear interest at a rate of 8.28% per annum, also in US dollars. These bonds were valued at fair value and generated a P$5 million gain recognized in the Income Statement, within Finance profits—Investments. In addition, in 2016, Personal acquired National Government bonds denominated in US dollars, Global 2021 and Bonar 2024, for a total cost of P$255 million, bearing interest at annual rates of 6.875% and 8.75%, respectively, also in US dollars. These bonds were valued at amortized cost and generated a P$1 million gain recognized in the Income Statement, within Finance profits—Investments.

Additional information regarding Financial Instruments is set forth in Note 20 to our Consolidated Financial Statements.

Debt Obligations and Debt Service Requirements

Telecom Argentina has no indebtedness as of December 31, 2016, except for bank overdrafts amounting to P$41 million.

The Indebtedness of Telecom Argentina’s subsidiaries as of December 31, 2016 was as follows:

Telecom Personal:

On January 28, 2015, Personal entered into a loan with a foreign bank for a total amount of US$40.8 million (equivalent to P$353 million at such date). This loan is a 27-months bullet loan with three-month interest payment at a weighted average rate of three-month LIBO plus 8.75% (a financial cost of 9.6309% as of December 31, 2016). The funds were used for the acquisition of inventories. Subsequently, on February 7, 2017, with the maturity of the interest service, Personal proceeded to fully prepay the loan, paying US$40.8 million in capital (equivalent to P$643 million), US$1 million of

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interest (equivalent to P$16 million) and US$0.3 million in pre-cancellation fees (equivalent to P$5 million).

On July 5, 2016, Personal accepted an offer from the IFC for the assessment and transfer of funds for purposes of financing investment needs, working capital and debt refinancing for an amount of up to US$400 million.

In October 2016, Personal and the IFC signed the loan agreement (“IFC Loan”) for an amount of US$400 million and for a six-year period, payable in eight equal half-yearly installments since the 30th month, with a 6-month LIBO rate + 400bp. This loan was used to deploy the 4G network and refinance short-term financial liabilities. The loan terms include standard commitments for this type of financial transaction.

On October 26, 2016 Personal received the loan proceeds for an amount of US$392.5 million (net of expenses of US$7.5 million).

The balance of these loans as of December 31, 2016 amounted to approximately P$6,953 million. During 2017, Personal entered into various hedging agreements (NDF) to cover fluctuations in the LIBOR rate of the loan with IFC. These NDF allow fixing the variable rate to be set for the life of the loan.

Additionally, in April 2017, Personal and the Inter-American Investment Corporation (“IIC”), a member of the Inter-American Development Bank (“IDB”) Group, signed a loan agreement (“IIC Loan”) for an amount of US$100 million and for a six year period, payable in 8 equal half-yearly installments since the 24th month, with a 6 month LIBO rate + 400bp. The funds of this loan will be allocated to deploy the 4G network and for financing working capital and other financial needs. The loan terms include standard commitments and covenants for this type of financial transactions.

On December 10, 2015 Personal issued notes in two series for a total nominal amount of P$720.5 million, under the Medium Term Notes Global Program mentioned in “Sources and Uses of Funds” above, with the following terms and conditions:

•                  Series I: with a maturity of 18 months from the date of issuance and settlement for a nominal value of P$571.5 million, at a combined rate (fixed rate of 28.5% up to the 6th month and variable rate from the 7th month, BADLAR rate + 375bps).

•                  Series II: with a maturity of 36 months from the date of issuance and settlement, with a nominal value of P$149 million, at a combined rate (fixed rate of 28.75% up to the 9th month and variable rate from the 10th month, BADLAR rate + 400bps).

Additionally, on November 16, 2016 Personal issued notes in two series for a total nominal amount of almost P$722.0 million and US$77.9 million, also under the Medium Term Notes Global Program mentioned in “Sources and Uses of Funds” above, with the following terms and conditions:

•                  Series III, denominated in pesos at a floating rate and with a maturity of 18 months from the date of issuance and settlement, and for a nominal value of P$722 million, at a variable rate (BADLAR Privada rate + 290bps).

•                  Series IV, denominated in U.S. dollars, at a fixed rate and with a maturity of 24 months from the same date of issuance and settlement as Series III, for a nominal value of US$77.9 million, at a nominal fixed annual rate equivalent to 4.85%.

The aforementioned notes have a local risk rating issued by FIX SCR S.A. (Fitch Ratings) of “AA+ (arg)”, due to the credit quality and financial strength of Personal.

The funds arising from the Series I and II notes were used to refinance short-term liabilities through the partial settlement of bank overdrafts that Personal had taken to finance the acquisition of 3G and 4G frequencies bands, and the Series III notes and Series IV notes funds were applied to the refinancing of short-term liabilities.

The balance of Series I, II, III and IV notes of Personal as of December 31, 2016 amounted to approximately P$2,690 million. Finally, as of December 31, 2016 Personal has bank overdrafts amounting to P$1,672 million (including P$6 million of interest).

In connection with the Reorganization, Telecom will assume, by universal succession, all of Personal’s rights and obligation arising from the Notes and their trust or fiscal agency agreements, if

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any. The Reorganization is a merger authorized by the terms and conditions of the Notes and their holders have no opposition rights with respect to the Reorganization. For information on the Reorganization, see “Item 4—Information on the Company—Introduction—Recent Developments—The Reorganization.”

Núcleo:

As of December 31, 2016, Núcleo’s outstanding debt (bank loans and bank overdrafts) is denominated in Guaraníes and amounted to approximately P$554 million.

Additional information regarding terms and conditions of the Telecom Group’s loans as of December 31, 2016 is set forth in Note 12 to our Consolidated Financial Statements.

Liquidity

The liquidity position for each of Telecom Argentina, Personal and Núcleo is and will be significantly dependent on each individual company’s operating performance, its indebtedness, capital expenditure programs and receipt of dividends, from its subsidiaries, if any.

The Group’s working capital breakdown and its main variations are disclosed below:

	2016	2015	Variation
	(P$ million)
Trade receivables	7,577	5,663	1,914
Other receivables	1,011	1,336	(325)
Inventories	1,278	2,193	(915)
Current liabilities (not considering financial debt)	(13,245)	(13,463)	218
Operative working capital - negative	(3,379)	(4,271)	892
As % of Revenues	(6.4)%	(10.5)%

Cash and cash equivalents	3,945	870	3,075
Investments	1,751	1,430	321
Current financial debt	(3,266)	(3,451)	185
Net Current financial asset / (debt)	2,430	(1,151)	3,581

Negative working capital (current assets — current liabilities)	(949)	(5,422)	4,473
Liquidity rate	0.94	0.68	0.26

The Telecom Group has a typical working capital structure corresponding to a company with intensive capital that obtains spontaneous financing from its suppliers (especially PP&E) for longer terms than those provided to its customers. According to this, the negative working capital amounted to P$949 million as of December 31, 2016 (decreasing P$4,473 million as compared to December 31, 2015), improving its level in relation to revenues (6.4% of consolidated revenues as of December 31, 2016 as compared to 10.5% of consolidated revenues as of December 31, 2015).

During the fiscal year 2016 the Telecom Group renewed its demand for funds coming from the financial and capital markets in Argentina, which allowed the Company to finance the growth of its PP&E and Intangible assets at very competitive rates. The Telecom Group has an excellent credit rating (the notes issued by Telecom Personal were rated “AA + (arg)” by FIX SCR SA) thanks to its solid cash flows provided by operating activities and reduced levels of leverage. Moreover, total working capital (current assets - current liabilities) amounted to a net debt of P$949 million as of December 31, 2016, due to a decrease in negative operative working capital and of the current net financial debt of P$892 million and P$3,581 million, respectively.

These increases in absolute terms have enhanced our consolidated liquidity ratio (current assets/current liabilities), which amounted to 0.94.

The Group has several financing sources and several offers from first-class international institutions to diversify its current short-term funding structure, which includes accessing to domestic and international capital market and obtaining competitive bank loans in what relates to terms and financial costs.

The low financial debt of the Group makes it possible to obtain financial resources for longer terms at a reasonable cost. The Group’s management evaluates the national and international macroeconomic context to take advantage of market opportunities that allows it to preserve its financial health for the benefit of its investors.

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The Telecom Group manages its cash and cash equivalents and its financial assets, matching the term of investments with those of its obligations. The average term of its investments should not exceed the average term of its obligations. Cash and cash equivalents position is invested in highly-liquid short-term instruments through first-class financial entities.

The Telecom Group maintains a liquidity policy that results in a significant volume of available cash through its normal course of business as it is shown in the consolidated statement of cash flows. As of December 31, 2016, Telecom Argentina and its consolidated subsidiaries had approximately P$3,945 million (equivalent to US$250 million) in cash and cash equivalents (in 2015, P$870 million or the equivalent of US$67 million). Of this amount, approximately P$244 million of cash and cash equivalents was held by Telecom Argentina on a stand-alone basis. The Telecom Group has approximately P$66 million of restricted cash in connection with legal proceedings. Such restricted cash has been classified as “Other Receivables, net” on our balance sheet. The Telecom Group has credit lines with banks and a global notes program that allow the financing of its short-term obligations and its investment plan, in addition to the expected cash flow in the coming years.

Telecom Argentina’s Board of Directors, at its meeting held on March 16, 2017, called an Ordinary and Extraordinary Shareholders’ meeting to be held on April 27, 2017, to consider among other issues the allocation of Telecom Argentina’s retained earnings as of December 31, 2016, (P$3,975 million). The proposal of the Board of Directors is to allocate the total amount of said retained earnings to the “Reserve for Future Cash Dividends.” In addition, the Board of Directors proposed the withdrawal of P$2,730 million from the “Voluntary Reserve for Capital Investments” and the withdrawal of the “Voluntary Reserve for Future Investments” (P$2,904 million), increasing in turn the “Reserve for Future Cash Dividends” by P$5,634 million.

Our ability to generate sufficient cash from our operations in order to satisfy our indebtedness and capital expenditure needs may be affected by macroeconomic factors influencing our business, including, without limitation, the exchange rate of Argentine Pesos to U.S. dollars and rates of inflation; among others. These factors are not within our control. Certain statements expressed in this section constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties, including those described in this Annual Report in “Item 3—Key Information—Risk Factors.” Actual results may differ materially from our expectations described above as a result of various factors.

Capital Expenditures

We estimate that our capital expenditures for the year 2017 will be approximately 20% of consolidated revenues.

In the Personal Mobile Services segment, the capital expenditures were mainly oriented towards the deployment of the 4G technology and the extension of the coverage and capacity of our network in numerous cities across Argentina. The objectives were reached mainly through new sites, together with replacement plans and the upgrade of the current network. At the same time, new investments were made in connection with the swap of the Core Platform.

In the Fixed Services segment, specifically in the access area, the investment in deployment of new technologies continued to provide higher bandwidth to customers, mainly over Gigabit-capable Passive Optical Network (GPON) technology whose deployment has begun in 2016 and continued with the deployment of FTTC.

Following the strategy of previous years, in the transportation area, investments were made in the deployment of interurban trunk optical fiber, the increase in the capacity and security of the WDM (Dense Wavelength Division Multiplexing) Centurión network, the increase in the capacity of the Backbone IP and the addition of new POPs of content.

Also, investments continued in the installation of equipment for the Metro Ethernet network and the evolution of the capacity and capillarity of regional transportation, especially on the Packet Transport Network.

In both business segments, major investments were made on IT projects such as the implementation of a new rating system by the end of 2016. In addition, the Company started to contract the suppliers for the new systems of customer relationship management, order manager, billing and collection.

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See “Item 3—Key Information—Risk Factors—Risks associated with Telecom and its Operations—We operate in a competitive environment that may result in a reduction in our market share in the future.” We expect to finance our capital expenditures through cash generated from our operations, cash on hand and financing from third parties; therefore, our ability to fund these expenditures is dependent on, among other factors, our ability to generate sufficient funds internally. Telecom’s ability to generate sufficient funds for capital expenditures is also dependent on its ability to increase its service prices, the increase of its operating costs due to inflation and the increase of the cost of imported materials as they may increase in peso terms (as a result of the decline in the peso/U.S. dollar exchange rate and higher inflation).

Taxes

Turnover Tax

Under Argentine tax law, Telecom is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Rates in effect ranged from 2.5% to 8.0% for the years ended December 31, 2016, 2015 and 2014, depending on the jurisdiction or goods and services subject to the tax.

Income Tax

Our income tax rate is currently 35% of net taxable income for the companies located in Argentina, 10% for Núcleo and Envíos and 39.5% (34% Federal Tax and 5.5% State Florida Tax) for Telecom Argentina USA. The amount of income subject to tax is calculated according to tax regulations which contain a different methodology for calculating net taxable income than the methodology used for the preparation of our Consolidated Financial Statements under IFRS. The differences between the methodology of computing income under the tax regulations and under IFRS make it difficult to determine the taxable net income from our income statements. For instance, some deductions from income normally accepted for accounting purposes are not deductible and, accordingly, must be added back to income for tax purposes.

Pursuant to Law No. 26,893, dividends and other profits paid in cash or in kind —except for stock dividends or quota dividends—by companies and other entities incorporated in Argentina referred to in the Argentine Income Tax Law (the “Income Tax Law”), Sections 69 (a)(1), (2), (3), (6) and (7), and Section 69(b), were subject to income tax at a 10% rate except for those beneficiaries that were domestic corporate taxpayer. Law No. 27,260 repealed this withholding tax as of July 23, 2016. Consequently, there is currently no withholding tax levied on dividends distributed to either Argentine or non-Argentine resident shareholders.

Additionally, under Argentine Income Tax Law, a corporation that makes a distribution of dividends to its shareholders in excess of the amount of its accumulated net taxable income at the close of the previous taxable year, as determined by application of the Argentine Income Tax Law, shall have to withhold a 35% tax from such excess. This withholding income tax is known as the “equalization tax.” See “Item 10—Additional Information—Taxation—Argentine Taxes—Taxation of Dividends.”

Tax on cash dividends received from a foreign subsidiary is calculated according to the statutory income tax rate. As per Paraguayan tax law, an additional income tax rate of 5% is imposed on dividends that are paid by a Paraguayan company. Additionally, under such law, when dividends are being paid to foreign shareholders, there is a withholding tax of 15%, which is deducted from the amounts which are paid to such shareholders.

As per Argentine tax law, income tax paid abroad and withholding tax are recognized as tax credit with certain quantitative limits.

Net losses in Argentina can generally be carried forward and applied against future taxable income for five years. However, Paraguayan law does not permit the carry-forward of such losses.

Thin Capitalization Rules

Argentine Law No. 25,784, modified the limitation on the deduction of interest expense by stating that the limit will only be applied to interest expense on debt owed to non-resident entities that control the borrowing entity (except for interest expense subject to the 35% withholding tax) in proportion to the amount of debt that exceeds by two times the company’s equity, and the excess of interest over this ratio will be treated as dividend payments. During fiscal years 2016, 2015 and 2014, Telecom’s

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deduction of interest expenses was not limited because Telecom was able to meet the conditions required for such deduction.

Tax on Minimum Presumed Income

Our companies located in Argentina are required to pay an amount equal to the greater of the income tax or the tax on minimum presumed income. The tax on minimum presumed income is computed based on 1% of the value of our assets. The value of our assets is determined in accordance with the criteria established under the tax laws. The amount of any income tax paid during the year may be applied against the tax on minimum presumed income that would be payable in such year. The amount of any tax on minimum presumed income paid in excess of the income tax for such year may be carried forward for a period of up to ten years. This excess may be treated as a credit to be applied against the income tax payable in a future year to the extent the tax on minimum presumed income for the year does not exceed income tax payable for such future year. During fiscal years 2016, 2015 and 2014, income tax was higher than tax on minimum presumed income. Shares and other equity participations in companies subject to the tax on minimum presumed income are exempt from the tax on minimum presumed income.

According to Law No. 27,260, Tax on Minimum Presumed Income is abolished for fiscal years beginning from January 1, 2019.

Value Added Tax (VAT)

VAT does not have a direct impact on our results of operations. VAT paid by us to our suppliers is applied as a credit toward the amount of VAT charged by Telecom to its customers and the net amount is passed through to the Argentine government. VAT rates are 21%, 27% and 10.5%, depending on the type of the transaction and tax status of the customer.

The import of services (including financial services) by Argentine VAT taxpayers registered for VAT purposes, or responsables inscriptos, such as Telecom Argentina and Personal, is subject to VAT. In the case of loans, if the lender is a bank or a financial entity located in a country whose central bank has adopted the Banking Supervision Standards of the Basel Committee, the rate is 10.5%. If the foreign lender is one other than those mentioned above, the rate is 21%.

The burden of paying VAT is borne by the Argentine taxpayer.

Law No. 27,346 states that since January 1, 2017, VAT for Argentinean residents, such as Telecom Argentina and Telecom Personal will be considered “responsables sustitutos” (substitutes) of the VAT tax that levies services rendered in Argentina by non-residents.

Tax on Deposits to and Withdrawals from Bank Accounts

The tax on deposits to and withdrawals from bank accounts under Law No. 21,526 applies to certain deposits to and withdrawals from bank accounts with Argentine financial institutions and to other transactions that, due to their special nature and characteristics, are similar or could be used in lieu of a deposit to or withdrawal from a bank account. Therefore, any deposit to or withdrawal from a bank account opened in an institution regulated by Law No. 21,526, or any transaction deemed to be used in lieu of a deposit to or withdrawal from a bank account, is subject to the tax on deposits and withdrawals unless a particular exemption is applicable. The tax rate in effect since August 1, 2001 has been 0.6% of the transaction volume.

During 2016, 2015 and 2014, we charged to our income statement P$539 million, P$403 million and P$343 million, respectively, of this tax.

On February 6, 2003, the Ministry of Economy and Public Finance, through General Resolution No. 72/03, authorized us to increase the Basic Telephone Services reflecting the impact of IDC. The Company determined an amount of approximately P$23 million had not yet been recovered that arose prior to the issuance of Resolution No.72/03 and that was not used to offset payment of other taxes. Such amount was recorded under “Other receivables” during 2007 and can be offset with existing and/or future regulatory duties. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Tax on deposit to and withdrawals from bank accounts charged to customers.”

Decree No. 534/2004 provides that owners of bank accounts subject to the general tax rate of 0.6% may take into account as a tax credit 34% of the tax originated in credits on such bank accounts.

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This amount may be computed as a credit for the Income Tax and Tax on Minimum Presumed Income. The amount computed as a credit is not deductible for income tax purposes.

Personal Assets Tax

Argentine companies, such as us, have to assess and pay the personal assets tax corresponding to their shareholders that are Argentine individuals and non-Argentine resident persons (natural and legal persons). The tax rate in effect through December 31, 2015 was 0.50%. As of December 31, 2016, Law No. 27,260 lowered the rate to 0.25%, which is to be assessed on the proportional net worth value (valor patrimonial proporcional), of the shares as per the Argentine entity’s last financial statements prepared under Argentine GAAP. Pursuant to the Personal Assets Tax Law, an Argentine company is entitled to seek reimbursement for such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders. As a result, until shareholders reimburse Telecom Argentina for the amounts paid on their behalf, the payment of this tax constitutes a receivable for Telecom Argentina.

Telecom Argentina has, from time to time, requested that its shareholders reimburse the amounts of personal assets tax paid on their behalf and has received partial reimbursement of such taxes. The amount paid by Telecom Argentina and pending collection from its shareholders as of December 31, 2016, was approximately P$26 million, of which P$18 million are included in the allowance for doubtful accounts, based on the recoverability assessment made by Telecom Argentina. Whenever applicable, personal assets tax paid on behalf of Telecom Argentina’s shareholders is deducted from the cash dividend payment.

Pursuant to Law No. 27,260, Argentine companies that have properly fulfilled their tax obligations during the two fiscal year periods prior to the 2016 fiscal year and complied with certain other requirements may qualify for an exemption from the personal asset tax paid on behalf of the Shareholders for the 2016, 2017 and 2018 fiscal years. The request for this tax exemption should be filed before March 31, 2017. Telecom Argentina has filed the request. Notwithstanding, we cannot assure that in the future, Telecom Argentina can fulfill those requirements and maintain the referred exemption.

Other Taxes and Levies

We are subject to a levy of 0.5% of our monthly revenues from telecommunications services. The proceeds of this levy are used to finance the activities of the Regulatory Bodies. The amount of this levy is included in our consolidated income statement within “Taxes and fees with the Regulatory Authority.”

Law No. 25,239 imposes a tax on Personal of 4% (tax on mobile and satellite services) of amounts invoiced excluding VAT but including the excise tax, which results in an effective tax rate of up to 4.167%.

Law No. 26,539 amends the excise tax and establishes that the importation and sale of technological and computer goods, including mobile phones, is subject to the excise tax at a rate of 17%, resulting in an effective tax rate of up to 20.48%, effective from December 1, 2009.

Since the beginning of 2001, telecommunication services companies have been required to pay a Universal Service tax to fund Universal Service requirements. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Universal Service Regulation.”

Law No. 26,573, which was regulated in 2010, imposes a levy of 1% of the monthly revenues from telecommunication services, excluding prepaid services, which must be collected from the customers. The proceeds of this levy are used to finance the activities of the Ente Nacional de Alto Rendimiento Deportivo — ENARD (National Board of High Performance Sport).

Stamp tax is a provincial tax that is levied based on the formal execution of public or private instruments. Documents subject to stamp tax include, among others, various types of contracts, notarial deeds and promissory notes. Each province and the City of Buenos Aires has its own stamp tax legislation. Stamp tax rates vary according to the jurisdiction and type of agreement involved.

Local municipalities establish various taxes and fees such as “Safety and hygiene”, “Habilitation and inspection of structures” and “Advertising” rates, among others.

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Personal is subject to a radioelectric spectrum fees that are paid to the Regulatory Authority for the use of the radio spectrum.

Research and Development, Patents and Licenses, etc.

None.

Trend Information

We believe that the fiscal year 2017 will be a more favorable macroeconomic context in terms of level of activity, salary and consumption recovery. In particular, a significant reduction of the inflation rate is expected as compared to fiscal year 2016. Regarding regulatory matters, it is expected that some adjustments will continue to be made with respect to the telecommunications industry regulations, promoting convergence of ICT services and industry competition. We are optimistic that the Regulatory Authority will provide symmetrical rules between different operators that promote long-term investments and the closing of claims started in previous years.

We expect moderate economic growth rates for 2017 amounting to approximately 3.5% annually (GDP in real terms), with inflation rates that should not exceed 20% annually. However, we believe that the demand of our products and services will remain at positive levels, especially those product and services related to the use of the Internet, and in particular of those related to innovative offers associated with convergence at home, which the Company will continue launching in order to provide to most of our customers with the benefits of enjoying our services at their home or company, or while mobile through Personal services. We will continue working to enrich our innovative offers with products and services to encourage the increase of our ARPU in all business segments, with pricing policies segmented to align with each type of customer, without neglecting the global profitability of our business.

In 2017 we expect the evolution of fixed telephone to continue in line with the trend in recent years, influenced by the maturity of the market.

In order to continue improving the Internet at home, UBB (high bandwidth) will continue to be developed with new technologies that replace copper with fiber optic in different network points, allowing our customers to access to speeds over 100 mgs. These infrastructure investments will not only improve the existing Internet services, but they will also allow the Telecom Group to improve its positioning and offers when the distribution of content in real time (in particular TV) begins, in the terms and markets allowed by regulations.

We will continue developing convergent offers, under modalities allowed by current defense of competition regulations, providing our customers with Internet services, fixed and mobile calling, with differential benefits provided by joint subscribing services. In this way, the level of service subscriptions will be maximized when we leverage the positioning of other services and of our competitiveness in each area of the country. Simplification of service offerings focused on data and Internet services will continue characterizing our positioning in mobile services.

In the mobile business we will continue focusing on service quality and the nationwide deployment of the 4G LTE network, improving coverage and network speeds. 4G services will also be expanded with new frequencies and more investment, continuing with technological conversion and the expansion of the network capacity, obtaining LTE capacity in over 80% of our sites. The ambitious investment plan assumes that we will be able to develop these activities in a symmetrical competition framework with the remaining operators. The distribution of content in real time through mobile devices will be one of our competitive advantages in providing this service.

For the high value mobile segment, we will seek to improve the user experience, working on simplifying customer service and management, through more flexible and differential processes. These actions will also go along with the convenience of the offer and a “1 to 1” relationship model, repositioning “Personal Black” as a different offer with special benefits for high value subscribers.

We plan to work more deeply at a regional level, advancing with a differentiated offering according to the competitiveness level of each region, to enhance positioning and/or leveraging of the customer base development on convergent customers.

For prepaid subscribers, we plan to continue working on a social network-oriented offer, coupled

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with real-time campaigns that promote our prepaid subscribers base and improve ARPU of such subscribers.

Our mobile subscribers’ loyalty program, Club Personal, will maintain its goal of extending the customer’s life cycle through an interactive, continuous and positive relationship. In 2017, this program will join a single loyalty club of the Telecom Group through a cross-selling strategy that will allow the customer to have access to different offers and exclusive benefits by choosing us as an integral ICT provider.

Quality in customer service will continue to focus on the efficiency of communication channels and care segmentation with a “central customer” vision. It will also continue promoting the self-management channel (through the use of social networks), to simplify the administration and control of each customer of its services.

For the corporate segment, we will continue to focus on the provision of converged solutions, with a portfolio that we believe will provide customers with next-generation datacenter services, as well as Value Added Services associated with cloud computing and security solutions.

The corporate reorganization between Sofora, Nortel, Telecom Argentina and Personal, with Telecom Argentina as the surviving company, will seek to simplify the shareholding structure of Telecom Argentina. See “Item 4—Information on the Company—Introduction—Organizational Structure—Recent Developments—The Reorganization”.

We will continue working on our goal of promoting operational excellence, and looking for a better use of the Company’s physical, human and technological resources, so as to continue meeting the expectations of our investors’ profitability. In order to achieve this goal, we have developed an ambitious multi-year business plan that foresees for 2017, increases in services revenues over the projected inflation rate, improvements in profit margins over consolidated revenues, the execution of a capital expenditures plan of approximately 20% of such revenues.

The strategy implemented by the Company’s Management lays out the basic necessary fundamentals for the Telecom Group to pursue its objectives of continuously improving the quality of service, strengthening its market position and adequately rewarding the invested capital of those who finance our businesses. Our strategy and important investment plan are based on this forward-looking vision and on the commitment of the Telecom Group with our country and its people.

Contractual Obligations

Our consolidated contractual obligations and purchase commitments as of December 31, 2016 were as follows:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of Argentine Pesos)
Debt obligations (1)	3,869	4,907	3,560	1,652	13,988
Finance Lease Obligations	49	12	—	—	61
Operating lease obligations	636	849	320	74	1,879
Purchase obligations (2)	5,637	270	118	41	6,066
Other long-term liabilities (3)	171	150	66	137	524
Total	10,362	6,188	4,064	1,904	22,518

(1)         Includes P$2,076 million of future interest.

(2)         Other than operating lease obligations. It includes PP&E purchase obligations, inventories purchase obligations, and other services purchase obligations, among others.

(3)         Includes voluntary retirement program, pension benefits and other long-term payables.

Additional relevant information on the possible application of IAS 29 in the Telecom Group as of December 31, 2016, 2015 and 2014

As explained in Note 1.e) to our Consolidated Financial Statements, we believe that the periodic assessment of the macroeconomic environment of the countries in which the Company operates and the possible restatement of financial statements in accordance to IAS 29, represent an element of care and concern for investors, analysts and regulators of capital markets where Argentine companies list

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their equity and debt securities, related to the impact that such restatement might have on their financial position and results of operations of Argentine companies, including the Telecom Group.

In Argentina, section 62 of LGS in fine, Adjustment section, provides that financial statements corresponding to full years or intermediate periods within the same year must be stated in constant currency. This legal requirement was last applied by Argentine companies in February 2003, when PEN Decree No. 664/03 was issued, preventing Controlling Authorities from receiving financial statements restated or adjusted by inflation. From 2003 to 2015, although inflation levels were increasing, they had not reached levels that required accounting standards to reinstall the accounting inflation adjustment.

Since the mandatory application of IFRS for issuers listed in public offering (2012), year 2016 was the first one to experience inflation rates, which, combined with those of the previous two years, exceeded the expected quantitative indicator stated in section e) of IAS 29. Consequently, since fiscal year 2016, the application of inflation adjustment under IFRS for companies with operations in Argentina and having the Argentine peso as it functional currency has become a significant matter.

By the end of 2016, our Management acknowledged certain assessments performed by international audit firms and the IPTF which have agreed that, for 2016, the Argentine economy does not qualify as “hyperinflationary” in accordance with IAS 29 or “highly inflationary” in accordance with US GAAP. As a result, and as explained in Note 1.e) to our Consolidated Financial Statements, we continued to prepare its financial statements in historical currency as provided by IFRS in those circumstances.

However, as inflation rates reached high levels in the first half of 2016, the Company prudently estimated the impact of the possible financial information restatement provided by IAS 29 and disclosed it in the notes to its interim financial statements as of June 30, 2016 and September 30, 2016.

While Management understands that in 2017 inflation rates will be significantly reduced, IAS 29 and the IPTF recommended Argentine issuers to continue monitoring the Argentine economy qualification as highly inflationary (or not). Given the retroactive nature of the potential financial information restatement, we provide to our stakeholders the following aggregate estimation of IAS 29 as applied for the amounts reported in accordance with IFRS as of December 31, 2016, 2015 and 2014, taking into account that the restatement for inflation should be made from February 2003 only for Argentine entities of the Telecom Group and using the IPIM evolution published by the INDEC (which increased by approximately 513% in the period from February 2003 to December 2016, assuming an inflation rate of 7.8% from November to December 2015 period, as explained in Note 1. e) to our Consolidated Financial Statements.

The table below shows the evolution of the consolidated shareholders’ equity estimating that IAS 29 is applied for the years 2016, 2015 and 2014:

Consolidated statements of changes in equity restated for inflation according with IAS 29 (*)	12/31/16	12/31/15	12/31/14
(in billions of argentine pesos and in constant currency as of December 31, 2016)

Equity at the beginning of the year	35.2	33.5	32.9
Dividends	(2.3)	(1.3)	(2.2)
Net income	1.4	2.9	2.8
Other Comprehensive Results	(0.2)	0.1	—
Comprehensive Income	1.2	3.0	2.8
Equity at the end of the year applying IAS 29	34.1	35.2	33.5

Capital + Adjustment of Capital	22.5	22.5	22.5
Treasury shares acquisition cost	(1.0)	(1.0)	(1.0)
Legal Reserve + Special reserve for IFRS implementation	2.9	2.9	2.9
Voluntary Reserves + Retained Earnings	9.4	10.3	8.7
Other Comprehensive Results	(0.2)	—	(0.1)

Attributable to Telecom Argentina (Controlling Company)	33.6	34.7	33.0
Attributable to non-controlling interest	0.5	0.5	0.5

(*) These figures represent the best estimation of the Management as of the date of this Annual Report. An estimation of the restatement of financial statements with more detail and precision as required by IAS 29 could generate different figures. However, the Management believes that the figures would be similar to those presented in the table above with the same trends and impacts. The estimation includes the effect of the adjustment for inflation not taxable/ deductible under income tax law, which was recorded as a temporary difference resulting in a deferred tax liability.

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The table below shows a brief reconciliation of the main differences reported between amounts according to IFRS and those that would be required applying IAS 29 for 2016 and comparative years:

Equity reconciliation between IFRS and possible application of IAS 29(*)	12/31/16	12/31/15
(in billions of Argentine pesos and in constant currency as of December 31, 2016)

Consolidated equity according to IFRS included in the Statements of Financial Position	19.9	17.6

Eventual Inflation adjustment effects provided by IAS 29
Inventory restatement	0.1	0.9
PP&E restatement	15.2	19.2
Intangible asset restatement	6.8	7.5
Deferred income tax liability from non-monetary items (non-taxable) restatement	(7.9)	(6.3)
Previous year monetary items restatement for comparative purpose	—	(3.7)
Total inflation adjustments effects of IAS 29	14.2	17.6

Consolidated equity as of December 31, 2016 applying IAS 29	34.1	35.2

Consolidated equity would have increased because of the restatement of non-monetary items located in Argentina (Inventories, PP&E and Intangible assets), net of the income tax deferred liability related to the non-deduction of such restatement.

Consolidated Net income reconciliation between IFRS and possible application of IAS 29 (*)	12/31/16	12/31/15	12/31/14
(in billions of argentine pesos and in constant currency as of December 31, 2016)

Consolidated net income according to IFRS included in the Income Statements	4.0	3.4	3.7

Eventual Inflation adjustment effects provided by IAS 29
Sales restatement	4.1	20.3	24.2
Other income restatement	0.1	0.1	—
Operating costs (without depreciation and amortization) restatement	(3.8)	(15.1)	(18.2)
Operating income before D&A effect	0.4	5.3	6.0
Depreciation and amortization and PP&E impairment restatement	(4.8)	(5.4)	(5.4)
Operating income effect	(4.4)	(0.1)	0.6
Net Financial income (costs) restatement	(0.2)	(0.4)	0.2
REI (Inflation adjustment) restatement	3.9	2.4	1.6
Income before income tax effect	(0.7)	1.9	2.4
Income tax restatement	(1.9)	(2.4)	(3.3)
Of which inflation adjustment accounting effect (non-taxable)	(1.8)	(0.6)	(0.8)
Total inflation adjustments effects of IAS 29	(2.6)	(0.5)	(0.9)

Consolidated net income applying IAS 29	1.4	2.9	2.8
Attributable to Telecom Argentina	1.4	2.9	2.7
Attributable to non-controlling shareholders	—	—	0.1

Net income for the years reported would be reduced mainly due to the restatement of depreciation and the consumption of non-monetary assets (which restated value increased considerably) and the non-deduction of income taxes of those higher depreciation and consumption of non-monetary assets. Financial results would instead be benefited from a positive REI (Result from Inflation Exposure) in all years reported since the Telecom Group has a net liability position. Operating income before D&A, in margin over sales terms, would face slight declines as compared to historical amounts reported according to IFRS and operating income margin over sales would be deteriorated in 2016, 2015 and 2014 as a result of higher restated deprecations.

Off-Balance Sheet Arrangements

None.

Safe Harbor

See the discussion at the beginning of this Item 5 and “Forward-Looking Statements” in the introduction of this Annual Report, for forward-looking statement safe harbor provisions.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Board of Directors

Management of the business of the Telecom Group is vested in the Board of Directors. Telecom Argentina’s bylaws provide for a Board of Directors consisting of (i) no fewer than three and no more than eleven directors and (ii) no more than eleven alternate directors. As of the date of this Annual Report, Telecom Argentina has eleven directors and seven alternate directors. Four of the directors and two of the alternate directors qualify as independent directors under SEC regulations. Six of the directors and five of the alternate directors also qualify as independent directors under CNV rules. According to Telecom Argentina’s bylaws, the Board of Directors has all of the required authority to manage the corporation, including those for which the law requires special powers. The Board of Directors operates where there is a quorum of the absolute majority of its members and resolves issues by simple majority of votes present. According to Telecom Argentina’s bylaws, the chairman of the Board of Directors (the “Chairman”) has a double vote in the case of a tie. Under CNV regulation, in order to be independent, a director must neither be employed by, nor affiliated with, Telecom Argentina, Nortel, Sofora, W de Argentina Inversiones, the Telecom Italia Group until March 8, 2016 or with Fintech since March 8, 2016 (See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders of Nortel.”). Directors and alternate directors are normally elected at annual ordinary general meetings of shareholders (“Annual Ordinary Shareholders’ Meetings”) and serve a renewable three-year term. None of Telecom Argentina’s directors have services contracts with Telecom Argentina (or any subsidiary) providing for benefits upon termination of employment as a director.

Because a majority of our shares are owned by Nortel, Nortel, as a practical matter, may have the ability to elect the majority of our directors and alternate directors. In the absence of a director, the corresponding alternate director may attend and vote at meetings of the Board of Directors.

See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreement” for a description of certain agreements relating to the appointment of members of the Board of Directors.

The following table lists our directors and alternate directors as of December 31, 2016 and, otherwise mentioned, as of the date of this Annual Report:

Name	Position on the Board of Directors	Date Director joined the Board of Directors
Mariano Marcelo Ibáñez	Chairman of the Board of Directors	March 8, 2016
Gerardo Werthein	Vice Chairman of the Board of Directors	December 19, 2003
David Manuel Martínez (1)	Director	March 8, 2016
Carlos Alejandro Harrison	Director	March 8, 2016
Martín Héctor D’Ambrosio	Director	March 8, 2016
Pedro Chomnalez	Director	March 8, 2016
Alejandro Macfarlane	Director	March 8, 2016
Esteban Gabriel Macek	Director	April 27, 2007
Enrique Horacio Boilini (2)	Director	April 29, 2016
Pedro Ángel Costoya	Director	April 29, 2016
Darío Leandro Genua	Director	April 29, 2016
Baruki Luis Alberto González (5)	Alternate Director	April 8, 2016
Saturnino Jorge Funes	Alternate Director	March 8, 2016
Bernardo Saravia Frías (3)	Alternate Director	March 8, 2016
Gabriel Hugo Fissore	Alternate Director	March 8, 2016
José Luis Galimberti	Alternate Director	March 8, 2016
Ignacio Villarroel	Alternate Director	March 8, 2016
Eduardo Federico Bauer	Alternate Director	April 27, 2007
Pablo Alberto Gutierrez	Alternate Director	November 30, 2010
Germán Ariel Zunini (4)	Alternate Director	April 29, 2016
Martín Alberto Breinlinger (4)	Alternate Director	April 29, 2016
Luis María Abbá (2)	Alternate Director	April 29, 2016

(1)       On April 5, 2017, Mr. David Manuel Martínez submitted his resignation to the Board of Directors of Telecom Argentina, which was accepted by the Board of Directors of Telecom Argentina on April 18, 2017.

(2)         Mr. Enrique Boilini and Mr. Luis María Abbá submitted their resignations as regular and alternate members of the Board of Directors, respectively, with effectiveness as of the date on which the next Shareholders’ Meeting is held. On March 16, 2017, the Board of Directors accepted the resignations of Mr. Boilini and Mr. Abbá, with effectiveness as of the date on which the next Shareholders’ Meeting will be held, April 27, 2017.

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(3)         On February 2, 2017, Mr. Bernardo Saravia Frías presented his resignation as Alternate Director and the Board of Directors accepted it on February 16, 2017.

(4)         The Board of Directors of Telecom Argentina in its meeting held March 16, 2017 accepted the resignations of Mr. Zunini and Mr. Breinlinger as alternate directors of Telecom Argentina.

(5)         On April 18, 2017, the Board of Directors appointed Mr. Baruki González as  a director to replace Mr. David Martínez.

Mariano Marcelo Ibáñez is a lawyer with a degree from the Universidad de Buenos Aires, UBA. He is currently the Chairman of Telecom Argentina. Previously, he served as Director of Cablecom and as President and CEO of Cablevisión S.A.. He was Director of Multimedios América (Cablevisión, Radio América, Radio del Plata, El Cronista and América TV). He was born on August 25, 1959.

Gerardo Werthein is a veterinarian. He was a director on Personal Boards of Directors from December 2003 until April 10, 2013. Since that date he is alternate director of Personal. He is Chairman of Haras El Capricho S.A. and of the Argentine Olympic Committee. He is a member of the International Olympic Committee. He is Vice Chairman of Ente Nacional de Alto Rendimiento Deportivo and La Estrella S.A. Compañía de Seguros de Retiro. He is a Director of Gregorio, Numo y Noel Werthein S.A. and Los W S.A. He was born on December 3, 1955.

David Manuel Martínez holds a degree in electrical and mechanical engineering from the Universdad Nacional Autónoma of Mexico and a degree in philosophy from the Pontifical Gregorian University of Rome. He also holds a postgraduate degree in Business Administration from Harvard Business School. Currently, he is a director of Alfa S.A.B. de C.V., Vitro S.A.B. de C.V. and Cemex S.A.B. de C.V. in Mexico and Banco Sabadell in Spain. He was born on May 8, 1957.

Carlos Alejandro Harrison holds a degree in Business Administration from the Universidad de Buenos Aires and completed postgraduate studies at IAE Business School. Previously he was President of Producciones YAQ S.A. and President of Business Development for AMC Networks International. Before that, he was the CEO of Chello Latin America and Pramer SCA (both Liberty Global plc controlled companies). Mr. Harrison also worked for Grupo Clarín S.A. as a business development manager and was the COO of International Operations at Multicanal S.A. He was born on January 19, 1963.

Martín Héctor D’Ambrosio is a lawyer with a degree from the Universidad de Buenos Aires. He is currently the President of BA Property Managers Inc., a managing partner at GS1 S.R.L. and a legal adviser of BA Property Managers S.R.L.. He is also a lawyer at his own law firm. Previously, he worked with Dellepiane & Asociados, also as a lawyer, and for many years he was in charge of the legal area of US Equities Realty. He was born on March 9, 1974.

Pedro Chomnalez is a private investor and advisor based in New York City. Prior to founding CH EM Holdings in 2014, he worked for more than 22 years in investment banking. He joined Credit Suisse (formerly Credit Suisse First Boston) in 1999 after spending nine years at Lehman Brothers. During his 13-year tenure at Credit Suisse, he was the head of Latin American Investment Banking, co-head of Global Emerging Markets and served on the firm’s Investment Banking Operating Board. Mr. Chomnalez also worked in private equity for Credit Suisse’s International Merchant Banking Fund. Prior to joining Lehman Brothers in 1991, he spent four years as a management consultant at Andersen Consulting (currently Accenture). Mr. Chomnalez holds a BS in econometrics and an MS in economics from the Université Paris II — Assas, and an MBA from INSEAD. He was born on September 4, 1964.

Alejandro Macfarlane studied economics and management. Mr. Macfarlane is Chairman and CEO of Disvol Investment S.A. and Chairman of Camuzzi Gas Pampeana S.A. and Camuzzi Gas del Sur S.A. Previously, Mr. Macfarlane was owner and Chairman of both, Edelap S.A. and Edea S.A., Chairman and CEO of Edenor S.A., Chairman of EMDERSA and its subsidiaries (EDESA S.A., EDESAL S.A., EDELAR S.A. and ESED S.A.). He was born on August 16, 1965.

Esteban Gabriel Macek is a public accountant. He is Chairman of Fiduciaria Internacional Argentina S.A. He is a director of Inmobiliaria Madero S.A. He is also member of the Supervisory Committees of Banelsip S.A. and alternate member of Prisma Medios de Pago S.A. and Botón de Pago S.A. He was born on November 8, 1960.

Enrique Horacio Boilini is an engineer with a degree from the Universidad de Buenos Aires in December 1984, where he received the Honor Diploma award. He is a member of Telecom Argentina’s

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Board of Directors nominated by ANSES. He is also a graduate of Columbia Business School in New York City, which he attended on a full tuition scholarship and where he earned an MBA in 1988, also with honors. He also attended different executive programs held by Harvard Business School in Corporate Governance, Agribusiness and Behavioral Finance. He is currently a Senior Managing Director of Lone Star Latin American Acquisitions LLC, an affiliate of Lone Star Funds, a private investment firm based in Dallas, Texas. Previously, he was the managing partner of Yellow Jersey Capital LLC, which he founded in 2002, to act initially as exclusive advisor to Farallon Capital Management LLC, an investment firm in San Francisco. From 1994 to September 2002, he was a partner at Farallon Partners LLC, where his primary responsibility was investments in Latin America. Mr. Boilini is also a member of the board of directors of Bunge Limited, where he is the Chairman of its Finance and Risk Policy Committee. He is also a member of the board of directors of the Bunge & Born Foundation and the Chairman of its Investment Committee. Mr. Boilini holds both US and Argentine citizenship. He was born on June 16, 1961.

Pedro Angel Costoya is an accountant with a degree from the Universidad de Buenos Aires and completed postgraduate studies in finance at Wharton School (Univ. of Pennsylvania) and “Negotiation and Valuation of Corporations” at Harvard Business School. He has also a PAD from IAE. He is a Director in Zafari Advertising S.A., Los Soles Internacional S.A. and Servicio Satelital S.A. He also worked at Grupo Velox in different positions, including Chairman of investment funds, operating manager, finance manager and commercial manager until 1998. From 1998 to 2003, he was a partner at SWW Consultores Asociados (Enrique Szewach and Nicolas Weisz Wassing). He was born on August 9, 1952.

Darío Leandro Genua has a Master’s degree in administrative, financial and accounting processes from the Universidad Católica Argentina. He was controlling and finance director at Pilar Country Government from 2013 to 2016. From 2007 to 2013, he was co-founder and director at Openagro SA, and for the last five years he has been working in politics, involved in local lobby, political relations and field work. He worked at several companies with ERP implementation projects, in consulting assignments associated with business processes reengineering, for companies dedicated to different branches of the industrial, commercial and services activities, such as Skanka LA, Verizon MCI International, SC Johnson & Son., Tenaris Group, Interbaires, Unilever and Hewlett Packard, among others. He also worked at Pricewaterhouse Coopers from 1998 to 2001. He was born on December 16, 1972.

Baruki González is a lawyer with a degree from the Universidad de Buenos Aires. Mr. González joined the Board of Directors of Nortel, Telecom Argentina and Personal in April 2016. Mr. González is a founding member of the Argentine law firm Errecondo, González & Funes. Between 1995 and 1996, he worked as an international associate at the United States law firm White & Case LLP. He was born on July 29, 1967.

Saturnino Jorge Funes is a lawyer with a degree from the Universidad del Salvador and a Master’s degree in business law from the Universidad Austral, with honors. He is a founding partner of the law firm “Errecondo, González & Funes — Abogados.” He worked at Shearman & Sterling LLP between 2000 and 2001 as an international associate. He is professor of corporate law at the Universidad del Salvador Law School in Buenos Aires, and a professor at the Masters in Finance and Masters in Law and Economics, both at the Universidad Torcuato Di Tella in Buenos Aires. He is a member of the Public Bar Association of the City of Buenos Aires (Colegio Público de Abogados de la Capital Federal) and of the Buenos Aires City Bar (Colegio de Abogados de la Ciudad de Buenos Aires). He was born on August 6, 1968.

Bernardo Saravia Frías is a lawyer with a degree from the Universidad de Buenos Aires and a Master’s degree in business law from Universidad Austral and a Master in corporate finance from the University of Illinois. He was the general counsel of Bank of America Argentina until 2008. Since then, he has been a partner at Saravia Frias Abogados Law Firm. He is a professor at Universidad Austral and has published several books and articles in different law journals and newspapers during the last years. He was born on July 12, 1973.

Gabriel Hugo Fissore is a lawyer with a degree from the Universidad de Buenos Aires and completed postgraduate studies at Harvard Law School with a Master of Laws. He also works in its own firm at “Estudio Alegria, Buey Fernández, Fissore y Montemerlo.” He is currently professor at the Universidad Argentina de la Empresa and Universidad del Salvador. He was born on February 22, 1961.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Jose Luis Galimberti is a partner at the Buenos Aires office of Curtis, Mallet-Prevost, Colt & Mosle. He was formerly a partner at Brons & Salas. Mr. Galimberti is a professor at Universidad Austral in the Corporate Law Postgraduate Program, and has been a professor at Palermo University and Universidad de Buenos Aires Law School. Mr. Galimberti got his law degree from the Universidad Nacional de Rosario (1992), and has a Master’s Business Law from the Universidad Austral (1994), an LLM from the University of Chicago (2000) and a Master in Finance from the Universidad del CEMA (2004). He was born on April 22, 1969.

Ignacio Villarroel is a lawyer with a degree from the Universidad Católica Argentina. He is a partner at Lopez Saavedra & Villarroel Law Firm. Between 2012 and 2014, he was Project Manager at the Ministry of Modernization of the Government of the City of Buenos Aires. Mr. Villarroel also served as a legal adviser to the Port Authority of the City of Mar del Plata between 2009 and 2011 and as a legal advisor to the Secretary of Tourism of the Government of the Province of Buenos Aires between 2008 and 2009. Also, he worked for Clyde & Co International Law Firm in London, United Kingdom, Insurance and Reinsurance Department, Office for Latin America. He was born on March 9, 1974.

Eduardo Federico Bauer is a lawyer. He is Vice Chairman of the Board of Directors of Nortel and Micro Sistemas. He is a director of Sofora and an alternate director of Personal, Experta Aseguradora de Riesgos del Trabajo S.A., Experiencia ART S.A., Experta Seguros de Retiro S.A. and La Estrella S.A. Cía. de Seguros de Retiro. He was born on January 14, 1950.

Pablo Alberto Gutiérrez is a public accountant. He is an advisor for many companies. He is Director of Fiduciaria Internacional Argentina S.A. He is a vocal of CAFIDAP — Cámara Argentina de Fideicomisos y Fondos de Inversión Directa en Actividades Productivas. He was born on January 4, 1968.

Germán Ariel Zunini is an economist. He is an alternate director on Telecom’ Board of Directors appointed in representation of “ANSES-Fondo de Garantía de Sustentabilidad”. He was born on March 8, 1976.

Martín Alberto Breinlinger is an economist. He is an alternate director on Telecom’ Board of Directors appointed in representation of “ANSES-Fondo de Garantía de Sustentabilidad”. He was born on May 4, 1985.

Luis María Abbá is an economist. He is an alternate director on Telecom’ Board of Directors appointed in representation of “ANSES-Fondo de Garantía de Sustentabilidad”. He was born on July 22, 1972.

Senior Management

As of December 31, 2016, the Telecom Group’s senior Management team includes the individuals listed below. Unless otherwise noted, these individuals are members of the Telecom Group’s senior Management as of the date of this Annual Report.

Name	Position (1)	Date of Designation
Germán H. Vidal	Chief Executive Officer (“CEO”)	April 29, 2016
Pedro L. López Matheu	Director of Government Relations, Communications and Media	June 14, 2016
Gerardo H. Maurer	Director of Corporate Security	November 27, 2014
María F. Bonelli	Director of Strategy, Innovation and Development of Business	September 1, 2016
Alejandro D. Quiroga López	Director of Legal and Public Affairs	June 1, 2011
Ignacio C. Morán (2)	Chief Financial Officer (“CFO”)	May 12, 2016
Sebastián Palla	Director of Procurement	August 8, 2016
Alejandro Miralles	Director of Human Capital	June 6, 2016
Roberto D. Nóbile	Chief Operating Officer (“COO”)	May 12, 2016
Nestor G. Bergero	Chief Technology Officer (“CTO”)	December 19, 2016
Juan C. Pepe	Telecom Personal Paraguay Direction	January 1, 2016
Héctor D. Cazzasa	Chief Audit Executive	August 1, 2016

(1)         The designation of Director does not imply that the officers mentioned above are members of the Board of Directors of Telecom Argentina, which is composed of the persons stated in “—Directors, Senior Management and Employees—The Board of Directors” above. The term of officer of Telecom’s Senior Management is contractual in nature. Such contracts do not include a specified expiration date.

(2)         As of the date of this Annual Report, Ignacio C. Morán no longer holds the position of CFO. Beginning on March 9, 2017, this position was segregated in two: (i) Financial Direction (which provisionally assumes the duties of the CFO), to which Mr. Pedro G. Insussarry was appointed and (ii) the Direction of Planning, Administration and Control, to which Mr. Héctor G. Buscalia was appointed.

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Germán Horacio Vidal is an industrial engineer graduated from the Universidad Católica Argentina. He has been the CEO of Telecom Argentina since May 12, 2016, appointed by the Board of Directors of Telecom Argentina on April 29, 2016. Since the same date, he has been Chairman of the Operations Committee of Telecom Argentina. Mr. Vidal has 18 years of experience in the technology and telecommunications sector. Between 1987 and 1997, he worked in different management positions at IBM in Argentina and Europe. From 1997 to 2004, he worked at MetroRED, a company of Fidelity, where he was Marketing and Sales Director and CEO of the Argentine branch, and Vice Chairman and CEO of the operations in Argentina, Brazil, and Mexico. In 2003, he participated on the CTI board of directors. Afterwards, he was Director of Marketing, Products, Customer Care and Data Center in Telmex Argentina. Since 2005 until his current appointment with Telecom Argentina, he worked at Korn Ferry consultants as a Senior Client Partner, General Director and Chairman. He was born on December 27, 1963.

Pedro Lopez Matheu is a lawyer with a degree from the Universidad Católica Argentina. Mr. Lopez Matheu has 20 years of experience in the institutional relations in first-line multinational and national companies. From 1996 to 2006 worked at Grupo Clarín as Public Affairs Manager. He was Chairman of the Newspaper Publisher Association of the City of Buenos Aires, and of the Press Freedom Commission of ADEPA (Asociación de Entidades Periodísticas Argentinas), Vice Chairman of the Association of Argentine Private Radios, and of other national and multinational entities of that sector. From 2006 to 2014 he was Corporate and Government Affairs at Kraft Foods and Mondelez, leading company of food and, for Argentina, Chile, Uruguay and Paraguay. Also, since 2014, he has been Corporate Affairs Director at AXION energy. He has skills at government relations, corporate and social responsibility, press and corporate communication, crisis management and internal communication. He was born on May 23, 1966.

Gerardo Maurer is an engineer with a degree from the Universidad de Buenos Aires. He joined Telecom Argentina in August 2006 and since then has held various positions within Internal Audit and Corporate Security. In November 2014, he was appointed as Corporate Security Director. Previously, he worked at the United Nations Conference on Trade and Development (UNCTAD) in Geneva, Venezuela and Central America. He returned to Argentina in 1996 and joined the Audit Unit at La Caja de Ahorro y Seguro S.A. He was born on May 11, 1959.

María Fabiola Bonelli Is an engineer with a degree from the Universidad de Buenos Aires, with a specialization in telecommunications. She has been Director of Strategy, Innovation and Development of Business since 2016 at Telecom Argentina. Ms. Bonelli has almost 30 years of experience in the technology and telecommunications sector. Since 2012, she has been CEO at SOLS Technologies, a technology outsourcing of the public sector. Before that, she was CEO Negocios Digitales del Grupo UNO and Commercial manager at Compañía de Medios Digitales, of the Grupo Clarín. Ms. Bonelli has been Commercial Manager at Iron Mountain Argentina from 2007 to 2010, and from 2003 to 2007, she has been Commercial Director at Ertach (ex Millicom). She started her professional career at IBM Argentina in 1998, and for 12 years she has develop her commercial career until she accepted the position of Marketing and Sales Manager at MetroRED Telecomunicaciones, of Fidelity group. In 2002 she has been Marketing Director at Internet Solutions and since 2003, she has been Marketing and Sales Manager Director at Metrored Telecomunicaciones S.A. of Coinvest group in Argentina. She was born on August 15, 1962.

Alejandro D. Quiroga Lopez is a lawyer with a degree from the Universidad de Buenos Aires. He joined Telecom Argentina in June 2011 as General Counsel. From 2010 to 2011, he was an associate at Curutchet-Odriozola law firm. From 2001 until February 2010, he was General Counsel and Secretary of the Board of Directors of YPF S.A. He was a partner at the Nicholson & Cano law firm from 1986 to 1997, a foreign associate at Davis Polk & Wardwell in 2000, and Undersecretary of Banking and Insurance at the Ministry of Economy and Public Finance from 1997 to 1999. He was professor of banking and commercial law at the Universidad del CEMA. He was a member of the Executive Board of the Universidad de Buenos Aires School of Law. He is also a graduate of the Wharton Advanced Management Program. He was born on June 9, 1962.

Ignacio C. Morán is an accountant with a degree from the Universidad de Buenos Aires. He was CFO of Telecom Argentina from May, 2016 to March, 2017. He started his professional career in Arthur Andersen (currently E&Y) in the financial institutions and capital markets area, becoming an audit and advice manager. In 1998, he worked at Banco de San Juan, as Internal Auditor and then he

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became a member of the Board of Directors of four banks of Banco de San Juan Group (Banco de San Juan S.A., Banco de Santa Cruz S.A., Nuevo Banco de Santa Fe S. A. and Nuevo Banco de Entre Ríos S.A.). In 2008, he became CFO at YPF and, in 2010, he held the position of COO. In those years, Mr. Morán was also member of the Board of Director of different local subsidiaries of YPF. He was born on August 5 1970.

Pedro Insussarry holds a degree in Business Administration from the Universidad de Belgrano and completed his postgraduate studies at the Universidad de San Andres. Mr. Insussarry is a Board Member of Núcleo, Personal Envíos and Telecom Argentina USA. He has worked for the Telecom Argentina Group since 1993. After covering several management positions in the Finance Area, in December 2007 he was promoted to Head of Finance, where Investor Relations, Treasury, Financial Resources, and Financial Planning were under his responsibility. With an extensive experience in the Company and specifically in the Finance Area, he has participated in several financing, capital markets and M&A transactions where the Telecom Argentina Group was involved. In March 2017, Pedro was appointed Finance Director of Telecom Argentina, reporting to the CEO and assuming the responsibilities of CFO in an interim manner. In addition, the Corporate Risk Management area was included in his responsibilities. Previous to Telecom Argentina, Mr. Insussarry was Financial Planning Manager at Massuh S.A. (a pulp and paper company in Argentina). He was born on December 21, 1968.

Héctor Gaspar Buscalia is an accountant with a degree from the Universidad de Buenos Aires (1988), where he received the Honor Diploma award. He completed his postgraduate studies in Telecommunications Industry at the Universidad de San Andrés. Mr. Buscalia is a Board Member of Núcleo and Personal Envíos. He has worked for the Telecom Argentina Group since 1991. In 2009 he was promoted to Head of Planning and Control of Telecom Group, where planning, costs, M&A and controlling activities were under his responsibilities. He has led many M&A transactions where Telecom Argentina Group was involved. In March 2017, Mr. Buscalia was appointed Planning, Administration and Controlling Director of Telecom Argentina, reporting to the CEO. He also worked at Arthur Andersen until 1988. He was born on June 8, 1966.

Sebastian Palla is an economist with a degree from the Universidad Torcuato Di Tella. He is Director of Procurement of Telecom Argentina since August 8, 2016. He has 21 years of experience, from 2009 to 2016, he has worked at Macro Bank as an advisor of the Chairman first, later in the Investment Banking Management area and finally in the Government Banking Management area. From 2006 to 2009, he was in charge of AFJP, first as Executive Director, and later as a Chairman. From 2002 to 2005, he worked in the public administration, as a Chief of Advisors of the Ministry of Finance and then as Sub-secretary of Finance of the Ministry of Economy and Public Finance. Mr. Palla was honored as a member of the Young Global Leaders Forum in 2005 (created by the World Economic Forum), also a member of the Eisenhower Fellowship in 2008; and was chosen as one of the most influential people of 2007, in Luciana Vazquez’ s book “The Education of Those Who Influence”. He was born on June 12, 1974.

Alejandro Miralles is an economist with a degree from the Universidad de Buenos Aires. He is Director of Human Resources of Telecom Argentina since June 6, 2016. Before that, he has been Client Partner for five years at Korn Ferry, leading company in executive talent searches. He also has worked as a CFO at Cablevisión and CEO at Teledigital Cable. Previously, he has been Investment Officer at CEI Citicorp Holdings and has worked at Citibank N.A. and at Manufacturers Hannover Trust. He was born on December 29, 1963.

Roberto Nobile is an accountant with a degree from the Universidad de Buenos Aires and an AMP (Advanced Management Program) at Harvard Business School. He has been COO of Telecom Argentina since May 2016, with responsibility on Marketing, Sales an Operation Directions. Mr. Nobile has many years of experience in the telecommunication and media sector. He joined Cablevisión in October 2006 as a COO and deputy CEO, as part of the merger of Cablevisión and Multicanal. He has been worked at Cablevisión, company with more than 10,500 employees for 10 years. He has worked at Arthur Andersen in 1989 and after that, he has worked at Honeywell as a South Regional Controller (Brazil, Argentina and Chile). Also, in 1997, Mr. Nobile has worked as CFO of Grupo Clarín. He was born on September 27, 1967.

Nestor Gustavo Bergero is an electrical engineer with a degree from the Universidad Nacional de Córdoba and with a Senior Management Program post graduated from the IAE-Universidad Austral, in 2002. He has been working as a CTO of Telecom Argentina since December 2016. Mr. Bergero has 34 years of experience in the technology and telecommunication sector. From 1983 to 1986, he has

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been working as a Manager Telecommunications at SANCOR CUL, in a rural telephony project. From 1986 to 1991 he worked at Communication Director at the province of Córdoba Government. From 1991 to 1994, he has worked as a Marketing Manager at Telintar and as Line Manager of the Northern Region of Telecom Argentina, as part of the first stage of the privatization of ENTEL. From 1994 to 2002, he has worked in different managing positions at CTI, as a Planning Manager, Engineering Director, Engineering and Operating Director and assuming also the IT Direction. From 2000 to 2002, he has been member of the Board of Directors at CTI, and in 2003 at Iusacell, a mobile telecommunication company in Mexico. In 2012 Mr. Bergero returned to Argentina and worked as a Responsible of Network Creation at Telecom Argentina. In 2013 he worked in Brazil as a Vice Chairman of Engineering of Nextel Brasil. Also, he was professor of Universidad Nacional, Universidad Católica de Córdoba, ITBA (Instituto Tecnológico de Buenos Aires) and other universities. He was born on September 19, 1957.

Juan C. Pepe is an electrical engineer with a degree from the Universidad Tecnológica de Córdoba and has a Master in Business from the Universidad de San Andres. He is CEO of Núcleo in Paraguay since April, 2009. Mr. Pepe joined Telecom Group in 1994 and since then, he has worked in different areas, including planification and development of projects with high quality standards. From 1999 to 2009, he was CTO of Núcleo. He was born on October 18, 1967.

Héctor Daniel Cazzasa is an accountant and an administrative system information specialist from the Universidad de Buenos Aires. He has obtained the designation as a C.I.S.A. (Certified Information Systems Auditor). He has been Telecom Group’s Internal Audit Director since August 1, 2016. Mr. Cazzasa has more than 30 years as a professional dedicated to auditing and consulting. Since 1987, he has worked at different international and national firms, such as Bertora & Asociados, Grant Thornton and PricewaterhouseCoopers, throughout Latin America, including Argentina. In 2004, he was appointed Internal Audit Director at Grupo IRSA until 2012. He was Chairman during 2000 and 2001 of the ISACA (Information Systems Audit and Controls Association). Since 1990, he has been a university professor in both undergraduate and postgraduate programs. He was born on June 4, 1958.

Supervisory Committee

Argentine law requires any corporation with share capital in excess of P$10,000,000 or which provides a public service or which is listed on any stock exchange or is controlled by a corporation that fulfills any of the aforementioned requirements, to have a Supervisory Committee. The Supervisory Committee is responsible for overseeing Telecom Argentina’s compliance with its bylaws and Argentine law and, without prejudice of the role of external auditors, is required to present a report on the accuracy of the financial information presented to the shareholders by the Board of Directors at the Annual Ordinary Shareholders’ Meeting. The members of the Supervisory Committee are also authorized:

•                  to call ordinary or extraordinary Shareholders’ Meetings;

•                  to place items on the agenda for meetings of shareholders;

•                  to attend meetings of shareholders; and

•                  generally to monitor the affairs of Telecom Argentina.

Telecom Argentina’s bylaws provide that the Supervisory Committee is to be formed by three or five members and three or five alternate members, elected by the majority vote of all shareholders. Members of the Supervisory Committee are elected to serve one year terms and may be reelected.

The following table lists the members and alternate members of the Supervisory Committee as of the date of this Annual Report:

Name	Position on the Supervisory Committee	Profession
Pablo Buey Fernández	Member	Lawyer
Ernesto Juan Cassani	Member	Accountant
Gerardo Prieto	Member	Accountant
Diego Emilio Rangugni	Member	Lawyer
Gabriel Andrés Carretero	Member	Accountant
Javier Alegría	Alternate Member	Lawyer
Pablo Cinque	Alternate Member	Lawyer
Juan Facundo Genis	Alternate Member	Lawyer
Mirta Silvia Maletta	Alternate Member	Accountant
Raúl Alberto Garré	Alternate Member	Accountant and Lawyer

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Pablo Andrés Buey Fernández is a lawyer with a degree from the Universidad de Buenos Aires (1979) and a Master of Laws from Harvard University Law School (1985). He is a member of the Supervisory Committee of Sofora, Nortel and Telecom Personal. He is Managing Partner at “Estudio Alegria, Buey Fernández, Fissore & Montemerlo” law firm. He acted as an associate foreign lawyer with the firm Finley, Kumble, Wagner, Heine, Underberg, Manley & Casey in 1985. He has actively participated in a number of foreign transactions, including, among others, private placements of convertible notes, initial public offerings (Royce Laboratories Inc.), foreign investments in the United States, project finance transactions and corporate counseling. He is a member of the following professional associations: Associate Member of the International Bar Association (Banking and Insolvency Committees); International Associate Member of the American Bar Association (Banking and Business Committees); International Associate Member of the American Society of International Law; Member of the Argentine Institute of Commercial Law (Instituto Argentino de Derecho Comercial); Member of the Institute of Commercial Law (Instituto de Derecho Comercial) of Universidad del Salvador Law School; and Member of the Committee of Lawyers of Banks of the Argentine Republic (Comité de Abogados de Bancos de la República Argentina). He was a professor of Comparative Law in the Master’s program in Financial and Capital Markets at the Escuela Superior de Economía y Administración de Empresas; a professor of post-graduate courses and seminars at the Universidad de Buenos Aires Law School and Economic Sciences School and at the Universidad del Salvador Law School. He was born on August 8, 1957.

Ernesto Juan Cassani is a certified public accountant with a degree from the University of Belgrano (1976). He is a member of the Supervisory Committee of Telecom Argentina and an alternate member of the Telecom Personal’ Supervisory Committee. He was a partner (1991) of the Financial Services sector of the Assurance division of Pistrelli, Henry Martin & Asociados S.R.L., a member firm of Ernst & Young Global until 2013. He is an independent Director of Banco Patagonia S.A. and alternate member of the Supervisory Committee of Molinos Río de la Plata S.A.. He is also a member of the Supervisory Committees of different companies of the Perez Companc Group and provides consulting services to La Pampa Bank. He was assistant professor of Auditing in the School of Economic Sciences of Universidad de Lomas de Zamora; teaching assistant of the Audit course at the School of Economics of the Universidad de Buenos Aires; and associate professor of the Financial Statements course at the School of Economic Sciences, Universidad Católica Argentina and Associate professor of the Accounting III course at the School of Economic Sciences, Universidad del Salvador. He was born on December 16, 1952.

Gerardo Prieto is an accountant. He has been a member of the Supervisory Committee since 2004. He is also a member of the Supervisory Committees of Sofora, Nortel, Personal and Micro Sistemas. He is Chairman of Campofin S.A., Polifin S.A., Cabaña Doble G del Litoral S.A., Experta Aseguradora de Riesgos del Trabajo S.A. and Experta Seguros de Retiro S.A.. He is President of Caminos Protegidos ART S.A. He is a Director of Industrial and Commercial Bank of China (Argentina) S.A. He is also an alternate director of La Estrella S.A. Compañía de Seguros de Retiro. He was born on March 3, 1951.

Diego Emilio Rangugni is a lawyer with a degree from the Universidad del Salvador. He owns his own law firm. He is a member of the Supervisory Committee of Nortel. He has worked at the Argentine Superintendence of Insurance (Superintendencia de Seguros de la Nación) since 1992 and was the Manager of Legal Affairs between 2010 and 2012. Between 2012 and 2015, he worked as a legal advisor at the Municipality of San Antonio de Areco. He also worked at the Dirección Nacional de los Registros Seccionales de la Propiedad del Automotor y de Créditos Prendarios between 1987 and 1994. He was born on July 10, 1965.

Gabriel Andrés Carretero is an accountant. He is a member of the Supervisory Committee appointed in representation of “ANSES-Fondo de Garantía de Sustentabilidad.” He was born on April 18, 1937.

Javier Alegria is a lawyer with a degree from the Universidad Católica Argentina. He is an alternate member of the Supervisory Committee of Nortel and Telecom Personal. He is also a partner at the law firm Estudio Alegria, Buey Fernández, Fissore & Montemerlo. He received a Master of Law from Northwestern University and a certificate in Business Administration from the Kellogg School of Management at Northwestern University. He acted as an international lawyer with Cleary, Gottlieb, Steen & Hamilton LLP law firm from 2003 to 2004. Mr. Alegria is a member of the Public Bar

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Association of the City of Buenos Aires. He is a professor at the Universidad de Buenos Aires Law School and Universidad del CEMA. He was born on August 7, 1974.

Pablo Cinque is a lawyer with a degree from the Universidad Católica Argentina. He is member of the Supervisory Committee of Sofora. He is an associate at “Errecondo, González & Funes — Abogados” law firm. He serves as a member of the Board of Directors and member of the supervisory committee of other Argentine companies, mainly in the energy and gas distribution sectors. Mr. Cinque is a member of the Public Bar Association of the City of Buenos Aires. He was born on April 29, 1984.

Juan Facundo Genis is a lawyer with a degree from the Universidad del Salvador. He specializes in business and labor law. He is an alternate member of the Supervisory Committee of Nortel. He is a member of the Public Bar Association of the City of Buenos Aires. He was born on September 18, 1967.

Mirta Silvia Maletta, is an accountant. She was elected as an alternate member of the Supervisory Committee on April 29, 2016, by the Extraordinary and Ordinary Shareholders’ meeting. Currently, she is an alternate member of the Supervisory Committee of Telecom Personal, Sofora and Micro Sistemas. She was born on March 7, 1959.

Raúl Alberto Garré is a public accountant and a lawyer with a degree from the Universidad de Buenos Aires and holds a degree in Marketing, Organizational Management and Finances from the University of California, Berkeley Business School. He also holds a degree as a Certified Mediator from the Universidad Maimónides. He is alternate member of the Supervisory Committee of Telecom Argentina, Gas Natural Ban S.A., ARSAT S.A. and the Dirección General de Fabricaciones Militares. He was the Director General of the Dirección General de Rentas de la Municipalidad de la Ciudad de Buenos Aires, the President of the Confederación Organismos Tributarios de Estados Americanos (COTEA) and the Vicepresident of C.E.A.M.S.E. (Coordinación Ecológica Área Metropolitana Sociedad del Estado). He was also Internal Auditor of the Department of Internal Affairs, Delegate to the Convención Constituyente of Buenos Aires City and member of the Consejo Directivo del Colegio Público de Abogados de la Ciudad de Buenos Aires. He was Cabinet Chief of the Department of Defense and the Department of Security and the Executive Secretary of the Consejo de Seguridad Interior. He was born on May 9, 1951.

There is no family relationship between any director, alternate director, member of the Supervisory Committee or executive officer and any other director, alternate director, member of the Supervisory Committee or executive officer.

Compensation

The compensation of the members of the Board of Directors and the Supervisory Committee is established for each fiscal year at the Annual Ordinary Shareholders’ Meeting.

The aggregate compensation paid by the Telecom Group to the members of the Board of Directors and the Supervisory Committee , acting since April 29, 2016, and the executive officers described under “—Senior Management” above, was approximately P$152.1 million for the year ended December 31, 2016.

As of December 31, 2016, the accrued compensation to the members of the Board of Directors and Supervisory Committee in connection with their duties performed since April 29, 2016 was approximately P$41.0 million and P$9.1 million, respectively. Such accrued compensation is subject to approval by the Annual Ordinary Shareholders’ Meeting, which will be held on April 27, 2017.

As of December 31, 2016, compensation paid as advance payments to members of the Board of Directors and Supervisory Committee acting since April 29, 2016 was P$16.2 million and P$3.9 million, respectively. Those advance payments were authorized by the Annual Ordinary Shareholders’ Meeting held on April 29, 2016, and will be deducted from the final compensation determined by the Annual Ordinary Shareholders’ Meeting of 2017, based on the amount proposed by the Board of Directors to the shareholders, with the prior opinion of the Audit Committee of Telecom Argentina (the “Audit Committee”).

Compensation for the executive officers described under “—Senior Management” above, amounted to approximately P$198.0 million for the year ended December 31, 2016 (including fixed

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and variable compensation, retention plan benefits and, in some cases, severance payments and non-compete agreements), of which approximately P$132.0 million were paid as of December 31, 2016.

The Company’s managers (including Senior Management) receive fixed and variable compensation. A manager’s fixed compensation corresponds with the level of responsibility required for his or her position and the market rate for similar positions. Variable compensation is tied to annual performance goals. Certain managers are beneficiaries of retention plan benefits.

During the year ended December 31, 2016, Telecom Argentina was not required to set aside or accrue any amounts to provide pension, retirement or similar benefits.

Telecom Argentina has no stock option plans for its personnel, or for its members of the Board of Directors or the Supervisory Committee.

Board Practices

Under Argentine law, directors have the obligation to perform their duties with loyalty and the diligence of a prudent business person. Directors are jointly and severally liable to Telecom Argentina, our shareholders and third-parties for the improper performance of their duties, for violations of law, our bylaws or regulations and for any damage caused by fraud, abuse of authority or gross negligence. Under Argentine law, specific duties may be assigned to a director by the bylaws or regulations or by resolution of the Shareholders’ Meeting. In these cases, a director’s liability will be determined with reference to the performance of these duties, provided that certain recording requirements are met. Under Argentine law, directors are prohibited from engaging in activities in competition with Telecom Argentina without express authorization of a Shareholders’ Meeting. Certain transactions between directors and Telecom Argentina are subject to ratification procedures established by Argentine law.

The Supervisory Committee is responsible for overseeing our compliance with our bylaws and Argentine law and, without prejudice to the role of external auditors, is required to present to the shareholders at the Annual Ordinary General Shareholders’ Meeting a report on the accuracy of the financial information presented to the shareholders by the Board of Directors. See “—Supervisory Committee” for further information regarding the Supervisory Committee.

On May 22, 2001 the Argentine government issued Decree No. 677/01, entitled “Regulation of Transparency of the Public Offering,” or the “Transparency Decree” (replaced since January 28, 2013 by equivalent articles included in Law No. 26,831. See “Item 9—The Offer and Listing—The Argentine Securities Market—Capital Markets Law—Law No. 26,831” below). The intention of this decree, which is also stated within Law No. 26,831, was to move towards the creation of an adequate legal framework that may strengthen the level of protection of investors in the market. The main objectives of the Transparency Decree were to promote the development, liquidity, stability, solvency and transparency of the market, generating procedures to guarantee the efficient reallocation from savings to investments and good practices in the administration of corporations.

Law No. 26,831 (previously, the Transparency Decree) vests in members of the Board of Directors:

•                  the duty to disclose certain events, such as any fact or situation capable of affecting the value of the securities or the course of negotiation;

•                  the duty of loyalty and diligence;

•                  the duty of confidentiality; and

•                  the duty to consider the general interests of all shareholders over the interest of the controlling shareholder.

A director will not be liable if, notwithstanding his or her presence at a meeting at which a resolution was adopted or his or her knowledge of the resolution, a written record exists of his opposition thereto and he or she reports his opposition to the Supervisory Committee before any complaint against him or her is brought before the Board of Directors, the Supervisory Committee, the Annual Ordinary Shareholders’ Meeting, the competent governmental agency or the courts. Any liability of a director vis-à-vis Telecom Argentina terminates upon approval of the directors’ performance by the Shareholders’ Meeting, provided that shareholders representing at least 5% of our

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capital stock do not object and provided that this liability does not result from a violation of the Telecom Argentina’s bylaws, the Argentine law or regulations.

Additionally, Law No. 26,831 provides that those who infringe upon the provisions set forth therein shall be subject, in addition to civil and criminal liability (as applicable), to certain sanctions including warnings, fines, disqualification, suspension or prohibition from acting under the public offering regime.

In July 2012, Decree No. 1,278/12 approved a regulation of officers and directors appointed by the shares or equity interests of the Argentine government, under the scope of the Secretary of Economic Policy and Development Planning of the Ministry of Economy and Public Finance. On July 28, 2016 Decree No. 894/16 was published, which modifies Decree No. 1,278/12, establishing that in those companies whose shares integrate the investment portfolio of the FGS, the corporate, political, and economic rights pertaining to such shares shall not be exercised by the Secretary of Economic Policy and Development Planning, but they are to be exercised by the ANSES.

In addition, Decree No. 894/16 established that the directors appointed by the ANSES shall have the functions, duties and powers set out by the General Companies Law No. 19,550, the Law of Capital Market No. 26,831 and its complementary and regulatory provisions, all the regulations applicable to the company in which they perform duties, their bylaws and internal regulations, and shall have all the responsibilities they might be liable for under these rules; as a result the provisions of Decrees No. 1,278/12 and 196/15 (the latter in respect of delimitation of responsibility) are no longer applicable.

Telecom Argentina maintains an officers’ and directors’ insurance policy covering claims brought against the officers and/or directors relating to the performance of their duties. At present, the total amount covered by this insurance is US$75,000,000.

Also, at Telecom Argentina Shareholders’ Meeting held on April 8, 2016, the shareholders approved the grant of indemnity to: (1) the regular and alternate members of the Board of Directors and of Supervisory Committee that have resigned their positions due to the change of the indirect controlling shareholder and (2) the former directors and supervisory committee members nominated or appointed, directly or indirectly, by the former controlling shareholder (the “persons subject of indemnity”) in relation to their acts and omissions before or on March 8, 2016, in the case of the directors, and before or on April 8, 2016, in the case of Supervisory Committee members, to the extent and as far as it is allowed by Argentine law and by the by-laws, and for a six-year period beginning on the abovementioned dates.

In May 2004, the Board of Telecom Argentina resolved to create the Steering Committee (“Consejo de Dirección”), which served as an internal body of the Board of Directors and was comprised of four members of the Board of Directors.

In March 2009, the Board of Directors of Telecom Argentina resolved to dissolve the Steering Committee. However, on April 7, 2010, the Board of Directors of Telecom Argentina resolved to reestablish this Committee, maintaining the same pre-dissolution structure. The Steering Committee, consisting of four members or alternate members of the Board of Directors of Telecom Argentina and Personal, resumed its duties on October 26, 2010. On such date, the Board of Directors issued a new Regulation of Authority and Operation of the Steering Committee. The Steering Committee fulfills, among others, the functions of approving the Business Plan of Telecom Argentina and its subsidiaries previous to the presentation to the Board of Directors; approving the general remuneration policy of Telecom Argentina and Personal employees; and approving the Media Budget for its presentation to the Board of Directors.

Pursuant to the Regulation of Authority and Operation of the Steering Committee, a quorum shall consist of a majority of members of the Steering Committee, including those who attend by teleconference or video teleconference. All members shall adopt decisions unanimously. In the event no resolution is adopted on any of the issues submitted for consideration of the Steering Committee, the matter shall be referred to the Board of Directors.

As of the date of this Annual Report, the members of the Steering Committee are: Gerardo Werthein, Adrián Werthein, Mariano M. Ibáñez and Carlos A. Harrison.

Telecom Argentina’s bylaws grant the Board of Directors the power to appoint an Executive Committee formed by some of its members and be in charge of Telecom Argentina’s day-to-day

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affairs, in each case under the supervision of the Board of Directors. However, the Board of Directors decided not to appoint an Executive Committee.

Operating Committee

In April 2013, the Boards of Directors of Telecom Argentina and Personal decided to create the Operating Committee as an internal body of both entities, with the following duties: (i) approving any transactions determined by the authorization regime within the limits that may be prescribed, as a tier above the level assigned to the CEO and prior to the Board of Directors; and (ii) approving transactions with related parties up to P$10,000,000.

The Operating Committee’s members are the CEO of Telecom and two regular members and two alternate members, who must be regular or alternate directors of Telecom Argentina or Personal, appointed by the Board of Directors of Telecom Argentina. Members of the Operating Committee serve during the time they serve as members of the Board of Directors of Telecom Argentina or Personal.

Regulatory Compliance Committee

According to the New Shareholders’ Agreement and to the TI-W Commitment (See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—“Telco” and “TI-W” Commitments” and “—Shareholders’ Agreement”), in October 2010, a Regulatory Compliance Committee was created consisting of three members or alternate members of the Board of Directors of Telecom Argentina and Personal not taking into account those members appointed at the request of Telecom Italia and those members appointed jointly by Telecom Italia and W de Argentina Inversiones, if any.

The main duty of the Regulatory Compliance Committee was to verify that Telecom Argentina and Personal were in compliance with the requirements (hereinafter, “the Requirements”) assumed or derived for both companies from the “Telco” and the “TI-W” Commitment.

Due to the change in the indirect controlling shareholder of Telecom Argentina resulting from the March 8, 2016 sale of the Telecom Italia Group’s majority stake in Sofora to Fintech, on April 15, 2016, Telecom Argentina and Telecom Personal notified the CNDC that “the Telco and TI-W Commitments had become moot.”

Last members of the Regulatory Compliance Committee were Adrián Werthein (Chairman); Eduardo Federico Bauer and Esteban Gabriel Macek.

Audit Committee

Law No. 26,831 provides that companies with publicly-listed shares shall appoint an Audit Committee to be formed by three or more members of the Board of Directors. Under CNV rules, the majority of the members of the Audit Committee must be independent. In order to qualify as independent, the director must be independent with respect to the company, any controlling shareholders or any shareholders that are significant participants in the company and cannot carry out executive duties for the company. A member of the Board of Directors cannot qualify as an independent director if he or she is a relative of a person who would not qualify as an independent director if such relative were appointed as a member of the Board of Directors.

Pursuant to General Resolution No. 400/02 of the CNV, published in the Official Gazette on April 5, 2002, the provisions of the Transparency Decree, which are now part of Law No. 26,831, relating to the Audit Committee were applicable for the financial years beginning on or after January 1, 2004.

At the Board of Directors meeting held on April 29, 2004, the Board of Directors resolved the final composition of the Audit Committee, and the Audit Committee came into effect.

According to the Regulation for the implementation of the Audit Committee (“Normativa de Implementación del Comité de Auditoría”) which is a set of guidelines for the Audit Committee filed with the CNV, in case of resignation, dismissal, death or lack of capacity of any of the members of the Audit Committee, the Board of Directors shall immediately appoint a replacement, who shall remain in office until the following Annual Shareholders Meeting.

According to Law No. 26,831 the duties of the Audit Committee are:

•                  providing the market with complete information on transactions in which there might be a conflict of interest with the members of the corporate bodies or controlling shareholders;

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•                  giving an opinion on the fulfillment of legal requirements and reasonableness of the conditions for the issuance of shares or securities convertible into shares, in the case of capital increases where preemptive rights have been excluded or limited;

•                  giving an opinion regarding transactions with related parties in certain cases;

•                  supervising internal control systems and verifying the fulfillment of norms of conduct; and

•                giving an opinion regarding the Board of Directors’ proposal to designate external auditors and evaluating their independence, among others.

Additionally, according to the Regulation for the Implementation of the Audit Committee, the Audit Committee also reviews the plans of internal auditors, supervising and evaluating their performance.

On March 8, 2016 Telecom Argentina’s Board of Directors accepted the resignation of Mr. Oscar Carlos Cristianci and Mr. Enrique Llerena as members of the Board of Directors and as members of Telecom’s Audit Committee. On that same date the Board of Directors appointed Mr. Martín Hector D’Ambrosio and Mr. Alejandro Macfarlane to replace them as members of Telecom’s Audit Committee until the date of the Annual Shareholders’ Meeting that considered Telecom Argentina’s 2015 Financial Statements. At its meeting on April 29, 2016, the Board of Directors elected Mr. Esteban Gabriel Macek, Mr. Alejandro Macfarlane and Mr. Martín Hector D’Ambrosio as members of the Audit Committee for fiscal year 2016. Furthermore, the Board of Directors determined that Mr. Macek qualifies as the audit committee financial expert under SEC guidelines.

Under SEC and NYSE regulations, Mr. Martín Hector D’Ambrosio qualifies as independent director and Mr. Alejandro Macfarlane relies on Rule 10A-3(b)(1)(iv)(B) exemption, otherwise meeting the independence requirements of Rule 10A-3(b)(1)(ii). Under CNV regulations, only Mr. D’Ambrosio qualifies as independent director.

The Board of Directors’ meeting appointing the Audit Committee members for year 2017 has not yet been held. Therefore, as of the date of this Annual Report, the following members of Telecom Argentina’s Audit Committee are still in office: Mr. Esteban Gabriel Macek, Mr. Martín Hector D’Ambrosio and Mr. Alejandro Macfarlane.

Pursuant to the Law No. 26,831, the Audit Committee may seek the advice of lawyers and other outside professionals at Telecom Argentina’s expense, so long as the shareholders have approved expenditures for the services of such professionals. For fiscal year 2016, a budget of P$2,700,000 was approved for Audit Committee expenditures. As of the date of this Annual Report, the Annual Shareholders’ Meeting approving the Audit Committee expenditures for year 2017 has not yet been held.

Risk Management Committee

In 2012, the Board of Directors of Telecom Argentina approved the implementation of an Enterprise Risk Management Process at the Telecom Group, and the creation of a Risk Management Committee. The Committee is chaired by the CEO, and is composed by Senior Managers, led and coordinated by the CFO. The Board of Directors of Telecom Argentina also approved the creation of the Risk Management function (at the managerial level), whose responsible person also serves as Secretary of the Risk Management Committee and reports directly to the CFO.

The duties of the Risk Committee include reviewing and implementing policies, mechanisms and procedures to identify, to measure and to mitigate risks for Telecom Argentina and its subsidiaries, and also recommend any steps or adjustments it deems necessary to reduce the risk profile of the organization, based on the “Organizational Procedure for Enterprise Risk Management.”

The Company follows the guidelines provided under the Enterprise Risk Management — Integrated Framework 2004 issued by COSO, in order to carry on its Enterprise Risk Management process. Financial reporting risks are reviewed and certified under section 404 of the Sarbanes Oxley Act.

Telecom Argentina and its subsidiaries have different action plans that endeavor to mitigate, in whole or in part, high impact risks for the Telecom Group. However, it cannot be assured that such plans are totally effective, or other events, unforeseen at the date of this Annual Report, could arise and affect the performance of the Telecom Group.

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Disclosure Committee

Telecom Argentina has also established a Disclosure Committee, which is responsible for monitoring the gathering, processing and submission to the CEO and CFO of consolidated financial and non-financial information that is required to be included in disclosure reports in order to ensure timely and accurate disclosure of material information. The duties of the Disclosure Committee include the following:

•                  assisting the CEO and the CFO in evaluating the effectiveness of Telecom Argentina’s disclosure controls and procedures prior to the filing of Annual Reports both in Argentina and the United States;

•                  suggesting any improvements in disclosure procedures as a result of this evaluation;

•                  verifying that Telecom Argentina’s processes for information collection, processing and control are in compliance with its disclosure procedures such that the accuracy of its disclosures can be verified; and

providing assistance in determining what information may be considered material to Telecom Argentina.

Employees and Labor Relations

As of December 31, 2016, the total number of employees of the Telecom Group was 15,970, out of which (i) 10,901 corresponded to Telecom Argentina, (ii) 4,661 corresponded to Telecom Personal, (iii) 401 corresponded to Núcleo and (iv) 7 corresponded to Personal Envíos (with no temporary employees). Out of the total number of employees, 80% are party to collective labor agreements and, therefore, represented by unions. The management and senior positions are covered by non-unionized employees. In Núcleo and Personal Envíos, employees are non-unionized.

In Telecom Argentina and Telecom Personal there are 10,051 and 2,806 unionized employees, respectively.

As to the distribution of trade union representation, see below:

1)             The first-degree union with the highest number of employees is FOETRA Sindicato Buenos Aires (“FOETRA”), with 4,473 employees. FOETRA, is associated with FATEL Federation, which together with other six first-degree unions, represent approximately 7,373 Telecom Argentina and Personal employees (5,769 and 1,604 employees of Telecom Argentina and Personal, respectively).

2)             FOEESITRA (“Federación de Obreros, Especialistas y Empleados de los Servicios e Industrias de las Telecomunicaciones de la República Argentina” or “FOEESITRA”) represents the rest of the unionized employees, with greater geographic dispersion and smaller population than FATEL, amounting 3,257 Telecom Argentina and Personal employees (2,269 and 988 employees of Telecom Argentina and Personal, respectively).

3)             FOPSTTA (“Federación de Organizaciones de Personal de Supervisión y Técnicos Telefónicos Argentinos”) and UPJET (“Unión de Personal Jerárquico de Empresas de Telecomunicaciones”) represent 656 and 1,281 employees of Telecom Argentina and Personal, respectively.

4)             In Telecom, professional employees are represented by CePETel, which represents 290 employees. This trade union, although recognized as legitimate by mobile telephony companies, does not have effective representation in the sector and, therefore, in Telecom Personal.

In 2016, the inflationary environment continued, as well as the consequent union claims with significant percentages of salary increases, and additional bonus or compensatory amounts. Such claims were combined with forceful measures of various nature as a consequence of the new structure of union leadership.

On the other hand, the claims of social organizations, in pursuit of subsidies and other benefits, were also intensified.

During 2016, Telecom Argentina, for more than six years, continued to negotiate with telecommunication labor organizations through the “Mesa de Unidad Sindical de las Telecomunicaciones” (the “MUS” or Board of Trade Union Unity), which brings together FOEESITRA,

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FATEL, FOPSTTA and UPJET. The negotiations were aimed to reach a collective labor agreement for the basic telephony. Additionally, in 2016 the CePETel, which organizes professional employees, was incorporated into this negotiation.

Together with the MUS, the Company carried out the search for collective wage agreements in the field of basic telephony. In this regard, a 30% non-remunerative and non-cumulative wage increase was agreed to as of July 2016. An additional 5% was added to such increase as from February 2017 with the same characteristics. In January 2017, a one-time special bonus of P$5,500 was agreed to and the amount unionized employees received on the ‘Day of the Telephone Worker’ was increased, representing 2% of the total payroll.

In the same terms, agreements were reached in the joint negotiations with respect to call center collective agreements, which are subscribed with FOETRA SITRATEL and FOEESITRA.

In relation with Personal’s unionized employees, collective labor agreements for the mobile telephony subscribed with FATEL (Collective Labor Agreement (CCT) N° 614/15), FOEESITRA (CCT N° 712/15), FOPSTTA (CCT N° 615/15), and UPJET (CCT N° 714/15) continue in effect.

Regarding the evolution of salary scales in Telecom Personal, for the first time the negotiations were carried out within the framework of the MUS and the companies of the activity.

It is worth mentioning that, as of the date of this Annual Report, CePETel -union gathering professionals of the sector-, has raised its claim of representation and negotiation of a CCT for mobile activity, having initiated administrative proceedings within the scope of the Ministry of Labor, Employment, and Social Security.

In relation to non-bargaining unit employees (“FC”), in May, July and August 2016, a general adjustment was set forth, with the exception of population occupying positions reporting directly to the CEO or the Chairman. Those adjustments were supplemented for the same population, with a pattern of selective increase applied in August based on the concept of meritocracy, thus allowing award and acknowledgment for outstanding performances. For the population occupying positions reporting directly to the CEO or the Chairman, a selective adjustment was defined in August as well as in November.

See “Item 8—Financial Information—Legal Proceedings—Labor Claims” for more detail on labor claims filed against Telecom Argentina and Personal.

Employees by Segment

The table below shows the number of employees as of December 31, 2016, 2015 and 2014 by segment:

	December 31, 2016	December 31, 2015	December 31, 2014
Fixed Services	10,901	10,903	11,056
Personal Mobile Services	4,661	4,908	4,958
Núcleo Mobile Services (1)	408	413	402
Total	15,970	16,224	16,416

(1)         Includes Envíos employees.

Share Ownership

Share Ownership by directors, executive officers, and Supervisory Committee members

No current member of the Board of Directors and no current member of the Supervisory Committee directly holds obligations or capital stock of Telecom Argentina. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders of Nortel” for additional information regarding indirect holdings in Telecom Argentina of certain members of its Board of Directors.

Mr. Gaspar Buscalia holds 2,000 Class B Shares and 650 ADS of Telecom Argentina; Mr. Alejandro Quiroga López holds 4,450 Class B Shares of Telecom Argentina and Mr. Roberto Nobile  holds 4,000 ADS of Telecom Argentina. No other member of Telecom Argentina’s senior management holds obligations or capital stock of Telecom Argentina.

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Share Ownership Plan

At the time of the privatization of ENTel in 1990, the Argentine government created a Share Ownership Plan (“SOP”), for the employees of ENTel and CAT, which were acquired by Telecom Argentina, Telintar and Startel. Pursuant to the Privatization Regulations, 10% of Telecom Argentina’s then-outstanding shares, consisting of 98,438,098 Class C Shares, were transferred by the Argentine government to Telecom Argentina, Telintar, and Startel employees previously employed by ENTel and CAT. This transfer was made through a general transfer agreement signed on December 29, 1992 (the “General Transfer Agreement”). Our Class C Shares consist exclusively of shares originally sold in connection with the SOP. According to applicable law, to be eligible to continue to participate in the SOP, the employees had to remain employed by Telecom Argentina, Telintar and Startel. Employees who terminated their employment with Telecom Argentina, Telintar or Startel before the deferred purchase price was fully paid were required to sell their Class C Shares to another employee under the SOP or, if no other employee was available to purchase these shares, to a guaranty and repurchase fund (the “Guaranty and Repurchase Fund”) at a price calculated according to a formula provided in the General Transfer Agreement.

On December 9, 1999, Decree No. 1,623/99 was issued, authorizing the accelerated repayment of the outstanding balance of the deferred purchase price for all Class C Shares, and lifting the transfer restrictions on the Class C Shares upon the satisfaction of certain precedent conditions. However, the shares held in the Guaranty and Repurchase Fund were still subject to transfer restrictions until an injunction prohibiting the trading or selling of these shares was lifted. Decree No. 1,623/99 provided that once the injunction was lifted, the sale of an amount of shares in the Guaranty and Repurchase Fund, would take place in order to cancel the debt owed to the former employees for the acquisition of shares transferred to the Guaranty and Repurchase Fund. The remaining shares held in the Guaranty and Repurchase Fund would then be distributed in accordance with the decision of the majority of the employees taken in a special meeting of the SOP.

In accordance with Decree No. 1,623/99, at the extraordinary and special Class C Shareholders’ Meeting held on March 14, 2000, Telecom Argentina’s shareholders approved the conversion of up to 52,505,360 Class C Shares into Class B Shares in one or more tranches from time to time, as determined by the trustee of the SOP, Banco de la Ciudad de Buenos Aires, based on the availability of Class C Shares that were not affected by judicial restrictions on conversion.

A first tranche of 50,978,833 Class C Shares was converted into Class B Shares for public resale. This transaction was authorized in Argentina by the CNV and was registered in the United States with the SEC on May 3, 2000. The rest of the Class C Shares authorized for conversion were converted into Class B Shares in four more tranches ending in 2005.

As requested by the Executive Committee of the SOP, the Ordinary, Extraordinary and Special Class C Shareholders’ Meetings held on April 27, 2006, approved the delegation of authority to Telecom Argentina’s Board of Directors for the conversion of up to 41,339,464 ordinary Class C Shares into an equal quantity of Class B Shares, in one or more conversions. As of December 31, 2011, all the 41,339,464 shares were converted into Class B Ordinary Shares in eleven tranches.

The remaining 4,593,274 Class C Shares were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada s/nulidad de acto jurídico”, which has been lifted. Therefore, the General Ordinary and Extraordinary and Special Class C Shares Meetings held on December 15, 2011 approved the delegation of authority to Telecom Argentina’s Board of Directors for the conversion of up to 4,593,274 Class C ordinary shares into an equal quantity of Class B ordinary shares in one or more tranches. As a result, 4,358,526 Class C Shares have been converted to Class B Shares in ten tranches. As of the date of this Annual Report, the outstanding number of Class C Shares is 234,748.

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ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Our principal shareholder is Nortel. As of December 31, 2016, Nortel owned all of Telecom Argentina’s Class A Ordinary Shares (51% of Telecom Argentina’s total capital stock) and approximately 7.64% of the Class B Ordinary Shares (3.74% of Telecom Argentina’s total capital stock) which, in the aggregate, represented approximately 54.74% of the total capital stock or 55.6% of the total outstanding shares considering the 15,221,373 Class B Ordinary Shares which were repurchased and are held in treasury. Telecom Argentina is directly controlled by Nortel by virtue of Nortel’s ownership of a majority of Telecom Argentina’s capital stock. However, Nortel’s controlling interest is subject to certain agreements among Sofora’s shareholders. See “—Shareholders of Nortel” below.

Nortel was incorporated in Buenos Aires, Argentina on October 19, 1990 and registered with the Public Registry of the City of Buenos Aires on October 31, 1990 under No. 8,025, book 108, Volume “A” of Corporations. Nortel is a holding company that was formed in 1990 by a consortium including the Telecom Italia Group and FCR in connection with the privatization of ENTel and formation of Telecom Argentina.

In the event of certain payment defaults or breaches of covenants, holders of Nortel’s preferred stock collectively have the right to elect one director of Nortel and obtain voting rights.

Nortel’s offices are located at Alicia Moreau de Justo 50, 13th floor, Buenos Aires, Argentina.

Shareholders of Nortel

As of December 31, 2016, Nortel’s capital stock was composed of (i) ordinary shares (78.38% of the capital stock) all of them owned by Sofora, and (ii) Preferred Series B shares (21.62% of the capital stock), which do not grant voting rights.

In 2003, W de Argentina Inversiones, Telecom Italia, and Telecom Italia International N.V. signed a shareholders’ agreement for the joint management of Sofora, Nortel, Telecom Argentina and its subsidiaries, including Personal, which was amended in August 2010, October 2010, March 2011, November 2013 and October 2014. See “—Shareholders’ Agreement” below.

On November 14, 2013 Telecom Italia and Telecom Italia International N.V. (collectively, the “Sellers”) and Tierra Argentea S.A. (“Tierra Argentea”, a company controlled by the Sellers) accepted an offer made by Fintech to acquire Telecom Italia’s controlling stake in Telecom Argentina owned by the Sellers through their subsidiaries Sofora, Nortel, and Tierra Argentea pursuant to the terms of a purchase agreement by and among, Fintech, Tierra Argentea and the Sellers (the “2013 Purchase Agreement”), subject to prior Argentine regulatory approvals.

The total aggregate consideration and payments to be received by the Sellers under the 2013 Purchase Agreement and other agreements among Fintech and other persons was approximately US$960.0 million. On October 25, 2014, Telecom Italia announced the acceptance of an offer made by Fintech to amend and restate the 2013 Purchase Agreement.

The amended and restated 2013 Purchase Agreement provided that: (i) the same total aggregate consideration and payments to be received by the Sellers from Fintech and other persons pursuant to the 2013 Purchase Agreement and other agreements executed in connection therewith at approximately US$960.0 million, (ii) the transfer of a 51% controlling interest in Sofora as subject to the approval of the telecommunications regulatory body (formerly, SC, subsequently AFTIC and currently its successor, ENACOM), and (iii) a 17% minority interest in Sofora would be sold to Fintech during October 2014.

Of the total aggregate amount to be received by the Sellers, an aggregate amount of US$ 867.9 million would be paid by Fintech as consideration for the sale of:

•                  68% of the ordinary shares of Sofora held by the Sellers, divided between 17% of the ordinary shares of Sofora (US$208.6 million) and 51% of the ordinary shares in Sofora (US$550.6 million);

•                  15,533,834 Class B Shares of Telecom Argentina held by Tierra Argentea, representing 1.58% of the outstanding shares, (US$61.2 million); and

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•                  2,351,752 American Depositary Shares, representing 117,588 Preferred Class B Shares of Nortel held by Tierra Argentea, equal to 8% of the outstanding Preferred Class B Shares of Nortel (US$47.5 million).

The remaining amount would be paid pursuant to additional agreements related to the transaction, including: (i) the waiver by the Sellers of certain rights under, as well as amendments to, the Shareholders’ Agreement relating to Telecom Argentina and the Werthein Group, which would retain 32% of the voting shares of Sofora; (ii) an agreement granting the right to continue providing technical support and other services to the Telecom Argentina companies for up to three years following the closing date; and (iii) the commitment of Fintech to pay amounts already reserved for the payment of dividends by Telecom Argentina (“Reserved Dividends”), if such dividends were not paid outside Argentina to its shareholders prior to the closing of the purchase and sale of Sofora shares.

In implementing the above-mentioned agreements, on December 10, 2013, the Class B Shares of Telecom Argentina and the American Depositary Shares representing Class B Shares of Nortel owned by Tierra Argentea were transferred to Fintech for an aggregate amount of US$108.7 million and on October 29, 2014 Telecom Italia International N.V. transferred 17% of the capital stock of Sofora to Fintech.

On October 16, 2015 AFTIC’s Resolution No. 491/15 was published in the Official Gazette denying the requested authorization for the transfer to Fintech of the controlling interest that Telecom Italia Group held in Sofora, Fintech, the Telecom Italia Group, W de Argentina Inversiones, Telecom Argentina and Telecom Personal filed a recourse of reconsideration against Resolution No. 491/15 requesting AFTIC to revoke such resolution and grant the authorization for the transfer.

On February 17, 2016 Telecom Argentina was notified of ENACOM Resolution No. 64/16 pursuant to which ENACOM partially granted the above mentioned requests revoking the denial in AFTIC Resolution No. 491/15 and deciding to continue the analysis of the transfer of Telecom Italia’s interest in Sofora to Fintech.

On February 24, 2016, Telecom Argentina was notified of Fintech’s intention to launch a Mandatory Tender Offer (the “OPA”) resulting from a change of control event for all Class B Shares of Telecom Argentina which are traded on the BCBA, or MERVAL, promoted and formulated by Fintech. In addition, Fintech launched an OPA in the United States, which offers’ reception period expired on November 23, 2016. For further information of the OPAs launched by Fintech and their results, see “Item 4—Information on the Company—Introduction—History.”

On March 7, 2016, ENACOM Resolution No. 277/16 authorized the transfer of Sofora’s majority shareholder stake to Fintech and on March 8, 2016, the transfer of the Telecom Italia Group’s 51% stake in Sofora to Fintech was completed. As a result, the Telecom Italia Group was replaced by Fintech as indirect controlling shareholder of Telecom Argentina.

As of the date of this Annual Report, Sofora’s shares belong to Fintech (68%) and to W de Argentina Inversiones (32%). Additionally, Fintech has 58,173,522 Class B Shares that represent 5.91% of Telecom Argentina’s total capital stock.

In March 2017, W de Argentina Inversiones offered to Sofora and Sofora accepted with the consent of Fintech, the controlling shareholder of Sofora, an offer to amortize, in two tranches, all of the shares of capital stock issued by Sofora and owned by W de Argentina Inversiones, equal to 140,704,640 shares. As a result of the amortization, Sofora agreed to pay W de Argentina Inversiones an amount equal to the par value of W de Argentina Inversiones’ shares of capital stock issued by Sofora, such amount being equivalent to P$140,704,640, and issue in the name of W de Argentina Inversiones one or more dividend certificates (any such certificate, a “Bono de Goce”) evidencing W de Argentina Inversiones’ rights to dividends up to an aggregate amount of up to US$470 million less the amounts paid to amortize the shares of Sofora owned by W de Argentina Inversiones, plus certain incremental amounts, with preference over the Telecom Argentina Class A Shares to be received by the shareholders of Sofora in the Reorganization. The amortization of the first tranche of shares of capital stock of Sofora owned by W de Argentina Inversiones and representing 17% of the issued and outstanding capital stock of Sofora is scheduled to occur on May 2, 2017, after which a Bono de Goce in the amount of US$249,687,500 less the U.S. dollar equivalent of P$74,749,340 will be issued to W de Argentina Inversiones. The amortization of the second tranche of shares of capital stock of Sofora owned by W de Argentina Inversiones and representing an additional 15% of the issued and outstanding capital stock of Sofora as of the date of this Annual Report is subject to the approval of ENACOM. If this second amortization occurs, an additional Bono de Goce will be issued in an amount equal to U.S.$220,312,500 less the U.S. dollar equivalent of P$65,955,300. Upon the completion of the amortizations, Fintech will be the sole shareholder of Sofora.

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Consequently, on March 28, 2017 Sofora’s Shareholders’ Meeting approved the amortization of all of W de Argentina Inversiones’ shares in Sofora in two tranches (17% on or before May 2, 2017 and 15% subject to the ENACOM´s release from the obligation to be maintained as part of the principal nucleus (“núcleo principal”)).  See “Item 4—Information on the Company—Introduction—Recent Developments—The Reorganization.”

More information is available in the “Relevant Facts” Section of the CNV at www.cnv.gob.ar, and in the “Company filings search” Section (company Telecom Argentina) of the SEC at www.sec.gov. Unless specifically incorporated by reference herein, the information contained or accessible through such websites should not be considered a part of this Annual Report.

Fintech

Fintech Telecom LLC, a Delaware (United States) limited liability company, is a wholly-owned direct subsidiary of Fintech Advisory Inc. and its primary purpose is to hold, directly and indirectly, the securities of Telecom Argentina. Fintech Advisory Inc., a Delaware (United States) corporation, is directly controlled by Mr. David Martínez. Fintech Advisory Inc. is an investor and investment manager in equity and debt securities of sovereign and private entities primarily in emerging markets.

W de Argentina — Inversiones S.A.

W de Argentina — Inversiones, a company of the Werthein Group, is a company owned by Daniel Werthein, Adrián Werthein, Gerardo Werthein (a member of Telecom Argentina’s Board of Directors) and Darío Werthein. The Werthein Group’s main lines of business include farming and oil operations, insurance and real estate activities, as described below:

•   Farming and Oil Operations. Gregorio, Numo y Noel Werthein S.A.A.G.C. e I. (“GNNW”) is the company that handles the businesses of the Werthein Group, mainly related to agribusiness activities and food products. GNNW owns more than 217,141 acres in the primary farming areas of Argentina, harvesting more than 28,587 tons of different crops and owns more than 20,223 heads of cattle dedicated to meat production. GNNW is also involved in the manufacturing of processed fruits as well as teas and other infusions. Most of its products are aimed at the international markets with important exports worldwide.

•   Insurance Activities. The Werthein Group has a 100% interest in Experta Aseguradora de Riesgos del Trabajo S.A., a leading work risk insurance company in Argentina, and Experta de Retiro S.A., a retirement insurance company in Argentina. Additionally, together with certain third-party individuals, the Werthein Group detain control of La Estrella S.A. Compañía de Seguros de Retiro, a leading retirement insurance company in Argentina.

•   Real Estate Activities. The Werthein Group conducts real estate, construction, consulting, public works and other real estate-related activities through its interests in other companies.

•   Gas Transportation Activities. The Werthein Group has a minority stake in Transportadora de Gas del Sur S.A., one of the largest gas pipeline companies in Argentina.

Ownership of Telecom Argentina Common Stock

The following table sets forth, as of March 31, 2017, each beneficial owner of 5% or more of each class of Telecom Argentina’s shares. However, as of the date of this Annual Report, current holdings may differ.

	Number of Shares	Percent of	Percent of Total Capital
	Owned	Class	Stock (1)
Class A Ordinary Shares:
Nortel	502,034,299	100.00%	51.00%
Class B Ordinary Shares (listed in BCBA):
ANSES - FGS	246,018,839	51.03%	24.99%
Nortel	36,832,408	7.64%	3.74%
Treasury Shares	15,221,373	3.16%	1.55%
Others (2)	184,039,311	38.17%	18.69%
Class C Ordinary Shares:
Others	234,748	100.00%	0.03%

(1)         Represents the respective percentage over the total of Telecom Argentina’s ordinary shares, regardless their class.

(2)         Includes 58,173,522 Class B Shares owned by Fintech representing 12.07% of total Class B Shares (including Treasury Shares) and 5.91% of Telecom Argentina’s total capital stock.

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As of March 31, 2017, there were approximately 28.2 million American Depositary Shares outstanding (representing rights to 141.2 million Class B Shares or 32.84% of total Class B Shares, excluding those held by Nortel and Treasury Shares). Further, as of March 31, 2017, there were approximately 63 registered holders of American Depositary Shares in the United States and approximately 17,500 holders of Class B Shares in Argentina. Because some Class B Shares are held by representatives, the number and domicile of registered shareholders may not exactly reflect the number and domicile of beneficial shareholders.

All shares have equal voting rights. Nevertheless, pursuant to Section 221 of the GCL, the rights of treasury shares shall be suspended (including voting rights) while held by Telecom.

“Telco” and “TI-W” Commitments

On October 25, 2007, a consortium made up of Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A., Sintonia S.A. (Benetton) and Telefónica, S.A. (of Spain) bought Olimpia S.p.A.’s entire stock through the Italian company Telco S.p.A., which held approximately 23.6% of Telecom Italia’s voting shares (the “Telco Transaction”). On December 22, 2009, Sintonia S.A. (Benetton) left the consortium and its participation was assumed by the remaining shareholders of Telco S.p.A. on a pro rata basis. As of December 31, 2014, Telco held 22.3% of Telecom Italia’s voting shares, according to its Financial Statements.

The Telco Transaction has generated different opinions with respect to its impact on Argentina’s telecommunications market in light of the Argentine Antitrust Law and the existing regulatory framework.

Consequently, the Telco Transaction led to the intervention of various administrative bodies whose decisions have been subject to various presentations and complaints before administrative and judicial courts.

On August 5, 2010, Telecom Italia, Telecom Italia Internacional N.V. and W de Argentina agreed to:

• A settlement agreement to end all legal proceedings existing between the parties as direct shareholders of Sofora and indirect shareholders of the remaining companies of the Telecom Argentina Group (Sofora, Nortel, Telecom Argentina and its subsidiaries and Personal and its subsidiaries), which originated as a result of the Telco Transaction.

• Amend the 2003 Shareholders’ Agreement. The amendment includes, among other things, certain measures to guarantee a more efficient corporate governance of the Telecom Argentina Group companies. As part of the agreement, a Telecom Argentina and Personal’s Regulatory Compliance Committee was created and will remain in place for as long as Telefónica, S.A. (of Spain) owns any subsidiaries in Argentina and concurrently maintains any direct or indirect participation in the Telecom Italia Group and maintains corporate rights similar to those provided by the Telco Transaction.

• The transfer of 8% of the capital stock of Sofora from W de Argentina Inversiones to Telecom Italia International N.V., subject to the applicable authorizations. This increased Telecom Italia Group’s participation to 58% of the capital stock of Sofora (the “TI-W Transaction”).

On October 6, 2010, Telefónica, S.A. (of Spain), Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A., Telco S.p.A, and, as intervening parties, Telecom Italia, Telecom Italia International N.V., Sofora, Nortel, Telecom Argentina, Personal, Telefónica de Argentina S.A. and Telefónica Móviles Argentina S.A., submitted before the CNDC an agreement (the “Telco Commitment”).

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The Telco Commitment ensures the separation and independence of the activities in the Argentine telecommunications market, of Telefónica, S.A. (of Spain) and its controlled subsidiaries, on one hand, and Telecom Italia, Telecom Italia International N.V., Sofora, Telecom Argentina and Personal, on the other hand, preserving and encouraging the competitive conditions of such companies’ activities in the Argentine market.

In addition, in connection with the TI-W Transaction, Sofora’s shareholders submitted before the CNDC an agreement in relation to the administration and governance of the Telecom Argentina Group (the “TI-W Commitment”).

On June 24, 2015 Telefónica, S.A. (of Spain) informed to the CNV and the BCBA the “divestment of its entire stake in Telecom Italia S.p.A.”

According to clause 9.2 of the Telco Commitment and to clause 3 of the TI-W Commitment, the divestment of Telefónica, S.A. (of Spain) and the end of the validity of the Telco S.p.A. shareholders’ agreement implied the end of the validity of the Telco and TI-W Commitments.

Consequently, on July 6, 2015, Telecom Italia filed a note before the CNDC informing the end of the validity of the Telco and TI-W Commitments.

On July 7, 2015, Telecom Argentina and Personal filed a note before the CNDC adhering to the presentation made by Telecom Italia and requesting that the extinction of the validity of the Commitments be declared for the same reasons exposed by Telecom Italia n its note. On February 18, 2016 Telecom Argentina and Telecom Personal submitted another note to the CNDC reiterating their request.

On April 15, 2016, Telecom Argentina and Telecom Personal notified the CNDC that the Telco and TI-W Commitments had become moot due to the change in the indirect controlling shareholder of Telecom Argentina, resulting from the sale of the Telecom Italia Group’s majority stake in Sofora to Fintech on March 8, 2016.

Shareholders’ Agreement

On August 5, 2010, the Telecom Italia Group and W de Argentina Inversiones (jointly with the Telecom Italia Group, the “Parties”) entered into the 2010 Amended and Restated Shareholders’ Agreement, that amended the provisions and terms of the 2003 Amended and Restated Shareholders’ Agreement (the “2003 Shareholders’ Agreement”), as amended on: (i) October 13, 2010 — as a consequence of the TI-W Commitment — (ii) March 9, 2011, (iii) November 13, 2013 and (iv) October 24, 2014 (the “Amended and Restated Third Amendment”). The 2010 Shareholders’ Agreement as amended and restated by the modifications listed above is hereinafter referred to as the “New Shareholders’ Agreement.”

As a result of the acquisition of the 17% of Sofora’s shares held by the Telecom Italia Group which was concluded on October 29, 2014, Fintech adhered as a party to the New Shareholder’s Agreement by means of execution of a deed of adherence (the “Deed of Adherence”). On March 8, 2016, following the acquisition of the remaining 51% of Sofora’s shares from the Telecom Italia Group, and as per the terms and conditions of the Amended and Restated Third Amendment and the Deed of Adherence, Fintech acquired all the rights and obligations of the Telecom Italia Group under the New Shareholders’ Agreement.

Below is a brief summary of the main terms and conditions of the New Shareholders’ Agreement and the principal amendments to the 2003 Shareholders’ Agreement:

With respect to Sofora:

•                  Fintech shall have the right to appoint five Board members out of nine and W de Argentina Inversiones shall have the right to appoint the remaining four Board members. Decisions will be made by the majority of directors present at each meeting.

•                  W de Argentina Inversiones shall have the right to nominate the Chairman of the Supervisory Committee.

With respect to Nortel:

•                  W de Argentina Inversiones has the right to appoint two board members out of seven and Fintech has the right to appoint four. In case the Preferred Class B Shares of Nortel would acquire voting rights in accordance with their respective terms and conditions of issuance, the seventh board member would be appointed by the shareholders of the Preferred Class B Shares of Nortel. In case those shares confer no voting rights, as it is currently the case, Fintech and W de Argentina Inversiones have the right to jointly appoint the remaining board member. Decisions will be made by the majority of directors present at each meeting. In case of a tie, the chairman shall cast the deciding vote.

•                  W de Argentina Inversiones shall be entitled to nominate the Chairman of the Audit Committee of Nortel.

With respect to Telecom Argentina:

•                  As a general rule, Fintech shall have the right to nominate a majority of the members of the Board of Directors through Nortel. Currently, the Board of Directors is composed of eleven (11) members appointed in March 2016 for a term of  three (3) years of which six (6) have been nominated by Fintech, two (2) have been nominated by W de Argentina Inversiones and three (3) have been nominated by ANSES. Decisions will be made by the majority of directors present at each meeting. In case of a tie, the Chairman shall cast the deciding vote.

•                  W de Argentina Inversiones shall be entitled to nominate the Chairman of the Audit Committee of Telecom Argentina. The New Shareholders’ Agreement also provides that the resolutions of the Audit Committee shall be taken by the unanimous vote of its members.

•                  The Chairman of Telecom Argentina’s Board of Directors shall meet the following requirements: (i) be an Argentine professional of recognized reputation and (ii) shall not have served as member of the Board of Directors or officer at any direct or indirect competitor of any company of the Telecom Argentina Group in the Argentine telecommunications market within the previous twelve months from his appointment.

The New Shareholders’ Agreement also provides for the establishment of a Steering Committee for Telecom Argentina, which shall be composed of four members, two appointed by Fintech and two appointed by W de Argentina Inversiones. See “Item 6—Directors, Senior Management and Employees—Board Practices.”

The New Shareholders’ Agreement still provides for meetings between Fintech and W de Argentina Inversiones (set forth in Section 4 of the New Shareholders’ Agreement) before the Shareholders’ meeting or the Board of Directors’ meeting of Sofora, Nortel, Telecom Argentina or its subsidiaries regarding matters that must be treated at shareholders’ meetings or those related to preferred shareholders of Nortel, but it excludes resolutions to be adopted by certain non-executive committees, such as the Audit Committee and the Supervisory Committee which will follow the rules of their respective committees.

Similar to the 2003 Shareholders’ Agreement, two members of Fintech and one member of W de Argentina Inversiones shall attend the meetings and the decisions will be taken through the affirmative vote of the majority of its members who attend the meeting.

W de Argentina Inversiones shall maintain substantially similar veto rights as provided for in the 2003 Shareholders’ Agreement, upon the following matters:

•                  the approval of any amendment to the bylaws, other than the amendments expressly set forth in the New Shareholders’ Agreement;

•                  dividend policy;

•                  any capital increase or decrease, except for any capital increase or decrease connected to any possible debt restructuring;

•                  changing the location of the headquarter offices;

•                  any acquisition of subsidiaries and/or creation of subsidiaries;

•                  the sale, transfer, assignment or any other disposition of all or substantially all of the assets or any of its subsidiaries;

•                  decisions relating to the establishment of joint ventures;

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•                  constitution of any charges, liens, encumbrance, pledge or mortgage over assets, exceeding the amount of US$20,000,000 (twenty million U.S. dollars);

•                  any change of external auditors, to be chosen among auditors of international reputation;

•                any related party transaction which is not carried out according to usual market conditions, exceeding the amount of US$5,000,000, with the exception of (i) any correspondent relationships, traffic agreement and/or roaming agreements with any national and/or international telecommunications carriers/operators, including the establishment, expansion or amendment of such correspondent relationships with any new telecommunications carriers; and (ii) any transaction connected with the debt restructuring;

•                  any extraordinary transaction involving the Telecom Argentina Group, exceeding the amount of US$30,000,000, except for any operation connected with the debt restructuring of the Telecom Argentina Group; and

•                  any change to the rules of the Steering Committee or the Audit Committee; and the creation, changes or dissolution of any committee of the Telecom Argentina Group with similar functions.

Regarding the New Shareholders’ Agreement, on March 17, 2017 Fintech and W de Argentina Inversiones agreed: upon the earlier of (i) the consummation of the amortization of the shares of Sofora held by W de Argentina Inversiones representing 17.00% of the capital stock of Sofora (the “Initial Shares”) and (ii) the date on which W de Argentina Inversiones would cease to hold any of the Initial Shares (whether as a result of the amortization and subsequent cancellation and annulment thereof or otherwise), the Shareholders’ Agreement shall be automatically terminated and have no further force and effect, without further action by the parties; provided, however, that the tag-along rights and drag-along rights under the Shareholders’ Agreement and the provisions of section 2 of the fourth amendment pertaining to creation of a new section 7.9 to the Shareholders’ Agreement shall survive the termination of the Shareholders’ Agreement until the earlier of (i) consummation of the amortization of the shares of Sofora held by W de Argentina Inversiones representing 15.00% of the capital stock of Sofora (the “Nucleum Shares”) and the cancellation and annulment of such Nucleum Shares and (ii) the date on which W de Argentina Inversiones cease to hold any of the Nucleum Shares (whether as a result of the amortization and subsequent cancellation and annulment thereof or otherwise).

Related Party Transactions

We have been involved in a number of transactions with our related parties since the Transfer Date.

Our policy is to make transactions with related parties on arm’s-length basis. In addition, Section 72 of Law No. 26,831 provides that before a publicly-listed company may enter into an act or contract involving a “relevant amount” with a related party or parties, the publicly-listed company must obtain approval from its Board of Directors and obtain a valuation report from its Audit Committee or two independent valuation firms that demonstrates that the terms of the transaction are consistent with those that could be obtained at an arm’s-length basis. If the Audit Committee or two independent valuation firms do not find that the terms of the contract are consistent with those that could be obtained on an arm’s-length basis, approval must be obtained from the shareholders. “Relevant amount” means an amount which exceeds 1% of the issuers’ equity as contained in the latest approved financial statements.

Transactions with related parties of Sofora (including Telecom Italia (indirect controlling company up to March 8, 2016), Fintech (indirect controlling company as from March 8, 2016), W de Argentina Inversiones and/or their respective affiliates) and other related parties resulted in expenses, finance costs or purchases of approximately P$304 million for the year ended December 31, 2016. Of that amount, P$90 million were incurred with Telecom Italia and its affiliates for telecommunications services received by Telecom, including international outbound calls and others, fees for services, roaming and purchases of equipment and materials (that amount is related to the transactions made with the Telecom Italia Group performed until March 8, 2016, date when the Telecom Italia Group ceased to be a related party of the Telecom Group); P$209 million were incurred with W de Argentina Inversiones for insurance, advertising, labor costs and finance costs; and P$5 million were incurred with other parties.

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Transactions with related parties of Sofora (including Telecom Italia (indirect controlling company up to March 8, 2016), Fintech (indirect controlling company as from March 8, 2016), and other related parties resulted in income for services rendered by us of approximately P$123 million for the year ended December 31, 2016, corresponding to telecommunication services rendered to Telecom Italia and its affiliates of approximately P$111 million, services rendered to W de Argentina Inversiones of approximately P$7 million and services rendered to other related parties of approximately P$5 million.

In addition, P$1 million of other income (rental services) rendered to Nortel is recorded for the year ended December 31, 2016.

Transactions with related parties of Fintech for the year ended December 31, 2016 resulted in income for telecommunication services rendered by us of approximately P$41 million and expenses for telecommunications services received of approximately P$90 million.

As of December 31, 2016, we had no loans outstanding to the executive officers of Telecom Argentina.

Interests of Experts and Counsel

Not applicable.

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ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See Item 18 for Telecom Argentina’s Consolidated Financial Statements. For a description of events that have occurred since the date of the Company’s Financial Statements, see “Item 4—Information on the Company—Introduction—Recent Developments.”

Legal Proceedings

We are parties to several civil, tax, commercial, labor and regulatory proceedings and other claims that have arisen in the ordinary course of business. As of December 31, 2016, Telecom has established provisions, excluding asset retirement obligations, in an aggregate amount of P$1,382 million to cover potential losses related to these claims and proceedings in its Consolidated Financial Statements (P$57 million for regulatory deducted from assets and P$1,325 million included under liabilities). In addition, as of December 31, 2016, the Company had P$66 million deposited in its bank accounts and restricted for some judicial proceedings.

See Note 17 to our Consolidated Financial Statements for additional information.

Labor Claims

•                  Profit-Sharing Bonds

Various legal actions have been brought, mainly by former employees of Telecom Argentina, against the Argentine government and Telecom Argentina, requesting that Decree No. 395/92—which expressly exempts Telefónica and Telecom Argentina from issuing the profit sharing bonds provided in Law No. 23,696—be struck down as unconstitutional. The plaintiffs have claimed compensation for damages they allegedly suffered because such bonds have not been issued.

In August 2008, the Argentine Supreme Court of Justice declared Decree No. 395/92 unconstitutional when resolving a similar case against Telefónica and ordered that the proceedings be remanded back to the court of origin so that such court could decide which defendant was compelled to pay—the licensee and/or the Argentine government—and the parameters that were to be taken into account in order to quantify the remedies requested (percent of profit sharing, dismissals of claims due to expiration of the applicable statute of limitations and distribution method between the beneficiaries of the program). The Argentine Supreme Court of Justice deemed the ruling against Telefónica as applicable to Telecom Argentina when resolving the appeal filed by Telecom Argentina. That criterion has been followed by lower courts.

The Argentine Supreme Court of Justice has left the determination of incidental issues to the lower courts and requested that such courts to take into account that it was the Argentine government who issued the legal rule later declared unconstitutional. On that basis, most appellate courts have also declared the Argentine government liable and established different methods to calculate compensation. Telecom Argentina has filed motions regarding, for example, the statute of limitations and the method to calculate compensation.

On June 9, 2015, in “Ramollino Silvana c/Telecom Argentina S.A.”, the Argentine Supreme Court of Justice ruled that the profit-sharing bonds do not correspond to employees who joined Telecom Argentina after the Transfer Date and that were not members of the share ownership plan (Share Ownership Plan or “SOP”). This judicial precedent is consistent with the criteria followed by Telecom Argentina based on the advice of its legal counsel, by which it considered remote the chances of paying compensation to employees not included in the SOP. As of December 31, 2016, Telecom Argentina’s Management, with the advice of its legal counsel, has recorded provisions for contingencies that it estimates are sufficient to cover the risks associated with the claims filed by employees included in the SOP, having considered the legal background.

On June 3, 2013, Telecom Argentina was notified of a lawsuit filed by four unions claiming the issuance of profit sharing bonds for future periods and for periods for which the statute of limitations has not expired. Plaintiffs request that Decree No. 395/92 should be declared unconstitutional.

This collective lawsuit is for an unspecified amount. The plaintiffs presented the criteria that should be applied for the determination of the percentage of participation in Telecom Argentina’s profit. If the lawsuit requiring the issuance of a profit-sharing bond were to lead to an adverse result for the Company, it would have a potential future economic impact on Telecom Argentina.

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In June 2013, Telecom Argentina filed its answer to the claim, arguing that the labor courts lack jurisdiction. On October 30, 2013, the court rejected the lack of jurisdiction plea, established a ten-year period as statute of limitation and deferred ruling on the defenses of res judicata, lis pendens and the request for third-party citation until after a hearing be hold by the court. Telecom Argentina appealed the court’s ruling.

In the hearing of December 12, 2013, the intervening court further deferred the defense based on statute of limitations filed by Telecom Argentina to the moment of the final ruling. The court also ordered the plaintiff to prove that they have legal standing to bring the case on behalf of Telecom Argentina’s employees included in the claim, and the suspension of the trial until plaintiff complied with this order. The plaintiff appealed the ruling and the court deferred this issue to the time of sentencing.

As of the date of this Annual Report, the appeal regarding lack of jurisdiction raised by Telecom Argentina is pending until the documentation requested by the court to the plaintiffs is resolved.

The Company, based on the advice of its legal counsel, believes that there are strong arguments in its favor in relation with this claim based, among other things, in the expiration of the statute of limitations of the claim for the unconstitutionality of Decree No. 395/92, the lack of active legal standing for collective claim for bond issuance -due to the existence of individual claims-, among other reasons regarding lack of active legal standing.

Regarding profit sharing bonds two cases initiated against Telefónica set precedents as described below:

1. Statute of limitation criteria: “Domínguez c/ Telefónica de Argentina S.A.”

In December 2013, the Argentine Supreme Court of Justice ruled on the case, “Domínguez c/ Telefónica de Argentina S.A.”, overturning a lower court ruling that had barred the claim declaring it had exceeded the applicable statute of limitations since ten years had passed since the issuance of Decree No. 395/92.

The Argentine Supreme Court of Justice ruled that the Civil and Commercial Court must hear the case again to consider the arguments concerning the statute of limitations raised by the appellants. In the criteria of the Argentine Supreme Court of Justice, these arguments were not considered by the lower court and are relevant to the case.

As of the date of this Annual Report, two chambers of the Civil and Commercial Federal Proceedings Court have issued opinions interpreting the doctrine developed by the Argentine Supreme Court of Justice in its ruling, acknowledging that the statute of limitations must be applied periodically —as of the time of each balance sheet- but is limited to five years; and Chamber III ruled, by a majority of votes, that the statute of limitations must not be applied periodically, but instead, it was exceeded in ten years after the issuance of Decree No. 395/92.

2. Criteria for determining the relevant profit to calculate compensation: “Parota c/ Estado Nacional y Telefónica de Argentina S.A.”

On February 27, 2014, the Civil and Commercial Court of Appeals issued its decision in a case against Telefónica, ruling that: “the amount of profit-sharing bonds corresponding to former employees of Telefónica de Argentina S.A. should be calculated based on the taxable income of Telefónica de Argentina S.A. on which the income tax liability is to be assessed.”

The Court of Appeals explained that in order to make such determination “it is necessary to clarify that “taxable income” (pre-tax income) means the amount of income subject to the income tax that the company must pay, which generally means gross income, including all revenue obtained during the fiscal year (including contingent or extraordinary revenue), minus all ordinary and extraordinary expenses accrued during such fiscal year.”

After it was notified of both rulings, the Management adjusted the provisions for contingencies to align them with the criteria established by the courts regarding relevant profit and the statute of limitations.

•                  Labor claims brought by employees of suppliers, contractors and commercial agents

Certain contractors’ and subcontractors’ employees have continued initiating lawsuits against contractors and Telecom Argentina claiming direct or indirect liability based on a broad interpretation of the rules of labor law. The plaintiffs claimed for the application of the telecommunications collective

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labor agreement instead of the telecommunication section of the construction collective labor agreement, which results in wage differences.

Similar legal actions have been brought by employees of commercial suppliers and agents, who have also requested the application of the telecommunications collective labor agreement instead of collective labor agreement applicable to them.

As of the date of this Annual Report, Company’s Management, based on the advice of its legal counsel, has recorded provisions that it estimates are adequate to hedge the risks associated with these claims.

In certain circumstances and in accordance to certain jurisprudence and regulations, the Company may be obliged to assume labor liabilities in connection with claims initiated by suppliers’ employees against the supplier and/or the Company. Although the Company seeks the recovery from suppliers of any amount it had to pay in its behalf, we cannot give assurences that the Company may succeed in recovering these amounts from the relevant supplier.

•                  Wage differences due to non-remunerative sums

The Company is subject to various lawsuits initiated by some current and former employees who claim wage differences caused by the impact of the concept of “non-remunerative sums” (amounts not subject to social security contributions) on the settlement of items such as overtime, productivity, vacations, supplementary annual salary and other additional benefits provided by the collective labor agreement. In this regard, the Argentine Supreme Court of Justice in a case against Cervecería y Maltería Quilmes ruled that non-remunerative items resulting from collective labor agreements should be considered salaries for all purposes, declaring Section 103 bis, Subsection c) of the Labor Law (which considers non-remunerative items as social benefits) as unconstitutional. As of December 31, 2016, considering the judicial precedents, the Company’s management, based on the advice of its legal counsel, has recorded a provision that it estimates is sufficient to cover the risks associated with these claims.

•                  Telecommunication unions claim

Some telecommunication unions have initiated claims against Telecom Argentina seeking compensation for the alleged non-compliance of certain provisions of the respective collective bargaining agreements that could allow them to negotiate the inclusion of some suppliers’ employees in their collective bargaining agreements. The claims are for unspecified amounts. The Company believes there are strong defenses by which the claims would not be sustained.

•                  Sales representative claims

Former sales representatives of Personal have brought legal actions for alleged improper termination of their contracts and claiming the payment of several items such as commission differences, value of the customers’ portfolio and lost profit. Personal believes, based on the advice of its legal counsel, that certain items included in the claims would not be sustained while other items, if sustained, would result in significantly lower amounts than those claimed.

Some legal actions are in the discovery phase and some expert opinions are in progress. Personal’s management, based on the advice of its legal counsel, has recorded provisions that it estimates are sufficient to cover the risks associated with these claims. However, we cannot guarantee the outcome of these proceedings.

•                  Interest rate applicable to the matters under labor courts of the City of Buenos Aires

In addition, on May 21, 2014, the National Labor Court of Appeals agreed, as a result of a divided vote, that the interest rate applicable to the matters under its jurisdiction in the City of Buenos Aires shall be the nominal annual rate for personal loans with free use of funds of the Banco de la Nación Argentina for a 49 to 60 month term (currently 3% per month). The Court of Appeals also ruled that, in those cases where final sentences are still pending, this new rate shall be applied as from the date on which each amount is due.

Since 2002, the National Labor Court of Appeals had resolved to apply the interest rate resulting from the monthly average of the interest rate used by the Banco de la Nación Argentina for the granting of loans (currently 2.055% per month). Therefore, this new disposition represents an increase in the interest rate, which the Company has reflected in its assessment of the provisions for pending labor claims. Although the National Labor Court of Appeals’ decision is not compulsory for lower

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courts, an additional risk exists since the courts might intend to apply such rate retroactively to labor credits not yet acknowledged by a court sentence.

The Telecom Group’s management, with the advice of its legal counsel, considers that there are solid legal arguments against the retroactive application of this new rate. As of the date of this Annual Report, our management cannot assure a favorable decision by the Court of Appeals until the lower courts issue future rulings, clarifying their position. As a result, the Company has classified this matter as a possible contingency. Nevertheless, should a disadvantageous resolution prevail, we estimate that it shall not have a significant impact on the financial position, results of operations and cash flows of the Telecom Group.

Tax Matters

•                  Tax matters relating to Telecom Argentina

In December 2008, the National Congress passed Law No. 26,476, the “Law on Tax Regularization and Repatriation of Capital” establishing a regime for the regularization of tax liabilities, the repatriation of funds and the registration of employees. Title I of the law provides taxpayers a complete exemption from penal responsibilities in tax matters and from fines, and a partial exemption from interest arising out of tax or social security liabilities prior to December 31, 2007.

As discussed in previous Annual Reports, Telecom Argentina was party to various legal proceedings arising from claims by AFIP with regard to:

(a) AFIP’s claim for income tax for fiscal years 1993 to 1999 arising from its disagreement with Telecom Argentina’s calculation of the depreciation of its fiber optic network;

(b) AFIP’s claims for income tax for fiscal years 1997 to 2000 challenging Telecom Argentina’s certain deductions it made for bad debt expenses; and

(c) AFIP’s claims regarding invoices for certain kinds of services.

Upon detailed analysis of the regularization regime, on April 30, 2009, Telecom Argentina decided to settle the AFIP’s claims in the time frame established by Title I of Law No. 26,476. The settlement for the abovementioned tax claims was complete except for item (b), which was partially settled.

In order to qualify for the regularization regime, Telecom Argentina had to voluntarily dismiss legal proceedings previously initiated against AFIP’s claims. As a result of the regularization regime, regarding the matter mentioned in item (c) above, Telecom Argentina has requested the respective court to suspend the penal proceedings and dismiss the claims against officers and employees who had been called to give testimony, since the law provides for the suspension of penal proceedings upon adoption of the regularization regime, and complete extinguishment of a penal case upon cancellation of all amounts due under the payment plan pursuant to the regularization regime. In October 2014, the court declared the extinguishment of the penal proceedings despite not having cancelled the installments of the payment plan. The prosecutor appealed such resolution. In September 2015, the appeals court ratified the trial court’s ruling, resulting in the termination of the penal proceeding.

Telecom Argentina’s compliance with the regularization regime generated recognition of a debt owed to AFIP in the amount of P$38 million (nominal value) payable in 120 monthly installments at an annual interest rate of 9%. Telecom Argentina also recognized a debt for legal fees in connection with these regularized processes in the amount of P$14 million (nominal value). The value of both liabilities has been set forth under the captions “Income Tax Payables” and “Other Liabilities” classified by the nature and due date of each liability. As of December 31, 2016, such liabilities amounted to P$12 million and P$4 million, respectively.

•                  Provincial taxes

Some provincial tax authorities have filed claims regarding turnover tax and stamp tax. As of the date of this Annual Report, the Company’s management has recorded provisions that it estimates are adequate to hedge these risks.

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•                  Municipal fees

Since 2005, the Company has seen a noticeable increase in legal and extrajudicial claims seeking the collection of various municipal fees in the City of Buenos Aires and various municipalities. As of the date of this Annual Report, the Company has recorded provisions that estimate sufficient to cover these claims.

•                  Alleged omission in Telecom Argentina’s income tax declaration

On December 17, 2014, the AFIP notified Telecom Argentina of an alleged omission in reporting the balances of two bank accounts, held with the HSBC Private Bank (Swiss) S.A, in Telecom Argentina’s income tax declaration corresponding to the fiscal year 2006. On February 6, 2015, Telecom Argentina denied this allegation, providing documentary proof which certifies that such balances had been reported in a timely manner on the tax declaration and were recorded in Telecom Argentina’s financial statements.

On July 7, 2015 Telecom Argentina was notified of the AFIP tax assessment in connection with only one of the bank accounts previously claimed.

Although this carryforward could not be applied against future taxable incomes, Telecom Argentina initiated a legal proceeding against AFIP’s claim at the National Tax Court (Tribunal Fiscal de la Nación).

Individuals holding a power of attorney to manage those accounts on behalf of Telecom Argentina, were also notified of the same alleged omission regarding their personal tax declarations. However during 2015, some of these cases were closed and others were suspended.

•                  Income tax - Action for recourse filed with the AFIP

Article 10 of Law No. 23,928 and Article 39 of Law No. 24,073 suspended the application of the provisions of Title VI of the Income Tax Law relating to the income tax inflation adjustment since April 1, 1992.

Accordingly, Telecom Argentina and its domestic subsidiaries determined its income tax obligations in accordance with those provisions, without taking into account the income tax inflation adjustment.

After the economic crisis of 2002, many taxpayers began to question the legality of the provisions suspending the income tax inflation adjustment. Also, the Argentine Supreme Court of Justice issued its opinion in the case “Candy” (07/03/2009) in which it ruled that, for the fiscal year 2002 in particular and considering the serious state of disturbance at that time, the taxpayer could demonstrate that not applying the income tax inflation adjustment resulted in confiscatory income tax rates.

More recently, the Argentine Supreme Court of Justice applied a similar criteria to the 2010, 2011 and 2012 fiscal years in the cases “Distribuidora Gas del Centro” (10/14/2014, 06/02/2015 and 10/04/2016), enabling the application of income tax inflation adjustment for periods not affected by a severe economic crisis, such as 2002.

According to the abovementioned new legal background of which Telecom Argentina had knowledge during 2015, and after making the respective assessments, in fiscal year 2015 and 2016 Telecom Argentina filed actions for recourse with the AFIP to claim the full tax overpaid for fiscal year 2009, 2010 and 2011 estimated in an amount of P$371 million plus interests, alleging that the lack of application of the income tax inflation adjustment is confiscatory.

As of the date of this Annual Report, the actions for recourse filed are pending of resolution by the AFIP. However, Telecom Argentina’s management, with the assessment of its tax advisor, considers that the argument presented in this recourse follows the same criteria as the established by the Argentine Supreme Court of Justice jurisprudence mentioned above, among others, which we believe should allow Telecom Argentina to obtain a favorable resolution of the actions for recourse filed.

Consequently, the income tax determined in excess qualifies as a tax credit in compliance with IAS 12 and Telecom Argentina recorded a non-current tax credit of P$466 million as of December 31, 2016 (P$98 million were recorded in fiscal year 2015 and P$368 million in fiscal year 2016, reducing Income tax cost). For the calculation of the tax credit, Telecom Argentina has estimated the amount of the tax determined in excess for all fiscal years not covered by the statute of limitation (2009-2016), weighing the likelihood of certain variables according to the jurisprudential precedents known until December 31, 2016. Telecom Argentina’s management will assess the AFIP’s resolutions related to

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actions of recourse filed as well as the jurisprudence evolution in order to at least annually re-measure the tax credit recorded.

Regulatory Proceedings

•                  Regulator’s Penalty Activities

Telecom Argentina is subject to various penalty procedures, in most cases promoted by the Regulatory Authority, for delays in the reparation and installation of service to fix-line customers. Although generally a penalty considered on an individual basis does not have a material effect on Telecom Argentina’s equity, there is a significant disproportion between the amounts of the penalty imposed by the Regulatory Authority and the revenue that the affected customer generates to Telecom Argentina.

Since fiscal year 2013, the CNC (Regulatory Authority in effect at that time) significantly increased the severity of its penalties, increasing the amount of charges and sanctions, as well as the individual amount of each. In several cases, the sanctions imposed as from 2013 had twice the economic value of those imposed on Telecom Argentina in previous periods for the same alleged infringements and such tendency continued during 2014 and 2015 but decreased in 2016.

In determining the provisions for regulatory charges and sanctions, Telecom Argentina’s management, with the assistance of its legal counsel, determines the likelihood of such sanctions being imposed, the amount thereof based on historical information and judicial precedents, also contemplating various probable scenarios of statute of limitation for charges and sanctions received, the current levels of execution of sanctions and the eventual results of legal actions that Telecom Argentina has undertaken to demonstrate, among other things, the disproportionate sanctions imposed by the Regulatory Authority since 2013.

Telecom Argentina has recorded certain provisions that it deems sufficient to cover the abovementioned sanctions and charges, estimating that they should not prosper in amounts individually higher than 200 thousand UT (P$9,380) per each alleged violation against its clients in the normal course of business, in accordance with the legal and regulatory analysis performed as of December 31, 2016. If Telecom Argentina and its legal advisors’ arguments do not prevail, the management of Telecom Argentina estimates that the amount of provisions for regulatory charges and sanctions may be increased to approximately P$154 million as of December 31, 2016.

Recently, the Company has been subject to various penalty procedures related to the infringement of Resolution No. 5/13 regarding quality of service rules. The Company has estimated and recorded provisions that it deems sufficient to cover those charges in the case that they become sanctions imposed on the Company.

•                  Radioelectric Spectrum Fees

In October 2016 Personal modified the criteria used for the statement of some of its commercial plans (“Abono Fijo”) for purposes of paying the radioelectric spectrum fees (derecho de uso de espectro radioeléctrico or “DER”), taking into account certain changes in such plans’ composition. This meant a reduction in the amount of fees paid by Personal. In March 2017, the ENACOM demanded Personal to rectify its statements, requiring that such plans’ statements continue to be prepared based on the previous criteria. Personal believes that it has solid legal arguments to defend its position, by filing the applicable administrative recourse. However, we cannot give assurances that such arguments will be accepted by the ENACOM. The difference resulting from both sets of liquidation criteria is of approximately P$23 million per month from October 2016, plus interests.

•                  Claims by some content providers

In the framework of the general reorganization of the content business started out by Personal in 2016, and given the upcoming expiration of agreements with content providers, some of the latter have been notified that such agreements will not be renewed.

By virtue of that communication, three of those companies initiated and obtained in court (between January 12, 2017 and February 24, 2017), precautionary measures against Personal, in order to avoid that the duly notified decision of not renewing the agreements be effective, and thus, forcing Personal to refrain from disconnecting or interrupting the contractual relationship on the scheduled dates.

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All of these precautionary measures were timely appealed by Personal, with only one of them remaining in force at the date of this Annual Report. On February 7, 2017, the ENACOM decided that Personal should refrain from disrupting the services of the companies nucleated in CAVAM as well as from modifying the existing business conditions.

On February 24, 2017, the ENACOM notified Personal of the Resolution No. 2017-1122-APN-ENACOM#MCO, which we believe to be unclear, establishing specific rules that apply to the content providers who initiated the claims against Personal as follows: (i) mobile operators may receive, for every service they provide, a percentage that should not exceed 40% of the services invoiced by the content providers, and (ii) the application of the same rules for providers of audiotext and mass calling value added services..

In addition, the resolution sets forth a 30-day period to file under the ENACOM the interconnection contracts or the addenda to the existing ones, that ensure adjustments to the contracts already in force and with relation to the services rendered by the members of CAVAM.

On March 22, 2017, Personal based on the advice of its legal counsel and due to its solid arguments, filed a recourse requiring the revocation of Resolution No. 2017-1122-APN-ENACOM # MCO. However, if the recourse is not successful, Personal’s revenues could be negatively impacted. If this occurs, we cannot guarantee that it will not have an adverse effect on our results of operations, financial condition and cash flows.

General Proceedings

•                  Environmental proceedings

In 1999, the Argentine national environmental agency (Secretaría de Medio Ambiente y Desarrollo Sustentable) initiated an administrative proceeding against us in connection with our waste management. This agency alleged that there were problems with our liquid drainage at an underground chamber, and such problem was in violation of Argentine environmental law. The agency sought to require Telecom Argentina’s registration with the National Register of Generators and Operators of Hazardous Waste. This registration would require Telecom Argentina to pay an annual fee calculated in accordance with a formula that takes into consideration the extent of a hazard and the quantity of waste. Telecom Argentina believes that its activities did not generate the alleged waste, and that the waste in the underground chamber was generated by other parties. Telecom Argentina nonetheless removed the liquid drainage in accordance with environmental law. We have filed the requisite official responses, and we believe that we will not have to register with any environmental agency as a result of this liquid drainage.

In February 2009, Telecom Argentina received a notification from the Argentine national environmental agency requesting that Telecom Argentina be registered in the National Registry of Generators and Operators of Hazardous Waste. In March 2009, Telecom Argentina filed a request for administrative review seeking to obtain rejection of the agency’s notification. As of the date of this Annual Report, there has yet to be a resolution on the matter.

Considering the evolution and development of environmental legislation and related agencies, Telecom Argentina is in the process of reviewing its interpretation in relation to the registration as a hazardous waste generator that in any case will refer to a reduced number of materials that we use in our operations. Based on the information available to us, we believe that the environmental proceedings and the potential registration of Telecom Argentina as a hazardous waste generator will not have a significant impact on our financial position, results of operations and cash flows.

Consumer Trade Union Proceedings

The Company has been notified of the following complaints filed by consumer trade unions. Although Personal believes there are strong defense arguments for which the claims should not succeed, in the absence of jurisprudence on the matter, Personal’s management, with the assistance of its legal counsel, has classified the claims as possible until a judgment is rendered:

i)  “Consumidores Financieros Asociación Civil para su Defensa” claim:

In November 2011, Personal was notified of a lawsuit filed by “Consumidores Financieros Asociación Civil para su Defensa” claiming that Personal made allegedly abusive charges to its

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customers by implementing per-minute billing and setting an expiration date for prepaid telecommunication cards.

The plaintiff requests Personal to (i) cease such practices and bill its customers only for the exact time of telecommunication services used; (ii) reimburse the amounts collected in excess in the ten years preceding the date of the lawsuit; (iii) credit its customers for unused minutes on expired prepaid cards in the ten years preceding the date of the lawsuit; (iv) pay an interest equal to the lending rate charged by the Banco de la Nación Argentina; and (v) pay punitive damages pursuant to Section 52 bis of Law No. 24,240.

Personal responded in a timely manner, arguing for the dismissal of the lawsuit, emphasizing the regulatory framework that explicitly endorses Personal’s practices then being challenged by the plaintiff in disregard of such framework.

The plaintiffs are seeking damages for unspecified amounts. Although Personal believes there are strong defenses to the claim, in the absence of jurisprudence on the matter, Personal’s management, with the assistance of its legal counsel, has classified the claim as possible until a judgment is rendered.

As of the date of this Annual Report, this claim is in the discovery phase. However, the court has ordered the joining of this claim with two other similar claims against Telefónica Móviles Argentina S.A. and AMX Argentina S.A. Consequently, the three legal actions will continue before the Federal Civil and Commercial Court No. 9.

ii) “Asociación Protección Consumidores Del Mercado Común Del Sur - Proconsumer” claim:

In June 2012 the consumer trade union “Asociación Protección Consumidores Del Mercado Común Del Sur - Proconsumer” filed a lawsuit against Personal claiming that the company did not provide the clients with enough information regarding new prices for the services provided by Personal between May 2008 and May 2011. It demands the reimbursement of the increase in the price billed to customers for a period of two months. The plaintiff is seeking damages for unspecified amounts. In August 2012, Personal answered the complaint arguing that the Personal adequately informed its clients the modifications of the terms and conditions in which the service would be provided. For these reasons, Personal believes this claim should be dismissed.

Personal also filed a jurisdictional plea and a motion alleging the lack of active legal standing of the plaintiff. The Commercial Court declared itself as incompetent in the matter. Accordingly, the case was sent to the Administrative and Contentious Court, which ruled that the jurisdiction corresponded to the Commercial Court. That decision was appealed by Personal through an extraordinary motion, which was denied. Consequently, Personal filed a complaint before the Argentine Supreme Court of Justice, which on May 27, 2016 ruled that the lawsuit will continue at the Commercial Court. As of the date of this Annual Report, the claim is at discovery phase.

While Personal’s management believes that there are solid arguments for the favorable resolution of this lawsuit, in the event of an unfavorable result, it would not have a significant impact on our financial position, results of operations and cash flows.

iii) Proceedings related to the definition of the scope of fixed and mobile telephone services under Broadcasting Law No. 22,285, repealed by Law No. 26,522 of Audiovisual Communication Services:

The Group offers a wide range of telecommunications services, including, among others, those referred to as VAS, which consists in providing additional functionality to the basic services of voice transmission through a telecommunications network.

Certain legal developments took place during the second quarter of 2014 and in 2015 in connection with the VAS, which could have an effect on two existing claims initiated against Telecom Argentina as detailed below:

•                  Supercanal Case

Within the context of a claim filed by Supercanal S.A. in 2003, an injunction was ordered against fixed and mobile telephone companies, by which the court ordered them to abstain from “providing supplementary broadcasting services or issuing any kind of broadcasting contents and programming”, as well as “making any advertisement relating to future services to be provided, or the provision of television services as VAS or any other kind of technical method through the fixed or mobile telephone and Internet services that they provide.”

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In 2012, a lower court ruled that the case was without merit and in favor of the termination of the injunction. However, on February 18, 2014, the Court of Appeals overruled the decision, and the court had to issue a decision on the appeal filed against the injunction that was pending.

On June 16, 2014, Telecom Argentina filed before the courts a request to terminate the injunction, arguing among other reasons that new Law No. 26,522 of Audiovisual Communication Services has repealed the former law, under which the injunction had been ordered.

In March 2015, Telecom Argentina reported the issuance of Law No. 27,078 (LAD) and its effect on the injunction, which became moot.

As a result, on June 3, 2015 the plaintiff, Supercanal S.A., informed the court that it had no complaints that the case was moot considering the new legal framework introduced by Laws No. 26,522 and 27,078.

On May 10, 2016, the court declared the claim was moot and ruled to terminate the injunction.

•                  Claim by the Argentine Association of Cable Television

Within the context of a claim filed by the Argentine Association of Cable Television in 2006, an injunction was ordered against the fixed and mobile telephone companies, by which the court ordered them to abstain from “transmitting, repeating and/or providing directly or indirectly broadcasting services or their supplementary services”, based on the former Broadcasting Law No. 22,285.

Subsequently, such injunction was extended to the marketing of the “Superpack” service (joint offer of satellite television services provided by DirecTV and telephone and Internet services provided by Telecom Argentina, where each entity invoiced the services provided by it directly to the final customer), which was suspended by an appeal filed by Telecom Argentina before the Argentine Supreme Court of Justice. However, on June 3, 2014, the Argentine Supreme Court of Justice rejected such appeal because it did not refer yet to a final decision on the substantial issue that must be resolved by the court. Accordingly, Telecom Argentina prudentially suspended the marketing of the above referred joint offer with DirecTV from June 4, 2014. The suspension of this joint offer only meant to the Telecom Group a decrease in commissions revenues for new subscribers that our network marketed in favor of DirecTV, and a decrease in costs from commissions conceded to DirecTV for subscribers that the latter captured for the Telecom Group, which were not material during the year ended December 31, 2014.

On June 10, 2014, Telecom Argentina claimed to the courts that the substantive issues underlying the claim were without merit and that the injunction has become ineffective as a result of the new Law No. 26,522 of Audiovisual Communication Services—which repealed the former law under which the injunction had been ordered.

On October 7, 2014, the court notified Telecom Argentina and Personal of a breach complaint related to the above referred injunction. Telecom Argentine answered the notification by rejecting its whole content and requesting that the CNC and the SC become part of the process. The court had to make a joint decision on these two issues presented by the parties.

On December 19, 2014, Law No. 27,078 came into force. Article 9 paragraph 2 states that licensees of services under the law, such as Telecom Argentina and Personal, may provide audiovisual media services. This legislation reinforces the legal arguments used by Telecom Argentina to continue providing the VAS analyzed in this case.

On June 18, 2015 a lower court decided to postpone the declaration that the claim was moot and to limit the term of the injunction for six months. The decision was appealed by Telecom Argentina and other defendants. On October 8, 2015, the Court of Appeals decided the revocation of the court’s decision, to turn the case moot and to rule that the injunction had ceased to apply. The plaintiff has filed an extraordinary resource against this ruling, which was rejected on March 17, 2016, by the Court of Appeals. The claim was dismissed on August 4, 2016, thus terminating the claim.

iv) Proceedings related to value added services - mobile contents:

On October 1, 2015, Personal was notified of a claim seeking damages for unspecified amounts initiated by consumer trade union “Cruzada Cívica para la defensa de los consumidores y usuarios de

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servicios públicos.” The plaintiff invokes the collective representation of an undetermined number of Personal customers.

The plaintiff’s claims the way that content and trivia are contracted, in particular the improper billing of messages sent offering those services and their subscription. Additionally, the plaintiff requests the application of a civil penalty.

This claim has a similar object to other claims made by a consumer association (Asociación Protección Consumidores Del Mercado Común Del Sur - Proconsumer) where collective representation of customers is also invoked. As of the date of this Annual Report, the discovery phases of those claims have not been initiated.

Personal has answered the claims through the presentation of legal and factual defenses, requesting the citation of third parties involved in the provision of VAS. Personal, with the assistance of its legal counsel, believes it has strong arguments against these claims. However, given the absence of jurisprudential precedents, we cannot assure the final outcome of these claims.

v) Claim by “Asociación por la Defensa de Usuarios y Consumidores c/Telecom Personal S.A.”:

In 2008, the “Asociación por la Defensa de Usuarios y Consumidores” sued Personal, in representation of an undetermined number of Personal customers, seeking damages for unspecified amounts. The plaintiff claimed the billing of calls ending in automatic answering machines and the collection system called “send to end” (traffic billed to the customer until the receiver answer the call). As of the date of this Annual Report, this lawsuit is at the discovery phase.

In the third quarter of 2015, Personal took knowledge of an adverse court ruling in a similar trial, promoted by the same consumers association against other mobile operator. Taking into consideration this new jurisprudential precedent, the claim has been classified as a possible contingency.

Personal’s management, with the assistance of its legal counsel, believes that it has strong arguments for its defense, but given the new jurisprudential precedent, the outcome of this claim cannot be assured.

Remote Proceedings

The Telecom Group faces other legal proceedings, fiscal and regulatory considered normal in the development of its activities. Although we cannot guarantee the outcome of these proceedings, the Company and its legal advisors estimate these legal proceedings will not generate an adverse impact on our financial position and the result of our operations, or our liquidity. In accordance with IAS 37 “Provisions”, no provision has been constituted related to the resolution of these proceedings, as they have been classified as remote.

Contingency Asset

•                  “AFA Plus Project” Claim

On July 20, 2012, Telecom Argentina entered into an agreement with the Argentine Football Association (“AFA”) for the provision of services to a system called “Argentine Football System Administration” (“AFA Plus Project”) related to the secure access to first division football stadiums whereby Telecom Argentina should provide the infrastructure and systems to enable the AFA to manage the AFA Plus Project. The recovery of investments and expenses incurred by Telecom Argentina and its profit margin would proceed from charging AFA with a referring price stated in 20% of the popular ticket price to attend football matches during the term of the AFA-Telecom Argentina agreement, so the recoverability of Telecom Argentina’s assets related with the AFA Plus Project depended on its implementation by AFA.

From 2012 and in compliance with its contractual obligations, Telecom Argentina made investments and incurred in expenses amounting to P$182 million, of which P$143 million are included in PP&E (as of December 31, 2015, those amounts were P$179 million and P$140 million, respectively) for the provision and installation of equipment and the execution of civil works for improving the football stadiums, registration centers equipment, inventories and material storage and attend other expenses directly associated with AFA Plus Project.

The AFA Plus system was not implemented, even partially, by AFA. Consequently, Telecom Argentina has not been able to collect the agreed price.

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Finally, based on the AFA-Telecom Argentina agreement, Telecom Argentina received no compensation from AFA for the services provided and the work performed. In September 2014, AFA notified Telecom Argentina of its decision to terminate the agreement with Telecom Argentina,, to modify the AFA Plus Project, and it informed that it will assume the payment of the investments and expenditures incurred by Telecom Argentina. Accordingly, negotiations between AFA and Telecom Argentina have started.

In February 2015, AFA made a proposal to compensate the investments and expenditures incurred by Telecom Argentina through advertising exchange exclusively related to the AFA Plus Project (or the project that replaces it in the future), in the amount of US$12.5 million. If the advertising compensation was not operating in a year term, AFA would pay to Telecom Argentina the mentioned amount. Telecom Argentina analyzed the quality of the assets offered by AFA in its offer of advertising exchange, and rejected the offer as insufficient.

New negotiations were conducted in 2015 to improve the AFA’s offer (requiring a combination of cash payments and advertising) but a satisfactory agreement was not reached and negotiations were suspended due to AFA’s internal affairs.

In October 2015, Telecom Argentina formally demanded that AFA pay the amounts due (P$179.2 million plus interest) from the execution of the AFA-Telecom Argentina agreement. AFA rejected the claim but agreed to resume negotiations for a closing agreement which was then suspended by the AFA electoral process.

In January 2016, both parties resumed conciliatory negotiations. However, Telecom Argentina reserved its right to exercise legal claims on the amounts due.

In June 2016, Telecom Argentina initiated a compulsory pre-judicial mediation procedure. The first mediation was held on July 12, 2016 and was attended by both parties. A second mediation was held on August 3, 2016 and a third mediation was held on August 23, 2016. No agreement was reached through this pre-judicial mediation.

As of the date of this Annual Report, Telecom Argentina is preparing the lawsuit to claim the amounts due. Telecom Argentina, with the assistance of its external advisor, believes it has solid factual and legal arguments for its claim and is evaluating the actions to follow for the recovery of the investments and expenses incurred.

It is worth mentioning that the impairment recorded by Telecom Argentina arising from the uncertainties related to the recoverable value of assets recognized by the AFA Plus Project (works in progress and materials amounting to P$143 million as of December 31, 2016) have been only recorded for the purpose to comply with accounting standards and in no way imply a renunciation of, waiver of or a limit to the rights of Telecom Argentina as a genuine creditor of the AFA Plus Project agreement.

Dividend Policy

The declaration, amount and payment of dividends are determined by a majority vote at a shareholders’ ordinary meeting of Telecom Argentina’s capital stock. Under the GCL, dividends may only be declared out of liquid and realized profits determined based on non-consolidated financial statements prepared in accordance with GAAP effective in Argentina (IFRS in the case of listed companies as Telecom Argentina) and other applicable regulations issued by the CNV and other regulatory bodies. Furthermore, liquid and realized profits can only be distributed when all accumulated losses from past periods have been absorbed and the legal reserve has been constituted or reconstituted.

According to CNV rules (“New Text 2013”), Shareholders’ Meetings that approve financial statements in which retained earnings are positive must make a specific determination on the use of such earnings in accordance with the GCL and, as a result, must resolve on its distribution as cash dividends, capitalization with issuance of paid-in shares, use to create reserves other than statutory reserves, or a combination of such alternatives. As a result of this rule the balance of retained earnings after the allocation approved by the Annual Shareholders’ Meeting should be zero.

In preparing the Annual Report in compliance with Argentine requirements, at the end of each fiscal year, the Board of Directors analyzes Telecom Argentina’s economic and financial position and its compliance with the abovementioned restrictions. The Board of Directors also takes into account the funds needed for operative purposes for the following fiscal year. The Board of Directors then

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proposes a course of action with respect to retained earnings, which may or may not include a dividend distribution. The decision with regards to the proposal of the Board of Directors is made by Telecom Argentina’s shareholders at the Shareholders’ Meeting.

Telecom Argentina’s Board of Directors, at its meeting held on March 16, 2017, called an Ordinary and Extraordinary Shareholders’ meeting to be held on April 27, 2017, to consider among other issues, the allocation of Telecom Argentina’s retained earnings as of December 31, 2016, (P$3,975 million). The proposal of the Board of Directors is to allocate all the retained earnings to the “Reserve for Future Cash Dividends”. In addition the Board of Directors proposed the withdrawal of P$2,730 million from the ‘Voluntary Reserve for Capital Investments’ and to withdraw the total amount of the ‘Voluntary Reserve for Future Investments’ (of P$2,904 million), increasing the ‘Reserve for Future Cash Dividends’ with these withdrawals.

Telecom Argentina’s Shareholders’ Meeting held on April 29, 2016 approved the allocation of all retained earnings of Telecom Argentina as of December 31, 2015 (P$3,403 million) to the “Reserve for Future Cash Dividends”. The Shareholders’ Meeting also approved the delegation of authority to Telecom Argentina’s Board of Directors to determine the reduction, in one or more times and according with the business evolution, up to P$2,000 million of the “Reserve for Future Cash Dividends” and its distribution to the shareholders as cash dividends.

Significant Changes

No undisclosed significant changes have occurred since the date of the Consolidated Financial Statements.

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ITEM 9. THE OFFER AND LISTING

On May 22, 2013, Telecom Argentina’s Board of Directors, based on the authority delegated by the Ordinary Shareholders’ meeting held on May 21, 2013 to allocate the Voluntary Reserve for Capital Investments, approved the terms and conditions of Telecom Argentina’s Treasury Shares Acquisition Process. The acquisition process has to be made in Argentine pesos in the market in order to avoid any possible damages to Telecom Argentina and its shareholders derived from fluctuations and imbalances between the shares’ price and Telecom Argentina’s solvency.

The main terms and conditions of the Treasury Shares acquisition process are:

•                  Date of announcement: May 22, 2013.

•                  Maximum amount to be invested: P$1,200 million.

•                  Maximum amount of shares subject to the acquisition: the amount of Class B Ordinary Shares of Telecom Argentina, P$1 of nominal value and with one vote each, that may be acquired with the maximum amount to be invested, which amount may never exceed a limit of 10% of the capital stock.

•                  Price to be paid by share: between a minimum of P$1 and a maximum of P$32.50 per share. On August 29, 2013, the maximum price was raised by Telecom Argentina’s Board of Directors to P$40 per share.

•                  Deadline for the acquisition process: April 30, 2014.

By virtue of the offer made by Fintech on November 7, 2013, for the acquisition of the controlling interest of Telecom Italia Group in Telecom Argentina, Telecom Argentina suspended the acquisition of treasury shares. In addition, Telecom Argentina’s Board of Directors considered it was appropriate to require the opinion of the CNV regarding the interpretation of the provisions of the CNV rules on this matter. The CNV did not answer Telecom Argentina’s request and its Board of Directors, at its meeting held on May 8, 2014 decided to conclude the request considering that the Treasury Shares Acquisition Program finished on April 30, 2014. Such Program had been approved by Telecom Argentina’s Board of Directors Meeting held on May 22, 2013.

Telecom Argentina’s Board of Directors, at its meeting held on June 27, 2014, decided to request a new opinion from the CNV to confirm whether Telecom Argentina is obliged to refrain from acquiring treasury shares in the market under Section 13, Chapter I, Title II of the CNV rules (New Text 2013). As of the date of this Annual Report, no response from the CNV has been received.

Pursuant to Section 67 of Law No. 26,831, Telecom Argentina must sell its treasury shares within three years of the date of acquisition, unless such period is extended by a decision of the Shareholders’ Meeting. The Telecom Argentina’s Shareholders Meeting held on April 29, 2016 resolved to extend for three years the period for which the treasury shares are held. Pursuant to Section 221 of the GCL, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. No restrictions apply to Retained Earnings as a result of the creation of a specific reserve for such purposes named “Voluntary Reserve for Capital Investments.”

The last acquisition made by Telecom Argentina was on November 5, 2013. The total treasury shares acquired were 15,221,373 by a total amount of P$461 million (P$30.29 average per share). Such acquisitions were recorded at the acquisition cost and deducted from equity under the caption “Treasury shares acquisition cost.” No profit or loss resulting from holding the treasury shares has been recognized in the income statement. See Note 19.d) and Note 3.s) to the Consolidated Financial Statements.

As of December 31, 2016, the capital stock of Telecom Argentina was divided into three classes: Class A Ordinary Shares, nominal value P$1.00 each (“Class A Shares”), representing 51.00% of the total capital stock of Telecom Argentina, Class B Ordinary Shares, nominal value P$1.00 each (“Class B Shares”), representing approximately 48.97% of the total capital stock of Telecom Argentina, and Class C Ordinary Shares, nominal value P$1.00 each (“Class C Shares”), representing approximately 0.03% of Telecom Argentina’s total capital stock.

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The number of shares as of December 31, 2016, was as follows:

Class of shares	Outstanding Shares	Treasury shares	Total capital stock
Class A Shares	502,034,299	—	502,034,299
Class B Shares	466,890,558	15,221,373	482,111,931
Class C Shares	234,748	—	234,748
Total	969,159,605	15,221,373	984,380,978

The Class B Shares are currently listed on the BCBA. The ADSs are currently listed on the NYSE under the symbol TEO. Each ADS issued by the Depositary represents rights to five Class B Shares.

The table below shows the high and low closing prices of the Class B Shares in pesos for the periods indicated on the Mercado de Valores de Buenos Aires S.A., Stock Market (the “MERVAL”) currently succeeded by Bolsas y Mercados Argentinos S.A. (“BYMA”), the current principal non-U.S. trading market for such securities. See “—The Argentine Securities Market.” See “Item 3—Key Information—Exchange Rates” for the exchange rates applicable during the periods set forth below.

	Pesos per Class B Share (1)
	High	Low
Annual
2012	20.40	12.30
2013	39.50	16.40
2014	62.30	28.00
2015	63.00	38.50
2016	59.40	38.50

Quarterly
2015
First Quarter	63.00	45.15
Second Quarter	55.00	44.45
Third Quarter	49.50	38.50
Fourth Quarter	56.95	39.25
2016
First Quarter	58.75	38.50
Second Quarter	57.00	48.50
Third Quarter	58.00	53.00
Fourth Quarter	59.40	54.40
Monthly
2016
October	57.20	55.30
November	58.60	54.50
December	59.40	54.40
2017
January	65.00	57.90
February	74.00	65.40
March	72.40	66.80
April (through April 24, 2017)	71.50	67.60

(1)         Reflects peso nominal amounts as of that date.

Source: Bolsa de Comercio de Buenos Aires.

The ADSs issued by the Depositary under the Deposit Agreement dated as of November 8, 1994, among Telecom Argentina, the Depositary and the registered holders from time to time of the ADSs issued thereunder (the “Deposit Agreement”) trade on the NYSE. Each ADS represents rights to five Class B Shares.

PART I - ITEM 9 THE OFFER AND LISTING	TELECOM ARGENTINA S.A.

The table below shows the high and low closing prices of the ADSs in U.S. dollars on the NYSE for the periods indicated.

	US$ per ADS
	High	Low
Annual
2012	21.94	9.37
2013	21.19	12.13
2014	25.09	14.78
2015	26.04	13.85
2016	19.52	14.44

Quarterly
2015
First Quarter	26.04	18.85
Second Quarter	22.87	17.95
Third Quarter	18.69	13.85
Fourth Quarter	19.99	13.90
2016
First Quarter	19.10	14.44
Second Quarter	19.52	16.75
Third Quarter	19.50	17.64
Fourth Quarter	18.82	17.40

Monthly
2016
October	18.82	18.06
November	18.71	17.40
December	18.55	17.50
2017
January	19.60	18.00
February	23.98	20.32
March	23.30	21.45
April (through April 24, 2017)	23.00	22.25

On April 24, 2017, the reported last sale price of the ADSs on the NYSE was US$ 22.90.

Plan of Distribution

Not applicable.

The Argentine Securities Market

As of March 2017, eleven securities exchanges exist in Argentina, of which five (including the BCBA) have affiliated stock markets and are authorized to quote publicly-offered securities. The oldest and largest of these exchanges is the BCBA, founded in 1854. For the year ended December 31, 2016, the ten most actively traded equity issues represented approximately 69% of the total volume of equity traded on the market. Trading in securities listed on an exchange is conducted through a Mercado de Valores (the “Stock Market”) affiliated with such exchange.

On April 17, 2017, Bolsas y Mercados Argentinos S.A. (BYMA), a stock market authorized by CNV, who shall succeed the Mercado de Valores de Buenos Aires S.A. or MERVAL, started the automatic transfer of all the species listed in the MERVAL to BYMA.

BYMA was created after the merger of the MERVAL and the capital contribution of the BCBA, with the purpose of incorporating the Argentine Stock Exchange System (SBA) under Law No. 26,831 of the Capital Markets.

Securities may also be listed and traded on the Mercado Abierto Electrónico S.A. (the “MAE”), an electronic over-the-counter market trading system that functions independently from the BCBA and the MERVAL. However, in March 1992, the BCBA, the MERVAL and representatives of the dealers on the MAE implemented an agreement that causes trading in equity and equity-related securities to be conducted

PART I - ITEM 9 THE OFFER AND LISTING	TELECOM ARGENTINA S.A.

exclusively on the MERVAL, while all corporate debt securities listed on the BCBA may also be traded on the MAE. Trading in Argentine government securities, which are not covered by the agreement, is expected to be conducted principally on the MAE. The agreement does not extend to other Argentine stock exchanges.

The CNV is responsible for the regulation and supervision to ensure the correct application of the rules governing the Argentine Securities Market, which acts under the regulatory framework described as follows.

Capital Markets Law — Law No. 26,831

On December 28, 2012, the Capital Markets Law No. 26,831 was published in the Official Gazette. Law No. 26,831 eliminates capital markets’ self-regulation and grants new powers to the CNV, including the ability to request reports and documents, conduct investigations and inspections of natural and legal persons under its control, call to testify and take informative and testimonial declaration. Likewise, if as a result of investigations performed, it is determined that non-controlling interests or the interests of holders of securities subject to public offering have been harmed, the CNV, according to the severity of the harm determined, may appoint overseers with the power to veto resolutions adopted by the Board of Directors and/or discontinue the Board of Directors for a maximum period of 180 days until deficiencies found are remedied.

Law No. 26,831 supersedes Law No. 17,811 and Decree No. 677/01, among other rules, and became effective on January 28, 2013.

In August 2013, the PEN issued Decree No. 1,023/13 regulating certain sections of Law No. 26,831, and in September 2013, the CNV issued the Resolution No. 622/13 which established the new comprehensive rules of the CNV and also implements regulation related to certain sections of Law No. 26,831.

The Buenos Aires Stock Market

The MERVAL, entity succeeded by BYMA, is the largest stock market in Argentina. The MERVAL is a corporation, whose approximately 183 shares are held by individuals and entities authorized to trade in the securities listed on the BCBA. Trading on the BYMA is conducted by continuous open auction, from 11:00 a.m. to 5:00 p.m. each business day. The BYMA also operates a continuous electronic market system each business day, on which privately arranged trades are registered and made public.

Although the BCBA is one of Latin America’s largest securities exchanges in terms of market capitalization, it remains relatively small and illiquid compared to major world markets, and therefore, is subject to greater volatility. To control price volatility, the BYMA operates a system which suspends dealing in a particular issuer’s shares for fifteen minutes when the price changes 10% with respect to that day’s opening price. Once trading resumes, the trading is then suspended for another fifteen minutes if the price changes more than 15% with respect to that day’s opening price. If the price then changes 20% with respect to that day’s opening price, and for every 5% fluctuation in price thereafter, the trading of such shares is interrupted for an additional ten minutes. Investors in the Argentine securities market are mostly individuals, mutual funds and companies. Institutional investors that trade securities on the BYMA, which represent a relatively small percentage of trading activity, consist of a limited number of investment funds.

Certain historical information regarding the BCBA is set forth in the table below.

	2016	2015	2014	2013	2012
Market capitalization (P$ billions) (1)	4,512	3,292	3,893	3,356	2,314
As percent of GDP (2)	56	56	85	100	88
Volume (P$ million) (1)	1,333,260	749,829	621,831	367,830	242,324
Average daily trading volume (P$ million) (1)	5,420	3,098	2,580	1,526	1,006
Number of traded companies (including Cedears)	189	194	202	256	267

(1)         End-of-period figures for trading on the BCBA (includes domestic and non-domestic public companies).

(2)         According to INDEC revised figures of GDP at current prices for the selected period, published as of March 2017.

Source: Instituto Argentino de Mercado de Capitales

PART I - ITEM 9 THE OFFER AND LISTING	TELECOM ARGENTINA S.A.

Selling Shareholders

On March 22, 2017, Telecom Argentina filed a registration on Form F-3 (File No. 333-216890) through the selling shareholder to be identified in a prospectus supplement may offer and sell from time to time our Class B Shares underlying ADSs or ADSs. As of the date of this Annual Report, this registration statement has not been declared effective by the SEC.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

PART I - ITEM 9 THE OFFER AND LISTING	TELECOM ARGENTINA S.A.

ITEM 10.              ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Register

Telecom Argentina’s bylaws were registered before the Public Registry (Inspección General de Justicia) on July 13, 1990, under number 4,570, book 108, volume “A” of Corporations. Telecom Argentina’s bylaws with all subsequent amendments were registered before the Public Registry on January 8, 2016, under number 447, book 77 of Corporations.

Object and Purpose

Article I, Section 3 of Telecom Argentina’s bylaws was amended by Ordinary and Extraordinary Shareholders’ Meeting held on June 22, 2015, with the approval of AFTIC. Pursuant to this amendment, Telecom Argentina’s object and purpose is to provide, directly or through third parties, or in association with third parties, ICT Services, whether these ICT services are fixed, mobile, wired, wireless, national or international, with or without its own infrastructure, and to provide Audiovisual Communication Services (“AC Services”).

Pursuant to its object and purpose, Telecom Argentina may supply, lease, sell and market in any manner, all kinds of equipment, infrastructure, goods and services related to or supplementary with ICT Services and AC Services. Telecom Argentina may undertake works and provide all kinds of services, including advisory and safety services, in connection with ICT Services and AC Services.

To fulfill its object and purpose, Telecom Argentina has full legal capacity to acquire rights, undertake obligations and take any action that is not forbidden by law and by its bylaws, including the capacity to borrow funds, publicly or privately, through the issue of debentures and negotiable obligations. Telecom Argentina may constitute companies, acquire equity interests in other companies and enter into any kinds of association agreements.

Any amendment to the corporate object and purpose shall be in compliance with the respective legal regulations in force.

On April 30, 2003, Telecom Argentina’s shareholders voted not to adhere to the regime established by Decree No. 677/01, the Statutory Regime of Public Offer of Mandatory Acquisition, and approved the consequent modification of Article 1 of Telecom Argentina’s bylaws.

However, since January 28, 2013, when Law No. 26,831 became effective, the Statutory Regime of Public Offer of Mandatory Acquisition has a mandatory universal scope. Article 90 Law No. 26,831 states: “Universal scope. The Statutory Regime of Public Offer of Mandatory Acquisition regulated in this chapter and the residual participation regime regulated in the following chapter includes all listed companies, even those that, under the previous regime, have opted to be excluded of its application.”

On February 18, 2004, Telecom Argentina’s shareholders voted to change the company’s name to “Telecom Argentina S.A.”

Telecom Argentina’s capital stock

The following is a summary of the rights of the holders of Telecom Argentina shares. These rights are set out in Telecom Argentina’s estatutos sociales (bylaws) or are provided for by applicable Argentine law. These rights may differ from those typically provided to shareholders of U.S. companies under the corporation laws of some states of the United States.

Limited liability of shareholders

Under Argentine law, a shareholder’s liability for losses of a company is generally limited to the value of his or her shareholdings in the company. Under Argentine law, however, a shareholder who votes in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, to other shareholders or to third parties resulting from such resolution. In connection with recommending certain actions for approval by shareholders, the Board of Directors of Telecom Argentina occasionally obtained opinions of internal and/or external counsel concerning the compliance of the actions with Argentine law and our bylaws (or regulations, if any). We currently intend to obtain similar opinions in the future as the circumstances require it. Although the issue is not free from doubt, based on advice of counsel, we believe that a court in Argentina in which a case has been properly presented would hold that a non-controlling shareholder voting in good faith and without

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

a conflict of interest in favor of such a resolution based on the advice of counsel that such resolution is not contrary to Argentine law or our bylaws or regulations, would not be liable under this provision.

Voting Rights

Pursuant Telecom Argentina’s bylaws, each share entitles the holder thereof to one vote at the shareholders’ meetings. All of Telecom Argentina’s directors are appointed jointly by shareholders in an Ordinary General Shareholders’ Meeting.

Under Argentine law, shareholders are entitled to cumulative voting rights for the election of up to one-third of the vacancies to be filled on the Board of Directors and the Supervisory Committee. If any shareholder notifies the company of its decision to exercise its cumulative voting rights not later than three business days prior to the date of the Shareholders’ Meeting, all shareholders are entitled, but not required, to exercise their cumulative voting rights as well.

Through the exercise of cumulative voting rights, the aggregate number of votes that a shareholder may cast is multiplied by the number of vacancies to be filled in the election, and each shareholder may allocate the total number of its votes among a number of candidates not exceeding one-third of the number of vacancies to be filled. Shareholders not exercising cumulative voting rights are entitled to cast the number of votes represented by their shares for each candidate. The candidates receiving the most votes are elected to the vacancies filled by cumulative and non-cumulative voting. In case of tie between the candidates voted under the same system, the two candidates that received the most votes will participate in a run-off election, and the candidate receiving the most votes in the run-off election will be deemed elected.

In addition, any person who enters into a voting agreement with other shareholders in a public company must inform the CNV of that voting agreement and must file a copy of that voting agreement before the CNV.

Shareholders’ Meetings

Shareholders’ Meetings may be ordinary meetings or extraordinary meetings. Telecom Argentina is required to hold an Annual Ordinary Shareholders’ Meeting in each fiscal year to consider the matters outlined in Article 234 of the GCL, Article 71 of Law No. 26,831 and CNV rules, including but not limited to:

•                  approval of Telecom Argentina’s financial statements and general performance of the directors and members of the Supervisory Committee for the preceding fiscal year;

•                  election, removal and remuneration of directors and members of the Supervisory Committee;

•                  allocation of profits; and

•                  appointment of external auditors.

Matters which may be considered at these or other ordinary meetings include, but are not limited to:

•                  consideration of the responsibility of directors and members of the Supervisory Committee; and

•                  capital increases and the issuance of negotiable obligations.

Extraordinary Shareholders’ Meetings may be called at any time to consider matters beyond the scope of the ordinary shareholder’s meetings, including amendments to the bylaws, issuances of certain securities that permit profit sharing, anticipated dissolution, merger and transformation from one type of company to another, etc.

Shareholders’ Meetings may be convened by the Board of Directors or the members of the Supervisory Committee. The Board of Directors or the members of the Supervisory Committee are also required to convene shareholders’ meetings upon the request of any shareholder or group of shareholders holding at least 5% in the aggregate capital stock of Telecom Argentina. If the Board of Directors or the members of the Supervisory Committee fail to do so, the meeting may be called by the CNV or by the Argentine courts.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

Notice of the Shareholders’ Meeting must be published in the Official Gazette of the Republic of Argentina (the “Official Gazette”) and in a widely circulated newspaper in Argentina, at least twenty days before the shareholder’s meeting. In order to attend a meeting, shareholders must submit proper evidence of their ownership of shares via book-entry account held at the Caja de Valores S.A. If entitled to attend the meeting, a shareholder may be represented by proxy.

Holders of ADSs are not entitled to attend or vote at a shareholders´s meeting but its Deposit Agreement provides for certain procedures to instruct the Depositary to vote deposited Class B Shares in accordance with instructions provided by the holders of the ADSs. For voting instructions to be valid, the depositary must receive them on or before the date indicated in the relevant notice. There is no guarantee that an ADS holder will receive voting materials in time to instruct the depositary to vote.

The quorum for Ordinary Shareholders’ Meetings consists of a majority of the capital stock entitled to vote. In Ordinary Shareholders’ Meetings, resolutions may be adopted by the affirmative vote of a majority of the shareholders present that have issued a valid vote, without counting voluntary abstentions. If there is no quorum at the meeting, a second Ordinary Shareholders’ Meeting may be called. The meeting in a second call can be held whatever the number of the shareholders at the meeting, and resolutions may be adopted by a majority of the shareholders present.

The quorum for Extraordinary Shareholders’ Meetings is 60% of the capital stock entitled to vote. If there is no quorum at the extraordinary shareholders’ meeting, a second extraordinary shareholders’ meeting may be called. The quorum for extraordinary shareholders’ meeting in a second call is the 30% of the present capital stock. In both cases, decisions are adopted by a majority of valid votes, except for certain fundamental matters, including:

•                  mergers and spin-offs, when Telecom Argentina is not the surviving entity;

•                  anticipated liquidation;

•                  change of Telecom Argentina’s domicile to a domicile outside Argentina;

•                  total or partial repayment of capital; or

•                  a substantial change in the corporate object and purpose.

Each of these actions requires a favorable vote of more than 50% of all the capital stock entitled to vote.

In some of these cases, a dissenting shareholder is entitled to appraisal rights.

Any resolution adopted by the shareholders at Ordinary or Extraordinary Shareholders’ Meetings that affects the rights of one particular class of capital stock must also be ratified by a special meeting of that class of shareholders. The special meeting will be governed by the rules for Ordinary Shareholders’ Meetings.

Dividends

Dividends can be lawfully paid and declared only out of our realized and liquid profit.

For these purposes, the Board of Directors must submit our financial statements for the previous fiscal year, together with a report thereon by the Board of Directors, to the shareholders for their approval at an Ordinary Shareholders’ Meeting.

Upon the approval of the financial statements, the shareholders determine the allocation of Telecom Argentina’s net profits (if any). Under CNV rules, a Shareholders’ Meeting convened to approve the financial statements in which retained earnings are positive must make a specific decision on the use of such earnings in accordance with the GCL. The Shareholders’ Meeting must resolve on its distribution as cash dividends, capitalization with issuance of paid-in shares, use to create reserves other than statutory reserves, or a combination of such alternatives. In addition, the GCL requires Argentine companies to allocate 5% of any net profits to a legal reserve, until the amount of this reserve equals 20% of our capital stock. The legal reserve is not available for distribution. The remainder of net profits may be paid as dividends on common stock or retained as a voluntary reserve or other account, or a combination thereof, all as determined by the shareholders. As provided by CNV Resolution No. 609/12, positive retained earnings generated by the mandatory adoption of IFRS as from January 1, 2012, should be assigned to a special reserve that can only be utilized for its capitalization or to absorb negative retained earnings.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

Dividends may not be paid if the legal reserve has been impaired, nor until it has been fully replenished. Shareholders’ rights to collect dividends expire three years after the distribution date pursuant to Section 17 of Telecom Argentina’s bylaws, as amended by the Shareholders’ Meeting held on April 24, 2002.

Argentine law permits the Board of Directors of certain companies, such as Telecom Argentina, to approve the distribution of anticipated dividends on the basis of financial statements especially prepared for the purpose of paying such dividends, provided that both the external auditors and the Supervisory Committee have issued an opinion report. The actual payment of these dividends is made on an interim basis, and they are paid on account of the dividends to be determined in the Annual Ordinary Shareholders’ Meeting on the basis of the financial statements for the year.

See Note 30 to our consolidated financial statements regarding restrictions on distributions of profits and dividends.

Capital increase and reduction

Telecom Argentina may increase its capital upon authorization of an Ordinary Shareholders’ Meeting. All capital increases must be registered before the CNV, published in the Official Gazette and registered before the Public Registry. Capital reductions may be voluntary or mandatory. Shares issued in connection with any capital increase must be divided among the various classes in proportion to the number of shares of each class outstanding at the date of the issuance, provided that the number of shares of each class actually issued may vary based on the exercise of preemptive rights and additional accretion rights in accordance with the procedure described under “—Preemptive Rights” below.

A voluntary capital reduction must be approved by an Extraordinary Shareholders’ meeting and may take place only after notice thereof is published and creditors are given an opportunity to obtain payment or collateralization of their claims, or attachment, except in redemption cases (with liquid and realized profits).

In accordance with Article 206 of the GCL, reduction of a company’s capital stock is mandatory when losses have exceeded reserves and at least 50% of the stated capital (capital stock plus inflation adjustment).

Currently, Telecom Argentina is not required to reduce its capital stock.

Preemptive Rights

Under Argentine law, holders of a company’s common shares of any given class have preferential or preemptive rights, proportional to the number of shares owned by each shareholder, to subscribe for any shares of capital stock of the same class as the shares owned by the shareholder or for any securities convertible into such shares issued by the company.

In the event of a capital increase, shareholders of Telecom Argentina of any given class have a preemptive right to purchase any issue of shares of such class in an amount sufficient to maintain their proportionate ownership of Telecom Argentina’s capital stock. For any shares of a class not preempted by any holder of that class, the remaining holders of the class will assume pro rata the preemptive rights of those shareholders that are not exercising their preemptive rights. Pursuant to Telecom Argentina’s bylaws, if any Class B or Class C Shares are not preempted by the existing shareholders of each such class, the other classes may preempt such class. However, if any shares of Class A are not preempted by the existing holders of such class, holders of Class B or Class C Shares shall have no preemptive rights with respect to such shares of Class A unless otherwise approved by the regulatory authorities.

A notice to the shareholders of their opportunity to preempt the capital increase must be published for three days in the Official Gazette and a widely circulated newspaper in Argentina. The period for the exercise of preemptive rights is 30 days following the last day of publication and may be reduced to 10 days by resolution of an extraordinary shareholders’ meeting.

Pursuant to the GCL, preemptive rights may only be restricted or suspended in certain particular and exceptional cases by a resolution of an Extraordinary Shareholders’ Meeting when required by the interest of the company.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

Conflicts of Interest

A shareholder that votes on a business transaction in which its interest conflicts with that of Telecom Argentina may be liable for damages under Argentine law, but only if the transaction would not have been approved without his or her vote. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Shareholders may be liable under Argentine law for actions that are determined to be illegal or ultra vires.” See also “—Powers of the Directors” below for a description of conflict of interest regarding Directors.

Redemption or Repurchase

Telecom Argentina’s stock is subject to redemption in connection with a reduction of capital by a majority vote of shareholders at an Extraordinary Shareholders’ Meeting. Pursuant to the GCL, Telecom Argentina may repurchase the stock with liquid and realized profits or available reserves, upon a determination of the Board of Directors that the repurchase is necessary in order to avoid severe damage to our business (subject to shareholder consideration) or in connection with a merger or acquisition. In addition, Telecom Argentina can purchase up to 10% of its capital stock in the BCBA pursuant to Law No. 26,831, complying with the requirements and procedures stated therein. If the purchase is made pursuant to Law No. 26,831, Telecom Argentina must resell the repurchased shares within three years and its shareholders will have preemptive rights to purchase the shares, except in case of an employee compensation program or plan, or in case the shares are distributed among all the shareholders proportionately or regarding the sale of an amount of shares that in any period of 12 months does not exceed 1% of the Telecom Argentina’s capital stock. In such cases, the three-year period can be extended with the previous approval by a Shareholders’ Meeting.

Appraisal Rights

Whenever certain extraordinary resolutions are adopted at an Extraordinary Shareholders’ meeting, such as a merger of Telecom Argentina into another entity, a change of corporate object and purpose, transformation from one type of corporate form to another, or the voluntary withdrawal from the public offering regime or listing of Telecom Argentina’s shares , any shareholder dissenting from the adoption of any resolution may withdraw from Telecom Argentina and receive the book value of his or her shares determined on the basis of Telecom Argentina’s annual financial statements (as approved by the Annual Ordinary Shareholders’ Meeting), provided that the dissenting shareholder exercises its appraisal rights within five days following the Shareholders’ Meeting at which the resolution was adopted. This right may be exercised within 15 days following the meeting if the dissenting shareholder was absent and provided he or she can prove that he or she was a shareholder on the day of the Shareholders’ Meeting at which the resolution was adopted. In the case of a merger of Telecom Argentina or a spin-off of Telecom Argentina, no appraisal rights may be exercised if Telecom Argentina is the surviving company or if the shares that Telecom shareholders’would receive as a result of such merger or spin-off would also be admitted to the public offering regime or listed in Argentina.

Appraisal rights are extinguished if the resolution is subsequently overturned at another Shareholders’ Meeting held within sixty days of the expiration of the time period during which absent shareholders may exercise their appraisal rights.

Payment on the appraisal rights must be made within one year of the date of the Shareholders’ Meeting at which the resolution was adopted. In the case of voluntary withdrawal from the public offering regime or listing of Telecom Argentina’s shares, the payment period is reduced to sixty days from the date of the approval of the voluntary withdrawal..

Notwithstanding the foregoing, should Telecom Argentina decide to voluntarily withdraw its shares from the public offering regime or listing in Argentina, pursuant to Article 97 of Law No. 26,831, a tender offer by Telecom Argentina at a fair price (precio equitativo) to be determined in accordance with certain parameters must be conducted before such withdrawal.

Liquidation

Upon liquidation of Telecom Argentina, one or more liquidators may be appointed to wind up its affairs. All outstanding shares of common stock will be entitled to participate equally in any distribution upon liquidation.

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In the event of liquidation, the assets of Telecom Argentina shall be applied to satisfy its debts and liabilities. If any surplus remains, it shall be distributed to the holders of shares in proportion to their holdings.

Acquisitions of 5% or more of the voting stock of a public company

Under Argentine law, any person acquiring 5% or more of the voting stock of a public company must inform the CNV in writing of the acquisition of such voting stock. Additionally, such person must inform the CNV in writing of each additional acquisition of 5% of the voting stock of that particular company, until such person acquires control of that company.

Powers of the Directors

The bylaws of Telecom Argentina do not contain any provision regarding the ability to vote on a proposal, arrangement or contract where a director is an interested party. Under Argentine law, a director may sign contracts with the company related to the company’s activities so long as the conditions are on an arm’s-length basis. If such contract does not meet such conditions, the agreement may only be subscribed with the prior approval of the Board of Directors or, in absence of quorum, with the approval of the Supervisory Committee. Such transactions must be dealt with at the following Shareholders’ Meeting, and if such meeting does not approve them, the Board of Directors or the Supervisory Committee (as the case may be) are jointly responsible for any damages caused to the company. Argentine law also requires that if a director has a personal interest contrary to Telecom Argentina’s, he or she must notify the Board of Directors and to the Supervisory Committee. The director must refrain from participating in any deliberations or he or she may be held jointly and severally liable for all damages caused to Telecom Argentina as a result of the conflict of interests.

Additionally, Law No. 26,831 dictates that the contracts between a company and a director (that qualifies as a “related party”) when they exceed 1% of the shareholders’ equity of the company, it must be submitted to prior approval of the Audit Committee or of two independent evaluation firms to ensure that the transaction is in accordance with market conditions. Such transactions must also be approved by the Board of Directors and reported to the CNV and the exchanges on which the shares of the company are listed. If the Audit Committee or the independent evaluation firms have not determined the terms of the transaction to be “according to market conditions”, then the contract in question must be submitted for consideration at a Shareholders’ Meeting.

Section 10 of the bylaws of Telecom Argentina establishes that the remuneration of the members of the Board of Directors is to be determined by the shareholders at their Annual Ordinary Shareholders’ Meeting. The Audit Committee is to issue a prior opinion on the reasonability of the proposed remuneration, which the Board of Directors submits for approval to the shareholders. Directors cannot vote on the resolution concerning their compensation or the compensation of any other director.

The bylaws of Telecom Argentina do not contain any provision regarding the possibility of granting loans to members of the Board of Directors or to the company executives.

Members of the Board of Directors of Telecom Argentina or its subsidiaries or parent company cannot be appointed as members of the Supervisory Committee.

The bylaws of Telecom Argentina do not establish a maximum age to be member of the Board of Directors.

Neither the bylaws of Telecom Argentina nor any Argentine law require the members of the Board of Directors to be shareholders.

Limitations on foreign investment in Argentina

Under the Argentine Foreign Investment Law, as amended (the “FIL”), the purchase of stock by an individual or legal entity domiciled abroad or by a local company of foreign capital (as defined in the FIL) constitutes a foreign investment subject to the FIL. Foreign investments generally are unrestricted. However, foreign investments in certain industries, such as broadcasting, are restricted as to percentage. No approval is necessary to purchase Class B Shares. The FIL does not limit the right of non-resident or foreign owners to hold or vote the Class B Shares, and there are no restrictions in Telecom Argentina’s bylaws limiting the rights of non-residents or non-Argentines to hold or to vote on Telecom Argentina’s Class B Shares. Notwithstanding the foregoing, regulations implemented by the CNV require that all shareholders that are companies who are registered to participate at a Shareholders’ Meeting should provide details of their registration before the Public Registry of

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

Argentina. To acquire participation in a company in Argentina, non-Argentine companies are required to comply with the share ownership registration requirements as provided for under Section 123 of the GCL.

Change of Control

There are no provisions in the bylaws of Telecom Argentina which may have the effect of delaying, deferring or preventing a change in control of Telecom Argentina and that would only operate with respect to a merger, acquisition or corporate restructuring involving Telecom Argentina or any of its subsidiaries, except for the regulatory authorization required for the transfer of Nortel’s Class A Shares stated in Section 9 of our Bylaws.

Under Law No. 26,831 a party that wishes to obtain either a majority or a significant equity ownership interest (with the intention of acquiring control) in a publicly traded corporation must offer a fair price (precio equitativo) as defined in Law No. 26,831 to acquire all shares of voting stock or securities convertible into voting stock of such corporation. Until the enactment of Law No. 26,831, this regulation applied to all Argentine corporations with listed securities unless the corporation’s shareholders specifically voted not to adopt the regime. On January 28, 2013, Law No. 26,831 became effective. This law states in its Article 90: “Universal scope. The Statutory Regime of Public Offer of Mandatory Acquisition regulated in this chapter and the residual participation regime regulated in the following chapter includes all listed companies, even those that, under the previous regime, have opted to be excluded of its application.”

Under Decree No. 764/2000, as amended by Decree No. 267/2015, the loss of control of a licensee company such as Telecom Argentina is subject to the approval of ENACOM.

MATERIAL CONTRACTS

For information regarding the Shareholders’ Agreement, see “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreement.” We are not a party to the Shareholders’ Agreement.

FOREIGN INVESTMENT AND EXCHANGE CONTROLS IN ARGENTINA

Due to the deterioration of the economic and financial situation in Argentina throughout 2001, the difficulties in dealing with the servicing of the public foreign debt and the decrease of the total level of deposits in the financial system, the Argentine government issued Decree No. 1,570/01, which, as of December 3, 2001, established a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds with banks and restrictions on transferring funds abroad, with certain exceptions for transfers related to foreign trade and certain other transfers subject to the prior authorization of the BCRA.

On February 8, 2002, the BCRA issued tight restrictions on the transfer of funds abroad in order to make payments of principal and/or interest by requiring prior authorization from the BCRA. Since 2003, these restrictions were progressively curbed.

In June 2005, the Argentine government imposed certain restrictions on inflows and outflows of foreign currency to the local foreign exchange market. New indebtedness entered into the foreign exchange market and debt renewals with non-Argentine residents from the private sector entered in the local foreign exchange market had to be agreed upon and canceled in terms not shorter than 365 calendar days (the “Minimum Holding Term”), whatever the form of cancellation thereof (i.e. with or without access to the local foreign exchange market). The following transactions, among others, were exempted from this restriction: (i) foreign trade financings (i.e., exports advance payments, pre-financing of exports and imports financing); (ii) balances of foreign exchange transactions with correspondent exchange entities (which are not credit lines); and (iii) primary debt security issuances with a public offering and listing.

In addition, certain inflow of funds were subject to the creation of a nominative, nontransferable and non-compensated deposit, for 30% of the amount involved in the relevant transaction (the “Mandatory Deposit”), for a term of 365 calendar days, pursuant to the terms and conditions established in the regulations.

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However, beginning in December 17, 2015, the Argentine government implemented a series of measures to progressively deregulate and implement more flexible rules for foreign exchange controls. The following amendments, along with certain other reforms, were introduced by communications including Communications “A” 5850, “A” 5861, “A” 5899, “A” 6037, “A” 6058, “A” 6067, “A” 6137, “A” 6150 and “A” 6174 in each case as amended. Collectively, these new regulations are referred to as the “New Regulations.”

The following is a description of the main aspects of BCRA’s regulations concerning inflows and outflows of funds in Argentina as of the date hereof. Additional information regarding all current foreign exchange restrictions and exchange control regulations and regarding the applicable rules mentioned herein, as well as any amendments and complementary regulations, is available at the Ministry of the Treasury’s website: www.economia.gob.ar, or the BCRA’s website: www.bcra.gov.ar.

Inflow of capital

Foreign financial indebtedness

Inflow and settlement through the foreign exchange market

Foreign financial indebtedness incurred by the private non-financial sector, the financial sector and Argentine local governments are no longer subject to the requirement of having the proceeds from such indebtedness transferred and settled through the foreign exchange market (Communication “A” 6037).

Whether funds enter the foreign exchange market or not, in transactions involving the private non-financial sector and the financial sector, it is mandatory to register such debt in the “Report of Issuances of Securities and Other Foreign Indebtedness of the Private Financial and Non-Financial Sector” (Communication “A” 3602 as amended and restated), if applicable.

Outflow of capital

Payment of interest, earnings, dividends, services and import of goods

No limitations are imposed to access the foreign exchange market to pay interests, earnings, dividends, services, import of goods and non-financial non-produced assets acquisition, under whichever concept it may be (shipping, insurance, royalties, technical advice, professional fees, etc.) abroad. Access to the foreign exchange market for this purpose requires the presentation of an affidavit declaring compliance with the reporting regimes established by Communication “A” 3602 (as amended and supplemented) and Communication “A” 4237 (as amended and supplemented), as applicable.

Notwithstanding the above, as of December 31, 2016, pursuant to General Resolution No. 3,417/12, as amended, of the AFIP, Argentine residents who accessed the foreign exchange market to pay dividends and interests abroad (among other items), were obliged to previously inform in advance the payment of interests through the AFIP’s website and obtain an Advanced Sworn Statement of Payments made Abroad (Declaración Jurada de Pagos al Exterior) (“DAPE”). However, on March 6, 2017, this resolution was abrogated by General Resolution AFIP 4008/17.

Non-residents have access to the foreign exchange market for payment of, among others, services, earnings and current transfers collected in Argentina according to the specific regulations that apply to non-residents to access the foreign exchange market.

Cancellation of services of foreign financial debts

In the case of access to the foreign exchange market for capital services of foreign financial indebtedness, including cancellation of financial standby arrangements granted by Argentine banking entities, applicable regulations require: (i) a sworn affidavit by the debtor confirming the presentation, if applicable, of the “Report of Issuances of Securities and Other Foreign Indebtedness of the Private Financial and Non-Financial Sector” established by Communication “A” 3602 (as amended and supplemented).

Access to the foreign exchange market for payment for services in the issuance of local debt securities in foreign currency

For access to the foreign exchange market for payment for services in the issuance of Argentine debt securities in foreign currency, applicable regulations require a sworn affidavit by the debtor confirming the presentation, if applicable, of the “Report of Issuances of Securities and Other Foreign

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Indebtedness of the Private Financial and Non-Financial Sector” established by Communication “A” 3602 (as amended and supplemented).

Transactions by non-residents

The New Regulations, as amended, sets forth the regulations applicable to access to the foreign exchange market by non-residents.

In this respect, financial entities can grant access to the foreign exchange market with a sworn affidavit by the client regarding the reason for which the foreign exchange market is being accessed in the case of transactions involving the transfer of foreign currency abroad, and the sale of cash, checks and travelers checks in foreign currency, to the following non-resident clients:

a)             International organizations and institutions acting as official export credit agencies;

b)             Diplomatic and consular representatives and diplomatic staff authorized in the country to the extent that such transfers are made in the exercise of their respective functions; and

c)              Representations from courts, authorities or departments, special missions, bilateral commissions or bodies established by international treaties or agreements, to which Argentina is a party, to the extent that such transfers are made in the exercise of their respective functions.

Access to the foreign exchange market by non-residents can be also granted for transfers of funds collected in Argentina to overseas accounts, provided that the non-resident files a sworn affidavit declaring that the funds correspond to:

• Argentine import payments.

• Foreign debt with residents for Argentine imports of goods.

• Services, rents and other overseas current transfers.

• Financial indebtedness originating in external loans of non-residents.

• Earnings from bonds and secured loans issued by the Argentine government issued in pesos.

• Recovery of claims in local bankruptcy proceedings and collection of debts under reorganization proceedings to the extent that the non-resident client has been recognized as creditor by a final non-appealable decision of the court of such proceedings.

• Inheritance, in accordance with the declaration of inheritance.

• Benefits or funds from services and sales of received securities, granted by the Argentine government in the framework established by laws No. 24,043, No. 24,411 and No. 25,914.

• Indemnifications awarded by local courts in favor of non-residents.

• Repatriations of direct investments in companies in the private, non-financial sector that do not control local financial institutions and/or real estate, provided that the foreign beneficiary is either a natural or legal entity residing or incorporated and established in, or the payment is performed, in domains, jurisdictions, territories or associated states that are considered “cooperators for the purposes of fiscal transparency” according to the provisions of section 1 of Decree 589/2013, as amended and supplemented for the following purposes:

a.      sale of the direct investment;

b.      final liquidation of the direct investment;

c.      capital reduction decided by the local company; and

d.      reimbursement of irrevocable contributions by the local company.

The intervening entity must verify compliance with the “Report of Direct Investments,” if applicable.

• Collections of services or sales proceeds of other portfolio investments (and their profits) provided that the foreign beneficiary is either a natural or legal person residing in or incorporated and established in domains, jurisdictions, territories or associated states that are considered “cooperators for the purposes of fiscal transparency” according to the provisions of Art. 1 of Decree 589/2013, as amended and supplemented. These portfolio investment repatriations include, but are not limited to, portfolio investments in shares and ownership interests in local companies, investments in mutual funds and local trusts, purchases of portfolios of loans granted to residents by local banks, purchases of invoices and promissory

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notes for local business transactions, investments in local bonds issued in pesos and in foreign currency payable locally, as well as purchases of other internal receivables.

In each of the cases listed above, access to the foreign exchange market is also possible for residents for the transfer of funds to a non-resident. In all cases, before accessing the foreign exchange market, the intervening authority must ensure that the requirements established by the regulations are complied with. When access to the foreign exchange market is granted to the resident, an exchange ticket will be created in his name, and the reason for declaration will be the one corresponding to the type of operation.

The remaining sale transactions of currency, cash, checks and travelers checks in foreign currency to non-residents shall be subject to the prior authorization of the BCRA when the amount exceeds the equivalent of US$10,000 per calendar month across all entities authorized to deal in foreign currency transactions. For transactions below that amount, only identity validation will be required pursuant to applicable regulations under “Valid Identification Documentation” issued by the BCRA.

For capital services and income from public bonds issued by the Argentine government in foreign currency and other bonds issued by residents in foreign currency that are deposited by non-residents in Argentine custody accounts, the non-resident can choose among the following options: the collection in foreign currency, crediting the funds in an Argentine account in foreign currency on his behalf or the transfer of funds to his own account abroad. In these cases, no exchange tickets will be issued.

If, after payment, the beneficiary of the funds wants to convert the collected funds in foreign currency into pesos, the purchase must be done in the foreign exchange market in accordance with the general regulations relating to portfolio investments by non-residents.

Transactions carried out on behalf of and for non-resident clients by intermediaries contemplated in the Financial Entities Law, that are not “Pension and Retirement Fund Managers” or mutual funds, must take place on behalf of the non-resident client that is granted the access to the foreign exchange market.

Formation and Repatriation or sale of external assets by residents

Pursuant to the New Regulations, resident individuals, legal entities from the private sector organized in Argentina and not authorized to deal in foreign exchange, certain trusts and other estates domiciled in Argentina, as well as Argentine local governments will be allowed access to the FX Market without the prior authorization of the BCRA with respect to, among others, the following types of transactions: direct investments by residents, portfolio investments abroad by residents, loans to non-residents, purchases of foreign currency in Argentina, purchases of traveler checks and purchases of foreign currency to transfer it to other residents. In each case, the following conditions must be met: in the case of foreign currency sales the transfer of the purchased amounts cannot be made to countries or jurisdictions considered non-cooperative for fiscal transparency purposes under section 1 of Executive Decree No. 589/13, as amended, or to countries or jurisdictions where the Recommendations of the Financial Action Task Force are not sufficiently followed. Non-cooperative countries or jurisdictions will be designated as such by the Financial Action Task Force (www.fatf-gafi.org). The identification of the foreign entity where the client’s account has been created and the account number must be recorded in the applicable exchange ticket.

Capital markets

As of December 31, 2016, securities-related transactions carried out through stock exchanges and authorized securities markets were to paid in any of the following: (i) in pesos; (ii) in foreign currency through electronic fund transfers from and to sight accounts in local financial institutions; or (iii) through wire transfers against foreign accounts. Under no circumstances was the settlement of these securities purchase and sale transactions to be made in foreign currency bills or through deposits in escrow accounts or in third-party accounts (Communication “A” 4308). However, this provision was repealed by Communication “A” 6220 on April 12, 2017.

Reporting Regimes

Report of issuances of securities and other foreign indebtedness of the private financial and non-financial sector

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Pursuant to Communication “A” 3602 dated May 7, 2002, as amended, all individuals and legal entities in the private financial and non-financial sector must report their outstanding foreign indebtedness (whether peso or foreign currency-denominated) at the end of each quarter. The debts incurred and repaid within the same calendar quarter need not be reported.

Direct investments report

Communication “A” 4237 dated November 10, 2004 established reporting requirements in connection with direct investments made by local residents abroad and by non-residents in Argentina. Direct investments are defined as those that reflect the long-standing interest of a resident in one economy (direct investor) in another economy’s resident entity, such as an ownership interest representing at least 10% of a company’s capital stock or voting rights. The reporting requirements prescribed by Communication “A” 4237 are to be met on a bi-annual basis.

Notwithstanding the above, there can be no assurance that the BCRA will not require again its prior authorization for, or restrict in some other way, the transfer of funds abroad for principal and/or interest payments by Telecom Argentina to its foreign creditors or for dividend payments by Telecom Argentina to its foreign shareholders.

TAXATION

Argentine taxes

The following summary of certain Argentine tax matters is based upon the tax laws of Argentina and regulations thereunder as of the date of this Annual Report and is subject to any subsequent changes in Argentine laws and regulations which may come into effect after such date. This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of such securities. No assurance can be given that the courts or tax authorities responsible for the administration of the laws and regulations described in this Annual Report will agree with this interpretation. Holders should carefully read “Item 3—Key Information—Risk Factors—Risks Relating to Telecom Argentina’s Shares and ADSs—Changes in Argentine tax laws may adversely affect the tax treatment of our Class B Shares underlying ADSs or ADSs” in this Annual Report and consult their tax advisors regarding the tax treatment of the Class B Shares underlying ADSs and ADSs.

Taxation of Dividends

Pursuant to Law No. 26,893, dividends and other profits paid in cash or in kind —except for stock dividends or quota dividends—by companies and other entities incorporated in Argentina referred to in the Argentine Income Tax Law (the “Income Tax Law”), Sections 69 (a)(1), (2), (3), (6) and (7), and Section 69(b), were subject to income tax at a 10% rate except for those beneficiaries that were domestic corporate taxpayer. Law No. 27,260 repealed this withholding tax as of July 23, 2016. Consequently, there is currently no withholding tax levied on dividends distributed to either Argentine or non-Argentine resident shareholders.

Under the Argentine Income Tax Law, a corporation that makes a distribution of dividends to its shareholders in excess of the amount of its accumulated taxable net income at the close of the previous taxable year, as determined by application of the Argentine Income Tax Law, must withhold a 35% tax from such excess (the “Equalization Tax”). For purpose of this rule, the amount of income to be considered shall be determined by (1) deducting from taxable income, calculated under the general rules of the Argentine Income Tax Law, the income tax paid by the company and (2) adding the dividends and profits not subject to tax received as distributions from other corporations. If the distribution is in-kind, then the corporation must pay the tax to the Argentine tax authorities and will be entitled to seek reimbursement from the shareholders.

Capital gains

The results derived from the transfer of shares and other equity interests, bonds and other securities of Argentine companies are subject to Argentine capital gains tax, regardless of the type of beneficiary who realizes the gains. Capital gains obtained by Argentine taxpayers (in general, entities organized or incorporated under Argentine law and local branches of non-Argentine entities) derived from the sale, exchange or other disposition of shares are subject to income tax at the rate of 35% on net income.

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Income derived by Argentine resident individuals from the sale of shares and other securities is subject to income tax at a 15% rate on the net gain, unless such securities were traded in stock markets and/or have public offering authorization, in which case an exemption applies. The implementing Decree No. 2,334/13 introduced a provision stating that the exemption applies to gains derived from the sale of shares and other securities made through a stock exchange market duly authorized by the CNV.

It is not clear whether the term “includes” (as used in the implementing Decree No. 2,334/13) means that the exemption only refers to sales of securities made through a stock exchange market duly authorized by the CNV, or whether the implementing Decree No. 2,334/13 intended to clarify that such sales were just one of the possibilities that may be covered by the exemption (in addition to publicly offering authorized securities, as provided in the Argentine Income Tax Law).

Capital gains obtained by non-Argentine residents from the sale, exchange or other disposition of shares and other equity interests, bonds and other securities of Argentine companies are subject to capital gains tax. In such cases, gains are subject to Argentine tax at a rate of 15% on the net presumed gain provided by the Argentine Income Tax Law for this type of transaction, which is 90% of the transaction’s price, resulting in an effective rate of 13.5%. The non-resident seller may opt to be taxed on the net gain resulting from the deduction of the expenses incurred in Argentina necessary for its obtaining, maintenance and conservation, as well as the deductions admitted by the Argentine Income Tax Law. For that purpose, the non-resident seller has to furnish the purchaser with supporting evidence of the amounts to be deducted from the transaction’s price, which may or may not be accepted by the purchaser. There is currently no regulation under Argentine law with respect to how this election can be made. When both the seller and the buyer are non-Argentine residents, the person liable to pay the tax shall be the buyer of the shares, equity interests or other securities transferred.

However, as of the date of this Annual Report, no regulations have been issued stipulating the withholding and payment mechanism for transactions between nonresidents. Following the amendments made by Law No. 26,893, and its implementing Decree No. 2,334/13, the tax treatment applicable to gains obtained by non-residents from the sale of ADSs is open to interpretation. Additionally, should the sale of ADSs take place between non-Argentine parties and such sale were deemed to give rise to Argentine source income, as of the date of this Annual Report, no regulations have been issued regarding the mechanism through which payment would be effectuated to satisfy such obligation. Conversely, if the sale of ADSs were deemed to give rise to foreign source income, no income tax would apply. Therefore, holders of the Class B Shares underlying ADSs or ADS are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from holding and disposing of not only the Class B Shares underlying ADSs but also the ADSs.

Personal assets tax

Argentine companies, such as us, have to assess and pay the personal assets tax corresponding to their shareholders that are Argentine individuals and non-Argentine resident persons. The tax rate in effect through December 31, 2015 was 0.50%. As of December 31, 2016, Law No. 27,260 lowered the rate to 0.25%, which is to be assessed on the proportional net worth value (valor patrimonial proporcional), of the shares as per the Argentine entity’s last financial statements prepared under Argentine GAAP. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders.

Pursuant to Law No. 27,260, Argentine companies that have properly fulfilled their tax obligations during the two fiscal year periods prior to the 2016 fiscal year and comply with other requirements may qualify for an exemption from the personal assets tax for the 2016, 2017 and 2018 fiscal years. The request for this tax exemption should be filed before March 31, 2017. Telecom Argentina has already filed this request. Notwithstanding, we cannot assure that in the future, Telecom Argentina can fulfill those requirements and maintain the referred exemption.

Telecom Argentina has, from time to time, requested that its shareholders reimburse the amounts of personal assets tax paid on their behalf and has received partial reimbursement of such taxes, however no assurances can be made that Telecom Argentina will be successful in seeking reimbursement of all such taxes paid from holders of ADSs and Class A, B, and C shares. The amount paid by Telecom Argentina and pending collection from its shareholders as of December 31, 2016, was approximately P$26 million, of which P$18 million are included in the allowance for doubtful accounts, based on the recoverability assessment made by Telecom Argentina. Whenever applicable, personal assets tax paid on behalf of Telecom Argentina’s shareholders is deducted from the cash dividend payment.

Value added tax

The sale, exchange or other disposition of Telecom Argentina shares and ADSs, and the distribution of dividends in connection therewith are exempted from the value added tax.

Tax on deposits to and withdrawals from bank accounts

The tax on deposits to and withdrawals from bank accounts under Law No. 21,526 applies to certain deposits to and withdrawals from bank accounts with Argentine financial institutions and to other transactions that, due to their special nature and characteristics, are similar or could be used in lieu of a deposit to or withdrawal from a bank account. Therefore, any deposit to or withdrawal from a bank account opened in an institution regulated by Law No. 21,526, or any transaction deemed to be used in lieu of a deposit to or withdrawal from a bank account, is subject to the tax on deposits and withdrawals, unless a particular exemption is applicable. The tax rate in effect since August 1, 2001 has been 0.6% of the transaction volume.

Decree No. 534/04 provides that owners of bank accounts subject to the general tax rate of 0.6% may take into account as a tax credit of 34% of the tax originated in credits on such bank accounts. This amount may be computed as a credit for the income tax and tax on minimum presumed income. The amount computed as a credit is not deductible for income tax purposes.

Tax on minimum presumed income

Companies located in Argentina are required to pay an amount equal to the greater of the income tax or the tax on minimum presumed income. The tax on minimum presumed income is computed based on 1% of the value of our assets. The value of our assets is determined in accordance with the criteria established under Argentine tax laws. The amount of any income tax paid during the fiscal year may be applied against the tax on minimum presumed income that would be payable in such fiscal year. The amount of any tax on minimum presumed income paid in excess of the income tax for such fiscal year may be carried forward for a period of up to ten years. This excess may be treated as a credit to be applied against the income tax payable in a future year to the extent the tax on minimum presumed income for the year does not exceed income tax payable for such future year.

According to Law No. 27,260, the tax on minimum presumed income is abolished for the fiscal years beginning from January 1, 2019.

Turnover tax

In addition, gross turnover tax could be applicable to Argentine residents on the transfer of shares and on the perception of dividends to the extent such activity is conducted on a regular basis within an Argentine province or within the City of Buenos Aires. However, under the Tax Code of the City of Buenos Aires, any transactions with shares, as well as the perception of dividends are exempt from gross turnover tax. Holders of the Class A, B and C Shares or ADSs are encouraged to consult a tax advisor as to the particular Argentine gross turnover tax consequences derived from holding and disposing of the Class A, B and C Shares or ADSs or ADSs.

Stamp taxes

Stamp tax is a provincial tax that is levied based on the formal execution of public or private instruments. Documents subject to stamp tax include, among others, all types of contracts, notarial deeds and promissory notes. Each Argentine province and the City of Buenos Aires have its own stamp tax legislation. Stamp tax rates vary according to the jurisdiction and type of agreement involved. In certain jurisdictions, acts or instruments related to the negotiation of shares and other securities duly authorized for its public offering by the CNV are exempt from stamp tax.

Other taxes

There are no Argentine federal inheritances or succession taxes applicable to the ownership, transfer or disposition of Class A, B and C Shares.

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with several countries, although there is currently no tax treaty or convention in effect between Argentina and the United

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States. On December 23, 2016, Argentina and the United States signed an agreement for the exchange of information relating to taxes.

United States federal income taxes

The following discussion is a summary of certain U.S. federal income tax consequences for a U.S. holder (as defined below) of the acquisition, ownership and disposition of our ADSs or Class B Shares underlying ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of such securities, including alternative minimum tax and Medicare contribution tax on net investment income. This summary applies only to U.S. holders that hold ADSs or Class B Shares underlying ADSs as capital assets for U.S. federal income tax purposes and does not address investors that are members of a class of holders subject to special rules, such as:

•                           financial institutions;

•                           dealers in securities or currencies;

•                           dealers or traders in securities who use a mark-to-market method of tax accounting;

•                           life insurance companies;

•                           persons that hold ADSs or Class B Shares underlying ADSs that are a hedge or that are hedged against interest rate or currency risks;

•                           persons that hold ADSs or Class B Shares underlying ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ADSs or Class B Shares underlying ADSs;

•                           persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•                           tax-exempt entities;

•                           persons that own or are deemed to own 10% or more of any class of Telecom Argentina’s capital stock;

•                           persons who acquired ADSs or Class B Shares underlying ADSs pursuant to the exercise of an employee stock option or otherwise as compensation; or

•                           persons holding ADSs or Class B Shares underlying ADSs in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ADSs or Class B Shares underlying ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ADSs or Class B Shares underlying ADSs and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of the ADSs or Class B Shares underlying ADSs.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis. In addition, this summary assumes the deposit agreement, and all other related agreements, will be performed in accordance with their terms. As mentioned above, there is currently no income tax treaty or convention in effect between Argentina and the United States.

U.S. holders should consult their tax advisors regarding the U.S., Argentine or other tax consequences of the acquisition, ownership and disposition of ADSs or Class B Shares underlying ADSs in their particular circumstances, including the effect of any state or local tax laws.

As used herein, the term “U.S. holder” means a holder that, for U.S. federal income tax purposes, is a beneficial owner of ADSs or Class B Shares underlying ADSs and is:

•                           a citizen or individual resident of the United States;

•                           a U.S. domestic corporation; or

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•                           otherwise subject to U.S. federal income tax on a net income basis with respect to income from the ADS or Class B Share.

In general, for U.S. federal income tax purposes, holders of ADSs will be treated as the owners of the underlying Class B Shares represented by those ADSs. Accordingly, no gain or loss will be recognized if such holder exchanges ADSs for the underlying Class B Shares represented by those ADSs.

These statements assume that Telecom Argentina is not, and will not become, a Passive Foreign Investment Company (PFIC), as described below.

Distributions

To the extent paid out of current or accumulated earnings and profits of Telecom Argentina (as determined in accordance with U.S. federal income tax principles), the gross amount of distributions made with respect to ADSs or Class B Shares underlying ADSs will generally be included in the income of a U.S. holder as ordinary dividend income. Because Telecom Argentina does not maintain calculations of its earnings and profits under U.S. federal income tax principles, U.S. holders should expect that a distribution will generally be treated as a dividend. Dividends will generally be treated as foreign-source and “passive category” income to U.S. holders and will not be eligible for the “dividends-received deduction” generally allowed to U.S. corporations under the Code. Dividends will be included in a U.S. holder’s income on the date of the U.S. holder’s (or in the case of ADSs, the depositary’s) receipt of the dividend. The amount of the distribution will equal the U.S. dollar value of the pesos received (including amounts withheld in respect of Argentine taxes), calculated by reference to the exchange rate in effect on the date such distribution is received (which, for holders of ADSs, will be the date such distribution is received by the depositary), whether or not the depositary or U.S. holder in fact converts any pesos received into U.S. dollars. If the distribution is converted into U.S. dollars on the date of receipt, U.S. holders should not be required to recognize foreign currency gain or loss in respect of the dividend income. Any gains or losses resulting from the conversion of pesos into U.S. dollars after the date on which the distribution is received will be treated as ordinary income or loss of the U.S. holder and will be U.S.-source income or loss for foreign tax credit purposes.

Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. dollar amount of dividends paid to certain individuals or other non-corporate U.S. holders will be taxable at the preferential rates if the dividends are “qualified dividends.” Dividends paid on the ADSs are generally treated as “qualified dividends” if (1) the ADSs are readily tradable on a securities market in the United States (such as the NYSE, where our ADSs are currently traded) and (2) we were not, in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. Based on our consolidated financial statements and relevant market data, we believe that Telecom Argentina was not a PFIC for U.S. federal income tax purposes with respect to our 2016 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2017 taxable year or the foreseeable future, although there can be no assurance in this regard. If we were a passive foreign investment company for U.S. federal income tax purposes for any taxable year, U.S. holders of our ADSs could be subject to adverse U.S. federal income tax consequences. Based on existing guidance, it is not entirely clear whether dividends received with respect to the Class B Shares underlying ADSs will be treated as qualified dividends, because the Class B Shares underlying ADSs are not themselves listed on a U.S. exchange. U.S. holders should consult their tax advisors regarding the availability of the preferential dividend tax rates in light of their particular circumstances.

Distributions of additional shares in respect of ADSs or Class B Shares underlying ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Sale or other disposition

Gain or loss realized by a U.S. holder on the sale or other disposition of ADSs or Class B Shares underlying ADSs will be subject to U.S. federal income tax as U.S.-source capital gain or loss, and will be long-term capital gain or loss if the U.S. holder has held the ADSs or Class B Shares underlying ADSs for more than one year. The amount of the gain or loss will be equal to the difference between the U.S. holder’s tax basis in those ADSs or Class B Shares and the amount realized on the disposition, in each case as determined in U.S. dollars. Long-term capital gains recognized by non-corporate taxpayers are subject to reduced tax rates. The deductibility of capital losses is subject to

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limitations. If an Argentine tax is withheld, or otherwise paid, on the sale or disposition of ADSs or Class B Shares underlying ADSs, a U.S. holder’s amount realized will include the gross amount of the proceeds of the sale or disposition before deduction of the Argentine tax. See “—Argentine Taxes—Capital gains” for a description of when a disposition may be subject to taxation by Argentina.

Foreign tax credit considerations

Because any gain realized on the sale or other disposition of ADSs or Class B Shares underlying ADSs will be treated as U.S. source, an investor generally would not be able to use the foreign tax credit arising from any Argentine tax imposed on such disposition unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

In addition, amounts paid on account of the personal assets tax (as described in “—Argentine Taxes—Personal assets tax”) generally will not be treated as an income tax for U.S. federal income tax purposes and will consequently not be eligible for credit against a U.S. holder’s federal income tax liability. The rules governing foreign tax credits are complex, and U.S. holders should consult their tax advisors regarding the creditability and deductibility of foreign taxes in their particular circumstances.

Foreign financial asset reporting

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to specified foreign financial assets in excess of U$S5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. holders that fail to report the required information could be subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless the U.S. holder (1) provides a correct taxpayer identification number and certifies that it is not subject to backup withholding or (2) otherwise establishes an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the internal revenue service.

DOCUMENTS ON DISPLAY

Telecom Argentina files annual and special reports and other information before the SEC. You may read and copy any document that Telecom Argentina files at the public reference room of the SEC at 100 F Street NE, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC.

You may request a copy of these filings by writing or telephoning the offices of Telecom Argentina at Alicia Moreau de Justo 50, (C1107AAB) Buenos Aires, Argentina. Telecom Argentina’s telephone number is 011-54-11-4968-4000.

Telecom Argentina maintains a website at www.telecom.com.ar. The contents of the website are not part of this Annual Report.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

ITEM 11.              QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Summarized below are the financial instruments we held as of December 31, 2016, that are sensitive to changes in foreign exchange rates and interest rate, if any. As a matter of policy, we may enter into forward exchange contracts, foreign currency swaps or other derivatives to manage the exposure attributed to foreign exchange rate and interest rate fluctuations associated with the principal amount of our liabilities in foreign currencies. We use these instruments to reduce risk by creating offsetting market exposures. The instruments we hold are not held for financial trading purposes. No foreign exchange forward or other derivatives for speculative purposes were outstanding during the reporting periods covered by this Annual Report.

We do not have any other material market risk exposure.

(a)   Foreign Exchange Rate Risk

Foreign exchange exposure arises from our funding operations and, to a lesser extent, our capital expenditures and expenses denominated in foreign currencies. The peso/U.S. dollar exchange rate is determined by a free market with certain controls. See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.”

Our results of operations are sensitive to changes in the peso/dollar exchange rates because our primary assets are in Argentina and most of our revenues are denominated in pesos (our functional currency) while some part of our liabilities are denominated in foreign currencies. However, Telecom Argentina, Personal and Núcleo had commercial debt nominated in U.S. dollars and Euros. Moreover, Personal and Núcleo’s overdrafts and Series 1 to 3 of Personal Notes are denominated in their functional currencies (pesos and guaraníes, respectively) and accrue interest at a variable rate. In addition, Personal maintains financial debt denominated in U.S. dollars at a variable rate and Series 4 of Notes is also denominated in U.S. dollars, but at a fixed rate, while Núcleo maintains guaraní denominated financial debt and accrues interest at a fixed rate. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources and Uses of Funds.”

Additionally the Company has cash and cash equivalents, and investments denominated in U.S. dollars and Euros (approximately 53% of total cash and equivalents and investments) that are also sensitive to changes in peso/U.S. dollar exchange rates and contribute to reduce the exposure to commercial and financial obligations in foreign currency. As of December 31, 2016, the Company had investments adjustable to the variation of the peso/U.S. dollar exchange rate (“Dollar Linked”), which are also sensitive to variations in exchange rates, and which contribute to reduce the commercial and financial exposure in foreign currency. The Dollar Linked investments totaled approximately 1% of the cash, cash and equivalents and investments.

Actions taken by the Argentine government could cause future exchange rates to vary significantly from current or historical exchange rates. Fluctuations in exchange rates may adversely affect the value, translated or converted into U.S. dollars, of our net assets, earnings and any declared dividends. We cannot give any assurance that any future movements in the exchange rate of the peso against the U.S. dollar and other foreign currencies will not adversely affect our results of operations, financial condition and cash flows. However, we believe that a significant depreciation in the peso against major foreign currencies may have a material adverse impact on our capital expenditure program and in our operating expenses denominated in foreign currencies.

(b)   Sensitivity to Interest Rate Risk

Within its financial debt structure, the Telecom Group has short term peso-denominated overdrafts that have interest rates that rollover at maturity, notes at composite interest rate (fixed plus floating rate) and at fixed rate and a bank loan from abroad denominated in U.S. dollars and guaraníes at floating rate.

Management believes that any variation of 10 basis points in annual interest rates would yield the following results:

Financial Debt	Amount (in millions)		Effect (in millions)
Overdrafts	P$	1,707	P$	1.7
Notes	P$	1,442	P$	1.4
Bank Loans	US$	440	P$	7.0

This analysis is based on the assumption that this change in interest rates occurs at the same time and for the same period.

PART I - ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	TELECOM ARGENTINA S.A.

This sensitivity analysis shows only a limited view to market risk sensitivity of some of the outstanding financial instruments. The actual impact of changes in interest rates on financial instruments may differ significantly from the analyzed impact.

(c)   Sensitivity to Exchange Rates Risk

We estimate, based on the composition of the statement of financial position as of December 31, 2016, and on the net foreign currency liability position, which amounts P$9,779 million, equivalent to US$630 million, that every variation in the exchange rate of P$0.10 against the U.S. dollar and proportional variations in other foreign currencies against the Argentine peso, plus or minus, would result in an variation of approximately P$63 million of the net foreign currency liabilities. This analysis is based on the assumption that this variation of the Argentine peso occurred at the same time against all other currencies.

If we consider only the portion not covered by derivative financial instruments and other assets adjusted by the variation of the U.S. dollar, the net liability position amounts to P$9,450 million equivalent to US$595 million, and a variation of the exchange rate of P$0.10 as described in the previous paragraph, would generate a variation of approximately P$60 million in the net foreign currency liability position.

This sensitivity analysis provides only a limited, point-in-time view of the market risk sensitivity of certain of our financial instruments. Consequently the actual impact of market foreign exchange rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

See Note 26 to our Consolidated Financial Statements for a description of financial risk management.

ITEM 12.              DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Depositary Fees and Charges

JPMorgan Chase Bank, N.A. (formerly Morgan Guaranty Trust Company of New York), as depositary for the ADSs (the “Depositary”) collects its fees for delivery directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal. The Depositary also collects taxes and governmental charges from the holders of ADSs. The Depositary collects these fees and charges by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees (after attempting by reasonable means to notify the holder prior to such sale).

Persons depositing or withdrawing shares must pay US$5.00 for each 100 ADSs or portion thereof for issuances of ADSs, including issuances resulting from a distribution, sale or exercise of shares or rights or other property. Investors depositing shares or holders withdrawing deposited securities are charged fees and expenses in connection with stock transfers, taxes and other governmental charges, cable, telex and facsimile transmission and delivery charges imposed at such person’s request, transfer or registration fees for the registration of transfer of ADSs on any applicable register in connection with the deposit or withdrawal of ADSs and the Depositary’s expenses in connection with the conversion of foreign currency.

The Depositary reimburses Telecom Argentina for certain expenses we incur in connection with the American depositary receipt program (the “ADR program”), subject to the agreement between us and the Depositary from time to time. These reimbursable expenses currently include listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2016, the Depositary reimbursed Telecom Argentina approximately US$173.0 thousand (gross amount of withholding tax) in connection with the ADR program.

PART I - ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	TELECOM ARGENTINA S.A.

PART II

ITEM 13.                                         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of Telecom Argentina, Personal, Núcleo or Telecom Argentina USA are currently in default on any outstanding indebtedness.

ITEM 14.                                         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                                         CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Telecom’s Management, with the participation of our chief executive and financial officers, evaluated the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2016 (the “Evaluation Date”). Based upon that evaluation, our chief executive and financial officers have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Telecom’s Management is responsible for establishing and maintaining adequate internal control over financial reporting for Telecom as defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Telecom’s Management conducted an evaluation of the effectiveness of Telecom’s internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”). Based on this evaluation and as set forth in its report dated March 8, 2017, and included in Item 18, Telecom’s Management concluded that Telecom’s internal control over financial reporting was effective as of December 31, 2016. The effectiveness of Telecom’s internal control over financial reporting as of December 31, 2016 has been audited by PriceWaterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which is included herein. See the complete Management’s Report on Internal Control Over Financial Reporting in Item 18.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II - ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	TELECOM ARGENTINA S.A.

ITEM 16A.           AUDIT COMMITTEE FINANCIAL EXPERT

On April 29, 2016, the Board of Directors of Telecom Argentina appointed the members of the Audit Committee for the fiscal year 2016 and determined that Esteban Gabriel Macek qualifies as Audit Committee financial expert. In conducting this evaluation, the Board of Directors took into account Mr. Macek’s professional background and educational training.

Mr. Macek is an accountant from the Universidad de Buenos Aires (1982). He was a partner at Coopers & Lybrand/PriceWaterhouseCoopers until 2002, where he was an auditor and tax consultant. He assisted companies in the private (domestic and international) and public sector in tax matters related to corporate restructuring and business development. He participated in many professional training activities and attended graduate courses at the Universidad Austral and the West Ontario University Business School (Canada), among others. He was an accounting and law professor at the Universidad de Buenos Aires and at the Universidad Católica Argentina. He is Chairman of Fiduciaria Internacional Argentina S.A. He was a member of the Board of Directors and of the Supervisory Committee of several domestic corporations. He served as an alternate director of Telecom Argentina during 2007 and since 2008 he has been serving as a director of Telecom Argentina.

Mr. Macek is an independent director under CNV and SEC rules and under the NYSE listing standards. See “Item 6—Directors, Senior Management and Employees—Board Practices—Audit Committee.”

The Board of Directors’ meeting for the appointment of the Audit Committee members for the fiscal year 2017 has not yet been held. Therefore, as of the date of this Annual Report, Esteban Gabriel Macek, Martín Hector D’Ambrosio and Alejandro Macfarlane remain members of the Audit Committee. See “Item 6—Directors, Senior Management and Employees—The Board of Directors.”

ITEM 16B.           CODE OF ETHICS

On November 2, 2015, the Board of Directors of Telecom Argentina and Personal (later on other companies of the Telecom Group) approved a New Code of Ethics and Conduct, a Conflict of Interests Policy and an Anticorruption Policy. These documents provide, respectively: (i) the ethical principles to which the Telecom Group and all members of the Board of Directors, the Supervisory Committee, the CEO, Managers and in general all those who work in the Company must abide; (ii) regulations to prevent and manage conflicts of interests; and (iii) the framework for the prohibition of corrupt practices.

Taken together, these documents replace the Code of Business Conduct and Ethics applicable until November 2, 2015 that was originally approved by the Board of Directors in 2003 and was modified in 2005 and 2010, and which, as stated by the Board of Directors and the Audit Committee of Telecom Argentina, has been a very valuable tool for corporate governance and has adequately satisfied the objectives that the Board of Directors pursued on the moment of its adoption.

Adjustments made to regulations in recent years and in matters of corporate governance, organization and implementation of preventive measures aimed at reducing the risk of conflict of interest and corrupt practices, and that are applicable to the Telecom Group as company subject to regime of public offering both in Argentina and the United States, have been taken into account for the formulation and approval of the New Code of Ethics and Conduct and the Policies. In turn, it has reflected changes occurred in the organizational structure of the Telecom Group with the purpose of defining the responsibilities in the management of this New Code of Ethics and Conduct and associated policies.

No waivers, express or implicit, have been granted to any senior officer or member of the Board of Directors of the Telecom Group with respect to any provision of the New Code of Ethics and Conduct.

It is also encouraged that suppliers, contractors, advisers and consultants of the Telecom Group, accept the ethical principles of the New Code of Ethics and Conduct.

The New Code of Ethics and Conduct is available on our website at www.telecom.com.ar and was also filed with the SEC on Form 6-K on November 2, 2015.

PART II - ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT	TELECOM ARGENTINA S.A.

In addition, the Board of Directors of Telecom Argentina approved on February 16, 2017, the update of the anti-fraud policy (the “Anti-Fraud Policy”). The Anti-Fraud Policy aims to establish guidelines that promote a culture of transparency and prevention against any dishonest conduct or fraudulent acts and irregularities that could affect the interests of the Group.

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees for services rendered by our principal accountants (in millions of pesos) for the years ended December 31, 2016 and 2015.

Services Rendered	2016	2015
Audit fees (1)	23.0	16.8
Tax fees (2)	1.8	1.5
All other fees (3)	0.6	2.1
Total	25.4	20.4

(1)         Includes fees related to the integrated audit of the Consolidated Financial Statements as of December 31, 2016 and 2015, limited reviews of interim financial statements presented during 2016 and 2015, SEC filing reviews and other attestation services.

(2)         Includes fees for permitted tax compliance and tax advisory services.

(3)         Includes fees for subscription to business publications and other non-audit related permitted services.

Audit Committee Pre-approval Policies and Procedures

On March 22, 2004, Telecom Argentina’s Board of Directors approved policies and procedures relating to the pre-approval of auditors’ services and other permitted services (collectively, “Pre-Approval Procedures”) for the engagement of any service provided by external auditors to Telecom Argentina and its subsidiaries. Telecom Argentina’s Board of Directors performed Pre-Approval Procedures until April 2004. As of April 2004, the date on which the Audit Committee came into effect, Pre-Approval Procedures were performed by the Audit Committee. Consequently, since that date, all auditors’ services were pre-approved by the Audit Committee.

The Pre-Approval Procedures provide for services that require:

•                  specific pre-approval—to be approved on a case-by-case basis; and

•                  general pre-approval—any category or general kind of service that come within the guidelines established to safeguard auditor independence and come within the maximum amounts set by the Audit Committee.

The Pre-Approval Procedures also provide for the following categorization of services:

“Prohibited services” are those services that external auditors are not allowed to provide based on prohibitions contained in the statutory rules of Argentina and the United States (i.e., bookkeeping; financial information system design and implementation; appraisal or valuation services, fairness opinions or contribution-in-kind reports; actuarial services; internal audit outsourcing services; management functions; broker/dealer, investment adviser, or investment banking services; or expert services unrelated to the audit).

“Permitted Services” include (i) audit services; (ii) audit-related services; (iii) tax services; and (iv) other services such as permitted internal control advice. Moreover, the services included in each category were also detailed, and, where appropriate, any limits imposed on the provision thereof to ensure external auditors’ independence.

The Pre-Approval Procedures also require pre-approval for the following services:

•                  Annual audit and quarterly reviews of Telecom Argentina’s financial statements: the Audit Committee is required to approve the terms for the engagement and remuneration of such services.

•                  Other “Audit Services”: the Audit Committee is required to define the services that will be subject to general pre-approval on an annual basis, setting the annual service fee amount, or the annual amount allocated to each individual service category, or to each service, within which fee caps the provision shall receive general pre-approval.

PART II - ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES	TELECOM ARGENTINA S.A.

•                  “Audit-related Services” and “Tax Services”: the Audit Committee is required to define the categories or types of services that will receive general pre-approval, provided that they fall within the annual fee cap set for that service and establish the guidelines for prior engagement of these services.

•                  Other Permitted Services: are not subject to general pre-approval, and any other services require specific pre-approval by the Audit Committee for each service.

•                  Delegation: the Audit Committee may solely delegate the specific pre-approval of services with any of its members that qualify as an independent director. An independent director must immediately report to the Audit Committee after engaging any service by delegation. Under no circumstances may the authority to either approve or pre-approve services be delegated to the Management.

•                  Disclosure of overall billed fees: external auditors shall include in their audit reports the information about the relationship between the overall fees paid in respect of Audit Services and in respect of services other than Audit Services. In addition, the Audit Committee shall, on a yearly basis, prepare a report to the Board of Directors, which will be included in this Annual Report, providing a detailed account of all fees invoiced by external auditors to Telecom Argentina and to its subsidiaries, grouped into four categories, namely: audit fees, audit related fees, tax consultation fees and all other fees.

•                  Additional requirements: the Audit Committee is required to adopt additional measures to fulfill its supervisory obligations related to external auditors’ duties, in order to ensure the independence from the Company, such as the review of a formal written statement by the external auditors outlining all relations existing between them and Telecom Argentina, in accordance with Rule No. 1 of the Independence Standards Board, and discussions with the external auditors and the methods and procedures that have been designed to ensure their independence.

•                  Amendments: the Audit Committee has authority to amend the pre-approval procedures (the “Pre-Approval Procedures”), rendering an account of any such amendment to the Board of Directors during the first meeting of the Board of Directors held after making the amendments.

If Telecom Argentina’s external auditors are to provide any service, the service must either be granted as general pre-approval or specific pre-approval under the Pre-Approval Procedures. The Pre-Approval Procedures require the Audit Committee to consider whether the services to be provided are consistent with the legal and professional rules in effect in Argentina and the United States relating to external auditors’ independence.

ITEM 16D.           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.           PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.           CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

PART II - ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES	TELECOM ARGENTINA S.A.

ITEM 16G.          CORPORATE GOVERNANCE

Telecom Argentina’s corporate governance practices differ from corporate governance practices of U.S. companies. Telecom Argentina maintains a detailed description of the significant differences in corporate governance practices on its website at www.telecom.com.ar, last updated in April 2017.

The following is a summary of the material aspects in which Telecom Argentina’s corporate governance policies differ from those followed by U.S. companies under NYSE listing standards.

•                  Composition of the Board of Directors: The NYSE requires each Board of Directors to be composed of a majority of independent directors. Although this is not required under Argentine law, as of the date of this Annual Report, the eleven-member Board of Directors of Telecom Argentina has four regular directors and two alternate directors who qualify as “independent” according to SEC Rules.

•                  Annual Self-Evaluation of the Board of Directors: The NYSE requires the Boards of Directors of listed companies to conduct a self-evaluation at least annually, and report thereon, informing whether it and its committees are functioning effectively. Under Argentine law, the Board of Directors’ performance is evaluated at the Annual Ordinary Shareholders Meeting.

•                  Nominating/Corporate Governance Committee: NYSE listed companies are required to have a nominating/corporate governance committee. Neither Argentine law nor Telecom Argentina’s Bylaws require the creation of a nominating/corporate governance committee. In Argentina, it is unusual (though possible) for the Board of Directors to nominate new directors and the Board of Directors of Telecom Argentina refrains from making such proposals. Under Argentine law, the right to nominate and appoint directors is granted to shareholders. On certain occasions, the GCL delegates the right to designate directors to the Supervisory Committee.

•                  Compensation committee: NYSE listed companies are required to have a compensation committee composed entirely of independent directors. Neither Argentine law nor Telecom Argentina’s Bylaws require the creation of a Compensation committee. Telecom Argentina’s executive compensation matters are undertaken by the Board of Directors and the Steering Committee. The compensation of the members of Telecom Argentina’s Board of Directors is determined by the shareholders at the Annual Ordinary Shareholders’ Meeting.

•                  Audit Committee hiring policies: The NYSE requires listed companies to have an Audit Committee which sets clear hiring policies for employees or former employees of the independent auditors. There is no such provision regarding the hiring of external auditors’ employees contained in Argentine law or Telecom Argentina’s bylaws.

According to the provisions of Annex IV, Title IV of CNV rules (New Text 2013) Telecom Argentina prepares and submits to the CNV, on an annual basis, a report which indicates and details the CNV’s recommended corporate governance practices as set forth in the CNV public offer regime, explains the practices followed by Telecom Argentina, and the reasons for any variation from practices recommended by the CNV. Telecom Argentina’s 2016 Corporate Governance Report was submitted to the CNV as part of the Statutory Annual Report dated March 8, 2017. Telecom Argentina’s Corporate Governance Reports submitted to the CNV can be accessed through the CNV’s website, www.cnv.gob.ar and Telecom Argentina’s website, www.telecom.com.ar.

ITEM 16H.          MINE SAFETY DISCLOSURE

Not applicable.

PART II - ITEM 16G CORPORATE GOVERNANCE	TELECOM ARGENTINA S.A.

PART III

ITEM 17.              FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.              FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-109.

The following financial statements are filed as part of this Annual Report:

ITEM 19.              EXHIBITS

Exhibits:

1.1	Estatutos Sociales (Bylaws) of Telecom Argentina, as amended (English translation) (incorporated by reference to Telecom’s report on Form 6-K filed on February 5, 2016).

4.1	Deposit Agreement, dated November 8, 1994 (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-07452)).

4.2	Form of Amendment No. 1 to Deposit Agreement, dated August 28, 1997 (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-07452)).

8.1	List of Subsidiaries.

12.1	Certification of Germán Vidal of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Pedro Insussarry of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Germán Vidal and Pedro Insussarry pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1

2010 Amended and Restated Shareholders’ Agreement between Telecom Italia S.p.A., Telecom Italia International N.V. and W de Argentina — Inversiones S.L., dated August 5, 2010 (“Shareholders’ Agreement”) (incorporated by reference to Exhibit 3 to Telecom Italia S.p.A.’s Schedule 13D filed on October 22, 2010).

15.2	First Amendment to the Shareholders’ Agreement, dated October 13, 2010 (incorporated by reference to Exhibit 4 to Telecom Italia S.p.A.’s Schedule 13D, filed on October 22, 2010).

15.3	Second Amendment to the Shareholders’ Agreement, dated March 9, 2011 (incorporated by reference to Exhibit 3 to Telecom Italia S.p.A.’s Schedule 13D/A, filed on March 10, 2011).

15.4	Third Amendment to the Shareholders’ Agreement, dated November 13, 2013 (incorporated by reference to Exhibit 6 to Telecom Italia S.p.A.’s Schedule 13D, filed on November 14, 2013).

PART III	TELECOM ARGENTINA S.A.

15.5

Amended and Restated Amendment No. 3 to the Shareholders’ Agreement, dated October 24, 2014 (incorporated by reference to Exhibit 15 to Telecom Italia S.p.A.’s Schedule 13D, filed on October 27, 2014).

15.6	Fourth Amendment to the Shareholders’ Agreement, dated March 17, 2017 (incorporated by reference to Exhibit 26 to Fintech Telecom, LLC’s Schedule 13D/A, filed on March 20, 2017).

15.7	Mutual Shareholder Release to the Shareholders’ Agreement dated, November 13, 2013 (incorporated by reference to Exhibit 7 to Telecom Italia S.p.A.’s Schedule 13D, filed on November 14, 2013).

15.8	Deed of Adherence to the Shareholders’ Agreement, dated November 13, 2013 (incorporated by reference to Exhibit 8 to Telecom Italia S.p.A.’s Schedule 13D, filed on November 14, 2013).

PART III	TELECOM ARGENTINA S.A.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Telecom Argentina S.A.
By:	/s/ Pedro Insussarry
	Name:	Pedro Insussarry
	Title:	Interim Chief Financial Officer

Date:      April 26, 2017

Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

Alicia Moreau de Justo 50

(1107) Ciudad Autónoma de Buenos Aires

Argentina

$: Argentine peso

US$: US dollar

$15.89 = US$1 as of December 31, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telecom Argentina S.A.

In our opinion, the accompanying consolidated statements of financial position, the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Telecom Argentina S.A. and its subsidiaries (the “Company”) at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Buenos Aires, Argentina

March 8, 2017

PRICE WATERHOUSE & CO. S.R.L.

By /s/ Marcelo D. Pfaff
(Partner)
Marcelo D. Pfaff

Management’s Report on Internal Control over Financial Reporting

Telecom Group’s Management is responsible for establishing and maintaining adequate internal control over financial reporting for Telecom Group as defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IFRS”). Internal control over financial reporting includes those policies and procedures that:

•                pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Telecom Group;

•                provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures of Telecom Group are being made only in accordance with authorizations of Management and directors of Telecom Group; and

•                provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Telecom Group’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of Telecom Group’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). Based on its evaluation, Management concluded that the Telecom Group’s internal control over financial reporting was effective as of December 31, 2016. The effectiveness of Telecom Group’s internal control over financial reporting as of December 31, 2016 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

Buenos Aires, Argentina

March 8, 2017

/s/ German H. Vidal	/s/ Ignacio C. Moran
Chief Executive Officer	Chief Financial Officer

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

		As of December 31,
ASSETS	Note	2016	2015
Current Assets
Cash and cash equivalents	4	3,945	870
Investments	4	1,751	1,430
Trade receivables	5	7,577	5,663
Other receivables	6	1,011	1,336
Inventories	7	1,278	2,193
Total current assets		15,562	11,492
Non-Current Assets
Trade receivables	5	208	481
Other receivables	6	360	272
Income tax assets	14	680	265
Investments	4	347	333
Property, plant and equipment	8	23,165	17,963
Intangible assets	9	7,592	7,659
Total non-current assets		32,352	26,973
TOTAL ASSETS		47,914	38,465
LIABILITIES
Current Liabilities
Trade payables	10	8,979	9,873
Deferred revenues	11	443	477
Financial debt	12	3,266	3,451
Salaries and social security payables	13	1,610	1,261
Income tax payables	14	724	439
Other taxes payables	15	1,149	1,153
Other liabilities	16	69	53
Provisions	17	271	207
Total current liabilities		16,511	16,914
Non-Current Liabilities
Trade payables	10	152	52
Deferred revenues	11	445	457
Financial debt	12	8,646	1,449
Salaries and social security payables	13	184	157
Deferred income tax liabilities	14	569	550
Income tax payables	14	7	10
Other liabilities	16	170	101
Provisions	17	1,352	1,165
Total non-current liabilities		11,525	3,941
TOTAL LIABILITIES		28,036	20,855
EQUITY
Equity attributable to Telecom Argentina (Controlling Company)		19,336	17,194
Equity attributable to non-controlling interest		542	416
TOTAL EQUITY(See Consolidated Statements of Changes in Equity)	19	19,878	17,610
TOTAL LIABILITIES AND EQUITY		47,914	38,465

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos, except per share data in Argentine pesos)

		For the years ended December 31,
	Note	2016	2015	2014
Revenues	21	53,240	40,496	33,341
Other income	21	83	44	47
Total revenues and other income		53,323	40,540	33,388
Employee benefit expenses and severance payments	13	(9,800)	(7,253)	(5,591)
Interconnection costs and other telecommunication charges	22	(2,553)	(2,170)	(2,074)
Fees for services, maintenance, materials and supplies	22	(5,006)	(3,919)	(3,333)
Taxes and fees with the Regulatory Authority	22	(5,125)	(3,943)	(3,297)
Commissions	22	(3,849)	(3,193)	(2,494)
Cost of equipments and handsets	7	(6,188)	(4,595)	(4,143)
Advertising	22	(874)	(814)	(792)
Cost of VAS	22	(1,499)	(1,256)	(936)
Provisions	17	(187)	(113)	(84)
Bad debt expenses	5	(1,228)	(564)	(424)
Other operating expenses	22	(2,590)	(1,854)	(1,518)
Depreciation and amortization	22	(6,198)	(4,438)	(3,243)
Impairment of PP&E	22	(383)	(199)	(16)
Operating income	23	7,843	6,229	5,443
Finance income	24	1,006	1,130	1,459
Finance expenses	24	(3,250)	(2,232)	(1,206)
Income before income tax expense		5,599	5,127	5,696
Income tax expense	14	(1,594)	(1,692)	(1,967)
Net income for the year		4,005	3,435	3,729

Attributable to:
Telecom Argentina (Controlling Company)		3,975	3,403	3,673
Non-controlling interest		30	32	56
		4,005	3,435	3,729

Earnings per share attributable to Telecom Argentina
Basic and diluted	25	4.10	3.51	3.79

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	For the years ended December 31,
	2016	2015	2014

Net income for the year	4,005	3,435	3,729

Other components of the Statements of Comprehensive Income
Will be reclassified subsequently to profit or loss
Currency translation adjustments (no effect on Income Tax)	288	245	227
Subsidiaries’ NDF effects classified as hedges (Note 20)	(9)	8	-
Will not be reclassified subsequently to profit or loss
Actuarial results (Notes 3. l and 16)	(24)	7	24
Tax effect	8	(3)	(8)
Other components of the comprehensive income, net of tax	263	257	243

Total comprehensive income for the year	4,268	3,692	3,972

Attributable to:
Telecom Argentina (Controlling Company)	4,142	3,580	3,837
Non-controlling interest	126	112	135
	4,268	3,692	3,972

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos)

	Equity attributable to Telecom Argentina (Controlling Company)
	Owners contribution					Reserves
	Outstanding shares		Treasury shares
	Capital nominal value (1)	Inflation adjustment	Capital nominal value (1) (2)	Inflation adjustment (2)	Treasury shares acquisition cost (2)	Legal reserve	Special reserve for IFRS implementation	Voluntary reserve for capital investments (2)	Voluntary reserve for future investments	Voluntary reserve for future dividends payments	Other comprehensive results	Retained earnings	Total	Equity attributable to non- controlling interest	Total Equity
Balances as of December 31, 2013	969	2,646	15	42	(461)	725	351	1,200	2,904	-	190	3,202	11,783	268	12,051
Dividends from Núcleo (3)	-	-	-	-	-	-	-	-	-	-	-	-	-	(52)	(52)
Dividends (4)	-	-	-	-	-	-	-	-	-	-	-	(1,202)	(1,202)	-	(1,202)
Legal Reserve (4)	-	-	-	-	-	9	-	-	-	-	-	(9)	-	-	-
Voluntary reserve for capital investments (4)	-	-	-	-	-	-	-	1,991	-	-	-	(1,991)	-	-	-
Comprehensive income:
Net income for the year	-	-	-	-	-	-	-	-	-	-	-	3,673	3,673	56	3,729
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	164	-	164	79	243
Total Comprehensive Income	-	-	-	-	-	-	-	-	-	-	164	3,673	3,837	135	3,972

Balances as of December 31, 2014	969	2,646	15	42	(461)	734	351	3,191	2,904	-	354	3,673	14,418	351	14,769
Dividends from Núcleo (5)	-	-	-	-	-	-	-	-	-	-	-	-	-	(47)	(47)
Dividends (6)	-	-	-	-	-	-	-	-	-	-	-	(804)	(804)	-	(804)
Voluntary reserve for future dividends payments (6)								-	-	2,869	-	(2,869)	-	-	-
Comprehensive income:	-	-	-	-	-	-	-
Net income for the year	-	-	-	-	-	-	-	-	-	-	-	3,403	3,403	32	3,435
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	177	-	177	80	257
Total Comprehensive Income	-	-	-	-	-	-	-	-	-	-	177	3,403	3,580	112	3,692

Balances as of December 31, 2015	969	2,646	15	42	(461)	734	351	3,191	2,904	2,869	531	3,403	17,194	416	17,610

(1) As of December 31, 2015 and 2014, total shares (984,380,978), of $1 argentine peso of nominal value each, were issued and fully paid. As of the same dates; 15,221,373 were treasury shares.

(2) Corresponds to 15,221,373 shares of $1 argentine peso of nominal value each, equivalent to 1.55% of total capital. The treasury shares acquisition costs amounted to 461. See Note 19 – Equity to the consolidated financial statements.

(3) As approved by the Ordinary Shareholders’ Meeting of Núcleo held on March 28, 2014.

(4) As approved by the Company’s Ordinary Shareholders’ Meeting held on May 21, 2014 (second tranche).

(5) As approved by the Ordinary Shareholders’ Meeting of Núcleo held on March 26, 2015 and the Board of Directors’ meeting of Núcleo held on December 17, 2015.

(6) As approved by the Company’s Ordinary Shareholders’ Meeting held on April 29, 2015.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Cont.)

(In millions of Argentine pesos)

	Equity attributable to Telecom Argentina (Controlling Company)
	Owners Contribution					Reserves
	Outstanding shares		Treasury shares

	Capital nominal value (1)	Inflation adjustment	Capital nominal value (1) (2)	Inflation adjustment (2)	Treasury shares acquisition cost (2)	Legal reserve	Special reserve for IFRS implementation	Voluntary reserve for capital investments (2)	Voluntary reserve for future investments	Voluntary reserve for future dividends payments	Other comprehensive results	Retained earnings	Total	Equity attributable to non- controlling interest	Total Equity
Balances as of January 1, 2016	969	2,646	15	42	(461)	734	351	3,191	2,904	2,869	531	3,403	17,194	416	17,610
Voluntary reserve for future dividends payments (3)	-	-	-	-	-	-	-	-	-	3,403	-	(3,403)	-	-	-
Dividends (4)	-	-	-	-	-	-	-	-	-	(2,000)	-	-	(2,000)	-	(2,000)
Comprehensive income:
Net income for the year	-	-	-	-	-	-	-	-	-	-	-	3,975	3,975	30	4,005
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	167	-	167	96	263
Total Comprehensive Income	-	-	-	-	-	-	-	-	-	-	167	3,975	4,142	126	4,268

Balances as of December 31, 2016	969	2,646	15	42	(461)	734	351	3,191	2,904	4,272	698	3,975	19,336	542	19,878

(1) As of December 31, 2016, total shares (984,380,978), of $1 argentine peso of nominal value each, were issued and fully paid. As of December 31, 2015; 15,221,373 were treasury shares.

(2) Corresponds to 15,221,373 shares of $1 argentine peso of nominal value each, equivalent to 1.55% of total capital. The treasury shares acquisition costs amounted to 461. See Note 19 – Equity to the consolidated financial statements.

(3) As approved by the Company’s Ordinary Shareholders’ Meeting held on April 29, 2016.

(4) As approved by the Company’s Board of Directors’ Meeting held on April 29, 2016.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

	Note	For the years ended December 31,
		2016	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year		4,005	3,435	3,729
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses	5	1,228	564	424
Allowance for obsolescence of inventories, materials and other		77	72	88
Depreciation of property, plant and equipment	22	4,358	3,046	2,389
Amortization of intangible assets	9	1,840	1,392	854
Consumption of materials	8	507	294	227
Gain on disposal of property, plant and equipment	21/22	(17)	(31)	(9)
Impairment of property, plant and equipment	22	383	230	25
Net book value of property, plant and equipment		21	35	45
Provisions	17	187	113	84
Other financial results		1,721	351	(8)
Income tax expense	14	1,594	1,692	1,967
Income tax paid	4.b	(1,700)	(1,631)	(2,277)
Net increase in assets	4.b	(1,660)	(4,640)	(1,854)
Net increase (decrease) in liabilities	4.b	(1,179)	1,890	37
Total cash flows provided by operating activities	4.b	11,365	6,812	5,721
CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment acquisitions	4.b	(9,541)	(5,148)	(4,895)
3G/4G licenses acquisitions	4.b	-	(2,256)	(3,091)
Other intangible asset acquisitions	4.b	(1,798)	(1,310)	(1,118)
Proceeds from the sale of property, plant and equipment		19	39	17
Investments not considered as cash and cash equivalents	4.b	(20)	(976)	(339)
Total cash flows used in investing activities		(11,340)	(9,651)	(9,426)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financial debt	4.b	9,337	4,301	-
Payment of financial debt	4.b	(2,936)	(31)	(12)
Payment of interests and related expenses	4.b	(1,573)	(471)	(29)
Payment of cash dividends and related withholding tax	4.b	(2,000)	(849)	(1,299)
Total cash flows provided by (used in) financing activities		2,828	2,950	(1,340)

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS		222	75	505

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		3,075	186	(4,540)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	4.b	870	684	5,224
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	4.b	3,945	870	684

See Note 4.b for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

Glossary of terms

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in these consolidated financial statements.

AMBA (Área Metropolitana de Buenos Aires): the Metropolitan Area of Buenos Aires.

ADS:  Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing 5 Class B Shares.

ADSL (Asymmetric Digital Subscriber Line): A modem technology that converts existing twisted-pair telephone lines into access paths for multimedia and high-speed data communications.

BCBA (Bolsa de Comercio de Buenos Aires): The Buenos Aires Stock Exchange.

BCRA (Banco Central de la República Argentina): The Buenos Aires Central Bank.

CAPEX (Inversiones en bienes de capital): Capital expenditures.

CNC (Comisión Nacional de Comunicaciones): The Argentine National Communications Commission.

CNDC (Comisión Nacional de Defensa de la Competencia): Argentine Antitrust Commission.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

Company or Telecom Argentina: Telecom Argentina S.A.

CONATEL (Comisión Nacional de Telecomunicaciones del Paraguay): The Regulatory Authority of Paraguay.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

CPP: Calling Party Pays.

“Cuentas claras”: Under the “Cuentas claras” plans, a subscriber pays a set monthly bill and, once the contract minutes per month have been used, the subscriber can obtain additional credit by recharging the phone card through the prepaid system.

D&A: Depreciation and amortization.

DLD: Domestic long-distance.

ENARD (Ente Nacional de Alto Rendimiento Deportivo): National High Sport Performance Organization.

ENTel (Empresa Nacional de Telecomunicaciones): Argentine State Telecommunication Company, which was privatized in November, 1990.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

FFSU or SU Fund (Fondo Fiduciario del Servicio Universal): Universal Service Fiduciary Fund

Fintech: Fintech Telecom LCC, Sofora’s parent company.

IAS:  International Accounting Standards.

IASB:  International Accounting Standards Board.

IDC (Impuesto a los débitos y créditos bancarios): Tax on deposits to and withdrawals from bank accounts.

IFRS:  International Financial Reporting Standards, as issued by the International Accounting Standards Board.

IGJ (Inspección General de Justicia): General Board of Corporations.

LAD (Ley Argentina Digital): Argentine Digital Law No. 27,078.

Lebacs (Letras del BCRA): Bonds issued by the BCRA.

LGS (Ley de General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

Micro Sistemas: Micro Sistemas S.A.

NDF: Non-Deliverable Forward.

Nortel: Nortel Inversora S.A., the parent company of the Company.

Núcleo: Núcleo S.A.

NYSE: New York Stock Exchange.

OCI: Other Comprehensive Income.

PCS: Personal Communications Service. A mobile communications service with systems that operate in a manner similar to cellular systems.

PEN: National Executive Power.

Personal:  Telecom Personal S.A.

PPP (Programa de Propiedad Participada): Share Ownership plan.

PP&E:  Property, plant and equipment.

Price Cap: rate regulation mechanism applied to determine rate discounts based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. The mentioned factor was established initially in the List of Conditions and afterwards in different regulations by the SC.

Publicom: Publicom S.A.

Regulatory Authority: Previously, the SC and the CNC. Since the issuance of the Decree of Need and Urgency No.267/15, the Regulatory Authority is the National Communications Agency (ENACOM).

Roaming: a function that enables mobile subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when a mobile device is used in a foreign country (included in the GSM network).

RT:  Technical resolutions issued by the FACPCE.

RT 26: Technical resolution No, 26 issued by the FACPCE, amended by RT29 and RT43.

SAC:  Subscriber Acquisition Costs.

SBT (Servicio básico telefónico): Basic telephone service.

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications.

SEC: Securities and Exchange Commission of the United States of America.

SRMC (Servicio de Radiocomunicaciones Móvil Celular): Cellular Mobile Radiocommunications Service.

SMS: Short message systems.

Sofora: Sofora Telecomunicaciones S.A. Nortel’s controlling company.

Springville: Springville S.A. Personal sold its equity interest in Springville on February 19, 2014.

STM (Servicio de Telefonía Móvil): Mobile Telephone Service.

SU: The availability of Basic telephone service, or access to the public telephone network via different alternatives, at an affordable price to all persons within a country or specified area.

Telecom Group/Group: Telecom Argentina and its consolidated subsidiaries.

Telecom Italia Group: Telecom Italia S.p.A and its consolidated subsidiaries, except where referring to the Telecom Italia Group as Telecom Argentina’s operator in which case it means Telecom Italia S.p.A and Telecom Italia International, N.V.

Telecom USA: Telecom Argentina USA Inc.

Telco S.p.A.: A joint company made up of Assicurazioni Generali S.p.A., Intesa San Paolo S.p.A., Mediobanca S.p.A., Sintonia S.A. and Telefónica, S.A. (of Spain).

Telefónica: Telefónica de Argentina S.A.

TLRD (Terminación Llamada Red Destino): Termination charges from third parties’ wireless networks.

UNIREN (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos): Renegotiation and Analysis of Contracts of Public Services Division.

US GAAP: United States of America Generally Accepted Accounting Principles.

VAS (Value-Added Services): Services that provide additional functionality to the basic transmission services offered by a telecommunications network such as SMS, Video streaming, Personal Video, Personal Cloud, M2M (Communication Machine to Machine), Social networks, Personal Messenger, Contents and Entertainment (content and text subscriptions, games, music ringtones, wallpaper, screensavers, etc), MMS (Mobile Multimedia Services) and Voice Mail, among others.

Note 1 – Description of business and basis of preparation of the consolidated financial statements

a)             The Company and its operations

Telecom Argentina was created through the privatization of ENTel, the state-owned company that provided telecommunication services in Argentina.

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina since November 8, 1990 through October 10, 1999. As from such date, the Company also began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

The Company provides fixed-line public telecommunication services, international long-distance service, data transmission and Internet services in Argentina and through its subsidiaries, mobile telecommunications services in Argentina and Paraguay and international wholesale services in the United States of America. Information on the Telecom Group’s licenses and the regulatory framework is described in Note 2.

The Ordinary and Extraordinary Shareholders Meeting held on June 22, 2015 approved the Telecom Argentina’s corporate purpose change, adapting it to the new definition of ICT services of the LAD and, thus, including the possibility of providing Audiovisual Communication Services. The Company obtained authorization from the AFTIC and later of the CNV and IGJ, which registered the amendment of the Company’s bylaws on September 26, 2015.

As of December 31, 2016, entities included in the consolidation process and the respective equity interest owned by Telecom Argentina is presented as follows:

Subsidiaries	Percentage of capital stock owned and voting rights (i)	Indirect control through	Date of acquisition	Segment that consolidates (Note 28)
Telecom USA	100.00%		09.12.00	Fixed Services
Micro Sistemas (ii)	99.99%		12.23.97	Fixed Services
Personal	99.99%		07.06.94	Personal Mobile Services
Núcleo (iii)	67.50%	Personal	02.03.98	Núcleo Mobile Services
Personal Envíos (iii)	67.50%	Núcleo	07.24.14	Núcleo Mobile Services

(i)            Percentage of equity interest owned has been rounded.

(ii)          Dormant entity as of and for the fiscal years ended December 31, 2016, 2015 and 2014.

(iii)        Non-controlling interest of 32.50% is owned by the Paraguayan company ABC Telecomunicaciones S.A.

b)            Segment reporting

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the Telecom Group’s Chief Executive Officer (“CEO”).

Operating segments are reported in a consistent manner with the internal reporting provided to the CEO, who is responsible for allocating resources and assessing performance of the operating segments at the net income (loss) level and under the accounting principles effective (IFRS as issued by the IASB) at each time for reporting to the CNV. The accounting policies applied for segment information are the same for all operating segments.

Information regarding segment reporting is included in Note 28.

c)             Basis of preparation

These consolidated financial statements are a free translation from the original consolidated financial statements issued in Spanish and filed to the CNV in Argentina and contain the same information to the original version, except for the elimination of the original Note 31 “Additional relevant information on the possible application of IAS 29 in the Telecom Group” because of the inclusion of Non-GAAP measures.

These consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and in accordance with RT 26 (as amended by RT 29 and RT 43) of FACPCE as adopted by the CPCECABA, and as required by the CNV in Argentina for most of public companies.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the Telecom Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.u).

The consolidated financial statements (except for cash flow information) are prepared on an accrual basis of accounting. Under this basis, the effects of transactions and other events are recognized when they occur. Therefore income and expenses are recognized at fair value on an accrual basis regardless of when they are received or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method over the relevant period.

The accompanying consolidated financial statements have also been prepared on a going concern basis (further details are provided in Note 3.a) and the figures are expressed in millions of pesos, otherwise indicated.

These consolidated financial statements for the year ended December 31, 2016 were approved by resolution of the Board of Directors’ meeting held on March 8, 2017.

d)            Financial statement formats

The financial statement formats adopted are consistent with IAS 1. In particular:

•      the consolidated statements of financial position have been prepared by classifying assets and liabilities according to “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized/settled within twelve months after the year-end;

•      the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and represents the way that the business of the Group is monitored by the Management, and, additionally, are in line with the usual presentation of expenses in the telecommunication industry;

•      the consolidated statements of comprehensive income include the profit or loss for the year as shown in the consolidated income statement and all components of other comprehensive income;

•      the consolidated statements of changes in equity have been prepared showing separately (i) profit (loss) for the year, (ii) other comprehensive income (loss) for the year, and (iii) transactions with shareholders (owners and non-controlling interest);

•      the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7.

These consolidated financial statements contain all material disclosures required under IFRS. Some additional disclosures required by the LGS and/or by the CNV have been also included, among them, complementary information required in the last paragraph of Article 1 Chapter III Title IV of the CNV General Resolution No. 622/13. Such information is disclosed in Notes 7, 8, 9, 17, 20, 22 and 26 to these consolidated financial statements, as admitted by IFRS.

e)             Application of IAS 29 (Financial reporting in hyperinflationary economies)

IAS 29 establishes the conditions under which an entity shall restate its financial statements if it is located in an economic environment considered “hyperinflationary”. It should be mentioned that if the qualitative and / or quantitative characteristics to consider an economy as a “hyperinflationary” economy set out in paragraph 3 of IAS 29 occur, the restatement of financial statements must be made retroactively from the date of the revaluation used as deemed cost (in the case of Group companies located in Argentina, since February 2003) or from the acquisition date for assets acquired after that date.

The Company’s Management periodically verifies the evolution of official statistics as well as the general factors of the economic environment in the countries in which the Telecom Group operates. The Company’s Management also considers the opinion of other organizations interested in this matter: the national and international accounting profession, domestic and foreign audit firms, national and the United States’ capital market regulators, and, in particular, the International Practices Task Force (“IPTF”), aware that the conclusions to which a financial statement issuer arrives must be consistent with the vision of those organizations for an uniform application of IAS 29.

Although the standard does not establish an absolute rate at which hyperinflation is deemed to arise, usually - in compliance with the provisions of IAS 29- a cumulative inflation rate over three years approaching or exceeding 100% is used as reference in conjunction with other qualitative factors related to the macroeconomic environment.

The Company analyzes the economic environment as required by the provisions of IAS 29, based on the inflation rates published by the National Institute of Statistics and Census (INDEC), following the same criteria adopted by the accounting profession in the Argentine Republic.

After declaring a state of statistical emergency in January 2016 and due to the reorganization of the INDEC structure, that agency was impelled to publish the Internal Wholesale Price Index for November and December 2015 and the Consumer Price Index for the period November 2015- April 2016. Under these circumstances, the INDEC suggested the alternative utilization of Price Indexes published by the Province of San Luis and the City of Buenos Aires, which are integral part of the National Statistic System until the INDEC publishes Price Indexes in compliance with international standards of quality. Finally, in May 2016 the INDEC published the Internal Wholesale Price Index (“IPIM”) retroactively from January 2016 while the Consumer Price Index (“IPC”) was published from May 2016. It’s worth mentioning that, as of the date of issuance of these consolidated financial statements, the INDEC has not completed the IPIM and IPC’s statistical series, despite the requirements of domestic accounting profession organizations.

Therefore, for years 2015 and 2016 the Company analysis was performed according to Consumer Price Index and Internal Wholesale Price Index published by the INDEC until October 2015 and it was complemented applying November and December 2015 Price Index published by the Province of San Luis and the City of Buenos Aires, as the INDEC suggested. Also, the company applied Price Index of the period January-April 2016 published by the Province of San Luis and the City of Buenos Aires for the calculation of the Consumer Price Index for the year 2016. It is worth mentioning that these simplified procedures as provided in paragraph 17 of IAS 29 were performed due to the unavailability of official statistics at national level.

The tables below show the evolution of these indexes in the last three years according to official statistics (INDEC), with the exceptions explained above regarding the use of alternative indexes for November and December 2015 for Consumer Price and Internal Wholesale Price and, additionally, the Consumer Price Index for the period January-April 2016:

	2014	2015	2016
Consumer Price Index		(*)	(**)
Consumer Price Index (annual)	23.9%	20.6%	36.3%
Consumer Price Index (3 years accumulated)	52.4%	65.8%	103.7%

Internal Wholesale Price Index
Internal Wholesale Price Index (annual)	28.3%	19.2%	34.6%
Internal Wholesale Price Index (3 years accumulated)	66.5%	75.4%	105.8%

(*) Consumer Price Index and Internal Wholesale Price Index published by INDEC until October 2015 were 11.9% and 10.6% respectively. These rates (which contain ten months accumulated), were updated with November and December 2015 Consumer Price Index average rates for this two months (7.8%) published by the Province of San Luis and the City of Buenos Aires.

(**) Due to the unavailability of Consumer Price Index published by the INDEC, the Company estimated 16.6% for the period January-April 2016; this estimation is an average of the indexes published by the Province of San Luis and the City of Buenos Aires for that period.  The Consumer Price Index at national level published by the INDEC for the period May-December 2016 was 16.9%.

The Annual Price Index for the year 2016 (Consumer Price Index: 36.3%, Internal Wholesale Price: 34.6%) and three years accumulated (Consumer Price Index: 103.7%, Internal Wholesale Price: 105.8%) show high levels of inflation rates that, for the first time, exceed 100% accumulated and highlight, between other matters, the effect in the internal prices of the argentine peso devaluation since December 2015, the elimination of certain exchange restrictions, and the increase in the public services tariffs approved by the Government after been frozen for more than a decade.

According to the high inflation levels in Argentina registered in late years, the Company’s Management has further assessed the characteristics set out in paragraph 3 of IAS 29, including (i) the quantitative condition provided in section (e) “the cumulative inflation rate over three years is approaching, or exceeds, 100%”, as well as (ii) the qualitative characteristics contained in paragraphs a) to d) of that paragraph.

From the analysis assessed as of December 31, 2016, the Company’s Management considers that the quantitative condition provided in section e) of IAS 29 has been met, while the qualitative conditions of the Argentine economy are mixed (some of them would recommend the existence of a high inflation environment and others have not substantially changed respect to previous years, when it was concluded that financial statements should not be restated). Under these circumstances, and in order to objectify the analysis, the Company’s Management gave priority to the conclusions reached by some international auditing firms to which the Company’s Management had access, which considered that, to date, there was insufficient evidence to consider the Argentine economy as “hyperinflationary” under IAS 29 terms. Similar conclusions for US GAAP were reached by the IPTF, according to its memo issued on November 17, 2016.

An extract of the mentioned memo stated in point III.A.3(a) related to countries with projected inflation rates above 100% (accumulated over the last three years): “The Task Force is aware that in late December 2016, certain US accounting firms submitted a white paper to the SEC staff from the Office of the Chief Accountant that asserted that the firms would not require a registrant to consider Argentina’s economy as highly inflationary under US GAAP for the reporting period from October 1, 2016 to December 31, 2016. The SEC staff from the Office of the Chief Accountant, after reviewing the white paper submitted by the firms, stated that the staff would not object to a calendar year-end registrant’s determination that Argentina’s economy would not be considered highly inflationary under US GAAP for the reporting period from October 1, 2016 to December 31, 2016”. In addition, the Task Force suggests registrants to continue monitoring inflation information and other Argentine economy conditions in order to assess whether it is necessary to consider it as highly inflationary during 2017.

While there are differences in the definition of a “hyperinflationary” and “highly inflationary” environments between IFRS and US GAAP, respectively, the Company believes that the assessment of the macroeconomic situation of a country should be substantially similar under both accounting frameworks and, on this condition, considers consistent the conclusions arrived by the IPTF with those provided in the analysis assessed by international audit firms according to IFRS and US GAAP.

Additionally, while the CNV required public companies the full implementation of IFRS-as issued by the IASB- from periods beginning on January 1st, 2012, Decree No.664/03 continues to be in force as of the date of issuance of these consolidated financial statements. Through this Decree, the PEN instructed the control authorities –including the CNV- not to accept filings of restated financial statements. This legal restriction is foreseen in the current Regulations of the CNV (Title IV - Chapter III Article 3 - paragraph 1).

The Company’s Management will continue monitoring the characteristics and the evolution of the inflation rates in Argentina in order to comply properly with IAS 29 provisions, with special consideration of the pronouncements of argentine regulators – which as of the date are forbidden to accept the filing of financial statements restated for inflation according to Decree No.664/03 and its supplementary standards. The Company’s Management will also monitor the pronouncements of foreign regulators, as well as the evaluation that the domestic and international accounting profession will perform with regards to the uniform application of IAS 29 together with other issuers that apply IFRS in the Argentine Republic.

Note 2 - Regulatory framework

(a) Regulatory Authority

Telecom Argentina and its domestic subsidiaries operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

Until the issuance of Law No. 27,078 (hereinafter “Ley Argentina Digital” or “LAD”, as explained in e) below), which was published in the Official Bulletin on December 19, 2014 and has been in force since its publication, the telecommunication services provided by the Company and its domestic subsidiaries were regulated by the CNC, a decentralized agency within the scope of the SC, which was also under the scope of the Ministry of Federal Planning, Public Investment and Services.

The LAD created the Federal Authority of Information and Communication Technologies (“AFTIC”), as a decentralized and autonomous agency within the scope of the PEN which would act as the Regulatory Authority of the LAD and would replace, for all purposes, of the SC and the CNC.

The LAD conferred the AFTIC the regulation, control, supervision and verification functions concerning the Information and Communications Technologies (“ICT”) in general, and in particular of the telecommunications, of the postal service and all those matters integrated to its field in accordance with the provisions of the LAD.

By the end of December 2015, the PEN issued the Decree of Need and Urgency (“Decreto de Necesidad y Urgencia” or hereinafter the “DNU”) No.267/15 published in the Official Bulletin on January 4, 2016. The DNU substantially amends Law No.26,522 (Audiovisual Communication Services – “SCA”) and Law No.27,078 (LAD) and also creates the National Communications Agency (“ENACOM”) as a new Regulatory Authority of those laws. The ENACOM replaces the AFTIC and AFSCA (“Federal Authority of Audiovisual Communication Services”). This new Authority acts as an autonomous agency, within the scope of the Ministry of Communications. Further information on Decree No.267/15 - Amendments to the LAD is included in f) below.

Additionally, Decree No.13/15 creates the Ministry of Communications. The organizational structure of the Ministry was approved by Decree No.268/15, issued on December 29, 2015 (published in the Official Bulletin on January 4, 2016).

The Board of ENACOM will be composed of a Chairman and 3 directors appointed by the PEN, as well as 3 directors appointed by the Bicameral Commission of Audiovisual Communication and ICT services. The quorum is met with the attendance of four members. No special suitability conditions are established to be a member of the Board; the only limitation is the non-existence of incompatibilities, under the terms of Law No 25,188 (“Public Ethic”). The ENACOM members can be removed directly and without cause by the PEN.

The ENACOM has started its operations on January 5, 2016 with the 4 directors appointed by the PEN through Decree No.7/16, thus resulting in the constitution of the ENACOM as established by Article 23 of Decree No. 267/15.

(b) Regulatory framework of the Company and Personal services

Among the principal features of the regulatory framework governing the services provided by the Company and its domestic subsidiaries is worth mentioning:

-                  The LAD, as amended by Decree of Need and Urgency No.267/15 and Decree No. 1,340/16;

-                  Law No.19,798 remains in force only to the extent that it does not conflict with the provisions set out under the LAD;

-                  The Privatization Regulations;

-                  The Transfer Agreement;

-                  The Licenses for providing telecommunication services granted to Telecom Argentina and Telecom Personal through several regulations; and the List of Conditions and their respective regulations.

In addition, Law No. 27,078 states that Decree No. 764/00 and its amendments shall remain in force to the extent that it does not conflict with the provisions set out under the LAD, for the time required by the Regulatory Authority to draw up the regulations concerning the Licensing Framework for ICT Services, the Interconnection Regulation, the Universal Service Regulation and the Administration, Management and Control of the Spectrum Regulation. Also, the new Law states that Law No.19,798 (“Ley Nacional de Telecomunicaciones” passed in 1972) and its amendments shall remain in force in respect of those regulations not opposing its provisions.

Núcleo, Personal’s Paraguayan subsidiary, is supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”) and its subsidiary Personal Envíos S.A. is supervised by the Banco Central de la República del Paraguay. Additionally, Telecom USA, Telecom Argentina’s subsidiary in the United States, is supervised by the Federal Communications Commission (the “FCC”).

(c) Licenses granted as of December 31, 2016

•             To the Company

As of December 31, 2016, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

-                    Local fixed telephony;

-                    Public telephony;

-                    Domestic and international long-distance telephony;

-                    Domestic and international point-to-point link services;

-                    Domestic and international telex services;

-                    VAS, data transmission, videoconferencing and transportation of audio and video signals; and

-                    Internet access.

•             To the Company’s subsidiaries

As of December 31, 2016, the Company’s subsidiaries have been granted the following licenses:

-                  Personal has been granted a non-expiring license to provide mobile telecommunication services (STM) in the Northern Region of Argentina, and data transmission and VAS throughout the country. In addition, Personal owns licenses to provide mobile radio communication services (SRMC) in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country, and it is registered to provide national and international long-distance telephone services. Additionally, from November 2014, Personal has been granted a license to provide Mobile Advanced Communications Services (SCMA) for 15 years as explained in j) below.

-                    Núcleo, a company controlled by Personal, has been granted a license to provide mobile telecommunication services (STM and PCS) throughout Paraguay. In addition, Núcleo has been granted a license for the installation and provision of Internet and Data throughout Paraguay. All these licenses have been granted for renewable five-year periods.

-                    Personal Envíos, a company controlled by Núcleo was authorized by the Central Bank of Paraguay to operate as an Electronic Payment Company (EMPE) through Resolution No.6 issued on March 30, 2015 and its corporate purpose is restricted to such service.

(d) Events of revocation of the Licenses

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

-                  repeated interruption of all or a substantial portion of service;

-                  a modification of corporate purpose without prior approval of the Regulatory Authority or change of domicile to a jurisdiction outside Argentina;

-                  a sale or transfer of the license to third parties without prior approval of the Regulatory Authority;

-                  the sale, encumbrance or transfer of assets which has the effect of reducing services supplied, without the prior approval of the Regulatory Authority;

-                  a reduction of Nortel’s ownership of in the capital stock of Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ ownership to less than 51% of the capital stock with voting power, in either case without prior approval of the Regulatory Authority (as of December 31, 2016, all Nortel’s ordinary shares belong to Sofora. Additional information in Note 27);

-                  any transfer of shares resulting in a direct or indirect loss of control in Telecom Argentina which has not been executed ad referendum of the approval of the ENACOM and informed within 30 days following its completion (according to the provisions of Article 8 of Decree No.267/15); and

-                  the Company’s bankruptcy.

If the Company’s license is revoked, Nortel must transfer its interest in the Company’s capital stock to the Regulatory Authority in trust for subsequent sale through public auction.

Once the sale of the shares to a new management group is performed, the Regulatory Authority may renew the license to the Company under the terms to be determined.

STM, SRMC and PCS Personal’s licenses are revocable in case of non-compliance with certain obligations, including but not limited to:

-                  repeated interruptions of the services as set forth in the List of Conditions;

-                  any transfer of the license and/or the related rights and obligations, without the approval of the Regulatory Authority (according to the provisions of article 8 of Decree No.267/15);

-                  any encumbrance of the license;

-                  any voluntary insolvency proceedings or bankruptcy of Personal; and

-                  a liquidation or dissolution of Personal, without the prior approval of the Regulatory Authority.

According to the Auction Terms and Conditions for the awarding of frequency bands for SCMA (and some bands for SRMC and PCS), approved by SC Resolution No. 38/14, the authorization to use radio electric spectrum (as defined in the Auction) will be revocable under the following circumstances:

-                  repeated or persistent breaches of obligations related to quality indicators of services provided under the terms of the Regulation for the Quality of Telecommunications Services approved by SC Resolution No. 5/13 (further information on filings of the Company and Personal against the sanction processes initiated by the Regulatory Authority related to quality matters is disclosed in j) below);

-                  repeated or persistent failure of infrastructure sharing obligations and the conditions set for automatic roaming agreements established in the Terms and Conditions;

-                  repeated or persistent failure of the coverage obligations set in Annex III of the Terms and Conditions;

-                  assignment, transfer, encumbrance, lease or sale to third parties of the authorization for the use of the awarded bands, without the authorization of the Regulatory Authority.

Núcleo’s licenses are revocable mainly in the case of:

-                  repeated interruptions of the services;

-                  any voluntary insolvency proceedings or bankruptcy of Núcleo;

-                  non-compliance with certain service obligations.

According to the Resolution No.6/2014 of the Central Bank of Paraguay Personal Envíos’ license to provide Electronic Payment services may be revoked by:

i) insolvency proceedings or bankruptcy,.

ii) sanctions imposed by the Central Bank of Paraguay, with prior administrative proceedings, regarding the performance of operations that are forbidden by the legislation in force.

(e) Law No.27,078 – Argentine Digital Law

Among the most relevant contents in the LAD which amended the regulatory framework in force as of December 19, 2014 as regards telecommunications are:

a)               the recognition as an essential and strategic public service of ICT as regards the use and access to the telecommunications networks, for and between licensees of ICT services (subsequently repealed by Article 22 of Decree No.267/15);

b)              the rule on prices and rates establishing that the licensees of ICT services shall set their prices which shall have to be fair and reasonable, cover the exploitation costs and tend to the efficient supply and reasonable operation margin;

c)               the exemptions of taxes, establishing that tax exemptions or reductions, prices and encumbrances of ICT in general and telecommunications in particular may be set on a precarious basis when the nature of certain activities so warrant;

d)              the amendments as regards Universal Service (further information in i) below);

e)               the asymmetric regulation as universalization tools towards the development of an effective competition.

f)                 a maximum period for granting each authorization or use of frequencies of the radioelectric spectrum must be established (section 28 in fine).

The Law declared of public interest the development of ICT and its associated resources, in order to establish and ensure complete neutrality of networks, and to guarantee every user the right to access, use, send, receive or offer any content, application, service or protocol through Internet without any restrictions, discrimination, distinction, blocking, interference, obstruction or degradation.

The new Law set forth that the licensees of the ICT services may supply audiovisual communication services with the exception of those provided through satellite link, in which case, the corresponding license must be requested to the proper authority. Also, the new Law allowed ICT services licensees included in the restrictions of the Audiovisual Services Communications Law (among them, Telecom Argentina) to provide audiovisual communications services. Nevertheless, that regulation was partially amended by Decree No 267/15 (see f) below).

According to the LAD provisions, Telecom Argentina amended its corporate purpose during 2015, which was approved by AFTIC Resolution No.19/15. Further information is disclosed in Note 1.a).

Also, the law established the framework for suppliers and licensees entering the audiovisual communication services market (among them, Telecom Argentina and its domestic subsidiaries) setting forth that the Federal Authority of Audiovisual Communication Services (replaced by the ENACOM since Decree No.267/15 enforcement) would determine the go-to-market conditions of audiovisual communication services for ICT suppliers and licensees. The Law also stated a gradual implementation plan through the setting up of promotion areas for limited periods of time determined according to public interest, within which the ICT licensees with significant market power would not be able to provide audiovisual communication services.

It also set forth that the ICT service should be provided throughout the national territory, considered for that end as a unique area of exploitation and supply, and the modification of the interconnection schedule, imposing higher obligations to the operators and more rights to the Argentine government for the regulation in this sense of the wholesale market.

According to the LAD provisions, the SBT holds its status of public service (section 54), but with a different scope than the previous regulations provisions. It was defined as the national and international telephone voice service, through the local networks, notwithstanding the technology used for its transportation, provided that it complies with the objective of allowing its users to communicate with each other (section 6 paragraph c)). In addition, in section 90 of Title XI, it established that said definition, comprises the senses of the definition established in the Bidding Terms and Conditions for the International Public Bidding process for the Privatization of the Supply of the Telecommunications Service timely approved by Decree No.62/90.

The LAD introduced substantial changes to the SU regulation established by Decree No.558/08. Among its provisions the LAD creates a new FFSU and provides that the investment contributions for the SU programs shall be managed through this fund, which assets belong to the Argentine government. Further information see i) below.

Law No.19,798 Telecommunications Act (passed in 1972), as amended continues in effect only with respect to those provisions that do not contradict the provisions of the new LAD (including, for example, Article 39 of Law No.19,798 referred to exemption from all taxes on the use of soil, subsoil and airspace for telecommunications services).

The LAD also revoked Decree No.764/00, as amended, but provisions of the decree that do not contradict the LAD will remain in effect, during the time it takes to the Regulatory Authority to issue new licensing, interconnection services, universal service and spectrum regulations.

(f) Decree No. 267/15 – Amendments to the “LAD”

On January 4, 2016, Decree No.267/15 was issued, amending Law No.26,522 (Audiovisual Communication Services) and Law No.27.078 (LAD). As mentioned above, “ENACOM” was created as the Regulatory Authority applicable of these laws. However, many of its provisions were subsequently amended by Decree No. 1,340/16.

The main amendments to the LAD consist in:

•                                         The incorporation of Broadcasting Services provided by subscription (physical or radio electric link, such as Cable TV) as an ICT service within the scope of the LAD, and excluding it from Law No.26,522. Satellite Television Services will remain within the scope of Law No. 26,522. Furthermore, Decree No.267/15 states that the ownership of a satellite television license provided by subscription is incompatible with having any other kind of ICT services license. Provision amended by Decree No. 1,340/16.

Broadcasting supplied by subscription licenses (such as Cable TV) issued before the application of Decree No.267/15 will be considered for all purposes as in compliance with LAD upon the respective registration for such service provision. Furthermore, the Decree states a 10 years extension from January 2016, for the use of frequency spectrum to radio electric link provided by subscription license holders.

Among the amendments that replaces Section 6 of the LAD is the incorporation of “video on demand service”, defined as a service offered by an ICT services supplier to provide access to software under demand on a catalogue basis. On January 7, 2016 the Company and Personal presented to ENACOM an application for the registration of “Video On Demand or On Demand Video Service”, describing the service characteristics which registration was requested. As of the date of issuance of these consolidated financial statements, the ENACOM resolution is still pending.

Decree No.267/15 replaced the LAD’s article No. 94, and states that SBT suppliers, fixed telephony license holders within the scope of Decree No.264/98, and mobile telecommunication license holders within the scope of Decree No.1,461/93 are prohibited from providing Broadcasting under subscription services (defined as any form of communication, primarily one-way, for the transmission of signals to be received by a determinable public, either by physical or by radio connection, for example, video cable and IP TV services) until January 1, 2018 (this term can be extended by 1 additional year). Also, the Decree replaces article 95 of the LAD and provides several obligations for fixed telephony licensees granted by Decree No.264/98 and mobile services providers with licenses granted by Decree No.1,461/93, which choose to provide broadcasting under subscription services. This provision was subsequently amended by Decree No. 1,340/16.

In addition, shareholders of a 10% or more stake interest in companies that provide public services may not be holders of a Subscription Radio Record. However, this will not apply in the following cases: (i) non-profit companies to whom the national, provincial or municipal State has granted the license, concession or permission to provide a public service (such as telecommunications cooperatives); (ii) those mentioned in section 94 (including the Company and Personal) who will be only able to provide the service after the expiration of the period specified therein.

In addition, the Decree provides an advertising and opposition mechanism, in case of the existence of another provider of the same service in the same area when requesting it inclusion in the record, with intervention, in case of opposition, of the National Competition Defense Commission. Such procedure must not apply to non-profit companies who exclusively provide public ICT service.

•                                         Section 28 of Decree No. 267/15 created, in the field of the Ministry of Communications, the “Commission for the Elaboration of the Draft Law for the Reform, Updating and Unification of Laws No 26.522 and 27.078” (Comisión para la Elaboración del Proyecto de Ley de Reforma, Actualización y Unificación de las Leyes N° 26.522 y 27.078”). The Commission is responsible for the study of the reform of both laws under the principles set out herein.

On April 15, 2016, the Ministry of Communications through Resolution No. 9/16 provided that the Commission shall be composed by 6 members and 1 Secretary, who will perform their duties “ad honorem”. The Resolution also appointed its members. The Commission should submit a draft Law for the reform, updating and adaptation of a unified system of the Regulatory Framework Law for the Telecommunications and Audiovisual Communication Services in Argentina, within the following 180 calendar days from the date of its constitution.

Through Resolution No. 1,098-E/16 published on October 31, 2016, the Ministry of Communications extended for 180 days the deadline for the preparation of the draft reform of Laws No. 26.522 and 27.078. As of the date of issuance of these consolidated financial statements, the elaboration of the draft reform of Laws No. 26,522 and 27,078 is still pending.

•                                         Furthermore, the Decree provides that licenses transfers and stake interest transfers involving the loss of company control must be approved by ENACOM, stating a new procedure provided by section 8 of Decree No. 267/15. That licenses transfers and stake interest in licensees’ transfers will be considered ad referendum of ENACOM approval.

•                                         Decree No.267/15 repealed Section 15 and Section 48 (second paragraph) of the LAD. Therefore, the following provisions have no longer effect: (i) the condition of essential and strategic public services of ICT regarding the access to the telecommunications network for the “ICT services” license holders; and (ii) the Regulatory Authority power to regulate tariffs due to public interest reasons.

•                                         On April 8, 2016, the Chamber of Representatives voted in favor of the validity of DNU No. 267/15. According to this, such Decree acquired the status of Law.

•                                         The Decree also establishes several amendments to the Audiovisual Communications Services Law (SCA).

(g)            Personal and Company’s filings to Regulatory Authority

On June 18, 2014, the Company made a filing before the SC requesting the adjustment of the SBT lines’ Connection Fee, in order to obtain an urgent restoration of the balance that must reasonably exist in the operative costs incurred for the provision of the public service under its charge, recomposing the Connection Fee in an equitable manner and pursuant to the legal provisions that govern the licenses granted to the Company, taking into account that the revenues obtained for the installation of the SBT lines was much lower than the direct costs that the Company incurred to connect new customers. In addition, the Company requested that, until such adjustment takes place, such installations become excluded from the sanctioning regime provided by Decree No.1,185/90, Decree No.62/90, and SC Resolution No.5/13.

On July 23, 2014, the Company made a second filing before the SC pursuant to which it requested, among other matters: (i) an adjustment of the monthly basic charges of all the SBT categories set forth in the Tariffs General Structure; (ii) the determination of a social tariff; (iii) the adjustment of the telephonic pulse value; (iv) the adaptation of the international long distance tariff to the current value of the gold franc; and (v) the tariff deregulation of the commercial service category. In addition, and until such adjustments are made, the Company also requested the SBT to be excluded from the sanctioning regime provided by Decrees Nos. 1,185/90 and No. 62/90, and SC Resolutions No.10,059/99 and No. 5/13. It is worth mentioning that such adjustments would have relevant effects on Telecom Argentina’s ability to finance the technological updating of its networks and infrastructure, which would finally result in the provision of better services to its customers.

The Company has not received any answer related to the filing made before the SC.

Following these presentations, on December 19, 2014 the LAD (under Title (VI) “Prices, rates and levies”), established a general rule (Article 48) setting a new legal framework in this matter.

Under the provisions of Article 48 of the LAD, on April 16, 2015, the Company made two presentations before the CNC through which it reported new installation rates for the “business, professional and government” segment (which were applied from April 23, 2015 and will be equal to $690 argentine pesos) and the new monthly rates for this segment (which were applied from July 15, 2015 and will be equal to $77.28 argentine pesos).The presentation was rejected by the CNC through a letter received on April 29, 2015, in which it requested that the Company refrain from engaging in unilateral conduct, or it could otherwise face penalties under a sanctioning process.

Likewise, on June 2, 2015, the Company informed the CNC of new rates for the price per minute for calls made by its customers to certain international destinations that became effective on October 15, 2015. The Company also informed the CNC of the new prices applying for public telephony service in the Southern Region and new prices applying to the assisted call service, effective on July 1, 2015.

On June 16, 2015 the Company was notified of the CNC GC Note No.364/15 through which the CNC urged the Company to apply the effective maximum rates approved by the General Tariff Structure to international calls made to the mentioned countries according to the provisions of CNT Resolution No.127/91, as amended. The Company was also asked to refrain from engaging in unilateral conduct, or it could otherwise face penalties under a sanctioning process.

On May 27, 2015 and July 2, 2015, the Company filed its defense of rights in response to both CNC letters.

However, on July 17, 2015, the AFTIC notified the Company of the initiation of a sanction process related to a potential violation of the General Tariff Structure and of CNT Resolution No. 127/91, as amended, with respect to the increase of the installation charges prices and the monthly charges tariffs for the “business, professional and government” segment informed on April 16, 2015.

On August 11, 2015, the Company filed before the AFTIC a discharge against the mentioned sanctioning process, which, as of the date of issuance of these consolidated financial statements, is still pending of resolution. In the opinion of the Company’s legal counsel, there are solid legal arguments under the LAD that allow it to perform these price adjustments.

On February 1, 2016, the Company informed the ENACOM, that effective May 15, 2016, the new rate of SBT for residential segment will be $50 argentine pesos (plus VAT) and that the “Retired” customer’s category will have a discount of 50% on the mentioned new rate.

However, on March 11, 2016, the Company informed the ENACOM that the new rate of SBT for the residential segment will be $38 argentine pesos (plus VAT) since May 1st, 2016, in response to a collaboration request made by the Regulatory Authority taking into consideration the special circumstances of the current macroeconomic environment in Argentina.

Before implementing the mentioned rates increase, Telecom Argentina has communicated the new rate to its affected customers.

On June 14, 2016, Personal informed ENACOM that, since August 15, 2016, the TLRD price, in CPP mode for calls from fixed origin to mobile destination, regardless the time band, will be $0.90 argentine pesos plus VAT per minute, applying a discount during the first 120 days, period in which the price will be $0.66 argentine pesos plus VAT per minute.

Personal –through fixed operators– informed the changes of the mentioned prices to its affected subscribers.

On August 18, 2016, ENACOM summoned Personal to refrain from modifying the amounts established by SC Resolution No. 48/03. Personal filed its response on August 26, 2016, supporting its right to increase the price informed, which is fully in force.

As of the date of issuance of these consolidated financial statements, ENACOM has not rejected the disclaimer presented by Personal.

(h) Decree No. 1,340/16 - Amendments to DNU No. 267/15

Decree No. 1,340/16 issued by PEN and published in the Official Bulletin on January 2, 2017 provides the rules for achieving a greater convergence of networks and services under competitive conditions, promoting the deployment of next generation networks and the penetration of Broadband Internet access throughout the national territory, in accordance with the provisions of Laws No. 26,522 and 27,078. This Decree introduces some amendments to DNU No. 267/15, which has the status of Law.

Among the most relevant provisions, it establishes:

- Fix the 15-year-term, as from the publication of the Decree, as differential condition in the terms provided by section 45 of Law No. 27.078, for the protection of last-mile fixed NGN networks for Broadband deployed by ICT licensees for Broadband regarding the regulations of open access to Broadband and infrastructure to be stated, notwithstanding the provisions of section 56 of said Law.

- That the Ministry of Communications or ENACOM, as appropriate, shall establish the rules for the administration, management, and control of the radio spectrum, according to guidelines for the promotion of competition as follows:

a) the ENACOM, in a period not exceeding 6 months since the publication of the Decree, shall call for National and International Public Auction Process for the allocation of new frequency bands for the provision of mobile communications services, according to the service attributions following the recommendations of the International Telecommunication Union (ITU), to maximize and increase the radio resources assigned thereto;

b) for the purposes of the provisions of section 28 of Annex IV of Decree No. 764/00 and section 29 of Law No 27,078, rules and procedures shall be adopted ensuring the reattribution of radio spectrum frequencies with economic compensation and shared use to frequencies previously allocated to other service and assigned to ICT or SCA providers who request to re-use them for the provision of mobile or fixed wireless services with LTE or higher technologies. To this effect, the Regulatory Authority shall impose coverage obligations and specific goals;

c) for the purposes of the provisions of sections 27 and 28 of Law No 27,078 and section 2 subparagraphs c) and d) of Decree No 798/16, the ENACOM shall have the power to assign radio spectrum frequencies on demand, establishing compensation, deployment and coverage obligations, within the corresponding deadlines, to: 1) current local or regional providers of ICT services in their service areas; and 2) current providers of MCS, on the terms provided in section 3 of Decree No 798/16;

d) the term of authorizations for the use of frequencies of the Advanced Mobile Communications Service, as well as the corresponding deployment obligations, shall be computed since the effective migration of services currently operating in these bands in the scope of Area II, defined according to the provisions of Decree No 1,461/93 and its amendments (additional information on the impact on Personal is provided in Note 3.i) and Note 18.e) to the consolidated financial statements as of December 31, 2016).

- That Operators included in section 94 of the LAD (among them, the Company and Personal), may register the Broadcasting Service by subscription, by physical or radio connection as of the enforcement of this Decree, setting January 1, 2018 as initial date for the provision of such service in the AMBA (and extended AMBA), and in the cities of Rosario (Santa Fe Province) and Córdoba (Córdoba Province). The Decree also provides that, for the rest of the country, the initial date for the provision of the services of these operators shall be determined by the ENACOM.

- That ICT’s licensees and Satellite Link Subscription Broadcasting licensees, who as of December 29, 2016 simultaneously provided both services, may retain ownership of both types of licenses.

- That ICT’s services providers carrying out joint service offerings, shall detail the price of each of them, including the breakdown of these values, and the discounts or benefits applied to each service or product of the aforementioned offer, not being able to subsume, under any condition, the hiring of any service to the hiring of another, so as to prevent the consumer from obtaining the service individually or separately.

- That within 180 days of the Decree enforcement, the Ministry of Communications will establish the necessary guidelines for the creation of the “Public Protection, Defense and Security Operations Network” (Red de Protección Pública y Operaciones de Socorro, Defensa y Seguridad) under the terms of section 12 of Law No. 27,208 to secure suitable communications for public safety agencies.

- That for the purposes of the provisions of section 92 of Law 27,078 and section 2, paragraph g) of Decree No. 798 issued on June 21, 2016, MINCOM shall ensure the following principles on interconnection matters:

a) Until the interconnection prices determination systems provided by the National Interconnection Regulation are implemented, averages of regional Latin America prices shall be considered for similar functions and facilities, corrected by parameters which comply with the conditions of the sector, as determined by the Authority of Application;

b) In accordance with section 46 of Law No. 27,078, the National Interconnection Regulation shall provide asymmetric interconnection rates for mobile services for a 3 years period from the effective service implementation, extendable for a maximum of 18 months.

c) The National Interconnection Regulation shall provide rules concerning the automatic national roaming service, forcing mobile services providers, for a maximum period of 3 years, to make such service available to other providers in areas where they do not have their own network coverage.

The temporary limitation provided in the previous paragraph shall not be enforceable in those cases in which mobile services are provided by cooperatives and small and medium-sized companies with exclusively regional coverage.

Mobile service providers shall freely enter into agreements to secure, among other issues, technical, economic, operational and legal conditions. Such agreements may not be discriminatory or may not establish technical conditions that prevent, delay or obstruct interconnection services.

The National Interconnection Regulation will enable ENACOM to define reference prices for a maximum period of 3 years, taking into consideration the costs of the assets involved (subject to exploitation) and a reasonable return rate to ensure speed, neutrality, non-discrimination and competition between mobile service providers. Likewise, they shall not contain technical, interconnection, operational or other conditions that delay, obstruct or create barriers for the remaining mobile services providers to access the market.

As of the date of issuance of these consolidated financial statements, the Company’s Management, with the assistance of its legal advisors, is evaluating the operational, business and financial implications of the provisions of the recently issued Decree No. 1,340/16, and its application together with Decree No. 267/15, in order to protect the Company’s and its shareholder’s interests.

(i) Universal Service Regulation

Decree No. 764/00

Annex III of Decree No.764/00 required entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the SU fund. The regulation adopted a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation also established the exemption to contribute to the FFSU in the following events: i) for local services provided in areas with teledensity lower than 15%, and ii) when certain conditions exists in connection with a formula which combines the foregone revenues and the market share of other operators than Telecom Argentina and Telefónica who provide local telephony. Additionally, the regulation created a committee responsible for the administration of the SU fund and the development of specific SU programs.

SC Resolution No.80/07 stipulated that until the SU Fund was effectively implemented, telecommunication service providers, such as Telecom Argentina and Personal, were required to deposit any contributions accrued since the issuance of such Resolution into a special individual account held in their name at Banco de la Nación Argentina. CNC Resolution No.2,713/07, issued in August 2007, established how these contributions are to be calculated.

Decree No. 558/08

Decree No. 558/08, published on April 4, 2008, introduced certain changes to the SU Fund regime, replacing the Annex III of the Decree No. 764/00.

The Decree established that the SC would assess the value of service providers direct program contributions in compliance with obligations promulgated by Decree No.764/00. It would also determine the level of funding required in the SU Fund for programs pending implementation. In the same manner, in order to guarantee the continuity of certain projects, the SC was given the choice to consider as SU contributions certain other undertakings made by telecommunication services providers and compensate providers for these undertakings.

In defining “Universal Service,” the new regulation established two categories: a) geographical areas with uncovered or unsatisfied needs; and b) customer groups with unsatisfied needs. It also determined that the SC would have exclusive responsibility for the issuance of general and specific resolutions regarding the new regulation, as well as for its interpretation and application.

It also established that the SC would review SU programs which were established under the previous regulation, guaranteeing the continuity of those already being administered and implementing those that had been under review. The financing of SU ongoing programs which were recognized as such were determined by the SC, whereas telecommunications providers appointed to participate in future SU Programs were selected by competitive bidding.

The Decree required Telecom Argentina and Telefónica to extend the coverage of their fixed line networks, within their respective original region of activity, within 60 months from the effective date of publication of the Decree.

The Decree required telecommunications service providers to contribute 1% of their revenues (from telecommunication services, net of taxes) to the SU Fund and kept the “pay or play” mechanism for compliance with the mandatory monthly contribution to the SU Fund or, to claim the corresponding receivable, as the case may be.

Providers of telecommunications services should rely on the advice of a Technical Committee made up of seven members (two members should be appointed by the SC, one member should be appointed by the CNC, three members should be appointed by the telecommunication services providers – two of which should be appointed by Telecom Argentina and Telefónica and one by the rest of the providers – and another member had to be appointed by independent local operators). This Technical Committee was informed by the SC of the programs to be financed and was responsible for managing and controlling the SU Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive bidding and adjudication of new SU programs, with the prior approval by the SC.

The Technical Committee was created. Additionally, telecommunications service providers sent the proposed Fiduciary agreement to the SC. The SC approved it in January 2009 through Resolution No.7/09.

On December 9, 2008, the SC issued Resolution No.405/08 which was objected by the Company and Personal. These objections were resolved by the SC through its Resolution No.154/10.

On April 4, 2009, by means of SC Resolution No. 88/09, the SC created a program denominated “Telephony and Internet for towns without provision of Basic Telephone Services” that will be subsidized with funds from the SU Fund. The program sought to provide local telephony, domestic long distance, international long distance and Internet in towns that did not provide basic telephone services. The proposed projects approved by the SC would be sent to the Technical Committee of the SU Fund so that availability of funds can be evaluated and they can be included in a bidding process provided for in Decree No. 558/08.

On December 1, 2010, the SC issued Resolutions No. 147/10 and 148/10, approving “Internet for educational institutions” and “Internet for public libraries” programs, respectively. These programs aimed to reclaim the Broadband service to state-run educational institutions and public libraries, respectively, and were implemented through the use of the FFSU resources. Telecom Argentina was awarded with the “Internet for educational institutions” program and is finishing the last project facilities, reaching 1,540 schools. This program represents a billing to the FFSU of approximately $5 per year for a period of 5 years. On the other hand, the auction “Internet for public libraries” program was cancelled by the Regulatory Authority for its redefinition. During 2012, the auction “Telephony and Internet for towns without provision of Basic Telephone Service” took place according to Resolution No. 88/09, which involved the service provision in 430 locations. Personal presented its offer to the auction. As of the date of issuance of these consolidated financial statements, the auction is pending of definition.

On November 11, 2010, the SC issued Resolution No. 154/10 adopted the methodology for the deposit of the SU contributions to the trustee’s escrow account. The Resolution included several provisions related to the determination of the contributions that correspond to the periods before and after Decree No. 558/08 was issued. It also provided that until the SC determined the existence of programs, the amounts that would correspond to their implementation would be discounted by the telecommunication providers when determining their contribution to the SU Fund. If completed the verification from the SC there were unrecognized amounts, they should be contributed into the FFSU or for the development of new works of the SU, with the approval of the SC.

On December 30, 2010, the trustee notified Telecom Argentina and Personal the trustee’s escrow account number in which they should deposit the SU contributions under the provisions of SC Resolution No.154/10.

Amendments of the LAD to the SU Regulation

In December 2014, the LAD introduced substantial modifications to the SU regulations pursuant to Decree No. 558/08. Among its provisions the LAD establishes the creation of a new FFSU and the fact that the investment contributions corresponding to the SU programs be managed through said fund, whose assets shall belong to the Argentine government.

The licensees of ICT Services (among them, Telecom Argentina and Personal) are obliged to make investment contributions to the FFSU equivalent to one per cent (1%) of the total accrued revenues for the provision of the ICT Services included in the scope of application of the law, net of imposed taxes and charges. The investment contribution shall not be transferred to the users whatsoever. In turn, the Regulatory Authority may dispose, once the SU objectives are reached, the total or partial, permanent or temporary exemption, of the obligation to perform said investment contributions.

The Law also establishes that by virtue of that set forth by Sections 11.1 and 11.2 of the Management Trust Agreement of the FFSU of Decree No. 558/08, the resources therein foreseen in section 8 of Annex III of Decree No. 764/00 and its amendments shall be integrated to the FFSU created by the LAD in the conditions determined by the Regulatory Authority.

The SU funds shall be applied by means of specific programs. Its content and the corresponding awarding mechanisms shall be defined by the Regulatory Authority who may entrust the execution of these plans directly to the entities included in article 8, paragraph b), of Law No. 24,156, or, complying with the selection mechanisms that may correspond, respecting publication and competition principles, to other entities.

On September 10, 2015 the Company and Personal filed before the AFTIC their respective SU contribution affidavits corresponding to the revenues recorded in July 2015, clarifying that these presentations were made with the understanding that the operational rules related to the FFSU contribution, regulated by Decree No. 558/08 and related provisions, were in force. Additionally, Personal proceeded to deposit the corresponding contribution in the new FFSU account reported through the Official Notice published by the AFTIC.

In its filings, the Company and Personal had stated that the filing of the affidavits and - in the case of Personal - the deposit did not imply explicit or implicit consent of the regulations issued by the LAD, and expressly reserved their rights in relation to the unconstitutionality of the provisions set forth in articles 21, 22, 91 and related provisions of said law, as well as the claim of any rights arising from the acknowledgement of this argument.

As of the date of issuance of these consolidated financial statements, Personal has not received any response to its filings.

ENACOM Resolution No. 2,642/16 approved the new SU Regulation, which was published on May 31, 2016.

The new regulation retains the obligation of contributing 1% of total income related to the provision of ICT services net of taxes and fees, anticipating the possibility of granting exemptions, in which case the subjects liable for payment, must comply with the obligations established by the Regulatory Authority.

In accordance with ENACOM Resolution No. 6.981-E/16 issued on October 19, 2016, the FFSU and the FFSU Investment Contribution Settlement and Interest Report forms were approved and will be in force since January 1, 2017, being operationally implemented since March 2017. As a result, the Company and Personal have continued submitting the presentation of their monthly payments to the ENACOM, with the existing formalities prior to the Resolution No. 2,642/16. Taking into consideration the changes introduced in the Affidavits Form approved by the regulation, the Company and Personal made a presentation to the Regulatory Authority exposing the need to introduce amendments to the forms in order to continue deducting the SU services that both companies are providing.

ENACOM Resolution No. 8,770-E/16, issued on December 19, 2016, amends section 21 of the RGSU, providing that programs developed in accordance with sections 19 and 20 of the Regulation will be awarded by Resolution of the ENACOM Board of Directors through any of the following mechanisms, as proposed by the Chairman of the ENACOM Board of Directors:

a) Direct implementation of the programs to entities included in section 8 paragraphs b) of Law No. 24,156, or

b) Public or private, national or international, single or multiple-stage auction or offering.

Priority will be given to projects to be developed in those municipalities that have adopted the regulations proposed in the code of good practices for the deployment of mobile communications networks developed by Argentine Federation of Municipalities and the Operators of Mobile Communications and supported by the former SC of the former Ministry of Federal Planning, Public Investment and Services on August 20, 2009 or those contemplating regulations of similar characteristics.

ENACOM Resolution No. 1,035-E/2017, issued on February 20, 2017, approved the “Digital Educational Networks Program”, which aims to develop the internal network infrastructure of state managed educational facilities to enable the reception and use of Broadband Internet service and to enhance their educational practices. The Program will be implemented through the execution of a project and/or projects which presentation will be made by EDUC.AR S.E, with the intervention of the National Ministry of Education and Sports.

As of the date of issuance of these consolidated financial statements there are still pending administrative resources filed by the Company in 2012 against several resolutions that rendered ineffective deductions in the SU payments with reference to several programs provided by Telecom Argentina in the mode “play” of the SU. The magnitudes of the deductions challenged by the Regulatory Authority are disclosed in Note 2.i) “FFSU - Impact in the Company” of the consolidated financial statements, transforming the asset position of the Company ($2,423 million) into a liability position of approximately $628 million for the period July 2007 - December 2016. However, the Company’s Management, with the assistance of its legal advisors, considers that has solid fact and legal arguments to defend the criteria that Telecom Argentina has held and holds with regard to the SU scheme. Additional information is provided on Note 2.r) to the consolidated financial statements “Renegotiation of agreements with the Argentine government”.

FFSU – Impact in Telecom Argentina

Several years after the market’s liberalization and the effectiveness of the first SU regulations, incumbent operators have not received any set-offs for providing services as required by the SU regime and the LAD.

As of the date of issuance of these consolidated financial statements and in compliance with SC Resolution No.80/07 and No.154/10 and CNC Resolution No.2,713 /07, Telecom Argentina has filed its monthly calculations since July 2007 for the review of the Regulatory Authority and estimated a receivable of $2,423 (unaudited). This receivable has not yet been recorded as of December 31, 2016 since it is subject to the approval of the SU programs, the review of the Regulatory Authority and the availability of funds in the SU Trust.

On April 8, 2011, the SC issued Resolution No. 43/11 notifying Telecom Argentina that investments associated with “High-Cost Areas” – amounting to approximately $2,171 since July 2007 to date and which are included in the abovementioned receivable - did not qualify as an Initial Indicative Program. Telecom Argentina filed a claim on this resolution.

Telecom Argentina was notified of SC Resolutions No. 53, 54, 59, 60, 61, 62, 69 and 70/12, pursuant to which the “Special Service of Information 110”, the “Discounts for Retired People, Pensioners and Low Consumption Households”, the services of “Social Public Telephony and Loss-Making Public Telephony”, the “Services and Discounts relating to the Information Society Program argentin@internet.todos”, the “Services for Deaf-Mute People”, the “Free Access to Special Emergency Services and Special Community Services”, the “Value Added Service 0611 and 0612” and the “Long Distance Semipublic Service “, respectively, did not qualify as an Initial Indicative Program, pursuant to the terms of Article 26 of Annex III of Decree No. 764/00, and that, they did not constitute different services involving a SU provision, and therefore they cannot be financed with SU funds, pursuant to the terms of Article 2 of Decree No. 558/08.

The Company’s Management, with the advice of its legal counsel, has filed appeals against SC Resolutions Nos. 53, 54, 59, 60, 61, 62, 69 and 70 presenting the legal arguments based on which such resolutions should be revoked. The deductions that were objected by the SC Resolutions amount to approximately $880 and are included in the credit balance mentioned in the second paragraph.

As of the date of issuance of these consolidated financial statements, the resolution of this appeal is still pending.

On September 13, 2012, the CNC required Telecom Argentina to deposit approximately $208. The Company has filed a recourse refusing the CNC’s request on the grounds that appeals against the SC Resolutions are still pending of resolution. As of the date of issuance of these consolidated financial statements, although it cannot be assured that these issues will be favorably resolved at the administrative stage, the Company’s Management, with the assistance of its legal advisors, considers that it has solid legal and de facto arguments to support the position of Telecom Argentina. Additional information is provided in r) of this Note.

FFSU – Impact in Personal

Since January 2001, Personal has recorded a liability related to its obligation to make contributions to the SU Fund. In addition, since July 2007 and in compliance with SC Resolution No.80/07 and No.154/10 and CNC Resolution No.2,713/07, Personal deposited the correspondent contributions of approximately $112 into an account held under their name at the Banco de la Nación Argentina in January 2011.

During the first quarter of 2011, the above mentioned funds were transferred to the trustee’s escrow account, in compliance with the provisions of SC Resolution No.154/10 previously described. Since January 2011, the SU Fund contributions were made into such escrow account.

On January 26, 2011 the SC issued Resolution No. 9/11, establishing the “Infrastructure and Facilities Program”. The Resolution provided that telecommunication service providers could contribute to investment projects under this program, exclusively the amounts corresponding to their pending obligations of investment contributions born under Annex III of Decree No.764/00, before the effective date of Decree No.558/08.

In March 2011, Personal submitted to the SC a $70 investment project, pursuant to SC Resolution No. 9/11, for the development of a network infrastructure in locations in the Northern Region of Argentina with no mobile coverage. Personal submitted its calculations from 2001/2007 related to the mentioned project to be financed through its own SU contribution of such periods as required by the SC.

On April 9, 2014 Personal filed an amendment proposal for the project within the scope of Resolution No. 9/11, pursuant to the SC’s request. This new filing consists only of additional detailed information about the project’s scope. As of the date of issuance of these consolidated financial statements, the project is pending of approval.

On July 5, 2012, the SC issued Resolution No.50/12 pursuant to which it notified that the services referred to by the Mobile Communications Services Providers, which were filed as High Cost Areas or services provided in non-profitable areas, services provided to clients with physical limitations (deaf-mute and blind people), rural schools, and the request relating to the installation of radio-bases and/or investment in the infrastructure development in various localities, did not constitute items that may be discounted from the amount of contributions to the SU pursuant to the last part of Article 3 of Resolution No.80/07, or Article 2 of Decree No. 558/08. It also provided that certain amounts already deducted would be used for investment projects within the framework of the Program of SC Resolution No.9/11, or deposited in the SU Fund, as applicable.

Personal has filed an administrative action against SC Resolution No.50/12, requesting its nullity. As of the date of issuance of these consolidated financial statements, the resolution of this matter is still pending.

On October 1, 2012, responding to an SC’s requirement, Personal deposited under protest approximately $23 in the SU Fund, corresponding to the assessment of the SU services provided by Personal since the issuance of Decree No.558/08, reserving its right to take all actions it may deem appropriate to claim its reimbursement, as informed to the SC and the CNC on October 15, 2012. Since August 2012, Personal is paying under protest of those concepts in their monthly affidavits.

The Management of Personal could not assure that this issue would be favorably resolved in the administrative stage.

(j) Spectrum

SC Resolution No. 38/14

On July 7, 2014, SC Resolution No. 38 was published in the Official Bulletin which announced a Public Auction process (the “Auction process”) for the awarding of the remaining frequencies of the Personal Communication Services (PCS), of the Cellular Mobile Radiocommunication Services (SRMC), as well as those of the new spectrum for the Advanced Mobile Communications Service (SCMA) recently created.

The Terms and Conditions organized the aggregate of the spectrum to be auctioned in 10 Lots, being the first one to be auctioned exclusively among entering operators. The Public Auction took place on October 31, 2014. Personal presented its economic bids and was awarded Lots 2, 5, 6 and 8. Telefónica Móviles Argentina S.A. (Movistar), América Movil S.A. (Claro) and Arlink S.A also participated in the Auction.

Through SC Resolution No.79/14 the SCMA service was awarded to Personal, while through SC Resolutions No. 80/14, 81/14, 82/14 and 83/14 that were published in the Official Bulletin on November 27, 2014, the following frequency bands were awarded to Personal:

SC Resolution	Lot No.		Frequency Band	Exploitation area/ (Service)	Amount paid (in millions of US$)	Capitalized cost of acquisition (in millions of $)
80/14	5	PCS	1890-1892.5 Mhz and 1970-1972.5 Mhz	Northern (3G)	5.0	43
81/14	2	SRMC	830.25-834 Mhz and 875.25-879 Mhz	AMBA (3G)	45.0	387
82/14	6	PCS	1862.5-1867.5 Mhz and 1942.5-1947.5 Mhz	Southern (3G)	6.0	51
83/14	8	SCMA	1730-1745 Mhz and 2130-2145 Mhz	Country (4G) partial awarding	354.7	3,049
					410.7	(*) 3,530

(*) Includes $18 corresponding to the tax on debits to bank accounts that were capitalized in the cost of the licenses.

Personal paid for the awarded frequency bands, and also constituted the corresponding performance guarantees. In the case of Lot No. 8, the payment was made on account of the single and total price offered for this Lot.

Personal asked that the assignment of the Frequency Bands for the SCMA services in Lot No. 8, which was partially awarded to Personal through SC Resolution No.83/14, be completed and reserved the applicable rights.

The full awarding of Lot No. 8 became essential for compliance with the commitments foreseen in the Auction Terms and Conditions. Once the awarding process was completed, Personal had access to SCMA Frequency Bands 713-723/768-778, and Personal paid the equivalent of US$ 247.3 million (the remaining balance of the bid) and constituted the performance guarantees of 15% of the said amount.

The Auction Terms and Conditions provided authorizations for the use of the auctioned frequency bands for a period of fifteen (15) years from the notification of the award. After this deadline the Regulatory Authority would extend the terms of use upon formal request of the awarded operator (which price and conditions would be set forth by the Regulatory Authority).

The Auction Terms and Conditions also established strict coverage and network deployment commitments which require significant investments to Personal. Additional information is provided in Note 18.e).

Through SC Resolution No. 25/15, issued on June 11, 2015, Personal was assigned Frequency Bands 713-723 MHz and 768-778 MHz, which composed Lot 8 and that were pending of assignment by the SC.

On June 25, 2015 Personal paid the offered amounts corresponding to the awarded Frequency Bands (which were equivalent to US$ 247.3 millions) pursuant to the provisions of the Bidding Terms and Conditions and its complementary clarifying documents, as a result of which the whole amount of the sum offered for Lot 8 was paid. In addition, in its bid documents, Personal stated that such Lot formed a unique and comprehensive block for purposes of complying with the obligations undertaken in connection with the deployment of the SCMA, also expressing that the Federal Government has the obligation to cause the awarded bands to be free from occupants and interferences.

SC Resolution No. 18/14, provided that the 698 to 806MHz frequency bands had to be disengaged before a two years deadline. Expired that period, the irradiating systems involved in the migration had to finish their emissions.

As of the date of issuance of these consolidated financial statements, the deadline provided by SC Resolution No. 18/14 for the disengagement of the 698 to 806MHz frequency band expired on July 18, 2016. However, such frequency band continues to be busy.

New Developments for fiscal year 2016

ENACOM Resolution No. 6,396/16, published in the Official Bulletin on July 22, 2016, provided that the licensees within the scope of the migration provided by SC Resolution No. 18/14 that are currently providing services within the 698 to 806MHz frequency band, may choose to: (i) temporarily continue providing their respective services in other frequencies corresponding to the bands allocated to the broadcasting service, particularly 512-698 MHz frequency band, subject to technical feasibility verified in each case, and for the term provided in section 2 of Resolution No. 6,396/16; or (ii) request the assignment of a bandwidth equivalent to that currently authorized, in 12.2 to 12.7 GHz destination band.

On the other hand, the “Authorization Agreement for the Use of Frequency Bands”, related to the bands awarded to Personal as a result of the public auction called pursuant to the provisions of SC Resolution No. 38/14 is still pending of execution by the Regulatory Authority.

Personal has filed a presentation before the ENACOM, requesting clarification on the timescale in which the operators involved in the migration should comply with the provisions of the ENACOM Resolution No. 6,396/16. In addition, Personal has requested the review of the proceedings related to the migration of services operating in the bands that were awarded to it through SC Resolution No 25/15. As of the date of issuance of these consolidated financial statements, ENACOM has not responded to the request filed.

According to the provisions of Decree No. 1,340/16, the term of the authorizations for the use of frequencies of the Advanced Mobile Communications Service, as well as the corresponding deployment obligations, will be computed from the actual migration of the services currently operating in these bands in Area II (AMBA) (Additional information on the impact on Personal is disclosed in Note 3.i) and Note 18.e) to the consolidated financial statements as of December 31, 2016).

On January 18, 2017, Personal filed a letter to ENACOM expressing its interest in participating in the Auction, Offering or Reattribution procedure/s of frequency bands timely available within the scope provided by Law No 27,078 and consistent regulations, subject to the analysis of the conditions defined at that time. This includes the bands currently attributed to the Mobile Communications Service or Advanced Mobile Communications Service, as thus also any other band which, in the future, be attributed to the provision of such services among other frequencies in bands 2.5-2.6 Ghz, 3.4-3.7 Ghz, 450 Mhz, 600 Mhz, 700 Mhz, 800 Mhz, 850 Mhz, 900 Mhz, 1900 Mhz, AWS, and extended Aws.

On January 31, 2017, Resolution of the Ministry of Communications 171-E 2017 was issued, approving the “Regulations of Refarming with Financial Compensation and Shared Use of Frequencies” (Reglamento de Refarming con Compensación Económica y Uso Compartido de Frecuencias). As a summary, the following provisions can be highlighted:

• Instructs ENACOM to analyze the technical feasibility and implement the allocation to the mobile service, with primary status, of the 450-470 MHz, 698-960 MHz and 2,300-2,400 MHz frequency bands. All of the above is to be used in the provision of SCMA or any other arising from technological developments..

• Provides the preventive suspension of the reception of awarding procedures in 1.427-1.518 and 3300-3600 MHz frequency bands.

• Modifies the spectrum cap, setting it in 140 MHz per provider for each area and/or operating location. For such purposes, the spectrum assigned to each company, its subsidiaries or controlling shareholders, directly or indirectly, or subject to common control or those holding more than 30% of the shares of another company, will be considered if, with such equity interest, holds a position of substantial influence in the decisions of such company. Any other subject or body may be included in the calculation of the spectrum awarded to any other subject or entity assigned to that spectrum when it is understood that any contractual linkage has been entered into to circumvent this limit.

• Instructs ENACOM to modify the “National Scheme of Attribution of Radio Spectrum Bands” (Cuadro Nacional de Atribución de Bandas del Espectro Radioeléctrico – “ER”) for the purpose of making available for MCS providers frequency bands suitable to that end.

• From the publication of the new bandwidth table and its respective channels, MCS providers will have a maximum of 15 working days to request their express assignment. Such allocations shall be made on equal terms and conditions as those required from other providers of similar service in the same band. This provision is complemented by section 9 of Resolution No. 1,034-E/17.

• The regulatory authority is delegated to ENACOM, who will provide the necessary complementary or explanatory rules for a better application of these provisions.

Through the Annex attached to the resolution, the “Refarming Regulation” is approved including a series of definitions that enable to properly understand the scope of the resolution. These definitions include the following:

Economic Compensation (EC): The amount established by ENACOM to be paid by the Authorized Provider for the implementation of the Refarming procedure, calculated on the basis of the values obtained from URV, RV and its application thereto of the relevant discounts according to the Coverage Obligations and other weightings carried out in the approving resolution.

Distinguishes between Provider, Authorized Provider: (licensee to which ENACOM authorizes a new mobile service of high spectral performance using Radio Spectrum frequencies previously authorized for the provision of another fixed or mobile service) and Incoming Provider (licensee that until the approval of the project requesting the re-allocation of frequency use through Refarming, was not providing PCS, SRMC, STM or SCMA. Any entity that, directly or indirectly, is the parent company of, controlled by, or subject to common control with, any entity that is providing PCS, CMRS or AMCS shall not be deemed as Incoming. Notwithstanding this, ENACOM may consider cooperatives or SMEs as Incoming, even when they are providing PCS, SRMC or SCMA in the virtual operator mode).

Reference Value (RV): Value based on the VUR to be calculated for the frequency bands originally assigned for other services.

Unitary Reference Value (URV): The value expressed in US$ cents per MHz per inhabitant, which will be the multiplication factor of the bandwidth and population of each of the localities covered by each submitted Project, for the purpose of the RV.

Principles of the Reclassification Procedure (Refarming): It will only be applicable to Frequency Bands for which, according to ENACOM opinion, there is “commercial availability of the technology ecosystem”. ENACOM will be entitled to determine, to its exclusive judgment, whether the applicant meets the necessary conditions for the provision of the services involved. It will also be empowered to impose coverage obligations and specific service goals. On the other hand, the authorizations resulting from the Refarming procedure may have extension terms similar to those of equivalent services.

The Refarming project: Each provider who requests the re-qualification of the RE having a use other than the one originally assigned must submit a project including at least:

• Description of the bands

• Area of coverage and affected localities

• Population

• Bandwidth

• 15-year customer estimate and associated Investment Plan

If the Project is approved, ENACOM shall publish it in the Official Bulletin with the level of detail required in the regulation (service plan, location, values, deadlines, etc.).

The deadline for the payment of the Financial Compensation will be 30 working days from the enactment of the Administrative Act. In the case of an SME or cooperative, a payment plan may be requested.

The URV shall be calculated on the basis of the arithmetic average of the final values resulting from auctions carried out in our country for each specific frequency band involved in the refarming procedure expressed in US$ cents per MHz per inhabitant.

In the absence of a national background, the market average retrieved in auctioning processes in each frequency band retrieved from publications of ITU, Organización para la Cooperación y el Desarrollo Económicos (CNUCYD), Conferencia de las Naciones Unidas sobre Comercio y Desarrollo (UNCTAD), among other multilateral organizations of reference, will be adopted. These values should be adjusted by comparative parameters reflecting the differences of scenarios with Argentina (PPP and ARPU). Once the URV is calculated, the next stage is to determine the RV, which is obtained by multiplying the URV of each band by MHz and the population of each location.

The amount of the EC will emerge when applying discounts to the VR, according to the impact in the Discounted Cash Flow (CDF) that coverage obligations and goals of service established by ENACOM may have, as well as the speed of network services deployment calculated from the investment amounts of the first 5 years with respect to the total amount of the Project. In each Project, the provider may propose returning to the State portions of the spectrum not used in the Refarming, which may be applied to deduct the calculated value of the RV.

In addition, ENACOM Resolution No. 1,033-E/17, issued on February 20, 2017 provided to allocate the frequency bands between 905-915 MHz, and 950-960 MHz to the Mobile Service with primary status, and the use of the frequency bands between 905-915 MHz, and 950-960 MHz for the provision of the Advanced Mobile Communications Service.

ENACOM Resolution No. 1,034-E/17, also issued on February 20, 2017, allocated the frequency band between 2,500-2,690 MHz to the Mobile Service with primary status, and the use of the frequency band between 2,500-2,690 MHz for the provision of the Advanced Mobile Communications Service, in addition to current services when their coexistence is possible.

On March 7, 2017 ENACOM Resolution No. 1,299-E/17 was published in the Official Bulletin. This Resolution approved the Refarming Project with Financial Compensation and Shared Use of Frequencies to Nextel Communications Argentina SRL (“Nextel”), to provide the Advanced Mobile Communications Service, granting this company the registration for the provision of such service, and authorizing it to:

•     use frequencies between 905-915 MHz and 950-960 MHz in accordance with the provisions of ENACOM Resolution No. 1,033-E/17 and channels 7 to 10, and 7’ to 10 ‘ in FDD mode, provided in the Annex of Resolution No. 1,034-E/17, for the provision of the Advanced Mobile Communications Service in locations and areas described in the Project approved by the Resolution.

•     use frequencies between 2,550-2,560 MHz, and between 2,670-2,680 MHz exclusively for migrating users from pre-existing services, for a 2-year period, term in which it should additionally resolve the final destination of those users. Once the migration is completed, or the 2-year term expires, whichever occurs last, Nextel may use channels 11 and 12, and the corresponding 11’ and 12’ in FDD mode, provided in the Annex to Resolution No 1,034-E/17, for the provision of the Advanced Mobile Communications Service in locations and areas described in the Project hereby approved.

The Resolution provides as URV for the radio spectrum the following bands involved in the project:

•                 900 MHz Band = 0,1841 (US$/MHz/inhabitant)

•                 2,600 MHz Band = 0,0423 (US$/MHz/inhabitant)

RV for frequencies involved in the Project in FDD mode is set in US$178,419,397 calculated pursuant to Section 7 of MINCOM Resolution No. 171-E/17, based on the URV provided in the foregoing section.

The rule establishes that the following discounts and weighting factors will be applied, which shall be calculated pursuant to section 7 of MINCOM Resolution No. 171-E/17, and which in detail will be used in order to determine the amount of the Financial Compensation that will be part of the agreement to be settled.

•                 Discounts:

- The amount equivalent to the frequencies of the spectrum whose return is provided in section 7 therein, and whose value will be calculated according to the URV provided in section 8 herein, as appropriate.

-The amount corresponding to the valuation of the Coverage Obligations provided by section 10 of the regulation.

•                 Weighting Factors:

-The speed of networks and service deployment calculated from the amount of investment for the first five years, with respect to the total Project hereby approved.

-The speed of deployment of the Coverage Obligations provided in section 10 therein.

The approved Project has not been published and its implementation is subject to the issuance of the agreement specifying the terms, conditions, goals, obligations and other issues inherent to the provision of Advanced Mobile Communications Service, which is pending of subscription.

The Company and Personal, with the assistance of its legal advisors, are analyzing the impact that the application of the provisions of MINCOM Resolution No. 171-E/17, ENACOM Resolution No. 1,034-E/17and ENACOM Resolution No. 1,299-E/17 may have on their business.

(k) SC Resolution No.1/13 - Contingency plan for service provision in case of emergencies

On April 8, 2013, SC Resolution No.1/13 was published in the Official Bulletin, establishing that all mobile operators should guarantee the service provision, even in emergency situation or catastrophe, in which case the normal service provision must be restored in a maximum period of one hour. Mobile operators must, in all cases, prioritize the access to emergency services in the affected areas.

In addition, SC Resolution No.1/13 established that mobile operators present within 45 days a Contingency Plan for emergency situations, for purposes of guaranteeing the continuity of services in such circumstances.

As of the date of issuance of these consolidated financial statements, Personal has appealed SC Resolution No.1/13 exposing the arguments by which the mentioned resolution should be released. However, Personal has met its commitment to present a Contingency Plan for emergency situations.

On January 26, 2015, the CNC provided comments on Personal’s Contingency Plan and also required the reporting of the measures chosen to implement the Plan and the status thereof. Personal filed to AFTIC a new Contingency Plan with the required amendments. As of the date of issuance of these consolidated financial statements, the Regulatory Authority has not pronounced on this matter.

(l) SC Resolution No.5/13 – Telecommunication service quality regulation

On July 2, 2013, SC Resolution No.5/13 was published in the Official Bulletin. This Resolution approved a “telecommunication service quality regulation”, establishing, among others, new quality parameters required for telecommunication services provided through mobile and fixed public networks, for all the operators in Argentina, as well as the obligation to provide periodic information to the CNC.

CNC Resolution No.3,797/13 was published in the Official Bulletin on November 13, 2013, supplementing SC Resolution No. 5/13 and approving the Audit Procedures and Technical Verification of Service Quality Regulation of Telecommunications Services Manual.

Pursuant to the provisions of CNC Resolution No.3,797/13, the Company and Personal have submitted their respective “Technical Reports” (detailed technical specifications of the measurement process) and have made their submissions providing the required information pursuant to the provisions of SC Resolution No.5/13.

On August 14, 2014 the CNC notified the Company and Personal that the audits and technical verifications that the Regulatory Authority shall perform on the supply of services regarding licenses of the Company and Personal will be performed following the processes and methods of measurement exhibited in the respective presentations of the “Technical Reports”. The CNC also notified the Company that these shall be carried out using the principles set forth in SC Resolutions No.5/13 and CNC No.3,797/13. Notwithstanding, the CNC developed verification tasks of the mobile services by means of tests of calls and data with measuring mobile devices in different locations of the country using procedures different from those defined in the Quality Regulation and published the results at “quenosecorte.gob.ar”.

Within the scope of said verifications, the CNC initiated penalty processes against Personal for alleged non-compliance with CNC Resolution No.3,797/13. The Management of Personal has in a timely basis submitted its solid legal defense against these claims.

Since the enforceability of this Resolution is subject to the compliance of certain steps for its implementation with the previous approval of the Regulatory Authority, the Company and Personal have carried out the corresponding reservations of their rights in each of their submissions. In addition, the Company has stated in its different submissions that, due to the special circumstances that affected its tariff structure, the compliance of the burdensome operative and customer service parameters set forth in SC Resolution No.5/13 should not apply.

(m) Regulation of Virtual Mobile Operators

SC Resolution No.68/14, published in the Official Bulletin on October 28, 2014, approved the Regulation of Virtual Mobile Operators (“VMO”) and the Basic Requirements for VMO Agreements. Among its provisions, the Resolution states that the Network Mobile Operators (“NMO”) that have spectrum and infrastructure, shall annually file a reference offer for those interested in providing services as VMO, in which they will set forth the technical and economic conditions, which shall be reasonable and non-discriminatory. The Resolution also provides the modalities and procedures for the provision of such services. According to Article 2 of the Annex of the Resolution, the Regulation is applicable to SCMA.

Ministry of Communications Resolution No. 38/16, issued on May 5, 2016, approved the new Regulation of Virtual Mobile Operators (“VMO”) and revoked SC Resolution No. 68/14, which had approved the Regulation of Virtual Mobile Operators previously provided by former SC.

The mentioned Resolution provides that Network Mobile Operators (“NMO”), which have spectrum and infrastructure (among them, Personal), must submit, within 120 calendar days since the Resolution publication, a Reference Offer (“the RO”) for those interested in providing VMO services. The RO must be published annually in the NMO and on the Regulatory Authority official web site, and shall provide the economic and technical conditions (that will be freely established between the parties, reasonable, and non-discriminatory), clearly detailing the prices and conditions of each of the benefits and services to be provided.

This new Regulation is applicable for Mobile Communications Service (SCM), which includes Mobile Telecommunication Services (STM), Cellular Mobile Radio-communications Services (SRMC), Personal Communications Services (PCS) and Mobile Advanced Communications Services (SCMA). The Resolution also provides the procedures for the Services Agreements subscription between the NMO and the VMO, which will determine the terms and conditions under which the NMO will provide telecommunications network access and, where appropriate, telecommunications network interconnection the VMO.

On September 1, 2016, Personal filed a presentation to the Ministry of Communications through which it exposed substantial grounds for finding essential the suspension of the deadline for submission of the OR provided in Section 2 of Ministry of Communications Resolution No. 38/16, until the 700MHz frequencies comprising Lot 8 (awarded and paid by Personal) were in full conditions of use and until the spectrum of Lot 1 of the Frequency Bands Public Auction developed by SC Resolution No. 38/14 was allocated and “on-air”. Through the mentioned presentation it was also requested: a) the removal of Section 10 of Annex I of the above-mentioned rule (which does not allow agreements with VMO on an exclusive basis); b) that ENACOM enclose interference measurements carried out in the 700MHz Band awarded to Personal; and c) that ENACOM informs whether it has definitively resolved all the claims filed by the users of such band.

Notwithstanding its presentation, on January 12, 2017, ENACOM charged Personal for non- compliance with the RO presentation. Personal has submitted its discharge rejecting the accusation and has submitted its RO, which validity is subject to the resolution of the legal issues exposed in its submissions.

(n) Decree No. 798/16: National Plan for the Development of Competitiveness Conditions and Quality of Mobile Communications Services

Decree No. 798 published in the Official Bulletin on June 22, 2016 – issued within the scope of the Ministry of Communications– approved the National Plan for the Development of Competitiveness Conditions and Quality of the Mobile Communications Services, which has its strategic focus on encouraging greater efficiency in the market, with quality services at fair and reasonable prices.

The above mentioned plan provides that within 90 days the Ministry of Communications shall, i) start the process of adaptation of the scheme approved by Resolution SC No. 157/97 (CPP scheme) to the provisions of the LAD; ii) update the General Regulation of MCS customers along with the process initiated by the Resolution SC No. 12/13, proving for the existence of mechanisms that would allow customers to access information about the quality of the service and to get benefits and/or compensation in their services in case of non-compliance with the established quality standards; (iii) start the process of adaptation of the “Regulation on Administration, Management and Control of Frequency Bands” (Reglamento sobre Administración, Gestión y Control del Espectro Radioeléctrico”), to the provisions of the LAD, in order to introduce greater competitiveness in all services; (iv) update the “National Scheme for the Granting of Frequency Bands” (Cuadro Nacional de Atribución de Bandas del Espectro Radioeléctrico) so as to increase the availability of frequencies for the provision of mobile communications services, for which purpose the procedures provided in section 30 of the LAD will be initiated; v) incorporate to the “Universal Service General Regulation” (Reglamento General del Servicio Universal) approved by Resolution ENACOM No. 2.642/16, the granting of priority to consider -in programs with SU Funds- projects eligible to be developed in those Municipalities which have adopted the legislation proposed in the “Code of Good Practices for the Deployment of Mobile Communication Networks” (Código de Buenas Prácticas para el Despliegue de Redes de Comunicaciones Móviles) provided by the “Argentine Federation of Municipalities and the Operators of Mobile Communications” (Federación Argentina de Municipios y los Operadores de Comunicaciones Móviles”) and supported by the former SC of the former Ministry of Federal Planning, Public Investment and Services on August 20, 2009, or those contemplating rules of similar characteristics that would not prevent, in fact or Law, the deployment of such networks; (vi) develop a National Contingency Plan for disaster situations; and (vii) Update the National Interconnection Regulations and Licensing for Telecommunications Services and the Scheme of Portability Number approved by Resolution SC No. 98/10.

This Decree also provides that the Ministry of Communications, through the ENACOM, shall, in a 60-calendar-day term, prepare measurement protocols that would enable to show the quality perception of MCS users, taking into account UIT parameters, and review and update quality standards for the ICT service networks through all the corresponding areas.

In addition, the ENACOM shall perform measurements of non-ionizing radiations in order to control that these remain within non-harmful levels to human health, and the “Administration Agency for State Property” (Agencia de Administración de Bienes del Estado - AABE) shall in its role as governing Body of the state property policy, perform procedures and administrative acts and relevant contracts to grant the use for valuable consideration of terraces, roofs, towers, solar and/or any installation, plant or property sector of the State that are suitable for the installation of supporting structures of antennas, equipment and installations associated with telecommunications, information technologies and communications and/or audiovisual communication services. The AABE will make available for the licensees of such services and for independent companies sharing passive infrastructure, the listing of state properties potentially suitable for such facilities.

Among other aspects, the Decree provides that, as a way to encourage the rapid deployment of networks and the infrastructure sharing, rent fees will not be charged for a 1-year period for the use of state property in which base stations are installed within 3 months of publication of the rule in the Autonomous City of Buenos Aires, or within 6 months in the rest of the country. Under the same condition, this period will be extended to 3 years when the infrastructure is shared by two Mobile Services Licensees, and to 4 years when it is shared by more than two. Identical benefit will be granted if it is a sharing independent company of passive infrastructure, and the above conditions are met.

In this regard, it is worth mentioning the agreement signed on April 27, 2016 between Personal, AMX Argentina S.A., Telefónica Móviles Argentina S.A., the Ministry of Communications and the Government of the City of Buenos Aires, to facilitate the deployment of network infrastructure in the area of Comuna 1 of the Autonomous City of Buenos Aires, including the use of roofs and luminaries of the GCBA.

As of the date of issuance of these financial statements, the issuance of the rules regulating the above mentioned provisions is still pending.

Through Resolution No. 5/2017 of the Ministry of the Interior, Public Works and Housing Court of Appraisals of the Nation (February 1, 2017), initial monthly rent fees for the year 2017 were approved, for the use against payment of terraces, roofs, solar towers or any installation, plant or sector of state property that are suitable for the installation of supporting structures of antennas, equipment and installations associated with telecommunications, information technologies and communications and audiovisual communication services.

(o) Mobile Services Parcial Interruption

On October 5, 2016, while upgrading some Personal’s network equipment, an equipment failure caused difficulties in establishing voice communications in some random areas for approximately five hours. The rest of the mobile services, such as data, were not affected. Clients could continue communicating by data instant messaging and other applications without inconveniences. The failure affected approximately one million mobile subscribers across the country.

Due to this partial interruption, during October 2016, Personal subsidized to its prepaid subscribers a full day of calls to other Personal’s subscribers and also subsidized to postpaid subscribers a full day of their monthly charges.

(p) “Tax Stability” principle: impact of variations in Social Security contributions

On March 23, 2007, the SC issued Resolution No. 41/07 relating to the impact of variations in social security contributions occurring after November 8, 1990 and the proposed use for the resulting savings and increases in contribution rates that have occurred.

The Company had recorded a liability related to the savings caused by reductions in the levels of social security contributions initially earmarked for the argentina@internet.todos Program. The mentioned savings were substantially generated during fiscal year 2000. Resolution No. 41/07 allowed the Company to recover the increases in social security contributions that it has to pay as a consequence of the increase in social contributions rates.

Within this context and considering applicable the principle of tax stability provided by the Transfer Agreement approved by Decree No. 2,332/90, the Resolution authorized the aforementioned savings being offset with the amounts arising from the application of the mentioned increases.

The offset of both concepts and the determination of a balance, were subject to the audit results performed by the Regulatory Authority according to the information provided by the Company. The mentioned audit was performed during the third quarter of 2007. The Company took knowledge of the proceedings, in which the CNC recognized a receivable arising from increases in social contributions within the scope of Resolution No. 41/07, and cancelled payables arising from reduction in social contributions taxes with the Regulatory Authority and other sanctions imposed to the Company.

As of December 31, 2016, the Company has a net receivable of $34 which, in addition to the receivable of $23 corresponding to the IDC as explained in (q) below, is included in the line item “Other receivables”.

Since Resolution No. 41/07 provides the Company the right to offset receivables with existing and/or future regulatory liabilities and, given the Company’s intention to exercise this right, the receivable was recorded net of several provisions. As of December 31, 2016, the provisions which can be offset with the receivables arising from Resolution No. 41/07 and from IDC amounted to $57.

It is worth mentioning that since December 2008, the Company continued its practice of billing customers for the increases in its social security contribution rate accrued from October 2008, applying the same method used to bill the IDC.

(q) Tax on deposits to and withdrawals from bank accounts charged to customers

On February 6, 2003, the Ministry of Economy, through Resolution No.72/03, defined the method to allow, going forward, rate increases on Basic Telephone Services reflecting the impact of the IDC. The amount of tax charged must be shown separately in customers’ bills. The Company has determined the existence of a remaining unrecovered amount of approximately $23 that arose before the issuance of Resolution No.72/03.

In April 2007, the Company provided the CNC with supporting documentation about this amount and in May 2007 filed its preliminary economic evaluation to the Regulatory Authority. The Company took knowledge of the Regulatory Authority’s documentation which corroborates the amount claimed by the Company and provides a similar offsetting method pursuant to Resolution No.41/07 (as described in (m) above). As a result, the Company recorded as “Non-current Other receivable” a total of $23. This receivable is also included in the provisions for regulatory matters described above.

(r)   Dollarization and pesification of rates

Convertibility period of the peso to the US dollar: dollarization rates.

On November 28, 1991 the Company and Telefónica signed an agreement with the Argentine government related to the rate regime, which was ratified by Decree No. 2,585/91 and was effective from December 18, 1991. The most relevant aspects included in this agreement that amended the rate regime provided by the Transfer Agreement were:

1. The rate, measured in basic telephone pulses, was set in US dollars, adjustable twice a year (April and October) based on the variation of the U.S. C.P.I. (all items). These rate adjustments did not require the prior approval of the Regulatory Authority. Since 2000 these rate adjustments were not applied according to agreements signed with the SC, which delayed its implementation. Subsequently, in October 2001, an injunction prevented the continuity of application, as indicated in o) above.

2. The customers billing continued performing in local currency.

Rates pesification: regulated public services rates freezing

On January 6, 2002, the Argentine government enacted Law No.25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”). This Law, by Article 8, annulled adjustment clauses in dollars or other foreign currencies and indexation clauses based on price index and any other indexation method. As a consequence, from that date the Company’s rates were set in pesos at the exchange rate $1 argentine peso per US$ 1. As a consequence, regulated fixed service tariffs remained frozen until the end of the year 2015. Such freezing of tariffs violated the Transfer Contract and regulations that supplemented it.

The Transfer Agreement and the resolution of the regulatory issues that negatively affected the operations of the Company since the enactment of the Public Emergency Law and the Exchange Regime System Reform in January 2002 (pesification of rates, lack of compensation for SU features, increased penalties for delays in repairing and installation in fixed telephony, etc.), have not been fulfilled by the Argentine government making it responsible for the damages caused.

Additional information on the Company’s tariffs pesification, Letters of Understanding with the National Government / UNIREN and Price Cap are presented in consolidated financial statements of prior years.

(s)  Other regulations

“Buy Argentine” Act

According to the provisions of Article 1 of Law No. 25,551, which is regulated by Decree No.1,600/02, Telecom Argentina, as a public fixed telephone service licensee, and their respective direct subcontractors, shall give preference to the purchase or lease domestic goods and services.

Article 2 of the mentioned law provides that a good or service is of domestic origin when it has been produced or extracted in Argentina, provided that the cost of raw materials, supplies or nationalized imported materials do not exceed 40% of the goods or services gross production value.

Article 3 of the mentioned law provides that the preference established in Article 1 to domestic goods or services will apply when, for identical or similar goods or services, under cash payment terms, the price is equal to or lower than the price of imported goods or services, increased by 7% when the offering of the good or services is carried out by companies qualified as SME, and 5% when the offering of the good or services is carried out by other companies. For comparison purposes, the price of imported goods shall include import duties and taxes and all expenses required for its nationalization.

The mentioned law provides that the hiring companies shall announce their tenders in the Official Bulletin as required by the regulation involved, so as to provide all possible bidders timely access to information that enables them to participate in the mentioned tender. It is worth mentioning that the communication provided in the hiring processes law for purchases subject to the Buy Argentine Act, establishes a considerable period prior to the issuance of the purchase order. The mentioned Act also establishes criminal sanctions for non-compliance.

Relating to services acquisitions, Decree No.1.600/02 refers to Law No. 18,875, which provides the obligation to hire only companies, consultants and domestic professionals, as defined in the mentioned Law. Any exceptions must be approved by the competent Ministry.

In August 2004, the CNC Resolution No. 2,350/04, approved the “Procedure for the accomplishment of the Buy Argentine Act”, which includes the obligation to submit semiannual affidavits related to the compliance with the Act. The Act provides an administrative sanctions procedure for non compliance with this information procedure.

It is worth mentioning that this Act provides to the Company less operational flexibility related to, among other matters, the terms lengthening in tenders, authorizations management prior to acquisitions and higher administrative expenses for the required semiannual information submission.

Regulation Draft for Mobile Communication Service Subscribers

SECTIC Resolution 6-E/16 issued on September 16, 2016 declared the opening of the Procedure provided by the “General Regulation for the Participatory Formulation of Regulations” (Reglamento General para la Elaboración Participativa de Normas) in relation to the draft of “Regulation for Mobile Communication Service Subscribers” (Reglamento de Clientes de los Servicios de Comunicaciones Móviles) published in the Official Bulletin and on the ENACOM website. This Procedure invites citizens to express their opinions and proposals regarding the Regulation draft. The deadline for opinions and proposals submission expired on November 1, 2016. Personal submitted its comments to the Regulation draft.

Amendment Draft to the “Number Portability Regulation”

Through SECTIC Resolution 7-E/16 issued on September 16, 2016, the ICT Secretary declared the opening of the Consultation Document procedure provided by the “General Regulation of Public Hearings and Consultation Documents for Communications” (Reglamento General de Audiencias Públicas y Documentos de Consulta para las Comunicaciones), in relation to the “Number Portability Regulation” Amendment Project. The submission of opinions and proposals deadline expired on October 17, 2016. Personal submitted its opinion to the amendments proposed in the published draft.

Document on “Consultation on Interconnection and ICT Services Network Access”

Through SECTIC Resolution 9-E/16: published on September 22, 2016, the ICT Secretary declared the opening of the procedure provided by the “General Regulation of Public Hearings and Consultation Documents for ICT Services” in relation to the document “Consultation on Interconnection and ICT Services Networks Access”. On October 20, 2016, the Company submitted to the ICT Secretary its opinions and proposals for the published consultation.

Identification of Users of the Mobile Communications Service

Through Resolution No. 6-E/16, issued on November 10, 2016, the Ministry of Security and MINCOM, decided jointly to instruct ENACOM to adopt, within a period of 15 days, the necessary measures to identify all Mobile Communications Service users of the country in a Mobile Communications Service Identity Record.

ENACOM Resolution No. 8,507-E/16, published on December 2, 2016, approved the Regulation for the Mobile Communications Services user’s identity validation. Personal is developing the necessary actions and implementations in order to comply with the registration guidelines of its subscribers, provided in this regulation.

“Consultation on ICT Services Licenses Regulation” Document

MINCOM and SECTIC Resolution No. 1-E/17, issued on January 20, 2017, declared the opening of the Consultation Document procedure provided in Annex I of the “General Regulations for Public Hearings and Communications Consultation Documents”, in relation to “ICT Services Licenses Regulation” project.

Blocking Procedure for handsets with Theft or Loss Report and Identification of Irregular IMEIS

ENACOM Resolution No. 2,459/16, published in the Official Bulletin of May 20, 2016, approved the “Terminal Blocking Procedure for handsets with Theft or Loss Report and Identification of Irregular IMEIS”, for the purpose of establishing the obligations to be complied by Mobile Communications Service Providers and Virtual Mobile Operators regarding the blocking of mobile handsets with theft or loss report, and the identification of Irregular IMEIs operating on their networks, as well as the obligations of loading and updating negative databases, or “negative list”.

The Regulation entered into force since July 6, 2016 and among its main provisions establishes that SCM users should report the theft or loss of their telephone line and its associated ETM to its PSCM, which should block the Telephone line and its last associated IMEI without any exception, by including the latter in its Negative Database (BDN) at the time of receiving the complaint. The PSCM and the MVNO should make available to the users different channels of contact for the receipt of complaints, among which stand out: i) Personalized Attention in branches and customer service centers; Ii) Telephone Assistance, through a unique and free number to which the user must have access both by mobile telephone network and by fixed telephone network; Iii) PSCM Web site.

The PSCM shall exchange their BDNs in order to ensure that the IMEIs contained therein are blocked or enabled in all networks, with a period of EIGHT (8) hours, and shall include the Authority Of Application in the circuit of exchange of registrations, so that the latter updates the Administrative Database, administered by the Application Authority.

The standard establishes control mechanisms in relation to Irregular IMEIs, which provide that the PSCM must arbitrate the necessary means to analyze their networks in order to detect the activity of ETM with Irregular IMEI, for later blocking, providing a Term for its implementation of 180 days, counted from the effective date of the Regulation.

It is also provided that the PSCM should block and include in their BDN all invalid IMEI detected. For the cases of the ETMs associated with a telephone line prior to the present time, the PSCM shall, within a period of TWO (2) years, block and include in the BDN all invalid IMEI detected in their Networks.

Personal is developing the necessary system implementations in order to comply with the provisions of this Regulation.

Request for preliminary opinion on the eventual case of corporate integration

During 2016 the Company’s Management started a project to analyze the technical feasibility of a corporate integration with Personal, in order to simplify the business processes and reduce the cost structure of the Group. Within the framework of this Project, in December 2016, the Company and Personal requested to ENACOM a preliminary opinion on the conditions of the transfer of licenses and frequencies of Personal in favor of Telecom Argentina, prior to any corporate integration decision that the Directors of both companies would decide. In February 2017, clarifications were provided on the reasons for the request made. As of the date of issuance of these consolidated financial statements, the Regulator’s response is still pending.

Tuves’ shares purchase option for Núcleo

On October 4, 2016, Núcleo’s Board of Directors authorized the execution of the shares purchase option that TU VES S.A (Chile) granted to Núcleo in order to acquire the controlling interest in Tuves.

On October 6, 2016 Tuves’ shareholders accepted Núcleo’s proposal for executing the shares purchase option (70% Tuves’ total capital), which is subject to the CONATEL’s previous approval.

As of the date of issuance of these consolidated financial statements, the CONATEL has not concluded on this matter.

Note 3 – Significant accounting policies

a)            Going concern

The consolidated financial statements for the years ended December 31, 2016, 2015 and 2014 have been prepared on a going concern basis as there is a reasonable expectation that Telecom Argentina and its subsidiaries will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

b)           Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Argentine pesos ($), which is the functional currency of all Telecom Group’s companies located in Argentina. The functional currency for the foreign subsidiaries of the Telecom Group is the respective legal currency of each country.

The financial statements of the Company’s foreign subsidiaries (Núcleo, Personal Envíos, Telecom USA and Springville –up to February 2014–) are translated using the exchange rates in effect at the reporting date; for assets and liabilities while income and expenses are translated at the average exchange rates for the year. Exchange differences resulting from the application of this method are recognized in Other Comprehensive Income. The cash flows of foreign consolidated subsidiaries expressed in foreign currencies included in the consolidated statement of cash flows are translated at the average exchange rates for each year.

c)            Foreign currency transactions

Transactions in foreign currencies are translated into the functional currency using the foreign exchange rate prevailing at the date of the transaction or valuation where items are re-measured. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the foreign exchange rate prevailing at the reporting date. Exchange differences are recognized in the consolidated income statement and are included in Financial income/expenses as Foreign currency exchange gains or losses.

d)           Consolidation

These consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control (Personal, Núcleo, Micro Sistemas, Telecom USA, Personal Envíos and Springville –up to February 2014–) as of December 31, 2016, 2015 and 2014.

Control exists when the investor (Telecom Argentina) has power over the investee; exposure, or rights, to variable returns from its involvement with the investee and has the ability to use its power to affect the amount of the returns. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They should be deconsolidated from the date that control ceases.

In the preparation of the consolidated financial statements, assets, liabilities, revenues and expenses of the consolidated companies are consolidated on a line-by-line basis and non-controlling interests in the equity and in the profit (loss) for the year are disclosed separately under appropriate captions, respectively, in the consolidated statement of financial position, in the consolidated income statement and in the consolidated statement of comprehensive income.

All intercompany accounts and transactions have been eliminated in the preparation of the consolidated financial statements.

Financial year-end of all the subsidiaries’ financial statements coincides with that of the Parent and are prepared as of the same closing date and in accordance with the same accounting policies.

e)            Revenues

Revenues are recognized to the extent that it is considered probable that economic benefits will flow to the Company and their amount can be measured reliably. Final outcome may differ from those estimates.

Revenues are stated net of discounts and returns.

The Company discloses its revenues into two groups: services and equipment. Service revenues are the main source of income for the Company and are disclosed by nature: Voice services, Internet services and Data transmission services. This classification of revenues is given by different commercial offers and products, type of contracts and kind of customers. Equipment sales represent a precursor of the mentioned service revenues; therefore, the Group only sells equipment to customers and, from time to time, the Management of Personal and Núcleo decide to sell mobile handsets at prices lower than their respective costs in order to acquire new contracts with a minimum non-cancelable period of permanence.

Other income mainly includes penalties collected from suppliers which are realized in the ordinary course of business but are not the main business objective.

The Company’s principal sources of revenues are:

Fixed telecommunication services and products

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and monthly fees for additional services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when services are rendered. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the year.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized on a monthly basis as services are provided.

Revenues from the sale of prepaid calling cards are recognized on the basis of the minutes used, at the contract price per minute, or when the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue on prepaid calling cards” under Deferred revenues line item in the statement of financial position.

Interconnection charges represent amounts received by the Company from other local service providers and long-distance carriers for calls that are originated on their networks and transit and/or terminate on the Company’s network. Revenue is recognized as services when they are provided.

Traffic revenues from interconnection and roaming are reported gross of the amounts due to other telecommunication operators.

Non-refundable up-front connection fees for fixed telephony, data and Internet services that are non-separable from the service are accounted for as a single transaction and deferred (as well as the related costs not in excess of the amount of revenues) over the term of the contract or, in the case of indefinite period contracts, over the average period of the customer relationship (approximately 8 years in the case of fixed telephony’s voice services).

Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period up to an amount equal to or less than the amount of deferred revenues. Generally, reconnection revenues are higher than its associated direct expenses.

Revenues from sales of goods, such as telephone and other equipment, are recognized when the significant risks and rewards of ownership are transferred to the buyer.

Revenues on construction contracts are recognized based on the stage of completion (percentage of completion method). When the outcome of a construction contract can be estimated reliably, contract revenue and contract costs associated with the construction contract are recognized as revenue and expenses respectively by reference to the stage of completion of the contract activity at the end of the reporting period. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable.

No revenue or costs on construction contracts were recorded for years 2016 and 2015, respectively.

Revenue on construction contracts recognized in the year ended December 31, 2014 amounted to $7. The 2014 agreement provides finance within 48 months from November 2014, the date when the implementation of the project was effective. As of December 31, 2016, $17 are receivables.

Cost on construction contracts recognized in the year ended December 31, 2014 amounted to $6

Revenue from international telecommunications services mainly includes voice and data services and international point-to-point leased circuits. Revenues from international long-distance service reflect payments under bilateral agreements between the Company and foreign telecommunications carriers, covering inbound international long-distance calls. Revenues are recognized as services when they are provided.

Data and Internet revenues mainly consist of fixed monthly fees received from residential and corporate customers for data transmission (including private networks, dedicated lines, broadcasting signal transport and videoconferencing services) and Internet connectivity services (dial-up and broadband). These revenues are recognized as services when they are rendered.

Mobile telecommunication services and products

Telecom Group provides mobile services throughout Argentina via cellular and PCS networks. Cellular fees consist of monthly basic fees, airtime usage charges, roaming, charges for TLRD, CPP charges and additional charges for VAS, including call waiting, call forwarding, three-way calling, voicemail, SMS, GPRS, Mobile Internet and for other miscellaneous cellular services. These revenues are recognized as services when they are rendered.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from the corresponding accounts receivable.

Revenues from the sale of prepaid calling cards are recognized on the basis of the traffic used, at the contract price per minute, or when the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue on prepaid calling cards” under Deferred revenues line item in the statement of financial position.

Revenues from sales of goods, such as handsets, sim cards, tablets, smartphones and other equipment are recognized when the significant risks and rewards of ownership are transferred to the buyer.

Personal and Núcleo offer to their subscribers a customer loyalty program. Under such program Personal and Núcleo grant award credits as part of the sales transactions which can be subsequently redeemed for goods or services provided by Personal and Núcleo or third parties. The fair value of the award credits is accounted for as deferred revenue, and recognized as revenue when the award credits are redeemed or expire, whichever occurs first. Those revenues are classified as service or goods revenues depending on the goods or services redeemed by the customers.

Applicable to both fixed telephony and mobile telephony, for offerings including separately identifiable components (as equipment and service), the Company and its subsidiaries recognize revenues related to the sale of the equipment when it is delivered to the final customer whereas service revenues are recorded when rendered. The total revenue generated by this type of transactions is assigned to the separately identifiable units of accounting based on their fair values, provided that the total amount of revenue to be recognized does not exceed the contract revenue. IFRS does not prescribe a specific method for such assignation of revenue. However, telecommunications industry practice generally applies the method known as “residual method”, which was used in the preparation of the present consolidated financial statements. The “residual method” requires identifying all the components that comprise a transaction and allocating its fair value on an individual basis to each of them. Under this method, the fair value of a delivered item (which could not be individually determined) is determined as the difference between the total arrangement consideration and the sum of the fair values of those elements for which fair value can be estimated on a stand-alone basis.

f)               Financial instruments

f.1) Financial assets

Financial assets and liabilities, on initial recognition, are measured at transaction price as of the acquisition date. Financial assets are derecognized in the financial statement when the rights to receive cash flows from them have expired or have been transferred and the Company has transferred substantially all the risks and benefits of ownership.

Upon acquisition, in accordance with IFRS 9, financial assets are subsequently measured at either amortized cost, or fair value, on the basis of both:

(a) the entity’s business model for managing the financial assets; and

(b) the contractual cash flow characteristics of the financial asset.

A financial asset shall be measured at amortized cost if both of the following conditions are met:

(a) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows, and

(b) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Additionally, for assets that met the abovementioned conditions, IFRS provides for an option to designate, at inception, those assets as measured at fair value if doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

A financial asset that is not measured at amortized cost according to the paragraphs above is measured at fair value.

Financial assets include:

Cash and cash equivalents

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed three months.

Cash and cash equivalents are recorded, according to their nature, at fair value or amortized cost.

Time deposits are valued at their amortized cost.

Investments in other short-term investments are carried at fair value. Gains and losses are included in financial results as other short-term investment gains. During 2016 and 2015, Personal acquired other short-term investments whose main underlying asset is adjustable to the variation of the US$/$ exchange rate (dollar linked).

Investments in Lebacs are valued at amortized cost.

Trade and other receivables

Trade and other receivables classified as either current or non-current assets are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less allowances for doubtful accounts.

Investments

During 2016, Telecom Argentina received in payment certain Provincial Government bonds denominated in argentine pesos (Provincia de Mendoza and Provincia de Buenos Aires) that bear interests in argentine pesos. These Provincial Government bonds are valued at amortized cost and their results are included in Financial results as investment gains.

Those National, Provincial and Municipal Governments bonds denominated in foreign currency whose initial intention is to keep them until their maturity, are measured at amortized cost and bear an interest in foreign currency. In this particular case, Management estimated the US Dollar denominated cash flows to be generated until maturity and compared that amount to the fair value of the instrument in US Dollars at the acquisition date. The acquisition cost in US Dollars has been adjusted by applying the IRR and the resulting value was converted to Argentine pesos using the exchange rate as of the date of measurement. The exchange differences generated by these bonds are included in Financial expenses as Foreign currency exchange gains or losses.

Likewise, Telecom Argentina and Personal acquired Government bonds during 2015 and 2016. Taking into account the business model chosen to manage these financial assets, and according to the provisions of IFRS 9, these bonds are recorded at their fair value and its results were included in Financial results – Other investments gains.

Núcleo’s purchase option for the 70% interest stake in Tuves Paraguay S.A. is recorded at its fair value through profit or loss according to IFRS 9.

The 2003 Telecommunications Fund is recorded at fair value.

Impairment of financial assets

At every annual or interim closing date, assessments are made as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the consolidated income statement for financial assets measured at cost or amortized cost.

Certain circumstances of impairment of financial assets that the Group assesses to determine whether there is objective evidence of an impairment loss could include: delay in the payments received from customers; customers that enter bankruptcy; the disappearance of an active market for that financial asset because of financial difficulties; observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets, significant financial difficulty of the obligor, among others.

f.2) Financial liabilities

Financial liabilities comprise trade payables (excluding Derivatives), financial debt, which include Notes as informed in Note 12 to theses consolidated financial statements, salaries and social security payables (see n) below) and certain other liabilities.

Financial liabilities other than derivatives are initially recognized at fair value and subsequently measured at amortized cost. Amortized cost represents the initial amount net of principal repayments made, adjusted by the amortization of any differences between the initial amount and the maturity amount using the effective interest method.

f.3) Derivatives

Derivatives are used by Telecom Group to manage its exposure to exchange rate and sometimes interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to pre-established operational limits.

All derivative financial instruments are measured at fair value in accordance with IFRS 9.

Derivative financial instruments qualify for Hedge Accounting only when:

a) The hedging relation consists only on hedging instruments and hedged items eligible;

b) Since its inception the hedging relation and the purpose and risk management strategy, are formally designated and documented;

c) the hedge is expected to fulfill the efficacy requirements described in Note 20 – Hedge Accounting.

When a derivative financial instrument is designated as a cash flow hedge (the hedge of the exposure to variability in cash flows of an asset or liability, a firm commitment or a highly probable forecasted transaction) the effective portion of any gain or loss on the derivative financial instrument is recognized directly in OCI. The cumulative gain or loss is removed from OCI and recognized in the consolidated income statement at the same time as the hedged transaction affects the consolidated income statement. The gain or loss associated with the ineffective portion of a hedge is recognized in the consolidated income statement immediately. If the hedged transaction is no longer probable, the cumulative gains or losses included in OCI are immediately recognized in the consolidated income statement.

If hedged item is a prospective transaction that results in the recognition of a non-financial asset or liability or a firm commitment, the cumulative gain or loss that was initially recognized in OCI is reclassified to the carrying amount of such asset or liability.

If Hedge Accounting is not appropriate, gains or losses arising from the fair value measurement of derivative financial instruments are directly recognized in the consolidated income statement.

For additional information about derivatives operations during 2016 and 2015, see Note 20.

g)           Inventories

Inventories are measured at the lower of cost and estimated net realizable value. Cost is determined on a weighted average cost basis. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Allowances are made for obsolete and slow-moving inventories.

From time to time, the Management of Personal and Núcleo decide to sell mobile handsets at prices lower than their respective costs. This strategy is aimed at achieving higher service revenues or at retention of high value customers by reducing customer access costs while maintaining the companies’ overall mobile business profitability since the customer subscribes a monthly service contract for indefinite period with a minimum period of permanence and, if the contract is abandoned in advance, the mobile company has the right to cancel, totally or partially, the bonus granted to the customer at the beginning of the contractual relationship. For the estimation of the net realizable value in these cases the Company considers the estimated selling price in normal course of business less applicable variable selling expenses plus the expected margin from the service contract signed during its minimum non-cancelable term.

h)           PP&E

PP&E is stated at acquisition or construction cost. Subsequent expenditures are capitalized only when they represent an improvement, it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably.

All other subsequent costs are recognized as expense in the period in which they are incurred, unless they are improvements. When a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items if they are significant.

PP&E cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized in the statement of financial position under Provisions line item at its present value. These capitalized costs are depreciated and charged to the consolidated income statement over the useful life of the related tangible assets in the Depreciation and amortization item line.

The accounting estimates for dismantling costs, including discount rates, and the dates in which such costs are expected to be incurred are annually reviewed. Changes in the above liability are recognized as an increase or decrease of the cost of the relative asset and are depreciated prospectively.

Depreciation of PP&E owned is calculated on a straight-line basis over the ranges of estimated useful lives of the assets; the ranges of the estimated useful lives of the main PP&E are the following:

Asset	Estimated useful life (in years)
Buildings received from ENTel	35
Buildings acquired subsequent to 11/8/90	50
Tower and pole	10 – 15
Transmission equipment	3 – 20
Wireless network access	3 – 10
Switching equipment	5 – 7
Power equipment	7 – 15
External wiring	3 – 20
Computer equipment and software	3 – 5
Telephony equipment and instruments	5
Installations	2 – 10

The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously taking into account, among others, technological obsolescence, maintenance and condition of the assets and different intended use from previous estimates. The effect of such changes is recognized prospectively in the consolidated income statement.

i)               Intangible assets

Intangible assets are recognized when the following conditions are met: the asset is separately identifiable, it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably.

Intangible assets with a finite useful life are stated at cost, less accumulated amortization and impairment losses, if any.

Intangible assets with an indefinite useful life are stated at cost, less accumulated impairment losses, if any.

Intangible assets comprise the following:

- Subscriber acquisition costs (“SAC”)

Direct and incremental costs incurred for the acquisition of new subscribers with a minimum contractual period are capitalized when the conditions for the recognition of an intangible asset are met.

The cost of acquiring postpaid and “cuentas claras” subscribers in mobile telephony and broadband customers in fixed telephony meet the conditions established by IFRS for its recognition as intangible asset, since these contracts establish a minimum contractual period, which guarantees minimum monthly income by installments and, in the event of early cancellation, grants the right to cancel bonuses granted at the beginning of the contractual relationship (i.e, equipment bonuses). SAC are mainly related to the mobile services; and are mainly comprised of upfront commissions paid to third parties and, to a lower extent, of subsidies granted to customers on the sale of handsets.

In all other cases, subscriber acquisition costs are expensed when incurred.

Capitalized SAC are amortized on a straight-line basis over the term of the contract with the customer acquired.

On August 17, 2016, Law No. 27,265 (in force since August 29, 2016) was published in the Official Bulletin incorporating an amendment to Law No. 24,240 of Consumer Protection. This incorporation (in Section 10 quárter) establishes the prohibition of “collection of advance notice, advance month and/or any other concept, by service providers, including public services, in the cases of unsubscription request made by subscribers, either in a personal, telephonic, electronic or similar way” In this sense, since last quarter of 2016, the Company complies with these regulations, where applicable, and the Company’s Management will continue assessing the effects of the new regulations in its SAC capitalization policies.

- Service connection or habilitation costs

Direct costs incurred for connecting customers to the network are accounted for as intangible assets and then amortized over the term of the contract with the customer if required conditions are met. For indefinite period contracts, the deferral of these costs is limited to the amount of non contingent revenue from the customer and expensed over the average period life of the customer relationship. Costs exceeding that amount are expensed as incurred. Connection costs are generated mainly for the installation of fixed lines and amortized over an average period of 8 years.

- 3G/4G licenses

As described in Note 2.j, it includes 3G and 4G frequencies awarded by the SC to Personal in November 2014 and June 2015. In accordance with Article 12 of the Auction Terms and Conditions they were granted for a period of 15 years as from the date of awarding notification. After this deadline, the Regulatory Authority may extend the term at Personal´s request. The extension of the term, the related cost and conditions shall be defined by the Regulatory Authority.

Consequently, the Company’s management has concluded that the 3G and 4G licenses have a finite useful life and therefore are amortized under the straight-line method over 180 months.

As a consequence of Section 4 (d) of PEN Decree No. 1,340/16, which is described in Note 2.h), the remaining useful life of the frequencies included in lot 8 of the auction was re-estimated in 4Q16. It was considered that 700 Mhz bands would be released since May 2017 and, in compliance with the mentioned Decree, the period of 15 years from such date was computed. The re-estimation of the period of use of the spectrum generated a reduction of approximately $48 of the depreciations previously recorded during 2016.

- PCS license (Argentina)

The Company, based on an analysis of all of the relevant factors, has considered the license having an indefinite useful life since there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

- PCS and Band B licenses (Paraguay)

Initial acquisition costs of Núcleo’s PCS and Band B licenses were amortized under the straight-line method over 120 months. These licenses were successively renewed for a period of 5 years, estimating the finalization of its amortization during year 2017.

- Internet and data transmission license (Paraguay)

Núcleo’s license 60 years amortization was finished in fiscal year 2016.

- Rights of use

The Company purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a specified period of time. Acquisition costs are capitalized as intangible assets and amortized over the terms of the respective capacity agreements, generally 180 months.

- Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Company’s services and products. Amounts capitalized are being amortized over the life of the agreements, with expiration ranging from financial year 2009 to financial year 2028.

- Customer relationships

Customer relationships identified as part of the purchase price allocation performed upon the acquisition of Cubecorp Argentina S.A. (a company engaged in data center business) in financial year 2008, are being amortized over the estimated duration of the relationship for customers in the data center business (180 months).

j)               Leases

Finance leases

Leases that transfer substantially all the risks and benefits incidental to ownership of the leased asset are classified as finance leases. The Company recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Subsequently, minimum lease payments are apportioned between a finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents, if any, are charged as expenses in the periods in which they are incurred.

The depreciation policy for depreciable leased assets is consistent with that for depreciable assets that are owned.

As of December 31, 2016 the Telecom Group hold finance leases which represents current commercial liabilities in the amount of $47 and non-current commercial liabilities of $11. The total payable at these leases’ maturity amounts to $61. PP&E related to these financial leases and several of the mentioned leases contracts characteristics as of December 31, 2016 are detailed below:

	Book value	Lease term	Depreciation
PP&E – Computer equipment	77	3 years	3 years
Accumulated depreciation	(37)
Net carrying value as of December 31, 2016	40

Operating leases

Lease payments under an operating lease are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative.

In the normal course of business, the Company leases cell sites, switch sites, satellite capacity and circuits under various non-cancellable operating leases that expire on various dates through 2028. Rental expenses are included under Interconnection costs and other telecommunication charges and Other operating expenses items lines in the consolidated income statements.

k)            Impairment of intangible assets and PP&E

At least annually, the Company assesses whether there are any indicators of impairment of assets that are subject to amortization. Both internal and external sources of information are used for this purpose. Internal sources include, among others, obsolescence or physical damage of the asset, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include, among others, the market value of the asset, changes in technology, markets or laws, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Group over market capitalization.

The carrying value of an asset is considered impaired by the Company when it is higher than its recoverable amount. In that event, a loss shall be recognized in the statement of income.

The recoverable value of an asset is the higher of its fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the evaluated asset.

Where it is not possible to estimate the recoverable value of an individual asset, the Company estimates the recoverable value of the cash-generating unit to which the asset belongs. The Company considers each legal entity of the Group as a cash-generating unit.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded if no impairment loss had been recognized. The reversal of an impairment loss is recognized as income in the consolidated income statement.

Intangible assets with an indefinite useful life (including intangible assets under development or not ready to use) are not subject to amortization and are tested at least annually for impairment. The only intangible asset with an indefinite useful life held by the Company as of December 31, 2016 and 2015 is the PCS license (Argentina), which is entirely allocated to the Personal Mobile Service operating segment. Its recoverable amount is determined based on the value in use, which is estimated using discounted net cash flows projections.

For the years presented, the Company estimates that does not exist indicators of impairment of assets that are subject to amortization, with the exception of those referred to in the following paragraphs.

During 2016 and 2015, Telecom Argentina has assessed the recoverability of certain works in progress and materials related to AFA Plus Project, recognizing a $3 and $107 impairment loss, respectively, and recording an impairment for the total book value of the assets involved (Note 17.4). During 2015, Personal recorded an impairment of $49 related to the total amount of works related to the discontinuation of the Orga Gold IT project. During 2016 and 2015, Personal recorded an impairment of $343 and $21, respectively, related to the mobile access modernization and replacement of its cellular network’s access technology in Argentina.

Likewise, in 2016 and 2015, Telecom Argentina and Personal has assessed the recoverability of a group of former work in progress, recording an impairment of $37 and $53 as of December 31, 2016 and 2015, respectively (equivalent to its book value).

The net effects of the constitution and recovery of the mentioned impairments are recorded under “Impairment of PP&E” line item. Additional information disclosed in Note 22.

l)               Other liabilities

•                      Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Company does not sponsor any stock option plan.

Pension benefits shown under Other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability in Telecom Argentina. Benefits consist of the payment of a single lump sum equal to the salary of one month for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits.

The net periodic pension costs are recognized in the income statement, segregating the financial component, as employees render the services necessary to earn pension benefits. However, actuarial gains and losses should be presented in the statements of comprehensive income. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as required by IAS 19 revised. The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement.

The actuarial assumptions used are based on market interest rates, past experience and Management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are the following rates and salary ranges:

	2016	2015	2014
Discount rate (1)	4.8% - 6.2%	6.5% - 8.5%	7.0% - 8.5%
Projected increase rate in compensation (2)	8.0% - 22.5%	12.0% - 26.8%	13.0% - 28.2%

(1) Represents estimates of real rate of interest rather than nominal rate in $.

(2) In line with an estimated inflationary environment for the next three financial years.

Additional information on pension benefits is provided in Note 16.

•                      Legal fee

Pursuant to Law No. 26,476 - Tax Regularization Regime (“Régimen de Regularización Impositiva Ley Nº 26,476”), the Company is subject to a legal fee which shall be paid in twelve monthly consecutive installments without interest as from final judgment. It is carried at amortized cost.

m)       Deferred revenues

Deferred revenues include:

-                   Deferred revenues on prepaid calling cards

Revenues from unused traffic and data packs for unexpired calling cards are deferred and recognized as revenue when the minutes and the data are used by customers or when the card expires, whichever happens first. See Note 3.e. Revenues – Fixed telecommunication services and products.

-                   Deferred revenues on connection fees

Non-refundable up-front connection fees for fixed telephony, data and Internet services that are non-separable from the service are accounted for as a single transaction and deferred over the term of the contract, or in the case of indefinite period contracts, over the average period of customer relationship. See Note 3.e. Revenues – Fixed telecommunication services and products and Mobile telecommunication services and products.

-                   Customer Loyalty Programs

The fair value of the award credits regarding Personal and Núcleo’s customer loyalty program is accounted for as deferred revenue, and recognized as revenue when the award credits are redeemed or expire, whichever occurs first. See Note 3.e. Revenues – Mobile telecommunication services.

-                   Deferred revenue on sale of capacity and related services

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided. Those revenues are recorded under “Data” line item.

-                   Deferred income for CONATEL’s government grants

During 2010 and 2011, the CONATEL awarded to Núcleo public tenders for the expansion of the network infrastructure that provides a platform for access to mobile services and basic services in social interest areas in Paraguay.

Government grants are recognized on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate. In accordance with IAS 20 the government grants related to assets can be presented either in the statement of financial position as deferred income or as a reduction of the carrying amount of related asset. The Company elected the first alternative provided by the standard considering that recognition as deferred income adequately reflects the business purpose of the transaction. Therefore, the related assets were recognized at the cost incurred by Núcleo in the construction of the engaged infrastructure and the government grant was accounted for as deferred income and recognized in profit or loss starting at the time the infrastructure becomes operative and throughout its useful life.

n)           Salaries and social security payables

Include unpaid salaries, vacation and bonuses and its related social security contributions, as well as termination benefits. See f.2) above for a description of the accounting policy regarding the measurement of financial liabilities.

Termination benefits represent severance indemnities that are payable when employment is terminated in accordance with labor regulations and current practices, or whenever an employee accepts voluntary redundancy in exchange for these benefits. In the case of severance compensations resulting from agreements with employees leaving the Company upon acceptance of voluntary redundancy, the compensation is usually comprised of a special cash bonus paid upon signing the severance agreement, and in certain cases may include a deferred compensation, which is payable in monthly installments calculated as a percentage of the prevailing wage at the date of each payment (“prejubilaciones”). The employee’s right to receive the monthly installments mentioned above starts on the date they leave the Company and ends either when they reach the legal mandatory retirement age or upon the decease of the beneficiary, whichever occurs first.

o)           Taxes payables

The Company is subject to different taxes and levies such as municipal taxes, tax on deposits to and withdrawals from bank accounts, turnover taxes, regulatory fees (including SU) and income taxes, among others, that represent an expense for the Group. It is also subject to other taxes over its activities that generally do not represent an expense (internal taxes, VAT, ENARD tax).

If the income tax payments and withholdings exceed the amount to pay for the current tax, the excess shall be recognized as a tax credit, only if it is recoverable.

The principal taxes that represent an expense for the Company are the following:

- Income taxes

Income taxes are recognized in the consolidated income statement, except to the extent that they relate to items directly recognized in Other comprehensive income or directly in equity. In this case, the tax is also recognized in Other comprehensive income or directly in equity, respectively. The income tax expense for the year comprises current and deferred tax.

As per Argentinean Tax Law, income taxes payables have been computed on a separate return basis (i.e., the Company is not allowed to prepare a consolidated income tax return). All income tax payments are made by each of the subsidiaries as required by the tax laws of the countries in which they operate. The Company records income taxes in accordance with IAS 12.

Deferred taxes are recognized using the “liability method”. Temporary differences arise when the tax base of an asset or liability differs from their carrying amounts in the consolidated financial statements. A deferred income tax asset or liability is recognized on those differences, except for those differences related to investments in subsidiaries that generate a deferred income tax liability, where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets relating to unused tax loss carry forwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred tax assets arising from investment in subsidiaries are recognized when it is probable that the temporary differences will be reversed in the foreseeable future and when future taxable income would be sufficient to apply those temporary differences.

The book value of a deferred tax asset shall be revised at the end of every reporting period. The company shall reduce the carrying amount of a deferred tax asset if it is probable that future taxable income will not be available to offset the benefits of the deferred tax asset. This reduction shall be reassessed at each reporting period and reversed if it becomes probable that future taxable income to offset the deferred tax asset will be available.

The statutory income tax rate in Argentina was 35% for all years presented. Cash dividends received from a foreign subsidiary are computed on the statutory income tax rate. As per Argentinean Tax Law, income taxes paid abroad may be recognized as tax credits.

Changes in the Income Tax Law

On September 23, 2013, Law No. 26,893 was published in the Official Bulletin. This Law introduced changes to the Income Tax in relation to, among others, the taxability of the share’s purchase/sale results and dividend’s collection. On February 7, 2014, the PEN established regulatory specifications in this area through Decree No. 2,344/13.

•                  Results derived from transfers of shares

The effective tax rate applicable for individuals is 15% (for local companies the applicable rate is 35%). Negative results arising from such operations will have the character of specific and can only be offset against future earnings from operations of the same nature.

However, results from the transfer of such securities are exempt from such income tax when they are listed on stock exchange markets authorized by the CNV (as in the case of Telecom Argentina’s shares) and the gains are realized by individuals or undivided estates residents in Argentina.

When both the seller and the buyer are nonresidents, the person liable to pay the tax shall be the buyer of the shares, quotas, equity interests and other securities transferred.

•                  Dividend distributions

Dividends and profits paid in cash or in kind —except for stock dividends or quota dividends—,by companies and other entities incorporated in Argentina mentioned in subsection a), paragraphs 1, 2, 3, 6 and 7 and subsection b) of Section 69 of the Income Tax Law, were subject to income tax at a 10% rate, except for dividends received by domestic companies and other domestic entities, which continued to be not subject to income tax. Dividends distributed to nonresidents shall be subject to a 10% withholding tax as an unique and definitive payment. Consequently, any dividend distribution made by the Company to its shareholders shall be subject to this broadened tax, except for those beneficiaries that are domestic corporate taxpayers “sujetos empresa” and regardless of, if applicable, the so called “Equalization Tax”.

Law No. 27,260 repealed the above mentioned provision, as a result of which, as from July 23, 2016 all dividends and profits, in cash or in any kind, made by companies and other entities established in the country (such as Telecom Argentina), regardless their beneficiary, are not subject to the aforementioned withholding.

The statutory income tax rate in Paraguay was 10% for all years presented. As per Paraguayan Tax Law, dividends paid are computed with an additional income tax rate of 5% (this is the criterion used by Núcleo for the recording of its deferred tax assets and liabilities, representing an effective tax rate of 15%). However, the effect of the additional income tax rate according to the Argentine tax law in force on the undistributed profits of Núcleo is fully recognized as it is considered probable that those results will flow to Personal in the form of dividends.

The statutory income tax rate in the United States was 39.50% for the years ended December 31, 2016, 2015 and 2014.

- Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on revenues and other income. Rates differ depending on the jurisdiction where revenues are earned for tax purposes and on the nature of revenues (services and equipment). Average rates resulting from the turnover tax charge over the total revenues were approximately 5.3%, 5.2% and 5.4% for the years ended December 31, 2016, 2015 and 2014, respectively.

- Other taxes and levies

Since the beginning of 2001, telecommunication services companies have been required to make a SU contribution to fund SU requirements (Note 2.g). The SU tax is calculated as a percentage of the total revenues received from the rendering of telecommunication services, net of taxes and levies applied on such revenues, excluding the SU tax and other deductions stated by regulations. The rate is 1% of total billed revenues and adopts the “pay or play” mechanism for compliance with the mandatory contribution to the SU fund.

p)           Provisions

The Group records provisions for risks and charges when it has a present obligation, legal or constructive, to a third party, as a result of a past event, when it is probable that an outflow of resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

If the effect of the time value of money is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expected cash flows, taking into account the risks associated with the obligation. The increase in the provision due to the passage of time is recognized as “Finance expenses”. Additional information is given in Note 17.

Provisions also include the expected costs of dismantling assets and restoring the corresponding site if a legal or constructive obligation exists, as mentioned in h) above. The accounting estimates for dismantling costs, including discount rates, and the dates in which such costs are expected to be incurred are reviewed annually, at each financial year-end.

q)           Dividends

Dividends payable are reported as a change in equity in the year in which they are approved by the Shareholders’ Meeting.

r)              Finance income and expenses

Finance income and expenses include:

•                 interest accrued on the related financial assets and liabilities using the effective interest rate method;

•                 changes in fair value of derivatives and other financial instruments measured at fair value through profit or loss;

•                 gains and losses on foreign exchange and financial instruments;

•                 other financial results.

s)            Treasury Shares Acquisition

In connection with the Treasury Shares Acquisition Process described in Note 19 d) to these consolidated financial statements, the Company has applied the guidance set forth in IAS 32, which provides, consistently with the CNV Regulations, that any instruments of its own equity acquired by the Company must be recorded at the acquisition cost and must be deducted from Equity under the caption “Treasury shares acquisition cost”. No profit or loss resulting from holding such instruments of own Equity shall be recognized in the income statement. If the treasury shares are sold, the account “Treasury shares acquisition cost” shall be recorded within Equity under the “Treasury shares negotiation premium” caption. If such difference is negative, the resulting amount shall be recorded within Equity under the “Treasury shares negotiation discount” caption.

t)               Earnings per share

Basic earnings per share are calculated by dividing the net income or loss attributable to owners of the Parent by the weighted average number of ordinary shares outstanding during the year (see Note 25).

u)           Use of estimates

The preparation of consolidated financial statements and related disclosures in conformity with IFRS requires Management to make estimates and assumptions based also on subjective judgments, past experience and hypotheses considered reasonable and realistic in relation to the information known at the time of the estimate.

Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the amount of revenues and costs during the year. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

The most important accounting estimates which require a high degree of subjective assumptions and judgments are addressed below:

Financial statement item / area	Accounting estimates
Revenues

Revenue recognition is influenced by:

• the expected duration of the relationship with the customer for deferred revenues regarding upfront connection fees;

• the estimation of traffic measures.

• the legal validity of the changes in certain fixed services prices after LAD enforcement (Note 2.q).

Useful lives and residual value of PP&E and Intangible assets

PP&E and intangible assets, except for indefinite useful life intangibles, are depreciated or amortized on a straight-line basis over their estimated useful lives. The determination of the depreciable amount of the assets and their useful lives involves significant judgment. The Company periodically reviews, at least at each financial year-end, the estimated useful lives of its PP&E and amortizable intangible assets.

Recoverability of PP&E and intangible assets with finite useful life

At least at every annual closing date, an assessment is made regarding whenever events or changes in circumstances indicate that PP&E and amortizing intangible assets may be impaired.

The recoverable amount is the higher of the fair value (less costs to sell) and its value in use. The identification of impairment indicators and the estimation of the value in use for assets (or groups of assets or cash generating units) require management to make significant judgments concerning the validation of impairment indicators, expected cash flows and applicable discount rates. Estimated cash flows are based on significant Management’s assumptions about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, capital cost, etc.

For the years presented the Company estimated that there are no indicators of impairment of assets that are subject to amortization, with the exception of those mentioned in the point k) of this note. However, changes in our current expectations and operating assumptions, including changes in our business strategy, technology, competition and changes in market conditions, could significantly impact these judgments and could require future adjustments to the recorded assets.

Intangible assets with indefinite useful life—PCS license

The Telecom Group determined that Personal’s PCS license met the definition of an indefinite-lived intangible asset for the years presented and tests it annually for impairment. The recoverability assessment of an indefinite-lived intangible asset such as the PCS license requires our Management to make assumptions about the future cash flows expected to be derived from such asset.

Such estimated cash flows are based on significant Management’s assumptions about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, discount rate, etc. The discount rate used to determine the discounted cash flow is an annual US dollar rate of approximately 11%.

Our judgments regarding future cash flows may change due to future market conditions, business strategy, the evolution of technology and other factors. These changes, if any, may require adjustments to the carrying amount of the PCS license.

Financial statement item / area	Accounting estimates
Income taxes, recoverability assessment of deferred tax assets and other tax receivables

Income taxes (current and deferred) are calculated in each company of the Telecom Group according to a reasonable interpretation of the tax laws in effect in each jurisdiction where the companies operate. The recoverability assessment of deferred tax assets sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets takes into account the estimate of future taxable income based on the Company’s projections and on conservative tax planning.

The recoverability assessment of the tax receivable related to the actions of recourse filed by the Company’s related to income tax inflation adjustment (Note 14) is based on the existing legal arguments on this matter and the behavior of the National Tax Authority in revising the actions of recourse filed by the Company.

Receivables and payables valued at amortized cost

Receivables and payables valued at amortized cost are initially recorded at their fair value, which is generally determined by using a discounted cash flow valuation method. The fair value under this method is estimated as the present value of all future cash flows discounted using an estimated discount rate, especially for long term receivables and payables. The estimated discount rate used to determine the discounted cash flow of non-current receivables is an annual rate in pesos of approximately 34% for year 2015. Additionally, a 13% annual U.S. dollars was used for discounting long term receivables denominated in U.S. dollars during 2016 and 2015, respectively. Discount rates for accounts receivables were 9.8% in both years and discount rates in Guaranies for loans were 9.42% in both years too.

Provisions

The Company is subject to proceedings, lawsuits and other claims related to labor, civil, tax, regulatory and other matters. In order to determine the proper level of provisions, Management assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. Internal and external legal counsels are consulted on these matters. A determination of the amount of provisions required, if any, is made after careful analysis of each individual issue. The determination of the required provisions may change in the future due to new developments in each matter, changes in jurisprudential precedents and tribunal decisions or changes in its method of resolving such matters, such as changes in settlement strategy.

Allowance for Doubtful Accounts

The recoverability of trade receivables is measured by considering the aging of the accounts receivable balances, the necessity or request of customers unsubscribe, historical write-offs, Public Sector and corporative customer creditworthiness and changes in the customer payment terms. If the financial condition of the customers were to deteriorate, the actual write-offs could be higher than expected.

In the absence of a Standard or an Interpretation that specifically applies to a particular transaction, Management carefully considers the IFRS general framework and valuation techniques generally applied in the telecommunication industry and uses its judgment to evaluate the accounting methods to adopt with a view to providing financial statements which faithfully represent the financial position, the results of operations and the cash flows of the Group, reflect the economic substance of the transactions, be neutral, be prepared on a prudent basis and be completed in all material respects.

New Standards and Interpretations issued by the IASB not in force

As required by IAS 8, the IFRS issued by the IASB not in force as of the date of these consolidated financial statements are reported below and briefly summarized. These standards have not been adopted by the Company.

IFRS 15 (Revenue from Contracts with Customers)

In May 2014 the IASB issued IFRS 15. This IFRS applies to all revenue contracts (except for contracts that are within the scope of IAS 17, leases, IFRS 4, Insurance Contracts and IFRS 9, Financial Instruments). IFRS 15 provides a single model for the recognition and measurement of revenues and replaces IAS 11, IAS 18, IFRIC 13, IFRIC 15, IFRIC 18 and SIC 31. It also establishes additional disclosure requirements and a 5-step model for revenue recognition, being the identified steps:

1)             Identify the contract(s) with a customer;

2)             Identify the performance obligations in the contract;

3)             Determine the transaction price;

4)             Allocate the transaction price to the performance obligations in the contract; and

5)             Recognize revenue when (or as) the entity satisfies a performance obligation.

The allocation of the transaction price among different performance obligations required by IFRS 15 is one of the main issues that telecommunications companies have to assess, mainly because of the great variety of plans they offer to their customers by combining services and equipments. Another relevant issue to the telecommunications industry is the capitalization of incremental costs of obtaining a contract if the entity estimates that they will be recovered.

The Company has initiated a project to assess the impact of the application of IFRS 15. The Group sells- especially in the mobile business -, mobile services separately at a single price for each service plan or service package (usually monthly charges). Optionally, the subscriber can purchase the service packages or plans (at the single price at which they are sold) with a handset, at a price contractually established (with profit margin for the Company). It is worth mentioning that the Company does not actually sell handsets separately (for example, without a service plan), and the handsets prices fluctuate among subscribers’ categories according to the Company’s marketing strategy in a very competitive context. Therefore, the Company’s management believes that the services and handsets list prices are evidence of such products fair values representing a source of information in the determination of the standalone selling price of its subscribers’ agreements compliance obligations.

However, there are other technical interpretations that consider that even in the described business conditions, handsets discounts contractually granted should be proportionally allocated between services and handsets chosen by subscribers on the basis of standalone selling price of each product or service. Such interpretations assume that one type of handset or service plan have an unique standalone selling price for all categories of subscribers or circumstances, which is not the case in many of the industries or economic activities. Such interpretations would generate that a same type of service plan (for example, unlimited subscription for $500 argentine pesos per month) was recognized as revenue for a different value than the contractual and fair value if the subscriber had chosen a premium or low handset, depending on the discount level that the Company had decided to award to the handset in that specific operation (without any subsidy or zero revenue margin).

It should be mentioned that in 4Q16 the Company reviewed certain conditions of customer contracts to adapt them to changes in the current legislation as explained in Note 3.i) to the consolidated financial statements.

With regards to handset subsidies occasionally granted by the Company to new postpaid subscribers, Management believes that the capitalization of such cost may be discontinued under IFRS 15 in light of the interpretations of the new standard. On the other hand, Management believes that commissions paid for the acquisition of postpaid and “Cuentas Claras” customers in the Mobile Segment and broadband customers in the Fixed Segment will continue to be capitalized under IFRS 15, because these costs are necessary to obtain new contracts with customers and only meeting the conditions for capitalization under the new standard. These preliminary conclusions are being analyzed. This process is expected to be finished during 2017.

It is worth mentioning that in April 2016 amendments were made to IFRS 15, without changing the underlying principles of the standard, but clarifying them. The amendment provides the way of: 1) identifying a performance obligation, 2) determining whether a company is a principal or agent, and 3) determining whether license revenues must be recognized at a point in time or over time. In addition, the standard adds the following exemptions: i) extends the possibility of not applying the standard to the registration of “complete contracts” to the date of transition and full contracts at the beginning of the oldest period presented; and (ii) it allows to not adjust a contract in relation to the amendments that are prior to the date of the oldest period presented, reflecting the cumulative effect when the satisfied and unsatisfied performance obligations can be identified, and when the transaction price and its allocation can be determined.

IFRS 15 is effective from annual periods beginning on January 1, 2018. Earlier application is permitted.

Amendments to IFRS 9 “Financial Instruments”

In July 2014, the IASB amended IFRS 9 “Financial Instruments”. The amendments incorporate: 1) a new classification of financial assets (valued at fair value through other comprehensive income); and 2) includes requirements related to the recognition of expected credit losses of financial assets at initial measurement if losses are expected, being no longer necessary for a credit event to have occurred before credit losses are recognized.

These amendments are effective for annual periods beginning on or after January 1, 2018. The Company is analyzing the possible impacts of the application of these amendments.

IFRS 16 (Leases)

In January 2016 IFRS 16 was issued.

This standard replaces IAS 17, IFRIC 14 and SIC 15 and 27. The standard establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated in this standard impact mainly on the lessees accounting.

IFRS 16 provides that the lessee recognizes a right of use asset and a liability at present value with respect to those contracts that meet the definition of leases under IFRS 16. According to the standard, a lease is a contract that provides the right to control the use of an identified asset for a specified time period.

For a company having control of use of an identified asset it:

a) Must have the right to obtain substantially all the economic benefits of the identified assets and

b) Must have the right to direct the use of the identified asset.

The standard excludes short-term contracts (less than 12 months) and those in which the underlying asset has low value (as defined by the standard, low value should be defined by reference to a brand new asset rather than a used one or its net carrying amount).

The new standard is effective for fiscal years beginning on or after January 1, 2019. Earlier application is permitted for companies that have adopted IFRS 15. During 2016 the Company continued analyzing the impact that this new standard may have on the Group’s financial position, cash flows and results of operations.

Amendments to IAS 12 (Recognition of deferred tax assets for unrealized losses)

In January 2016 the IASB issued an amendment to IAS 12.

The amendment to the mentioned standard provide the way that deductible temporary differences shall be considered in cases where the tax law restricts the sources of taxable profit against which those deductible temporary differences can be offset or not.

On the other hand the amendments clarified how to estimate future taxable profit that should be considered for the recognition of deferred tax assets.

The amendments are effective for fiscal years beginning on or after January 1, 2017. Earlier application is permitted. The Company believes that this amendment will not have impacts on the Group’s financial position, cash flows and results of operations.

IFRIC 22 (Foreign Currency Transactions and Advance Consideration)

In December 2016 IFRIC 22 was issued.

IFRIC 22 clarifies the accounting providing the exchange rate to apply for transactions that include the receipt or payment of advance consideration. The interpretation provides that the date of transaction for determining the exchange rate in the initial recognition of an asset, income or expense (or a part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration (If there is more than one payment or receipt of advance consideration, the date of transactions is established for each payment or receipt of advance consideration).

IFRS 22 is effective from annual periods beginning on January 1, 2018. Earlier application is permitted. The adoption of these amendments will not have significant impacts on the statements of financial position, results of operations or cash flows of the Company.

Annual Improvements to IFRSs (2014-2016 Cycle)

In December 2016 the IASB published the Annual Improvements to IFRSs (Cycle 2014-2016), which introduce amendments to IFRS 1, IFRS 12, and IAS 28.  The amendment to IFRS 1 is the deletion of short-term exceptions which have been included in the Annual improvements to IFRS (2012-2014 Cycle). The amendment to IFRS 12 clarifies the scope of the standard by including those entities classified as held for sale in accordance with IFRS 5, (maintaining certain exceptions to the disclosure required by IFRS 12). Finally, the amendment to IAS 28 clarifies that the election to measure at fair value provided by IFRS 9 is available for each investment in an associate, at initial recognition.

The amendments to IFRS 1 and IFRS 28 are effective for annual periods beginning on or after January 1, 2018 while the amendments to IFRS 12 are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted. The Company will not have significant impacts on the statements of financial position, results of operations or cash flows for applying this amendment.

Note 4 – Cash and cash equivalents and Investments. Additional information on the consolidated statements of cash flows

a)             Cash and cash equivalents and Investments

Cash and cash equivalents and investments consist of the following:

	As of December 31,
Cash and cash equivalents	2016	2015
Cash	56	25
Banks	878	231
Time deposits	898	217
Lebacs at amortized cost	604	-
Other short-term investments	1,509	397
Total cash and cash equivalents	3,945	870
Investments
Current investments
Government bonds at fair value	1,456	616
Government bonds at fair value – dollar linked	-	576
Government bonds at amortized cost in foreign currency	3	-
Government bonds at amortized cost – dollar linked	-	133
Provincial government and Municipal bonds at amortized cost – dollar linked	13	74
Provincial government and Municipal bonds at amortized cost	9	31
Other short-term investments	270	-
Total current investments	1,751	1,430
Non-current investments
Government bonds at amortized cost in foreign currency	255	-
Government bonds at amortized cost – dollar linked	-	261
Provincial government and Municipal bonds at amortized cost – dollar linked	61	62
Provincial government and Municipal bonds at amortized cost	8	-
Tuves Paraguay S.A. shares purchase option	22	9
2003 Telecommunications Fund	1	1
Total non-current investments	347	333

b)            Additional information on the consolidated statements of cash flows

The Company applies the indirect method to conciliate the net income for the year with the cash flows generated by its operations.

For purposes of the statements of cash flows, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (with a maturity of three months or less from the date of acquisition) and bank overdrafts, which integrate the Telecom Group’s cash management and whose balances fluctuate according to the Group’s needs (as happened as of December 31, 2014). Bank overdrafts are disclosed in the statement of financial position as financial debts. During 2016 and 2015 bank overdrafts have been part of the permanent short-term financing structure of Personal, so, net funds requests under that method (with maturities less than three months) are included in financing activities.

	As of December 31,
	2016	2015	2014
Cash and cash equivalents	3,945	870	825
Financial debt - Bank overdrafts	-	-	(141)
Total cash and cash equivalents at year-end	3,945	870	684

Additional information on the breakdown of the net cash flow provided by operating activities is given below:

	Years ended December 31,
	2016	2015	2014
Collections
Collections from customers	55,928	41,930	34,396
Interests from customers	366	182	160
Interests from investments	59	190	400
Mobile operators collections	885	843	330
Subtotal	57,238	43,145	35,286
Payments
For the acquisition of goods and services and others	(17,120)	(12,784)	(7,821)
For the acquisition of inventories	(5,383)	(6,343)	(4,167)
Salaries and social security payables and severance payments	(9,113)	(6,885)	(5,146)
CPP payments	(393)	(413)	(475)
Income taxes (include tax returns and payments in advance)	(1,700)	(1,631)	(2,277)
Other taxes and taxes and fees with the Regulatory Authority	(10,731)	(7,775)	(8,902)
Foreign currency exchange differences related to the payments to suppliers	(1,433)	(502)	(777)
Inventory suppliers	(295)	(182)	(343)
PP&E suppliers	(1,467)	(188)	(311)
Other suppliers	(144)	(31)	(154)
NDF	473	(101)	31
Subtotal	(45,873)	(36,333)	(29,565)
Net cash flow provided by operating activities	11,365	6,812	5,721

•      Changes in assets/liabilities components:

	Years ended December 31,
	2016	2015	2014
Net decrease (increase) in assets
Trade receivables	(2,773)	(2,364)	(1,646)
Other receivables	276	(754)	(158)
Inventories	837	(1,522)	(50)
	(1,660)	(4,640)	(1,854)
Net increase (decrease) in liabilities
Trade payables	(1,391)	1,368	(408)
Deferred revenues	(58)	(48)	78
Salaries and social security payables	369	221	261
Other taxes payables	13	483	195
Other liabilities	62	29	30
Provisions (Note 17)	(174)	(163)	(119)
	(1,179)	1,890	37

Income tax paid consists of the following:

	Years ended December 31,
	2016	2015	2014
Tax returns and payments in advance	(1,350)	(1,438)	(2,079)
Other payments	(350)	(193)	(198)
Total payments of income tax	(1,700)	(1,631)	(2,277)

•      Main non-cash operating transactions:

	Years ended December 31,
	2016	2015	2014
Boden 2015 Bonds used to the acquisition of 3G/4G Licenses	-	-	439
Income tax withholding for dividends paid	-	-	22
Offsetting of tax on personal property – on behalf of Shareholders	8	15	10
Income tax offset with VAT and internal taxes	-	50	-
Offsetting of other receivables with regulatory provisions	27	-	-
VAT offset with income tax payments	54	-	-
SAC acquisitions offset with trade receivables	305	212	362
Other receivables of PP&E sales offset with trade payables	25	-	-

•      Most significant investing activities:

Fixed assets acquisitions include:

	Years ended December 31,
	2016	2015	2014
CAPEX (Note 8)	(9,632)	(6,396)	(4,304)
Acquisition of Materials (net transfers to CAPEX, Note 8)	(474)	(1,062)	(590)
Subtotal	(10,106)	(7,458)	(4,894)
Plus:
Payments of trade payables originated in prior years acquisitions	(4,832)	(1,367)	(1,551)
Less:
Acquisition of fixed assets through incurrence of trade payables	5,298	3,592	1,511
Assets retirement obligations	45	53	7
Mobile handsets lent to customers at no cost (i)	54	32	32
	(9,541)	(5,148)	(4,895)

(i)               Under certain circumstances, Personal and Núcleo lend handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the companies and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Years ended December 31,
	2016	2015	2014
3G/4G Licenses acquisitions (Note 9)	-	(2,256)	(3,530)
Less:
Acquisition with Boden 2015 Bonds	-	-	439
	-	(2,256)	(3,091)

	Years ended December 31,
	2016	2015	2014
Other intangible assets acquisitions (Note 9)	(1,754)	(1,448)	(1,123)
Plus:
Payments of trade payables originated in prior years acquisitions	(201)	(116)	(103)
SAC acquisition offset with trade receivables	(305)	(212)	(362)
Less:
Acquisition of intangible assets through incurrence of trade payables	462	466	470
	(1,798)	(1,310)	(1,118)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Years ended December 31,
	2016	2015	2014
Government bonds acquisition	(971)	(1,049)	(1,201)
Sales of Government bonds	1,051	-	-
Government bonds collection	165	45	756
Other short-term investments	(265)	-	-
Argentine companies notes collection	-	28	112
Investments over 90 days maturity	-	-	10
Argentine companies notes acquisition	-	-	(16)
	(20)	(976)	(339)

•      Financing activities components:

The following table presents the financing activities components of the consolidated statements of cash flows:

	Years ended December 31,
	2016	2015	2014
Bank overdrafts (Personal)	960	3,062	-
Bank overdrafts (Núcleo)	343	88	-
Bank overdrafts (Telecom Argentina)	41	-	-
Non-current notes (Personal – Note 12)	1,869	716	-
Non-current bank loans – IFC Loan (Personal – Note 12)	5,956	-	-
Bank loans – Other (Personal – Note 12)	-	346	-
Bank loans (Núcleo)	168	89	-
Total financial debt proceeds	9,337	4,301	-
Bank overdrafts (Personal)	(2,355)	-	-
Bank overdrafts (Núcleo)	(438)	-	-
Bank loans (Núcleo)	(143)	(31)	(12)
Total payment of debt	(2,936)	(31)	(12)

	Years ended December 31,
	2016	2015	2014
Bank overdrafts (Personal)	(1,126)	(405)	(3)
Bank overdrafts (Telecom Argentina)	(117)	-	-
Interests on Notes and related expenses (Personal)	(205)	(3)	-
Interests on bank loans and related expenses (Personal)	(63)	(37)	-
Interest on bank loans (Núcleo)	(62)	(26)	(26)
Total payment of interest and related expenses	(1,573)	(471)	(29)

Dividends paid by company breakdown are as follows:

	Years ended December 31,
	2016	2015	2014
ABC Telecomunicaciones	-	45	53
Nortel and Telecom Argentina non-controlling interest	2,000	804	1,202
Tax withholdings on dividends paid to shareholders	-	-	44
	2,000	849	1,299

Cash dividends from Telecom Argentina

•                  Fiscal year 2016

The Company’s Board of Directors’ Meeting held on April 29, 2016, resolved to allocate $2,000 of the “Reserve for future cash dividends payments” (equivalent to $2.06 pesos per outstanding share) to a cash dividend distribution in two installments: $700 that was available to shareholders as from May 13, 2016 and $1,300 that was available to shareholders since August 26, 2016.

•                  Fiscal year 2015

The Company’s Ordinary Shareholders’ Meeting held on April 29, 2015, approved the payment of cash dividends of $804 (equivalent to $0.83 pesos per outstanding share), which was made available to shareholders on May 11, 2015. The amount paid includes: (i) income tax withholdings on dividends paid to shareholders in the amount of $14 and (ii) recovery of tax on personal property – on behalf of shareholders withholdings in the amount of $12.

•                  Fiscal year 2014

During 1Q14 the Company paid $44 related to withholdings on dividends paid to its shareholders by the end of 2013 in order to comply with its tax obligations. The amounts paid finally corresponded to: (i) income tax withholdings on dividends paid to its shareholders during December 2013 in the amount of $17 and (ii) dividends paid to its shareholders in the amount of $27.

The Company’s Ordinary Shareholders’ Meeting held on April 29, 2014, approved, in its second tranche of deliberations held on May 21, 2014, the payment of a $1,202 cash dividend (equivalent to $1.22 pesos per outstanding share) in two equal installments of $601. The first installment was made available to shareholders on June 10, 2014. The amount paid includes: (i) income tax withholdings on dividends paid to shareholders in the amount of $11 and (ii) recovery of tax on personal property – on behalf of shareholders withholdings in the amount of $10.

The Company’s Board of Directors, at its meeting held on September 9, 2014, approved the payment of the second installment of cash dividends amounting to $601 as from September 22, 2014. The dividends were paid before September 30, 2014, net of income tax withholdings on dividends for $11 (which were paid to the Tax Authority later).

Núcleo’s Dividends Distribution

•                  Fiscal year 2015

Núcleo’s shareholders, at their meeting held on March 26, 2015, approved the distribution of cash dividends for an amount equivalent to $63 (that correspond to 35,000 million of Guaraníes translated to argentine pesos at the exchange rate of the approval day), with the following schedule of payments:

The Ordinary Shareholders’ Meeting also delegate in Nucleo’s Board of Directors the possibility and opportunity of distribution of a second cash dividends for an amount of up to 35,000 million of Guaraníes (equivalent to approximately $80).

Finally, the Board of Directors, at their meeting held on December 17, 2015, approved the distribution of cash dividends for an amount $80 (that correspond to 35,000 million of Guaraníes translated to argentine pesos at the exchange rate of the approval day). According to this, the total dividends amount paid during 2015 was as follows:

Month of dividends payment	Dividends corresponding to Personal	Dividends corresponding to non- controlling shareholders – ABC Telecomunicaciones	Total
May 2015 (*)	42	21	63
December 2015 (**)	54	26	80
Total	96	47	143

(*) As of the payment date, the amounts were 41 and 19, respectively.

(**) As of the payment date, the amounts were 52 and 26, respectively.

•                  Fiscal year 2014

The Ordinary Shareholders’ Meeting of Núcleo held on March 28, 2014, approved the distribution of cash dividends for an amount equivalent to $160, delegating in Nucleo’s Board of Directors the authority to determine the number of installments, the amount and time for the payments of these cash dividends.

On May 5, 2014 Nucleo’s Board of Directors determined the following schedule of payments for the cash dividends:

Month of dividends payment	Dividends corresponding to Personal	Dividends corresponding to non- controlling shareholders – ABC Telecomunicaciones	Total
May 2014	54	26	80
October 2014	54	26	80
Total (*)	108	52	160

(*) Correspond to 90,000 million of Guaraníes approved by the Ordinary Shareholders’ Meeting of Núcleo, translated to argentine pesos at the exchange rate of the date of its approval. As of the payment date, the amounts were 110 and 53, respectively.

a)     Additional information required by IAS 7

In January 2016, IAS 7 was amended through the incorporation of paragraphs 44A to 44E. This amendment included additional information requirements that allow financial statements’ users to assess changes in liabilities generated by financing activities. Although these disclosures are mandatory for annual periods beginning on or after January 1, 2017, the Telecom Group’s Management has adopted the early application option set forth in IAS 7. Reconciliation between the opening and closing balances of liabilities generated by financing activities is disclosed below.

	Balances as of December 31, 2015	Transfers	Cash Flows	Accrued interests	Exchange differences and currency translation adjustments	Balances as of December 31, 2016
Bank overdrafts – Personal	3,062	-	(1,396)	-	-	1,666
Bank overdrafts – Telecom Argentina	-	-	41	-	-	41
Bank overdrafts – Núcleo	84	-	(95)	-	11	-
Bank loans – principal (Personal)	-	509	-	-	111	620
Bank loans – principal (Núcleo)	193	85	(61)	-	2	219
Notes – principal (Personal)	-	566	-	-	-	566
NDF	-	-	-	-	2	2
Accrued interests	112	-	(1,573)	1,613	-	152
Total current financial debt (Note 12)	3,451	1,160	(3,084)	1,613	126	3,266

Notes – principal (Personal)	713	(566)	1,869	-	68	2,084
Bank loans – Other - principal (Personal)	509	(509)	-	-	-	-
Bank loans – IFC Loan - principal (Personal)	-	-	5,956	-	278	6,234
Bank loans – principal (Núcleo)	227	(85)	87	-	99	328
Total non-current financial debt (Note 12)	1,449	(1,160)	7,912	-	445	8,646

Total financial debt	4,900	-	(a) 4,828	1,613	571	11,912

(a)             Correspond to $9,337 of debt proceeds, $2,936 of principal payments and $1,573 of interest payments.

Note 5 – Trade receivables

Trade receivables consist of the following:

	As of December 31,
Current trade receivables	2016	2015
Fixed services	1,805	1,449
Personal mobile services – equipment sales	3,805	2,659
Personal mobile services – services sales	2,329	1,759
Núcleo mobile services	271	182
Subtotal	8,210	6,049
Allowance for doubtful accounts	(633)	(386)
	7,577	5,663
Non-current trade receivables
Fixed services	14	17
Personal mobile services – equipment sales	-	300
Núcleo mobile services – equipment sales	194	164
	208	481
Total trade receivables, net	7,785	6,144

Movements in the allowance for current doubtful accounts are as follows:

	Years ended December 31,
	2016	2015
At the beginning of the fiscal year	(386)	(292)
Additions –Bad debt expenses	(1,228)	(564)
Uses	989	480
Currency translation adjustments	(8)	(10)
At the end of the year	(633)	(386)
Of which
Fixed Services	(176)	(124)
Mobile Services – Personal	(441)	(253)
Mobile Services – Núcleo	(16)	(9)

Note 6 – Other receivables

Other receivables consist of the following:

	As of December 31,
Current other receivables	2016	2015
Prepaid expenses	620	346
Expenditure reimbursement	126	95
Tax credits	46	165
Restricted funds	33	26
Receivables for return of handsets under warranty	29	9
PP&E disposal receivables	18	26
Guarantee deposits	10	5
Tax on personal property – on behalf of Shareholders	8	15
Non deliverable forward (Note 20)	2	466
Unionized employees advances	-	57
Prepaid expenses related parties (Note 27.c)	-	36
Other	140	115
Subtotal	1,032	1,361
Allowance for doubtful accounts	(21)	(25)
	1,011	1,336
Non-current other receivables
Prepaid expenses	258	166
Credit on SC Resolution No. 41/07 and IDC (Note 2.p and q)	57	84
Restricted funds	33	32
Regulatory receivables (Paraguay)	27	22
Tax on personal property – on behalf of Shareholders	18	18
Tax credits	11	12
Guarantee deposits	12	12
Other	19	28
Subtotal	435	374
Allowance for regulatory matters (Note 2 p. and q)	(57)	(84)
Allowance for tax on personal property	(18)	(18)
	360	272
Total other receivables	1,371	1,608

Movements in the allowances are as follows:

	Years ended December 31,
Current allowance for doubtful accounts	2016	2015
At the beginning of the year	(25)	(23)
Additions	-	(5)
Uses	4	3
At the end of the year	(21)	(25)

	Years ended December 31,
	2016	2015
Non-current allowance for regulatory matters
At the beginning of the year	(84)	(85)
Compensation of Telecom Argentina’s regulatory liabilities	27	-
Uses	-	1
At the end of the year	(57)	(84)

	Years ended December 31,
Non-current allowance for tax on personal property	2016	2015
At the beginning of the year	(18)	(18)
Additions	-	-
At the end of the year	(18)	(18)

Note 7 – Inventories

Inventories consist of the following:

	As of December 31,
	2016	2015
Mobile handsets and others	1,321	2,218
Advances for mobile handsets acquisitions	-	47
Fixed telephones and equipment	11	14
Subtotal	1,332	2,279
Allowance for obsolescence of inventories	(54)	(86)
	1,278	2,193

Movements in the allowance for obsolescence of inventories are as follows:

	Years ended December 31,
	2016	2015
At the beginning of the year	(86)	(73)
Additions – Fees for services, maintenance and materials	(45)	(38)
Uses	77	25
At the end of the year	(54)	(86)

Sale and cost of equipment and handsets by business segment is as follows:

	Years ended December 31,
	2016	2015	2014
Fixed Services - excluding network construction contracts	91	61	46
Fixed Services - network construction contracts	-	-	7
Cost of equipment and handsets – Fixed Services	(136)	(82)	(72)
Total equipment loss – Fixed Services	(45)	(21)	(19)
Mobile Services – Personal	7,535	5,796	4,920
Cost of equipment and handsets – Mobile Services Personal (net of SAC capitalizations)	(5,749)	(4,328)	(3,959)
Total equipment gain – Mobile Services – Personal	1,786	1,468	961
Mobiles Services – Núcleo	260	159	90
Cost of equipment and handsets – Mobile Services Núcleo (net of SAC capitalizations)	(303)	(185)	(112)
Total equipment loss – Mobile Services – Núcleo	(43)	(26)	(22)
Total equipment and handsets sale	7,886	6,016	5,063
Total cost of equipment and handsets (net of SAC capitalizations)	(6,188)	(4,595)	(4,143)
Total income for sale of equipment and handsets	1,698	1,421	920

Cost of equipment and handsets is as follows:

	Years ended December 31,
	2016	2015	2014
Inventories at the beginning of the year	(2,279)	(794)	(857)
Plus:
Equipment acquisitions	(5,491)	(6,233)	(4,262)
SAC deferred costs (Note 3.i)	130	93	103
Decreases net of allowance of obsolescence	49	25	46
Handsets lent to customers at no cost	54	32	32
Decreases not charged to cost of equipment	17	3	1
Less:
Inventories at the end of the year	1,332	2,279	794
Cost of equipment and handsets	(6,188)	(4,595)	(i) (4,143)

(i) Includes 6 related to equipment construction contracts.

Note 8 – Property, plant and equipment

PP&E consist of the following:

	As of December 31,
	2016	2015
Land, buildings and installations	1,310	1,088
Computer equipment and software	2,265	1,885
Switching and transmission equipment (i)	5,614	4,368
Mobile network access and external wiring	9,078	5,643
Construction in progress	2,915	3,015
Other tangible assets	704	567
Subtotal PP&E	21,886	16,566
Materials	1,629	1,652
Valuation allowance for materials and impairment of materials	(68)	(52)
Impairment of PP&E	(282)	(203)
Total	23,165	17,963

(i) Includes tower and pole, transmission equipment, switching equipment, power equipment, equipment lent to customers at no cost and handsets lent to customers at no cost.

Movements in Materials are as follows:

	Years ended December 31,
	2016	2015
At the beginning of the year	1,652	872
Plus:
Purchases	3,647	2,950
Less:
Transfers to CAPEX	(3,173)	(1,888)
Disposal for maintenance	(507)	(294)
Currency translation adjustments	10	12
At the end of the year	1,629	1,652

Movements in the valuation allowance for materials and impairment of materials are as follows:

	Years ended December 31,
	2016	2015
At the beginning of the year	(52)	(24)
Additions – Fees for services, maintenance and materials	(16)	(28)
At the end of the year	(68)	(52)

Movements in the impairment of PP&E are as follows:

	Years ended December 31,
	2016	2015
At the beginning of the year	(203)	(100)
Additions	(383)	(230)
Depreciation (i)	-	1
Uses	304	126
At the end of the year	(282)	(203)

(i) Included in depreciation of PP&E.

Details on the nature and movements during the years ended December 31, 2016 and 2015 are as follows:

	Gross value as of December 31, 2015	CAPEX	Currency translation adjustments	Transfers and reclassifications	Decreases	Gross value as of December 31, 2016
Land	149	-	2	-	-	151
Building	1,771	-	11	95	-	1,877
Tower and pole	1,238	-	82	377	-	1,697
Transmission equipment	6,880	64	147	959	(40)	8,010
Mobile network access	5,242	128	250	3,435	(612)	8,443
External wiring	10,208	-	-	1,407	(86)	11,529
Switching equipment	7,791	75	272	830	(52)	8,916
Power equipment	1,449	-	60	220	(2)	1,727
Computer equipment and systems	9,663	28	408	1,304	(2)	11,401
Telephony equipment and instruments	806	-	3	37	(1)	845
Handsets lent to customers at no cost	505	54	99	-	(115)	543
Equipment lent to customers at no cost	190	150	-	3	(76)	267
Vehicles	380	56	7	-	(14)	429
Furniture	165	2	9	26	-	202
Installations	905	-	15	252	-	1,172
Improvements in third parties buildings	574	8	40	133	-	755
Special projects	77	-	-	12	-	89
Construction in progress	3,015	9,022	22	(9,090)	(54)	2,915
Asset retirement obligations	141	45	3	-	-	189
Total	51,149	9,632	1,430	-	(*) (1,054)	61,157

	Accumulated depreciation as of December 31, 2015	Depreciation	Currency translation adjustments	Decreases	Accumulated depreciation as of December 31, 2016	Net carrying value as of December 31, 2016
Land	-	-	-	-	-	151
Building	(1,134)	(41)	4	-	(1,171)	706
Tower and pole	(596)	(77)	(39)	-	(712)	985
Transmission equipment	(5,265)	(476)	(87)	35	(5,793)	2,217
Mobile network access	(3,210)	(877)	(147)	324	(3,910)	4,533
External wiring	(6,597)	(472)	-	85	(6,984)	4,545
Switching equipment	(6,327)	(856)	(211)	52	(7,342)	1,574
Power equipment	(921)	(97)	(34)	2	(1,050)	677
Computer equipment and systems	(7,778)	(997)	(363)	2	(9,136)	2,265
Telephony equipment and instruments	(773)	(15)	(2)	1	(789)	56
Handsets lent to customers at no cost	(475)	(50)	(98)	115	(508)	35
Equipment lent to customers at no cost	(101)	(116)	-	76	(141)	126
Vehicles	(183)	(47)	(4)	11	(223)	206
Furniture	(128)	(11)	(7)	-	(146)	56
Installations	(603)	(102)	(14)	-	(719)	453
Improvements in third parties buildings	(403)	(98)	(28)	-	(529)	226
Special projects	(34)	(13)	-	-	(47)	42
Construction in progress	-	-	-	-	-	2,915
Asset retirement obligations	(55)	(13)	(3)	-	(71)	118
Total	(34,583)	(4,358)	(1,033)	(*) 703	(39,271)	21,886

(*) Includes 288 of net decreases with counterpart in uses of provision corresponding to Personal’s access swap and 16 related to former work in progress decreases.

	Gross value as of December 31, 2014	CAPEX	Currency translation adjustments	Transfers and reclassifications	Decreases	Gross value as of December 31, 2015
Land	147	-	2	-	-	149
Building	1,706	1	9	57	(2)	1,771
Tower and pole	991	-	63	184	-	1,238
Transmission equipment	6,120	37	114	611	(2)	6,880
Mobile network access	3,937	99	193	1,042	(29)	5,242
External wiring	9,197	-	-	1,047	(36)	10,208
Switching equipment	6,924	66	228	587	(14)	7,791
Power equipment	1,299	-	47	104	(1)	1,449
Computer equipment and systems	8,250	15	323	1,085	(10)	9,663
Telephony equipment and instruments	793	-	2	11	-	806
Handsets lent to customers at no cost	497	32	80	-	(104)	505
Equipment lent to customers at no cost	156	95	-	-	(61)	190
Vehicles	264	130	5	-	(19)	380
Furniture	151	-	7	7	-	165
Installations	802	-	12	92	(1)	905
Improvements in third parties buildings	471	2	29	72	-	574
Special projects	62	-	-	15	-	77
Construction in progress	2,184	5,866	21	(4,914)	(142)	3,015
Asset retirement obligations	87	53	1	-	-	141
Total	44,038	6,396	1,136	-	(**) (421)	51,149

	Accumulated depreciation as of December 31, 2014	Depreciation	Currency translation adjustments	Decreases and transfers	Accumulated depreciation as of December 31, 2015	Net carrying value as of December 31, 2015
Land	-	-	-	-	-	149
Building	(1,094)	(33)	(7)	-	(1,134)	637
Tower and pole	(512)	(53)	(31)	-	(596)	642
Transmission equipment	(4,876)	(324)	(67)	2	(5,265)	1,615
Mobile network access	(2,630)	(493)	(111)	24	(3,210)	2,032
External wiring	(6,231)	(393)	-	27	(6,597)	3,611
Switching equipment	(5,650)	(520)	(171)	14	(6,327)	1,464
Power equipment	(818)	(77)	(26)	-	(921)	528
Computer equipment and systems	(6,692)	(811)	(285)	10	(7,778)	1,885
Telephony equipment and instruments	(761)	(10)	(2)	-	(773)	33
Handsets lent to customers at no cost	(471)	(30)	(78)	104	(475)	30
Equipment lent to customers at no cost	(75)	(87)	-	61	(101)	89
Vehicles	(164)	(33)	(3)	17	(183)	197
Furniture	(113)	(10)	(5)	-	(128)	37
Installations	(516)	(77)	(11)	1	(603)	302
Improvements in third parties buildings	(306)	(76)	(21)	-	(403)	171
Special projects	(23)	(11)	-	-	(34)	43
Construction in progress	-	-	-	-	-	3,015
Asset retirement obligations	(45)	(9)	(1)	-	(55)	86
Total	(30,977)	(3,047)	(819)	(**) 260	(34,583)	16,566

(**) Includes 126 of net decreases with counterpart in uses of provision corresponding to the impairment of commercial systems of Personal, mobile access swap and former work in progress.

Note 9 – Intangible assets

Intangible assets consist of the following:

	Gross value as of December 31, 2015	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2016
SAC fixed services	234	137	-	(145)	226
SAC mobile services	2,157	1,544	30	(893)	2,838
Service connection or habilitation costs	208	41	-	(27)	222
3G/4G licenses	5,786	-	-	-	5,786
PCS license (Argentina)	658	-	-	-	658
PCS and Band B (Paraguay)	774	-	177	-	951
Rights of use	425	32	6	-	463
Exclusivity agreements	41	-	-	-	41
Customer relationship	2	-	-	-	2
Software developed for internal use	566	-	35	-	601
Total	10,851	1,754	248	(1,065)	11,788

	Accumulated amortization as of December 31, 2015	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2016	Net carrying value as of December 31, 2016
SAC fixed services	(118)	(157)	-	145	(130)	96
SAC mobile services	(1,001)	(1,288)	(15)	893	(1,411)	1,427
Service connection or habilitation costs	(101)	(29)	-	27	(103)	119
3G/4G licenses	(343)	(338)	-	-	(681)	5,105
PCS license (Argentina)	(70)	-	-	-	(70)	588
PCS and Band B (Paraguay)	(774)	-	(177)	-	(951)	-
Rights of use	(190)	(27)	(2)	-	(219)	244
Exclusivity agreements	(28)	(1)	-	-	(29)	12
Customer relationship	(1)	-	-	-	(1)	1
Software developed for internal use	(566)	-	(35)	-	(601)	-
Total	(3,192)	(1,840)	(229)	1,065	(4,196)	7,592

	Gross value as of December 31, 2014	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2015
SAC fixed services	177	158	-	(101)	234
SAC mobile services	1,382	1,206	24	(455)	2,157
Service connection or habilitation costs	207	36	-	(35)	208
3G/4G licenses	3,530	2,256	-	-	5,786
PCS license (Argentina)	658	-	-	-	658
PCS and Band B (Paraguay)	634	-	140	-	774
Rights of use	372	48	5	-	425
Exclusivity agreements	41	-	-	-	41
Customer relationship	2	-	-	-	2
Software developed for internal use	537	-	29	-	566
Total	7,540	3,704	198	(591)	10,851

	Accumulated amortization as of December 31, 2014	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2015	Net carrying value as of December 31, 2015
SAC fixed services	(84)	(135)	-	101	(118)	116
SAC mobile services	(562)	(882)	(12)	455	(1,001)	1,156
Service connection or habilitation costs	(108)	(28)	-	35	(101)	107
3G/4G licenses	(19)	(324)	-	-	(343)	5,443
PCS license (Argentina)	(70)	-	-	-	(70)	588
PCS and Band B (Paraguay)	(634)	-	(140)	-	(774)	-
Rights of use	(168)	(21)	(1)	-	(190)	235
Exclusivity agreements	(27)	(1)	-	-	(28)	13
Customer relationship	-	(1)	-	-	(1)	1
Software developed for internal use	(537)	-	(29)	-	(566)	-
Total	(2,209)	(1,392)	(182)	591	(3,192)	7,659

Note 10 – Trade payables

Trade payables consist of the following:

• purchase of materials and supplies;

• purchase of handsets and equipment;

• agent and retails commissions;

• procurement of services; and

• purchase of goods included in PP&E.

	As of December 31,
Current trade payables	2016	2015
PP&E	4,496	5,068
Other assets and services	3,422	2,945
Inventory	676	1,335
	8,594	9,348
Agent commissions	385	525
	8,979	9,873
Non-current trade payables
PP&E	152	52
	152	52
Total trade payables	9,131	9,925

Note 11 – Deferred revenues

Deferred revenues consist of the following:

• revenues received from connection fees for fixed telephony, data and Internet, nonrefundable, considered as a single element with the provision of the service during the contractual relationship with the subscriber;

• revenues collected by remaining traffic and packages of data from unexpired cards;

• the value assigned to the points delivered by customer loyalty programs in the mobile telephony;

• the advanced collection of revenues from services of international capacity; and

• subsidies received for the construction of infrastructure which are deferred in the same period of amortization of the related works.

	As of December 31,
Current deferred revenues	2016	2015
On prepaid calling cards – Fixed and Mobile Services	261	312
On connection fees – fixed services	35	35
On capacity rental	41	47
On mobile customer loyalty programs	87	78
From CONATEL – mobile services Núcleo (Note 18.d)	4	5
Other	15	-
	443	477
Non-current deferred revenues
On capacity rental – Fixed Services	252	290
On connection fees – Fixed services	87	79
On mobile customer loyalty programs	106	84
From CONATEL - mobile services Núcleo (Note 18.d)	-	4
	445	457
Total deferred revenues	888	934

Note 12 – Financial debt

Financial debt consists of the following:

	As of December 31,
Current financial debt	2016	2015
Bank overdrafts – principal (Personal)	1,666	3,062
Bank overdrafts – principal (Telecom Argentina)	41	-
Bank overdrafts – principal (Núcleo)	-	84
Bank loans – Other – principal (Personal)	620	-
Bank loans – principal (Núcleo)	219	193
Notes – principal (Personal)	566	-
NDF (Note 20)	2	-
Accrued interest (Personal)	145	104
Accrued interest (Núcleo)	7	8
	3,266	3,451
Non-current financial debt
Notes – principal (Personal)	2,084	713
Bank loans – IFC Loan – principal (Personal)	6,234	-
Bank loans – Other – principal (Personal)	-	509
Bank loans – principal (Núcleo)	328	227
	8,646	1,449
Total financial debt	11,912	4,900

Bank overdrafts

As of December 31, 2016, Personal had bank overdrafts amounting to $1,666, of which $1,537 bear interests at an average annual rate of approximately 30.3%.

Telecom Argentina has bank overdrafts in the amount of approximately $41.

Additional information is provided in Note 31 to these consolidated financial statements.

Bank and other financing entities loans

Personal

On January 28, 2015, Personal entered into a loan with a foreign bank for a total amount of US$40.8 million (equivalent to $353 at such date). This loan is a 27-months bullet loan with three-month interest payment at a weighted average rate of three-month LIBOR plus 8.75% (total rate of 9.6309% as of December 31, 2016).

The terms and conditions of the loan include covenants and events of default that are usual for this type of transaction.

The funds were totally used for the acquisition of inventories.

On July 5, 2016, Personal had accepted an offer from the International Finance Corporation (IFC) for the assessment and transfer of funds for purposes of financing investment needs, work capital and debt refinancing for an amount of up to US$ 400 million.

On October 5, 2016 Personal and the IFC signed the loan agreement (“IFC Loan”) for an amount of US$ 400 million and for a six year period, payable in 8 equal half-yearly installments since the 30th month, with a 6 month LIBOR rate + 400bp. This loan will be used to deploy the 4G network and refinance short-term financial liabilities. The loan terms include standard commitments and limitations for this type of financial transactions.

On October 26, 2016 Personal received the loan proceeds for an amount of US$ 392.5 million (net of expenses of US$ 7.5 million), equivalent to $5,956.

Additional information on both bank loans is provided in Note 31 to these consolidated financial statements.

Núcleo

The following table shows the outstanding loans with different local financing entities in Paraguay and their main terms as of December 31, 2016:

Principal nominal value (in million of Guaraníes)	Amortization term	Book value
		Current	Non-current
100,000	3 years	55	219
50,000	2.7 years	27	109
50,000	3 months	137	-
200,000		219	328

The weighted average annual rate of these loans is 9.42% in Guaraníes and the weighted average amortization term of these loans is approximately 2 years.

The terms and conditions of Núcleo’s loans provide for certain events of default which are considered standard for these kinds of operations.

Global Programs for the issuance of Notes

Telecom Argentina

The Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina held on December 15, 2011, approved the creation of a Medium Term Notes Global Program for a maximum outstanding amount of US$ 500 million or its equivalent in other currencies for a term of five years.

Personal

The Ordinary and Extraordinary Shareholders’ Meeting of Personal held on December 2, 2010, had approved the creation of a Medium Term Notes Global Program for a maximum outstanding amount of US$ 500 million or its equivalent in other currencies for a term of five years. On October 13, 2011, the CNV had authorized such Program, through Resolution No. 16,670.

Personal’s Ordinary Shareholders’ Meeting held on May 26, 2016 authorized to extend the due date and expand the Program’s maximum circulation amount up to U$S 1,000 million or its equivalent in other currencies.

On October 20, 2016, the CNV authorized the extension and expansion of the mentioned Program through Resolution No. 18,277. Within such Program, Personal issued notes in four series under the following conditions:

Series I

Issuance date: December 10, 2015.

Amount involved: $571,505,000 argentine pesos.

Expiration Date: 18 months from its issuance date (June 12, 2017).

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on their maturity date.

Interest rate: Series I notes bear interest from its issuance date until the sixth month maturity (inclusive) at a nominal fixed annual rate equivalent to 28.5% per annum and since the beginning of the seventh month until its maturity date will bear at a floating rate equivalent to the Badlar Privada rates published by the BCRA plus 3.75% per annum.

Interest Payment Date: Interest were paid quarterly in arrears since issuance date. The last interest payment date will be the maturity date.

Series II

Issuance date: 1 December 10, 2015.

Amount involved: $149,000,000 argentine pesos.

Expiration Date: 36 months from its issuance date (December 10, 2018).

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on their maturity date (December 10, 2018).

Interest rate: Series II notes bear interest from its issuance date until the ninth month maturity (inclusive) at a nominal fixed annual rate equivalent to 28.75% per annum and since the beginning of the tenth month until its maturity date will bear at a floating rate equivalent to the Badlar Privada rates published by the BCRA plus 4.00% per annum.

Interest Payment Date: Interest will be paid quarterly in arrears since issuance date. The last interest payment date will be the maturity date.

Series III

Issuance date: November 16, 2016.

Amount involved: $721,969,404.

Expiration Date: 18 months from its issuance date (May 16, 2018).

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on their maturity date (May 16, 2018).

Interest rate: Series III notes bear interest from its issuance date until their maturity date at a nominal floating annual rate equivalent to the Badlar Privada rates published by the BCRA plus 2.90% per annum.

Interest Payment Date: Interest will be paid quarterly in arrears since issuance date. The last interest payment date will be the maturity date.

Series IV

Issuance date: November 16, 2016.

Amount involved: U$S 77,900,400.

Expiration Date: 24 months from its issuance date (November 16, 2018).

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on their maturity date (November 16, 2018).

Interest rate: Series IV notes bear interest from its issuance date until their maturity date at a nominal fixed annual rate equivalent to 4.85%.

Interest Payment Date: Interest will be paid quarterly in arrears since issuance date. The last interest payment date will be the maturity date.

Use of Funds

The funds arising from the Series I and II notes placement were used for the partial settlement of bank overdrafts that Personal had taken to finance the acquisition of 3G and 4G frequencies bands. Funds from notes placement have been applied to “debt refinancing”.

The funds arising from the Series III and IV notes were used for local bank overdrafts cancellation (“refinancing of liabilities”).

Notes Rating

The mentioned notes have a local risk rating awarded by FIX SCR S.A. of “AA+(arg)” with a stable outlook. National “AA” involves a solid credit quality with respect to other note’s issuers of the country or other notes issued in the country.

Events of default

The terms and conditions of the Notes provide for certain events of default as follows:

✓              lack of payment of capital and/or interests of any of the notes at the maturity date during the term stated in the respective contracts;

✓              lack of payment of capital and/or interests of any other financial debt of Personal or its subsidiaries for an amount of at least US$ 20 million (“cross default” clause), after the expiration of the agreed grace period;

✓              final court sentence dictamination (including seizure, executions of property, and similar court decisions) for an amount of at least US$ 20 million;

✓              bankruptcy petition, presentation of reorganization proceeding, or homologation petition of out-of-court preventive agreement of Personal or any of its subsidiaries;

✓              any other situation that could cause the revocation of licenses granted to Personal or its subsidiaries (if applicable), in the case of total or partial license revocation that derives in negative effect on the commercial activity, assets, financial and economic situation of Personal or its subsidiaries (taken as a whole).

According to the terms of the notes issued if any case of non-compliance is verified, the debt holders are allowed to demand the payment of the outstanding amount of capital and accrued interest at the time of non-compliance (“acceleration clause”). The application of this clause is generally optional for the debt holders and it is subject to compliance of certain requirements and conditions.

As of the date of issuance of these consolidated financial statements, Personal and Núcleo are in compliance with their respective loans agreements’ commitments.

Note 13 – Salaries and social security payables

Salaries and social security payables include unpaid salaries, vacation and bonuses and its related social security contributions and termination benefits.

As of December 31, 2016, the total number of employees was 15,970, of which approximately 80% were unionized. All Management and senior positions are held by non-unionized employees.

	As of December 31,
	2016	2015	2014
Fixed services	10,901	10,903	11,056
Personal Mobile services	4,661	4,908	4,958
Núcleo Mobile services	408	413	402
Total number of employees of the Telecom Group	15,970	16,224	16,416

In the field of compensation policy for Directors and Managers, the Company and its subsidiaries have a scheme that includes fixed and variable components. While fixed compensation is dependent upon the level of responsibility required for the position and its market competitiveness, variable compensation is comprised of compensation driven by the goals established on an annual basis and also by compensation regarding the fulfillment of long and medium term goals.

The Company and its subsidiaries have no stock option plans for their employees.

Salaries and social security payables consist of the following:

	As of December 31,
Current	2016	2015
Vacation and bonuses	1,102	849
Social security payables	383	324
Termination benefits	125	88
	1,610	1,261
Non-current
Termination benefits	144	117
Bonuses	40	40
	184	157
Total salaries and social security payables	1,794	1,418

Compensation for the Key Managers for the years ended December 31, 2016, 2015 and 2014 is shown in Note 27.e).

Employee benefit expenses and severance payments are composed of:

	Years ended December 31,
	2016	2015	2014
Salaries	(6,954)	(5,166)	(3,994)
Social security expenses	(2,147)	(1,642)	(1,259)
Severance indemnities and termination benefits	(521)	(319)	(242)
Other employee benefits	(178)	(126)	(96)
	(9,800)	(7,253)	(5,591)

Note 14 – Income tax payables, income tax assets and deferred income tax

Income tax asset and liability, net as of December 31, 2016 and 2015 consist of the following:

	As of December 31, 2016					As of
	Telecom Argentina	Personal	Núcleo	Telecom USA	Total	December 31, 2015

Income tax payables	465	1,586	29	11	2,091	1,721
Withholdings and payments in advance of income taxes	(275)	(1,077)	(15)	(5)	(1,372)	(1,287)
Law No. 26,476 Tax Regularization Regime (*)	5	-	-	-	5	5
Current income tax liability, net	195	509	14	6	724
Current income tax liability, net as of December 31, 2015	5	407	27	-		439

Law No. 26,476 Tax Regularization Regime (*)	7	-	-	-	7	10
Non-current Income tax liability	7	-	-	-	7	10

(*) Tax liability valuated to its discount value at each time of valuation.

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities and the actions for recourse tax receivable are presented below:

	Income tax assets			Deferred tax liabilities
As of December 31, 2016	Telecom Argentina	Telecom USA	Total	Personal	Núcleo	Total
Allowance for doubtful accounts	86	2	88	271	16	287
Provisions	341	-	341	149	-	149
PP&E	-	1	1	-	13	13
Inventory	-	-	-	120	-	120
Termination benefits	82	-	82	-	-	-
Deferred revenues	85	-	85	-	-	-
Pension benefits	(*) 57	-	57	-	-	-
Other deferred tax assets, net	120	-	120	-	1	1
Total deferred tax assets	771	3	774	540	30	570
PP&E	(477)	-	(477)	(205)	-	(205)
Intangible assets	(83)	-	(83)	(584)	-	(584)
Cash dividends from foreign companies	-	-	-	(**) (150)	(44)	(194)
Mobile handsets financed sales	-	-	-	(84)	-	(84)
Investments	-	-	-	(4)	-	(4)
Other deferred tax liabilities, net	-	-	-	(68)	-	(68)
Total deferred tax liabilities	(560)	-	(560)	(1,095)	(44)	(1,139)
Total deferred tax asset (liability), net	(***) 211	3	214	(***) (555)	(****) (14)	(569)

Actions for recourse tax receivable	466	-	466
Total income tax assets	677	3	680

(*)     Include 8 in Other Comprehensive Income for the year ended December 31, 2016.

(**)    Include (20) in Other Comprehensive Income for the year ended December 31, 2016.

(***)   Include 10 y (65) in Telecom Argentina y Personal, respectively, corresponding to temporary differences reversals as a consequence of 2015 affidavits filings.

(****) Include (42) corresponding to current liabilities reclassifications and 9 corresponding to inicial balances currency transaltion adjustments

	Income tax assets				Deferred tax liabilities
As of December 31, 2015	Telecom Argentina	Núcleo	Telecom USA	Total	Personal	Total
Allowance for doubtful accounts	61	8	1	70	151	151
Provisions	314	-	-	314	129	129
PP&E	-	14	-	14	-	-
Inventory	-	-	-	-	99	99
Termination benefits	65	-	-	65	-	-
Deferred revenues	73	-	-	73	-	-
Pension benefits	33	-	-	33	-	-
Other deferred tax assets, net	78	4	-	82	-	-
Total deferred tax assets	624	26	1	651	379	379
PP&E	(390)	-	(1)	(391)	(260)	(260)
Intangible assets	(86)	-	-	(86)	(478)	(478)
Cash dividends from foreign companies	-	(6)	-	(6)	(113)	(113)
Investments	-	-	-	-	(61)	(61)
Other deferred tax liabilities, net	-	(1)	-	(1)	(17)	(17)
Total deferred tax liabilities	(476)	(7)	(1)	(484)	(929)	(929)
Total deferred tax asset (liability), net	148	19	-	167	(550)	(550)

Action for recourse tax receivable	98	-	-	98
Total income tax assets	246	19	-	265

Income tax expense for the years ended December 31, 2016, 2015 and 2014 consists of the following:

	Year ended December 31, 2016
	Profit (loss)
	Telecom Argentina	Personal	Núcleo	Telecom USA	Total

Current tax expense	(465)	(1,586)	(29)	(11)	(2,091)
Deferred tax benefit	45	80	-	4	129
Action for recourse income tax receivable	368	-	-	-	368
Income tax expense	(52)	(1,506)	(29)	(7)	(1,594)

	Year ended December 31, 2015
	Profit (loss)
	Telecom Argentina	Personal	Núcleo	Telecom USA	Total

Current tax expense	(273)	(1,410)	(33)	(5)	(1,721)
Deferred tax benefit	25	(112)	18	-	(69)
Action for recourse income tax receivable	98	-	-	-	98
Income tax expense	(150)	(1,522)	(15)	(5)	(1,692)

	Year ended December 31, 2014
	Profit (loss)
	Telecom Argentina	Personal	Núcleo	Telecom USA	Total

Current tax expense	(418)	(1,302)	(25)	(4)	(1,749)
Deferred tax benefit	19	(267)	3	-	(245)
Valuation allowance	-	27	-	-	27
Income tax expense	(399)	(1,542)	(22)	(4)	(1,967)

Income tax expense for the years ended December 31, 2016, 2015 and 2014 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	For the years ended December 31,
	2016	2015	2014
Pre-tax income	5,599	5,127	5,696
Non taxable items	79	8	(42)
Subtotal	5,678	5,135	5,654
Weighted statutory income tax rate (*)	34.3%	34.5%	34.5%
Income tax expense at weighted statutory tax rate	(1,947)	(1,774)	(1,950)
Income tax on cash dividends of foreign companies - Núcleo	(15)	(14)	(27)
Other changes in tax assets and liabilities	-	(2)	(17)
Actions for recourse income tax receivable	368	98	-
Changes in valuation allowance	-	-	27
	(1,594)	(1,692)	(1,967)

(*) Effective income tax rate based on weighted statutory income tax rate in the different countries where the Company has operations. The statutory tax rate in Argentina was 35% for all the years presented, in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends for all the years presented and in the USA the effective tax rate was 39.5% for all the years presented.

Income tax - Actions for recourse filed with the Tax Authority

Article 10 of Law No. 23,928 and Article 39 of Law No.24,073 suspended the application of the provisions of Title VI of the Income Tax Law relating to the income tax inflation adjustment since April 1, 1992.

Accordingly, Telecom Argentina and its domestic subsidiaries determined its income tax obligations in accordance to those provisions, without taking into account the income tax inflation adjustment.

After the economic crisis of 2002, many taxpayers began to question the legality of the provisions suspending the income tax inflation adjustment. Also, the Argentine Supreme Court of Justice issued its verdict in the “Candy” case (07/03/2009) in which it stated that particularly for fiscal year 2002 and considering the serious state of disturbance of that year, the taxpayer could demonstrate that not applying the income tax inflation adjustment resulted in confiscatory income tax rates.

More recently, the Argentine Supreme Court of Justice applied a similar criterion to the 2010, 2011 and 2012 fiscal years in the cases brought by “Distribuidora Gas del Centro” (10/14/2014, 06/02/2015 and 10/04/2016), enabling the application of income tax inflation adjustment for periods not affected by a severe economic crisis such as 2002.

According to the above-mentioned new legal background that the Company took knowledge during 2015, and after making the respective assessments, Telecom Argentina filed during 2015 and 2016 actions for recourse with the AFIP to claim the full tax overpaid for fiscal years 2009, 2010 and 2011 for a total amount of $371 plus interest, under the argument that the lack of application of the income tax inflation adjustment is confiscatory.

As of the date of issuance of these consolidated financial statements, the actions for recourse filed are pending of resolution by the Tax Authority. However, the Company’s Management, with the assessment of its tax advisor, considers that the arguments presented in those recourse actions follow the same criteria as the one established by the Argentine Supreme Court of Justice jurisprudence mentioned above, among others, which should allow the Company to obtain a favorable resolution of actions of recourse filed.

Consequently, the income tax determined in excess qualifies as a tax credit in compliance with IAS 12 and the Company recorded a non-current tax credit of $466 as of December 31, 2016 ($98 were recorded in fiscal year 2015 and $368 in fiscal year 2016, reducing Income tax cost). For the measurement of the tax credit, the Company has estimated the amount of the tax determined in excess for all fiscal years not covered by the statute of limitation (2009-2016) weighting the likelihood of certain variables according to the jurisprudential antecedents known until such date. The Company’s Management will assess Tax Authority’s resolutions related to actions of recourse filed as well as the jurisprudence evolution in order to annually re-measure the tax credit recorded.

Note 15 – Other taxes payables

Other taxes payables consist of the following:

	As of December 31,
	2016	2015
Current
VAT, net	360	452
Tax withholdings	319	201
Internal taxes	138	111
Tax on SU (Note 2.i)	110	91
Regulatory fees (Net of $14 offset with Resolution No. 41/07 receivables as of December 31,2016 – Note 2.p)	78	74
Turnover tax	75	143
Municipal taxes	35	46
Retention Decree No.583/10 ENARD	26	20
Tax on personal property – on behalf of Shareholders	8	15
	1,149	1,153

Note 16 – Other liabilities

Other liabilities consist of the following:

•                  pension benefits;

•                  guarantees received;

•                  legal fees payable by adhesion to the tax regularization schemes;

•                  any liability not included in the other liability items.

	As of December 31,
	2016	2015
Current
Compensation for directors and members of the Supervisory Committee	44	30
Guarantees received	15	12
Other	10	11
	69	53
Non-current
Pension benefits (Note 3.l)	164	95
Legal fees	4	4
Other	2	2
	170	101
Total other liabilities	239	154

Movements in the pension benefits are as follows:

	Years ended December 31,
	2016	2015
At the beginning of the year	95	68
Service cost (*)	11	8
Interest cost (**)	38	28
Payments	(4)	(2)
Actuarial loss /(gain) (***)	24	(7)
At the end of the year	164	95

(*) Included in Employee benefit expenses and severance payments.

(**) Included in Financial expenses.

(***) Included in Other comprehensive income as required by IAS 19R.

Note 17 – Provisions

The Company is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. In order to determine the proper level of provisions, Management of the Company, based on the opinion of its internal and external legal counsel, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of provisions required, if any, is made after careful analysis of each individual case.

The determination of the required provisions may change in the future due to new developments or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation. Consequently, as of December 31, 2016, the Company has established provisions in an aggregate amount of $1,680 to cover potential losses under these claims ($57 for regulatory contingencies deducted from assets and $1,623 included under provisions) and certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2016, these restricted funds totaled $66 (included under Other receivables, net line item in the consolidated statement of financial position).

Provisions consist of the following:

	Balances	Additions/ (recoveries)		Reclassifications	Uses		Balances as of December 31, 2015	Additions/ (recoveries)		Reclassifications	Uses		Balances
	as of December 31, 2014	Capital	Interest (i)		Debt recognition	Payments		Capital	Interest (i)		Debt recognition	Payments	as of December 31, 2016
Current
Provision for civil and commercial proceedings	71	34	19	68	(25)	(55)	112	-	-	47	(15)	(35)	109
Provision for labor claims	51	-	-	75	-	(75)	51	-	-	159	(27)	(92)	91
Provision for regulatory, tax and other matters claims	77	-	-	-	-	(33)	44	-	-	72	-	(45)	71
Total current provisions	199	34	19	143	(25)	(163)	207	-	-	278	(42)	(172)	271
Non-current
Provision for civil and commercial proceedings	228	49	31	(68)	-	-	240	14	54	(47)	-	-	261
Provision for labor claims	288	61	55	(75)	-	-	329	130	78	(159)	(1)	-	377
Provision for regulatory, tax and other matters claims	441	(30)	20	(24)	-	-	407	43	11	(45)	-	-	416
Asset retirement obligations	123	54	12	-	-	-	189	47	64	-	-	(2)	298
Total non-current provisions	1,080	134	118	(167)	-	-	1,165	234	207	(251)	(1)	(2)	1,352

Total provisions	1,279	(ii) 168	137	(iii) (24)	(25)	(163)	1,372	(iv) 234	207	(v) 27	(43)	(174)	1,623

(i)               Charged to finance costs, interest on provisions line item.

(ii)             Charged 113 to Provisions, 53 to PP&E (CAPEX) and 2 to currency translation adjustments.

(iii)           Reclassified to Other Receivables.

(iv)           Charged 187 to Provisions, 45 to PP&E (CAPEX) and 2 to currency translation adjustments.

(v)             Use of Resolution No. 41/07 receivables.

1.             Probable Contingent liabilities

Below is a summary of the most significant claims and legal actions for which provisions have been established:

•                  Profit sharing bonds

Various legal actions are brought, mainly by former employees of the Company against the Argentine government and Telecom Argentina, requesting that Decree No. 395/92 – which expressly exempted Telefónica and the Company from issuing the profit sharing bonds provided in Law No. 23,696 – be struck down as unconstitutional. The plaintiffs also claim the compensation for damages they suffered because such bonds have not been issued.

In August 2008, the Argentine Supreme Court of Justice found Decree No. 395/92 unconstitutional when resolving a similar case against Telefónica.

Since the Argentine Supreme Court of Justice’s judgment on this matter, the Divisions of the Courts of Appeal ruled that Decree No. 395/92 was unconstitutional. As a result, in the opinion of the legal counsel of the Company, there is an increased probability that the Company has to face certain contingencies, notwithstanding the right of reimbursement that attends Telecom Argentina against the National State.

Said Court decision found the abovementioned Decree unconstitutional and ordered that the proceedings be remanded back to the court of origin so that such court could decide which defendant was compelled to pay –the licensee and/or the Argentine government- and the parameters that were to be taken into account in order to quantify the remedies requested (percent of profit sharing, statute of limitations criteria, distribution method between the program beneficiaries, etc). It should be mentioned that there is no uniformity of opinion in the Courts in relation to each of those concepts.

Later, in “Ramollino Silvana c/Telecom Argentina S.A.”, the Argentine Supreme Court of Justice, on June 9, 2015, ruled that the profit sharing bonds do not correspond to employees who joined Telecom Argentina after November 8, 1990 and that were not members of the PPP.

This judicial precedent is consistent with the criteria followed by the Company for estimating provisions for these demands, based on the advice of its legal counsel, which considered remote the chances of paying compensation to employees not included in the PPP.

Legal action’s statute of limitations criteria: Argentine Supreme Court of Justice ruling “Dominguez c/ Telefónica de Argentina S.A.”

In December 2013, the Argentine Supreme Court ruled on a similar case to the above referred legal actions, “Domínguez c/ Telefónica de Argentina S.A”, overturning a lower court ruling that had barred the claim as having exceeded the applicable statute of limitations since ten years had passed since the issuance of Decree No. 395/92.

The Argentine Supreme Court of Justice ruling states that the Civil and Commercial Proceedings Court must hear the case again to consider statute of limitations arguments raised by the appellants that, in the opinion of the Argentine Supreme Court of Justice, were not considered by the lower court and are relevant to the resolution of the case.

After the Argentine Supreme Court of Justice’s ruling and until the date of issuance of these consolidated financial statements, two chambers of the Civil and Commercial Federal Proceedings Court have issued opinions interpreting the doctrine developed by the Argentine Supreme Court of Justice in its ruling, acknowledging that the statute of limitations must be applied periodically –as of the time of each balance sheet- but limited to five years; and Chamber III ruled, by a majority of votes, that the statute of limitations must not be applied periodically, but that instead, was exceeded ten years after the issuance of Decree No. 395/92.

Criteria for determining the relevant profit to calculate compensation: ruling of the Civil and Commercial Federal Proceedings Court in Plenary Session “Perota c/ Estado Nacional y Telefónica de Argentina S.A.”

On February 27, 2014, the Civil and Commercial Appeals Court issued its decision in plenary session in the case “Perota, César c/ Estado Nacional”, as a result of a complaint filed against Telefónica de Argentina S.A, ruling: “that the amount of profit sharing bonds the corresponding to former employees of Telefónica de Argentina S.A. should be calculated based on the taxable income of Telefónica de Argentina S.A. on which the income tax liability is to be assessed”.

The Court explained that in order to make such determination: “it is necessary to clarify that “taxable income” (pre-tax income) means the amount of income subject to the income tax that the company must pay, which generally means gross income, including all revenue obtained during the fiscal year (including contingent or extraordinary revenue), minus all ordinary and extraordinary expenses accrued during such fiscal year”.

As of December 31, 2016, the Company’s Management, with the advice of its legal counsel, has recorded the provisions for contingencies that it estimates are sufficient to cover the risks associated with these legal actions, having considered the available legal background as of the date of these consolidated financial statements.

Additionally, on June 3, 2013 Telecom Argentina was notified of a lawsuit filed by four unions claiming the issuance of a profit sharing bonds (hereinafter “the bonds”) for future periods and for periods for which the statute of limitations is not expired. To enforce this claim, the plaintiffs require that Decree No. 395/92 should be declared unconstitutional.

This collective lawsuit is for an unspecified amount. The plaintiffs presented the criteria that should be applied for the determination of the percentage of participation in the Company’s profit. The lawsuit requiring the issuance of a profit sharing bond represents an obligation with potential future economic impact for Telecom Argentina.

In June 2013, the Company filed its answer to the claim, arguing that the labor courts lack of jurisdiction. On October 30, 2013, the judge rejected the lack of jurisdiction plea, established a ten year period as statute of limitation and deferred ruling on the defenses of res judicata, lis pendens and on the third party citation required after a hearing is held by the court. Telecom Argentina has appealed the judge’s ruling.

On December 12, 2013 this hearing took place and the intervening court differed the defense of statute of limitations filed by the Company to the moment of the final ruling, among other matters. It also ordered the plaintiff to establish that they have permission to bring the case on behalf Telecom Argentina’s employees included in the claim; meanwhile the trial proceeding will be suspended. The plaintiff appealed the decision and the judge deferred this issue to the time of sentencing.

As of the date of issuance of these consolidated financial statements, the appeal regarding lack of jurisdiction raised by the Company is pending, until the documentation requested by the court to the plaintiffs was resolved.

The Company, based on the advice of its legal counsel, believes that there are strong arguments to defend its rights in this claim based, among other things, in the expiration of the statute of limitations of the claim for the unconstitutionality of Decree No. 395/92, the lack of active legal standing for collective claim for bonds issuance -due to the existence of individual claims-, among other reasons regarding lack of active legal standing.

•                  Wage differences by food vouchers and non-remunerative sums

The Company is subject to various lawsuits initiated by some employees and former employees who claim wage differences caused by the impact of the concepts “non-remunerative sums” (amounts not subject to social security contributions) and “food vouchers” over the settlement of items such as overtime, productivity, vacation, supplementary annual salary and other additional benefits provided by the Collective Bargaining Agreement.

In this regard, the Argentine Supreme Court of Justice has recognized that “food vouchers” are remunerative and are part of the employees’ compensations, declaring the unconstitutionality of Sect. 103 bis, inc. C of the Employment Contract Act (which gives them the character of social benefits). Considering these judicial precedents, as of December 31, 2016, the Company’s Management, with the advice of its legal counsel, has recorded a provision for contingencies that it estimates is sufficient to cover the risks associated with these claims as of the date of issuance of these consolidated financial statements.

•                  Sales representative claims

Former sales representatives of Personal have brought legal actions for alleged improper termination of their contracts and have submitted claims for payment of different items such as commission differences, value of the customers’ portfolio and lost profit, among other matters. Personal believes, based on the advice of its legal counsel, that certain items included in the claims would not be sustained while other items, if sustained, would result in significantly lower amounts than those claimed. As of the date of issuance of these consolidated financial statements, some legal actions are in the discovery phase and with expert opinions in progress.

Personal’s Management, based on the advice of its legal counsel, has recorded provisions that it estimates are sufficient to cover the risks associated with these claims, which are considered that would not have a negative impact on Personal’s results and financial position.

•                  Regulator’s Penalty Activities

Telecom Argentina is subject to various penalty procedures, in most cases promoted by the Regulatory Authority, for delays in the reparation and installation of service to fix-line customers. Although generally a penalty considered on an individual basis does not have a material effect on Telecom Argentina’s equity, there is a significant disproportion between the amounts of the penalty imposed by the Regulatory Authority and the revenue that the affected customer has generatesd to Telecom Argentina.

Since fiscal year 2013, the CNC significantly increased its penalty activities, increasing the amount of charges and sanctions, as well as the individual amount of each of the latter. In several cases the sanctions imposed as from 2013 had twice the economic value of those imposed to Telecom Argentina in previous periods for the same alleged infringements.

In determining the provisions for regulatory charges and sanctions, the Telecom Argentina’s Management, with the assessment of its legal counsel, determines the likelihood of such sanctions being imposed, the amount thereof based on historical information and judicial precedents, also contemplating various probable scenarios of statute of limitation for charges and sanctions received, the current levels of execution of sanctions and the eventual results of legal actions that Telecom Argentina has undertaken to demonstrate, among other things, the disproportionate sanctions imposed by the Regulatory Authority since 2013.

Telecom Argentina has recorded certain provisions that it deems sufficient to cover the above mentioned sanctions and charges, estimating that they should not prosper in amounts individually higher than 200 thousand UT (9,380 argentine pesos) per each alleged violation against its clients in the normal course of business, in accordance with the legal and regulatory analysis performed as of December 31, 2016. If Telecom Argentina and its legal advisors’ arguments do not prevail, the Management of Telecom Argentina estimates that the amount of provisions for regulatory charges and sanctions might be increased in approximately $154 as of December 31, 2016.

2.             Possible Contingencies

In addition to the possible contingencies related to regulatory matters described in Note 2 i) FFSU – Impact in Telecom Argentina, below is a summary of the most significant claims and legal actions for which no provisions have been established, although it cannot be ensured the final outcome of these lawsuits:

•                  “Consumidores Financieros Asociación Civil para su Defensa” claim

In November 2011, Personal was notified of a lawsuit filed by the “Consumidores Financieros Asociación Civil para su Defensa” claiming that Personal made allegedly abusive charges to its customers by implementing per-minute billing and setting an expiration date for prepaid telecommunication cards.

The plaintiff claim Personal to: i) cease such practices and bill its customers only for the exact time of telecommunication services used; ii) reimburse the amounts collected in excess in the ten years preceding the date of the lawsuit; iii) credit its customers for unused minutes on expired prepaid cards in the ten years preceding the date of the lawsuit; iv) pay an interest equal to the lending rate charged by the Banco de la Nación Argentina; and v) pay punitive damages provided by article 52 bis of Law No. 24,240.

Personal responded in a timely manner, arguing the grounds by which the lawsuit should be dismissed, with particular emphasis on the regulatory framework that explicitly endorses Personal’s practices, now challenged by the plaintiff in disregard of such regulations.

The plaintiffs are seeking damages for unspecified amounts. Although Personal believes there are strong defenses according to which the claim should not succeed, in the absence of jurisprudence on the matter, Personal’s Management (with the advice of its legal counsel) has classified the claim as possible until a judgment is rendered.

This claim was at a preliminary stage as of the date of these consolidated financial statements. However, the judge has ordered the accumulation of this claim with two other similar claims against Telefónica Móviles and AMX Argentina. So, the three legal actions will continue within the Federal Civil and Commercial Court No. 9.

•                  Lawsuit against Personal on changes in services prices

In June 2012 the consumer trade union “Proconsumer” filed a lawsuit against Personal claiming that the company did not provide the clients with enough information regarding the new prices for the services provided by Personal between May 2008 and May 2011. It demands the reimbursement of the increase in the price billed to customers for a period of two months.

Personal’s Management considers that Personal had adequately informed its clients the modifications of the terms and conditions in which the service would be provided, and therefore, believes that this lawsuit should not succeed.

On September 5, 2012 the Court took notice of the lawsuit. On June 26, 2013, the judge upheld the jurisdictional plea filed by Personal and ordered to send the lawsuit to the Administrative and Contentious court, which decided that the jurisdiction corresponded to the Commercial Court. That decision was appealed by Personal through an extraordinary motion. The extraordinary motion was denied and Personal filed a complaint with the Argentine Supreme Court of Justice, which on May 27, 2016 provided that the demand will continue its proceedings in the commercial courts. The lawsuit is in the discovery phase and both parts are preparing the evidence required.

Personal’s Management considers that there are solid arguments for the favorable resolution of this lawsuit, but, in the event it is resolved unfavorably, it would not have a significant impact on Personal’s results and financial position.

•                  Legal Procedures relating to the Definition of the Scope of Fixed and Mobile Telephone Services under Broadcasting Law No. 22,285, repealed by Law No. 26,522 of Audiovisual Communication Services

The Group offers a wide range of telecommunications services in the market, including, among others, those referred to as VAS, which provide additional functionality to the basic services of voice transmission through a telecommunications network.

In connection with the VAS, there are some legal claims referred to the provision of streaming services, known as video on demand, and also an Argentine Supreme Court of Justice opinion relating to the commercialization of a service called Superpack.

o                Supercanal Case

Within the context of a claim filed by Supercanal S.A. in 2003, an injunction was ordered against the fixed and mobile telephone companies, by which the Court ordered them to abstain from “providing supplementary broadcasting services or issuing any kind of broadcasting contents and programming”, as well as “making any advertisement relating to future services to be provided, or the provision of television services as VAS or any other kind of technical method through the fixed or mobile telephone and Internet services that they provide”.

In 2012 a lower court decided to consider the case “without merit” and to terminate the injunction. However, on February 18, 2014, the Court of Appeals overruled such decision, and the judge must now decide on the appeal filed against the injunction, which is still pending.

On June 16, 2014 Telecom Argentina filed before the Courts a request to terminate the injunction, arguing among other reasons that new Law No. 26,522 of Audiovisual Communication Services has repealed the former law, under which the injunction had been ordered.

In March 2015, Telecom Argentina reported the issuance of Law No. 27,078 (LAD) and its effect on the injunction, which became moot.

As a result, on June 3, 2015 the plaintiff informed the Court that it had no complaints the case was moot considering the new legal framework introduced by Laws No. 26,522 and 27,078.

On May 10, 2016, the judge decided that the claim is moot, ordered the lifting of the injunction and the closing of the claim.

o                Claim by the Argentine Association of Cable Television

Within the context of a claim filed by the Argentine Association of Cable Television in 2006, an injunction was ordered against the fixed and mobile telephone companies, by which the Court ordered them to abstain from “transmitting, repeating and/or providing directly or indirectly broadcasting services or their supplementary services”, based on the former Broadcasting Law No. 22,285.

Subsequently, such injunction was extended to the commercialization of the Superpack service (joint offer of satellite television services provided by DirecTV and telephone and Internet services provided by Telecom Argentina, where each entity invoiced the services provided by it directly to the final customer), which was suspended by an appeal filed by Telecom Argentina before the Argentine Supreme Court of Justice. However, on June 3, 2014, the Argentine Supreme Court of Justice rejected such appeal because it did not refer yet to a final decision on the substantial issue that must be resolved by such Court. Accordingly, the Company prudentially suspended the commercialization of the above referred joint offer with DirecTV from June 4, 2014. The suspension of this joint offer only meant to the Group a decrease in commissions revenues for new subscribers that our network commercialized in favor of DirecTV, and a decrease in costs from commissions conceded to DirecTV for subscribers that the latter captured for the Telecom Group, which were not material during the year ended December 31, 2014.

On June 10, 2014, the Company claimed to the Courts that the substantial issues under the claim are “without merit” and the injunction has become ineffective as a result of the new Law No. 26,522 of Audiovisual Communication Services –which repealed the former law under which the injunction had been ordered.

On October 7, 2014, the Court notified the Company and Personal of a breach complaint related to the above referred injunction. Such notification was answered rejecting its whole content and requesting that the CNC and the SC become part of the process. The Court will have to make a joint decision on these two issues presented by the parties.

On December 19, 2014 Law No. 27,078 came into force. In Article 9 paragraph 2 states that licensees of services under the Law – such as Telecom Argentina and Personal – may provide audiovisual media services. This legislation reinforces the legal arguments used by the Company to continue providing the VAS analyzed in these cases.

On June 18, 2015 a lower Court decided to postpone the declaration that the claim was moot and to limit the term of the injunction for six months. The decision was appealed by the Company and other defendants. On October 8, 2015 the Court of Appeals decided the revocation of the judge’s decision that the claim is moot and ruled that the injunction has ceased to apply. Against this decision, the plaintiff has filed an extraordinary resource. On March 17, 2016, the Court of Appeals rejected the resource. The plaintiff filed a complaint with the Supreme Court on March 29, 2016, which it was dismissed by the Supreme Court on August 4, 2016 and ended the claim.

•                  Proceedings related to value added services - Mobile contents

On October 1, 2015 Personal was notified of a claim seeking damages for unspecified amounts initiated by consumer trade union “Cruzada Cívica para la defensa de los consumidores y usuarios de servicios públicos”. The plaintiff invokes the collective representation of an undetermined number of Personal customers.

The plaintiff claims the way that content and trivia are contracted, in particular the improper billing of messages sent offering those services and their subscription. Additionally, it proposes the application of a civil penalty.

This claim has a similar object to other claims made by a consumer association (Proconsumer) where collective representation of customers is also invoked. As of the date of issuance of these consolidated financial statements, those claims are not at preliminary stages.

Personal has answered the claims through the presentation of legal and factual defenses, subpoenaing third parties involved in the provision of VAS. Likewise, with the advice of its legal counsel, Personal believes to have strong arguments for its defense in these lawsuits. However, given the absence of jurisprudential precedents, the final outcome of these claims cannot be assured.

•                  Claims of some Personal Content Providers

In the framework of the general reorganization of the content business started out by Personal in 2016, and given the upcoming expiration of agreements with content providers, some of the latter have been notified that such agreements will not be renewed.

By virtue of that communication, three of those companies initiated and obtained in court (between January 12, 2017 and February 24, 2017), precautionary measures against Personal, in order to avoid that the duly notified decision of not renewing the agreements be effective, and thus, forcing Personal to refrain from disconnecting or interrupting the contractual relationship on the scheduled dates.

All these precautionary measures were timely appealed by Personal, with only one of them remaining in force as of the date of issuance of these consolidated financial statements. On February 7, 2017, the ENACOM decided that Personal should refrain from disrupting the services of the companies nucleated in CAVAM as well as from modifying the existing business conditions.

Later, on February 24, 2017, the ENACOM notified Personal the Resolution 2017-1122-APN-ENACOM # MCO, which set out that Mobile Operators may receive, in every respect, a percentage that should not exceed 40% of the services invoiced on behalf and to the order of providers of audiotext and mass calling Value Added Services.

In addition, the Resolution sets forth a 30-day period to file under the ENACOM the interconnection contracts or the addenda to the existing ones, that ensure adjustments to the contracts already in force and with relation to the services rendered by the members of CAVAM.

In light of the situation described, taking into account the impact on rights and interests, Personal will deduct all necessary actions and/or administrative and/or judicial resources in order to obtain revocation/modification and/or annulment of the Resolution in question, since the conditions set forth in the rule are deemed inapplicable to the contractual status with content providers, for the reason that these conditions are purely commercial and have been entered into by private parties, besides the numerous legal inconsistencies regarding said Resolution.

•                  “Asociación por la Defensa de Usuarios y Consumidores c/Telecom Personal S.A.” claim

In 2008 the “Asociación por la Defensa de Usuarios y Consumidores” sued Personal, seeking damages for unspecified amounts, claiming the billing of calls to the automatic answering machine and the collection system called “send to end” in collective representation of an undetermined number of Personal customers.

In the third quarter of 2015 Personal took knowledge of an adverse court ruling in a similar trial, promoted by the same consumers association against other mobile operator.

Personal’s Management, with the advice of its legal counsel, believes that it has strong arguments for its defense, but given the new jurisprudential precedent, the outcome of this claim cannot be ensured.

•                  Interest rate applicable to the matters under Labor Courts of the City of Buenos Aires

On May 21, 2014 the National Labor Court of Appeals agreed, as a result of a divided vote, that the interest rate applicable to the matters under its jurisdiction in the City of Buenos Aires shall be the nominal annual rate for personal loans with free use of funds of the Argentine National Bank for a 49 to 60 month term (as of December 31, 2015 the mentioned rate was 3% per month). The Court also resolved that in those cases that the Court sentences are still pending, this new rate shall be applied as from the date on which each amount is due.

As from 2002 the above mentioned Court had resolved to apply the interest rate resulting from the monthly average of the interest rate used by the National Bank of Argentina for the granting of loans (as of December 31, 2015 the mentioned average rate was 2.055% per month). Therefore, this disposition represents an increase in the interest rate, which the Company has reflected in its assessment of the provisions for pending labor claims. Although this Court’s decision is not compulsory for lower Courts, an additional risk exists since the Courts might intend to apply such rate retroactively to labor credits not yet acknowledged by a Court sentence.

Telecom Group’s Management, with the advice of its legal counsel, considers that there are solid legal arguments to argue against the retroactive application of this new rate. As of the date of issuance of these consolidated financial statements, Management cannot assure the result deriving from the decision of the Court of Appeals, until the lower Courts issue future opinions making their positions clear. Nevertheless, should a disadvantageous resolution prevail, it is estimated that shall not have a significant impact on the Group’s financial position and results of operations

3.             Remote Contingencies

The Group faces other legal proceedings, fiscal and regulatory considered normal in the development of its activities. The Company Directors and its legal advisors estimate it will not generate an adverse impact on their financial position and the result of its operations, or its liquidity. In accordance with IAS 37 provisions, not any provision has been constituted related to the resolution of these issues

4.             Contingency Asset

•                  “AFA Plus Project” Claim

On July 20, 2012, the Company entered into an agreement with the Argentine Football Association (“AFA”), for the provision of services to a system called “Argentine Football System Administration” (“AFA Plus Project”) related to the secure access to first division football stadiums whereby Telecom Argentina should provide the infrastructure and systems to enable the AFA to manage the aforementioned project. The recovery of investments and expenses incurred by Telecom Argentina and its profit margin would come from charging AFA with a referring price stated in 20% of the popular ticket price per each football fan that attend the stadiums during the term of the agreement, so the recoverability of the Company’s assets related to the Project depended on AFA implementing the “AFA Plus Project”.

From 2012 and in compliance with its contractual obligations, the Company made investments and incurred in expenses amounting to $182 as of December 31, 2016, of which $143 are included in PP&E (as of December 31, 2015, such figures amounted to $179 and $140, respectively) for the provision and installation of equipment and the execution of civil works for improving the football stadiums, registration centers equipment, inventories and material storage and attend other expenses directly associated with AFA Plus Project.

For several specific reasons of the Project, the football environment and the country context, the AFA Plus system was not implemented by AFA, not even partially. Accordingly, Telecom Argentina has not been able to begin collecting the agreed price.

Finally, throughout the agreement, Telecom Argentina received no compensation from AFA for the services provided and the work performed. In September 2014, AFA notified the Company of its decision to terminate the agreement with Telecom Argentina, modifying the AFA Plus Project, and also informed that it will assume the payment of the investments and expenditures incurred by the Company. Accordingly, negotiations between the parties have started.

In February 2015, AFA made a proposal to compensate the investments and expenditures incurred by the Company through advertising exchange exclusively related to the AFA Plus Project (or the one that replaces this Project in the future), in the amount of US$ 12.5 million. If the advertising compensation was not operating in one year, AFA would pay to Telecom Argentina the mentioned amount. The Company analyzed the quality of the assets offered by AFA in its offer of advertising exchange, and rejected the offer as insufficient.

New negotiations were conducted in 2015 to improve the mentioned offer (requiring a combination of cash payments and advertising) but a satisfactory agreement was not reached and negotiations were suspended for AFA internal affairs.

In October 2015, the Company formally demanded that AFA pay the amounts due ($179.2 plus interest from its implementation). AFA rejected the claim but agreed to resume negotiations for a closing agreement which was then suspended by the AFA electoral process.

In January 2016 both parties resumed conciliatory negotiations, while the Company reserved its right to exercise legal claims on the amounts due.

In June 2016 the Company initiated a compulsory pre-judicial mediation procedure. The first audience, held on July 12, 2016, was attended by both parties. A second audience was held on August 3, 2016 and a third and the last one was held on August 23, 2016, which resulted in no agreement between the parties.

As of the date of issuance of these consolidated financial statements, the Company, with the assistance of its legal advisors, is preparing the lawsuit against AFA in order to claim the owed amounts through the judicial system. The Company’s Management and its external advisor believe that they have solid and legal arguments for claiming and are evaluating the actions to be followed for recovering the investments and expenses made.

It is worth mentioning that the impairment recorded by the Company arising from the uncertainties related to the recoverable value of assets recognized by the AFA Plus Project (Works in Progress and Materials amounting to $143 as of December 31, 2016) have been only recorded for the purpose to comply with accounting standards and in no way involves giving up or limiting the rights given to the Company as a genuine creditor for the AFA Plus Project agreement.

Note 18 – Commitments

(a) Purchase commitments

The Company has entered into various purchase orders amounting in the aggregate to approximately $7,945 as of December 31, 2016 (of which $2,866 corresponds to PP&E commitments), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements. This amount also includes the commitments mentioned in c).

(b) Investment commitments

In August 2003, Telecom Argentina was notified by the SC of a proposal for the creation of a $70- fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies and aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund.

In November 2003, the Company contributed $1.5 at the inception of the Fund. In addition, Management announced that it is the Company’s intention to promote agreements with local suppliers which would facilitate their access to financing.

(c) Commitments assumed by Telecom Argentina from the sale of Publicom

On March 29, 2007, Telecom Argentina’s Board of Directors approved the sale of its equity interest in Publicom (a company engaged in directories’ publishing business) to Yell Publicidad S.A. (a company incorporated in Spain, member of the Yell Group- Grupo Yell), which was executed on April 12, 2007 (the “Closing Date”).

On Closing Date and after the stock transfer was actually performed, Publicom accepted a proposal from Telecom Argentina. According to said proposal, Telecom Argentina:

✓         engages Publicom to publish and print Telecom Argentina’s directories (“white pages”) for a 5-year period, which was extended annually;

✓         engages Publicom to distribute Telecom Argentina’s white pages for a 20-year period, which may be extended upon expiry date;

✓         engages Publicom to maintain the Internet portal, which allows to access the white pages through the web, for a 20-year period, term which may be extended upon expiry date;

✓         grants Publicom the right to lease advertising spaces on the white pages for a 20-year period, which may be extended upon expiry date; and

✓         authorizes the use of certain trademarks for the distribution and/or consultation on the Internet and/or advertising spaces agreements for the same specified period.

Telecom Argentina reserves the right to supervise certain matters associated with white pages publishing and distribution activities that allow Telecom Argentina to assure the fulfillment of its regulatory obligations during the term of the proposal. The terms and conditions of the proposal include usual provisions that allow Telecom Argentina to apply economic sanctions in the case of non-compliance, and in the case of serious non-compliance, allow Telecom Argentina to require an early termination. In the latter case, the Company could enter into an agreement with other providers.

The proposal set prices for the publishing, printing and distribution of the 2007 directories, and provided clauses for the subsequent editions in order to ensure Telecom Argentina that said services will be contracted at market price.

Telecom Argentina shall continue to include in its own invoices the amounts to be paid by its customers to Publicom for the contracted services or those that may be contracted in the future, and subsequently collect the amounts for said services on behalf and to the order of Publicom, without absorbing any delinquency.

(d) Commitments assumed by Núcleo

During 2010, the CONATEL awarded Núcleo a public bidding for the implementation of the expansion of the infrastructure of networks used as platform for the mobile telephony access services and the basic service in areas of public or social interest in Paraguay. The total investment was approximately of $17, of which $12 were subsidized by CONATEL.

As of the date of these consolidated financial statements, Núcleo has timely fulfilled its investments obligations and the total assets and services have been installed and are satisfactorily functioning. The CONATEL has disbursed approximately $11 related to this bidding.

Additionally, in August 2011, the CONATEL awarded Núcleo a new public bidding for the implementation of the expansion of the infrastructure of networks as a platform for the mobile telephony access services and the basic service in the Department of Caaguazú. Núcleo committed to install and render satisfactorily functioning all the assets and services covered by the bidding within six months from the date of signing of the contract, by means of an approximate investment of $6 of which $5 were subsidized by the CONATEL. As of the date of these consolidated financial statements, the work is finished. The CONATEL has disbursed approximately $4 related to this bidding.

CONATEL’s total differed disbursements as of December 31, 2016 amounted to $15 and were included under “Deferred revenues” line item, corresponding $4 to current deferred revenues, having accrued gains for $11 since fiscal year 2011.

(e) Commitments assumed from the acquisition of Spectrum by Personal

The Auction Terms and Conditions convened by SC Resolution No. 38/14 established high and demanding obligations of coverage and network deployment, which would require significant investments in PP&E that were estimated at the time of submission of Personal´s bid in approximately US$ 450 million over the next five years and whose failure could result in sanctions and adverse effects to Personal.

Some of the obligations included in the Terms and Conditions are the following:

•      Extend the SRMC, STM and PCS coverage in such a way that it reaches all locations with at least 500 inhabitants in a time period that would not exceed 60 months.

•      Upgrade the network infrastructure in a time period that would not exceed 60 months, in such a manner that in all the network locations where mobile Internet services are offered a minimum of 1 Mbps per user be guaranteed in the downlink for SRMC, STM and PCS.

•      For the SCMA (Annex III of Terms and Conditions) progressive coverage obligations in the Argentine Republic territory are established, in five differenced stages, completed in the 60-month-period with coverage in locations with more than 500 inhabitants.

For further detail of the obligations involved, see SC Resolution No.37/14, No. 38/14 and its amendments and supplementary regulations.

Taking into account that the frequency bands of SC Resolution No.83/14 had been partially awarded, Personal requested the SC that all the mentioned deadlines were calculated from the date on which the frequency band 713-723 Mhz to 768-778 Mhz were awarded, what would complete Lot 8 award. Such requirement was satisfied by the provisions of section 4 d) of Decree No. 1,340/16.

As of December 31, 2016, Personal’s management has invested in expanding coverage and network deployment in an amount of approximately US$ 354 million. There are also purchase orders issued related to this improvement for an amount of approximately US$ 66 million (included in a) above.

Note 19 – Equity

Equity includes:

	As of December 31,
	2016	2015
Equity attributable to Telecom Argentina (Controlling Company)	19,336	17,194
Equity attributable to non-controlling interest (ABC Telecomunicaciones S.A. – Note 1.a)	542	416
Total equity (*)	19,878	17,610

(*) Additional information is given in the consolidated statements of changes in equity.

(a) Capital information

The total capital stock of Telecom Argentina amounted to $984,380,978, represented by an equal number of ordinary shares, of $1 argentine peso of nominal value, of which 969,159,605 treasury shares are entitled to one vote. The capital stock is fully integrated and registered with the IGJ.

The Company’s shares are authorized by the CNV, the Buenos Aires Stock Exchange (the “BCBA”) and the New York Stock Exchange (the “NYSE”) for public trading. Only Class “B” shares are traded since Nortel owns all of the outstanding Class “A” shares; and Class “C” shares are dedicated to the employee stock ownership program, as described below.

Telecom Argentina’s breakdown of capital stock as of December 31, 2016 is as following:

	Registered, subscribed and authorized for public offering
Shares	Outstanding shares	Treasury shares	Total capital stock
Ordinary shares, $1 argentine peso of nominal value each
Class “A”	502,034,299	-	502,034,299
Class “B”	466,890,558	15,221,373	482,111,931
Class “C”	234,748	-	234,748
Total	969,159,605	15,221,373	984,380,978

Each ADS represents 5 Class B shares and are traded on the NYSE under the ticker symbol TEO.

(b) Share Ownership Plan

In 1992, a Decree from the Argentine government, which provided for the creation of the Company upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class “C” shares was to be included in the PPP (an employee share ownership program sponsored by the Argentine government). Pursuant to the PPP, the Class “C” shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by the Company and who elected to participate in the plan.

In 1999, Decree No. 1,623/99 of the Argentine government eliminated the restrictions on some of the Class “C” shares held by the PPP, although it excluded Class “C” shares of the Fund of Guarantee and Repurchase subject to an injunction against their use. In March 2000, the shareholders’ meeting of the Company approved the conversion of up to unrestricted 52,505,360 Class “C” shares into Class “B” shares (these shares didn’t belong to the Fund of Guarantee and Repurchase), most of which was sold in a secondary public offering in May 2000.

The Annual General and Extraordinary Meetings held on April 27, 2006, approved that the power for the additional conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. As granted by the Meetings, the Board transferred the powers to convert the shares to some of the Board’s members and/or the Company’s executive officers. As of December 31, 2011, all the 41,339,464 shares were converted into Class “B” ordinary shares in eleven tranches.

The remaining 4,593,274 Class “C” shares were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada s/nulidad de acto jurídico”, which was released. The General Ordinary and Extraordinary and Special Class “C” Shares Meetings held on December 15, 2011, approved that the power for the additional conversion of up to 4,593,274 Class “C” shares into the same amount of Class “B” shares in one or more tranches, be delegated to the Board of Directors. Of such amount, 4,358,526 Class “C” shares have already been converted into Class “B” shares in 10 tranches.

As of the date of issuance of these consolidated financial statements, 234,748 Class “C” shares are still pending to be converted into Class “B” shares.

(c) Capital Market Act - Law No. 26,831

On December 28, 2012 the new Capital Market Law (Law No. 26,831) was published in the Official Bulletin. This Law eliminates self-regulation of the capital market; grants new powers to the CNV and supersedes Law No. 17,811 and Decree No. 677/01, among other rules. The Law became effective on January 28, 2013. Since that date, governs the universal scope of the Statutory Regime of Public Offer of Mandatory Acquisition, as provided the Law, which states: “Article 90. – Universal scope. The Statutory Regime of Public Offer of Mandatory Acquisition regulated in this chapter and the residual rules of participation regulated in the following chapter includes all listed companies, even those that, under the previous regime, have opted to be excluded of its application.”

(d) Acquisition of Treasury Shares

The Company’s Ordinary Shareholders’ Meeting held on April 23, 2013, which was adjourned until May 21, 2013, approved at its second session of deliberations, the creation of a “Voluntary Reserve for Capital Investments” of $1,200, granting powers to the Company’s Board of Directors to decide its total or partial application, and to approve the methodology, terms and conditions of such investments.

In connection with the above mentioned, on May 22, 2013, the Board of Directors approved a Company’s Treasury Shares Acquisition Program in the market in Argentine pesos (the “Treasury Shares Acquisition Program”) so as to avoid any possible damages to the Company and its shareholders derived from fluctuations and unbalances between the shares’ price and the Company’s solvency, for the following maximum amount and deadline:

•                  Maximum amount to be invested: $1,200.

•                  Deadline for the acquisitions: until April 30, 2014.

According to the offer made on November 7, 2013 by Fintech for the acquisition of the controlling interest of the Telecom Italia Group in Telecom Argentina (see Note 27.a to these consolidated financial statements), Telecom Argentina suspended the acquisition of treasury shares and its Board of Directors considered appropriate to request the opinion of the CNV on the applicability of the new provisions contained in the rules issued by that entity (Title II, Chapter I, Art.13 and concurring) with respect to the continuation of the Treasury Shares Acquisition Program.

The CNV did not answer the Company’s request and the Telecom Argentina’s Board of Directors, at its meeting held on May 8, 2014, decided to conclude the request considering that the Treasury Shares Acquisition Program finished on April 30, 2014, which had been approved by Telecom Argentina’s Board of Directors Meeting held on May 22, 2013.

Telecom Argentina’s Board of Directors, at its meeting held on June 27, 2014, decided to request a new opinion from the CNV to confirm whether Telecom Argentina is obliged to refrain from acquiring treasury shares in the market under Section 13, Chapter I, Title II of the CNV rules (NT 2013).

Pursuant to Section 67 of Law No. 26,831, the Company must sell its treasury shares within three years of the date of acquisition, although the Company´s Shareholders’ Meetings provides an extension. Pursuant to Section 221 of the LGS, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. No restrictions apply to Retained Earnings as a result of the creation of a specific reserve for such purposes named “Voluntary Reserve for Capital Investments”, which as of December 31, 2016 amounts to $3,191. The Company’s Shareholders’ Meeting held on April 29, 2016 approved a three year extension to the term established in Section 67 of Law No. 26,831 for the disposal of the treasury shares.

As of December 31, 2016 the Company owns 15,221,373 treasury shares, representing 1.55% of its total capital. The acquisition cost of these shares in the market amounted to $461.

(e) Law No. 27,260 “Historical Repair to Retired and Pensioned”

On October 6, 2015 Law No. 27,181 was published. Law No. 27,181 provisions include:

(i) to declare of public interest the protection of the Argentine government’s equity interest in the investment portfolio of the Sustainability Guarantee Fund of the Argentine Pension Integrated System (FGS) and its equity interests or share holdings in companies in which the Argentine government is a minority partner or where the Ministry of Economy and Public Finances holds shares or equity interest. Transfer of those interests is forbidden without prior authorization of two-thirds (2/3) of the National Congress, (ii) to create the “Agencia Nacional de Participaciones Estatales en Empresas” (Argentine National Agency for Government Equity Interests in Companies) (ANPEE).

On July 22, 2016, Law No. 27,260 of “Historic Reparation for Retired Persons and Pensioners”, abolishing Law No. 27,181 in its Section 35, was published in the Official Gazette. In addition, Section 30 of Law No. 27,260 provides that the transfer of shares of public corporations authorized by the CNV that are part of the FGS is banned without a previous and express authorization of the Federal Congress if, as a result of such transfer, the FGS’s holding of the above referred securities becomes less than 7% of the aggregate assets of the FGS. The following exceptions apply: “1.Tender offers addressed to all holders of such assets at a fair price authorized by the CNV, pursuant to the terms of Chapters II, III and IV of Title III of Law No. 26,831. 2. Swaps of shares for other shares of the same or another corporation as a result of a merger, split or other corporate reorganization.”

This new law is relevant to the Company because the FGS has an equity interest in Telecom Argentina (approximately 25% according to its annual report as of December 31, 2016).

(f) Decree No. 894/16: exercise of corporate, political and economic rights by the ANSES

Decree No. 1,278/12 provided that the Secretary of Economic Politics and Development Planning of the Ministry of Economy and Public Finances was in charge of the execution of the policies and acts relating to the exercise of the corporate rights related to equity interests in corporations where the National State is a non-controlling shareholder, and, for such purpose, approved a set of rules applicable to representatives and directors appointed by the National State.

On July 28, 2016, Decree No. 894/16 was published, modifying Decree No. 1,278/12 and providing that in those corporations which shares are part of the FGS’ portfolio, the corporate, political and economic rights corresponding to such shares shall not be exercised by the Secretary of Economic Politics and Development Planning, but shall instead be exercised by the Federal Management of Social Security (“ANSES”).

In addition, Decree No. 894/16 provides that the Directors appointed by ANSES shall have the functions, duties and powers provided in the LGS, the Capital Market Law No. 26,831 and their complementary regulations, all other rules applicable to corporations in which they act as directors, and their bylaws and internal regulations, and that they shall be exposed to all the liabilities applicable under such rules, not being subject to the provisions of Decree No. 1,278/12 and No.196/15 (the latter in connection with its delimitation of responsibility).

Note 20 – Financial instruments

Categories of financial assets and financial liabilities

The following tables set out, for financial assets and liabilities as of December 31, 2016 and 2015, the supplementary disclosures on financial instruments required by IFRS 7 and the detail of gains and losses established by IFRS 9.

		Fair value
As of December 31, 2016	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	2,436	1,509	-	3,945
Investments	349	1,748	-	2,097
Trade receivables	7,785	-	-	7,785
Other receivables (2)	333	2	-	335
Total	10,903	3,259	-	14,162

Liabilities
Trade payables	9,131	-	-	9,131
Loans	11,910	1	1	11,912
Salaries and social security payables	1,794	-	-	1,794
Other liabilities (2)	75	-	-	75
Total	22,910	1	1	22,912

		Fair value
As of December 31, 2015	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	473	397	-	870
Investments	561	1,201	-	1,762
Trade receivables	6,144	-	-	6,144
Other receivables (2)	344	454	12	810
Total	7,522	2,052	12	9,586

Liabilities
Trade payables	9,925	-	-	9,925
Loans	4,900	-	-	4,900
Salaries and social security payables	1,418	-	-	1,418
Other liabilities (2)	59	-	-	59
Total	16,302	-	-	16,302

(1) Includes 934 and 256 as of December 31, 2016 and 2015, respectively, corresponding to Cash and banks, which were measured as financial assets at amortized cost by the Company.

(2) Only includes financial assets and liabilities according to the scope of IFRS 7

Gains and losses by category – Year 2016

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	707	374
Financial liabilities at amortized cost	(3,010)	(1,667)
Financial assets at fair value through profit or loss (a)	305	-
Financial liabilities at fair value through profit or loss (b)	(1)	-
Total	(1,999)	(1,293)

(a)             Includes 61 corresponding to other short-term investments,  6 corresponding to NDF, 11 corresponding to Tuve’s share purchase option and 227 corresponding to Government bonds.

(b)            Corresponding to NDF.

Gains and losses by category – Year 2015

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	701	311
Financial liabilities at amortized cost	(2,499)	(624)
Financial assets at fair value through profit or loss (a)	861	-
Financial liabilities at fair value through profit or loss (b)	(23)	-
Total	(960)	(313)

(a)             Includes 169 corresponding to other short-term investments, 455 corresponding to NDF and 237 corresponding to Government bonds.

(b)            Corresponding to NDF

Fair value hierarchy and other disclosures

IFRS 7 establishes a hierarchy of fair value, based on the information used to measure the financial assets and liabilities and also establishes different valuation techniques. According to IFRS 7, valuation techniques used to measure fair value shall maximize the use of observable inputs.

The measurement at fair value of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. The fair value hierarchy introduces three levels of input:

-                    Level 1: Fair value determined by quoted prices (unadjusted) in active markets for identical assets or liabilities.

-                    Level 2: Fair value determined based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

-                    Level 3: Fair value determined by unobservable inputs where the reporting entity is required to develop its own assumptions.

Financial assets and liabilities recognized at fair value as of December 31, 2016 and 2015, their inputs, valuation techniques and the level of hierarchy are listed below:

Other short-term investments: These investments are included in Cash and cash equivalents and Investments. The Group had other short-term investments amounting to $1,779 and $397 as of December 31, 2016 and 2015, respectively. The fair value is based on information obtained from active markets and corresponds to quoted market prices as of year-end; therefore its valuation is classified as Level 1.

Government bonds: These bonds are included in “Investments” in the consolidated statement of financial position. As of December 31, 2016 and 2015 the Group has Government bonds in an amount of $1,456 and $1,192, respectively. The fair value was determined using information from active markets, valuing each bond to its closing year market value, so, its valuation qualifies as Level 1.

Derivative financial instruments (Forward contracts to purchase US dollars at fixed exchange rates): The fair value of the Telecom Group’s NDF contracts, disclosed below in the chapter “Hedge Accounting” was determined by information obtained in the most representative financial institutions in Argentina, the derivative financial instruments’ valuation was classified as Level 2.

Tuves Paraguay S.A shares purchase option: This option is included in “Non-current Investments” in the consolidated statement of financial position. The fair value amounted to $22 and was determined using net cash flows projections and assuming favorable macroeconomic variables, so, its valuation qualifies as Level 3. Interest rate used to calculate discounted cash flows is a U.S. dollar rate of approximately 12.4%.

Changes in expectations and current assumptions could have a significant impact on projections used to estimate fair value.

Results generated by the recognition of the Tuves Paraguay S.A share purchase option amount to $11 and $9 as of December 31, 2016 and 2015, respectively, and are disclosed under financial results in the “Tuves Paraguay S.A share purchase option” line.

During 2016 and 2015 there were no transfers between Levels of the fair value hierarchy.

According to IFRS 7, it is also required to disclose fair value information about financial instruments whether or not recognized at fair value in the balance sheet, for which it is practicable to estimate fair value. The financial instruments which are discussed in this section include, among others, cash and cash equivalents, accounts receivable, accounts payable and other instruments.

Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

The methods and assumptions used to estimate the fair values of each class of financial instrument falling under the scope of IFRS 7 as of December 31, 2016 and 2015 are as follows:

Cash and banks

Carrying amounts approximate its fair value.

Time deposits and National Government bonds (included in Cash and cash equivalents and Investments)

The Telecom Group considers as cash and cash equivalents all short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months, and those which their original maturity or remaining maturity at the date of purchase exceed 3 months, as investments. The carrying amount reported in the statement of financial position approximates fair value.

Investments

Investments in Government bonds and valued at amortized cost with its fair value at December 31, 2016 and 2015 are as follows:

	As of December 31, 2016		As of December 31, 2015
Investments	Book value	Fair value (*)	Book value	Fair value (*)

Government bonds (dollar linked)	-	-	394	365
Government bonds in foreign currency	258	264	-	-
Provincial government bonds in pesos	17	17	31	31
Provincial and Municipal government bonds (dollar linked)	74	70	136	119
Total	349	351	561	515

(*) According to IFRS selling costs are not deducted.

For the remaining investments the carrying amount approximates its fair value.

Trade receivables

Carrying amounts are considered to approximate fair value due to the short term nature of these accounts receivables. Noncurrent trade receivables have been recognized at their amortization cost, using the effective interest method and are not significant. All amounts that are assumed to be uncollectible within a reasonable period are written off and/or reserved.

Trade payables (except for NDF)

The carrying amount of accounts payable reported in the consolidated statement of financial position approximates its fair value due to the short term nature of these accounts payable. Noncurrent trade payables have been discounted and are not significant.

Loans

As of December 31, 2016 loans’ fair value amounts to $13,988 and its carrying value amounts to $11,912. As of December 31, 2015 loans’ fair value amounts to $4,882 and its carrying value amounts to $4,900.

Salaries and social security payables

The carrying amount of Salaries and social security payables reported in the consolidated statement of financial position approximates its fair value.

Other receivables, net (except for NDF) and other liabilities

The carrying amount of other receivables, net and other liabilities reported in the consolidated statement of financial position approximates its fair value.

Hedge accounting

In November 2013, a new chapter was introduced in IFRS 9 on Hedge Accounting replacing the provisions contained in IAS 39. This amendment represents a major review of hedge accounting, introducing significant improvements over the previous model, basically aligning accounting and risk management as well as related disclosures. The Telecom Group believes that a hedging relationship qualifies for hedge accounting if all of the following conditions established by the rule are met:

a)             The hedging relationship consists only of eligible hedging instruments and hedged items;

b)            At the beginning of the hedge relationship, there is a formal designation and documentation of the hedging relationship and objective and strategy for risk management of the Company for undertaking the hedge. That documentation shall include identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the entity assesses whether the hedging relationship meets the requirements of hedge effectiveness (including analysis of sources of hedge ineffectiveness and how to determine the hedge ratio); and

c) The hedging relationship satisfies the following requirements of hedge effectiveness:

(i) the economic relationship between the hedged item and the hedging instrument;
(ii) the effect of credit risk is not predominant in respect of changes of value coming from this economic relationship, and

(iii) the coverage ratio of the hedging relationship is the same as that provided by the amount of the hedged item that really covers the entity and the amount of the hedging instrument that the entity actually used to cover that amount of the hedged item.

-                    During 2016

Due to the existence of commitments denominated in US Dollars as of December 31, 2016, the Telecom Group entered into several NDF agreements during 2016 to purchase a total amount of US$ 7 million. The purpose of these NDF is to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Telecom Argentina’s and Personal’s commitments (hedged item) to its functional currency. As the effect of the fluctuation of the exchange rate over the hedged items is recognized in the Income Statement, changes in the fair value of NDF in 2016 (net gain of approximately $2) have also been recognized in the Income Statement, within Finance expenses – Exchange Differences with counterpart in current assets (Other receivables), maturing in February 2017.

During 2016, Personal entered into several NDF agreements for US$9 million, maturing in March 2017 in order hedge the first interest installment of the IFC Loan. These NDF agreements were qualified as “effective” cash flow hedges for accounting purposes The Telecom Group recognizes the hedging instruments results, distinguishing between gains and losses of such agreements that generate assets and liabilities, as appropriate, without offsetting balances with different counterparties. As of December 31, 2016, the Telecom Group has a current liability amounting to $2, negative deferred results amounting to $1 (before income tax) and a net loss amounting to $1 included in Finance expenses – Exchange Differences related to the US$9 million outstanding NDF to such date, which will mature in March 2017.

During 2016 Personal also settled U$S 159 million of NDF agreements in US dollars that had as of December 31, 2015, which resulted in a gain of $2 recognized in the Income Statement, within Other operating costs. The purpose of these NDF was also to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Personal’s commercial commitments (hedged item) to its functional currency.

As part of their financial risk management and reduction of exchange rate risk policies, during 2016 Personal acquired National Government bonds denominated in US dollars (Discount 2033) for a total cost of $715, which bear interest at 8.28% rate per annum, also in US dollars. These bonds were valued at fair value and generated a $5 gain recognized in the Income Statement, within Finance profits –Investments. In addition, in 2016, Personal acquired National Government bonds denominated in US dollars, Global 2021 and Bonar 2024, for a total cost of $255, bearing interest at 6.875% and 8.75% rates per annum, respectively, also in US dollars. These bonds were valued at amortized cost and generated a $1 gain recognized in the Income Statement, within Finance profits –Investments.

-                    During 2015

Due to the existence of commitments denominated in US Dollars as of December 31, 2015, the Telecom Group entered into several NDF agreements during 2015 to purchase a total amount of US$189 million. The purpose of these NDF is to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Telecom Argentina’s and Personal’s commitments (hedged item) to its functional currency. As the effect of the fluctuation of the exchange rate over the hedged items is recognized in the Income Statement, changes in the fair value of NDF in 2015 (net income of approximately $455) have also been recognized in the Income Statement, within Finance expenses – Exchange Differences. The Telecom Group recognizes the hedging instruments results, distinguishing between gains and losses of such agreements that generate assets and liabilities, as appropriate, without offsetting balances with different counterparties. As of December 31, 2015, the Telecom Group had a current asset amounting to $466 and deferred results amounting to $13 (before income tax) related to the US$166 million outstanding NDF to such date, which matured between January and July 2016 and generated a net income of approximately $4 included net within Finance results – Exchange Differences gains (losses).

During 1Q15, Personal also realized the remaining NDF entered as of December 31, 2014 for US$149 million, recording a net loss of $23 which was recognized in the Income Statement in 1Q15, within Finance expenses – Exchange Differences. The purpose of these NDF was also to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Personal’s commercial commitments (hedged item) to its functional currency.

As part of their financial risk management and reduction of exchange rate risk policies, during 2015 Telecom Argentina and Personal acquired Government bonds denominated in U.S. dollars (Bonar X 2017), at a cost of $522, with an annual interest rate of 7%, also in U.S. dollars. These bonds were valued at fair value and generated a gain of $77 which was recognized in “Financial results - Gains on investments”.

-      Offsetting of financial assets and financial liabilities

In December 2011, the IASB issued amendments to IFRS 7. These changes require the disclosure of information in order to assess the effects or the potential effects of offsetting agreements, including offsetting rights associated with the assets and liabilities recognized in the statement of financial position. These amendments were effective from January 1, 2013 and should be applied retrospectively.

The information required by the amendment to IFRS 7 as of December 31, 2016 and 2015 is as follows:

	As of December 31, 2016
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and noncurrent assets (liabilities) - Gross value	9,196	357	(10,542)	(97)
Offsetting	(1,411)	(22)	1,411	22
Current and noncurrent assets (liabilities) – Booked value	7,785	335	(9,131)	(75)

(1) Includes financial assets and financial liabilities according to IFRS 7.

	As of December 31, 2015
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and noncurrent assets (liabilities) - Gross value	7,832	822	(11,613)	(71)
Offsetting	(1,688)	(12)	1,688	12
Current and noncurrent assets (liabilities) – Booked value	6,144	810	(9,925)	(59)

(1) Includes financial assets and financial liabilities according to IFRS 7.

The Telecom Group offsets the financial assets and liabilities to the extent that such offsetting is provided by offsetting agreements and provided that the Group has the intention to make such offsetting, in accordance with requirements established in IAS 32. The main financial assets and liabilities offset correspond to transactions with other national and foreign operators (including interconnection, CPP and Roaming), being offsetting a standard practice in the telecommunications industry at the international level that the Telecom Group applies regularly. Offsetting is also applied to transactions with agents.

Note 21 – Revenues

The Company discloses its service revenues in three groups by nature: Voice, Data and Internet. At December 31, 2016, 2015 and 2014, the customers by segment and other significant operational information (unaudited) were the following:

	December 31,
	2016	2015	2014
Fixed services lines (in thousands)	3,920	4,043	4,093
ADSL subscribers (in thousands)	1,738	1,814	1,771
Personal mobile services customers (in thousands)	19,514	19,656	19,585
Núcleo mobile services customers (in thousands)	2,538	2,546	2,481
Local Measured Service (million of minutes)	9,306	10,789	11,943
International Long distance telephony (million of minutes)	423	636	818
Minutes used – mobile service (in billions)	21	22	24
Equipment and handsets sale – Personal (in thousands)	2,326	2,414	3,215
Equipment and handsets sale – Núcleo (in thousands)	144	156	113

Revenues and other income include:

	Years ended December 31,
Services	2016	2015	2014
Voice - Retail	4,654	3,304	2,853
Voice - Wholesale	1,356	1,035	929
Data	2,919	1,780	1,470
Internet	5,994	4,556	3,254
Total Fixed services	14,923	10,675	8,506
Voice - Retail	8,503	6,964	5,330
Voice - Wholesale	2,078	1,884	1,953
Data	6,636	7,156	7,666
Internet	10,832	6,254	3,335
Total Personal mobile services	28,049	22,258	18,284
Voice - Retail	847	565	575
Voice - Wholesale	128	102	126
Data	429	313	331
Internet	978	567	456
Total Núcleo mobile services	2,382	1,547	1,488
Total services revenues (a)	45,354	34,480	28,278
Equipment
Fixed services - excluding network construction contracts	91	61	46
Fixed services - network construction contracts		-	7
Mobile services – Personal	7,535	5,796	4,920
Mobiles services – Núcleo	260	159	90
Total equipment revenues (b)	7,886	6,016	5,063
Total revenues (a)+(b)	53,240	40,496	33,341
Other income
Fixed services	66	39	26
Mobile services – Personal	16	5	21
Mobile services – Núcleo	1	-	-
Total other income (c)	(*) 83	44	47

Total revenues and other income (a)+(b)+(c)	53,323	40,540	33,388

(*) In 2016 includes 17 corresponding to Gain on disposal of PP&E.

Service revenues by type of service (regardless of the segment which originate them) are:

	Years ended December 31,
	2016	%	2015	%	2014	%
Voice - Retail	14,004	31	10,833	31	8,758	31
Voice - Wholesale	3,562	8	3,021	9	3,008	11
Total Voice	17,566	39	13,854	40	11,766	42
Data	9,984	22	9,249	27	9,467	33
Internet	17,804	39	11,377	33	7,045	25
Total services revenues	45,354	100	34,480	100	28,278	100

Telecom Group’s services revenues by customer segment and billing mechanism are as follows:

	Years ended December 31,
Services	2016	2015	2014
Retail	Profit (loss)
Monthly Charges	11,779	8,272	6,243
Voice	3,103	1,924	1,591
Internet	5,451	4,255	3,081
Bundles (Voice and Internet)	1,263	892	637
Data	1,962	1,201	934
Measured services	659	643	666
Connection and reconnection fees	129	97	91
Pre-cancellation contract fees	24	22	18
Others	19	22	17
Wholesale
Monthly Charges	1,356	831	750
Cell sites and links rental	417	264	223
Data	939	567	527
Fixed and mobile interconnection	845	689	621
Others	112	99	100
Total Fixed services	14,923	10,675	8,506
Retail
Monthly Charges	14,921	11,169	8,056
Voice	526	676	736
Internet	221	204	192
Bundles (Voice and Internet)	14,074	10,175	6,950
Others	100	114	178
Measured services	9,942	8,497	7,944
Postpaid	1,145	1,016	1,080
Prepaid and Cuentas Claras	8,797	7,481	6,864
Reconnection fees	285	215	178
Pre-cancellation contract fees	244	140	57
Damage management services	378	276	109
Others	201	77	(13)
Wholesale
Interconnection	1,711	1,548	1,611
Roaming	283	285	301
Others	84	51	41
Total Personal mobile services	28,049	22,258	18,284
Retail
Monthly Charges	939	603	561
Internet	102	96	127
Bundles (Voice and Internet)	837	507	434
Measured services	1,115	733	735
Postpaid	46	26	43
Prepaid and Plan Control	1,069	707	692
Reconnection fees	16	10	11
Pre-cancellation contract fees	58	20	13
Others	74	36	32
Wholesale
Interconnection	115	78	118
Roaming	1	21	3
Others	64	46	15
Total Núcleo mobile services	2,382	1,547	1,488
Total services revenues	45,354	34,480	28,278

Note 22 – Operating expenses

Operating expenses disclosed by nature of expense amounted to $45,480, $34,311 and $27,945 for the years ended December 31, 2016, 2015 and 2014, respectively. The breakdown of Employee benefit expenses and severance payments, Cost of equipments and handsets, Provisions and Bad debt expenses are disclosed in Notes 13, 7, 17 and 5, respectively.

The main components of the remaining operating expenses are the following:

Interconnection costs and other telecommunication charges

	Years ended December 31,
	2016	2015	2014
Fixed telephony interconnection costs	(445)	(327)	(292)
Cost of international outbound calls	(268)	(192)	(191)
Lease of circuits and use of public network	(461)	(336)	(304)
Mobile Services - charges for roaming	(414)	(374)	(415)
Mobile Services - charges for TLRD	(965)	(941)	(872)
	(2,553)	(2,170)	(2,074)

Fees for services, maintenance, materials and supplies

	Years ended December 31,
	2016	2015	2014
Maintenance of hardware and software	(546)	(331)	(382)
Technical maintenance	(1,329)	(854)	(675)
Service connection fees for fixed lines and Internet lines	(267)	(224)	(205)
Service connection fees capitalized as SAC (Note 3.i)	14	14	7
Service connection fees capitalized as Intangible assets (Note 3.i)	41	36	30
Other maintenance costs	(524)	(396)	(315)
Obsolescence of inventories – Mobile Services (Note 7)	(45)	(38)	(81)
Call center fees	(1,428)	(1,297)	(1,141)
Other fees for services	(862)	(793)	(541)
Directors and Supervisory Committee’s fees	(60)	(36)	(30)
	(5,006)	(3,919)	(3,333)

Taxes and fees with the Regulatory Authority

	Years ended December 31,
	2016	2015	2014
Turnover tax	(2,817)	(2,122)	(1,810)
Taxes with the Regulatory Authority	(1,078)	(917)	(729)
Tax on deposits to and withdrawals from bank accounts	(539)	(403)	(343)
Municipal taxes	(395)	(289)	(225)
Other taxes	(296)	(212)	(190)
	(5,125)	(3,943)	(3,297)

Commissions

	Years ended December 31,
	2016	2015	2014
Agent commissions	(3,078)	(2,659)	(2,061)
Agent commissions capitalized as SAC (Note 3.i)	1,403	1,172	913
Distribution of prepaid cards commissions	(763)	(635)	(582)
Collection commissions	(1,295)	(983)	(673)
Other commissions	(116)	(88)	(91)
	(3,849)	(3,193)	(2,494)

Advertising

	Years ended December 31,
	2016	2015	2014
Media advertising	(527)	(524)	(431)
Fairs and exhibitions	(176)	(137)	(176)
Other advertising costs	(171)	(153)	(185)
	(874)	(814)	(792)

Cost of VAS

	Years ended December 31,
	2016	2015	2014
Cost of mobile value added services	(1,446)	(1,218)	(920)
Cost of fixed value added services	(53)	(38)	(16)
	(1,499)	(1,256)	(936)

Other operating expenses

	Years ended December 31,
	2016	2015	2014
Transportation, freight and travel expenses	(961)	(768)	(559)
Delivery costs capitalized as SAC	134	85	59
Rental expense	(765)	(540)	(402)
Energy, water and others	(783)	(429)	(469)
International and satellite connectivity	(215)	(202)	(147)
	(2,590)	(1,854)	(1,518)

D&A

	Years ended December 31,
	2016	2015	2014
Depreciation of PP&E	(4,358)	(3,046)	(2,389)
Amortization of SAC and service connection costs	(1,474)	(1,045)	(811)
Amortization of 3G/4G licenses	(338)	(324)	(19)
Amortization of other intangible assets	(28)	(23)	(24)
	(6,198)	(4,438)	(3,243)

Impairment of PP&E

	Years ended December 31,
	2016	2015	2014
Gain on disposal of PP&E (*)	-	31	9
Impairment of PP&E – AFA project (Note 17.4)	(3)	(107)	36
Impairment of PP&E – former work in progress and others	(37)	(53)	(61)
Impairment of PP&E – mobile access PP&E swap	(343)	(21)	-
Impairment of PP&E – mobile commercial and ERP systems	-	(49)	-
	(383)	(199)	(16)

(*) Since 2016 these results are included in Other Income.

Operating expenses, disclosed per function are as follows:

	Years ended December 31,
	2016	2015	2014
Operating costs	(27,628)	(20,578)	(17,345)
Administration costs	(2,453)	(1,827)	(1,404)
Commercialization costs	(14,829)	(11,594)	(9,096)
Other expenses – provisions	(187)	(113)	(84)
Gain on disposal of PP&E and impairment of PP&E	(383)	(199)	(16)
	(45,480)	(34,311)	(27,945)

Operating leases

Future minimum lease payments from of non cancellable operating lease agreements as of December 31, 2016, 2015 and 2014 are as follows:

	Less than 1 year	1-5 years	More than 5 years	Total
2014	501	725	46	1,272
2015	436	890	31	1,357
2016	636	1,169	74	1,879

Further information is provided in Note 3.j) to these consolidated financial statements.

Note 23 – Operating income

	Years ended December 31,
	2016	2015	2014
Operating income from services and other income
Revenues and other income	45,437	34,524	28,325
Operating expenses	(32,711)	(25,079)	(20,543)
D&A	(6,198)	(4,438)	(3,243)
Impairment of PP&E	(383)	(199)	(16)
Operating income from services and other income (a)	6,145	4,808	4,523

Operating income (loss) from equipment sales
Revenues	7,886	6,016	5,063
Cost of equipments and handsets	(6,188)	(4,595)	(4,143)
Operating income (loss) from equipment sales (b)	1,698	1,421	920

Total operating income (a) + (b)	7,843	6,229	5,443

The breakdown of Operating income by segment is as follows:

Year ended December 31, 2016	Fixed services	Mobile services	Total consolidated
Services revenues and other income
Third party revenues	14,989	30,448	45,437
Intersegment revenues	1,947	158	2,105
Third party operating expenses	(13,464)	(19,247)	(32,711)
Intersegment operating expenses	(158)	(1,947)	(2,105)
Subtotal income for services revenues and other (1)	3,314	9,412	12,726

Equipments revenues
Third party revenues	91	7,795	7,886
Third party operating expenses	(136)	(6,052)	(6,188)
Subtotal income (loss) from equipments revenues (2)	(45)	1,743	1,698

D&A (3)	(1,897)	(4,301)	(6,198)
Impairment of PP&E (4)	1	(384)	(383)
Operating income (5)=(1)+(2)+(3)+(4)	1,373	6,470	7,843

Net effect of the intersegment eliminations (6)	(1,789)	1,789	-

Net segment contribution to the Operating income (7)=(5)+(6)	(416)	8,259	7,843

Year ended December 31, 2015	Fixed services	Mobile services	Total consolidated
Services revenues and other income
Third party revenues	10,714	23,810	34,524
Intersegment revenues	1,834	137	1,971
Third party operating expenses	(9,863)	(15,216)	(25,079)
Intersegment operating expenses	(137)	(1,834)	(1,971)
Subtotal income for services revenues and other (1)	2,548	6,897	9,445

Equipments revenues
Third party revenues	61	5,955	6,016
Third party operating expenses	(82)	(4,513)	(4,595)
Subtotal income (loss) from equipments revenues (2)	(21)	1,442	1,421

D&A (3)	(1,526)	(2,912)	(4,438)
Gain on disposal of PP&E and impairment of PP&E (4)	(91)	(108)	(199)
Operating income (5)=(1)+(2)+(3)+(4)	910	5,319	6,229

Net effect of the intersegment eliminations (6)	(1,697)	1,697	-

Net segment contribution to the Operating income (7)=(5)+(6)	(787)	7,016	6,229

Year ended December 31, 2014	Fixed services	Mobile services	Total consolidated
Services revenues and other income
Third party revenues	8,532	19,793	28,325
Intersegment revenues	1,772	117	1,889
Third party operating expenses	(8,056)	(12,487)	(20,543)
Intersegment operating expenses	(117)	(1,772)	(1,889)
Subtotal income for services revenues and other (1)	2,131	5,651	7,782

Equipments revenues
Third party revenues	53	5,010	5,063
Third party operating expenses	(72)	(4,071)	(4,143)
Subtotal income (loss) from equipments revenues (2)	(19)	939	920

D&A (3)	(1,230)	(2,013)	(3,243)
Gain on disposal of PP&E and impairment of PP&E (4)	9	(25)	(16)
Operating income (5)=(1)+(2)+(3)+(4)	891	4,552	5,443

Net effect of the intersegment eliminations (6)	(1,655)	1,655	-

Net segment contribution to the Operating income (7)=(5)+(6)	(764)	6,207	5,443

Note 24 – Finance income and expenses

	Years ended December 31,
	2016	2015	2014
Interest on cash equivalents	1	20	279
Gains on other short-term investments	61	169	124
Gains on investments (Argentine companies notes and Governments bonds)	287	432	165
Interest on receivables	373	183	161
Foreign currency exchange gains	273	316	728
TUVES share purchase option	11	9	-
Other	-	1	2
Total finance income	1,006	1,130	1,459
Interest on loans	(1,613)	(566)	(30)
Interest on salaries and social security payable, other taxes payables and accounts payable	(37)	(26)	(27)
Interest on provisions (Note 17)	(207)	(137)	(118)
Loss on discounting of salaries and social security payables, other taxes payable and other liabilities	(15)	(9)	(5)
Foreign currency exchange losses (*) (**)	(1,328)	(1,456)	(1,003)
Interest on pension benefits (Note 16)	(38)	(28)	(23)
Other	(12)	(10)	-
Total finance expenses	(3,250)	(2,232)	(1,206)
Total finance income, net	(2,244)	(1,102)	253

(*) Includes 5, 432 and (97) of foreign currency exchange gains (losses), net generated by NDF for the years ended on December 31, 2016, 2015 and 2014, respectively.

(**) Includes (1) and (228) of exchange differences generated by Government bonds for the years ended as of December 31, 2015 and 2014.

Note 25 – Earnings per share

The Company computes net income per common share by dividing net income for the year attributable to Telecom Argentina (Controlling Company) by the weighted average number of common shares outstanding during the year. Diluted net income per share is computed by dividing the net income for the year by the weighted average number of common and dilutive potential common shares then outstanding during the year. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts.

For financial years ended December 31, 2016, 2015 and 2014 the weighted average number of shares outstanding amounted to 969,159,605 due to the changes caused by the Treasury Shares Acquisition Process that began in May 2013, as described in Note 19.d) to these consolidated financial statements

Note 26 – Financial risk management

Financial risk factors

Telecom Group is exposed to the following financial risks in the ordinary course of its business operations:

•    market risk: stemming from changes in exchange rates and interest rates in connection with financial assets that have been originated and financial liabilities that have been assumed.

•    credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart with regard to the liquidity investments of the Group;

•    liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

•    the definition of guidelines for directing operations;

•    the activity of the Board of Directors and Management which monitors the level of exposure to market risks consistently with prefixed general objectives;

•    the identification of the most suitable financial instruments, including derivatives, to reach prefixed objectives;

•    the monitoring of the results achieved;

The policies to manage and the sensitivity analyses of the above financial risks by Telecom Group are described below.

➢     Market risk

The main Telecom Group’s market risks are its exposure to changes in foreign currency exchange rates in the markets in which it operates principally Argentina and Paraguay. As regards to changes in interest rates, as of December 31, 2016 the Telecom Group has mainly outstanding floating rate borrowings (see Note 12).

Foreign currency risk is the risk that the future fair values or cash flows of a financial instrument may fluctuate due to exchange rate changes. Telecom Group’s exposure to exchange variation risks is related mainly to its operating activities (when income, expenses and investments are denominated in a currency other than the Telecom Group’s functional currency).

As of December 31, 2016 and 2015, Telecom Argentina has no financial debt outstanding in US$ during the fiscal years ended in those dates and at their closing dates. However, Telecom Argentina, Personal and Núcleo have part of its commercial debt nominated in US$ and euro. Additionally, Personal’s and Núcleo’s bank overdrafts and Personal’s Series I, II and III Notes are denominated in its functional currency (argentine pesos and guaranties, respectively) and accrue interest at variable rates. Likewise, Personal’s financial debt is denominated in US$ at variable rates and Series IV Notes are also denominated in US$ but at fixed rate, while Núcleo’s financial debt is denominated in guaraníes and accrue interest at fixed rates.

The financial risk management policies of the Group are directed towards diversifying market risks by the acquisition of goods and services in the functional currency and minimizing interest rate exposure by an appropriate diversification of the portfolio. This may also be achieved by using carefully selected derivative financial instruments to mitigate long-term positions in foreign currency and/or adjustable by variable interest rates.

Additionally, the Telecom Group has cash and cash equivalents and investments denominated in US$ and euro (approximately 53% of these items) that are also sensitive to changes in peso/dollar exchange rates and contribute to reduce the exposure to trade payables in foreign currency. On the other hand the Telecom Group holds investments adjustable to the variation of the US$/$ exchange rate (“dollar linked”). They are also sensitive to variations in exchange rates and contribute to reduce the exposure of the commercial and financial commitments in foreign currency. Dollar linked investments and represent approximately 1% of total cash and cash equivalent and investments of Telecom Group as of December 31, 2016.

The following table shows a breakdown of Telecom Argentina’s net assessed financial position exposure to currency risk as of December 31, 2016 and 2015:

12.31.16
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	241	15.790	(iii) 4,067
G	250,865	0.003	684
EURO	7	16.625	124
	Total assets		4,875
Liabilities
US$	(859)	15.890	(13,648)
G	(311,279)	0.003	(848)
EURO	(9)	16.770	(158)
	Total liabilities		(14,654)
	Net liabilities		(9,779)

(i)                  US$ = United States dollar; G= Guaraníes.

(ii)                As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.

(iii)                Includes 735 corresponding to Government bonds at fair value (equivalent to US$ 45 million).

In order to partially reduce this net liability position in foreign currency, the Telecom Group, as of December 31, 2016, hold dollar linked investments by $74. According to this, the Telecom Group’s net liability position in foreign currency amounts to $9,705 as of December 31, 2016, equivalent to approximately US$ 611 million. Additionally, the Group entered into several NDF contracts as of December 31, 2016 amounting to US$ 16 million, so, the portion of the net liability position in foreign currency not covered by these instruments amounted to US$ 595 million as of December 31, 2016.

12.31.15
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	102	12.940	(iii) 1,340
G	234,194	0.002	520
EURO	4	14.068	54
	Total assets		1,914
Liabilities
US$	(538)	13.040	(7,015)
G	(348,051)	0.002	(771)
EURO	(14)	14.210	(191)
	Total liabilities		(7,977)
	Net liabilities		(6,063)

(i)                  US$ = United States dollar; G= Guaraníes.

(ii)                As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.

(iii)                Includes 616 corresponding to Government bonds at fair value (equivalent to US$ 46 million).

In order to partially reduce this net liability position in foreign currency, the Telecom Group, as of December 31, 2015, hold dollar linked investments by $1,105 and other short-term investments whose main underlying asset are financial assets dollar linked for a total amount of $314. According to this, the Telecom Group’s net liability position in foreign currency amounted to $4,644 as of December 31, 2015, equivalent to approximately US$ 357 million. Additionally, the Group entered into several NDF contracts as of December 31, 2015 amounting to US$ 165 million, so, the portion of the net liability position in foreign currency not covered by these instruments amounted to US$ 192 million as of December 31, 2015.

The exposure to the various market risks can be measured by sensitivity analyses, as set forth in IFRS 7. These analyses illustrate the effects produced by a given and assumed change in the levels of the relevant variables in the various markets (exchange rates, interest rates and prices) on finance income and expenses and, at times, directly on Other comprehensive income. A description on the sensitivity analysis of exchange rate and interest rate risks is given below:

Exchange rate risk – Sensitivity analysis

Based on the composition of the consolidated statement of financial position as of December 31, 2016, which is a net liability position in foreign currency of $9,779 equivalent to US$ 630 million, Management estimates that every variation in the exchange rate of $0.10 pesos against the U.S. dollar and proportional variations for euro and guaraníes against the Argentine peso, plus or minus, would result in a variation of approximately $63 of the consolidated amounts of foreign currency position.

If we consider only the portion not covered by derivative financial instruments and other assets adjusted by the variation of the U.S. dollar, the net liability position totaled $9,450 equivalent to approximately US$ 595 million, and a variation of the exchange rate of $ 0.10 pesos as described in the previous paragraph, would generate a variation of approximately $60 in the consolidated financial position in foreign currency.

This analysis is based on the assumption that this variation of the Argentine peso occurred at the same time against all other currencies.

This sensitivity analysis provides only a limited, point-in-time view of the market risk sensitivity of certain of the financial instruments. The actual impact of market foreign exchange rate changes on the financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Interest rate risk – Sensitivity analysis

Within its structure of financial debt, the Telecom Group has bank overdrafts denominated in argentine pesos accruing interest at rates that are reset at maturity, notes that bear interest at a mixed rate (fixed rate and floating rate) and fixed rate and foreign bank loans denominated in U.S. dollar and guaranties that bear interest at a floating rate.

Management believes that any variation of 10 bps in the agreed interest rates would become in the following results:

Financial debt	Financial debt currency	Amount (in millions)	Effect (in millions)
Bank overdrafts		$1,707	1,7
Notes		$1,442	1,4
Bank loans	U$S	440	7,0

This analysis is based on the assumption that this change in interest rates occurs at the same time and for the same periods.

This sensitivity analysis provides only a limited point of view of the sensitivity to market risk of certain financial instruments. The actual impact of changes in interest rates of financial instruments may differ significantly from this estimate.

➢              Credit risk

Credit risk represents Telecom Group’s exposure to possible losses arising from the failure of commercial or financial counterparts to fulfill their assumed obligations. Such risk stems principally from economic and financial factors, or from the possibility that a default situation of a counterpart could arise or from factors more strictly technical, commercial or administrative.

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions.

Telecom Group’s maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables, net recorded in the consolidated statement of financial position.

Date due	Banks and cash equivalents	Investments	Trade receivables, net	Other receivables, net	Total
Total due	-	-	1,738	-	1,738
Total not due	3,945	2,097	6,047	335	12,424
Total as of December 31, 2016	3,945	2,097	7,785	335	14,162

The accruals to the allowance for doubtful accounts are recorded: (i) for an exact amount on credit positions that present an element of individual risk (bankruptcy, customers under legal proceedings with the Company); (ii) on credit positions that do not present such characteristics, by customer segment considering the aging of the accounts receivable balances, customer creditworthiness and changes in the customer payment terms. Total overdue balances not covered by the allowance for doubtful accounts amount to $1,738 as of December 31, 2016 ($1,301 as of December 31, 2015).

Regarding the credit risk relating to the asset included in the “Net financial debt or asset”, it should be noted that the Telecom Group evaluates the outstanding credit of the counterparty and the levels of investment, based, among others, on their credit rating and the equity size of the counterparty. Deposits are made with leading high-credit-quality banking and financial institutions and generally for periods of less than three months.

The Telecom Group serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Telecom Group’s account receivables are not subject to significant concentration of credit risk.

In order to minimize credit risk, the Group also pursues a diversification policy for its investments of liquidity and allocation of its credit positions among different first-class financial entities. Consequently, there are no significant positions with any one single counterpart.

➢              Liquidity risk

Liquidity risk represents the risk that the Telecom Group has no funds to accomplish its obligations of any nature (labor, commercial, fiscal and financial, among others).

The Group’s working capital breakdown and its main variations are disclosed below:

	2016	2015	Variation
Trade receivables	7,577	5,663	1,914
Other receivables	1,011	1,336	(325)
Inventories	1,278	2,193	(915)
Current liabilities (not considering financial debt)	(13,245)	(13,463)	218
Operative working capital - negative	(3,379)	(4,271)	892
Over revenues	(6.4)%	(10.5)%

Cash and cash equivalents	3,945	870	3,075
Investments	1,751	1,430	321
Current financial debt	(3,266)	(3,451)	185
Net Current financial asset (debt)	2,430	(1,151)	3,581

Negative operating working capital (current assets – current liabilities)	(949)	(5,422)	4,473
Liquidity rate	0.94	0.68	0.26

The Telecom Group has a typical working capital structure corresponding to a company with intensive capital that obtains spontaneous financing from its suppliers (especially PP&E) for longer terms than those it provides to its customers. According to this, the negative operating working capital amounted to $949 as of December 31, 2016 (decreasing $4,473 vs. December 31, 2015) positioning at higher levels (6.4% of consolidated revenues as of December 31, 2016 vs. 10.5% of consolidated revenues as of December 31, 2015).

During 2016 the Telecom Group returned to demand funds to the financial market in Argentina, what has allowed financing the Group’s growth in PP&E and intangible assets at very reasonable rates. The Group has an excellent credit rating (Personal’s notes have been qualified “AA + (arg)” by FIX SCR S.A) related to the Group’s operating cash flow record and low leverage (net financial debt ratio over company market value amounts only 9%). All the above mentioned generates that the total working capital (current assets - current liabilities) amounted to a net debt of $949 as of December 31, 2016, resulting from a decrease in negative operating working capital and an increase in current net financial debt amounting to $892 and $3,581, respectively.

These increases in absolute terms, consolidated liquidity ratio (current assets / current liabilities) amounting to 0.94.

The Group has several financing sources and several offers from first-class international institutions to diversify its current short-term funding structure, which includes accessing to domestic and international capital market and obtaining competitive bank loans in what relates to terms and financial costs.

The low financial debt of the Group makes possible to obtain financial resources for longer terms at a reasonable cost. The Group’s management evaluates the national and international macroeconomic context to take advantage of market opportunities that allows it preserving its financial health for the benefit of its investors.

The Telecom Group manages its cash and cash equivalents and its financial assets trying to match the term of investments with those of its obligations. The average term of its investments should not exceed the average term of its obligations. Cash and cash equivalents position is invested in highly-liquid short-term instruments through first-class financial entities.

The Telecom Group maintains a liquidity policy that results into a significant volume of available cash through its normal course of business as it is shown in the consolidated statement of cash flows. The Telecom Group has consolidated cash and cash equivalents amounting to $3,945 (equivalent to US$ 250 million) as of December 31, 2016 (in 2015, $870, equivalent to US$ 67 million).

The table below contains a breakdown of financial liabilities into relevant maturity groups based on the remaining period at the date of the consolidated statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Maturity Date	Trade payables	Debt	Salaries and social security payables	Other liabilities	Total
Due	354	-	-	-	354
January 2017 thru December 2017	8,625	3,869	1,610	62	14,166
January 2018 thru December 2018	71	2,812	108	7	2,998
January 2019 thru December 2019	48	2,095	39	-	2,182
January 2020 and thereafter	33	5,212	37	6	5,288
	9,131	13,988	1,794	75	24,988

Capital management

The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value.

The Group manages its capital structure and makes adjustments considering the business evolution and changes in the macreoeconomic conditions.

To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders and the level of indebtedness.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2016 and 2015.

The Telecom Group does not have to comply with regulatory capital adequacy requirements.

Note 27 –Related party balances and transactions

(a) Controlling group

Nortel, residing in A. Moreau de Justo 50 - 11th floor –Ciudad Autónoma de Buenos Aires, holds 54.74% stake in the Company, meaning that exercises control of the Company in the terms of Section 33 of Law No. 19,550. As of December 31, 2016, Nortel owns all of the Class “A” Preferred shares (51% of total shares of the Company) and 7.64% of the Class “B” Preferred shares (3.74% of total shares of the Company).

As a result of the Company’s Treasury Shares Acquisition Process described in Note 19.d), Nortel’s equity interest in Telecom Argentina amounts to 55.60% of the Company’s outstanding shares as of December 31, 2016. Pursuant to Section 221 of the LGS, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings.

All of the common shares of Nortel belong to Sofora. As of December 31, 2016 these shares represent 78.38% of the capital stock of Nortel.

Sofora’s capital stock consists of shares of common stock, with a par value of $1 argentine peso each and one vote per share. As of December 30, 2016, Sofora’s shares are held by Fintech Telecom LLC (68%) and W de Argentina Inversiones S.A. (32%). Additionally, Fintech holds 58,173,522 Class B shares of Telecom Argentina, which represent 5.91% of Telecom Argentina’s total capital stock.

Fintech Telecom LLC, a Delaware (United States) limited liability company, is a wholly-owned direct subsidiary of Fintech Advisory Inc. and its primary purpose is to hold, directly and indirectly, the securities of Telecom Argentina. Fintech Advisory Inc., a Delaware (United States) company, is directly controlled by Mr. David Martínez (a member of Telecom Argentina’s Board of Directors). Fintech Advisory Inc. is an investor and investment manager in equity and debt securities of sovereign and private entities primarily in emerging markets.

In connection with the Shareholders’ Agreement entered into by the Telecom Italia Group and W de Argentina Inversiones S.A., as last amended on October 24, 2014 (“the New Shareholders’ Agreement”), Fintech Telecom LLC adhered as a party to the New Shareholders’ Agreement by means of execution of a Deed of Adherence, following its acquisition of 17% of Sofora’s capital stock. On March 8, 2016, as a result of its acquisition of 51% of Sofora’s shares, Fintech acquired all the rights and obligations of the Telecom Italia Group under the New Shareholders´ Agreement.

Change of indirect parent company of the Telecom Group

On November 14, 2013, Telecom Italia S.p.A and Telecom Italia International N.V. (jointly, the “Sellers”) and Tierra Argentea (a company controlled by the Sellers) announced the acceptance of an offer by Fintech Telecom LLC to acquire the controlling stake held by the Telecom Italia Group in Telecom Argentina, owned by the Sellers, through its subsidiaries Sofora, Nortel and Tierra Argentea. Closing of the transfer of the Telecom Italia Group’s shares in Sofora was subject to certain required regulatory authorizations.

On December 10, 2013, Tierra Argentea transferred to Fintech Telecom LLC Telecom Argentina’s Class B shares representing 1.58% of Telecom Argentina’s capital stock and Nortel’s ADRs representing 8% of Nortel’s Preferred Class “B” Shares.

On October 25, 2014, Telecom Italia S.p.A. announced its acceptance of an offer by Fintech Telecom LLC to amend and restate the agreement announced on November 14, 2013. Within the frame of this amendment agreement: 1) on October 29, 2014 Telecom Italia International N.V. transferred 17% of Sofora’s capital stock to Fintech Telecom LLC; 2) it was confirmed that the transfer of the 51% controlling interest in Sofora was subject to the prior approval of the telecommunications regulatory authority (previously the SC, then the AFTIC and currently the ENACOM).

On October 16, 2015, AFTIC’s Resolution No. 491/2015 was published in the Official Gazette, denying authorization for the transfer of Telecom Italia’s controlling equity interest in Sofora to Fintech. Such Resolution was challenged in several opportunities by Fintech, the Sellers, W de Argentina Inversiones S.A., Telecom Argentina and Personal.

On February 17, 2016 Telecom Argentina was notified of ENACOM Resolution No. 64/16 pursuant to which ENACOM partially revoked AFTIC Resolution No. 491/15 and decided to continue analyzing the transfer of Telecom Italia Group’s shares in Sofora.

On March 7, 2016, ENACOM Resolution No. 277/16 authorized Fintech’s acquisition of 51% of Sofora’s shares of common stock, and on March 8, 2016, the transfer of Telecom Italia Group’s 51% stake in Sofora to Fintech was closed.

On March 8, 2016, the new members of the Board of Directors of Telecom Argentina and Personal appointed by Fintech replaced the members of such Boards of Directors appointed by the Telecom Italia Group. The Personal’s Unanimous General Ordinary and Extraordinary Shareholders’ Meeting held on March 29, 2016 and the Telecom Argentina’s General Ordinary and Extraordinary Shareholders’ Meeting held on April 8, 2016 approved, among other items, the performance of duties of the directors and alternate directors and the members of the Supervisory Committee appointed by the Sellers in such companies and appointed new directors and alternate directors and members of the Supervisory Committee to cover the vacancy generated by those appointed by the Sellers. This new directors and alternate directors and members of the Supervisory Committee would hold their positions until the next Shareholders’ Meetings that would consider the financial statements as of December 31, 2015.

On March 8, 2016 the change of Sofora’s controlling shareholder became effective and, accordingly, the Telecom Italia Group ceased being the Company’s indirect controlling shareholder (position assumed by Fintech). Based on such facts, on April 15, 2016 Telecom Argentina and Personal notified the CNCD that the “Telco and TI-W Commitments have become moot and have completely lost its cause and purpose”.

On November 25, 2016, Fintech informed that it was notified of the Resolution No. 356/16 of the Secretary of Commerce of the Ministry of Production, which authorized the economic concentration operation consisting on the acquisition by Fintech of 68% of the common shares of Sofora.

OPA for control changing

On February 24, 2016, Telecom Argentina was notified of Fintech Telecom LLC’s intention to launch a Mandatory Tender Offer (the “OPA”) resulting from a change of control event for all Class B common shares of Telecom Argentina listed on the Buenos Aires Securities Market, or Mercado de Valores de Buenos Aires S.A. The OPA’s background and purpose, price, timing and terms of acceptance, and details of the facts that condition its performance, are described in an OPA notice published in the newspaper “El Cronista Comercial” on February 24, 2016, in page No.5. On July 22, 2016 Fintech informed the Company the modifications to certain terms of the OPA announced previously by Fintech, including the offering price. The offered price has been amended from $46 argentine pesos per share to US$ 3.925 per share (from which US$ 0.050 (five cents) should be deducted per share as cash dividends paid on May 13, 2016, together with any other cash dividend to be paid by Telecom Argentina from the date of the OPA’s announcement to the date of the OPA´s payment.

On September 6, 2016, the CNV’s Board of Directors approved the formal terms of the OPA. Subsequently, on September 14, 15 and 16 of 2016, Fintech published in “El Cronista Comercial” newspaper the notice provided on the CNV Rules (modified by complementary notices published in the same newspaper on October 5, 6 and 7-the first-, and on October 26, 27 and 28- the second-) setting the opening and closing dates of the OPA and the amendments to the “OPA Notice” published on February 24, 2016. The end of the OPA and its additional deadline took place on November 4, 2016 for Argentina.

On November 7, 2016, Fintech informed the Company that, having ended the OPA’s offers reception period in Argentina, a total of 12,337,723 Class “B” shares acceptances were received, representing 1.253% of Telecom Argentina’s total capital.

Simultaneously, Fintech had launched an OPA in the United States of America, which offers reception period expired on November 23, 2016. This OPA did not affect in any way the OPA launched by Fintech in Argentina. According to Fintech, 5,549,209 ADSs and 3,695 Class “B” Shares entered into the OPA launched in the United States of America. As a consequence of the OPAs launched in both markets, Fintech acquired 40,087,463 Company’s shares (equivalent to 4.07% of its total capital).

Additional information regarding the transaction between the Telecom Italia Group and Fintech as well as the OPA promoted by Fintech is available in the “Relevant Facts” section of the CNV at www.cnv.gob.ar, and in the “Company filings” section (Telecom Italia S.p.A and Telecom Argentina) of the SEC at www.sec.gov.

(b) Related parties

For the purposes of these consolidated financial statements, related parties are those individuals or legal entities which are related (in terms of IAS 24) to the Telecom Italia Group, Fintech Telecom LLC or W de Argentina - Inversiones S.A., except Nortel and companies under sect. 33 of the LGS, as explained below.

In connection with the change of control explained, on March 8, 2016, Fintech Telecom LLC acquired 51% of Sofora’s shares from the Telecom Italia Group. As a result, Fintech Telecom LLC acquired the indirect control of the Telecom Group, increasing its holding in Sofora to 68% of Sofora’s shares and voting rights. Therefore, the transactions disclosed in d) below corresponding to the Telecom Italia Group are those performed until March 8, 2016, as from which date the Telecom Italia Group ceased to be a related party of the Telecom Group. Please note that no operations with related parties of Fintech Telecom LLC conducted as from March 8, 2016 have been identified.

For the years presented, the Telecom Group has not conducted any transactions with Key Managers and/or persons related to them, as described above.

(c) Balances with related parties

	Type of related party	As of December 31,
		2016	2015
CURRENT ASSETS
Cash and cash equivalents
Banco Atlas S.A.(a)	Other related party	2	2
Total cash and cash equivalents		2	2
Trade receivables
Editorial Azeta S.A. (a)		1	-
TIM Participacoes S.A. (b)	Other related party	-	13
Latin American Nautilus Argentina S.A. (b)	Other related party	-	1
Telecom Italia S.p.A. (b)	Parent company as of March 8, 2016	-	3
Experta ART S.A. (d) (e)	Other related party	-	1
Total trade receivables, net		1	18
Other receivables
Latin American Nautilus Ltd. (b)	Other related party	-	36
Caja de Seguros S.A. (c)	Other related party	-	3
Total other receivables, net		-	39

	Type of related party	As of December 31,
CURRENT LIABILITIES		2016	2015
Trade payables
Italtel Group (b)	Other related party	-	160
Latin American Nautilus Ltd. (b)	Other related party	-	53
Telecom Italia S.p.A. (b)	Parent company as of March 8, 2016	-	28
Telecom Italia Sparkle S.p.A. (b)	Other related party	-	27
Latin American Nautilus USA Inc. (b)	Other related party	-	3
Latin American Nautilus Argentina S.A. (b)	Other related party	-	2
TIM Participacoes S.A. (b)	Other related party	-	2
Caja de Seguros S.A. (c)	Other related party	-	46
Experta ART S.A. (d) (e)	Other related party	16	12
Universal Music Argentina S.A. (f)	Other related party	-	10
Haras El Capricho S.A. (g)	Other related party	1	1
Telteco S.A. (h)	Other related party	4	5
Total trade payables		21	349
Financial Debt – Notes (current and non-current)
La Estrella Sociedad Anónima de Seguros de Retiro (d)	Other related party	172	-
Experta ART S.A. (d) (e)	Other related party	151	-
		323	-

(d) Transactions with related parties and companies under sect. 33 of the LGS

•                  Companies under sect. 33 of the LGS

	Transaction description	Type of related party	Years ended December 31,
			2016	2015	2014
Other income
Nortel	Rental revenues	Direct parent Company	1	1	-
Total other income			1	1	-

•                  Related parties

	Transaction description	Type of related party	Years ended December 31,
Services rendered			2016	2015	2014
Editorial Azeta S.A. (a)	Voice retail	Other related party	3	3	3
Banco Atlas S.A. (a)	Voice retail	Other related party	1	1	1
Penta S.A. (a)	Voice retail	Other related party	1	-	-
Telecom Italia Sparkle S.p.A. (b)	International inbound calls	Other related party	4	23	26
TIM Participacoes S.A. (b)	Roaming	Other related party	2	6	11
Latin American Nautilus Argentina S.A. (b)	International inbound calls and roaming	Other related party	2	7	9
Telecom Italia S.p.A. (b)	Roaming	Parent company as of March 8, 2016	2	4	2
Experta ART S.A. (d) (e)	Voice retail	Other related party	7	-	-
Caja de Seguros S.A. (c)	Services sales (i)	Other related party	58	328	125
Caja de Seguros S.A. (c)	Equipment sales (ii)	Other related party	43	196	279
Total services rendered			123	568	456

(i)                                        Includes integral retribution provided in the Mobile Equipment Insurance Agreement between Personal and Caja de Seguros S.A. and the income from advertising spaces rental.

(ii)                                      Corresponds to the income generated by the restitution, on behalf and order of the insurance company, of equipment to clients insured by Caja de Seguros S.A.

	Transaction description	Type of related party	Years ended December 31,
Services received			2016	2015	2014
Editorial Azeta S.A. (a)	Advertising	Other related party	(3)	(2)	(2)
Penta S.A. (a)	Rental	Other related party	(2)	-	-
Latin American Nautilus Ltd. (b).	International inbound calls and data	Other related party	(19)	(71)	(147)
Grupo Italtel (b)	Maintenance, materials and supplies	Other related party	(10)	(125)	(63)
Telecom Italia Sparkle S.p.A. (b)	International outbound calls and others	Other related party	(7)	(58)	(52)
TIM Participacoes S.A. (b)	Roaming	Other related party	(17)	(11)	(19)
Telecom Italia S.p.A. (b)	Fees for services and roaming	Parent company as of March 8, 2016	(3)	(33)	(18)
Latin American Nautilus Argentina S.A. (b)	International outbound calls	Other related party	(2)	(7)	(12)
Latin American Nautilus USA Inc. (b)	International outbound calls	Other related party	(1)	(7)	(8)
Caja de Seguros S.A. (c)	Insurance	Other related party	(9)	(36)	(29)
Experta ART S.A. (d) (e)	Salaries and social security - Insurance	Other related party	(131)	(100)	(61)
La Estrella Seguros de Retiro S.A. (d)	Insurance	Other related party	-	(5)	(9)
Universal Music Argentina S.A. (f)	VAS costs	Other related party	(4)	(4)	-
Haras El Capricho S.A. (g)	Advertising	Other related party	-	(1)	-
Telteco S.A. (h)	Fees for services	Other related party	(22)	(14)	(7)
Total services received			(230)	(474)	(427)

	Transaction description	Type of related party	Years ended December 31,
			2016	2015	2014
Finance costs
Experta ART S.A. (d) (e)	Interests on loans	Other related party	(27)	-	-
La Estrella Seguros de Retiro S.A. (d)	Interests on loans	Other related party	(28)	-	-
Total finance costs			(55)	-	-

		Years ended December 31,
	Type of related party	2016	2015	2014
Purchases of PP&E and intangible assets
Italtel Group (b)	Other related party	18	103	153
Telteco S.A. (h)	Other related party	1	4	12
Total purchases of PP&E and intangible assets		19	107	165

		As of December 31,
Commitments	Type of related party	2016	2015
	Other related parties	-	221
		-	221

(a)	Such companies relate to ABC Telecommunications Group of Paraguay.
(b)	Such companies relate to Telecom Italia Group until March 8, 2016.
(c)	Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.A. Since March 31, 2015 and until March 8, 2016 it relates to Telecom Italia Group.
(d)	Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.A. Since March 31, 2015 it relates to W de Argentina - Inversiones S.A.
(e)	Until September 9, 2015 this company was La Caja Aseguradora de Riesgos del Trabajo ART S.A.
(f)	Such companies relate to Telecom Italia Group since November 1, 2015 and until March 8, 2016.
(g)	Such companies relate to W de Argentina – Inversiones S.A.
(h)	Such companies relate to a Board of Directors member appointed by W de Argentina – Inversiones S.A.

The transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders’ equity of the Company, after being approved by the Audit Committee in compliance with Decree No. 677/01 and Law No. 26,831.

(e) Key Managers

Compensation for the Key Managers, including social security contribution, amounted to $198, $106 and $56 for the years ended December 31, 2016, 2015 and 2014, respectively, and was recorded as expenses under the line item “Employee benefits expenses and severance payments”.

	Years ended December 31,
	2016	2015	2014
Salaries (*)	52	37	31
Variable compensation (*)	53	26	7
Social security contributions	30	18	11
Hiring benefits	5	-	-
Termination benefits	58	25	7
	198	106	56

(*) Gross compensation. Social security contributions and income tax retentions that are deducted from the gross compensation are in charge of the employee.

As of December 31, 2016 and 2015, respectively, an amount of $66 and $30 remained unpaid.

The estimated compensation of the members of the Telecom Argentina’s Board of Directors for fiscal year 2016 is approximately of $35.5. Additionally, a member of the Board of Directors (included in the Company’s payroll) has performed technical and administrative tasks for $1.4, recorded within “salaries and social security compensation” in the Consolidated Income Statements as of December 31, 2016.

The compensation for the members of the Telecom Argentina´s Board of Directors approved by the Ordinary Annual Shareholders’ Meeting for fiscal years 2015 and 2014 were approximately of $20 and $16, respectively.

The members and alternate members of the Board of Directors do not hold executive positions in the Company or Company’s subsidiaries.

Note 28 – Segment information

As of December 31, 2016, 2015 and 2014, the Telecom Group carries out its activities through six companies which were consolidated by the end of fiscal years 2016, 2015 and 2014, respectively (Note 1.a).

The Telecom Group has combined the operating segments into three reportable segments: “Fixed Services”, “Personal Mobile Services” and “Núcleo Mobile Services” based on the nature of products provided by the entities and taking into account the regulatory and economic framework in which each entity operates.

Segment financial information for the years 2016, 2015 and 2014 was as follows:

For the year ended December 31, 2016

☐                Income statement information

	Fixed	Mobile Services
	Services	Personal	Núcleo*	Subtotal	Eliminations	Total
Total revenues and other income (1)	17,027	35,766	2,649	38,415	(2,119)	53,323
Employee benefit expenses and severance payments	(7,220)	(2,381)	(199)	(2,580)	-	(9,800)
Interconnection costs and other telecommunication charges	(961)	(2,721)	(200)	(2,921)	1,329	(2,553)
Fees for services, maintenance, materials and supplies	(2,311)	(2,975)	(229)	(3,204)	509	(5,006)
Taxes and fees with the Regulatory Authority	(1,118)	(3,925)	(82)	(4,007)	-	(5,125)
Commissions	(327)	(3,286)	(295)	(3,581)	59	(3,849)
Cost of equipments and handsets	(136)	(5,749)	(303)	(6,052)	-	(6,188)
Advertising	(126)	(644)	(104)	(748)	-	(874)
Cost of VAS	(53)	(1,329)	(117)	(1,446)	-	(1,499)
Provisions	(78)	(109)	-	(109)	-	(187)
Bad debt expenses	(152)	(951)	(125)	(1,076)	-	(1,228)
Other operating expenses	(1,276)	(1,378)	(158)	(1,536)	222	(2,590)
Operating income before D&A	3,269	10,318	837	11,155	-	14,424
Depreciation of PP&E	(1,686)	(2,088)	(584)	(2,672)	-	(4,358)
Amortization of intangible assets	(211)	(1,526)	(103)	(1,629)	-	(1,840)
Impairment of PP&E	1	(384)	-	(384)	-	(383)
Operating income	1,373	6,320	150	6,470	-	7,843
Financial results, net	(151)	(2,064)	(29)	(2,093)	-	(2,244)
Income before income tax expense	1,222	4,256	121	4,377	-	5,599
Income tax expense, net	(59)	(1,506)	(29)	(1,535)	-	(1,594)
Net income	1,163	2,750	92	2,842	-	4,005

Net income attributable to Telecom Argentina	1,163	2,750	62	2,812	-	3,975
Net income attributable to non-controlling interest	-	-	30	30	-	30
	1,163	2,750	92	2,842	-	4,005

(*) Includes Personal Envíos’ operations that are not material (Revenues 25, Operating income before D&A (7), Operating income (9) and Net loss (9)).

(1)

Service revenues	14,923	28,049	2,382	30,431	-	45,354
Equipment sales	91	7,535	260	7,795	-	7,886
Other income	66	16	1	17	-	83
Subtotal third party revenues and other income	15,080	35,600	2,643	38,243	-	53,323
Intersegment revenues	1,947	166	6	172	(2,119)	-
Total revenues and other income	17,027	35,766	2,649	38,415	(2,119)	53,323

☐                Balance sheet information

PP&E, net	11,468	9,541	2,156	11,697	-	23,165
Intangible assets, net	429	7,086	78	7,164	(1)	7,592
Capital expenditures on PP&E (a)	3,820	5,249	563	5,812	-	9,632
Capital expenditures on intangible assets (b)	197	1,481	76	1,557	-	1,754
Total capital expenditures in PP&E and intangible assets (a)+ (b)	4,017	6,730	639	7,369	-	11,386
Total additions on PP&E and intangible assets	4,525	6,708	627	7,335	-	11,860
Net financial debt	441	(5,860)	(473)	(6,333)	-	(5,892)

☐                Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	50,406	49,958	29,832
Abroad	2,917	3,365	2,520
Total	53,323	53,323	32,352

For the year ended December 31, 2015

☐              Income statement information

	Fixed	Mobile Services
	Services	Personal	Núcleo*	Subtotal	Eliminations	Total
Total revenues and other income (1)	12,609	28,203	1,717	29,920	(1,989)	40,540
Employee benefit expenses and severance payments	(5,268)	(1,856)	(129)	(1,985)	-	(7,253)
Interconnection costs and other telecommunication charges	(719)	(2,686)	(154)	(2,840)	1,389	(2,170)
Fees for services, maintenance, materials and supplies	(1,769)	(2,417)	(152)	(2,569)	419	(3,919)
Taxes and fees with the Regulatory Authority	(818)	(3,071)	(54)	(3,125)	-	(3,943)
Commissions	(268)	(2,774)	(199)	(2,973)	48	(3,193)
Cost of equipments and handsets	(82)	(4,328)	(185)	(4,513)	-	(4,595)
Advertising	(108)	(628)	(78)	(706)	-	(814)
Cost of VAS	(38)	(1,136)	(82)	(1,218)	-	(1,256)
Provisions	(17)	(96)	-	(96)	-	(113)
Bad debt expenses	(79)	(462)	(23)	(485)	-	(564)
Other operating expenses	(934)	(960)	(93)	(1,053)	133	(1,854)
Operating income before D&A	2,509	7,789	568	8,357	-	10,866
Depreciation of PP&E	(1,341)	(1,379)	(326)	(1,705)	-	(3,046)
Amortization of intangible assets	(185)	(1,141)	(66)	(1,207)	-	(1,392)
Gain on disposal of PP&E and impairment of PP&E	(91)	(109)	1	(108)	-	(199)
Operating income	892	5,160	177	5,337	-	6,229
Financial results, net	(173)	(864)	(65)	(929)	-	(1,102)
Income before income tax expense	719	4,296	112	4,408	-	5,127
Income tax expense, net	(155)	(1,522)	(15)	(1,537)	-	(1,692)
Net income	564	2,774	97	2,871	-	3,435

Net income attributable to Telecom Argentina	564	2,774	65	2,839	-	3,403
Net income attributable to non-controlling interest	-	-	32	32	-	32
	564	2,774	97	2,871	-	3,435

(*) Includes Personal Envíos’ operations. This company started to operate on January 1, 2015. Its operations are not material (Revenues 9, Operating income before D&A (2), Operating income (4) and Net loss (4)).

(1)

Service revenues	10,675	22,258	1,547	23,805	-	34,480
Equipment sales	61	5,796	159	5,955	-	6,016
Other income	39	5	-	5	-	44
Subtotal third party revenues and other income	10,775	28,059	1,706	29,765	-	40,540
Intersegment revenues	1,834	144	11	155	(1,989)	-
Total revenues and other income	12,609	28,203	1,717	29,920	(1,989)	40,540

☐              Balance sheet information

PP&E, net	9,280	6,899	1,784	8,683	-	17,963
Intangible assets, net	443	7,131	86	7,217	(1)	7,659
Capital expenditures on PP&E (a)	2,846	3,157	393	3,550	-	6,396
Capital expenditures on intangible assets (b)	233	3,395	76	3,471	-	3,704
Total capital expenditures in PP&E and intangible assets (a)+ (b)	3,079	6,552	469	7,021	-	10,100
Total additions on PP&E and intangible assets	3,514	7,158	490	7,648	-	11,162
Net financial asset (debt)	560	(2,372)	(465)	(2,837)	-	(2,277)

☐              Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	38,633	38,344	24,844
Abroad	1,863	2,152	2,129
Total	40,496	40,496	26,973

For the year ended December 31, 2014

☐              Income statement information

	Fixed	Mobile Services
	Services	Personal	Núcleo	Subtotal	Eliminations	Total
Total revenues and other income (1)	10,357	23,353	1,588	24,941	(1,910)	33,388
Employee benefit expenses and severance payments	(4,021)	(1,452)	(118)	(1,570)	-	(5,591)
Interconnection costs and other telecommunication charges	(676)	(2,592)	(192)	(2,784)	1,386	(2,074)
Fees for services, maintenance, materials and supplies	(1,402)	(2,145)	(137)	(2,282)	351	(3,333)
Taxes and fees with the Regulatory Authority	(723)	(2,527)	(47)	(2,574)	-	(3,297)
Commissions	(210)	(2,181)	(156)	(2,337)	53	(2,494)
Cost of equipments and handsets	(72)	(3,959)	(112)	(4,071)	-	(4,143)
Advertising	(151)	(563)	(78)	(641)	-	(792)
Cost of VAS	(16)	(856)	(64)	(920)	-	(936)
Provisions	(115)	31	-	31	-	(84)
Bad debt expenses	(89)	(315)	(20)	(335)	-	(424)
Other operating expenses	(791)	(761)	(86)	(847)	120	(1,518)
Operating income before D&A	2,091	6,033	578	6,611	-	8,702
Depreciation of PP&E	(1,084)	(1,002)	(303)	(1,305)	-	(2,389)
Amortization of intangible assets	(146)	(648)	(60)	(708)	-	(854)
Gain on disposal of PP&E and impairment of PP&E	9	(25)	-	(25)	-	(16)
Operating income	870	4,358	215	4,573	-	5,443
Financial results, net	275	-	(22)	(22)	-	253
Income before income tax expense	1,145	4,358	193	4,551	-	5,696
Income tax expense, net	(403)	(1,542)	(22)	(1,564)	-	(1,967)
Net income	742	2,816	171	2,987	-	3,729

Net income attributable to Telecom Argentina	742	2,816	115	2,931	-	3,673
Net income attributable to non-controlling interest	-	-	56	56	-	56
	742	2,816	171	2,987	-	3,729

(1)

Service revenues	8,506	18,284	1,488	19,772	-	28,278
Equipment sales	53	4,920	90	5,010	-	5,063
Other income	26	21	-	21	-	47
Subtotal third party revenues and other income	8,585	23,225	1,578	24,803	-	33,388
Intersegment revenues	1,772	128	10	138	(1,910)	-
Total revenues and other income	10,357	23,353	1,588	24,941	(1,910)	33,388

☐              Balance sheet information

PP&E, net	7,751	4,688	1,370	6,058	-	13,809
Intangible assets, net	395	4,877	60	4,937	(1)	5,331
Capital expenditures on PP&E (a)	2,112	1,896	296	2,192	-	4,304
Capital expenditures on intangible assets (b)	165	4,427	61	4,488	-	4,653
Total capital expenditures in PP&E and intangible assets (a)+ (b)	2,277	6,323	357	6,680	-	8,957
Total additions on PP&E and intangible assets	2,628	6,564	355	6,919	-	9,547
Net financial asset (debt)	219	693	(167)	526	-	745

☐              Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	31,697	31,428	18,414
Abroad	1,691	1,960	1,510
Total	33,388	33,388	19,924

Note 29 – Quarterly consolidated information (unaudited information)

Quarter	Revenues	Operating income before D&A	Operating income	Financial Results, net (loss) gain	Net income	Net income attributable to Telecom Argentina
Fiscal year 2014:
March 31	7,466	2,112	1,377	(32)	906	889
June 30	8,119	2,007	1,241	186	930	916
September 30	8,598	2,067	1,225	76	848	839
December 31	9,158	2,516	1,600	23	1,045	1,029
	33,341	8,702	5,443	253	3,729	3,673
Fiscal year 2015:
March 31	8,872	2,634	1,680	(89)	1,041	1,028
June 30	9,624	2,501	1,468	(30)	937	928
September 30	10,094	2,529	1,311	(73)	800	801
December 31	11,906	3,202	1,770	(910)	657	646
	40,496	10,866	6,229	(1,102)	3,435	3,403
Fiscal year 2016:
March 31	12,455	3,394	1,997	(557)	935	925
June 30	12,951	3,361	1,724	(489)	802	800
September 30	13,412	3,453	1,802	(636)	758	746
December 31	14,422	4,216	2,320	(562)	1,510	1,504
	53,240	14,424	7,843	(2,244)	4,005	3,975

Note 30 – Restrictions on distribution of profits and dividends

(a) Restrictions on distribution of profits

Under the LGS, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). On May 21, 2014, Telecom Argentina reached the maximum amount of its Legal Reserve according to LGS and CNV provisions previously disclosed.

(b) Dividends

The Company is able to distribute dividends up to the limit of retained earnings determined under the LGS, and reserves constituted to such purpose. Retained earnings as of December 31, 2016 are positive and amounted to $3,975, while Voluntary reserve for future dividends payment amounted to $4,272.

	2016	2015	2014

Dividends declared and paid by Telecom Argentina during the year ($2.06, $0.83 and $1.22 peso per share, respectively)	(*) 2,000	804	1,202

Proposed for approval at the Annual General Meeting (not recognized as a liability as at December 31)	(**)	-	-

(*) By reversal of the reserve for future cash dividends.

(**) The Company’s Board of Directors has proposed to the Shareholder’s Meeting the allocation of the retained earnings to the constitution of a “Future Cash Dividends Reserve”.

Note 31 – Subsequent events to December 31, 2016

a)            Pre-cancelation of Personal’s bank loan

On January 28, 2015, Personal had signed a loan agreement with a foreign bank for US$ 40.8 million (equivalent to $353 at such date). The capital was fully cancelable in 27 months (bullet) with quarterly interest payments.

On February 7, 2017, with the maturity of the interest service, Personal proceeded to fully prepay the loan, paying US$ 40.8 million of capital (equivalent to $643), US$ 1 million of interest (equivalent to $16) and US$ 0.3 million of pre-cancellation fee (equivalent to $5).

b)           NDF to hedge interest rate fluctuations

During January and February 2017, Personal entered into various hedging agreements (NDF) to cover fluctuations in the LIBOR rate of the loan with IFC in an amount that as of the date of issuance of these financial statements totaled US$ 300 million. These NDF allow fixing the variable rate to be set as from March 15, 2017 and for the life of the loan, ranging from 2.087% to 2.33% nominal per annum (a weighted average of 2.183% nominal per annum).

c)            Cancellation of bank overdrafts

During January and February 2017, the Telecom Group totally canceled its bank overdrafts amounting to $1,707.

EXHIBIT INDEX

1.1	Estatutos Sociales (Bylaws) of Telecom Argentina, as amended (English translation) (incorporated by reference to Telecom’s report on Form 6-K filed on February 5, 2016).

4.1	Deposit Agreement, dated November 8, 1994 (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-07452)).

4.2	Form of Amendment No. 1 to Deposit Agreement, dated August 28, 1997 (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-07452)).

8.1	List of Subsidiaries.

12.1	Certification of Germán Vidal of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Pedro Insussarry of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Germán Vidal and Pedro Insussarry pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1

2010 Amended and Restated Shareholders’ Agreement between Telecom Italia S.p.A., Telecom Italia International N.V. and W de Argentina — Inversiones S.L., dated August 5, 2010 (“Shareholders’ Agreement”) (incorporated by reference to Exhibit 3 to Telecom Italia S.p.A.’s Schedule 13D, filed on October 22, 2010).

15.2	First Amendment to the Shareholders’ Agreement dated October 13, 2010 (incorporated by reference to Exhibit 4 to Telecom Italia S.p.A.’s Schedule 13D, filed on October 22, 2010).

15.3	Second Amendment to the Shareholders’ Agreement, dated March 9, 2011 (incorporated by reference to Exhibit 3 to Telecom Italia S.p.A.’s Schedule 13D/A, filed on March 10, 2011).

15.4	Third Amendment to the Shareholders’ Agreement, dated November 13, 2013 (incorporated by reference to Exhibit 6 to Telecom Italia S.p.A.’s Schedule 13D, filed on November 14, 2013).

15.5

Amended and Restated Amendment No. 3 to the Shareholders’ Agreement, dated October 24, 2014 (incorporated by reference to Exhibit 15 to Telecom Italia S.p.A.’s Schedule 13D, filed on October 27, 2014).

15.6	Fourth Amendment to the Shareholders’ Agreement, dated March 17, 2017 (incorporated by reference to Exhibit 26 to Fintech Telecom, LLC’s Schedule 13D/A, filed on March 20, 2017).

15.7	Mutual Shareholder Release to the Shareholders’ Agreement, dated November 13, 2013 (incorporated by reference to Exhibit 7 to Telecom Italia S.p.A.’s Schedule 13D, filed on November 14, 2013).

15.8	Deed of Adherence to the Shareholders’ Agreement, dated November 13, 2013 (incorporated by reference to Exhibit 8 to Telecom Italia S.p.A.’s Schedule 13D, filed on November 14, 2013).

Exhibit 8.1

Telecom Argentina S.A.
Subsidiaries

Name	Jurisdiction of Incorporation
Telecom Personal S.A.	Argentina

Núcleo S.A. (1)	Paraguay

Personal Envíos S.A. (2)	Paraguay

Micro Sistemas S.A. (3)	Argentina

Telecom Argentina USA, Inc.	Delaware, United States

(1)         Interest held indirectly through Telecom Personal S.A.

(2)         Interest held indirectly through Núcleo S.A.

(3)         Dormant subsidiary as of December 31, 2016.

Exhibit 12.1

CERTIFICATION

I, Germán Vidal, certify that:

1.                                     I have reviewed this Annual Report on Form 20-F of Telecom Argentina S.A.;

2.                                    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.                                    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.                                    The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

a)                                   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)                                   designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)                                    evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)                                   disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.                                    The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the Audit Committee of the Company’s Board of Directors (or persons performing the equivalent functions):

a)                                   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b)                                   any fraud, whether or not material, that involves Management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:                  April 26, 2017

By:	/S/ GERMÁN VIDAL
	Name:	Germán Vidal
	Title:	Chief Executive Officer

Exhibit 12.2

CERTIFICATION

I, Pedro Insussarry, certify that:

1.                                     I have reviewed this Annual Report on Form 20-F of Telecom Argentina S.A.;

2.                                     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.                                     Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.                                   The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

a)                                    designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)                                    designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)                                     evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)                                    disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.                                     The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the Audit Committee of the Company’s Board of Directors (or persons performing the equivalent functions):

a)                                   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b)                                    any fraud, whether or not material, that involves Management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:                  April 26, 2017

By:	/S/ PEDRO INSUSSARRY
	Name:	Pedro Insussarry
	Title:	Interim Chief Financial Officer

Exhibit 13.1

CERTIFICATION

April 26, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

The certification set forth below is being submitted to the Securities and Exchange Commission solely for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

German Vidal, the Chief Executive Officer and Pedro Insussarry, the Interim Chief Financial Officer of Telecom Argentina S.A. (“Telecom”) each certifies that, to the best of their knowledge:

1.          this Annual Report on Form 20-F (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.          the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Telecom.

By:	/S/ GERMÁN VIDAL
	Name:	Germán Vidal
	Title:	Chief Executive Officer

By:	/S/ PEDRO INSUSSARRY
	Name:	Pedro Insussarry
	Title:	Interim Chief Financial Officer